Form 10-K, Exhibit 13
period 1996-09-30
ACE LTD
filed 1996-12-20
CIK 896159

                                  ACE

selected financial data

     The following table sets forth selected consolidated financial data of the
Company as of and for each of the years in the five-year period ended September
30, 1996.
----------------------------------------------------------------------------------------------------------

                                                       Year ended September 30,
                                   -----------------------------------------------------------------------
                                         1996         1995         1994         1993         1992
                                   (in thousands, except share and per share data and selected other data)

Operations data:

 Net premiums written               $   602,707  $   424,756  $   385,926  $   340,355  $   322,362
 ---------------------------------------------------------------------------------------------------------
 Net premiums earned                    587,245      428,661      391,117      319,578      273,977

 Net investment income                  206,524      181,375      142,677      119,978      109,870

 Net realized gains on investments       55,229       50,765        3,717       98,371      135,948

 Losses and loss expenses (1)           464,824      350,653      520,556      262,117      463,283

 Acquisition costs and administrative
  expenses                               94,441       72,582       62,633       52,263       46,062
----------------------------------------------------------------------------------------------------------
 Net income (loss) (1)              $   289,733  $   237,566  $   (45,678) $   223,547  $    10,450
==========================================================================================================
 Earnings (loss) per share (2)      $      5.82  $      5.05  $     (0.95) $      5.50  $      0.29
==========================================================================================================
 Weighted average shares

  outstanding                        49,813,628   47,059,006   48,202,545   40,641,263   36,240,734

 Pro forma (3):

  Earnings per share                                                       $      4.49  $      0.21
                                                                          ==========================
  Weighted average shares outstanding                                       49,831,087   49,814,295

 Cash dividends per share (4)       $      0.64  $      0.50  $      0.42  $      0.43        -

-------------------------------------------------------------------------------
1. At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million (see "Management's Discussion and Analysis - Breast Implant Litigation"). In 1992, the Company began applying actuarial and statistical methods to estimate ultimate expected losses and loss expenses. The recording of $463 million of losses and loss expenses in 1992 resulted from the application of these methods to all of the Company's business since inception. Of such amount, $236 million related to premiums earned in years prior to 1992 and $227 million related to premiums earned in 1992.

2. Earnings (loss) per share are computed using net income (loss) divided by the weighted average number of Ordinary Shares outstanding and, if dilutive, shares issuable under outstanding options. There is no material difference between primary and fully diluted earnings (loss) per share.

3. Pro forma earnings per share have been calculated by dividing net income by the weighted average number of Ordinary Shares and Ordinary Share equivalents outstanding as adjusted

                                  [ACE LOGO]

These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" presented on pages 28 to 45 and 18 to 27 respectively, of this annual report.
--------------------------------------------------------------------------------

                                                                                  Year ended September 30,
                                                        --------------------------------------------------------------------------
                                                            1996            1995            1994           1993           1992
                                                          (in thousands, except share and per share data and selected other data)
Balance sheet data (at end of period):
  Total investments and cash                              $4,155,274      $3,132,200      $2,538,321     $2,211,230     $1,949,098
  Total assets                                             4,574,358       3,236,906       2,632,361      2,293,587      2,020,379
  Unpaid losses and loss expenses (1)                      1,836,113       1,437,930       1,160,392        650,180        673,849
  Total shareholders' equity (1)                           2,244,278       1,442,663       1,088,745      1,368,180      1,101,981
  Book value per share (1) (5)                            $    38.58      $    31.29      $    22.96     $    27.47     $    28.81
  Fully diluted book value per share (1) (6)              $    38.31      $    31.19      $    22.95     $    27.46     $    22.28
Selected other data:
  Loss and loss expense ratio (1)                               79.1%           81.8%          133.1%          82.0%         169.1%
  Underwriting and administrative expense ratio                 16.1%           16.9%           16.0%          16.4%          16.8%
  Combined ratio (1)                                            95.2%           98.7%          149.1%          98.4%         185.9%
  Loss reserves to capital and surplus ratio (1)                81.8%           99.7%          106.6%          47.5%          61.1%
  Ratio of net premiums written to capital and surplus         0.27:1          0.29:1          0.35:1         0.25:1         0.29:1

------------------------------------------------------------------------------------------------------------------------------------

to reflect the recapitalization and the repurchase of Ordinary Shares, effected in March 1993, and assumes the recaptilization and repurchase of Ordinary Shares occurred at the beginning of each year for which pro forma information is provided.

4. The dividends declared in 1993 included a special "RPII" dividend of $ 0.23 per Ordinary Share paid to shareholders of record on July 7, 1993.

5. For years prior to 1993, book value per share is based on (i) shareholders' equity plus conditional demand notes receivable less aggregate cost to redeem all outstanding Callable Preferred Shares, divided by (ii) Ordinary Shares outstanding at the end of the period.

6. For years prior to 1993, fully diluted book value per share is based on (i) shareholders' equity plus conditional demand notes receivable plus aggregate proceeds, assuming exercise of all outstanding options less aggregate cost to redeem all outstanding Callable Preferred Shares and Callable Preferred Shares issuable upon exercise of options outstanding, divided by (ii) Ordinary Shares outstanding plus Ordinary Shares issuable upon exercise of options outstanding at the end of the period.

                                      ACE

The following is a discussion of the Company's financial condition, results of operations, liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, presented on pages 28 to 45 of this annual report.

  md&a

  Management's discussion and analysis of results of operations and financial condition

  General

  ACE Limited ("ACE") is a holding company which, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Insurance"), Corporate Officers & Directors Assurance Ltd. ("CODA") and Tempest Reinsurance Company Limited ("Tempest") provides insurance and reinsurance for a diverse group of international clients. In addition, the Company provides funds at Lloyd's of London ("Lloyd's") to support underwriting by syndicates managed by Methuen Underwriting Limited ("MUL"). The term "the Company" refers to ACE and its subsidiaries, excluding Methuen.

  On July 1, 1996, the Company completed the acquisition of Tempest, a leading Bermuda-based property catastrophe reinsurer. Tempest underwrites property catastrophe reinsurance on a worldwide basis, emphasizing excess layer coverages, and has large aggregate exposures to man-made and natural disasters. Property catastrophe loss experience is generally characterized as low frequency but high severity short-tail claims which may result in significant volatility in financial results. (For further discussion, see "Liquidity and Capital Resources").

  On March 27, 1996, the Company acquired a controlling interest in Methuen Group Limited ("Methuen"), the holding company for MUL, a leading Lloyd's managing agency. On November 26, 1996 the Company acquired the remaining 49 percent interest in Methuen. MUL manages six syndicates with a total underwriting capacity of (Pounds)366 million (approximately $555 million) in 1996. For the 1996 year of account, the Company, through a corporate subsidiary, has participated in the underwriting of these syndicates by providing funds at Lloyd's of (Pounds)12.25 million (approximately $18 million), which was primarily in the form of a letter of credit, supporting (Pounds) 24.5 million (approximately $37 million) of underwriting capacity. For the 1997 year of account, the Company has agreed to provide funds at Lloyd's of approximately (Pounds)62 million (approximately $93 million) to support up to approximately (Pounds)124 million (approximately $186 million) of premium writing capacity by Methuen syndicates. The Methuen syndicates in which the Company participates underwrite aviation, marine and non-marine risks.

  On November 26, 1996 the Company acquired Ockham Worldwide Holdings PLC ("Ockham Worldwide"), a wholly-owned subsidiary of Ockham Holdings PLC. Ockham Worldwide owns two Lloyd's managing agencies, Ockham Sturge Aviation Agency Ltd. and Ockham Worldwide Agency Ltd. Upon completion of the acquisition, the two managing agencies changed their names to ACE London Aviation Limited and ACE London Underwriting Limited. Together these two agencies manage seven syndicates with total underwriting capacity of (Pounds) 349 million (approximately $524 million) in 1996. Ockham Worldwide also owns a Lloyd's corporate member which provides funds at Lloyd's to support underwriting on these syndicates. The Company expects to provide approximately (Pounds)15 million (approximately $23 million) of capacity to the syndicates managed by Ockham Worldwide for the 1997 year of account.

  The Company's excess liability insurance policy generally provides limits of up to a maximum of $200 million per occurrence and annual aggregate, with a minimum attachment point generally of $100 million. For all new and renewal business, effective December 15, 1994, the Company reduced the maximum limits offered for integrated occurrences from $200 million to $100 million. The Company maintains excess of loss clash reinsurance to protect it from losses arising from a single set of circumstances (occurrence) covered by more than one excess liability insurance policy. The reinsurance provides protection to a maximum of $150 million, and in the aggregate excess of $225 million, for each and every loss occurrence involving three or more insureds. Integrated occurrences are specifically excluded.

  The Company offers up to $75 million of limits in directors and officers liability coverage. The Company does not purchase reinsurance for its directors and officers liability risks.

  The Company began satellite insurance operations in February 1994. Until February 15, 1996, the Company offered separate limits of up to $25 million per risk for launch insurance, including ascent to orbit and/or initial testing, and up to $25 million per risk for in-orbit insurance. This risk was fully retained by the Company. Effective for all business written on or after

                                  [LOGO ACE]

February 15, 1996, the Company has entered into a surplus treaty arrangement which provides for up to $25 million of reinsurance for each risk. This reinsurance arrangement has enabled the Company to raise the gross limits offered for satellite insurance to $50 million per risk.

  During fiscal 1995, the Company entered the following new lines of business: aviation insurance, excess property insurance, and financial lines. Also during 1995, the Company commenced its participation in the reinsurance of "First Line".

  Aviation insurance provides coverage for various aviation products, including aircraft manufacturer's hull and liability, as well as airport liability, aircraft refueling operations and associated aircraft liability risks. The Company offers limits of up to $100 million per insured, with no minimum attachment point. The Company reduces its net exposure to approximately $50 million per insured, with a dedicated reinsurance program.

  The Company offers global excess property "all risk" insurance, providing limits of up to a maximum of $50 million per occurrence with a minimum attachment point of $25 million. Coverage includes such perils as windstorm, earthquake and fire, as well as explosion. Consequential business interruption coverage is also offered. In certain circumstances, the Company uses reinsurance to establish the retained net limit per risk. In addition, the Company has purchased catastrophe reinsurance to control the possible effects of cumulative natural peril exposure.

  The Company's financial lines product group offers specifically designed financial, insurance and reinsurance solutions to address complex risk management problems. The programs offered typically have the following common characteristics: multi-year contract terms, broad coverage that includes stable capacity and pricing for the insured, aggregate policy limits and insured participation in the results of their own loss experience. Each contract is unique because it is tailored to the insurance or reinsurance needs, specific loss history and financial strength of the insured. Premium volume, as well as the number of contracts written, can vary significantly from period to period due to the nature of the contracts being written. Profit margins may vary from contract to contract depending on the amount of underwriting risk and investment risk assumed on each contract.

  The Company participates in the reinsurance of a program referred to as "First Line" which provides financial guarantees required by the U.S. Coast Guard to issue Certificates of Financial Responsibility, under the Oil Pollution Act of 1990, to owners of vessels operating in U.S. waters. The Company has purchased excess of loss reinsurance to limit its exposure in this line.

  The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets.

-------------------------------------------------------------------------------
Results of Operations  -  Years ended September 30, 1996, 1995 and 1994


                                     1996             1995               1994
                                     ------------------------------------------
                                                  (in millions)
Income (loss) excluding net
 realized gains on investments       $234.5          $186.8             $(49.4)
Net realized gains on investments      55.2            50.8                3.7
Net income (loss)                    $289.7          $237.6             $(45.7)

  During the years ended September 30, 1996 and 1995, the Company has experienced strong growth in net premiums earned and net investment income, offset partially by an increase in general and administrative expenses. These factors, together with the inclusion of income excluding net realized gains on investments of $23.8 million from Tempest for the three month period from July 1, 1996, the date of acquisition, resulted in income excluding net realized gains on investments of $234.5 million in 1996.

  For 1995, these same factors, excluding Tempest, resulted in income excluding net realized gains on investments of $186.8 million. Fiscal 1994 income excluding net realized gains on investments was adversely affected by an additional charge of $200 million in the Company's reserve for unpaid losses and loss expenses which was primarily related to breast implant litigation resulting in a net loss excluding net realized gains on investments of $49.4 million (see "Losses and Loss Expenses" and "Breast Implant Litigation").
--------------------------------------------------------------------------------

[LOGO, md&a]


Premiums
                                                                Percentage                     Percentage
                                                   1996           change         1995            change          1994
                                                  ---------------------------------------------------------------------
Net premiums written                                                        (in millions)
 Excess liability                                 $202.3          (15.4)%       $239.1           (10.5)%        $267.0
 Financial lines                                   119.2            N.M.           9.2             N.M.             --
 Directors and officers liability                   97.6           (7.1)         105.0            (2.3)          107.5
 Satellite                                          85.3           89.7           45.0             N.M.           14.1
 Property catastrophe (Tempest)                     34.8            N.M.            --             N.M.             --
 Aviation                                           27.1            N.M.           7.0             N.M.             --
 Excess property                                    13.9            N.M.           5.3             N.M.             --
 First Line                                         12.0          (14.0)          13.9             N.M.             --
 Lloyd's syndicates                                  9.7            N.M.            --             N.M.             --
 Other                                               0.8            N.M.           0.3             N.M.           (2.7)
 ----------------------------------------------------------------------------------------------------------------------
                                                  $602.7           41.9%        $424.8            10.1%         $385.9
 ----------------------------------------------------------------------------------------------------------------------

Net premiums earned
 Excess liability                                 $238.2           (9.2)%       $262.4            (2.5)%        $268.9
 Financial lines                                    84.9            N.M.           0.8             N.M.             --
 Directors and officers liability                  104.5           (5.0)         110.1            (3.4)          114.0
 Satellite                                          77.8           79.7           43.3             N.M.            8.1
 Property catastrophe (Tempest)                     35.7            N.M.            --             N.M.             --
 Aviation                                           19.0            N.M.           1.5             N.M.             --
 Excess property                                    11.8            N.M.           1.0             N.M.             --
 First Line                                         11.9           28.8            9.2             N.M.             --
 Lloyd's syndicates                                  2.8            N.M.            --             N.M.             --
 Other                                               0.6            N.M.           0.4             N.M.            0.1
 ----------------------------------------------------------------------------------------------------------------------
                                                  $587.2           37.0%        $428.7             9.6%         $391.1
 ----------------------------------------------------------------------------------------------------------------------
  N.M. = Not Meaningful

  The Company's ability to make strategic acquisitions, develop new product lines and maintain high renewal rates on existing business despite continuing competitive pressure in certain markets, particularly the excess liability and directors and officers liability markets, has resulted in increases in net premiums written and net premiums earned for the years ended September 30, 1996 and 1995.

  Net premiums written increased by $177.9 million or 41.9 percent in 1996 compared to 1995. This growth is a result of a very strong year for the Company's financial lines and satellite product lines together with the increased contributions from aviation and excess property insurance which both include a full year of underwriting in 1996. Net premiums written also include property catastrophe premiums written by Tempest from July 1, 1996, as well as premiums from the Company's participation in the Lloyd's syndicates managed by MUL. These increases were offset by decreases in excess liability and directors and officers liability premiums written in 1996. Limit reductions, some of which resulted from reduced integrated occurrence coverages and increases to higher attachment points on some business written, contributed to the decrease in excess liability premiums. Continuing competitive pressures in the excess liability market also contributed to the decline in this line of business. The decline in directors and officers premiums is primarily due to a lower level of premiums generated from multi-year policies and premium decreases due to the continuing competitive pressure in the directors and liability market, offset somewhat by a net increase in new business.

  The increase in net premiums written of $38.9 million or 10.1 percent in 1995 as compared to 1994 was mainly the result of strong growth in the Company's satellite insurance business and the contributions of the Company's new product lines. The Company continued its program of selective premium rate increases for excess liability accounts in the chemical, energy, petrochemical and medical/pharmaceutical industries. However, a combination of the Company's decision to impose an annual aggregate sublimit of $100 million for excess liability integrated occurrences and an increase in competition in the marketplace was primarily responsible for the net decrease in excess liability net premiums written of $27.9 million. The slight decrease of $2.5 million in directors and officers liability net premiums written during 1995 was primarily the result of reduced premiums from multi-year policies and continuing competitive pressures in that marketplace. These factors were partially offset by an additional month of CODA net premiums written in 1995 as compared with 1994. CODA was acquired by the Company on November 1, 1993

                                    [LOGO]

and accordingly, eleven months of CODA net premiums written were recognized during fiscal 1994 as compared with twelve months in 1995.

  For fiscal 1996, net premiums earned increased by $158.5 million to $587.2 million compared with $428.7 million in 1995. The increase was the result of contributions from the new lines of business, particularly financial lines, together with the increase in satellite premiums earned, primarily from launch insurance, and the inclusion of Tempest earned premiums since July 1, 1996, the date of acquisition, which amounted to $35.7 million. These increases were offset by a decline in excess liability and directors and officers liability premiums earned in the year.

  Net premiums earned increased by $37.6 million for 1995 as compared with 1994 due mainly to satellite insurance business which added $35.2 million and new product lines which together contributed $12.5 million offsetting declines primarily in excess liability and directors and officers liability in the aggregate of $10.4 million. Net premiums earned from excess liability and directors and officers liability declined primarily as a result of the imposition of the annual aggregate sublimit for excess liability integrated occurrences and an increase in competition in the marketplace.

-------------------------------------------------------------------------------------
  Net Investment Income
                                      Percentage                Percentage
                           1996         change        1995        change         1994
                           ----------------------------------------------------------
                                                  (in millions)
Net investment income      $ 206.5      13.9%       $ 181.4       27.1%       $ 142.7
-------------------------------------------------------------------------------------

  The increases in net investment income in 1996 and 1995 were primarily attributable to a larger investable asset base. On average, the portfolio generated a lower yield in 1996 compared to 1995 as a result of general market conditions while higher average yields were generated in 1995 as compared to 1994. The increases in the investable asset base in both 1996 and 1995 were due to positive cash flows from insurance operations and the reinvestment of funds generated by the portfolio. The increase in 1996 was also the result of the consolidation of the Tempest portfolio on July 1, 1996.

---------------------------------------------------------------------------------------------------------------
  Net Realized Gains (Losses) on Investments
                                                                                1996          1995       1994
                                                                                -------------------------------
Net realized gains (losses):                                                           (in millions)
  Fixed maturities and short-term investments                                   $14.4          $ 8.4     $(43.3)
  Equity securities                                                              15.8            3.6         --
  Financial futures contracts                                                    26.7           39.8      (11.1)
  Currency losses                                                                (1.7)          (1.0)        --
  Centre Reinsurance Holdings Limited ("Centre Re") voting
    common shares                                                                  --             --       58.1
---------------------------------------------------------------------------------------------------------------
                                                                                $55.2          $50.8     $  3.7
===============================================================================================================

  The Company's investment strategy takes a long-term view and the portfolio is actively managed to maximize total return within certain specific guidelines which minimize risk. The portfolio is reported at fair value. The effect of market movements on the investment portfolio will directly impact net realized gains (losses) on investments when securities are sold. Changes in unrealized gains and losses, which result from the revaluation of securities held, are reported as a separate component of shareholders' equity.

  In May 1996, the Company decided to increase the equity exposure of the portfolio from 15 percent to 20 percent. It is expected that this change to the equity exposure will be fully implemented by the end of the first quarter of fiscal 1997. The remainder of the portfolio is comprised of fixed maturity securities.

  Non-U.S. dollar fixed maturity and equity securities are held in the portfolio. The Company's investment guidelines permit the use of foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar holdings. The contracts used are not designated as specific hedges and therefore, realized and unrealized gains and losses recognized on these contracts are recorded as a component of net realized gains (losses) on investments in the period in which the fluctuations occur, together with net foreign currency gains and losses recognized when non-U.S. dollar securities are sold.

md&a
                               ACE

  Sales proceeds for fixed maturity securities were generally higher than their amortized costs during fiscal 1996 which resulted in net realized gains on investments of $14.4 million compared to gains of $8.4 million during 1995. In fiscal 1994, decreasing market values created by rising interest rates resulted in sales proceeds for securities which were generally less than their amortized cost, with net realized losses of $43.3 million being recognized on fixed maturities and short-term investments.

  With strong equity markets, net realized gains on sales of equity securities were $15.8 million in fiscal 1996 compared with gains of $3.6 million in 1995. In fiscal 1994, the Company's equity exposure was obtained solely through the use of a synthetic equity fund. In addition to the synthetic equity fund, during fiscal 1995, common stocks were introduced into the portfolio as part of the implementation of changes to the strategic asset allocation.

  The realized gains on financial futures contracts were generated from U.S. Treasury futures contracts and from the equity index futures contracts held in the synthetic equity fund. Gains and losses on these instruments are closely linked to fluctuations in the U.S. Treasury and equity markets and therefore, realized gains would be expected during periods of broad market improvements while losses are realized during periods of market declines.

  The majority of the $26.7 million of net realized gains on financial futures contracts recorded in 1996 were generated by the equity index futures contracts held, as a result of the 20 percent rise in the S&P 500 Stock Index during the fiscal year. This compares with $39.8 million generated in 1995 as a result of the nearly 30 percent rise in the S&P 500 Stock Index during the period. The remainder arose from gains recognized on futures contracts used by certain of the Company's external managers of fixed income securities (see note 7(a) of the Notes to Consolidated Financial Statements for a discussion of the Company's use of financial futures contracts). In comparison, net realized losses on financial futures contracts of $11.1 million were generated during 1994 by the equity index futures contracts and future contracts on fixed income securities. Most of the losses were derived from the U.S. Treasury futures contracts and were a direct result of the increase in intermediate and long-term interest rates during the twelve month period which resulted in market depreciation for fixed income securities.

  Currency losses for the year were $1.7 million compared to a loss of $1.0 million for 1995. Unrealized currency losses of $7.2 million on securities held in the portfolio as at September 30, 1996 are reflected in net unrealized appreciation on investments in shareholders' equity. At September 30, 1995 there was an unrealized currency gain of $1.7 million in net unrealized appreciation on investments in shareholders' equity.

  In fiscal 1994, the Company sold its voting common shares of Centre Re, a privately held Bermuda-domiciled reinsurer specializing in finite risk reinsurance, to Zurich Insurance Company, the controlling shareholder of Centre Re, for $128.4 million and recognized a gain of $58.1 million. The proceeds from the sale, and interest thereon, were received by the Company in February 1994, and integrated into the Company's investment portfolio.

--------------------------------------------------------------------------------

  Combined Ratio

                                                          1996   1995    1994
                                                        ------------------------
  Loss and loss expense ratio                             79.1%  81.8%  133.1%
  Acquisition cost ratio                                   9.0   10.9    11.7
  Administrative expense ratio                             7.1    6.0     4.3
  ------------------------------------------------------------------------------
  Combined ratio                                          95.2%  98.7%  149.1%
  ------------------------------------------------------------------------------

  The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss and loss expense ratio, acquisition cost ratio, administrative expense ratio and combined ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio, acquisition cost ratio and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting profits and a combined ratio exceeding 100 percent indicates underwriting losses.

--------------------------------------------------------------------------------

  Losses and Loss Expenses

                                           Percentage        Percentage
                                    1996     change    1995    change     1994
                                 -----------------------------------------------
                                                   (in millions)
  Losses and loss expenses        $ 464.8    32.6%   $ 350.6   (32.6)%  $ 520.6
  ------------------------------------------------------------------------------

                                  [ACE LOGO]

  For the year ended September 30, 1996, the loss and loss expense ratio was
79.1 percent. This ratio has been impacted by the inclusion of Tempest since July 1, 1996, the date of acquisition. Property catastrophe loss experience is generally characterized as low frequency but high severity short-tail claims which may result in significant volatility in results. For the period from the date of acquisition of Tempest to September 30, 1996, Tempest's loss and loss expense ratio was 36.4 percent. Excluding the impact of Tempest, the loss and loss expense ratio for fiscal 1996 would have been 81.8 percent. For the year ended September 30, 1995 the loss and loss expense ratio was also 81.8 percent. The loss and loss expense ratio for 1994 was significantly impacted by an additional $200 million charge to earnings which related to increases in the reserve for unpaid losses and loss expenses primarily related to breast implant litigation. Excluding the additional charge, the loss and loss expense ratio for 1994 would have been 82.0 percent and the combined ratio would have been 98.0 percent.

  Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in certain lines of business in which the Company provides insurance and reinsurance, complicate the actuarial reserving techniques utilized by the Company. Management believes, however, that the Company's reserve for unpaid losses and loss expenses, including those arising from breast implant litigation, are adequate to cover the ultimate cost of losses and loss expenses incurred through September 30, 1996. Since such provisions are necessarily based on estimates, future developments may result in ultimate losses and loss expenses significantly greater or less than such amounts (see "Breast Implant Litigation").

--------------------------------------------------------------------------------
  Acquisition costs

                                    Percentage          Percentage
                           1996       change     1995     change     1994
                           ----------------------------------------------
                                            (in millions)

  Acquisition costs        $53.0      13.5%      $46.6      1.7%     $45.8
  ------------------------------------------------------------------------

  Acquisition costs have increased by $6.4 million in 1996 compared with 1995 as a result of the significant increase in net premiums earned. However, the acquisition cost ratio decreased to 9.0 percent in 1996 from 10.9 percent in 1995 primarily due to the change in the mix of premiums earned in the year. The acquisition cost ratio decreased in 1995 compared with 1994 primarily as a result of generally lower commission rates on satellite insurance.

  Administrative expenses

                                    Percentage          Percentage
                           1996       change     1995     change     1994
                           ----------------------------------------------
                                            (in millions)

  Administrative expenses  $41.5      60.0%      $25.9     54.5%     $16.8
  ------------------------------------------------------------------------

  Administrative expenses increased by $15.6 million in 1996 compared with 1995 and $9.1 million in 1995 compared with 1994. These additional expenses are primarily due to the increased cost base resulting from the strategic diversification by the Company over the past two years, including the introduction of the new insurance products during 1994 and 1995 and the acquisition of Tempest and Methuen during 1996. Administrative expenses for 1996 include $1.3 million related to the amortization of goodwill resulting from the acquisition of Tempest. In addition, the increase in the market value of the Company's shares during 1996 and 1995 resulted in total expenses related to employee stock appreciation rights of $6.0 million and $2.5 million respectively, compared with a credit of $1.4 million in 1994.

-------------------------------------------------------------------------------

  Liquidity and Capital Resources

  As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows depend primarily on dividends or other statutorily permissible payments from its Bermuda-based insurance and reinsurance subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need md&a

                                      ACE

to maintain shareholder's equity at a level adequate to support the level of insurance and reinsurance operations. On January 4, 1996 the Company received a dividend of $10 million from ACE Insurance Management Limited and on September 24, 1996 the Company received a dividend of $125 million from ACE Insurance.

  The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and the proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and
621.40 dividends and for the purchase of investments.

  For the years ended September 30, 1996, 1995 and 1994, the Company's consolidated net cash flows from operating activities were $621.40 million, $437.0 million and $336.8 million respectively. Cash flows are affected by claim payments, which due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. Total loss and loss expense payments amounted to $101.4 million, $73.1 million and $126.6 million in fiscal 1996, 1995 and 1994, respectively.

  At September 30, 1996, total investments and cash amounted to $4.2 billion compared with $3.1 billion at September 30, 1995. The significant increase in investable assets can be attributed in part to the acquisition of Tempest, whose investable assets have been consolidated with the Company's. Tempest's investments and cash at September 30, 1996 were approximately $523 million and are included in total investments and cash. The remainder of the increase is attributable to strong cash flows from operating activities during the year as well as the reinvestment of funds generated by the portfolio.

  The Company's consolidated investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. During 1996, an average of 11.5 percent of the externally managed investment portfolio was held in short-term investments which mature in one year or less from date of issue. Additionally, at September 30, 1996, 4.2 percent of the fixed maturity portfolio had a maturity date within the succeeding twelve month period, providing a further source of liquid funds. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets (see note 4 of the Notes to Consolidated Financial Statements for a detailed analysis of the portfolio). At September 30, 1996, 95 percent of the fixed maturity portion of the portfolio was rated "A" or better by one or more nationally recognized U.S. rating agencies. The Company believes that its cash balances, cash flow from operations, routine sales of investments and the liquidity provided under its committed line of credit (discussed below) are adequate to allow the Company to pay claims within the time periods required under its policies.

  The Company has a $150 million committed unsecured line of credit provided by a syndicate of five major international banks, led by Morgan Guaranty Trust Company of New York ("Morgan"). In accordance with the Company's cash management strategy, this facility is utilized when it is determined that borrowing on a short-term basis is advantageous to the Company. Borrowings from this facility are generally repaid from operating cash flows, primarily premium receipts. There were no drawdowns on the facility during 1996 or 1995. The line of credit agreement requires the Company to maintain consolidated tangible net worth of not less than $950 million.

  Upon renewal on November 15, 1996, an additional bank will participate in the facility, increasing to six the number of banks involved in the syndicate. The committed unsecured line of credit was renewed in the amount of $50 million for an additional 364 day period under essentially the same terms and conditions as expiring. The minimum consolidated tangible net worth covenant was increased to $1.25 billion, reflecting the growth in the Company's consolidated tangible net worth to approximately $2 billion at September 30, 1996. The syndicate of banks have also committed to provide up to (Pounds) 75 million (approximately $112 million) for a five year, secured letter of credit, which will primarily be used to provide funds at Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates. Morgan will remain as agent on the line of credit and will serve as the issuing bank for the letter of credit.

  On July 1, 1996, the Company completed the acquisition of Tempest. Under the terms of the Agreement and Plan of Amalgamation, Tempest shares outstanding at the time of the acquisition were cancelled and converted into the right to receive 13,333,247 Ordinary Shares of the Company. These shares were capitalized at a value of $46 2/3 per share, which was determined in accordance with the EITF 95-19 consensus that deals with the value of equity securities issued to effect a purchase combination. In addition, options to acquire Tempest shares were converted into 446,089 Company options at a total cost of $12.1 million. The total value of the acquisition amounted to $638.7 million, which includes the value of the shares and options issued as well as other transaction expenses which amounted to $4.4 million.

  Tempest is not an admitted reinsurer in the United States. Accordingly, the terms of certain reinsurance contracts require Tempest to provide letters of credit ("LOCs") to Tempest's clients in respect of reported claims. Tempest has a facility for the issuance of LOCs of up to $20 million. At September 30, 1996, LOCs outstanding amounted to $8.4 million. Investments with a fair value of $15.4 million were pledged as collateral for these LOCs.

  During 1995 the Company repurchased 1,332,300 Ordinary Shares under share repurchase programs for an aggregate cost of $33.5 million. During 1996, the Company repurchased 1,268,600 Ordinary Shares under share repurchase programs for an aggregate cost of $57.8 million. On August 9, 1996, the Board of Directors authorized a new repurchase program for up to $100 million of the Company's Ordinary Shares. This program superseded and replaced the balance of the previous authorization. At September 30, 1996, $65.8 million of the current Board authorization had not been utilized.

  On October 19, 1995, January 18, 1996 and April 19, 1996,

                                      ACE

the Company paid quarterly dividends of 14 cents per share to shareholders of record on September 29, 1995, December 29, 1995, and March 29, 1996 respectively. On July 19, 1996 the Company paid a quarterly dividend of 18 cents per share to shareholders of record on June 14, 1996. On August 9, 1996, the Board of Directors declared a quarterly dividend of 18 cents per share paid on October 18, 1996 to shareholders of record on September 30, 1996. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

  Fully diluted net asset value per share was $38.31 at September 30, 1996, compared with $31.19 at September 30, 1995.

-------------------------------------------------------------------------------

  Changes in shareholders' equity for the years ended September 30, 1996 and 1995 were as follows:

                                                                         1996      1995
                                                                        ----------------
                                                                         (in millions)
Balance, beginning of year                                              $1,443    $1,089
Value of Ordinary Shares and options issued in Tempest acquisition         634        --
Repurchase of Ordinary Shares                                              (58)      (34)
Change in net unrealized appreciation (depreciation) on investments        (33)      174
Net income                                                                 290       237
Dividends declared                                                         (32)      (23)
----------------------------------------------------------------------------------------
Balance, end of year                                                    $2,244    $1,443
----------------------------------------------------------------------------------------

  The Company maintains loss reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The ultimate liability is estimated using actuarial and statistical projections. The reserve for unpaid losses and loss expenses of $1.8 billion at September 30, 1996, includes $1.0 billion of case and loss expense reserves. While the Company believes that its reserve for unpaid losses and loss expenses at September 30, 1996 is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided. A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. The Company does not have adequate data upon which to anticipate any funding schedule for the payment of these liabilities, and it expects that the amount of time required to determine the financial impact of the options selected by claimants may extend well into 1997 and beyond. Payments may be accelerated for some policyholders in 1997 as a result of settlement of opt-out cases and as additional payments are required to fund Settlement II (see "Breast Implant Litigation").

  The Company's financial condition, results of operations and cash flow are influenced by both internal and external forces. Claims settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for that loss. The liquidity of its investment portfolio, cash flows and the line of credit are, in management's opinion, adequate to meet the Company's expected cash requirements.

-------------------------------------------------------------------------------

  Breast Implant Litigation

  A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits, including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation ("MDL") to a Federal District Court in Alabama.

  On April 1, 1994 the judge presiding over the MDL proceeding gave preliminary approval to a global settlement agreement in the approximate amount of $4.2 billion and conditional certification to a settlement class ("Global I").

  On May 15, 1995, the Dow Corning Corporation, a significant participant in the Global I settlement, filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

  As of June 1, 1995, over 440,000 registrations were received by the Global I Claims Administrator. Approximately 248,500 of these were filed by domestic class members by the September 16, 1994 deadline for making claims under the Current Disease Compensation Program. Based on an analysis of about 3,000 of these registrations, the judge concluded that a severe racheting (or reduction) of the settlement amounts shown in the notice of settlement would occur if current claims were evaluated under the existing criteria and if funding of the Current Disease

[md&a LOGO]                       [ACE LOGO]

Compensation Program remained at the $1.2 billion level.

  Because of the anticipated racheting of benefit amounts and the defendants' right to withdraw under the Global I settlement, the judge entered an order on October 9, 1995 declaring that class members had new opt-out rights and that in general class members and their attorneys should not expect to receive any benefits under Global I.

  On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of a revised individual settlement plan for domestic class members with at least one implant from any of those manufacturers ("Settlement II"). In general, under Settlement II, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of class members electing to opt out from the new plan. Also, in general, the compensation would be fixed rather than subject to potential further racheting, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each settling defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all cases.

  Participants with implants from one or more of those three defendants who had submitted timely claims under Global I would have two options.

  Option One: An amount based on disease criteria and severity levels in the Global I settlement ranging from $10,000 to $100,000. Although substantially less than the amounts shown in the initial notices for Global I settlement, they are greater for many claimants than the amounts that, after racheting, would have been offered under Global I and are not subject to a "walkaway" by defendants because of such opt-outs.

  Option Two: A potentially higher benefit based on having or developing during a 15-year period certain diseases that meet more restrictive criteria. The compensation range for persons qualifying under this option is from $75,000 to $250,000. Qualifying claimants would also be eligible for an advance payment of $1,000 under certain circumstances. In general, the maximum total obligation under this 15-year program allocated among the three defendants plus the additional defendants referred to below is $755 million.

  Each Current Claimant, regardless of the option selected, would be paid an advance payment of $5,000 and would also be eligible for an additional payment of $3,000 to defray the costs of explantation during that 15-year period should the person choose to do so without regard to the status of any appeals. Current Claimants would be given an extended period of time to identify manufacturers of their implants, to correct any deficiencies in the documentation supporting their prior claims or to provide additional support for claims under the more restrictive criteria.

  By November 13, 1995, Settlement II was approved by the three major defendants. In addition, two other defendants became part of Settlement II, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants.

  On December 22, 1995, the judge approved Settlement II and the materials for giving notice to claimants although several appeals concerning Settlement II have been lodged with the Eleventh Circuit Court of Appeals. In mid-January 1996 the three major defendants each made a payment of $125 million to a court-established fund as an initial reserve for payments to be made under Settlement
II. The judge in the MDL proceeding has started to remand or transfer opt-out cases to the originating or other courts for further pre-trial proceedings and trial. The Claims Administrator has begun sending out notifications of status and advance payments to claimants who submitted implant manufacturer proof. At the present time, it cannot be determined how many claimants will accept and qualify under the terms of Settlement II; similarly, the number of opt-outs cannot be estimated.

  Although the Company has underwritten the coverage for a number of the defendant companies including four of the companies involved in the revised Settlement II described above, the Company anticipates that insurance coverage issued prior to the time the Company issued policies will be available for a portion of the defendants' liability. In addition, the Company's policies only apply when the underlying liability insurance policies or per occurrence retentions are exhausted.

  Declaratory judgment lawsuits, involving four of the Company's insureds, have been filed seeking guidance on the appropriate trigger for their insurance coverage. None of the insureds have named the Company in such lawsuits, although other insurers and third parties have sought to involve the Company in those lawsuits. To date, one court has stayed a lawsuit against the Company by other insurers, a second court has dismissed the claims by other insurers against the Company. Another court in Texas has ruled against the Company's arguments that the court should dismiss the claims by other insurers and certain doctors attempting to bring the Company into coverage litigation there. On appeal in the Texas lawsuit, the appellate court affirmed the lower court's order refusing to dismiss the claims against the Company, further appellate review in the Texas Supreme Court has been sought. In addition, further efforts are contemplated to stay or dismiss the doctor's claims against the Company in the Texas lawsuit. The remaining case is presently stayed; if it is activated, the Company will resist involvement on jurisdictional and other grounds.

  At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in conjunction with Global I (including information relating to opt-outs) and information made available from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

  The Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as of September 30, 1996. The Company

                                  [ACE LOGO]

continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. In August 1996, the Company settled with one of its insureds, a breast implant manufacturer, for a sum of money to be paid out over a number of years in the future. The settlement is consistent with the Company's belief that its reserves are adequate. Significant uncertainties continue to exist with regard to the ultimate outcome and cost of Settlement II and the number and value of the opt-out claims. The Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future.
--------------------------------------------------------------------------------

  New Accounting Pronouncements

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 "Accounting for Awards of Stock-Based Compensation to Employees" (FAS 123), effective for fiscal years beginning after December 15, 1995. FAS 123 establishes accounting and reporting standards for stock-based employee compensation plans which include stock option and stock purchase plans. FAS 123 provides employers a choice: adopt FAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), the current accounting standard, while also providing the disclosure required under FAS 123. The Company intends to continue accounting for its stock-based compensation plans under APB 25. Therefore, the adoption of FAS 123 has no effect on the Company's results of operations, financial position or cash flows. With effect from September 30, 1996, the Company will provide, where material, the disclosures required under FAS 123.

  In 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-6 "Disclosure of Certain Risks and Uncertainties" (SOP 94-6) effective for fiscal years ending after December 15, 1995. Pursuant to SOP 94-6, the Company has made certain disclosures as to risks and uncertainties and the nature of the Company's operations and the use of estimates in the preparation of its September 30, 1996 financial statements.

                                      ACE

Management's Responsibility for Financial Statements

  Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

  The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner which is above reproach.

  Coopers & Lybrand L.L.P., independent accountants, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

  The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.


/s/ Brian Duperreault

Brian Duperreault
Chairman, President and Chief Executive Officer



/s/ Christopher Z. Marshall

Christopher Z. Marshall
Executive Vice President and Chief Financial Officer

  Report of Independent Accountants

  The Board of Directors and Shareholders of ACE Limited:

  We have audited the consolidated balance sheets of ACE Limited and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACE Limited and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

                   COOPERS & LYBRAND L.L.P.

New York, New York
November 7, 1996

                                      ACE

the
financials

                          Consolidated Balance Sheets
                          September 30, 1996 and 1995
                                                       1996          1995
                                                --------------------------------
ASSETS                                           (in thousands of U.S. dollars,
                                                except share and per share data)
Investments and cash
 Fixed maturities available for sale,
  at fair value (amortized cost -
  $3,394,437 and $2,325,959)                         $3,389,762    $2,377,510
 Equity securities, at fair value
  (cost - $257,049 and $224,020)                        323,005       267,163
 Short-term investments                                 376,680       458,145
 Other investments, at cost                              12,453        12,453
 Cash                                                    53,374        16,929
   -----------------------------------------------------------------------------
   Total investments and cash                         4,155,274     3,132,200
   -----------------------------------------------------------------------------

Goodwill                                                201,742       --
Deferred acquisition costs                               34,546        34,428
Premiums and insurance balances receivable               85,033        20,993
Accrued investment income                                42,728        29,574
Prepaid reinsurance premiums                             15,421         4,154
Other assets                                             39,614        15,557
   -----------------------------------------------------------------------------
   Total assets                                      $4,574,358    $3,236,906
   -----------------------------------------------------------------------------

LIABILITIES
Unpaid losses and loss expenses                      $1,836,113    $1,437,930
Unearned premiums                                       398,731       309,722
Premiums received in advance                             29,852        23,876
Accounts payable and accrued liabilities                 54,913        16,259
Dividend payable                                         10,471         6,456
   -----------------------------------------------------------------------------
   Total liabilities                                  2,330,080     1,794,243
   -----------------------------------------------------------------------------

Commitments and contingencies

SHAREHOLDERS' EQUITY
Ordinary Shares ($0.125 par value, 100,000,000
 shares authorized; 58,170,755 and 46,111,185
 shares issued and outstanding)                           7,271         5,764
Additional paid-in capital                            1,156,194       548,513
Unearned stock grant compensation                        (1,299)       (1,796)
Net unrealized appreciation on investments               61,281        94,694
Cumulative translation adjustments                          131        --
Retained earnings                                     1,020,700       795,488
   -----------------------------------------------------------------------------
   Total shareholders' equity                         2,244,278     1,442,663

   Total liabilities and shareholders' equity        $4,574,358    $3,236,906
   -----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                      ACE

the
financials

                     Consolidated Statements of Operations

             For the years ended September 30, 1996, 1995 and 1994

                                                  1996             1995            1994
                                              ---------------------------------------------
                                                      (in thousands of U.S dollars,
REVENUES                                             except share and per share data)
 Net premiums written                         $   602,707     $    424,756     $   385,926
 Change in unearned premiums                      (15,462)           3,905           5,191
------------------------------------------------------------------------------------------
 Net premiums earned                              587,245          428,661         391,117
 Net investment income                            206,524          181,375         142,677
 Net realized gains on investments                 55,229           50,765           3,717
   ----------------------------------------------------------------------------------------
   Total revenues                                 848,998          660,801         537,511
   ----------------------------------------------------------------------------------------

EXPENSES
 Losses and loss expenses                         464,824          350,653         520,556
 Acquisition costs                                 52,954           46,647          45,849
 Administrative expenses                           41,487           25,935          16,784
   ----------------------------------------------------------------------------------------
   Total expenses                                 559,265          423,235         583,189
   ----------------------------------------------------------------------------------------

NET INCOME (LOSS)                             $   289,733     $    237,566     $   (45,678)
-------------------------------------------------------------------------------------------
Earnings (loss) per share                           $5.82            $5.05          $(0.95)
-------------------------------------------------------------------------------------------
Weighted average shares outstanding            49,813,628       47,059,006      48,202,545
-------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                      ACE

[LOGO the financials]

             Consolidated Statements of Shareholders' Equity

             For the years ended September 30, 1996, 1995 and 1994

                                                                 1996         1995         1994
                                                              -------------------------------------
                                                                (in thousands of U.S dollars)
Ordinary Shares
 Balance - beginning of year                                  $    5,764   $    5,928   $    6,226
 Shares issued in Tempest transaction                              1,666         --           --
 Exercise of stock options                                          --              3         --
 Repurchase of shares                                               (159)        (167)        (298)
   ------------------------------------------------------------------------------------------------
   Balance - end of year                                           7,271        5,764        5,928
   ------------------------------------------------------------------------------------------------

Additional paid-in capital
 Balance - beginning of year                                     548,513      564,198      592,591
 Shares issued in Tempest acquisition                            620,552         --           --
 Options issued in Tempest acquisition                            12,124         --           --
 Exercise of stock options                                            27          165            4
 Repurchase of Ordinary Shares                                   (25,022)     (15,850)     (28,397)
   ------------------------------------------------------------------------------------------------
   Balance - end of year                                       1,156,194      548,513      564,198
   ------------------------------------------------------------------------------------------------

Unearned stock grant compensation
 Balance - beginning of year                                      (1,796)        (412)        (357)
 Stock grants awarded                                               (708)      (2,413)        (504)
 Stock grants forfeited                                               60         --           --
 Amortization                                                      1,145        1,029          449
   ------------------------------------------------------------------------------------------------
   Balance - end of year                                          (1,299)      (1,796)        (412)
   ------------------------------------------------------------------------------------------------

Net unrealized appreciation (depreciation) on investments
 Balance - beginning of year                                      94,694      (79,685)      68,573
 Net appreciation (depreciation) during year                     (33,413)     174,379     (148,258)
   ------------------------------------------------------------------------------------------------
   Balance - end of year                                          61,281       94,694      (79,685)
   ------------------------------------------------------------------------------------------------

Cumulative translation adjustments
 Balance - beginning of year                                        --           --           --
 Net adjustment for year                                             131         --           --
   ------------------------------------------------------------------------------------------------
   Balance - end of year                                             131         --           --
   ------------------------------------------------------------------------------------------------

Retained earnings
 Balance - beginning of year                                     795,488      598,716      701,147
 Net income (loss)                                               289,733      237,566      (45,678)
 Dividends declared                                              (31,699)     (23,297)     (20,136)
 Repurchase of Ordinary Shares                                   (32,822)     (17,497)     (36,617)
   ------------------------------------------------------------------------------------------------
   Balance - end of year                                       1,020,700      795,488      598,716
   ------------------------------------------------------------------------------------------------

      Total shareholders' equity                              $2,244,278   $1,442,663   $1,088,745
   ------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements

                                      ACE

[LOGO the financials]

                     Consolidated Statements of Cash Flows

             For the years ended September 30, 1996, 1995 and 1994

                                                                     1996           1995         1994
                                                                  ---------------------------------------
                                                                      (in thousands of U.S dollars)

Cash flows from operating activities
Net income (loss)                                                 $   289,733   $   237,566   $   (45,678)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Unearned premiums                                                    14,247        (1,771)       (3,171)
  Unpaid losses and loss expenses                                     363,448       277,538       393,990
  Deferred acquisition costs                                            9,262         3,016         2,126
  Premiums and insurance balances receivable                            3,460       (11,948)          841
  Premiums received in advance                                          5,976         4,230         4,349
  Prepaid reinsurance premiums                                        (11,267)       (2,134)       (2,020)
  Net realized gains on investments                                   (55,229)      (50,765)       (3,717)
  Amortization of premium/discount                                     (7,847)      (12,590)        5,378
  Accounts payable and accrued liabilities                             11,308         1,029       (11,644)
  Change in cumulative translation adjustments                           (131)         --            --
  Other                                                                (1,600)       (7,148)       (3,608)
   ------------------------------------------------------------------------------------------------------
   Net cash flows from operating activities                           621,360       437,023       336,846
   ------------------------------------------------------------------------------------------------------

Cash flows from investing activities
  Purchases of fixed maturities                                    (8,781,390)   (7,562,469)   (6,610,847)
  Purchases of equity securities                                     (222,382)     (325,509)         --
  Sales of fixed maturities                                         8,220,230     7,336,706     6,147,515
  Sales of equity securities                                          209,350       118,825          --
  Maturities of fixed maturities                                       59,830        39,342        90,780
  Net realized gains (losses) on financial futures contracts           26,678        39,788       (11,102)
  Acquisition of subsidiaries, net of cash acquired                   (11,572)      (25,794)        8,271
  Sale of other investment                                               --            --         128,382
   ------------------------------------------------------------------------------------------------------
   Net cash used for investing activities                            (499,256)     (379,111)     (247,001)
   -------------------------------------------------------------------------------------------------------

Cash flows from financing activities
  Repurchase of Ordinary Shares                                       (58,003)      (33,514)      (65,312)
  Proceeds from exercise of options for shares                             28           168             5
  Dividends paid                                                      (27,684)      (22,058)      (19,900)
  Proceeds from loans                                                    --            --         166,000
  Loan repayments                                                        --            --        (166,000)
   ---------------------------------------------------------------------------- ------------- ------------
   Net cash used for financing activities                             (85,659)      (55,404)      (85,207)
   ---------------------------------------------------------------------------- ------------- ------------

Net increase in cash                                                   36,445         2,508         4,638
Cash - beginning of year                                               16,929        14,421         9,783
Cash - end of year                                                $    53,374   $    16,929   $    14,421
   ---------------------------------------------------------------------------- ------------- ------------

Supplemental cash flow information:
   Interest paid                                                  $      --     $      --     $       221
   ---------------------------------------------------------------------------- ------------- ------------

          See accompanying notes to consolidated financial statements

                                      ACE
the
notes


                            Notes to Consolidated

                             Financial Statements

1  Organization

  ACE Limited ("ACE") is incorporated with limited liability under the Cayman Islands Companies Law and maintains its principal business office in Bermuda. The term "the Company" refers to ACE and its Bermuda-based subsidiaries, excluding Methuen. The Company, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Insurance"), Corporate Officers & Directors Assurance Ltd. ("CODA") and Tempest Reinsurance Company Limited ("Tempest"), provides insurance and reinsurance for a diverse group of international clients. In addition, the Company, through a corporate subsidiary, provides funds at Lloyd's of London ("Lloyd's") to support underwriting by syndicates managed by Methuen Underwriting Limited ("MUL"), a majority owned subsidiary of the Company.

  On March 31, 1993, the Company completed an initial public offering of 21,390,000 Ordinary Shares (the "Offering"). All shares offered were sold by existing shareholders and no proceeds of the Offering were received by the Company. On February 2, 1994, the Company completed a secondary offering of 8,000,000 Ordinary Shares (the "Secondary"). Again, all shares offered were sold by existing shareholders and no proceeds of the Secondary were received by the Company.

  On November 1, 1993, the Company acquired CODA, a Bermuda-based insurance company, for a cash purchase price of $250 million and an additional contingent cash payment of approximately $25 million which was made in December 1994 (the "CODA Acquisition"). (See note 15 for pro forma financial information with respect to the CODA Acquisition.)

  On March 27, 1996, the Company acquired a controlling interest in Methuen Group Limited ("Methuen"), the holding company for MUL, a leading Lloyd's managing agency (the "Methuen Acquisition"). The Company may acquire the remaining 49 percent interest in Methuen during the years 1999 and 2000 through various put and call arrangements, or earlier if mutually agreed. MUL manages six syndicates with a total underwriting capacity of (Pounds)366 million (approximately $555 million) in 1996 (see note 2). This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Methuen since March 27, 1996, the date of acquisition. Had the results of Methuen been included commencing with operations in 1995, the reported results would not have been materially affected.

  On July 1, 1996, the Company completed the acquisition of Tempest, a leading Bermuda-based property catastrophe reinsurer (the "Tempest Acquisition"). Under the terms of the Agreement and Plan of Amalgamation, Tempest shares outstanding at the time of the acquisition were cancelled and converted into the right to receive 13,333,247 Ordinary Shares of the Company. These shares were capitalized at a value of $46 2/3 per share, which was determined in accordance with the EITF 95-19 concensus that deals with the value of equity securities issued to effect a purchase combination. In addition, options to acquire Tempest shares were converted into 446,089 Company options at a total cost of $12.1 million. The total value of the acquisition amounted to $638.7 million, which includes the value of the shares and options issued as well as other transaction expenses which amounted to $4.4 million. This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Tempest since July 1, 1996, the date of acquisition (see note 16 for pro forma financial information with respect to the Tempest Acquisition).

  On September 25, 1996, the Company announced that it had signed a conditional memorandum of understanding for the acquisition of Ockham Worldwide Holdings PLC ("Ockham Worldwide"), a wholly owned subsidiary of Ockham Holdings PLC ("Ockham"). Ockham Worldwide owns two Lloyd's managing agencies, Ockham Sturge Aviation Agency Ltd. and Ockham Worldwide Agency Ltd. Together these two agencies manage seven syndicates with total underwriting capacity of (Pounds)349 million (approximately $524 million) in 1996. Ockham Worldwide also owns a Lloyd's corporate member which provides funds at Lloyd's to support underwriting on these syndicates. On November 7, 1996, the Company further announced that it had signed a definitive agreement for the acquisition of Ockham Worldwide. The acquisition is still conditional on final approval by Lloyd's and by Ockham shareholders, as well as other customary closing conditions. It is expected that the acquisition will be completed prior to the end of November 1996. The Company's participation in the syndicates managed by Ockham Worldwide for the 1997 year of account is not likely to be material.

-------------------------------------------------------------------------------

2  Operations

  a) Insurance operations

  The Company, through ACE Insurance and CODA, writes excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products. At September 30, 1996 approximately the notes

                                      ACE

73 percent of the Company's written premiums came from North America with approximately 20 percent coming from the United Kingdom and continental Europe and approximately 7 percent from other countries.

  Two insurance brokers produced approximately 42 percent, 59 percent and 58 percent of the Company's insurance business for 1996, 1995 and 1994.

  The Company writes excess liability coverage on an occurrence first reported stand alone form to a maximum of $200 million per occurrence and annual aggregate. The minimum attachment point for this excess liability coverage is generally $100 million; however, for certain classes of non-U.S. domiciled insureds the Company allows a minimum attachment point of $50 million. For all new and renewal business, effective on or after December 15, 1994, the Company reduced the maximum limits offered for integrated occurrences from $200 million to $100 million. The Company maintains excess of loss clash reinsurance to protect it from losses arising from a single set of circumstances (occurrence) covered by more than one excess liability insurance policy. The reinsurance provides protection to a maximum of $150 million, and in the aggregate excess of $225 million, for each and every loss occurrence involving three or more insureds. Integrated occurrences are specifically excluded. There have been no reinsurance recoveries to date on this reinsurance. Total clash reinsurance premiums expensed were $7.9 million for fiscal 1996 and $7.8 million in fiscal 1995 and 1994.

  The Company offers excess directors and officers liability coverage with a maximum policy limit of $50 million and a minimum attachment point, in most circumstances, of $25 million. This coverage is frequently written on a following form basis to underlying policies. The Company also provides up to $75 million of either primary, excess or excess and difference-in-conditions directors and officers liability coverage for claims with respect to losses not covered by corporate reimbursement. In all cases coverage is on a claims made basis. The Company does not purchase reinsurance for its directors and officers liability risks.

  The Company began satellite insurance operations in February 1994. Until February 1996, the Company offered separate limits of up to $25 million per risk for launch insurance, including ascent to orbit and/or initial testing, and up to $25 million per risk for in-orbit insurance. This risk was fully retained by the Company. Effective for all business written on or after February 15, 1996, the Company has entered into a surplus treaty arrangement which provides for up to $25 million of reinsurance for each risk. This reinsurance arrangement has enabled the Company to raise the gross limits offered for satellite insurance to $50 million per risk.

  In April 1995, the Company entered the aviation insurance market. The Company currently offers limits of up to $100 million per insured, with no minimum attachment point. The Company reduces its net exposure to approximately $50 million with a dedicated reinsurance program. Classes of business written include aviation product liability, aircraft manufacturer's hull and liability, airport liability, aviation refueling operations and associated aircraft liability risks.

  From June 1995, the Company offers global excess property "all risk" insurance, providing limits of up to a maximum of $50 million per occurrence with a minimum attachment point of $25 million. Coverage includes such perils as windstorm, earthquake and fire, as well as explosion. Consequential business interruption coverage is also offered. In certain circumstances, the Company uses reinsurance to establish the retained net limit per risk. In addition, the Company has purchased catastrophe reinsurance to control the possible effects of cumulative natural peril exposure.

  The Company's financial lines product group offers specifically designed financial, insurance and reinsurance solutions to address complex risk management problems. The programs offered typically have the following common characteristics: multi-year contract terms, broad coverage that includes stable capacity and pricing for the insured, aggregate policy limits and insured participation in the results of their own loss experience. Each contract is unique because it is tailored to the insurance or reinsurance needs, specific loss history and financial strength of the insured. Premium volume, as well as the number of contracts written, can vary significantly from period to period due to the nature of the contracts being written. Profit margins may vary from contract to contract depending on the amount of underwriting risk and investment risk assumed on each contract.

  b) Reinsurance operations

  The Company, through Tempest, underwrites property catastrophe reinsurance on a worldwide basis, emphasizing excess layer coverages, and has large aggregate exposures to man-made and natural disasters. Tempest underwrites principally on an excess of loss basis, with attachment points designed to minimize claims from relatively high frequency and low severity events. For the ten month period ended September 30, 1996, approximately 64 percent of Tempest's written premiums came from the United States, approximately 13 percent came from United Kingdom, 6 percent from Australia and New Zealand and 16 percent from other countries.

  Two reinsurance brokers produced approximately 33 percent of Tempest's reinsurance business for the ten month period ended September 30, 1996.

  The Company, through ACE Insurance, participates in the reinsurance of a program referred to as "First Line" which provides financial guarantees required by the U.S. Coast Guard to issue Certificates of Financial Responsibility, under the Oil Pollution Act of 1990, to owners of vessels operating in U.S. waters. The Company has purchased excess of loss reinsurance to limit its exposure in this line.

  As discussed in note 2(a), the Company's financial lines product group also offers reinsurance products.

  c) Lloyd's of London operations

  For the 1996 year of account, the Company, through a corporate subsidiary, participates in the underwriting of the MUL syndicates by providing funds at Lloyd's of (Pounds) 12.25 million (approximately $18 million), which was primarily in the form of a letter of credit, supporting (Pounds) 24.5 million (approximately $37 million) of underwriting capacity on syndicates managed by MUL. The syndicates in which the Company participates underwrite aviation, marine and non-marine risks. For the 1997 year of account, the Company has agreed to provide funds at Lloyd's of

                                      ACE

approximately (Pounds) 62 million (approximately $93 million) to support up to approximately (Pounds) 125 million (approximately $186 million) of underwriting capacity by syndicates managed by MUL.

  3  Significant accounting policies

  a) Basis of presentation

  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries. The Company records its proportionate share of the results of the Lloyd's syndicates in which it participates. All significant intercompany balances and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

  b) Investments

  The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Except for "other investments", the Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Realized gains or losses on sales of investments are determined on a first-in, first-out basis and include adjustments to the net realizable value of investments for declines in value that are considered to be other than temporary. Unrealized gains and losses are reported as a separate component of shareholders' equity.

  Short-term investments comprise securities due to mature within one year of date of issue. Other investments comprise a shareholding in a privately held Bermuda-domiciled company for which there is no quoted market price. It is not practicable to estimate the fair value of the investment and thus it is carried at its original cost.

  The Company utilizes financial futures and option contracts and foreign currency forward and option contracts for the purpose of managing certain investment portfolio exposures (see note 7(a) for additional discussion of the objectives and strategies employed). Futures contracts are not recognized as assets or liabilities in the accompanying consolidated financial statements. Changes in the market value of futures contracts produce daily cash flows, which are included in net realized gains or losses on investments in the statements of operations. Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in short-term investments.

  Option contracts that are designated as hedges of securities are marked-to-market. Unrealized gains and losses on forward currency and option contracts which are designated as specific hedges are recognized in the financial statements as a component of shareholders' equity. Gains and losses resulting from currency fluctuations on transactions which are not designated as specific hedges against any single security or group of securities are recognized as a component of income in the period in which the fluctuations occur. Premiums paid or received on option contracts that have expired, been closed out or exercised, are recognized as realized gains and losses on investments in the statements of operations.

  Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees and loan expense. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized in current income. Additionally, in 1994 and the first quarter of 1995, amortization resulting from the discounting of balances outstanding on the acquisition of CODA have been recorded against investment income.

  c) Premiums

  Premiums written are recognized as revenues when due. For multi-year policies written which are payable in annual installments, due to the ability of the insured/reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written at policy inception. The remaining annual premiums are included as written at each successive anniversary date within the multi-year term.

  Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force. Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred.

  Property catastrophe reinsurance premiums written are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

  d) Acquisition costs

  Acquisition costs, consisting primarily of commissions, are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts after considering investment income.

  e) Losses and loss expenses

  A reserve is established for the estimated unpaid losses and loss expenses of the Company under the terms of, and with respect to, its policies and agreements. The methods of determining such estimates and establishing the resulting reserve are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses significantly the notes
                                      ACE

greater or less than the reserve provided.

  f) Goodwill

  The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the lesser of the expected life of the related operations acquired or forty years. Amortization of goodwill amounting to $1,269,000 with respect to the Tempest Acquisition is included in administrative expenses in the statements of operations for the year ended September 30, 1996.

  g) Translation of foreign currencies

  Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("FAS 52"). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders' equity. Functional currencies are generally the currencies of the local operating environment. Statements of operations amounts expressed in functional currencies are translated using average exchange rates. Transaction gains and losses resulting from foreign currency transactions are also recorded in income currently.

  h) Accounting estimates

  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include property and casualty loss and loss expense reserves and estimated premiums for situations where the Company has not received ceding company reports. Actual results may differ from these estimates.

  i) Earnings (loss) per share

  Earnings (loss) per share are computed using net income (loss) divided by the weighted average number of Ordinary Shares outstanding and, if dilutive, shares issuable under outstanding options. There is no material difference between primary and fully diluted earnings (loss) per share.

  j) Cash flow information

  Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

  k) Accounting pronouncements

  In October 1995, FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Awards of Stock-Based Compensation to Employees" ("FAS 123"), effective for fiscal years beginning after December 15, 1995. FAS 123 establishes accounting and reporting standards for stock-based employee compensation plans which include stock option and stock purchase plans. FAS 123 provides employers a choice: adopt FAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), the current accounting standard, while also providing the disclosure required under FAS 123. The Company intends to continue accounting for its stock-based compensation plans under APB 25. Therefore, the adoption of FAS 123 has no effect on the Company's results of operations, financial position or cash flows. With effect from September 30, 1996, the Company will provide, where material, the disclosures required under FAS 123. For September 30, 1996, the effect of FAS 123 is not material to the Company.

  In 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-6 "Disclosure of Certain Risks and Uncertainties" (SOP 94-6) effective for fiscal years ending after December 15, 1995. Pursuant to SOP 94-6, the Company has made certain disclosures as to risks and uncertainties and the nature of the Company's operations and the use of estimates in the preparation of these financial statements.

-------------------------------------------------------------------------------

4  Investments

  a) Fixed maturities

  The fair values and amortized costs of fixed maturities at September 30, 1996 and 1995 are as follows:

                                                               1996                            1995
                                                     ----------------------------------------------------------
                                                        Fair         Amortized          Fair         Amortized
                                                       Value            Cost           Value            Cost
                                                     ----------------------------------------------------------
                                                                           (in thousands)
U.S. Treasury and agency                             $  973,362      $  971,615      $  621,389      $  599,058
Non-U.S. governments                                    190,999         191,727         147,011         142,217
Corporate securities                                    950,532         948,694         476,654         461,297
Mortgage-backed securities                            1,274,869       1,282,401       1,123,951       1,114,708
States, municipalities and political subdivisions        --              --               8,505           8,679
                                                     ----------------------------------------------------------
     Fixed maturities                                $3,389,762      $3,394,437      $2,377,510      $2,325,959
---------------------------------------------------------------------------------------------------------------

                                  [LOGO ACE]

  The gross unrealized gains and losses related to fixed maturities at September 30, 1996 and 1995 are as follows:

                                          1996                    1995
                               -------------------------------------------------
                                   Gross        Gross       Gross      Gross
                                Unrealized   Unrealized  Unrealized  Unrealized
                                   Gains       Losses       Gains      Losses
                               -------------------------------------------------
                                                 (in thousands)
  U.S. Treasury and agency        $ 8,254     $ (6,507)    $23,409    $(1,078)
  Non-U.S. governments              3,752       (4,480)      6,520     (1,726)
  Corporate securities             11,271       (9,433)     16,376     (1,019)
  Mortgage-backed securities       11,251      (18,783)     14,170     (4,927)
  States, municipalities and
   political subdivisions             --           --          237       (411)
  ------------------------------------------------------------------------------
                                  $34,528     $(39,203)    $60,712    $(9,161)
  ------------------------------------------------------------------------------

  Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 72 percent of the total mortgage holdings at September 30, 1996 and 74 percent at September 30, 1995 are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMO's (Collateralized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies.

  Fixed maturities at September 30, 1996, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                      Fair       Amortized
                                                      Value         Cost
                                                  -------------------------
                                                        (in thousands)
  Maturity period
  Less than 1 year                                 $  143,067   $  142,768
  1 - 5 years                                         780,750      776,998
  5 - 10 years                                        673,155      680,684
  Greater than 10 years                               517,921      511,586
  -------------------------------------------------------------------------
                                                    2,114,893    2,112,036
  Mortgage-backed securities                        1,274,869    1,282,401
  -------------------------------------------------------------------------
     Total fixed maturities                        $3,389,762   $3,394,437
  -------------------------------------------------------------------------

  b) Equity securities
  The gross unrealized gains and losses on equity securities at September 30, 1996 and 1995 are as follows:

                                                      1996          1995
                                                   -------------------------
                                                        (in thousands)

  Equity securities - cost                           $257,049     $224,020
  Gross unrealized gains                               81,935       53,160
  Gross unrealized losses                             (15,979)     (10,017)

  -------------------------------------------------------------------------
     Equity securities - fair value                  $323,005     $267,163
  -------------------------------------------------------------------------

[LOGO OF THE NOTES]


                                      ACE

  c) Net realized gains and change in net unrealized appreciation
     (depreciation) on investments

  The analysis of net realized gains on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                                                                 1996         1995          1994
                                                                                              ------------------------------------
                                                                                                        (in thousands)
  Fixed maturities
               Gross realized gains                                                           $ 63,416      $ 78,021     $  33,738
               Gross realized losses                                                           (48,963)      (69,669)      (77,060)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                14,453         8,352       (43,322)
  Equity securities
               Gross realized gains                                                             39,768        15,371          --
               Gross realized losses                                                           (23,985)      (11,763)         --
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                15,783         3,608          --
  Currency losses                                                                               (1,685)         (983)         --
  Financial futures contracts - net realized gains (losses)                                     26,678        39,788       (11,102)
  Other Investments - net realized gains                                                          --            --          58,141
----------------------------------------------------------------------------------------------------------------------------------
               Net realized gains on investments                                                55,229        50,765         3,717
----------------------------------------------------------------------------------------------------------------------------------

  Change in net unrealized appreciation (depreciation) on investments
               Fixed maturities                                                                (56,226)      131,236      (148,258)
               Equity securities                                                                22,813        43,143          --
----------------------------------------------------------------------------------------------------------------------------------
                  Change in net unrealized appreciation (depreciation)
                     on investments                                                            (33,413)      174,379      (148,258)
----------------------------------------------------------------------------------------------------------------------------------
  Total net realized gains and change in net unrealized
   appreciation (depreciation) on investments                                                 $ 21,816      $225,144     $(144,541)
==================================================================================================================================

   d) Net investment income

   Net investment income for the years ended September 30, 1996, 1995 and 1994 was derived from the following sources:


                                                                                                1996         1995          1994
                                                                                              --------------------------------------
                                                                                                          (in thousands)
  Fixed maturities and short-term investments                                                 $210,517      $184,240     $ 146,031
  Equity securities                                                                              1,480           944          --
  Other investments                                                                              1,245         1,245         1,245
  Other                                                                                            751         1,265         1,092
----------------------------------------------------------------------------------------------------------------------------------
               Gross investment income                                                         213,993       187,694       148,368
  Investment expenses                                                                           (7,217)       (5,662)       (4,086)
  Loan expense                                                                                    (252)         (336)         (463)
  Amortization of acquisition liabilities                                                         --            (321)       (1,142)
----------------------------------------------------------------------------------------------------------------------------------
               Net investment income                                                          $206,524      $181,375     $ 142,677
==================================================================================================================================

  e) Other investments

  Other investments comprise 124,526 shares of cumulative perpetual preferred stock held in Centre Reinsurance Holdings Limited ("Centre Re"), a privately held Bermuda-domiciled reinsurer specializing in finite-risk reinsurance. The investment in Centre Re is recorded at cost of $12,453,000 and management is of the opinion that the fair value of this investment is at least equal to the cost of the investment. The cumulative cash dividend rate is currently 10 percent and is adjusted every ten years based on the prevailing 10-year U.S. Treasury note rate plus 3.65 percent. Dividends are paid twice a year and there are no cumulative dividends in arrears. There are certain restrictions regarding the sale or redemption of the above preferred stock, none of which in the Company's opinion would impair the carrying value of the investment. In fiscal 1994, the Company sold its investment in the voting common shares of Centre Re, and recognized a gain of approximately $58 million which is included in net realized gains on investments in the statements of operations.

                                     ACE

5  Losses and loss expenses

  The reserve for unpaid losses and loss expenses represents estimated ultimate losses and loss expenses less paid losses and loss expenses and is comprised of the following at September 30, 1996 and 1995:



                                                           1996         1995
                                                         ----------------------
                                                             (in thousands)
   Case and loss expense reserves                        $  993,671  $  822,060
   IBNR loss reserves                                       842,442     615,870
      Total unpaid losses and loss expenses              $1,836,113  $1,437,930
-------------------------------------------------------------------------------

   The Company uses statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses using the Company's loss development history, data obtained from underwriting applications, actuarial evaluations and, in the case of excess liability reserves, research of large liability losses. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for the loss. During the loss settlement period, additional facts regarding individual claims and trends usually will become known. As these become apparent, case reserves may be adjusted by allocation from IBNR loss reserves without any change in the overall reserve. In addition, application of the statistical and actuarial methods may require the adjustment of the overall reserves from time to time.

   The reconciliation of unpaid losses and loss expenses for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                                           1996         1995         1994
                                                                        ------------------------------------
                                                                                 (in thousands)
  Unpaid losses and loss expenses at beginning of year                  $1,437,930   $1,160,392  $  650,180
  Unpaid losses and loss expenses assumed in respect of
    acquired companies                                                      34,735         --       116,222
------------------------------------------------------------------------------------------------------------
        Total                                                            1,472,665    1,160,392     766,402
------------------------------------------------------------------------------------------------------------
  Losses and loss expenses incurred in respect of losses occuring in:
     Current year                                                          464,824      350,653     320,556
     Prior years                                                              --           --       200,000
------------------------------------------------------------------------------------------------------------
        Total                                                              464,824      350,653     520,556
------------------------------------------------------------------------------------------------------------
  Losses and loss expenses paid in respect of losses occurring in:
     Current year                                                           39,567       14,394        --
     Prior years                                                            61,809       58,721     126,566
------------------------------------------------------------------------------------------------------------
        Total                                                              101,376       73,115     126,566
------------------------------------------------------------------------------------------------------------
  Unpaid losses and loss expenses at end of year                        $1,836,113   $1,437,930  $1,160,392
------------------------------------------------------------------------------------------------------------

   A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation ("MDL") to a Federal District Court in Alabama.

   On April 1, 1994, the judge presiding over the MDL proceeding gave preliminary approval to a global settlement agreement in the approximate amount of $4.2 billion and conditional certification to a settlement class
("Global I").

   On May 15, 1995, the Dow Corning Corporation, a significant participant in the Global I settlement, filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

   As of June 1, 1995, over 440,000 registrations were received by the Global
I Claims Administrator. Approximately 248,500 of these were filed by domestic class members by the September 16, 1994 deadline for making claims under the Current Disease Compensation Program. Based on an analysis of about 3,000 of these registrations, the judge concluded that a severe racheting (or reduction) of the settlement amounts shown in the notice of

[THE NOTES LOGO]
                                  [ACE LOGO]

settlement would occur if current claims were evaluated under the existing criteria and if funding of the Current Disease Compensation Program remained at the $1.2 billion level.

  Because of the anticipated racheting of benefit amounts and the defendants' right to withdraw under the Global I settlement, the judge entered an order on October 9, 1995 declaring that class members had new opt-out rights and that in general class members and their attorneys should not expect to receive any benefits under Global I.

  On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of a revised individual settlement plan for domestic class members with at least one implant from any of those manufacturers ("Settlement II"). In general, under Settlement II, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of class members electing to opt out from the new plan. Also, in general, the compensation would be fixed rather than subject to potential further racheting, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all claims.

  By November 13, 1995, Settlement II was approved by the three major defendants. In addition, two other defendants became part of Settlement II, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants.

  At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in conjunction with Global I (including information relating to opt-outs) and information made available from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

  The Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as of September 30, 1996. The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. In August 1996, the Company settled with one of its policyholders, a breast implant manufacturer, for a sum of money to be paid out over a number of years in the future. The settlement is consistent with the Company's belief that its reserves are adequate. Significant uncertainties continue to exist with regard to the ultimate outcome and cost of Settlement II and the number and value of the opt-out claims. The Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future.

-------------------------------------------------------------------------------

6  Reinsurance

  The Company reinsures certain risks to limit its exposure to catastrophic risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The Company evaluates the financial condition of its reinsurers through an internal reinsurance committee consisting of certain members of the Company's senior management. No single reinsurer is a material reinsurer to the Company nor is the Company's business dependent on any reinsurance contract. The statements of operations amounts for premiums written and premiums earned are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended September 30, 1996, 1995 and 1994 are as follows:

                        1996        1995        1994
                      --------------------------------
                               (in thousands)
Premiums written
  Direct              $596,176    $416,040    $390,460
  Assumed               49,624      19,780       2,156
  Ceded                (43,093)    (11,064)     (6,690)
------------------------------------------------------
  Net                 $602,707    $424,756    $385,926
------------------------------------------------------

Premiums earned
  Direct              $566,293    $425,569    $395,943
  Assumed               51,201      12,024       2,843
  Ceded                (30,249)     (8,932)     (7,669)
------------------------------------------------------
  Net                 $587,245    $428,661    $391,117
------------------------------------------------------

  The Company's provision for loss recoveries on reinsurance ceded is not material in each of the years ended September 30, 1996, 1995 and 1994.

                                      ACE

  7  Commitments and contingencies

  a) Financial instruments with off-balance sheet risk

  The Company's investment guidelines permit, subject to specific approval, investments in derivative instruments such as futures, options and foreign currency forward contracts for purposes other than trading. Their use is limited to yield enhancement, duration management, foreign currency exposure management or to obtain an exposure to a particular financial market.

  (i) Foreign currency exposure management

  The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar securities currently held in the portfolio. Approximately $255 million is invested in non-U.S. dollar fixed maturity and equity securities. The forward currency contracts purchased are not specifically identifiable against any single security or group of securities denominated in those currencies and therefore do not qualify as hedges for financial reporting purposes. All contract gains and losses, realized and unrealized, are reflected in the statements of operations. At September 30, 1996, no foreign currency forward or option contract had a maturity of more than four months.

  The table below summarizes the notional amounts, the current fair values and the unrealized gain or loss of the Company's foreign currency forward and option contracts as at September 30, 1996.

                                       Contractual/Notional  Fair    Unrealized
                                              Amount         Value      Gains
                                      ------------------------------------------
                                                      (in thousands)
  Forward contracts                          $(1,246)      $(1,309)     $ 63
  Foreign currency option contracts            8,647           290       390

  The fair value of the forward contracts represents the estimated cost to the Company at September 30, 1996 of obtaining the specified currency to meet the obligation of the contracts. The unrealized gain is a measure of the net exposure to the Company of its use of forward contracts after any netting agreements given current rates of exchange. The fair value of the options represents the market price of the options at September 30, 1996. The unrealized gains represents the difference between the fair value and the premium paid.

  The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. For forward contracts, the counterparties are principally banks which must meet certain criteria according to the Company's investment guidelines.

  (ii) Duration management and market exposure

  Futures

  A portion of the Company's investment portfolio is managed as a synthetic equity fund, whereby S&P 500 index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. Each index futures contract held by the Company is rolled over quarterly into a new contract with a later maturity, thereby maintaining a constant equity market exposure. The value of this fund was $305 million and $205 million at September 30, 1996 and 1995, respectively.

  Exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

  Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. The contract amounts of $478 million and $366 million reflect the net extent of involvement the Company had in these financial instruments at September 30, 1996 and 1995, respectively.

  Options

  Option contracts may be used in the portfolio as protection against unexpected shifts in interest rates, which would thereby affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the account can be reduced. An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed price. The price of an option is influenced by the underlying security, expected volatility, time to expiration and supply and demand.

  For long option positions, the maximum loss is the premium paid for the option. To minimize the risk of non-performance, all brokers and dealers used as counterparties must be approved. Additional performance assurance is required where deemed necessary. The maximum credit exposure is represented by the fair value of the options held. For short option positions, the potential loss is the same as having taken a position in the underlying security. Short call options are backed in the portfolio with the underlying, or highly correlated, securities and short put options are to be backed by uncommitted cash for the in-the-money portion. Summarized below are the notional amounts, the current fair values and the unrealized gains or losses of the options in the portfolio as at September 30, 1996.

the Notes

                                      ACE


                         Contractual/Notional     Fair        Unrealized
                                 Amount           Value      Gains (Losses)
                        ----------------------------------------------------
                                            (in thousands)
  Options held                $   166,800        $5,732           $651
  Options written              (1,037,000)         (488)           (86)

  The fair value of the options represents the market price of the options at September 30, 1996. The unrealized gains or losses represent the difference between the fair value and the premium paid (received). The notional amounts summarized in the above tables are not representative of amounts exchanged by parties and, therefore, do not measure the exposure to the Company of its use of derivatives.

  b) Concentrations of credit risk

  The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. All fixed maturity securities held must have an investment grade rating. The Company believes that there are no significant concentrations of credit risk associated with its investments.

  c) Letters of credit

  Tempest is not an admitted reinsurer in the United States. Accordingly, the terms of certain reinsurance contracts require Tempest to provide letters of credit ("LOCs") to Tempest's clients in respect of reported claims. Tempest has a facility for the issuance of LOCs of up to $20 million. At September 30, 1996, LOCs outstanding amounted to $8.4 million. Investments with a market value of $15.4 million were pledged as collateral for these LOCs.

  d) Lease commitments

  The Company rents office space in The ACE Building in Hamilton, Bermuda under a lease which expires in 2000, with one five year renewal option. The ACE Building is 40 percent owned by the Company through a joint venture agreement dated July 1, 1987. During 1994, the Company financed the cost of an addition to The ACE Building and entered into a supplemental lease for the additional space for 14 years effective October 1, 1994. The cost of the addition is being amortized as rent expense over the period of the lease. Tempest also leases office space in Hamilton, Bermuda under a non-cancelable lease expiring in 1998 with a three year renewal option. Methuen leases office space in London, England under a lease that expires in 2012. Methuen also leases an office in the 1986 Lloyd's Building in London. Total rent expense was approximately $2.3 million in 1996, $1.5 million in 1995 and $1.0 million in 1994. Future minimum rental commitments under the leases for office space occupied are expected to be approximately $2.9 million per annum.

--------------------------------------------------------------------------------

8 Shareholders' equity

  a)  Shares issued and outstanding

  Following is a table of changes in Ordinary Shares issued and outstanding for fiscal 1996, 1995 and 1994:


                                                          Ordinary Shares
                                                         -----------------
   Balance at September 30, 1993                             49,810,374
     Repurchase of shares                                    (2,386,889)
     Exercise of stock options                                      491
   -----------------------------------------------------------------------
   Balance at September 30, 1994                             47,423,976
     Repurchase of shares                                    (1,332,300)
     Exercise of stock options                                   19,509
   -----------------------------------------------------------------------
   Balance at September 30, 1995                             46,111,185
     Shares issued in Tempest acquisition                    13,333,247
     Repurchase of shares                                    (1,268,600)
     Exercise of stock options                                    1,000
     Cancellation of unvested restricted stock                   (6,077)
   -----------------------------------------------------------------------
   Balance at September 30, 1996                             58,170,755
   -----------------------------------------------------------------------

  b) Share repurchases

  During fiscal 1996, the Company repurchased 1,268,600 Ordinary Shares under share repurchase programs for an aggregate cost of $57.8 million. On August 9, 1996, the Board of Directors terminated the existing share repurchase program and authorized a new program for up to $100.0 million of the Company's Ordinary Shares. As at September 30, 1996, there was still Board authorization outstanding for further repurchases of up to $65.8 million under this new program. As of November 7, 1996, none of this outstanding authorization had been utilized. During 1995, 1,332,300 Ordinary Shares were repurchased by the Company under share repurchase programs for a total cost of $33.5 million. During 1994, 2,386,889 Ordinary Shares were repurchased by the Company under share repurchase programs

                                      ACE

for a total cost of $65.3 million; of these shares, 1,550,289 shares were repurchased immediately following the completion of the Secondary on February 2, 1994.

  c) General restrictions

  The holders of the Ordinary Shares are entitled to receive dividends and are allowed one vote per share provided that, if the controlled shares of any shareholder constitute 10 percent or more of the outstanding Ordinary Shares of the Company, only a fraction of the vote will be allowed so as not to exceed 10 percent. Generally, the Company's directors have absolute discretion to decline to register any transfer of shares. All transfers are subject to the restriction that they may not increase to 10 percent or higher the proportion of issued Ordinary Shares owned by any shareholder.

  d) Dividends declared

  Dividends declared amounted to $0.64, $0.50 and $0.42 per Ordinary Share for fiscal 1996, 1995 and 1994 respectively.

  e) Options Following is a table of changes in options outstanding for 1996, 1995 and 1994:

                                                        Year of        Average           Options for
                                                       Expiration   Exercise Price     Ordinary Shares
                                                       -----------------------------------------------
Balance at September 30, 1993                                                                62,000
     Options granted                                      2004           $29.56             122,500
     Options exercised                                    1995           $ 8.59                (491)
---------------------------------------------------------------------------------------------------
Balance at September 30, 1994                                                               184,009
     Options granted                                      2005           $24.19             536,000
     Options exercised                                    1995           $ 8.59             (19,509)
     Options forfeited                                  2003-2005        $26.83             (15,000)
---------------------------------------------------------------------------------------------------
Balance at September 30, 1995                                                               685,500
     Options granted                                    2004-2005        $37.41             409,200
     Options issued to holders of Tempest Options       2004-2005        $23.69             446,089
     Options exercised                                    2003           $27.50              (1,000)
---------------------------------------------------------------------------------------------------
Balance at September 30, 1996                                                             1,539,789
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

9  Line of credit

  The Company has a committed line of credit provided by a syndicate of five major international banks, led by Morgan Guaranty Trust Company of New York which provides for unsecured borrowings up to an aggregate amount of $150 million. The line of credit agreement requires the Company to maintain consolidated tangible net worth of not less than $950 million.

-------------------------------------------------------------------------------

10  Employee benefit plans

  a)  Pension plans

  The Company has defined contribution pension plans which are non-contributory and cover all full-time employees. Contributions are based on a percentage of eligible compensation. Pension costs amounted to $1,741,000, $1,206,000, and $911,000 for 1996, 1995 and 1994, respectively.

  b) Options and Stock Appreciation Rights

  On February 9, 1996, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan (the "Incentive Plan") which incorporates stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 2,300,000 Ordinary Shares of the Company available for award under this Incentive Plan. This Incentive Plan superseded and replaced the existing Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan ("SAR Plan") and a Stock Option Plan ("Option Plan") which will continue to run off. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plan, generally, options expire ten years after the award date and vest in equal portions over three years. During 1996, in addition to the 446,089 options issued with respect to the Tempest acquisition, 409,200 options were issued at an average exercise price of $37.41 (see note 8 (e)).

  Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. During 1995 and 1994, 236,000 and 122,500 options were granted at average exercise prices of $24.35 and $29.56, respectively (see note 8(e)).

  Of the outstanding options at September 30, 1996 35,000 were vested. In addition to the Option Plan, the Company entered into an Option and Restricted Share Agreement and Plan in connection with the employment of its Chairman, President and Chief Executive Officer whereby during the year ended September 30, 1995, he was awarded 300,000 stock options at an exercise the notes
                                      ACE

price of $22.63 which may be exercised for Ordinary Shares. These options expire ten years after the award date and vest at various dates up to September 30, 1999. The Chairman also received 100,000 restricted stock under this agreement (see note 10(d)).

  The SAR Plan entitles participants the right to receive cash equal to the appreciation in value, as provided for in the Plan, of the rights represented by the grant. Rights vest over a period of up to six years from the date of grant. Participants are entitled to receive cash payments equal to the amount of dividends paid on an equivalent number of shares. During 1992 and 1993, 392,800 rights were awarded at prices of between $17.28 and $21.91. As at September 30, 1996, 326,400 rights remained outstanding. During 1996, 18,667 rights were exercised and 27,733 rights were forfeited. During 1995, 20,000 rights were forfeited. Compensation expense is accrued and recorded based on the change in the value of the stock appreciation rights during the year and the applicable vesting period. In 1996 and 1995, compensation expense of $6,023,000 and $2,465,000 was recorded, respectively. In 1994, a reduction of compensation expense of $1,402,000 was recorded as a result of depreciation in the value of the rights.

  c) Employee Stock Purchase Plan

  On February 9, 1996, shareholders of the Company approved the ACE Limited Employee Stock Purchase Plan. Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the closing market price of the Company's shares on the last day of each subscription period. Subscription periods currently run for six months with the first period closing on September 30, 1996. With respect to the subscription period ending on September 30, 1996, 4,368 shares were subscribed for, resulting in an immaterial expense to the Company.

  d)  Restricted stock awards

  During 1996, 9,000 restricted Ordinary Shares were awarded to an officer of the Company. These shares vest at various dates up to July 1999. Also, during 1996, 6,734 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the 1995 Outside Directors Plan which was approved by the shareholders of the Company on February 9, 1996. These shares vest in February 1997. All unvested restricted Ordinary Shares issued to directors prior to approval of the Plan were canceled upon approval of the Plan. Subsequently, two directors resigned resulting in the forfeiture of their restricted Ordinary Shares awards.

  During 1995, 102,400 restricted Ordinary Shares were awarded principally to the Chairman and four directors of the Company. The Chairman's award vests at various dates up to September 30, 1999. During 1994, 17,600 restricted Ordinary Shares were awarded to an officer and directors of the Company. The officer subsequently resigned from the Company in December 1995 and all unvested awards were forfeited. All restricted stock awards contain restrictions relating to, among other things, transferability and forfeiture under certain circumstances.

  At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period.

-------------------------------------------------------------------------------

11  Related party transactions

  Included in net premiums written are amounts related to policies held by shareholders of the Company of approximately $31 million, $43 million and $45 million for 1996, 1995 and 1994, respectively.

-------------------------------------------------------------------------------

12  Taxation

  Under current Bermuda law, the Company is not required to pay any taxes on its income or capital gains. The Company has received an undertaking from the Minister of Finance that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

-------------------------------------------------------------------------------

13  Statutory financial data

  Under the Bermuda Insurance Act 1978, as amended by the Insurance Amendment Act 1995 and Related Regulations the Company's Bermuda-based insurance and reinsurance subsidiaries (the "Bermuda subsidiaries") are required to file an annual Statutory Financial Return and Statutory Financial Statements and to maintain certain measures of solvency and liquidity during each year. Statutory capital and surplus of the Bermuda subsidiaries was $1,885 million, $1,327 million and $914 million at September 30, 1996, 1995 and 1994 and statutory net income was $301 million and $249 million for 1996 and 1995 respectively, and a net loss of $123 million for 1994. Statutory capital and surplus and statutory net income include the results of Tempest from July 1, 1996 and CODA from November 1, 1993, the dates of acquisition for each company. The principal difference between statutory capital and surplus and statutory net income of these Bermuda subsidiaries and shareholders' equity and net income as reported in conformity with GAAP relates to deferred acquisition costs of the subsidiaries, goodwill, and assets and financial activity of the parent company.

  There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

                                     ACE


  14  Condensed unaudited quarterly financial data

                                                  First         Second         Third        Fourth
  1996                                           Quarter        Quarter       Quarter       Quarter
  ---------------------------------------------------------------------------------------------------
                                                                   (in thousands)
  Net premiums earned                           $115,984       $146,393       $145,897      $178,971
  Net investment income                           47,126         48,312         50,641        60,445
  Net realized gains (losses) on investments      44,602          5,261         (1,633)        6,596
  ---------------------------------------------------------------------------------------------------
     Total revenues                             $207,712       $199,966       $194,905      $246,012
  ---------------------------------------------------------------------------------------------------
  Losses and loss expenses                      $ 92,924       $121,076       $120,438      $130,386
  ---------------------------------------------------------------------------------------------------
  Net income                                    $ 93,536       $ 56,803       $ 52,476      $ 86,415
  ---------------------------------------------------------------------------------------------------
  Earnings per share                            $   2.02       $   1.22       $   1.13      $   1.46
  ---------------------------------------------------------------------------------------------------
                                                  First         Second         Third        Fourth
  1995                                           Quarter        Quarter       Quarter       Quarter
  ---------------------------------------------------------------------------------------------------
                                                                   (in thousands)
  Net premiums earned                           $104,077       $106,556       $107,475      $110,553
  Net investment income                           43,317         44,947         46,520        46,591
  Net realized gains (losses) on investments     (44,754)         5,086         49,885        40,548
  ---------------------------------------------------------------------------------------------------
     Total revenues                             $102,640       $156,589       $203,880      $197,692
  ---------------------------------------------------------------------------------------------------
  Losses and loss expenses                      $ 85,233       $ 87,140       $ 87,895      $ 90,385
  ---------------------------------------------------------------------------------------------------
  Net income                                    $  1,370       $ 51,926       $ 97,425      $ 86,845
  ---------------------------------------------------------------------------------------------------
  Earnings per share                            $   0.03       $   1.10       $   2.08      $   1.87
  ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  15 Condensed unaudited pro forma financial information relating to CODA Acquisition

  The following pro forma information assumes the acquisition of CODA occurred at the beginning of fiscal 1994. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the CODA Acquisition been consummated at the beginning of the year presented, nor is it necessarily indicative of future operating results.

                                                                        1994
  Pro forma (in thousands, except per share data):
     ---------------------------------------------------------------------------
     Net premiums earned                                              $394,063
     Net investment income                                             144,280
     Net Loss                                                          (43,802)
     Loss per share                                                   $  (0.91)

--------------------------------------------------------------------------------

  16 Condensed unaudited pro forma financial information relating to Tempest Acquisition

  The following pro forma information assumes the acquisition of Tempest occurred at the beginning of each year presented. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Tempest Acquisition been consummated at the beginning of each year presented, nor is it necessarily indicative of future operating results.

                                                          1996         1995
  Pro forma (in thousands, except per share data):
     --------------------------------------------------------------------------
     Net premiums earned                                $671,320      $580,850
     Investment income                                   225,331       213,068
     Net income                                          373,755       360,776
     Earnings per share                                 $   6.23      $   5.96