Form 10-K, Exhibit 13
period 1997-09-30
ACE LTD
filed 1997-12-24
CIK 896159

ACE LIMITED AND SUBSIDIARIES

                                                                    Exhibit 13.1

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company as of and for each of the years in the five year period ended September 30, 1997. These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" presented on pages 32 to 53 and 21 to 31 respectively, of this annual report.

                                                                             For the years ended September 30
                                                             1997            1996         1995           1994            1993
----------------------------------------------------------------------------------------------------------------------------------
                                                          (in thousands except share and per share data and selected other data)
Operations data:
     Net premiums written                                 $  639,744     $    602,707  $   424,756   $    385,926    $    340,355
==================================================================================================================================
     Net premiums earned                                     644,838          587,245      428,661        391,117         319,578
     Net investment income                                   237,823          206,524      181,375        142,677         119,978
     Net realized gains on investments                       127,982           55,229       50,765          3,717          98,371
     Losses and loss expenses (1)                            435,941          464,824      350,653        520,556         262,117
     Acquisition costs and administrative expenses           113,348           94,441       72,582         62,633          52,263
----------------------------------------------------------------------------------------------------------------------------------
     Net income (loss) (1)                               $   461,354     $    289,733  $   237,566   $    (45,678)   $    223,547
==================================================================================================================================
     Earnings (loss) per share (2)                       $      8.02     $       5.82  $      5.05   $      (0.95)   $       5.50
==================================================================================================================================
     Weighted average shares outstanding                  57,493,671       49,813,628   47,059,006     48,202,545      40,641,263
     Pro forma (3):
          Earnings per share                                                                                         $       4.49
                                                                                                                       ===========
          Weighted average shares outstanding                                                                        $ 49,831,087
     Cash dividends per share (4)                        $      0.80     $       0.64  $      0.50   $       0.42    $       0.43

Balance sheet data (at end of period]:
     Total investments and cash                          $ 4,474,765     $  4,170,071  $ 3,132,200   $  2,538,321    $  2,211,230
     Total assets                                          5,001,546        4,574,358    3,236,906      2,632,361       2,293,587
     Unpaid losses and loss expenses (1)                   1,869,995        1,836,113    1,437,930      1,160,392         650,180
     Total shareholders' equity (1)                        2,619,194        2,244,278    1,442,663      1,088,745       1,368,180
     Book value per share (1)                            $     47.37     $      38.58  $     31.29   $      22.96    $      27.47
     Fully diluted book value per share (1)              $     47.14     $      38.31  $     31.19   $      22.95    $      27.46

Selected other data:
     Loss and loss expense ratio (1)                           67.6%             79.1%        81.8%         133.1%           82.0%
     Underwriting and administrative expense ratio             17.6%             16.1%        16.9%          16.0%           16.4%
     Combined ratio (1)                                        85.2%             95.2%        98.7%         149.1%           98.4%
     Loss reserves to capital and surplus ratio (1)            71.4%             81.8%        99.7%         106.6%           47.5%
     Ratio of net premiums written to
       capital and surplus                                    0.24:1            0.27:1       0.29:1         0.35:1          0.25:1
----------------------------------------------------------------------------------------------------------------------------------


1. At June 30, 1994 the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million (see "Management's Discussion and Analysis - Breast Implant Litigation").
2. Earnings (loss) per share are computed using net income (loss) divided by the weighted average number of Ordinary Shares outstanding and, if dilutive, shares issuable under outstanding options. There is no material difference between primary and fully diluted earnings (loss) per share.
3. Pro forma earnings per share have been calculated by dividing net income by the weighted average number of Ordinary Shares and Ordinary Share equivalents outstanding as adjusted to reflect the recapitalization and the repurchase of Ordinary Shares, effected in March 1933, and assumes the recapitalization and repurchase of Ordinary Shares occurred at the beginning of each year for which pro forma information is provided.
4. The dividends declared in 1993 included a special "RPII" dividend of $0.23 per Ordinary Share paid to shareholders of record on July 7, 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                 ---------------------------------------------



The following is a discussion of the Company's financial condition, results of operations, liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, presented on pages 32 to 53 of this annual report.

General

ACE Limited ("ACE") is a holding company which, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Insurance"), Corporate Officers & Directors Assurance Ltd. ("CODA") and Tempest Reinsurance Company Limited ("Tempest"), provides insurance and reinsurance for a diverse group of international clients. In addition, the Company provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Methuen Underwriting Limited ("MUL"), ACE London Aviation Limited ("ALA") and ACE London Underwriting Limited ("ALU"), its indirect wholly owned subsidiaries. The term "the Company" refers to ACE and its subsidiaries excluding MUL, ALA and ALU.

On March 27, 1996, the Company acquired a controlling interest in Methuen
Group Limited ("Methuen"), the holding company for MUL. On November 26, 1996, the Company acquired the remaining 49 percent interest in Methuen. Also on November 26, 1996, the Company acquired Ockham Worldwide Holdings plc which subsequently changed its name to ACE London Holdings Ltd. ("ACE London"). ACE London owns two Lloyd's managing agencies, ALA and ALU. For the 1996, 1997 and 1998 years of account, the Company, through corporate subsidiaries, has or will participate in the underwriting of these syndicates by providing funds at Lloyd's, primarily in the form of a letter of credit, supporting approximately $37 million, $229 million and $485 million, respectively, of underwriting capacity. The syndicates managed by these agencies in which the Company participates underwrite aviation, marine and non-marine risks. Underwriting capacity is the amount of gross premiums that a syndicate at Lloyd's can underwrite in a given year of account. However, a syndicate is not required to fully utilize all of the capacity and it is not unusual for capacity utilization to be significantly lower than 100 percent.

In March 1997, the Company, together with two other insurance companies, formed a managing general agency in Bermuda to provide underwriting services to the three organizations for political risk insurance coverage. The new company, Sovereign Risk Insurance Ltd. ("Sovereign") issues subscription policies with the Company assuming 50 percent of each risk underwritten. The Company currently cedes 10 percent of all risks assumed from Sovereign. Sovereign offers limits of up to $50 million per project and $100 million per country.

In April 1997, the Company announced that it had signed a quota share treaty reinsurance agreement with the Multilateral Investment Guarantee Agency ("MIGA"), part of the World Bank Group. MIGA provides coverage for foreign investments in developing countries. The agreement allows MIGA to provide private investors and developing countries additional capacity to support developmentally sound investment projects. The coverages offered will be the same as those offered by MIGA's guarantee program, namely, transfer restriction, expropriation, war and civil disturbance and breach of contract. The quota share treaty offers limits of up to $25 million per contract with an aggregate of $100 million per country.

On September 18, 1997, the Company announced it had executed a definitive agreement for the acquisition, through a newly-created U.S. holding company, of Westchester Specialty Group, Inc. ("WSG"), an indirect wholly owned subsidiary of Xerox Corporation. WSG, through its insurance subsidiaries, provides specialty commercial property and umbrella liability coverages in the U.S.
Under the terms of the agreement, the Company will purchase all of the outstanding capital stock of WSG for aggregate cash consideration of approximately $333 million. In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, will provide $750 million (75 percent quota share of $1 billion) of reinsurance protection to WSG with respect to their loss reserves for the 1996 and prior accident years. The acquisition, which is subject to, among other matters, regulatory approval and other customary closing conditions, is expected to close in early 1998. The Company expects to finance this transaction with $250 million of bank debt and the remainder with available cash (see "Liquidity and Capital Resources").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



On September 30, 1997, the Company announced the incorporation of ACE Insurance Company Europe Limited ("AICE"), as part of the International Financial Services Centre in Dublin, Ireland. AICE has been granted a license to write all 18 classes of non-life insurance in all member states of the European Union.

The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets.

Results of Operations - Years ended September 30, 1997, 1996 and 1995

Net Income


                                               1997        1996        1995
                                             --------------------------------
                                                      (in millions)
Income excluding net realized
 gains on investments                        $ 333.4     $ 234.5     $ 186.8
Net realized gains on investments              128.0        55.2        50.8
                                             --------------------------------
Net income                                   $ 461.4     $ 289.7     $ 237.6
                                             ================================


During the years ended September 30, 1997 and 1996, the Company has experienced strong growth in income from insurance operations and net investment income. The increase was partially offset by an increase in general and administrative expenses. In fiscal 1997, Tempest contributed $119.8 million to income excluding net realized gains on investments compared to $23.8 million for 1996. A full year of operations for Tempest is included in the results for fiscal 1997 versus one quarter of operations in 1996 as Tempest was purchased on July 1, 1996. For 1996, strong growth in income from insurance operations and net investment income resulted in income excluding net realized gains on investments of $234.5 million compared to $186.8 million in 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------


 Premiums
                                                                                Percentage           Percentage
                                                                        1997      Change      1996     Change         1995
                                                                       ----------------------------------------------------
                                                                                           (in millions)
Gross premiums written
ACE Insurance (including CODA)
  Excess liability                                                     $144.6       (31.2)%  $210.2      (14.9)%     $246.9
  Financial lines                                                       134.7        12.1     120.2        N.M.         9.2
  Satellite                                                             111.2         7.0     104.0        N.M.        44.9
  Directors and officers liability                                       85.4       (12.4)     97.6       (7.3)       105.0
  Aviation                                                               35.5         6.6      33.3        N.M.         8.9
  Excess property                                                        25.4        53.4      16.5        N.M.         5.6
  Other                                                                   7.4       (50.1)     14.8       (2.6)        15.3
Lloyd's syndicates                                                       78.8         N.M.     14.4        N.M.           -
Property catastrophe (Tempest)                                          119.6         N.M.     34.8        N.M.           -
                                                                       ----------------------------------------------------
                                                                       $742.6        15.0%   $645.8       48.2%      $435.8
                                                                       ====================================================

Net premiums written
ACE Insurance (including CODA)
  Excess liability                                                     $139.6       (31.0)%  $202.3      (15.4)%     $239.1
  Financial lines                                                       117.2        (1.7)    119.2        N.M.         9.2
  Satellite                                                              68.1       (20.1)     85.3       89.7         45.0
  Directors and officers liability                                       85.4       (12.4)     97.6       (7.1)       105.0
  Aviation                                                               27.0        (0.4)     27.1        N.M.         7.0
  Excess property                                                        24.2        74.0      13.9        N.M.         5.3
  Other                                                                   7.1       (45.1)     12.8       (9.4)        14.2
Lloyd's syndicates                                                       55.8         N.M.      9.7        N.M.           -
Property catastrophe (Tempest)                                          115.3         N.M.     34.8        N.M.           -
                                                                       ----------------------------------------------------
                                                                       $639.7         6.2%   $602.7       41.9%      $424.8
                                                                       ====================================================

Net premiums earned
ACE Insurance (including CODA)
  Excess liability                                                     $183.0       (23.2)%  $238.2       (9.2)%     $262.4
  Financial lines                                                        99.3        16.9      84.9        N.M.         0.8
  Satellite                                                              66.8       (14.1)     77.8       79.7         43.3
  Directors and officers liability                                       85.3       (18.4)    104.5       (5.0)       110.1
  Aviation                                                               26.5        39.5      19.0        N.M.         1.5
  Excess property                                                        21.5        81.7      11.8        N.M.         1.0
  Other                                                                  11.0       (12.6)     12.5       30.6          9.6
Lloyd's syndicates                                                       27.5         N.M.      2.8        N.M.           -
Property catastrophe (Tempest)                                          123.9         N.M.     35.7        N.M.           -
                                                                       ----------------------------------------------------
                                                                       $644.8         9.8%   $587.2       37.0%      $428.7
                                                                       ====================================================

N.M. = Not Meaningful

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



The Company's ability to make strategic acquisitions, develop new and existing product lines and maintain a high level of policy renewals on existing business despite continuing competitive pressure in certain markets, particularly the excess liability and directors and officers liability markets, has resulted in increases in gross and net premiums written and net premiums earned for the years ended September 30, 1997 and 1996.

Gross premiums written increased by $96.8 million to $742.6 million in 1997 from $645.8 million in 1996 despite continuing competitive pressures in most insurance markets. The growth in gross premiums written is primarily attributable to the inclusion of a full year of premiums for Tempest and the increased participation in the Lloyd's syndicates managed by the Company. As Tempest was purchased on July 1, 1996, the 1996 comparatives only include three months of Tempest premiums. Tempest's gross written premiums for 1997 are down by approximately 17 percent compared to their full year 1996 premiums primarily due to rate reductions, increasing attachment points and some cancellations due to pricing. The Company's portion of gross premiums written by the Lloyd's syndicates in which the Company participates amounted to $78.8 million in 1997 compared to $14.4 million in 1996 primarily as a result of the Company's increased participation in these syndicates. Satellite, aviation, excess property and financial lines also contributed to the increase. These increases in gross premiums written were offset by declines in excess liability and directors and officers liability gross premiums written. The decline in excess liability premiums of $65.6 million is mainly the result of continuing competitive pressures in that market which have adversely affected the pricing of the excess liability business but have also led to a reduction in the Company's exposure and an improved risk profile as a result of higher average attachment points and lower average limits. Directors and officers liability premiums declined by $12.2 million as this line faces an extremely competitive environment with its corresponding pressures on prices.

In 1996, gross premiums written increased by $210.0 million or 48.2 percent compared to 1995. This growth was a result of a very strong year for the Company's financial lines and satellite product lines together with the increased contributions from aviation and excess property insurance which both included a full year of underwriting in 1996. Gross premiums written in 1996 also included property catastrophe premiums written by Tempest from July 1, 1996, as well as premiums from the Company's participation in the Lloyd's syndicates managed by the Company. These increases were offset by decreases in excess liability and directors and officers liability premiums written in 1996 as a result of competitive pressures in these markets.

Net premiums written increased by $37.0 million in 1997 to $639.7 million compared to $602.7 million for 1996. The inclusion of a full year of net premiums written for Tempest, our increased participation in the Lloyd's syndicates managed by the Company and growth in excess property premiums contributed to the increase in net premiums written. These increases were partially offset by declines in excess liability and directors and officers liability premiums as discussed above. A portion of the decline in net premiums written is also the result of the Company's use of reinsurance for the satellite and financial lines product lines in 1997. Net premiums written for Tempest were also reduced as a result of the purchase of a modest amount of retrocessional cover during the current fiscal year. In 1996, net premiums written increased by $177.9 million or 41.9 percent compared to 1995 as a result of a very strong year for the Company's financial lines and satellite product lines together with other factors discussed above in the analysis of gross premiums written.

For 1997, net premiums earned increased by $57.6 million to $644.8 million from $587.2 million in 1996. The growth in net premiums earned was primarily the result of the inclusion of a full year of premiums earned for Tempest in 1997 compared to three months in 1996 and the Company's increased participation in the Lloyd's syndicates managed by the Company. Aviation, excess property and financial lines also experienced growth during the year. These increases were offset by declines in excess liability, directors and officers liability and satellite premiums earned. For 1996, net premiums earned increased by $158.5 million to $587.2 million compared with $428.7 million in 1995. The increase was the result of contributions from the new lines of business, particularly financial lines, together with the increase in satellite premiums earned primarily from launch insurance, and the inclusion of Tempest earned premiums since July 1, 1996, the date of acquisition, which amounted to $35.7 million. These increases were offset by a decline in excess liability and directors and officers liability premiums earned in the year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------


Net Investment Income
                                       Percentage           Percentage
                                1997     Change      1996     Change      1995
                               ------------------------------------------------
                                                (in millions)
Net investment income          $237.8     15.2%     $206.5     13.9%     $181.4
                               =================================================

The average yield earned on the investment portfolio in 1997 was down slightly compared to the yield generated in 1996. This is largely due to the fact that during the first quarter of fiscal 1997 the Company increased the equity exposure of the externally managed investment portfolio to 20 percent from 15 percent. The remainder of the portfolio is comprised of fixed maturity securities. On average, the portfolio generated a lower yield in 1996 compared to 1995 as a result of general market conditions. Despite the decreases in yield, net investment income increased by $31.3 million in 1997 compared to 1996 and by $25.1 million in 1996 compared to 1995, primarily as a result of a larger investable asset base. The increase in the investable asset base in 1997 and 1996 were due to positive cash flows from insurance operations, the reinvestment of funds generated by the portfolio and the fact that the consolidated investment portfolio included the Tempest portfolio for the entire period of fiscal 1997 and for three months during fiscal 1996.

Net Realized Gains (Losses) on Investments

                                                     1997         1996        1995
                                                    --------------------------------
                                                            (in millions)
Fixed maturities and short-term investments          $ 59.0       $14.4        $ 8.4
Equity securities                                      38.1        15.8          3.6
Financial futures and option contracts                 57.1        26.7         39.8
Currency                                              (26.2)       (1.7)        (1.0)
                                                    --------------------------------
                                                     $128.0       $55.2        $50.8
                                                    ================================


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

Sales proceeds for fixed maturity securities were generally higher than their amortized costs during 1997 and 1996 which resulted in net realized gains on sale of fixed maturities and short-term investments of $59.0 million in 1997 compared to gains of $14.4 million during 1996 and $8.4 million in 1995.

With strong equity markets and the increased equity exposure as discussed above, net realized gains on sales of equity securities were $38.1 million in 1997 compared to $15.8 million in 1996. There were gains of $3.6 million in 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



The realized gains on financial futures and options contracts were generated from U.S. Treasury futures contracts and from the equity index futures contracts held in the synthetic equity fund. Gains and losses on these instruments are closely linked to fluctuations in the U.S. Treasury and equity markets and therefore, realized gains would be expected during periods of broad market improvements while losses are realized during periods of market declines. Net realized gains on financial futures and option contracts of $57.1 million recorded in 1997 were primarily generated by the equity index futures contracts held, as a result of the rise in the S&P 500 Stock Index of nearly 40 percent during the fiscal year. The realized gains of $26.7 million in 1996 were generated from U.S. Treasury futures contracts and from the equity index futures contracts held in the synthetic equity fund as a result of broad market improvements during the year. The $39.8 million generated in 1995 arose from gains in the S&P 500 stock index and gains recognized on futures contracts used by certain of the Company's external managers of fixed income securities.

Currency losses for the year were $26.2 million compared to a loss of $1.7 million for 1996. During 1997 the Company increased its exposure to non-U.S. dollar securities from 8 percent of its externally managed investment portfolio to 12 percent. Currency markets generally suffered declines against the U.S. dollar during the year. At September 30, 1997 there were unrealized currency losses of $20.0 million on securities held in the portfolio compared to $7.2 million as at September 30, 1996. Unrealized currency losses are reflected in net unrealized appreciation on investments in shareholders' equity. At September 30, 1995 there was an unrealized currency gain of $1.7 million in net unrealized appreciation on investments in shareholders' equity.

The Company's externally managed investment portfolio contains certain market sensitive instruments which may be adversely effected by changes in interest rates and foreign currency exchange rates (for further discussion see "Market Sensitive Instruments and Risk Management").

Combined Ratio


                                                              1997         1996         1995
                                                          --------------------------------------

Loss and loss expense ratio                                  67.6%         79.1%        81.8%
Underwriting and administrative expense ratio                17.6          16.1         16.9
                                                          --------------------------------------
Combined ratio                                               85.2%         95.2%        98.7%
                                                          ======================================


The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss and loss expense ratio, underwriting and administrative expense ratio and combined ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio, and the underwriting and administrative expense ratio. A combined ratio under 100 percent indicates underwriting profits and a combined ratio exceeding 100 percent indicates underwriting losses.

Losses and Loss Expenses

                                                         Percentage           Percentage
                                                  1997     Change      1996     Change      1995
                                                --------------------------------------------------
                                                                   (in millions)

Losses and loss expenses                         $435.9    (6.2)%     $464.8     32.6%     $350.6
                                                ==================================================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



For the years ended September 30, 1997 and 1996, the loss and loss expense ratios were 67.6 percent and 79.1 percent. These ratios have been favorably impacted by the results of Tempest. Property catastrophe loss experience is generally characterized as low frequency but high severity short-tail claims which may result in significant volatility in results. For the year ended September 30, 1997 and the three month period from July 1, 1996, the date of acquisition to September 30, 1996, the loss and loss expense ratio for Tempest was 8.8 percent and 36.4 percent, respectively. These favorable loss ratios are the result of low loss activity in Tempest since July 1, 1996. Excluding Tempest, the loss and loss expense ratios would have been 80.9 percent for 1997 and 81.8 percent for 1996. The loss and loss expense ratio for 1995 was 81.8 percent.

Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in certain lines of business in which the Company provides insurance and reinsurance, complicate the actuarial reserving techniques utilized by the Company. Management believes, however, that the Company's reserve for unpaid losses and loss expenses, including those arising from breast implant litigation, are adequate to cover the ultimate cost of losses and loss expenses incurred through September 30, 1997. Since such provisions are necessarily based on estimates, future developments may result in ultimate losses and loss expenses significantly greater or less than such amounts (see "Breast Implant Litigation").

Underwriting and Administrative Expenses

                                                                        Percentage                 Percentage
                                                               1997       Change         1996        Change       1995
                                                          ------------------------------------------------------------------
                                                                                     (in millions)

Underwriting and administrative expenses                     $113.4       20.0%         $94.4         30.0%       $72.6
                                                          =========================================================================-



The underwriting and administrative expense ratio has increased to 17.6 percent in 1997 compared to 16.1 percent in 1996, an increase of $19.0 million. This increase is due to an increase in administrative expenses of $24.9 million in 1997 over 1996, which is partially offset by a decrease in acquisition costs. The increase in administrative expenses is primarily due to the increased cost base resulting from the strategic diversification by the Company over the past two years, including the recent acquisition of Tempest, Methuen and ACE London as well as the development of the newer insurance lines and products. Of the $24.9 million increase in administrative expenses in 1997, $12.7 million relates directly to Tempest and the Company's Lloyd's operations, compared to $3.1 million in 1996. Of these amounts, $5.1 million and $1.3 million for 1997 and 1996 respectively, relate to the amortization of goodwill resulting from the acquisition of Tempest. The decrease in acquisition costs in 1997 to $47.0 million from $53.0 million in 1996 is due primarily to the continuing change in the mix of business written by the Company.

Underwriting and administrative expenses increased by $21.8 million in 1996 compared to 1995 but the underwriting and administrative expense ratio actually decreased to 16.1 percent from 16.9 percent in 1995. The increase in expenses is a result of increases of $6.4 million of acquisition costs and $15.6 million of administrative expenses. Acquisition costs increased as a result of the significant increase in net premiums earned in 1996 versus 1995. However, the acquisition cost ratio decreased to 9.0 percent from 10.9 percent primarily due to the change in the mix of premiums earned in the year. As with 1997, administrative expenses increased primarily due to the increased cost base resulting from the strategic diversification by the Company over the past two years, including the acquisition of Tempest and Methuen in 1996 as well as the development of the new insurance lines and products. In addition, the Company recorded expenses related to stock appreciation rights of $6.0 million in 1996 compared to $2.5 million in 1995. All stock appreciation rights were either exercised or forfeited during 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



LIQUIDITY AND CAPITAL RESOURCES

As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows depend primarily on dividends or other statutorily permissible payments from its Bermuda-based insurance and reinsurance subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholder's equity at a level adequate to support the level of insurance and reinsurance operations. On December 20, 1996, ACE received a dividend of $10 million from ACE Insurance Management Limited and on May 30, 1997, ACE received a dividend of $180 million from ACE Insurance.

The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and the proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends, for the purchase of investments and for share repurchases.

For the years ended September 30, 1997, 1996 and 1995, the Company's consolidated net cash flows from operating activities were $282.1 million, $624.0 million and $437.0 million respectively. Cash flows are affected by claim payments, which due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. Total loss and loss expense payments amounted to $402.1 million, $101.4 million and $73.1 million in fiscal 1997, 1996 and 1995, respectively.

At September 30, 1997, total investments and cash amounted to $4.5 billion compared with $4.2 billion at September 30, 1996. The increase is mainly attributable to cash flows from operating activities, the reinvestment of funds generated by the portfolio as well as market appreciation during the year. The increase generated by these items was partially offset by share repurchases and dividends paid during 1997.

The Company's consolidated investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. During 1997, an average of 9.4 percent of the externally managed investment portfolio was held in short-term investments which mature in one year or less from date of issue. Additionally, at September 30, 1997, 5.5 percent of the fixed maturity portfolio had a maturity date within the succeeding twelve month period, providing a further source of liquid funds. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets (see note 4 of the Notes to Consolidated Financial Statements for a detailed analysis of the portfolio). At September 30, 1997, 92.5 percent of the fixed maturity portion of the portfolio was rated "A" or better by one or more nationally recognized U.S. rating agencies. The Company believes that its cash balances, cash flow from operations, routine sales of investments and the liquidity provided under its committed line of credit (discussed below) are adequate to allow the Company to pay claims within the time periods required under its policies.

The Company has a $50 million committed unsecured line of credit provided by a syndicate of banks, led by Morgan Guaranty Trust Company of New York ("Morgan"). In accordance with the Company's cash management strategy, this facility is utilized when it is determined that borrowing on a short-term basis is advantageous to the Company. Borrowings from this facility are generally repaid from operating cash flows, primarily premium receipts. There were no drawdowns on the facility during 1997 or 1996. The line of credit agreement requires the Company to maintain consolidated tangible net worth of not less than $1.25 billion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



        The same syndicate of banks have also provided up to (Pounds)75 million (approximately $113 million) for a five year, secured letter of credit ("LOC"), which is primarily used to provide funds at Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates.

        Subsequent to September 30, 1997, the Company has put in place syndicated credit facilities which replace the existing facilities described in the preceding two paragraphs. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these credit facilities. The new facilities provide:

              A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together make up a combined $400 million committed, unsecured revolving credit facility. This new five year revolving credit facility has a $50 million LOC sublimit.

              A five year LOC facility of approximately (Pounds)154 million (approximately $250 million). This facility will primarily be used on fulfill the requirements of Lloyd's to provide funds to support underwriting capacity on Lloyd's syndicates in which the Company participates. The minimum consolidated tangible net worth covenant for ACE Insurance under this LOC facility is $1.0 billion.

              A $250 million seven year Amortizing Term Loan Facility which will be used to partially finance the acquisition of WSG. The interest rate on the term loan is LIBOR plus an applicable spread.

        The revolving credit and term loan facilities require that the Company maintain a minimum consolidated tangible net worth of $1.4 billion.

        The Board of Directors has authorized the repurchase from time to time of the Company's Ordinary Shares in open market and private purchase transactions. During 1997, the Company repurchased 3,031,000 Ordinary Shares under share repurchase programs for an aggregate cost of $182.6 million. On May 9, 1997, the Board of Directors terminated the then existing share repurchase program and authorized a new program for up to $300.0 million of the Company's Ordinary Shares. As at September 30, 1997, approximately $268.0 million of the current Board authorization had not been utilized. During the period October 1, 1997 through November 25, 1997 the Company repurchased an additional 786,200 Ordinary Shares under the Share Repurchase Program for an aggregate cost of $71.8 million, leaving approximately $196 million of the May 9, 1997 Board authorization not utilized. During 1996, the Company repurchased 1,268,000 Ordinary Shares under share repurchase programs for an aggregate cost of $58.0 million.

        On October 18, 1996, January 17, 1997 and April 18, 1997, the Company paid quarterly dividends of 18 cents per share to shareholders of record on September 30, 1996, December 29, 1996 and March 31, 1997. On July 18, 1997 the Company paid a quarterly dividend of 22 cents per share to shareholders of record on June 30, 1997. On August 8, 1997 the Board of Directors declared a quarterly dividend of 22 cents per share paid on October 17, 1997 to shareholders of record on September 30, 1997. On November 13, 1997, the Board of Directors declared a quarterly dividend of 24 cents per share payable on January 16, 1998, to shareholders of record on December 13, 1997. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

        Fully diluted net asset value per share was $47.14 at September 30, 1997, compared with $38.31 at September 30, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



Changes in shareholders' equity for the years ended September 30, 1997 and 1996 were as follows:

                                                                               1997                1996
                                                                            -----------------------------
                                                                                    (in millions)
Balance, beginning of year                                                    $2,244              $1,443

Net income                                                                       461                 290
Change in net unrealized appreciation (depreciation) on investments              135                 (33)
Repurchase of Ordinary Shares                                                   (183)                (58)
Dividends declared                                                               (45)                (32)
Other                                                                              7                  --
Value of Ordinary Shares and options issued in Tempest acquisition                --                 634
                                                                         -------------------------------

Balance, end of year                                                          $2,619              $2,244
                                                                         ===============================


The Company maintains loss reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The reserve for unpaid losses and loss expenses of $1.9 billion at September 30, 1997, includes $924.2 million of case and loss expense reserves. While the Company believes that its reserve for unpaid losses and loss expenses at September 30, 1997 is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided. A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. During fiscal 1997, the Company has made certain payments to policyholders with respect to these claims. However, the Company does not have adequate data upon which to anticipate the timing of future payments relating to these liabilities, and it expects that the amount of time required to determine the ultimate financial impact of the options selected by claimants may extend well into 1998 and beyond (see "Breast Implant Litigation").

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


Breast Implant Litigation

A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits, including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation to a Federal District Court in Alabama, although cases are in the process of being transferred back to federal courts or remanded to state courts.

On May 15, 1995, the Dow Corning Corporation, one of the major defendants, filed for protection under Chapter 11 of the U.S. Bankruptcy Code and claims against Dow Corning remain stayed subject to the Bankruptcy Code.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of an individual settlement plan for U.S. claimants with at least one implant from any of those manufacturers ("the Settlement"). In general, under the Settlement, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of participants electing to opt out from the new plan. Also, in general, the compensation would be fixed and not affected by the number of participants, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each settling defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all cases. By November 13, 1995, the Settlement was approved by the three major defendants. In addition, two other defendants became part of the Settlement, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants. On December 22, 1995, the multidistrict litigation judge approved the Settlement and the materials for giving notice to claimants although an appeal concerning the Settlement is pending with the Eleventh Circuit Court of Appeals.

Beginning in mid-January, 1996, the three major defendants have each made payments to a court-established fund for use in making payments under the Settlement. The Settlement Claims Office had reported that as of August 29, 1997, it has sent out Notification of Status Letters to 361,377 non-opt-out domestic implant recipients who had registered with the Settlement Claims Office. As of August 31, 1997, approximately $518 million had been distributed under the Settlement to implant recipients of the three major defendants. Certain potential payments to claimants relating to other implants remain suspended because of the pending appeals. The Settlement Claims Office has also reported that approximately 32,500 domestic registrants (out of the 361,377 domestic registrants sent Notification of Status Letters) exercised opt-out rights after receiving their status letters. Previously, approximately 19,000 other domestic implant recipients had exercised opt-out rights in 1994 and/or before receiving status letters.

Although the Company has underwritten the coverage for a number of the defendant companies including four of the companies involved in the Settlement, the Company anticipates that insurance coverage issued prior to the time the Company issued policies will be available for a portion of the defendants' liability. In addition, the Company's policies only apply when the underlying liability insurance policies or per occurrence retentions are exhausted.

Declaratory judgment lawsuits, involving four of the Company's insureds, have been filed seeking guidance on the appropriate trigger for their insurance coverage. None of the insureds have named the Company in such lawsuits, although other insurers and third parties have sought to involve the Company in those lawsuits. To date, one court has stayed a lawsuit against the Company by other insurers; two courts have dismissed actions by other insurers against the Company. Another court in Texas has ruled against the Company's arguments that the court should dismiss the claims by other insurers and certain doctors attempting to bring the Company into coverage litigation there. On appeal in the Texas lawsuit, the appellate court affirmed the lower court's order refusing to dismiss the claims against the Company; further appellate review in the Texas Supreme Court is pending. In addition, further efforts are contemplated to stay or dismiss the doctor's claims against the Company in the Texas lawsuit.

At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in the pending lawsuits and information from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------




The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. During 1997, the Company made payments of approximately $250 million with respect to breast implant claims. These payments were included in previous reserves and are consistent with the Company's belief that its reserves are adequate. Significant uncertainties continue to exist with regard to the ultimate outcome and cost of the Settlement and value of the opt-out claims. While the Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as at September 30, 1997.

Market Sensitive Instruments And Risk Management

In accordance with the Securities and Exchange Commission's Financial Reporting Release No. 48, the following analysis presents hypothetical losses in cash flows, earnings and fair values of derivative instruments and other market sensitive instruments used in the Company's portfolio as at September 30, 1997. The Company uses investment derivative instruments such as futures, options and foreign currency forward and option contracts for duration management and management of foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market sensitive instruments such as mortgage-backed securities which are subject to prepayment risks and changes in market values, with changes in interest rates. These mortgage-backed security instruments are held for purposes other than trading and are classified as available for sale in the Company's balance sheet.

Duration Management and Market Exposure Management

The Company uses financial futures and option contracts for the purpose of managing certain investment portfolio exposures. Futures contracts are not recognized in the financial statements as assets or liabilities and any changes in fair value of these instruments due to changes in market interest rates would be recognized in the statement of operations as realized gains or losses in accordance with the our accounting policy. Option contracts are utilized in the portfolio for the purposes of duration management, providing protection against any unexpected shifts in interest rates. At September 30, 1997, the fair value of the option contracts held and written was $178,000 and $(222,000) respectively, and the market value of mortgage-backed securities, another category of market sensitive instruments, was $1,342 million, or approximately 31 percent of the total investment portfolio. Mortgage-backed securities include pass through mortgage bonds and collateralized mortgage obligations.

The aggregate hypothetical loss generated from an immediate adverse shift in the treasury yield curve of 100 basis points would be a decrease in total return of 4.5 percent which equates to a decrease in market value of approximately $167 million on a portfolio valued at $4.2 billion at September 30, 1997. An immediate time horizon was used as this presents the worse case scenario.

Foreign Currency Exposure Management

Foreign currency forward and option contracts are used in the portfolio to minimize the effect of fluctuating currencies on the non-U.S. dollar portfolio. The value of premiums paid for the contracts represents approximately 9 percent of the non-U.S. dollar portfolio. A hypothetical adverse change of the forward exchange rate (a strengthening of the U.S. dollar) is assumed in order to estimate the exposure risk. Potential losses in cash flows represent additional cash requirements to be paid out, to settle those foreign currency forward positions in the portfolio as at September 30, 1997. The hypothetical loss in cash flows of the foreign currency contracts is estimated to be $1.4 million. The loss was based on modeling assumptions using a two standard deviation move in currency rates, and forward yield curves were determined using the implied volatility, spot rates and forward rates of the contracts at September 30, 1997. The foreign currency forward contracts are not considered hedges for financial accounting purposes and have maturity dates of no more than six months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ----------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------



The hypothetical loss in cash flows from the foreign currency put options assumes that the options were not exercised. For long option positions, the maximum loss is the premium paid for the options and at September 30, 1997 the hypothetical loss is approximately $400,000.

New Accounting Pronouncements

In February 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("FAS 128"), effective for financial statements issued for periods ending after December 15, 1997. This Statement establishes standards for computing and presenting earnings per share ("EPS"). This Statement simplifies the standards for computing EPS previously found in APB Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, which the Company is considered to have, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement requires restatement of all prior-period EPS data presented. The Company anticipates presenting its EPS in compliance with the dual presentation standards mandated by the Statement at December 31, 1997.

The Company has calculated basic and diluted EPS, as defined in FAS 128 and interpreted by the Company based on information currently available, and has determined that such amounts do not differ materially from primary EPS, which is reflected in the Company's statement of operations for the years presented.

                          ACE LIMITED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1997

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

The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. The Company's internal audit department performs independent audits on the Company's internal controls. The Company's policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner which is above reproach.

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


/s/ Brian Duperreault                            /s/ Christopher Z. Marshall
------------------------------                   -------------------------------
Brian Duperreault                                Christopher Z. Marshall
Chairman, President and                          Chief Financial Officer
Chief Executive Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Shareholders of ACE Limited:


We have audited the consolidated balance sheets of ACE Limited and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACE Limited and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.



New York, New York
November 5, 1997

                         ACE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          September 30, 1997 and 1996

                                                                                    1997                1996
                                                                                 -----------         -----------
                                                                                 (in thousands of U.S. dollars,
                                                                                except share and per share data)
Assets

Investments and cash
   Fixed maturities available for sale, at fair value
       (amortized cost - $3,226,511 and $3,394,437)........................      $3,290,336          $3,389,762
   Equity securities, at fair value (cost - $502,481 and $257,049).........         634,970             323,005
   Short-term investments, at fair value
       (amortized cost - $364,552 and $376,680)............................         364,432             376,680
   Other investments, at cost..............................................          78,691              27,250
   Cash....................................................................         106,336              53,374
                                                                                 ----------          ----------
    Total investments and cash.............................................       4,474,765           4,170,071

Goodwill on Tempest acquisition............................................         196,667             201,742
Premiums and insurance balances receivable.................................         135,815              85,033
Accrued investment income..................................................          40,581              42,728
Deferred acquisition costs.................................................          27,018              34,546
Prepaid reinsurance premiums...............................................          22,196              15,421
Other assets...............................................................         104,504              24,817
                                                                                 ----------          ----------
       Total assets........................................................      $5,001,546          $4,574,358
                                                                                 ==========          ==========
Liabilities

Unpaid losses and loss expenses............................................      $1,869,995          $1,836,113
Unearned premiums..........................................................         400,689             398,731
Premiums received in advance...............................................          36,218              29,852
Accounts payable and accrued liabilities...................................          63,014              54,913
Dividend payable...........................................................          12,436              10,471
                                                                                 ----------          ----------
       Total liabilities...................................................       2,382,352           2,330,080
                                                                                 ----------          ----------
Commitments and contingencies

Shareholders' equity

Ordinary Shares ($0.125 par value, 100,000,000 shares authorized;
   55,293,218 and 58,170,755 shares issued and outstanding)................           6,911               7,271
Additional paid-in capital.................................................       1,102,824           1,156,194
Unearned stock grant compensation..........................................          (1,993)             (1,299)
Net unrealized appreciation on investments.................................         196,194              61,281
Cumulative translation adjustments.........................................             855                 131
Retained earnings..........................................................       1,314,403           1,020,700
                                                                                 ----------          ----------
       Total shareholders' equity..........................................       2,619,194           2,244,278
                                                                                 ----------          ----------
       Total liabilities and shareholders' equity..........................      $5,001,546          $4,574,358
                                                                                 ==========          ==========


          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended September 30, 1997, 1996 and 1995

                                           1997         1996        1995
                                        -----------  ----------  ----------
                                           (in thousands of U.S. dollars,
                                          except share and per share data)
Revenues
   Gross premiums written.............  $  742,654  $  645,800  $  435,820
   Reinsurance premiums ceded.........    (102,910)    (43,093)    (11,064)
                                        ----------  ----------  ----------

   Net premiums written...............     639,744     602,707     424,756
   Change in unearned premiums........       5,094     (15,462)      3,905
                                        ----------  ----------  ----------

   Net premiums earned................     644,838     587,245     428,661
   Net investment income..............     237,823     206,524     181,375
   Net realized gains on investments..     127,982      55,229      50,765
                                        ----------  ----------  ----------

       Total revenues.................   1,010,643     848,998     660,801
                                        ----------  ----------  ----------
Expenses
   Losses and loss expenses...........     435,941     464,824     350,653
   Acquisition costs..................      46,957      52,954      46,647
   Administrative expenses............      66,391      41,487      25,935
                                        ----------  ----------  ----------

       Total expenses.................     549,289     559,265     423,235
                                        ----------  ----------  ----------

Net income............................  $  461,354  $  289,733  $  237,566
                                        ==========  ==========  ==========

Earnings per share....................  $     8.02  $     5.82  $     5.05
                                        ==========  ==========  ==========

Weighted average shares outstanding...  57,493,671  49,813,628  47,059,006
                                        ==========  ==========  ==========

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             For the Years Ended September 30, 1997, 1996 and 1995

                                                                                            1997            1996            1995
                                                                                            ----            ----            ----
                                                                                               (in thousands of U.S. dollars)

Ordinary Shares
     Balance - beginning of year ....................................................   $    7,271      $    5,764     $    5,928
     Shares issued in Tempest transaction............................................         --             1,666           --
     Issued under Employee Stock Purchase Plan (ESPP)................................            1                           --
     Issued under Stock Appreciation Right (SAR) Plan................................            8                           --
     Exercise of stock options.......................................................            9            --                3
     Repurchase of shares............................................................         (378)           (159)          (167)
                                                                                        ----------      ----------       --------

          Balance - end of year......................................................        6,911           7,271          5,764
                                                                                        ----------      ----------       --------

Additional paid-in capital
     Balance - beginning of year.....................................................    1,156,194         548,513        564,198
     Shares issued in Tempest acquisition............................................         --           620,552           --
     Options issued in Tempest acquisition...........................................         --            12,124           --
     Exercise of stock options.......................................................        2,182              27            165
     Cancellation of restricted stock awards.........................................          (87)           --             --
     Issued under ESPP...............................................................          228            --             --
     Issued under SAR Plan...........................................................        3,919            --             --
     Repurchase of Ordinary Shares...................................................      (59,612)        (25,022)       (15,850)
                                                                                        ----------      ----------       --------

          Balance - end of year......................................................    1,102,824       1,156,194        548,513
                                                                                        ----------      ----------       --------
Unearned stock grant compensation
       Balance - beginning of year...................................................       (1,299)         (1,796)          (412)
       Stock grants awarded..........................................................       (3,244)           (708)        (2,413)
       Stock grants forfeited........................................................           79              60             --
       Amortization..................................................................        2,471           1,145          1,029
                                                                                        ----------      ----------       --------

          Balance - end of year......................................................       (1,993)         (1,299)        (1,796)
                                                                                        ----------      ----------       --------

Net unrealized appreciation (depreciation) on investments
     Balance - beginning of year.....................................................       61,281          94,694        (79,685)
     Net appreciation (depreciation) during year.....................................      134,913         (33,413)       174,379
                                                                                        ----------      ----------       --------

          Balance - end of year......................................................      196,194          61,281         94,694
                                                                                        ----------      ----------       --------

Cumulative translation adjustments
     Balance - beginning of year.....................................................          131            --            --
     Net adjustment for year.........................................................          724             131          --
                                                                                        ----------      ----------       --------

       Balance - end of year.........................................................          855             131          --
                                                                                        ----------      ----------       --------
Retained earnings
     Balance - beginning of year.....................................................    1,020,700         795,488        598,716
     Net income......................................................................      461,354         289,733        237,566
     Dividends declared..............................................................      (44,993)        (31,699)       (23,297)
     Repurchase of Ordinary Shares...................................................     (122,658)        (32,822)       (17,497)
                                                                                        ----------      ----------     ----------
          Balance - end of year......................................................    1,314,403       1,020,700        795,488
                                                                                        ----------      ----------     ----------
               Total shareholders' equity............................................   $2,619,194      $2,244,278     $1,442,663
                                                                                        ==========      ==========     ==========

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For The Years Ended September 30, 1997, 1996 and 1995

                                                                                 1997           1996          1995
                                                                            --------------  ------------  ------------
                                                                                 (in thousands of U.S. dollars)

Cash flows from operating activities
   Net income.............................................................     $   461,354   $   289,733   $   237,566
   Adjustments to reconcile net income to net cash provided
     by operating activities:
        Unearned premiums.................................................           1,958        14,247        (1,771)
        Unpaid losses and loss expenses...................................          33,882       363,448       277,538
        Deferred acquisition costs........................................           7,528         9,262         3,016
        Premiums and insurance balances receivable........................         (50,782)        3,460       (11,948)
        Premiums received in advance......................................           6,336         5,976         4,230
        Prepaid reinsurance premiums......................................          (6,775)      (11,267)       (2,134)
        Net realized gains on investments.................................        (127,982)      (55,229)      (50,765)
        Amortization of premium/discount..................................          (6,104)       (7,847)      (12,590)
        Accounts payable and accrued liabilities..........................         (23,327)       11,308         1,029
        Change in cumulative translation adjustments......................            (724)         (131)           --
        Other.............................................................         (13,271)        1,076        (7,148)
                                                                               -----------   -----------   -----------

          Net cash flows from operating activities........................         282,123       624,036       437,023
                                                                               -----------   -----------   -----------

Cash flows from investing activities
        Purchases of fixed maturities.....................................      (6,415,568)   (8,781,390)   (7,562,469)
        Purchases of equity securities....................................        (603,598)     (222,382)     (325,509)
        Sales of fixed maturities.........................................       6,640,245     8,220,230     7,336,706
        Sales of equity securities........................................         385,552       209,350       118,825
        Maturities of fixed maturities....................................           5,000        59,830        39,342
        Net realized gains on financial futures and option contracts......          57,076        26,678        39,788
        Acquisition of subsidiaries, net of cash acquired.................         (27,098)      (11,572)      (25,794)
        Other investments.................................................         (51,441)       (2,676)           --
                                                                               -----------   -----------   -----------

          Net cash flows used for investing activities....................          (9,832)     (501,932)     (379,111)
                                                                               -----------   -----------   -----------

Cash flows from financing activities
        Repurchase of Ordinary Shares.....................................        (182,648)      (58,003)      (33,514)
        Proceeds from exercise of options for shares......................           2,191            28           168
        Proceeds from shares issued under SAR Plan........................           4,156            --            --
        Dividends paid....................................................         (43,028)      (27,684)      (22,058)
                                                                               -----------   -----------   -----------

          Net cash used for financing activities..........................        (219,329)      (85,659)      (55,404)
                                                                               -----------   -----------   -----------

Net increase in cash......................................................          52,962        36,445         2,508
Cash - beginning of year..................................................          53,374        16,929        14,421
                                                                               -----------   -----------   -----------
Cash - end of year........................................................     $   106,336   $    53,374   $    16,929
                                                                               ===========   ===========   ===========


          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Organization

ACE Limited ("ACE" or "the Company") is incorporated with limited liability under the Cayman Islands Companies Law and maintains its principal business office in Bermuda. The Company, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Insurance"), Corporate Officers & Directors Assurance Ltd. ("CODA") and Tempest Reinsurance Company Limited ("Tempest"), provides insurance and reinsurance for a diverse group of international clients. In addition, the Company, through corporate subsidiaries, provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Methuen Underwriting Limited ("MUL"), ACE London Aviation Limited ("ALA") and ACE London Underwriting Limited ("ALU"), its indirect wholly owned subsidiaries.

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

On July 1, 1996, the Company completed the acquisition of Tempest, a leading Bermuda-based property catastrophe reinsurer (the "Tempest Acquisition"). Under the terms of the Agreement and Plan of Amalgamation, Tempest shares outstanding at the time of the acquisition were cancelled and converted into the right to receive 13,333,247 Ordinary Shares of the Company. These shares were capitalized at a value of $46 2/3 per share, which was determined in accordance with the EITF 95-19 concensus that deals with the value of equity securities issued to effect a purchase combination. In addition, options to acquire Tempest shares were converted into 446,089 Company options at a total cost of $12.1 million. The total value of the acquisition amounted to $638.7 million, which includes the value of the shares and options issued as well as other transaction expenses which amounted to $4.4 million. This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Tempest since July 1, 1996, the date of acquisition (see note 15 for pro forma financial information with respect to the Tempest Acquisition).

On November 26, 1996, the Company acquired Ockham Worldwide Holdings plc which subsequently changed its name to ACE London Holdings Ltd. ("ACE London"). ACE London owns two Lloyd's managing agencies, ALA and ALU. The acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of ACE London since November 26, 1996, the date of acquisition. Had the results of ACE London been included commencing with operations in 1996, the reported results would not have been materially affected.

On November 26, 1996, the Company, also acquired the remaining 49 percent interest in Methuen. The Company had originally acquired a 51 percent interest in Methuen on March 27, 1996. The acquisition of the remaining 49 percent interest has been recorded using the purchase method of accounting.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)




1.  Organization (cont'd.)

On September 18, 1997, the Company announced it had executed a definitive agreement for the acquisition, through a newly-created U.S. holding company, of Westchester Specialty Group, Inc. ("WSG"), an indirect wholly owned subsidiary of Xerox Corporation. WSG, through its insurance subsidiaries, provides specialty commercial property and umbrella liability coverages in the U.S. Under the terms of the agreement, the Company will purchase all of the outstanding capital stock of WSG for aggregate cash consideration of approximately $333 million. In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, will provide $750 million (75 percent quota share of $1 billion) of reinsurance protection to WSG with respect to their loss reserves for the 1996 and prior accident years. The acquisition, which is subject to, among other matters, regulatory approval and other customary closing conditions, is expected to close in early 1998.

On September 30, 1997, the Company announced the incorporation of ACE Insurance Company Europe Limited ("AICE"), as part of the International Financial Services Centre in Dublin, Ireland. AICE has been granted a license to write all 18 classes of non-life insurance in all member states of the European Union.

2.  Operations

a) Insurance operations

The Company, through ACE Insurance and CODA, writes excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products. At September 30, 1997 approximately 67 percent of the Company's written premiums with respect to these lines of business came from North America with approximately 23 percent coming from the United Kingdom and continental Europe and approximately 10 percent from other countries.

Two insurance brokers produced approximately 59 percent, 42 percent and 59 percent of the Company's insurance business for ACE Insurance and CODA in 1997, 1996 and 1995.

The Company writes excess liability coverage on an occurrence first reported stand alone form to a maximum of $200 million per occurrence and annual aggregate. The minimum attachment point for this excess liability coverage is generally $100 million; however, for certain classes of non-U.S. domiciled insureds the Company allows a minimum attachment point of $50 million. For all new and renewal business, effective on or after December 15, 1994, the Company reduced the maximum limits offered for integrated occurrences from $200 million to $100 million. The Company maintains excess of loss clash reinsurance to protect it from losses arising from a single set of circumstances (occurrence) covered by more than one excess liability insurance policy. The reinsurance provides protection to a maximum of $150 million, and in the aggregate excess of $225 million, for each and every loss occurrence involving three or more insureds. Integrated occurrences are specifically excluded. There have been no reinsurance recoveries to date on this reinsurance. Total clash reinsurance premiums expensed were $5.0 million for fiscal 1997, $7.9 million for fiscal 1996 and $7.8 million in fiscal 1995.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



2.  Operations (Cont'd.)

a) Insurance operations (Cont'd.)

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

The Company's satellite insurance operations offers separate gross limits of up to $50 million per risk for launch insurance, including ascent to orbit and/or initial testing and up to $50 million per risk for in-orbit insurance. The Company has entered into a surplus treaty arrangement which provides for up to $25 million of reinsurance on each risk. Prior to February 1996, the Company offered separate limits of up to $25 million per risk, which was fully retained by the Company.

The Company currently offers aviation insurance with limits of up to $150 million per insured, with no minimum attachment point. The Company reduces its net exposure to approximately $50 million with a dedicated reinsurance program. Classes of business written include aviation product liability, aircraft manufacturer's hull and liability, airport liability, aviation refueling operations and associated aircraft liability risks.

The Company offers global excess property "all risk" insurance, providing limits of up to a maximum of $50 million per occurrence with a minimum attachment point generally of $25 million. Coverage includes such perils as windstorm, earthquake and fire, as well as explosion. Consequential business interruption coverage is also offered. In certain circumstances, the Company uses reinsurance to establish the retained net limit per risk.

The Company's financial lines product group offers specifically designed financial, insurance and reinsurance solutions to address complex risk management problems. The programs offered typically have the following common characteristics: multi-year contract terms, broad coverage that includes stable capacity and pricing for the insured, aggregate policy limits and insured participation in the results of their own loss experience. Each contract is unique because it is tailored to the insurance or reinsurance needs, specific loss history and financial strength of the insured. Premium volume, as well as the number of contracts written, can vary significantly from period to period due to the nature of the contracts being written. Profit margins may vary from contract to contract depending on the amount of underwriting risk and investment risk assumed on each contract. The Company has purchased a multi-year reinsurance contract which protects a number of financial lines inwards programs exposed to natural perils.

In March 1997, the Company, together with two other insurance companies, formed a managing general agency in Bermuda to provide underwriting services to the three organizations for political risk insurance coverage. The new company, Sovereign Risk Insurance Ltd. ("Sovereign") issues subscription policies with the Company assuming 50 percent of each risk underwritten. The Company currently cedes 10 percent of all risks assumed from Sovereign. Sovereign offers limits of up to $50 million per project and $100 million per country.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



2.  Operations (Cont'd.)

b) Reinsurance operations

The Company, through Tempest, underwrites property catastrophe reinsurance on a worldwide basis, emphasizing excess layer coverages, and has large aggregate exposures to man-made and natural disasters. Tempest underwrites principally on an excess of loss basis, with attachment points designed to minimize claims from relatively high frequency and low severity events. For the year ended September 30, 1997, approximately 68 percent of Tempest's written premiums came from the United States, approximately 13 percent came from United Kingdom, 6 percent from Australia and New Zealand and 13 percent from other countries.

Two reinsurance brokers produced approximately 46 percent and 33 percent of Tempest's reinsurance business for the year ended September 30, 1997 and the ten month period ended September 30, 1996.

In April 1997, ACE Insurance signed a quota share treaty reinsurance agreement with the Multilateral Investment Guarantee Agency ("MIGA"), part of the World Bank Group. MIGA provides coverage for foreign investments in developing countries. The agreement allows MIGA to provide private investors and developing countries additional capacity to support developmentally sound investment projects. The coverages offered will be the same as those offered by MIGA's guarantee program, namely, transfer restriction, expropriation, war and civil disturbance and breach of contract. The quota share treaty offers limits of up to $25 million per contract with an aggregate of $100 million per country.

As discussed in note 2(a), the Company's financial lines product group also offers reinsurance products and the Lloyd's syndicates in which the Company participates also participate in certain reinsurance markets (see note 2 (c)).

c) Lloyd's operations

The Company, through corporate subsidiaries, participates in the underwriting of syndicates managed by MUL, ALA and ALU by providing funds at Lloyd's, primarily in the form of a letter of credit, supporting underwriting capacity. The syndicates in which the Company participates underwrite aviation, marine and non-marine risks. For the 1996, 1997 and 1998 years of account, the Company has or will provide funds at Lloyd's to support up to approximately $37 million, $229 million and $485 million, respectively, of underwriting capacity to syndicates managed by MUL, ALA and ALU. Underwriting capacity is the amount of gross premiums that a syndicate at Lloyd's can underwrite in a given year of account. However, a syndicate is not required to fully utilize all of the capacity and it is not unusual for capacity utilization to be significantly lower than 100 percent.

3.  Significant accounting policies

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

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



3.  Significant accounting policies (Cont'd.)

b) Investments

The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Except for "other investments", the Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Realized gains or losses on sales of investments are determined on a first-in, first-out basis and include adjustments to the net realizable value of investments for declines in value that are considered to be other than temporary. Unrealized gains and losses are reported as a separate component of shareholders' equity.

Short-term investments comprise securities due to mature within one year of date of issue.

Other investments comprise investments in entities for which there is no quoted market value. It is not practicable to estimate the fair value of the investments and thus they are carried at original cost.

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

c) Premiums

Premiums are generally recognized as written upon inception of the policy. For multi-year policies written which are payable in annual installments, due to the ability of the insured/reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written at policy inception. The remaining annual premiums are included as written at each successive anniversary date within the multi-year term.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



3.  Significant accounting policies (Cont'd.)

c) Premiums (Cont'd.)

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

e) Losses and loss expenses

A reserve is established for the estimated unpaid losses and loss expenses of the Company under the terms of, and with respect to, its policies and agreements. The methods of determining such estimates and establishing the resulting reserve are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses significantly greater or less than the reserve provided.

f) Goodwill

The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the lesser of the expected life of the related operations acquired or forty years. Amortization of goodwill amounting to $5.1 million and $1.3 million with respect to the Tempest Acquisition is included in administrative expenses in the statements of operations for the years ended September 30, 1997 and 1996, respectively.

g) Translation of foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("FAS 52"). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders' equity. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in current income.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


   3.  Significant accounting policies (Cont'd.)

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

   i) Earnings per share

   Earnings per share are computed using net income divided by the weighted average number of Ordinary Shares outstanding and, if dilutive, shares issuable under outstanding options. There is no material difference between primary and fully diluted earnings per share.

   j) Cash flow information

   Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

   4.  Investments

   a) Fixed maturities

   The fair values and amortized costs of fixed maturities at September 30, 1997 and 1996 are as follows:

                                         1997                      1996
                                -----------------------   -----------------------
                                  Fair       Amortized      Fair       Amortized
                                  Value         Cost        Value         Cost
                                ----------   ----------   ----------   ----------
                                                  (in thousands)
   U.S. Treasury and agency.... $  505,783   $  488,961   $  973,362   $  971,615
   Non-U.S. governments........    158,506      157,206      190,999      191,727
   Corporate securities........  1,283,606    1,255,837      950,532      948,694
   Mortgage-backed securities..  1,342,441    1,324,507    1,274,869    1,282,401
                                ----------   ----------   ----------   ----------
     Fixed maturities.......... $3,290,336   $3,226,511   $3,389,762   $3,394,437
                                ==========   ==========   ==========   ==========

   The gross unrealized gains and losses related to fixed maturities at September 30, 1997 and 1996 are as follows:

                                         1997                       1996
                                ------------------------   ----------------------
                                   Gross         Gross        Gross        Gross
                                Unrealized    Unrealized   Unrealized   Unrealized
                                   Gains        Losses        Gains       Losses
                                ----------   -----------   ----------   ----------
                                                  (in thousands)
   U.S. Treasury and agency.... $   17,769   $     (947)   $   8,254    $   (6,507)
   Non-U.S. governments........      4,003       (2,703)       3,752        (4,480)
   Corporate securities........     29,800       (2,031)      11,271        (9,433)
   Mortgage-backed securities..     21,678       (3,744)      11,251       (18,783)
                                ----------   ----------    ---------    ----------
                                $   73,250   $   (9,425)   $  34,528    $  (39,203)
                                ==========   ==========    =========    ==========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


4.  Investments (Cont'd.)

a) Fixed maturities (Cont'd.)

Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 67 percent of the total mortgage holdings at September 30, 1997 and 72 percent at September 30, 1996 are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMO's (Collaterialized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies. Fixed maturities at September 30, 1997, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.


                                                             Fair    Amortized
                                                            Value       Cost
                                                          ---------- ----------
                                                              (in thousands)
Maturity period
---------------
Less than 1 year......................................... $  181,317 $  180,289
1-5 years................................................    459,568    455,704
5-10 years...............................................    608,143    599,972
Greater than 10 years....................................    698,867    666,039
                                                          ---------- ----------

                                                           1,947,895  1,902,004

Mortgage-backed securities...............................  1,342,441  1,324,507
                                                          ---------- ----------

     Total fixed maturities.............................. $3,290,336 $3,226,511
                                                          ========== ==========

b)  Equity securities

The gross unrealized gains and losses on equity securities at September 30, 1997 and 1996 are as follows:



                                                             1997       1996
                                                           ---------  ---------
                                                               (in thousands)
Equity securities - cost.................................  $ 502,481  $ 257,049
Gross unrealized gains...................................    152,406     81,935
Gross unrealized losses..................................    (19,917)   (15,979)
                                                           ---------  ---------

     Equity securities - fair value....................... $ 634,970  $ 323,005
                                                           =========  =========


                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


4. Investments (Cont'd.)


c) Net realized gains and change in net unrealized appreciation (depreciation) on investments

The analysis of net realized gains on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended September 30, 1997, 1996 and 1995 is as follows:

                                                                                 1997       1996       1995
                                                                               --------   --------   --------
                                                                                       (in thousands)
Fixed maturities
  Gross realized gains.....................................................    $ 83,933   $ 63,416   $ 78,021
  Gross realized losses....................................................     (24,892)   (48,963)   (69,669)
                                                                               --------   --------   --------
                                                                                 59,041     14,453      8,352

Equity securities
  Gross realized gains.....................................................      70,449     39,768     15,371
  Gross realized losses....................................................     (32,379)   (23,985)   (11,763)
                                                                               --------   --------   --------
                                                                                 38,070     15,783      3,608

Currency losses............................................................     (26,204)    (1,685)      (983)
Financial futures and option contracts - net realized gains................      57,075     26,678     39,788
                                                                               --------   --------   --------

    Net realized gains on investments......................................     127,982     55,229     50,765
                                                                               --------   --------   --------

Change in net unrealized appreciation (depreciation) on investments
  Fixed maturities.........................................................      68,500    (56,226)   131,236
  Equity securities........................................................      66,533     22,813     43,143
  Short-term investments...................................................        (120)       --         --
                                                                               --------   --------   --------

    Change in net unrealized appreciation (depreciation) on investments....     134,913    (33,413)   174,379
                                                                               --------   --------   --------

Total net realized gains and change in net unrealized appreciation
  (depreciation) on investments............................................    $262,895   $ 21,816   $225,144
                                                                               ========   ========   ========

d) Net investment income

Net investment income for the years ended September 30, 1997, 1996 and 1995 was derived from the following sources:

                                                                                 1997       1996       1995
                                                                               --------   --------   --------
                                                                                       (in thousands)
Fixed maturities and short-term investments................................    $236,998   $210,517   $184,240
Equity securities..........................................................       6,178      1,480        944
Other investments..........................................................       2,300      1,840      1,736
Other......................................................................       2,304        156        774
                                                                               --------   --------   --------
  Gross investment income..................................................     247,840    213,993    187,694
Investment expenses........................................................      (9,800)    (7,217)    (5,662)
Loan expense...............................................................        (217)      (252)      (336)
Amortization of acquisition liabilities....................................         --         --        (321)
                                                                               --------   --------   --------

  Net investment income....................................................    $237,823   $206,524   $181,375
                                                                               ========   ========   ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


5. Losses and loss expenses

The reserve for unpaid losses and loss expenses represents estimated ultimate losses and loss expenses less paid losses and loss expenses and is comprised of the following at September 30, 1997 and 1996:

                                                                                 1997             1996
                                                                               ----------       ----------
                                                                                     (in thousands)
Case and loss expense reserves.............................................    $  924,221       $  993,671
IBNR loss reserves.........................................................       945,774          842,442
                                                                               ----------       ----------

    Total unpaid losses and loss expenses..................................    $1,869,995       $1,836,113
                                                                               ==========       ==========

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

The reconciliation of unpaid losses and loss expenses for the years ended September 30, 1997, 1996 and 1995 is as follows:

                                                                                  1997         1996         1995
                                                                               ------------------------------------
                                                                                          (in thousands)
Unpaid losses and loss expenses at beginning of year.......................    $1,836,113   $1,437,930   $1,160,392
Unpaid losses and loss expenses assumed in respect of acquired companies...           --        34,735          --
                                                                               ----------   ----------   ----------
    Total..................................................................     1,836,113    1,472,665    1,160,392
                                                                               ----------   ----------   ----------

Losses and loss expenses incurred in respect of losses occurring in:
  Current year.............................................................       435,941      464,824      350,653
  Prior years..............................................................           --           --           --
                                                                               ----------   ----------   ----------
    Total..................................................................       435,941      464,824      350,653
                                                                               ----------   ----------   ----------

Losses and loss expenses paid in respect of losses occurring in:
  Current year.............................................................        52,547       39,567       14,394
  Prior years..............................................................       349,512       61,809       58,721
                                                                               ----------   ----------   ----------
    Total..................................................................       402,059      101,376       73,115
                                                                               ----------   ----------   ----------

    Unpaid losses and loss expenses at end of year.........................    $1,869,995   $1,836,113   $1,437,930
                                                                               ==========   ==========   ==========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


   5. Losses and loss expenses (Cont'd.)

   A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation to a Federal District Court in Alabama.

   On May 15, 1995, the Dow Corning Corporation, a significant defendant, filed for protection under Chapter 11 of the U.S. Bankruptcy Code and claims against Dow Corning remain stayed subject to the Bankruptcy Code.

   On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of a revised individual settlement plan for U.S. claimants with at least one implant from any of those manufacturers ("the Settlement"). In general, under the Settlement, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of claimants electing to opt out from the new plan. Also, in general, the compensation would be fixed and not affected by the number of participants, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all claims.

   By November 13, 1995, the Settlement was approved by the three major defendants. In addition, two other defendants became part of the Settlement, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants.

   On December 22, 1995, the multidistrict litigation judge approved the Settlement and the materials for giving notice to claimants although an appeal concerning the Settlement is pending with the Eleventh Circuit Court of Appeals. Beginning in mid-January, 1996, the three major defendants have each made payments to a court-established fund for use in making payments under the Settlement. The Settlement Claims Office had reported that as of August 29, 1997, it has sent out Notification of Status Letters to 361,377 non-opt-out domestic implant recipients who had registered with the Settlement Claims Office. As of August 31, 1997, approximately $518 million had been distributed under the Settlement to implant recipients of the three major defendants. Certain potential payments to claimants relating to other implants remain suspended because of the pending appeals. The Settlement Claims Office has also reported that approximately 32,500 domestic registrants (out of the 361,377 domestic registrants sent Notification of Status Letters) exercised opt-out rights after receiving their status letters. Previously, approximately 19,000 other domestic implant recipients had exercised opt-out rights in 1994 and/or before receiving status letters.

   At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in conjunction with the lawsuits and information made available from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



5.  Losses and loss expenses (Cont'd.)

The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. During 1997, the Company made payments of approximately $250 million with respect to breast implant claims. These payments were included in previous reserves and are consistent with the Company's belief that its reserves are adequate. Significant uncertainties continue to exist with regard to the ultimate outcome and cost of the Settlement and value of the opt-out claims. While the Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as at September 30, 1997.

6. Reinsurance

The Company purchases reinsurance to manage various exposures including catastrophic risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The Company evaluates the financial condition of its reinsurers through internal reinsurance committees consisting of certain members of senior management. No single reinsurer is a material reinsurer to the Company nor is the Company's business dependent on any reinsurance contract. The statements of operations amounts for net premiums written and net premiums earned are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended September 30, 1997, 1996 and 1995 are as follows:


                          1997        1996        1995
                       ----------  ----------  ----------
                                 (in thousands)
   Premiums written
      Direct.........  $ 611,633    $596,176    $416,040
      Assumed........    131,021      49,624      19,780
      Ceded..........   (102,910)    (43,093)    (11,064)
                       ---------    --------    --------
      Net............  $ 639,744    $602,707    $424,756
                       =========    ========    ========

   Premiums earned
      Direct.........  $ 594,043    $566,293    $425,569
      Assumed........    140,942      51,201      12,024
      Ceded..........    (90,147)    (30,249)     (8,932)
                       ---------    --------    --------
      Net............  $ 644,838    $587,245    $428,661
                       =========    ========    ========


The Company's provision for loss recoveries on reinsurance ceded is not material in each of the years ended September 30, 1997, 1996 and 1995.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



7.  Commitments and contingencies

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

  (i) Foreign currency exposure management

  The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S dollar securities currently held in the portfolio. Approximately $495 million is invested in non-U.S. dollar fixed maturity and equity securities. The forward currency contracts purchased are not specifically identifiable against any single security or group of securities denominated in those currencies and therefore do not qualify as hedges for financial reporting purposes. All contract gains and losses, realized and unrealized, are reflected in the statements of operations. At September 30, 1997, no foreign currency forward or option contract had a maturity of more than six months. The table below summarizes the notional amounts, the current fair values and the unrealized gain or loss of the Company's foreign currency forward and option contracts as at September 30, 1997.


                                          Contractual/Notional                    Unrealized
                                                 Amount          Fair Value     Gains/(Losses)
                                          --------------------   ----------     --------------
                                                               (in thousands)
     Forward contracts..................        $    43             $716            $ 673
     Foreign currency option contracts..         25,130              118             (293)


  The fair value of the forward contracts represents the estimated cost to the Company at September 30, 1997, of obtaining the specified currency to meet the obligation of the contracts. The unrealized gain is a measure of the net exposure to the Company of its use of forward contracts after any netting agreements given current rates of exchange. The fair value of the options represents the market price of the options at September 30, 1997. The unrealized loss represents the difference between the fair value and the premium paid.

  The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. For forward contracts, the counterparties are principally banks which must meet certain criteria according to the Company's investment guidelines.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



7.  Commitments and contingencies (Cont'd.)

    (ii) Duration management and market exposure

    Futures

    A portion of the Company's investment portfolio is managed as a synthetic equity fund, whereby S&P 500 index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. Each index futures contract held by the Company is rolled over quarterly into a new contract with a later maturity, thereby maintaining a constant equity market exposure. The value of this fund was $286 million and $305 million at September 30, 1997 and 1996, respectively.

    Exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

    Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. The contract amounts of $380 million and $478 million reflect the net extent of involvement the Company had in these financial instruments at September 30, 1997 and 1996, respectively.

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

    For long option positions, the maximum loss is the premium paid for the option. To minimize the risk of non-performance, all brokers and dealers used as counterparties must be approved. Additional performance assurance is required where deemed necessary. The maximum credit exposure is represented by the fair value of the options held. For short option positions, the potential loss is the same as having taken a position in the underlying security. Short call options are backed in the portfolio with the underlying, or highly correlated, securities and short put options are to be backed by uncommitted cash for the in-the-money portion. Summarized below are the notional amounts, the current fair values and the unrealized gains of the options in the portfolio as at September 30, 1997.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



7.  Commitments and contingencies (Cont'd.)

                         Contractual/Notional                   Unrealized
                                Amount           Fair Value       Gains
                         ---------------------   -----------    ----------
                                               (in thousands)

      Options held.....        $ 374,000            $ 178          $ 88
      Options written..         (742,400)            (222)          579

    The fair value of the options represents the market price of the options at September 30, 1997. The unrealized gain represents the difference between the fair value and the premium paid (received). The notional amounts summarized in the above tables are not representative of amounts exchanged by parties and, therefore, do not measure the exposure to the Company of its use of derivatives.

b) Concentrations of credit risk

The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. All fixed maturity securities held must have an investment grade rating. The Company believes that there are no significant concentrations of credit risk associated with its investments.

c) Letters of credit

With effect from November 1996, the Company has a five year, secured letter of credit, up to (Pounds)75 million (approximately $113 million) which is primarily used to provide funds at Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates (see note 9).

Tempest is not an admitted reinsurer in the United States. Accordingly, the terms of certain reinsurance contracts require Tempest to provide letters of credit ("LOCs") to Tempest's clients in respect of reported claims. Tempest has a facility for the issuance of LOCs of up to $20 million. At September 30, 1997, LOCs outstanding amounted to $6.9 million. Investments with a market value of $8.0 million were pledged as collateral for these LOCs.

d) Lease commitments

The Company rents office space in The ACE Building in Hamilton, Bermuda under a lease which expires in 2000, with one five year renewal option. The ACE Building is 40 percent owned by the Company through a joint venture agreement. During 1994, the Company financed the cost of an addition to The ACE Building and entered into a supplemental lease for the additional space for 14 years effective October 1, 1994. The cost of the addition is being amortized as rent expense over the period of the lease. Tempest also leases office space in Hamilton, Bermuda under a non-cancelable lease expiring in 1998 with a three year renewal option. Methuen currently leases office space in London, England under a lease that expires in 2012. Methuen also leases an office in the 1986 Lloyd's Building in London, under a lease that expires in 2001. ACE London also leases office space in London, England for its principal offices, under two leases that expire in 2008. Total rent expense was approximately $4.7 million in 1997, $2.3 million in 1996 and $1.5 million in 1995. Subsequent to year end, the Company consolidated the operations of Methuen and ACE London into one location in London, England. The lease for this office space expires in 2012. As a result of this consolidation, Methuen and ACE London will vacate their existing premises and will either sublet the premises or surrender the leases. Future minimum rental commitments under the leases, assuming the vacated premises are sublet, are expected to be approximately $6.5 million per annum.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


8.  Shareholders' equity

a)  Shares issued and outstanding

Following is a table of changes in Ordinary Shares issued and outstanding for fiscal 1997, 1996 and 1995:

                                                           Ordinary
                                                            Shares
                                                          -----------
   Balance at September 30, 1994........................  47,423,976
      Repurchase of shares..............................  (1,332,300)
      Exercise of stock options.........................      19,509
                                                          ----------
   Balance at September 30, 1995........................  46,111,185
      Shares issued in Tempest acquisition..............  13,333,247
        Repurchase of shares............................  (1,268,600)
      Exercise of stock options.........................       1,000
      Cancellation of non-vested restricted stock.......      (6,077)
                                                          ----------
   Balance at September 30, 1996........................  58,170,755
      Shares issued under Employee Stock Purchase Plan..       9,801
      Shares issued under SAR Plan......................      61,364
      Repurchase of shares..............................  (3,031,000)
      Exercise of stock options.........................      84,798
      Cancellation of non-vested restricted stock.......      (2,500)
                                                          ----------
   Balance at September 30, 1997........................  55,293,218
                                                          ==========

b)  Share repurchases

The Board of Directors has authorized the repurchase from time to time of the Company's Ordinary Shares in open market and private purchase transactions. During 1997, the Company repurchased 3,031,000 Ordinary Shares under share repurchase programs for an aggregate cost of $182.6 million. On May 9, 1997, the Board of Directors terminated the then existing share repurchase programs and authorized a new program for up to $300.0 million of the Company's Ordinary Shares. As at September 30, 1997, approximately $268.0 million of the current Board authorization had not been utilized. During 1996 the Company repurchased 1,268,000 Ordinary Shares under share repurchase programs for an aggregate cost of $58.0 million, and during 1995 1,332,300 Ordinary Shares were repurchased by the Company for a total cost of $33.5 million.

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

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


8.  Shareholders' equity (Cont'd.)

d) Dividends declared

Dividends declared amounted to $0.80, $0.64 and $0.50 per Ordinary Share for fiscal 1997, 1996 and 1995, respectively.

e)   Options

     (i) Options outstanding

     Following is a table of changes in options outstanding for 1997, 1996 and 1995:

                                                           Year     Average   Options for
                                                            of      Exercise    Ordinary
                                                        Expiration   Price       Shares
                                                        ----------  --------  ------------
      Balance at September 30, 1994...................                            184,009
        Options granted...............................      2005      $24.19      536,000
        Options exercised.............................      1995      $ 8.59      (19,509)
        Options forfeited.............................   2003-2005    $26.83      (15,000)
                                                                                ---------

      Balance at September 30, 1995...................                            685,500
        Options granted...............................   2004-2005    $37.41      409,200
        Options issued to holders of Tempest options..   2004-2005    $23.69      446,089
        Options exercised.............................      2003      $27.50       (1,000)
        Options forfeited.............................   2003-2004    $25.64      (35,000)
                                                                                ---------

      Balance at September 30, 1996...................                          1,504,789
        Options granted...............................   2006-2007    $59.23      743,850
        Options issued under SAR Plan.................   2002-2003    $64.00      316,800
        Options exercised.............................   2003-2004    $27.99      (84,798)
        Options forfeited.............................   2003-2007    $30.28     (102,500)
                                                                                ---------

      Balance at September 30, 1997...................                          2,378,141
                                                                                =========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


8.  Shareholders' equity (Cont'd.)

e)  Options (Cont'd.)

      (ii) FAS 123 pro forma disclosures

      In October 1995, FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 establishes accounting and reporting standards for stock-based employee compensation plans which include stock option and stock purchase plans. FAS 123 provides employers a choice: adopt FAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), while also providing the disclosure required under FAS 123. The Company continues to account for stock-based compensation plans under APB 25. Had the compensation cost for this plan been determined in accordance with the fair value method recommended in FAS 123, the Company's net income and earnings per share would have been $454.2 million or $7.90 per share for 1997 and $289.0 million or $5.80 per share for 1996.

      The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: dividend yield of 1.45 percent and 1.46 percent; expected volatility 26.2 percent and 22.5 percent; risk free interest rate of 5.92 percent and 5.67 percent; and an expected life of 3.5 years and 4.8 years.

9.  Line of credit

With effect from November 1996, the Company has a $50 million committed unsecured line of credit provided by a syndicate of banks, led by Morgan Guaranty Trust Company of New York ("Morgan"). The line of credit agreement requires the Company to maintain consolidated tangible net worth of not less than $1.25 billion. This same syndicate of banks have also provided a secured letter of credit (see note 7(c)). Prior to November 15, 1996 the Company had a committed line of credit provided by a syndicate of banks, led by Morgan which provided for unsecured borrowings up to an aggregate amount of $150 million.

10. Employee benefit plans

a)  Pension plans

The Company has defined contribution pension plans for its Bermuda-based employees, which are non-contributory and cover all full-time employees. Contributions are based on a percentage of eligible compensation. Pension costs amounted to $2,244,000, $1,741,000, and $1,206,000 for 1997, 1996 and 1995,
respectively.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


10.  Employee benefit plans  (Cont'd.)

b)   Options and Stock Appreciation Rights

In February 1996, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan (the "Incentive Plan") which incorporates stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 2,300,000 Ordinary Shares of the Company available for award under this Incentive Plan. This Incentive Plan superseded and replaced the existing Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan ("SAR Plan") and a Stock Option Plan ("Option Plan") which will continue to run off. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plan, generally, options expire ten years after the award date and vest in equal portions over three years. During 1997, 743,850 options were issued under the Incentive Plan. In addition, 316,800 options were issued under the SAR Plan. During 1996, 409,200 options were issued under the Incentive Plan and 446,089 options were issued with respect to the Tempest acquisition (see note 8 (e)).

Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. During 1995, 236,000 options were granted (see note 8(e)).

Of the outstanding options at September 30, 1997, 880,443 were vested. In addition to the Option Plan, the Company entered into an Option and Restricted Share Agreement and Plan in connection with the employment of its Chairman, President and Chief Executive Officer whereby, during the year ended September 30, 1995, he was awarded 300,000 stock options at an exercise price of $22.63 which may be exercised for Ordinary Shares. These options expire ten years after the award date and vest at various dates up to September 30, 1999. The Chairman also received 100,000 restricted stock under this agreement (see note 10(d)).

With respect to the SAR plan, certain stock appreciation rights were forfeited in return for cash during the year. All remaining stock appreciation rights were exercised in return for options and cash and/or shares of the Company under the terms of the Replacement Plan. Total expenses incurred during 1997 relating to the SAR plan, including those incurred under the Replacement Plan, amounted to $5,500,000. In 1996 and 1995, compensation expense of $6,023,000 and $2,465,000 was recorded, respectively. The SAR Plan entitled participants the right to receive cash equal to the appreciation in value, as provided for in the plan, of the rights represented by the grant. Rights vested over a period of up to six years from the date of grant. Participants were entitled to receive cash payments equal to the amount of dividends paid on an equivalent number of shares. Compensation expense was accrued and recorded based on the change in the value of the stock appreciation rights during the year and the applicable vesting period.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


10.  Employee benefit plans (Cont'd.)

c)   Employee Stock Purchase Plan

In February 1996, shareholders of the Company approved the ACE Limited Employee Stock Purchase Plan. Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the closing market price of the Company's shares on the last day of each subscription period. Subscription periods run for six months. With respect to the year ending September 30, 1997, 9,801 shares were subscribed for, resulting in an expense of $74,000 to the Company.

d)  Restricted stock awards

During 1997, 49,725 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 1999. In addition, 5,028 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the 1995 Outside Directors Plan ("the Plan"). These shares vest in February 1998. Also during 1997, 2,500 restricted Ordinary Shares were forfeited due to resignations by officers of the Company and its subsidiaries.

During 1996, 9,000 restricted Ordinary Shares were awarded to an officer of the Company. These shares vest at various dates up to July 1999. Also, during 1996, 6,734 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the Plan. These shares vested in February 1997. All non-vested restricted Ordinary Shares issued to directors prior to approval of the Plan in February 1996 were canceled upon approval of the Plan. Subsequently, two directors resigned resulting in the forfeiture of their restricted Ordinary Shares awards. During 1995, 102,400 restricted Ordinary Shares were awarded principally to the Chairman and four directors of the Company. The Chairman's award vests at various dates up to September 30, 1999. All restricted stock awards contain restrictions relating to, among other things, transferability and forfeiture under certain circumstances.

At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period.

11.  Related party transactions

Included in net premiums written are amounts related to policies held by shareholders of the Company of approximately $17 million, $31 million and $43 million for 1997, 1996 and 1995, respectively.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)


12.  Taxation

Under current Cayman Islands law, the Company is not required to pay any taxes on its income or capital gains. The Company has received an undertaking that, in the event of any taxes being imposed, the Company will be exempted from taxation in the Cayman Islands until the year 2013.

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes on its income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

Income from the Company's operations at Lloyd's are subject to United Kingdom corporation taxes.


13.  Statutory financial data

Under the Bermuda Insurance Act 1978, (as amended by the Insurance Amendment Act
1995) and Related Regulations the Company's Bermuda-based insurance and reinsurance subsidiaries ("the Bermuda subsidiaries") are required to file an annual Statutory Financial Return and Statutory Financial Statements and to maintain certain measures of solvency and liquidity during each year. Statutory capital and surplus of the Bermuda subsidiaries was $2,265 million, $1,885 million and $1,327 million at September 30, 1997, 1996 and 1995 and statutory net income was $489 million, $301 million and $249 million for 1997, 1996 and 1995, respectively. Statutory capital and surplus and statutory net income include the results of Tempest from July 1, 1996, the date of acquisition by the Company. The principal difference between statutory capital and surplus and statutory net income of the Bermuda subsidiaries and shareholders' equity and net income as reported in conformity with GAAP relates to deferred acquisition costs of the subsidiaries, goodwill and assets and financial activity of the parent company.

There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd.)



14.  Condensed unaudited quarterly financial data

                                                          First     Second      Third     Fourth
                                                         Quarter    Quarter    Quarter   Quarter
                                                         -------    -------    -------   -------
                                                          (in thousands, except per share data)

1997
     Net premiums earned.........................        $164,400  $158,641   $163,605   $158,192
     Net investment income.......................          59,738    58,094     59,545     60,446
     Net realized gains (losses) on investments..          41,723    (2,339)    45,786     42,812
                                                         --------  --------   --------   --------

          Total revenues.........................        $265,861  $214,396   $268,936   $261,450
                                                         ========  ========   ========   ========

     Losses and loss expenses....................        $110,150  $105,290   $111,380   $109,121
                                                         ========  ========   ========   ========

     Net income..................................        $125,741  $ 77,949   $130,038   $127,626
                                                         ========  ========   ========   ========

     Earnings per share..........................           $2.14     $1.34      $2.30      $2.26
                                                         ========  ========   ========   ========


                                                          First     Second     Third      Fourth
                                                         Quarter   Quarter    Quarter    Quarter
                                                         -------   -------    -------    -------
                                                          (in thousands, except per share data)

1996
     Net premiums earned.........................        $115,984  $146,393   $145,897   $178,971
     Net investment income.......................          47,126    48,312     50,641     60,445
     Net realized gains (losses) on investments..          44,602     5,261     (1,633)     6,999
                                                         --------  --------   --------   --------

          Total revenues.........................        $207,712  $199,966   $194,905   $246,415
                                                         ========  ========   ========   ========

     Losses and loss expenses....................        $ 92,924  $121,076   $120,438   $130,386
                                                         ========  ========   ========   ========

     Net income..................................        $ 93,536  $ 56,803   $ 52,476   $ 86,918
                                                         ========  ========   ========   ========

     Earnings per share..........................           $2.02     $1.22      $1.13      $1.46
                                                         ========  ========   ========   ========

15. Condensed unaudited pro forma financial information relating to Tempest Acquisition

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

                                                           1996        1995
                                                           ----        ----
                                                        (in thousands, except
                                                           per share data)
Pro forma:


     Net premiums earned..............................   $671,320    $580,850
     Investment income................................    225,331     213,068
     Net  income......................................    373,755     360,776
     Earnings per share...............................   $   6.23    $   5.96