Form 10-K, Exhibit 13
period 1998-09-30
ACE LTD
filed 1998-12-18
CIK 896159

                            Selected Financial Data

The following table sets forth selected consolidated financial data of the Company as of and for each of the years in the five year period ended September 30, 1998. These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Results and Operations and Financial Condition" presented on pages 39 to 74 and 18 to 38 respectively, of this annual report. On July 9, 1998, the Company completed the acquisition of Tarquin Limited which was accounted for on a pooling-of-interests basis. All prior financial information presented has been restated to include the results of operations and financial position of the combined entities. On March 2, 1998, the Company effected a three-for-one split of the Company's Ordinary Shares. All share and per share data has been adjusted, where necessary, to reflect the stock split.

                                                                                        For the years ended September 30
                                            1998           1997             1996              1995              1994
                                                  (in thousands except share and per share data and selected other data)
                Operations data:
            Net premiums written        $   880,973    $    780,773     $    781,884     $     644,880     $     385,926
================================        ================================================================================
             Net premiums earned            894,303         805,372          755,840           473,133           391,117
           Net investment income            324,254         252,440          213,701           184,041           142,677
Net realized gain on investments            188,385         127,702           56,229            50,765             3,717
        Losses and loss expenses/1/         616,892         486,140          620,277           366,322           620,556
               Acquisition costs
     and administration expenses            271,566         153,486          138,343            81,976            63,459
        Amortization of goodwill             12,834           7,325            1,507              (437)             (826)
                Interest expense             25,459          11,667           10,481             6,036                --
                    Income taxes             20,040          25,181           26,543             7,673                --
--------------------------------        --------------------------------------------------------------------------------
               Net income (loss)/1/     $   660,151    $    602,728     $    327,619     $     247,360     $     (45,678)
================================        ================================================================================
       Earnings (loss) per share/1/     $      2.96    $       2.69     $       2.00     $        1.59     $       (0.32)
================================        ================================================================================
         Weighted average shares
             outstanding-diluted         69,281,176     186,809,023      163,768,894       155,505,028       144,607,635
        Cash dividends per share              $0.34           $0.27            $0.21             $0.17             $0.14

              Balance sheet data
             (at end of period):
      Total investments and cash        $ 6,201,074    $  4,787,916     $  4,342,791     $   3,225,786     $   2,538,321
                    Total assets          8,788,753       5,647,596        5,077,780         3,514,946         2,632,361
               Net unpaid losses
               and loss expenses/1/       2,678,341       2,006,873        1,892,302         1,452,299         1,160,392
      Total shareholders' equity/1/       3,714,270       2,785,155        2,367,063         1,524,123         1,088,745
            Book value per share/1/     $     19.19    $      15.46     $      12.53      $       9.98     $        7.65
        Fully diluted book value
                       per share/1/     $     19.14    $      15.40     $      12.46      $       9.96     $        7.65

Selected other data:           1998      1997      1996       1995        1994
Loss and loss expense ratio/1/ 57.8%     60.4%      58.8%     77.4%      133.1%
Underwriting and
 administrative expense ratio  30.4%     19.0%      18.3%     17.2%       16.0%
Combined ratio/1/              88.2%     79.4%      87.1%     94.6%      149.1%
Loss reserves to capital
 and surplus ratio/2/          72.1%     72.1%      79.9%     95.3%      106.6%
Ratio of net premiums written
 to capital and surplus       0.24:1    0.28:1     0.33:1    0.36:1      0.35:1

/1/At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million (see "Management's Discussion and Analysis--Breast Implant Litigaton").

/2/The earnings per share amounts prior to 1998 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 48.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                 ---------------------------------------------


The following is a discussion of the Company's financial condition, results of operations, liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, presented on pages 39 to 74 of this annual report.

On March 2, 1998, the Company effected a three-for-one split of the Company's Ordinary Shares. All share and per share data has been adjusted, where necessary, to reflect the stock split.

General

ACE Limited ("ACE") is a holding company which, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Bermuda"), Corporate Officers & Directors Assurance Ltd. ("CODA"), Tempest Reinsurance Company Limited ("Tempest Re") and CAT Limited ("CAT") and its Dublin, Ireland based subsidiaries, ACE Bermuda Company Europe Limited and ACE Reinsurance Company Europe Limited provides a broad range of insurance and reinsurance products to a diverse group of international clients. Through its U.S. based subsidiary, ACE USA, Inc. (formerly Westchester Speciality Group, Inc.) ("ACE USA"), the Company provides insurance products to a broad range of clients in the United States. In addition, since 1996 the Company has provided funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies which are indirect wholly owned subsidiaries of ACE. Underwriting capacity is the maximum amount of gross premiums that a syndicate at Lloyd's can underwrite in a given year of account. Unless the context otherwise indicates, the term "Company" refers to one or more of ACE and its consolidated subsidiaries. The operations of the Company in the Lloyd's market are collectively referred to herein as "ACE Global Markets".

On January 2, 1998, the Company completed the acquisition of ACE USA, through its newly-created U.S. holding company, ACE US Holdings, Inc. ("ACE US"). Under the terms of the acquisition agreement, the Company purchased all of the outstanding capital stock of ACE USA for aggregate cash consideration of $338 million. In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to their loss reserves for the 1996 and prior accident years (see "Liquidity and Capital Resources"). ACE USA, through its insurance subsidiaries, provides commercial property, umbrella liability, specialty program business, warranty, errors and omissions, directors and officers liability coverages as well as a captive management reinsurance facility.

On March 11, 1998, the Company announced the formation of a joint venture, ACE Capital Re Limited, with Capital Re Corporation ("Capital Re"). ACE Capital Re Limited, a Bermuda-domiciled insurance company, writes both traditional and custom-designed programs covering financial guaranty, mortgage guaranty and a broad range of financial risks. Operations are underwritten and managed in Bermuda by a joint venture managing agency, ACE Capital Re Managers Ltd. The Company and Capital Re each have a 50 percent economic interest in ACE Capital Re Limited and ACE Capital Re Managers Ltd.

On April 1, 1998, the Company completed the acquisition of CAT Limited ("CAT"), a privately held, Bermuda-based property catastrophe reinsurer. Under the terms of the acquisition agreement, the Company purchased all of the outstanding capital stock of CAT, for cash consideration of approximately $641 million. CAT is being integrated with ACE's existing property catastrophe subsidiary, Tempest Re, and going forward the combined property catastrophe reinsurance operations will operate under the Tempest Re name.

On July 9, 1998, the Company completed the acquisition of Tarquin Limited ("Tarquin"), a UK-based holding company which owns Lloyd's managing agency Charman Underwriting Agencies Ltd. ("Charman") and Tarquin Underwriting
Limited, its corporate capital provider. The Charman managed syndicates, 488 and 2488, are leading international underwriters of short-tail marine, aviation, political risk and specialty property-casualty insurance and reinsurance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company regularly evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

Safe Harbor Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to insurance regulation or taxation in additional jurisdictions), (ii) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates, (iii) the legal environment, (iv) the uncertainties of the reserving process, (v) loss of the services of any of the Company's executive officers, (vi) changing rates of inflation and other economic conditions, (vii) losses due to foreign currency exchange rate fluctuations, (viii) ability to collect reinsurance recoverables, (ix) the competitive environment in which the Company operates, (x) the impact of mergers and acquisitions, (xi) the impact of Year 2000 related issues, (xii) developments in global financial markets which could affect the Company's investment portfolio, and (xiii) risks associated with the introduction of new products and services. The words "believe", "anticipate", "project", "plan", "expect", "intend", "will likely result" or "will continue" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Results of Operations - Years ended September 30, 1998, 1997 and 1996

As previously noted, the Company completed the acquisition of Tarquin on July 9, 1998. This acquisition has been accounted for as a pooling-of-interests and thus, information for all years presented has been restated to reflect the results of the combined companies. Included in the results of fiscal 1998, 1997 and 1996 are certain non-recurring and transaction related expenses (hereinafter referred to as the "non-recurring expenses") amounting to $46.6 million, $6.1 million and $5.0 million, respectively. These expenses include interest expense and payments to employees as well as transaction costs including legal, accounting and investment banking fees.

   Net Income


                                                                                       1998              1997               1996
                                                                                                     (IN MILLIONS)
Income excluding net realized gains on investments and non-recurring
expenses....................................................................            $418.4            $381.1             $277.4
Non-recurring expenses (net of income taxes)................................             (46.6)             (6.1)              (5.0)
Net realized gains on investments...........................................             188.4             127.7               55.2
                                                                                        ------            ------             ------
Net income..................................................................            $560.2            $502.7             $327.6
                                                                                        ======            ======             ======


For the year ended September 30, 1998, income excluding net realized gains on investments and non-recurring expenses increased by $37.3 million or 9.8 percent, compared with fiscal 1997. This increase is predominantly the result of the inclusion of the results of ACE USA following its acquisition on January 2, 1998 and the inclusion of the results of CAT following its acquisition on April 1, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

During 1997, the Company experienced strong growth in income from insurance operations and net investment income. The increase was partially offset by an increase in general and administrative expenses. In fiscal 1997, Tempest Re contributed $119.8 million to income excluding net realized gains on investments and non-recurring expenses compared to $23.8 million for 1996. A full year of operations for Tempest Re is included in the results for fiscal 1997 versus one quarter of operations in 1996 as Tempest Re was purchased on July 1, 1996.

Premiums

                                                Percentage           Percentage
                                       1998       Change      1997     Change      1996
                                    --------      ------     ------    -------    -------
                                                        (In millions)
Gross premiums written:
  ACE Bermuda (including CODA)      $  521.6      (0.3)%     $523.2    (10.0)%     $581.6
  ACE Global Markets                   436.3      37.9        316.5     29.9        243.6
  Tempest Re (including CAT)           124.1       3.8        119.6    243.7         34.8
  ACE USA                              160.2         -            -        -            -
                                    --------                 ------                ------
                                    $1,242.2      29.5%      $959.3     12.0%      $860.0
                                    ========                 ======                ======
Net premiums written:
  ACE Bermuda (including CODA)      $  396.9     (11.3)%     $447.6    (17.6)%     $543.2
  ACE Global Markets                   312.0      37.6        226.8     11.2        203.9
  Tempest Re (including CAT)            93.6     (18.8)       115.3    231.3         34.8
  ACE USA                               78.5        -             -         -           -
                                    --------                 ------                ------
                                    $  881.0      11.6%      $789.7      1.0%      $781.9
                                    ========                 ======                ======
Net premiums earned:
  ACE Bermuda (including CODA)      $  393.5     (17.0)%     $474.3    (11.9)%     $538.1
  ACE Global Markets                   278.3      34.4        207.1     13.8        182.0
  Tempest Re (including CAT)           151.7      22.4        123.9    247.1         35.7
  ACE USA                               70.8         -            -        -           -
                                    --------                 ------                ------
                                    $  894.3      11.1%      $805.3      6.6%      $755.8
                                    ========                 ======                ======

During 1998 and 1997, most insurance markets faced significant competitive pressures as a result of relatively low loss activity and excess capital in these markets. This has resulted in continuing price pressure in most insurance and reinsurance lines. However, the Company's ability to make strategic acquisitions, increase its participation on the syndicates in Lloyd's managed by the Company, develop new and expand existing product lines and maintain a high level of policy renewals on existing business, while maintaining its focus on underwriting and pricing discipline, has resulted in increases in gross and net premiums written and net premiums earned for the years ended September 30, 1998 and 1997.

During 1998, gross premiums written increased to $1,242.2 million compared with $959.3 million in 1997, an increase of $282.9 million. The growth in gross premiums written is mainly a result of the inclusion of nine months of premiums from ACE USA and six months of premiums from CAT, following their acquisitions on January 2, 1998 and April 1, 1998, respectively. The growth is also due to the increased participation in the Lloyd's syndicates managed by the Company.

As previously noted, the Company continues to face competitive pressures in most of the markets in which it operates. Gross premiums written by ACE Bermuda decreased by $1.6 million compared with 1997. Within ACE Bermuda, increased premium volume resulted from new business in financial lines, increased activity in the satellite line and contributions from the joint ventures in which ACE Bermuda participates. These increases were offset by continuing declines in the excess liability and directors and officers lines of business. The decline in excess liability premiums is mainly the result of the non-renewal of several accounts due to soft market conditions and reduced premiums from pricing changes. Increases in attachment points and decreases in limits provided have resulted in decreased premiums but have led to a reduction in the Company's exposure and an improved risk profile. The decline in the directors and officers gross premiums is primarily a result of the continuing competitive pressures in this market.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Market conditions remain very competitive in the property catastrophe reinsurance business as rates continue to decline in the absence of major loss activity over the last several years. Tempest Re and CAT experienced continuing price pressures during the year (although CAT was not acquired until April 1, 1998), including their January 1998 renewals which is their largest renewal period. Tempest Re did not renew several of its accounts due to inadequate pricing. While the combined Tempest Re and CAT operations recorded gross premiums written of $124.1 million compared to $119.6 million for Tempest Re alone in 1997, each company on an individual basis showed declines in gross written premiums compared to the 1997 year.

ACE Global Markets continues to experience competitive conditions in the Lloyd's market where rates continue to soften in most lines of business. This has affected the writing of new business. In addition, the Company managed syndicates have declined certain renewal business where prices or policy terms were not considered adequate. However, as already noted, the Company's gross premiums written have increased this year as a result of the Company's increased participation in these syndicates.

ACE USA has also been impacted by significant competitive market forces during the year. During this period, ACE USA has focused on maintaining its underwriting and pricing discipline as well as developing its new product divisions which were introduced during the year.

The Company expects that the current competitive market conditions will continue and does not believe that recent loss activity in certain markets in which the Company operates will significantly affect insurance and reinsurance prices in the near term.

Gross premiums written increased by $99.3 million to $959.3 million in 1997 from $860.0 million in 1996. The growth in gross premiums written is primarily attributable to the inclusion of a full year of premiums for Tempest Re and the increased participation in the Lloyd's syndicates managed by the Company. As Tempest Re was purchased on July 1, 1996, the 1996 comparative only includes three months of Tempest Re premiums. Tempest Re's gross premiums written for 1997 are down by approximately 17 percent compared to their full year 1996 premiums primarily due to rate reductions, increasing attachment points and some cancellations due to pricing. The Company's portion of gross premiums written by the Lloyd's syndicates in which the Company participates increased as a result of the Company's increased participation in these syndicates. Satellite, aviation, excess property and financial lines also contributed to the increase. These increases in gross premiums written were offset by declines in excess liability and directors and officers liability gross premiums written. The decline in excess liability premiums is mainly the result of continuing competitive pressures in that market which have adversely affected the pricing of the excess liability business. This market pressure has caused ACE Bermuda, in certain instances, to increase its average attachment points, lower its average policy limits or decline business, which has had the effect of reducing the Company's exposure and improving its risk profile. Directors and officers liability premiums declined as a result of continuing competitive conditions.

Net premiums written increased by $91.3 million to $881.0 million in 1998 compared with $789.7 million in 1997. This increase, as with the increase in gross premiums written, is the result of increases in the Company's participation in the Lloyd's syndicates managed by ACE Global Markets as well as the contributions of ACE USA and CAT during the year. Net premiums written in ACE Bermuda decreased from $447.6 million in 1997 to $396.9 million in 1998. This decline is primarily the result of continuing declines in directors and officers liability and excess liability premiums, as described above in the discussion of gross premiums written, offset somewhat by growth in net premiums written from the satellite and financial lines divisions and in the joint ventures business written by ACE Bermuda.

Net premiums written were also affected by an increase in the use of reinsurance during 1998, predominantly in ACE Bermuda. In particular, during the second quarter, the excess liability division of ACE Bermuda purchased a 25 percent quota share reinsurance treaty and also put in place an excess of loss treaty that limits the retained risk on a single occurrence to $100 million. In addition, during 1998, the satellite division of ACE Bermuda and Tempest Re each purchased additional reinsurance to cover catastrophic events.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Net premiums written increased in 1997 to $789.7 million compared to $781.9 million for 1996. The inclusion of a full year of net premiums written for Tempest Re, the increased participation in the Lloyd's syndicates managed by the Company and growth in excess property premiums contributed to the increase in net premiums written. These increases were partially offset by declines in excess liability and directors and officers liability premiums as discussed above.

A portion of the decline in net premiums written is also the result of the Company's use of reinsurance for the satellite and financial lines product lines in 1997. Net premiums written for Tempest Re were also reduced as a result of the purchase of a modest amount of retrocessional cover during 1997.

For the year ended September 30, 1998, net premiums earned increased by $89.0 million to $894.3 million compared with $805.3 million last year, an increase of
11.1 percent. This increase was a result of the contributions from ACE USA and CAT during the year following their acquisitions as well as an increase in net premiums earned resulting from the Company's participation in the Lloyd's syndicates under management. This increase was partially offset by declines in net premiums earned in ACE Bermuda as a result of declines in net premiums written.

For 1997, net premiums earned increased by $49.5 million to $805.3 million from $755.8 million in 1996. The growth in net premiums earned was primarily the result of the inclusion of a full year of premiums earned for Tempest Re in 1997 compared to three months in 1996 and the Company's increased participation in the Lloyd's syndicates managed by the Company. At ACE Bermuda, aviation, excess property and financial lines also experienced growth during the year. These increases were offset by declines in excess liability, directors and officers liability and satellite premiums earned.

   Net Investment Income

-------------------------------------------------------------------------------------------------------
                                                 Percentage                       Percentage
                                       1998        Change           1997            Change        1996
                                                                (in millions)
Net investment income.............    $324.3       27.9%           $253.4           18.6%        $213.7
                                    ===================================================================
-------------------------------------------------------------------------------------------------------


Net investment income increased by $70.9 million or 27.9 percent in 1998 compared with 1997. This increase is primarily due to an increase in the investable asset base resulting from the inclusion of the ACE USA and CAT portfolios in the current year as well as positive cash flows from operations and the reinvestment of funds generated by the portfolio. Consistent with the overall decline in U.S. interest rates during the year, the average yield earned on the investment portfolio in 1998 was down when compared with the yield generated in 1997.

The average yield earned on the investment portfolio in 1997 was down slightly compared to the yield generated in 1996. This is largely due to the fact that during the first quarter of fiscal 1997 the Company increased the equity exposure of the externally managed investment portfolio to 20 percent from 15 percent. The remainder of the portfolio is comprised of fixed maturity securities. Despite the decreases in yield, net investment income increased by $39.7 million in 1997 compared to 1996 primarily as a result of a larger investable asset base. The increase in the investable asset base in 1997 and 1996 was due to positive cash flows from insurance operations, the reinvestment of funds generated by the portfolio and the fact that the consolidated investment portfolio included the Tempest Re portfolio for the entire period of fiscal 1997 and for three months during fiscal 1996.

   Net Realized Gains (Losses) on Investments

--------------------------------------------------------------------------------------------
                                                           1998          1997          1996
                                                                     (in millions)
Fixed maturities and short-term investments...........    $ 58.3        $ 58.7         $14.4
Equity securities.....................................     168.5          38.1          15.8
Financial futures and option contracts................      (9.3)         57.1          26.7
Currency..............................................     (29.1)        (26.2)         (1.7)
                                                          ------        ------         -----
                                                          $188.4        $127.7         $55.2
                                                          ======        ======         =====
--------------------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           --------------------------------------------------------

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

The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar holdings. The contracts used are not designated as specific hedges and therefore, realized and unrealized gains and losses recognized on these contracts are recorded as a component of net realized gains (losses) on investments in the period in which the fluctuations occur, together with net foreign currency gains and losses recognized when non-U.S. dollar securities are sold (for further discussion see "Market Sensitive Instruments and Risk Management").

Sales proceeds for fixed maturity securities were generally higher than their amortized costs during 1998 and 1997 which resulted in net realized gains on sale of fixed maturities and short-term investments of $58.3 million in 1998 and $58.7 million in 1997.

The liquidation of two domestic stock portfolios and the sale of a portion of the non-U.S. dollar equity securities held during the year, contributed significantly to net realized gains on sales of equity securities of $168.5 million in fiscal 1998. This compares with net realized gains on sales of equity securities of $38.1 million in 1997 and $15.8 million in 1996.

Realized gains or losses on financial futures and option contracts are generated from U.S. Treasury futures contracts and from equity index futures contracts held in the synthetic equity fund. Gains and losses on these instruments are closely linked to fluctuations in the U.S. Treasury and equity markets and therefore, realized gains would be expected during periods of broad market improvements while losses are realized during periods of market declines. Net realized losses in financial futures and option contracts of $9.3 million in 1998 arose from net movements on fixed income and equity index futures contracts held during the year. Net realized gains on financial futures and option contracts of $57.1 million recorded in 1997 were primarily generated by the equity index futures contracts held, as a result of the rise in the S&P 500 Stock Index of nearly 40 percent during the fiscal year. The realized gains of $26.7 million in 1996 were generated from U.S. Treasury futures contracts and from the equity index futures contracts held in the synthetic equity fund as a result of broad market improvements during the year.

Currency losses were $29.1 million in 1998 compared with currency losses of $26.2 million in 1997 and losses of $1.7 million for 1996. Currency markets generally suffered declines against the U.S. dollar during 1998 and 1997. During 1998, the Company eliminated its 5 percent strategic allocation to non-U.S. dollar fixed income securities. The Company maintained its 7 percent allocation to non-U.S. dollar equities which it added in 1997. At September 30, 1998 there were unrealized currency losses of $2.1 million on securities held in the portfolio compared to $20.0 million as at September 30, 1997. Unrealized currency losses are reflected in net unrealized appreciation on investments in shareholders' equity.

The Company's externally managed investment portfolio contains certain market sensitive instruments which may be adversely effected by changes in interest rates and foreign currency exchange rates (for further discussion see "Market Sensitive Instruments and Risk Management").

  Combined Ratio

----------------------------------------------------------------------------------------
                                                               1998      1997      1996
Loss and loss expense ratio..............................      57.8%     60.4%     68.8%
Underwriting and administrative expense ratio............      30.4%     19.0%     18.3%
                                                               -------------------------
Combined ratio...........................................      88.2%     79.4%     87.1%
                                                               =========================
----------------------------------------------------------------------------------------

The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss and loss expense ratio, underwriting and administrative expense ratio and combined ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the underwriting and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting profits and a

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

combined ratio exceeding 100 percent indicates underwriting losses. Property catastrophe reinsurance companies generally expect to have overall lower combined ratios as compared with other reinsurance companies with long-tail exposures.

Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in certain lines of business in which the Company provides insurance and reinsurance, complicate the actuarial reserving techniques utilized by the Company. Management believes, however, that the Company's reserves for unpaid losses and loss expenses are adequate to cover the ultimate cost of losses and loss expenses incurred through September 30, 1998. Since such reserves are necessarily based on estimates, future developments may result in ultimate losses and loss expenses significantly greater or less than such amounts (see "Breast Implant Litigation").

  Losses and Loss Expenses

                                                                  Percentage                       Percentage
                                                        1998        Change           1997            Change        1996
                                                       -----------------------------------------------------------------
                                                                                 (in millions)
Losses and loss expenses.............................. $516.9        6.3%           $486.1           (6.6)%       $520.3
                                                       =================================================================

Losses and loss expenses have increased for the year ended September 30, 1998 compared to 1997 due to the inclusion of losses and loss expenses from ACE USA and CAT since their acquisition as well as the Company's increased participation in the Lloyd's syndicates under management. However, the loss and loss expense ratio has decreased to 57.8 percent in 1998 compared with 60.4 percent in 1997. This decrease is the result of the changing mix of premiums written and earned by the Company, highlighted by the inclusion of ACE USA and CAT in this fiscal year whose loss ratios are lower than the Company's traditional book of business.

For the year ended September 30, 1997, the loss and loss expense ratio was 60.4 percent compared with 68.8 percent in 1996. This ratio was favorably impacted by the results of Tempest Re.

  Underwriting and Administrative Expenses

                                                                  Percentage                     Percentage
                                                        1998        Change           1997          Change        1996
                                                       ---------------------------------------------------------------
                                                                                 (in millions)
Underwriting and administrative expenses.............. $271.6        76.9%          $153.5         11.0%        $138.3
                                                       ===============================================================

Underwriting and administrative expenses have increased for the year ended September 30, 1998 compared to 1997 primarily due to the inclusion of the non-recurring expenses previously described as well as the inclusion of underwriting and administrative expenses from ACE USA and CAT since their acquisition. The increase is also partly due to the increased underwriting and administrative expenses generated by the Company's increased participation in Lloyd's. The underwriting and administrative expense ratio also increased in the year from
19.0 percent in 1997 to 30.4 percent in 1998. Again, this increase is due primarily to the inclusion of the non-recurring expenses. Excluding the non-recurring expenses, the underwriting and administrative expense ratio would have been 25.0 percent compared to 18.3 percent in 1997. The remaining increase is primarily due to the costs associated with the Company's increased participation in the Lloyd's market and the inclusion of administrative costs from ACE USA. The underwriting and administrative expense ratio in ACE USA and ACE Global Markets is generally higher than the Company's traditional book of business and thus contributed to the increase in the underwriting and administrative expense ratio.

The underwriting and administrative expense ratio increased to 19.0 percent in 1997 compared to 18.3 percent in 1996. This increase is due to an increase in administrative expenses in 1997 over 1996, which is partially offset by a decrease in acquisition costs. The increase in administrative expenses in primarily due to the increased cost base resulting from the strategic diversification by the Company over the past two years, including the acquisitions of Tempest Re, the Lloyd's managing agencies as well as the development of the newer insurance lines and products.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows currently depend primarily on dividends or other statutorily permissible payments from its Bermuda-based operating subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholder's equity at a level adequate to support the level of insurance and reinsurance operations. ACE received a dividend of $115 million from Tempest Re in December 1997 and a dividend of $250 million from ACE Bermuda in April 1998.

At September 30, 1998, ACE US Holdings, Inc. ("ACE US") and ACE Global Markets had shareholder's equity of approximately $115 million and $225 million, respectively. The payment of any dividends from the Company's UK subsidiaries would be subject to applicable United Kingdom insurance law including those promulgated by the Society of Lloyd's. Under various U.S. insurance laws to which ACE US's insurance subsidiaries are subject, ACE US's insurance subsidiaries may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement, without prior regulatory approval. No dividends were received from ACE US or ACE Global Markets during fiscal 1998 and the Company does not anticipate receiving dividends from them during fiscal 1999.

The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments and for share repurchases.

The Company's insurance and reinsurance operations provide liquidity in that premiums are normally received substantially in advance of the time claims are paid. For the years ended September 30, 1998, 1997 and 1996, the Company's consolidated net cash flows from operating activities were $66.8 million, $423.5 million and $724.1 million respectively. Cash flows are affected by claim payments, which due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. Total loss and loss expense payments amounted to $583.8 million, $421.9 million and $115.0 million in fiscal 1998, 1997 and 1996, respectively.

The Company maintains loss reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The reserve for unpaid losses and loss expenses of $3.7 billion at September 30, 1998, includes $1.4 billion of case and loss expense reserves. While the Company believes that its reserve for unpaid losses and loss expenses at September 30, 1998 is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided. A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. The Company has made certain payments to policyholders with respect to these claims. However, the Company does not have adequate data upon which to anticipate the timing of future payments relating to these liabilities.

At September 30, 1998, total investments and cash amounted to approximately $6.2 billion, compared with $4.8 billion at September 30, 1997. The increase in total cash and investments of $1.4 billion since September 30, 1997 is primarily the result of the inclusion of the ACE USA and CAT investment portfolios following the acquisitions of these companies by ACE during the current fiscal year. The Company's investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets. The Company believes that its cash balances, cash flow from

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

operations, routine sales of investments and the liquidity provided by its credit facilities (discussed below) are adequate to allow the Company to pay claims within the time periods required under its policies.

In December 1997, the Company arranged certain syndicated credit facilities. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these credit facilities. Each facility requires that the Company and/or certain of its subsidiaries comply with specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

 . A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together make up a combined $400 million committed, unsecured syndicated revolving credit facility. At September 30, 1998, the five-year revolving credit facility has a $150 million letter of credit ("LOC") sub-limit (increased from $50 million during September 1998). As discussed below, the Company drew down $385 million on the revolving credit facilities to finance the acquisition of CAT Limited on April 1, 1998. The debt was subsequently repaid from a portion of the proceeds from the sale of 16.5 million new Ordinary Shares of the Company (discussed below).

 . A syndicated fully secured five year LOC facility totaling approximately 154 million ($262 million) which was used to fulfill the requirements of Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates. Certain assets totalling approximately $300 million are pledged as security for this facility.

 . A syndicated $250 million seven year amortizing term loan facility, which was used on January 2, 1998 to partially finance the acquisition of ACE USA. The interest rate on the term loan was LIBOR plus an applicable spread. As of September 30, 1998, $250 million was outstanding under this facility. The average interest rate for the period January 2, 1998 through October 5, 1998 was 6.24 percent.

On October 27, 1998, ACE US refinanced the outstanding $250 million term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured credit sensitive senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. Total interest expense to be recorded by ACE US including amortized fees and hedging costs, will initially be $23.3 million per year. The indenture related to these notes include certain restrictive covenants applicable to ACE US. The senior notes are callable subject to certain breakage costs, however, ACE US has no current intention of calling the debt. Simultaneously, the Company has entered into a notional $250 million credit default swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as security in connection with the swap transaction. In the event that the Company terminates the credit default swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a major financial institution with a long-term S&P Senior Debt Rating of AA- and the Company does not anticipate non-performance.

The Company also maintains an unsecured, syndicated revolving credit facility in the amount of $72.5 million. This facility was put in place by CAT prior to its acquisition by the Company and in September 1998, was assigned to Tempest Re. At September 30, 1998, no amounts have been drawn down under this facility. The facility requires that Tempest Re comply with specific covenants.

On November 27, 1998, the Company arranged a new syndicated partially secured five year LOC facility in the amount of 270 million (approximately $450 million) to fulfill the requirements of Lloyd's for the 1999 year of account. This new facility was arranged by Citibank N.A., with ING Barings and Barclays Bank PLC acting as co-arrangers, and will replace the facility arranged in December 1997. This new LOC facility requires that the Company continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. Certain assets totaling approximately $201 million are pledged as partial security for this facility, replacing the security pledged in connection with the December 1997 facility.

On November 13, 1997, the Board of Directors approved a special resolution to split each outstanding Ordinary Share of the Company into three Ordinary Shares. The stock split was voted on and approved by the shareholders of the Company on February 6, 1998. The record date for determining those shareholders entitled to receive certificates representing additional

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued
           --------------------------------------------------------

shares pursuant to the Stock Split was as of close of business on February 17, 1998. Certificates representing the additional shares of stock were mailed on March 2, 1998.

The Board of Directors had authorized the repurchase from time to time of the Company's Ordinary Shares in open market and private purchase transactions. On May 9, 1997 the Board of Directors terminated the then existing share repurchase program and authorized a new share program for up to $300 million of the Company's Ordinary Shares. During the first two quarters of fiscal 1998, the Company repurchased 3,521,100 Ordinary Shares under the share repurchase program for an aggregate cost of $107.6 million. No shares were repurchased after March 31, 1998. On July 6, 1998 the Executive Committee of the Board of Directors rescinded all existing authorizations for the repurchase of the Company's Ordinary Shares. During 1997, the Company repurchased 9,093,000 Ordinary Shares under share repurchase programs for an aggregate cost of approximately $182.6 million.

On October 18, 1997 and January 16, 1998, the Company paid quarterly dividends of 7.33 cents and 8 cents per share, respectively to shareholders of record on September 30, 1997 and December 13, 1997. The Company paid quarterly dividends on April 18, 1998 and July 17, 1998 of 8 cents and 9 cents per share, respectively to shareholders of record on March 31, 1998 and June 30, 1998. On October 16, 1998, the Board of Directors paid a quarterly dividend of 9 cents per share to shareholders of record on September 30, 1998. On November 13, 1998, the Board of Directors declared a quarterly dividend of 9 cents per share payable on January 15, 1999 to shareholders of record on December 15, 1998. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

On January 2, 1998, the Company completed the acquisition of ACE USA, through its newly-created U.S. holding company, ACE US, for an aggregate cash consideration of $338 million. ACE US was capitalized by ACE Limited with $75 million and received $35 million from an inter-company loan. ACE US financed the acquisition of ACE USA with $250 million of bank debt (see discussion of syndicated credit facilities above) and the remaining $88 million came from available funds.

On April 1, 1998, the Company completed the acquistion of CAT for an aggregate cash consideration of approximately $641 million. The acquisition was financed with $385 million of short-term bank debt (see discussion of credit facilities above) and the remainder from available funds.

On April 14, 1998, the Company sold 16.5 million Ordinary Shares for net proceeds of approximately $606 million after deducting expenses related to the offering. A portion of the proceeds were used to repay $385.0 million of indebtedness incurred by the Company in connection with the acquisition of CAT on April 1, 1998. The remaining proceeds were added to the Company's investment portfolio to be used for general corporate purposes, which may include acquisitions.

On July 9, 1998, the Company completed the acquisition of Tarquin and issued approximately 14.3 million Ordinary Shares to the shareholders of Tarquin. The acquisition was accounted for on a pooling-of-interests basis and, as a result, the consolidated financial statements of the Company have been restated to include the historical shareholders' equity and results of operations of Tarquin for all periods presented.

Fully diluted net asset value per share was $19.14 at September 30, 1998, compared with $15.40 at September 30, 1997.

Changes in shareholders' equity for the years ended September 30, 1998 and 1997 were as follows:

                                                                                   1998        1997
                                                                                  -------------------
                                                                                     (in millions)
Balance, beginning of year....................................................... $2,785      $2,367
Net income.......................................................................    560         503
Change in net unrealized appreciation (depreciation) on investments..............    (69)        135
Repurchase of Ordinary Shares....................................................   (108)       (183)
Dividends declared...............................................................    (60)        (45)
Value of Ordinary Shares issued in share offering................................    606           -
Other............................................................................      -           8
                                                                                  -------     -------
Balance, end of year............................................................. $3,714      $2,785
                                                                                  =======     =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued
           --------------------------------------------------------

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

On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of an individual settlement plan for U.S. claimants with at least one implant from any of those manufacturers (" the Settlement"). In general, under the Settlement, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of participants electing to opt out from the new plan. Also, in general, the compensation would be fixed and not affected by the number of participants, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each settling defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all cases. By November 13, 1995, the Settlement was approved by the three major defendants. In addition, two other defendants became part of the Settlement, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants. On December 22, 1995, the multidistrict litigation judge approved the Settlement and the materials for giving notice to claimants.

Beginning in mid-January, 1996, the three major defendants have each made payments to a court-established fund for use in making payments under the Settlement. The Settlement Claims Office had reported that as of October 31, 1997, it has sent out Notification of Status Letters to more than 360,000 non-opt-out domestic implant recipients who had registered with the Settlement Claims Office. Distribution has begun on payments to claimants relating to other implants since all appeals on the Settlement have been dismissed. In addition, the multidistrict litigation judge has approved the detailed terms of a settlement program being offered by the three major defendants to eligible foreign claimants. Approximately 32,500 domestic registrants exercised opt-out rights after receiving their status letters. Previously, approximately 19,000 other domestic implant recipients had exercised opt-out rights in 1994 and/or before receiving status letters.

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued
           --------------------------------------------------------

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

The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. The Company has made payments to date of approximately $370 million with respect to breast implant claims. These payments were included in previous reserves and are consistent with the Company's belief that its reserves are adequate. While the Company is unable, at this time, to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserves for unpaid losses and loss expenses, including those arising from breast implant claims, are adequate as at September 30, 1998.

Market Sensitive Instruments and Risk Management

In accordance with the Securities and Exchange Commission's Financial Reporting Release No. 48, the following analysis presents hypothetical losses in cash flows, earnings and fair values of derivative instruments and other market sensitive instruments used in the Company's portfolio as at September 30, 1998. The Company uses investment derivative instruments such as futures, options and foreign currency forward and option contracts for duration management and management of foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market sensitive instruments which are subject to changes in market values, with changes in interest rates.

Duration Management and Market Exposure Management

The Company uses financial futures and option contracts for the purpose of managing certain investment portfolio exposures. Futures contracts are not recognized in the financial statements as assets or liabilities and any changes in fair value of these instruments due to changes in market interest rates would be recognized in the statement of operations as realized gains or losses in accordance with the Company's accounting policy. Option contracts are utilized in the portfolio for the purposes of duration management and to provide protection against any unexpected shifts in interest rates. At September 30, 1998, the fair value of the option contracts held and written was $1,517,000 and $(677,000) respectively, compared with $178,000 and $(222,000) at September 30, 1997. The market value of mortgage-backed securities, another category of market sensitive instruments, was $1,752 million, or approximately 30 percent of the total investment portfolio, compared with $1,342 million or 31 percent at September 30,1997. Mortgage-backed securities include pass through mortgage bonds and collateralized mortgage obligations.

The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would be a decrease in total return of 4.2 percent which equates to a decrease in market value of approximately $230 million on a portfolio valued at $5.7 billion at September 30, 1998. An immediate time horizon was used as this presents the worse case scenario.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------


Impact of the Year 2000 Issue

General

The management of ACE Limited, recognizing that the Year 2000 problem, if left untreated, could have a material effect on the Company's business, results of operations or financial condition, has in progress a project to address this issue. It is the expectation of ACE's management that this project will reduce the impact of the Year 2000 problem to an immaterial level, although not all risks can be eliminated.

The Year 2000 problem stems from the inability, in some cases, of computer programs and embedded microchips to correctly process certain data. The problem is most evident because dates which fall in the year 2000 and in later years may not be properly distinguished from those which fell in the corresponding years of the present century.

Although all ACE group companies had individually taken steps earlier towards alleviating the Year 2000 problem, a formal group-wide project was established in March 1998. At that time, an executive steering committee was formed to oversee the project. This committee meets on a monthly basis to review progress and take corrective action if necessary. In each of the ACE subsidiary companies, a senior member of the management has been appointed as Year 2000 coordinator. Each Year 2000 coordinator has responsibility for ensuring the success of that part of the Year 2000 plan relevant to its company. A detailed quarterly report on the status of the Year 2000 project is delivered to the audit committee of the Board of Directors.

A consultant who is an experienced project manager has been retained to assist the Year 2000 coordinator. In addition, certain subsidiaries have engaged external consultants to assist in monitoring their plans.

The project is substantially on schedule, though some components have been finished earlier than expected and some are taking more time than originally estimated. It is expected that by the end of 1998 all ACE group companies will be running Year 2000 compliant versions of most of the information technology systems that are critical to the business. The replacement or remedy of the remaining critical systems and some residual testing will continue during the first and possibly the second quarter of calendar year 1999.

The Company's Year 2000 project is divided into four sections: Underwriting; Information Technology; Trading Partners; and Physical Plant.

Underwriting

Underwriting teams within each ACE group subsidiary have considered the risks with respect to the Year 2000 problem that might be associated with underwriting their various lines of business and have developed internal guidelines which seek to minimize these risks. Compliance with these guidelines is the subject of internal audits and/or peer reviews. These guidelines are under regular review. In some cases, exclusionary language has been added to policies and in all cases there is a requirement for underwriters to consider information about our clients and potential clients that is relevant to the Year 2000 problem and, based on this to underwrite risks prudently or to decline them.

Information Technology

Each ACE subsidiary has a plan to ensure that all information technology components such as hardware, software and network equipment that will be in use in the Year 2000 (and beyond) for use by any business-critical function will not suffer from the Year 2000 problem. Inventories have been prepared of all such components, and appropriate action decided.

Most application software (such as insurance processing and accounting systems) which is in use within the ACE group has been supplied as packages (often tailored to meet ACE's needs) from various vendors. Several application software packages have already been replaced with Year 2000 compliant versions. Testing of these is complete in some cases, in progress for some systems and is scheduled for others. Remaining software packages will be replaced, or, in a few cases, remedied to free them of Year 2000 problems.

Testing of hardware and network components has commenced and is scheduled for completion before the end of March 1999. Testing of other software, such as operating systems and PC desktop applications is in progress or scheduled, though in a few cases we are relying on assurances from major software manufacturers that their systems will operate correctly.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Trading Partners and Physical Plant

Examples of the Company's trading partners are: insurance brokers, banks, reinsurance companies, vendors and service providers in information technology and general suppliers.

The Physical Plant section of the project focuses on items such as elevators, fire suppression systems, security systems, building management systems (which may control air-conditioning, heating and lighting systems) which may be controlled by software programs or embedded chips, and may thus fail or act unpredictably in, or after the year 2000. Furthermore, supply of electrical power and telecommunications services are considered here.

All material trading partners and those vendors and service providers connected with physical plant have been inventoried and questionnaires sent to them soliciting information about their Year 2000 readiness. Responses have not been provided in all cases, despite follow-up letters. ACE has made significant progress in assessing those responses which have been forthcoming. Some of these responses appear to give evidence of satisfactory progress and others do not. In those cases where additional follow-up fails to provide satisfactory responses, contingency plans will be drawn up in early 1999 to minimize the effect of potential failure of a Trading Partner.

Costs

The total cost of the Year 2000 project is not expected to be material to the Company's financial position. The total estimated cost is approximately $4 million, of which just over $2 million is for the information technology component of the project. Total expenditure to date on the whole project is approximately $1 million.

Risks

It is not feasible to assign probabilities to many of the events associated with the Year 2000. The arrival of January 1, 2000 presents novel problems about which there is no body of evidence upon which to base statistical predictions. Furthermore, world infrastructure in areas such as telecommunications, banking, law enforcement, energy production and distribution, manufacturing, transportation and government and military systems are inextricably linked in such a manner that a small failure in one area could produce large and unexpected effects in others. Each business has a dependence upon its customers and suppliers and through them (or directly) upon many or all of the infrastructural areas noted above.

ACE management believes that the risks associated with its own information technology project component are small. For reasons noted above, it is impossible to quantify all risks associated with trading partners and physical plant. Possibly the greatest risk for the Company lies in the possibility of unpredictable events affecting insureds producing a number of claims (valid or otherwise) which, if valid, are expensive to pay, or if not, expensive in defense litigation costs.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company will adopt the new requirements retroactively in 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments of fair value. SFAS 133 is effective beginning in the first quarter of fiscal 2000. The

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Company is currently assessing the effect of adopting this statement on its financial position and operating results, which as yet, has not been determined.

                          ACE LIMITED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

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

The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. The Company's internal audit department performs independent audits on the Company's internal controls. The Company's policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner, which is above reproach.

PricewaterhouseCoopers LLP, independent accountants, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



_______________________________________   _____________________________________
Brian Duperreault                         Christopher Z. Marshall
Chairman, President and Chief Executive   Chief Financial Officer
Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS



To The Board of Directors and Shareholders of ACE Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP



New York, New York
November 4, 1998

                         ACE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          September 30, 1998 and 1997


                                                                              1998                   1997
                                                                           ----------             ----------
                                                                             (in thousands of U.S. dollars)
                                                                           (except share and per share data)
Assets
Investments and cash
  Fixed maturities available for sale, at fair value
    (amortized cost - $4,910,792 and $3,412,975)                           $5,056,807             $3,477,046
  Equity securities, at fair value (cost - $198,447 and $518,852)             189,717                651,556
  Short-term investments, at fair value (amortized cost -
    $480,236 and $364,552)                                                    480,190                364,432
  Other investments, at fair value (cost-$156,758 and $78,691)                156,646                 78,691
  Cash                                                                        317,714                216,191
                                                                           ----------             ----------
        Total investments and cash                                          6,201,074              4,787,916

Goodwill                                                                      540,355                301,953
Premiums and insurance balances receivable                                    377,307                239,446
Reinsurance recoverable                                                     1,116,753                104,797
Accrued investment income                                                      57,153                 40,682
Deferred acquisition costs                                                     76,445                 51,191
Prepaid reinsurance premiums                                                  205,022                 49,299
Deferred income taxes                                                          25,264                     --
Other assets                                                                  189,380                 72,312
                                                                           ----------             ----------
        Total assets                                                       $8,788,753             $5,647,596
                                                                           ==========             ==========

Liabilities
Unpaid losses and loss expenses                                            $3,737,869             $2,111,670
Unearned premiums                                                             773,702                510,231
Premiums received in advance                                                   53,794                 24,973
Insurance and reinsurance balances payable                                     75,898                 11,245
Accounts payable and accrued liabilities                                      165,527                154,390
Dividend payable                                                               17,693                 12,436
Bank debt                                                                     250,000                     --
Deferred income taxes                                                              --                 37,496
                                                                           ----------             ----------
        Total liabilities                                                   5,074,483              2,862,441
                                                                           ----------             ----------

Commitments and contingencies

Shareholders' equity
Ordinary Shares ($0.041666667 par value, 300,000,000 shares authorized;
  193,592,519 and 180,207,664 shares issued and outstanding)                    8,066                  7,508
Additional paid-in capital                                                  1,765,261              1,177,954
Unearned stock grant compensation                                             (6,181)                (1,993)
Net unrealized appreciation on investments (net of deferred                   127,845                196,655
  income tax)
Cumulative translation adjustment                                               (275)                  1,568
Retained earnings                                                           1,819,554              1,403,463
                                                                           ----------             ----------
        Total shareholders' equity                                          3,714,270              2,785,155
                                                                           ----------             ----------
        Total liabilities and shareholders' equity                         $8,788,753             $5,647,596
                                                                           ==========             ==========


          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended September 30, 1998, 1997 and 1996


                                                       1998                      1997                         1996
                                                    -----------               -----------                  ----------
                                                                 (in thousands of U.S. dollars, except
                                                                            per share data)
Revenues

Gross premiums written                              $ 1,242,159               $   959,349                  $  859,989
Reinsurance premiums ceded                             (361,186)                 (169,576)                    (78,105)
                                                    -----------               -----------                  ----------

Net premiums written                                    880,973                   789,773                     781,884
Change in unearned premiums                              13,330                    15,599                     (26,044)
                                                    -----------               -----------                  ----------

Net premiums earned                                     894,303                   805,372                     755,840
Net investment income                                   324,254                   253,440                     213,701
Net realized gains on investments                       188,385                   127,702                      55,229
                                                    -----------               -----------                  ----------

   Total revenues                                     1,406,942                 1,186,514                   1,024,770
                                                    -----------               -----------                  ----------

Expenses
   Losses and loss expenses                             516,892                   486,140                     520,277
   Acquisition costs                                    105,654                    85,762                      96,518
   Administrative expenses                              165,912                    67,724                      41,825
   Amortization of goodwill                              12,834                     7,325                       1,507
   Interest expense                                      25,459                    11,657                      10,481
                                                    -----------               -----------                  ----------
     Total expenses                                     826,751                   658,608                     670,608
                                                    -----------               -----------                  ----------

Income before income taxes                              580,191                   527,906                     354,162
Income taxes                                             20,040                    25,181                      26,543
                                                    -----------               -----------                  ----------
Net income                                          $   560,151               $   502,725                  $  327,619
                                                    ===========               ===========                  ==========

Basic earnings per share                            $      3.03               $      2.73                  $     2.02
                                                    ===========               ===========                  ==========

Diluted earnings per share                          $      2.96               $      2.69                  $     2.00
                                                    ===========               ===========                  ==========



          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             For the Years Ended September 30, 1998, 1997 and 1996

                                                            1998               1997            1996
                                                        ------------       ------------     ------------
                                                                  (in thousands of U.S. dollars)
Ordinary Shares
   Balance--beginning of year, as previously
   reported                                               $    7,508       $    7,868       $    5,764
   Pooling-of-interests with Tarquin                               -                -              597
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                     7,508            7,868            6,361
   Shares issued in Tempest transactions                           -                -            1,666
   Ordinary Shares issued                                        688                -                -
   Issued under Employee Stock Purchase Plan (ESPP)                1                1                -
   Issued under Stock Appreciation Right (SAR) Plan                -                9                -
   Exercise of stock options                                      16                8                -
   Repurchase of shares                                         (147)            (378)            (159)
                                                          ----------       ----------       ----------
       Balance--end of year                                    8,066            7,508            7,868
                                                          ----------       ----------       ----------
Additional paid-in capital
   Balance--beginning of year, as previously
   reported                                                1,177,954        1,231,324          548,513
   Pooling-of-interests with Tarquin                               -                -           75,130
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                 1,177,954        1,231,324          623,643
   Shares issued in Tempest transactions                           -                -          620,552
   Options issued in Tempest transactions                          -                -           12,124
   Ordinary Shares used                                      605,211                -                -
   Cancellation of restricted stock awards                         -              (87)               -
   Issued under ESPP                                             954              228                -
   Issued under SAR Plan                                           -            3,919                -
   Exercise of stock options                                   4,225            2,182               27
   Repurchase of Ordinary Shares                             (23,083)         (59,612)         (25,022)
                                                          ----------       ----------       ----------
       Balance--end of year                                1,765,261        1,177,954        1,231,324
                                                          ----------       ----------       ----------
Unearned stock grant compensation
   Balance--beginning of year                                 (1,993)          (1,299)          (1,796)
   Stock grants awarded                                       (8,551)          (3,244)            (708)
   Stock grants forfeited                                          -               79               60
   Amortization                                                4,363            2,471            1,145
                                                          ----------       ----------       ----------
       Balance--end of year                                   (6,181)          (1,993)          (1,299)
                                                          ----------       ----------       ----------
Net unrealized appreciation (depreciation) on
   Investments
   Balance--beginning of year                                196,655           61,281           94,694
   Net appreciation (depreciation) during year               (59,528)         135,374          (33,413)
   Change in deferred income taxes                            (9,282)               -                -
                                                          ----------       ----------       ----------
       Balance--end of year                                  127,845          196,655           61,281
                                                           ----------      ----------       ----------
Cumulative translation adjustments
   Balance--beginning of year, as previously
   reported                                                    1,568             (560)               -
   Pooling-of-interests with Tarquin                               -                -             (324)
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                     1,568             (560)            (324)
   Net adjustment for year                                    (1,843)           2,128             (236)
                                                          ----------       ----------       ----------
       Balance--end of year                                     (275)           1,568             (560)
                                                           ----------      ----------       ----------
Retained earnings
   Balance--beginning of year, as previously
   reported                                                1,403,463        1,068,389          795,488
   Pooling-of-interests with Tarquin                               -                -            9,803
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                 1,403,463        1,068,389          805,291
   Net income                                                560,151          502,725          327,619
   Dividends declared                                        (59,646)         (44,993)         (31,699)
   Repurchase of Ordinary Shares                             (84,414)        (122,658)         (32,822)
                                                          ----------       ----------       ----------
       Balance--of year                                    1,819,554        1,403,463        1,068,389
                                                          ----------       ----------       ----------
           Total shareholders' equity                     $3,714,270       $2,785,155       $2,367,003
                                                          ==========       ==========       ==========

          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended September 30, 1998, 1997 and 1996


                                                                             1998            1997            1996
                                                                          -----------     -----------     -----------
                                                                                (in thousands of U.S. dollars)
Cash flows from operating activities
Net income                                                                $   560,151     $   502,725     $   327,619
Adjustments to reconcile net income to net cash provided by operating activities:
     Unearned premiums                                                         18,168          (5,731)         32,195
     Unpaid losses and loss expenses, net of reinsurance
       Recoverables                                                           (96,361)        114,571         405,268
     Prepaid reinsurance premiums                                            (111,188)         (2,881)        (18,633)
     Deferred income taxes                                                     52,240          17,494          19,612
     Net realized gains on investments                                       (188,385)       (127,702)        (55,229)
     Amortization of premium/discounts                                        (22,530)         (6,104)         (7,847)
     Amortization of goodwill                                                  12,834           7,325           1,507
     Deferred acquisition costs                                                (8,025)          5,122           9,274
     Premiums and insurance balances receivable                               (52,709)        (49,977)        (17,915)
     Premiums received in advance                                              28,823           6,366           5,976
     Insurance and reinsurance balances payable                                62,153          11,245               -
     Accounts payable and accrued liabilities                                (145,872)        (42,078)         33,707
     Other                                                                    (42,529)         (6,892)        (11,423)
                                                                          -----------     -----------     -----------
          Net cash flows from operating activities                        $    66,770     $   423,483     $   724,111
                                                                          -----------     -----------     -----------

Cash flows from investing activities
     Purchases of fixed maturities                                         (7,865,794)     (6,796,843)     (8,781,390)
     Purchases of equity securities                                          (221,952)       (603,598)       (222,382)
     Sales of fixed maturities                                              7,625,861       6,817,944       8,220,230
     Sales of equity securities                                               688,261         385,552         209,350
     Maturities of fixed maturities                                           147,093           5,000          59,830
     Net realized gains (losses) on financial future contracts                 (9,287)         57,076          26,678
     Other investments                                                        (60,735)        (52,080)         (2,676)
     Acquisitions of subsidiaries, net of cash acquired                      (967,758)        (27,098)        (49,050)
                                                                          -----------     -----------     -----------
          Net cash used for investing activities                          $  (664,311)    $  (214,047)    $  (539,410)
                                                                          -----------     -----------     -----------

Cash flows from financing activities
     Repurchase of Ordinary Shares                                           (107,644)       (182,648)        (58,003)
     Dividends paid                                                           (54,389)        (43,028)        (27,684)
     Net proceeds from issuance of Ordinary Shares                            605,899               -          16,527
     Proceeds from bank debt                                                  635,000               -               -
     Repayment of bank debt                                                  (385,000)              -               -
     Proceeds from exercise of options for ordinary shares                      4,243           2,191              28
     Proceeds from shares issued under Employee Stock Purchase Plan               955               -               -
     Proceeds from shares issued under Stock Appreciation Rights Plan               -           4,156               -
                                                                          -----------     -----------     -----------
          Net cash from (used for) financing activities                   $   699,064     $  (219,329)    $   (69,132)
                                                                          -----------     -----------     -----------

Net increase (decrease) in cash                                               101,523          (9,893)        115,569
Cash -- beginning of year                                                     216,191         226,084         110,515
                                                                          -----------     -----------     -----------
Cash -- end of year                                                       $   317,714     $   216,191     $   226,084
                                                                          ===========     ===========     ===========

Supplemental cash flow information
Taxes paid (received)                                                     $   (48,848)    $     3,975     $        67
Interest paid                                                             $    41,513     $     5,700     $     5,139



          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization

ACE Limited ("ACE") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its principal business office in Bermuda. The Company, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Bermuda"), Corporate Officers & Directors Assurance Ltd. ("CODA"), Tempest Reinsurance Company Limited ("Tempest Re") and CAT Limited ("CAT") and its Dublin, Ireland based subsidiaries ACE Bermuda Company Europe Limited ("AICE") and ACE Reinsurance Company Europe Limited ("ARCE") provides insurance and reinsurance for a diverse group of international clients. Through its U.S. based subsidiary, ACE USA, Inc. (formerly Westchester Specialty Group, Inc.) ("ACE USA"), the Company provides insurance to a broad range of clients in the United States. In addition, the Company provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Lloyd's managing agencies, which are indirect wholly owned subsidiaries of ACE. Unless the context otherwise indicates, the term "Company" refers to one or more of ACE and its consolidated subsidiaries. The operations of the Company in the Lloyd's market are collectively referred to herein as "ACE Global Markets".

2.  Operations

a)  ACE Bermuda

ACE Bermuda primarily writes excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products. In addition, through certain joint ventures, ACE Bermuda writes financial guaranty and political risk insurance. At September 30, 1998 approximately 66 percent of the written premiums in ACE Bermuda with respect to these lines of business came from North America with approximately 14 percent coming from the United Kingdom and continental Europe and approximately 20 percent from other countries.

Two insurance brokers produced approximately 54 percent, 59 percent and 42 percent of the insurance business for ACE Bermuda in 1998, 1997 and 1996, respectively.

b)  Tempest Re

The Company's reinsurance activities are principally conducted through Tempest Re, which was acquired in July 1996. On April 1, 1998, ACE Limited purchased CAT Limited, another Bermuda based property catastrophe reinsurer. Underwriting operations are being combined with the group's existing catastrophe reinsurance subsidiary, Tempest Re, and going forward the combined entity will operate under the Tempest Re name. Tempest Re underwrites property catastrophe reinsurance on a worldwide basis. For the year ended September 30, 1998, approximately 79 percent of Tempest Re's written premiums came from the United States, approximately 9 percent came from United Kingdom, 5 percent from Australia and New Zealand and 7 percent from other countries.

Three reinsurance brokers produced approximately 63 percent, 56 percent and 44 percent of Tempest Re's reinsurance business for the years ended September 30, 1998 and 1997 and the ten month period ended September 30, 1996.

c)  ACE Global Markets

The Company, through corporate subsidiaries, participates in the underwriting of Lloyd's syndicates managed by Methuen Underwriting Limited, ACE London Aviation Limited, ACE London Underwriting Limited and Charman Underwriting Agencies Ltd. ("Charman") by providing funds at Lloyd's, primarily in the form of a letter of credit, supporting underwriting capacity. The syndicates in which the Company participates underwrite aviation, marine and non-marine risks.

                          ACE LIMITED AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

2.  Operations (cont'd.)

d)  ACE USA

ACE USA, through its insurance subsidiaries, Westchester Fire Insurance Company, Westchester Surplus Lines Insurance Company and Industrial Underwriters Insurance Company writes property and casualty insurance, primarily within the commercial specialty lines market to a broad range of clients in the US. These subsidiaries specialize in providing property, umbrella and excess casualty coverages. Premiums are written throughout the US mainly through a network of US wholesale brokers. During 1998, ACE USA expanded its products offering and has commenced writing specialty program business, warranty, errors and omissions, directors and officers coverages and also set up a captive management reinsurance facility.

3. Significant accounting policies

a)  Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries. The Company accounted for the acquisition of Tarquin on a pooling-of-interests basis and accordingly, the Company's financial statements have been restated to include the results of Tarquin for all periods presented. The Company records its proportionate share of the results of the Lloyd's syndicates in which it participates. All significant intercompany balances and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

b)  Investments

The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Except for certain "other investments" where there is no quoted market value, the Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Realized gains or losses on sales of investments are determined on a first-in, first-out basis and include adjustments to the net realizable value of investments for declines in value that are considered to be other than temporary. Unrealized gains and losses are reported as a separate component of shareholders' equity.

Short-term investments comprise securities due to mature within one year of date of issue.

A portion of the other investments comprise investments in entities for which there is no quoted market value. In such cases, the investments are carried at no more than original cost which is considered to be fair value.

The Company utilizes financial futures and option contracts and foreign currency forward and option contracts for the purpose of managing certain investment portfolio exposures (see note 8(a) for additional discussion of the objectives and strategies employed). Futures contracts are not recognized as assets or liabilities in the accompanying consolidated financial statements. Changes in the market value of futures contracts produce daily cash flows, which are included in net realized gains or losses on investments in the statements of operations. Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in short-term investments.

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

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


3. Significant accounting policies (cont'd.)

b)  Investments (cont'd)

Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized in current income.

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

d)  Earnings per share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share are calculated utilising weighted average shares outstanding and exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share include the effect of dilutive securities outstanding. All earnings per share amounts for all periods presented, where necessary, have been restated to conform to the SFAS 128 requirements.

e)  Acquisition costs

Acquisition costs, consisting primarily of commissions, are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts after considering investment income.

f)  Losses and loss expenses

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

g)  Goodwill

Goodwill represents the excess of the cost of acquisitions over the tangible net assets acquired. The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the estimated useful lives which range from twenty-five to forty years.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


3.  Significant accounting policies (cont'd.)

h)  Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries assume and cede reinsurance with other insurance companies. These arrangements provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Company of its obligation to its insureds.

Reinsurance recoverables include the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

i)  Translation of foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders' equity. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in current income.

j)  Accounting estimates

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

k)  Income taxes

Income taxes have been provided in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" on those operations which are subject to income taxes (see note 12). Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, uncollectible reinsurance, and tax benefits of net operating loss carryforwards. Additionally, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not, that all or some portion of the benefits related to deferred tax assets will not be realized.

l)  Stock split

On March 2, 1998, the Company effected a three for one split of the Company's Ordinary Shares. The par value of the Company's Ordinary Shares and all per share data presented in the consolidated financial statements and the notes thereto have been retroactively adjusted to reflect the effects of the stock split.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

3. Significant accounting policies (cont'd.)

m)  Cash flow information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

n)  New accounting pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements retroactively in 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective beginning in the first quarter of fiscal 2000. The Company is currently assessing the effect of adopting this statement on its financial position and operating results, which as yet, has not been determined.

4. Acquisitions

On March 27, 1996, the Company acquired a controlling interest in Methuen Group Limited ("Methuen"), the holding company for Methuen Underwriting Limited ("MUL"), a leading Lloyd's managing agency. This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Methuen since March 27, 1996, the date of acquisition. On November 26, 1996, the Company, also acquired the remaining interest in Methuen. The acquisition of the remaining interest has been recorded using the purchase method of accounting.

On July 1, 1996, the Company completed the acquisition of Tempest Re, a leading Bermuda-based property catastrophe reinsurer (the "Tempest Re Acquisition"). Under the terms of the Agreement and Plan of Amalgamation, Tempest Re shares outstanding at the time of the acquisition were cancelled and converted into the right to receive 39,999,741 Ordinary Shares of the Company. These shares were capitalized at a value of $15 5/9 per share, which was determined in accordance with the EITF 95-19 consensus that deals with the value of equity securities issued to effect a purchase combination. In addition, options to acquire Tempest Re shares were converted into 1,338,267 Company options at a total cost of $12.1 million. The total value of the acquisition amounted to $638.7 million, which includes the value of the shares and options issued as well as other transaction expenses, which amounted to $4.4 million. This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Tempest Re since July 1, 1996, the date of acquisition.

On November 26, 1996, the Company acquired Ockham Worldwide Holdings plc which subsequently changed its name to ACE London Holdings Ltd. ("ACE London"). The acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of ACE London since November 26, 1996, the date of acquisition.

On January 2, 1998, the Company completed the acquisition of ACE USA, through its newly-created U.S. holding company, ACE US Holdings, Inc ("ACE US"). Under the terms of the agreement, the Company purchased all of the outstanding capital stock of ACE USA for aggregate cash consideration of $338 million.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

4. Acquisitions (cont'd.)

In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, has provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to its loss reserves for the 1996 and prior accident years. The Company financed the transaction with $250 million of bank debt (see note 8c Credit Facilities) and the remainder with available cash. The acquisition was recorded using the purchase method of accounting. Under this method, the total purchase price is allocated to the acquired assets and liabilities based on their fair values and accordingly, the consolidated financial statements of the company include the results of ACE USA and its subsidiaries from January 2, 1998, the date of acquisition (see note 15 for pro forma financial information with respect to the ACE USA acquisition).

On April 1, 1998, the Company completed the acquisition of CAT, a privately held, Bermuda-based property catastrophe reinsurer, for an aggregate cash consideration of approximately $641 million. The acquisition was financed with $385 million of short-term bank debt (see note 8c - Credit Facilities) and the remainder from available cash. The acquisition was recorded using the purchase method of accounting. The total purchase price is allocated to the acquired assets and liabilities based on their fair values and accordingly, the consolidated financial statements of the Company include the results of CAT from April 1, 1998, the date of acquisition (see note 15 for pro forma financial information with respect to the CAT acquisition). Approximately $224 million of goodwill was generated as a result of the acquisition.

On July 9, 1998, the Company completed the acquisition of Tarquin Limited ("Tarquin"), a UK-based holding company which owns Lloyd's managing agency Charman Underwriting Ltd. ("Charman") and Tarquin Underwriting Limited, its corporate capital provider. The Charman managed syndicates, 488 and 2488, are leading international underwriters of short-tail marine, aviation, political risk and specialty property-casualty insurance and reinsurance. Under the terms of the acquisition, the Company issued approximately 14.3 million Ordinary Shares to the shareholders of Tarquin. The acquisition has been accounted for on a pooling-of-interests basis. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Tarquin as though it had always been a part of the Company.

Prior to the acquisition, Tarquin's fiscal year ended on December 31. In recording the business combination, Tarquin's prior period financial statements have been restated to conform with the Company's fiscal year end. Certain reclassifications were also made to the Tarquin financial statements to conform to the Company's presentations.

The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements for the years ended September 30, 1998, 1997 and 1996 are as follows:

                                               1998         1997         1996
                                            ----------   ----------   ----------
                                                       (in thousands)
Total Revenues
  ACE                                       $1,246,794   $1,010,643   $  848,998
  Tarquin                                      160,148      175,871      175,772
                                            ----------   ----------   ----------
       Total Revenue                        $1,406,942   $1,186,514   $1,024,770
                                            ==========   ==========   ==========

Net Income
  ACE                                       $  554,672   $  461,354   $  289,733
  Tarquin                                        5,479       41,371       37,886
                                            ----------   ----------   ----------
      Net Income                            $  560,151   $  502,725   $  327,619
                                            ==========   ==========   ==========

Included in the results of fiscal 1998, 1997 and 1996 are certain non-recurring and transaction related expenses (hereinafter referred to as the "non-recurring expenses") amounting to $46.6 million, $6.1 million and $5.0 million, respectively. These expenses include interest expense and payments to employees as well as transaction costs including legal, accounting and investment banking fees.

The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company regularly evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

5.  Investments

a)  Fixed maturities

The fair values and amortized costs of fixed maturities at September 30, 1998 and 1997 are as follows:

                                             1998                          1997
                                   -------------------------     -------------------------
                                      Fair         Amortized        Fair         Amortized
                                     Value           Cost          Value           Cost
                                   ----------     ----------     ----------     ----------
                                                          (in thousands)
U.S. Treasury and agency           $  796,535     $  771,678     $  565,003     $  548,328
Non-U.S. governments                  126,998        122,233        198,126        196,799
Corporate securities                2,339,786      2,265,755      1,342,767      1,314,635
Mortgage-backed securities          1,751,769      1,710,591      1,370,647      1,352,710
States, municipalities and
  Political subdivisions               41,719         40,535            503            503
                                   ----------     ----------     ----------     ----------

   Fixed maturities                $5,056,807     $4,910,792     $3,477,046     $3,412,975
                                   ==========     ==========     ==========     ==========

The gross unrealized gains and losses related to fixed maturities at September 30, 1998 and 1997 are as follows:

                                             1998                           1997
                                   ------------------------      -------------------------
                                     Gross           Gross         Gross           Gross
                                   Unrealized     Unrealized     Unrealized     Unrealized
                                     Gains          Losses         Gains          Losses
                                   ----------     ----------     ----------     ----------
                                                        (in thousands)
U.S. Treasury and agency            $  25,211      $  (354)        $17,769       $(1,094)
Non-U.S. governments                    5,447         (682)          4,051        (2,724)
Corporate securities                   77,711       (3,680)         30,309        (2,177)
Mortgage-backed securities             43,742       (2,564)         21,691        (3,754)
States, municipalities and
  political subdivisions                1,335         (151)              -             -
                                     --------      -------         -------       --------

                                     $153,446      $(7,431)        $73,820       $(9,749)
                                     ========      =======         =======       ========

Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 79 percent of the total mortgage holdings at September 30, 1998 and 67 percent at September 30, 1997 are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMO's (Collaterialized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies. Fixed maturities at September 30, 1998, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

5.  Investments (cont'd.)

a)  Fixed maturities (cont'd.)

                                                        Fair          Amortized
                                                        Value           Cost
                                                     ----------      ----------
                                                           (in thousands)
Maturity period
---------------

Less than 1 year                                     $  237,277      $  239,589
1 - 5 years                                           1,314,027       1,287,270
5 - 10 years                                            735,258         712,422
Greater than 10 years                                 1,018,479         960,920
                                                     ----------      ----------
                                                      3,305,041       3,200,201

Mortgage-backed securities                            1,751,766       1,710,591
                                                     ----------      ----------

   Total fixed maturities                            $5,056,807      $4,910,792
                                                     ==========      ==========

b)  Equity Securities

The gross unrealized gains and losses on equity securities at September 30, 1998 and 1997 are as follows:

                                                       1998            1997
                                                     --------        --------
                                                          (in thousands)
Equity securities -- cost                            $198,447        $518,852
Gross unrealized gains                                    457         152,621
Gross unrealized losses                                (9,187)        (19,917)
                                                     --------        --------

   Equity securities -- fair value                   $189,717        $651,556
                                                     ========        ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


5.  Investments (cont'd.)

c) Net realized gains and change in net unrealized appreciation (depreciation) on investments.

The analysis of net realized gains on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended September 30, 1998, 1997 and 1996 is as follows:

                                                                1998          1997          1996
                                                             ----------     ---------     ---------
                                                                         (in thousands)
Fixed Maturities
  Gross realized gains                                       $  78,825      $ 83,957      $ 63,416
  Gross realized losses                                        (20,512)      (25,200)      (48,963)
                                                             ---------      --------      --------
                                                                58,313        58,757        14,453
Equity securities
  Gross realized gains                                         210,512        70,453        39,768
  Gross realized losses                                        (42,037)      (32,379)      (23,985)
                                                             ---------      --------      --------
                                                               168,475        38,074        15,783

Currency losses                                                (29,116)      (26,204)       (1,685)
Financial futures and option contract-net realized
  (losses) gains                                                (9,287)       57,075        26,678
                                                             ---------      --------      --------

    Net realized gains on investments                          188,385       127,702        55,229
                                                             ---------      --------      --------

Change in net unrealized appreciation (depreciation)
  on investments
    Fixed maturities                                            81,944        68,397       (56,226)
    Equity securities                                         (141,434)       67,097        22,813
    Short-term investments                                          74          (120)            -
    Other investments                                             (112)            -             -
    Deferred income taxes                                       (9,282)            -             -
                                                             ---------      --------      --------
    Change in net unrealized appreciation
      (depreciation) on investments                            (68,810)      135,374       (33,413)
                                                             ---------      --------      --------
Total net realized gains and change in net
  unrealized appreciation (depreciation) on
  investments                                                $ 119,575      $263,076      $ 21,816
                                                             =========      ========      ========

d)  Net investment income

Net investment income for the years ended September 30, 1998, 1997 and 1996 was derived from the following sources:

                                                               1998           1997          1996
                                                             --------       --------      --------
                                                                        (in thousands)
Fixed maturities and short-term investments                  $325,308       $251,570      $217,149
Equity securities                                               5,920          7,385         2,029
Other investments                                               2,954          2,300         1,840
Other                                                           1,853          2,364           156
                                                             --------       --------      --------
  Gross investment income                                     336,035        263,619       221,174
Investment expenses                                           (11,781)       (10,179)       (7,473)
                                                             --------       --------      --------

  Net investment income                                      $324,254       $253,440      $213,701
                                                             ========       ========      ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


5.  Investments (cont'd.)

e)  Securities on deposit

Fixed maturity securities carried at fair value and cash totalling $141 million at September 30, 1998 were on deposit with various regulatory authorities to comply with various state (U.S.) and Lloyd's (UK) requirements.

6. Losses and loss expenses

The reserve for unpaid losses and loss expenses represents estimated ultimate losses and loss expenses less paid losses and loss expenses and is comprised of the following at September 30, 1998 and 1997:

                                                                    1998            1997
                                                                 ----------      ----------
                                                                       (in thousands)
Case and loss expense reserves                                   $1,406,358      $  995,262
IBNR loss reserves                                                2,331,511       1,116,408
                                                                 ----------      ----------

   Total unpaid losses and loss expenses                         $3,737,869      $2,111,670
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

The reconciliation of unpaid losses and loss expenses for the years ended September 30, 1998, 1997 and 1996 is as follows:

                                                               1998            1997            1996
                                                            ----------      ----------      ----------
                                                                          (in thousands)
Gross unpaid losses and loss expenses at beginning
  of year                                                   $2,111,670      $1,977,680      $1,455,342
Reinsurance recoverable                                       (104,797)        (85,378)         (3,043)
                                                            ----------      ----------      ----------
Net unpaid losses and loss expenses at beginning
  of year                                                    2,006,873       1,892,302       1,452,299
Unpaid losses and loss expenses assumed in respect
  of acquired companies                                        731,949          -               34,735
Unpaid losses and loss expenses assumed in respect
  of reinsurance business acquired                               6,403          50,326          -
                                                            ----------      ----------      ----------
       Total                                                 2,745,225       1,942,628       1,487,034
                                                            ----------      ----------      ----------

Losses and loss expenses incurred in respect
  of losses occurring in:
    Current year                                               534,021         486,140         520,277
    Prior years                                                (17,129)          -              -
                                                            ----------      ----------      ----------
      Total                                                    516,892         486,140         520,277
                                                            ----------      ----------      ----------

Losses and loss expenses paid in respect
  of losses occurring in:
    Current year                                               246,354          63,182          41,602
    Prior years                                                337,422         358,713          73,407
                                                            ----------      ----------      ----------
      Total                                                    583,776         421,895         115,009
                                                            ----------      ----------      ----------

Net unpaid losses and loss expenses at end of year           2,678,341       2,006,873       1,892,302
Reinsurance recoverable on unpaid losses                     1,059,528         104,797          85,378
                                                            ----------      ----------      ----------
Gross unpaid losses and loss expenses at end of year        $3,737,869      $2,111,670      $1,977,680
                                                            ==========      ==========      ==========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

6.  Losses and loss expenses (cont'd)

The Company has considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. The estimation of ultimate losses arising from asbestos and environmental exposures has presented a challenge because traditional actuarial reserving methods, which primarily rely on historical experience, are inadequate for such estimation.
The problem of estimating reserves for asbestos and environmental exposures resulted in the development of reserving methods which incorporate new sources of data with historical experience. The Company believes that the reserves carried for these claims are adequate based on known facts and current law.

The following table presents selected data on asbestos and environmental claims and claims expenses as at September 30, 1998.


                              Gross                Net
                              -----                ---
                                    (in thousands)
    Asbestos                 $114,032            $ 46,201
    Environmental             104,113              70,140
                             --------            --------
                             $218,145            $116,341
                             ========            ========

During the nine month period to September 30, 1998 (since the acquisition of ACE
USA), the Company has made payments with respect to latent claims of $11.2 million. For calendar 1997, 1996 and 1995, ACE USA made average annual claim payments of $9.8 million.

A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation to a Federal District Court in Alabama, although cases are in the process of being transferred back to federal courts or remanded in state courts.

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

On December 22, 1995, the multidistrict litigation judge approved the Settlement and the materials for giving notice to claimants. Beginning in mid-January, 1996, the three major defendants have each made payments to a court-established fund for use in making payments under the Settlement. The Settlement Claims Office had reported that as of October 31, 1997, it has sent out Notification of Status Letters to more than 360,000 non-opt-out domestic implant recipients who had registered with the Settlement Claims Office. Distribution has begun on payments to claimants relating to other implants since all appeals on the Settlement have been dismissed. In addition, the multidistrict litigation judge has approved the detailed terms of a settlement program being offered by the three major defendants to eligible foreign claimants. Approximately 32,500 domestic registrants exercised opt-out rights after receiving their status letters. Previously, approximately 19,000 other domestic implant recipients had exercised opt-out rights in 1994 and/or before receiving status letters.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

6.  Losses and loss expenses (cont'd)

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

The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. The Company has made payments to date of approximately $370 million with respect to breast implant claims. These payments were included in previous reserves and are consistent with the Company's belief that its reserves are adequate. While the Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as at September 30, 1998.

7. Reinsurance

The Company purchases reinsurance to manage various exposures including catastrophic risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended September 30, 1998, 1997 and 1996 are as follows:



                                                         1998                 1997                 1996
                                                     ------------          -----------         ------------
                                                                          (in thousands)

Premiums written
   Direct                                       $    864,529          $   849,328         $    825,365
   Assumed                                           377,630              110,021               34,624
   Ceded                                            (361,186)            (169,576)             (78,105)
                                                ------------          -----------         ------------
   Net                                          $    880,973          $   789,773         $    781,884
                                                ============          ===========         ============

Premiums earned
   Direct                                       $    875,154          $   754,577         $    734,888
   Assumed                                           303,586              121,842               40,601
   Ceded                                            (284,437)             (71,047)             (19,649)
                                                ------------          -----------         ------------
   Net                                          $    894,303          $   805,372         $    755,840
                                                ============          ===========         ============


The Company's provision for reinsurance recoverables at September 30, 1998 and September 30, 1997 are as follows:

                                                                        1998                 1997
                                                                    ------------          -----------
                                                                              (in thousands)

Reinsurance recoverable on paid losses and loss expenses            $     57,225          $        --
Reinsurance recoverable on unpaid losses and loss expenses             1,143,121              104,797
Provision for uncollectable balances on unpaid losses and loss
 expenses                                                                (83,593)                  --
                                                                    ------------          -----------
   Reinsurance recoverable                                          $  1,116,753          $   104,797
                                                                    ============          ===========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


8. Commitments and contingencies

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

  (i) Foreign currency exposure management

  The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S dollar securities currently held in the portfolio. Approximately $178 million is invested in non-U.S. dollar fixed maturity and equity securities. The forward currency contracts purchased are not specifically identifiable against any single security or group of securities denominated in those currencies and therefore do not qualify as hedges for financial reporting purposes. All contract gains and losses, realized and unrealized, are reflected in the statements of operations. At September 30, 1998, no foreign currency forward contract had a maturity of more than six months. The table below summarizes the notional amounts, the current fair values and the unrealized gain or loss of the Company's foreign currency forward contracts as at September 30, 1998.


                                      Contractual/
                                        Notional                                   Unrealized
                                         Amount              Fair Value            Gain/(Loss)
                                   -----------------     -----------------      -----------------
                                                           (in thousands)
   Forward contracts                     $  50                 $ (735)                $  (785)



  The fair value of the forward contracts represents the estimated cost to the Company at September 30, 1998, of obtaining the specified currency to meet the obligation of the contracts. The unrealized loss is a measure of the net exposure to the Company of its use of forward contracts after any netting agreements given current rates of exchange.

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

(ii) Duration management and market exposure

  Futures

  A portion of the Company's investment portfolio is managed as synthetic equity funds, whereby equity index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. Each index futures contract held by the Company is rolled over quarterly into a new contract with a later maturity, thereby maintaining a constant equity market exposure. The value of the funds invested in this strategy was $633 million and $286 million at September 30, 1998 and 1997, respectively.

  Exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

8.  Commitments and contingencies (cont'd.)

a)  Financial instruments with off-balance sheet risk (cont'd.)

    (ii) Duration management and market exposure (cont'd.)

    Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. The contract amounts of $1,041 million and $380 million reflect the net extent of involvement the Company had in these financial instruments at September 30, 1998 and 1997, respectively.

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


    Summarized below are the notional amounts, the current fair values and the unrealized gains of the options in the portfolio as at September 30, 1998.

                                  Contractual/
                                    Notional                                Unrealized
                                     Amount             Fair Value          Gain/(Loss)
                                  ------------          ----------         -------------
                                                      (in thousands)
   Options held                    $  735,200            $  1,517             $  926
   Options written                   (121,000)               (677)              (303)


    The fair value of the options represents the market price of the options at September 30, 1998. The unrealized gain represents the difference between the fair value and the premium paid (received). The notional amounts summarized in the above tables are not representative of amounts exchanged by parties and, therefore, do not measure the exposure to the Company of its use of derivatives.

b)  Concentrations of credit risk


The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

8.  Commitments and contingencies (cont'd.)

c)  Credit Facilities

In December 1997, the Company arranged certain syndicated credit facilities. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these credit facilities. Each facility requires that the Company and/or certain of its subsidiaries comply with specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

 .   A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together make up a combined $400 million committed, unsecured syndicated revolving credit facility. At September 30, 1998, the five-year revolving credit facility has a $150 million letter of credit ("LOC") sub-limit (increased from $50 million during September 1998). As discussed below, the Company drew down $385 million on the revolving credit facility to finance the acquisition of CAT Limited on April 1, 1998. The debt was subsequently repaid from a portion of the proceeds from the sale of 16.5 million new Ordinary Shares of the Company (discussed below).

 .   A syndicated fully secured five year LOC facility totaling approximately 154 million ($262 million) which is used to fulfill the requirements of Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates.

 .   A syndicated $250 million seven year amortizing term loan facility, which was used on January 2, 1998 to partially finance the acquisition of ACE USA. The interest rate on the term loan was LIBOR plus an applicable spread. As of September 30, 1998, $250 million was outstanding under this facility. The average interest rate for the period January 2, 1998 through October 5, 1998 was 6.24 percent.

On October 27, 1998, ACE US Holdings, Inc. ("ACE US") refinanced the outstanding $250 million term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured credit sensitive senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. The indenture related to these notes includes certain restrictive covenants applicable to ACE US. The senior notes are callable subject to certain breakage costs, however, ACE US has no current intention of calling the debt. Simultaneously, the Company has entered into a notional $250 million credit default swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as security in connection with the swap transaction. In the event that the Company terminates the credit default swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a major financial institution with a long- term S&P Senior Debt Rating of AA- and the Company does not anticipate non-performance.

Tempest Re is not an admitted reinsurer in the United States. Accordingly, the terms of certain reinsurance contracts require Tempest Re to provide letters of credit ("LOCs") to Tempest Re's clients in respect of reported claims. Tempest Re has facilities for the issuance of LOCs of up to $50 million. At September 30, 1998, LOCs outstanding amounted to $15.2 million. Investments with a market value of $17.5 million were pledged as collateral for these LOCs. The Company also maintains an unsecured, syndicated revolving credit facility in the amount of $72.5 million. This facility was put in place by CAT prior to its acquisition by the Company and in September 1998, was assigned to Tempest Re.
At September 30, 1998, no amounts have been drawn down under this facility.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

8.   Commitments and contingencies (cont'd.)

d)   Lease commitments

The Company rents office space in The ACE Building in Hamilton, Bermuda under a lease which expires in 2000, with one five year renewal option. The ACE Building is 40 percent owned by the Company through a joint venture agreement. During 1994, the Company financed the cost of an addition to The ACE Building and entered into a supplemental lease for the additional space for 14 years effective October 1, 1994. The cost of the addition is being amortized as rent expense over the period of the lease. The Company also rents additional office space in Hamilton, Bermuda under two separate non-cancelable leases which expire in 2001 and 2003. Tempest Re leases office space in Hamilton, Bermuda under a non-cancelable lease expiring in 2003 with a three year renewal option. ACE Global Markets leases office space in London, England for its principal offices, under two leases that expire in 2008. ACE USA leases office space in Georgia, USA for its principal offices under a lease that expires in 2002. ACE USA also leases additional office space in California, USA under a lease that expires in 2004. ACE USA also leases office space in New York, USA under a lease that expires in 2009. Total rent expense was approximately $4.8 million in 1998, $4.9 million in 1997 and $2.5 million in 1996.

Future minimum lease payments under the leases are expected to be as follows (in thousands):


Year ending September 30, 1999             $ 7,625
                          2000               9,749
                          2001               8,467
                          2002               6,893
                          2003               5,945
Later years                                 33,339
                                           -------
Total minimum future lease commitments     $72,018
                                           =======

9.   Shareholders' Equity

a)   Shares issued and outstanding

Following is a table of changes in Ordinary Shares issued and outstanding for fiscal 1998, 1997 and 1996:

                                                          Ordinary Shares
                                                          ---------------

Balance at September 30, 1995--as previously reported       138,333,555
     Adjustment for pooling-of-interests                     14,328,010
                                                          ---------------
Balance at September 30, 1995--as restated                  152,661,565
     Shares issued in Tempest Re acquisition                 39,999,741
     Repurchase of shares                                    (3,805,800)
     Exercise of stock options                                    3,000
     Cancellation of non-vested restricted stock                (18,231)
                                                          ---------------
Balance at September 30, 1996                               188,840,275
     Shares issued under Employee Stock Purchase Plan            29,403
     Shares issued under SAR Replacement Plan                   184,092
     Repurchase of shares                                    (9,093,000)
     Exercise of stock options                                  254,394
     Cancellation of non-vested restricted stock                 (7,500)
                                                          ---------------
Balance at September 30, 1997                               180,207,664
     Shares issued                                           16,500,000
     Shares issued under Employee Stock Purchase Plan            27,517
     Repurchase of shares                                    (3,521,100)
     Exercise of stock options                                  378,438
                                                          ---------------
Balance at September 30, 1998                               193,592,519
                                                          ===============

On April 14, 1998, the Company sold 16.5 million Ordinary Shares for net proceeds of approximately $606 million.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

9.   Shareholders' Equity (cont'd.)

b)   Share repurchases

The Board of Directors had authorized the repurchase from time to time of the Company's Ordinary Shares in open market and private purchase transactions. On May 9, 1997 the Board of Directors terminated the then existing share repurchase program and authorized a new share program for up to $300 million of the Company's Ordinary Shares. During the first two quarters of fiscal 1998, the Company repurchased 3,521,100 Ordinary Shares under the share repurchase program for an aggregate cost of $107.6 million. No shares were repurchased after March 31, 1998. On July 6, 1998 the Executive Committee of the Board of Directors rescinded all existing authorizations for the repurchase of the Company's Ordinary Shares. During 1997, the Company repurchased 9,093,000 Ordinary Shares under share repurchase programs for an aggregate cost of $182.6 million.

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

d)   Dividends declared

Dividends declared amounted to $0.34, $0.27 and $0.21 per Ordinary Share for fiscal 1998, 1997 and 1996, respectively.

e)   Options

     (i)  Options outstanding

     Following is a summary of options issued and outstanding for 1998, 1997 and 1996.

                                                        Year        Average       Options for
                                                         of         Exercise        Ordinary
                                                     Expiration      Price           Shares
                                                     ----------     --------      -----------
Balance at September 30, 1995                                                      2,056,500
     Options granted                                  2004-2005      $12.47        1,227,600
     Options issued to holders of Tempest options     2004-2005      $ 7.90        1,338,267
     Options exercised                                  2003         $ 9.17           (3,000)
     Options forfeited                                2003-2004      $ 8.55         (105,000)
                                                                                  -----------

Balance at September 30, 1996                                                      4,514,367
     Options granted                                  2006-2007      $19.74        2,231,550
     Options issued under SAR Plan                    2002-2003      $21.33          950,400
     Options exercised                                2003-2004      $ 9.33         (254,394)
     Options forfeited                                2003-2007      $10.09         (307,500)
                                                                                  -----------

Balance at September 30, 1997                                                      7,134,423
     Options granted                                  2007-2008      $31.64        2,489,900
     Options exercised                                2003-2007      $11.21         (378,438)
     Options forfeited                                2006-2008      $27.51         (261,155)
                                                                                  -----------

Balance at September 30, 1998                                                      8,984,730
                                                                                  ===========

   Of the outstanding options at September 30, 1998, 5,148,264 were vested.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

9. Shareholders' Equity (cont'd.)

e)  Options (cont'd.)

   (ii)  SFAS 123 Pro Forma disclosures

   In October 1995, FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes accounting and reporting standards for stock-based employee compensation plans which include stock option and stock purchase plans. SFAS 123 provides employers a choice: adopt SFAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), while also providing the disclosure required under SFAS 123. The Company continues to account for stock-based compensation plans under APB 25. The following table outlines the Company's net income and earnings per share had the compensation cost been determined in accordance with the fair value method recommended in SFAS 123.

                               1998          1997
                              -------      --------
                              (in thousands, except
                                 per share data)
Net Income
   As reported                 $560,151    $502,725
   Pro Forma                   $550,894    $495,556

   Diluted earnings per share
   As reported                 $   2.96    $   2.69
   Pro Forma                   $   2.91    $   2.65

   The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: dividend yield of
   1.41 percent and 1.45 percent; expected volatility 24.9 percent and 26.2 percent; risk free interest rate of 5.61 percent and 5.92 percent and an expected life of 4.0 years and 3.5 years.

10. Employee benefit plans

a)  Pension plans

Substantially all of the Company's employees are covered by defined contribution pension plans which are non-contributory. Contributions are based on a percentage of eligible compensation. Pension expenses amounted to $5 million, $2.2 million and $1.7 million for 1998, 1997 and 1996, respectively.

b)  Options and Stock Appreciation Rights

In February 1996, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan (the "Incentive Plan") which incorporates stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 6,900,000 Ordinary Shares of the Company available for award under this Incentive Plan. Prior to the adoption of the Incentive Plan, the Company adopted the Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan ("SAR Plan") and a Stock Option Plan ("Option Plan") which will continue to run off. Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plan, generally, options expire ten years after the award date and vest in equal portions over three years. During 1998, 2,489,900 options were issued under the Incentive Plan. During 1997, 2,231,550 options were issued under the Incentive Plan. In addition, 950,400 options were issued under the SAR Plan. During 1996, 1,227,600 options were issued under the Incentive Plan and 1,338,267 options were issued with respect to the Tempest Re acquisition (see note 9 (e)).

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

10. Employee benefit plans (cont'd.)

b)  Options and Stock Appreciation Rights (Cont'd.)

With respect to the SAR plan, certain stock appreciation rights were forfeited in return for cash during 1997. All remaining stock appreciation rights were exercised in return for options and cash and/or shares of the Company under the terms of the Replacement Plan which was implemented in 1997 pursuant to the Equity Linked Incentive Plan. Total expenses incurred during 1997 relating to the SAR plan, including those incurred under the Replacement Plan, amounted to $5,500,000. In 1996, compensation expense of $6,023,000 was recorded. The SAR Plan entitled participants to the right to receive cash equal to the appreciation in value, as provided for in the plan, of the rights represented by the grant. Rights vested over a period of up to six years from the date of grant. Participants were entitled to receive cash payments equal to the amount of dividends paid on an equivalent number of shares. Compensation expense was accrued and recorded based on the change in the value of the stock appreciation rights during the year and the applicable vesting period.

c)  Employee Stock Purchase Plan

In February 1996, shareholders of the Company approved the ACE Limited Employee Stock Purchase Plan. Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the closing market price of the Company's shares on the last day of each subscription period. Subscription periods run for six months. With respect to the year ending September 30, 1998, 27,517 shares were subscribed for, resulting in an expense of $143,000 to the Company.

d)  Restricted stock awards

During 1998, 264,000 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 2002. In addition, 14,952 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the 1995 Outside Directors Plan ("the Plan"). These shares vest in February 1999.

During fiscal 1997, 149,175 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 1999. Also, during fiscal 1997, 15,084 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the Plan. These shares vested in February 1998. Also during 1997, 7,500 restricted Ordinary Shares were forfeited due to resignations by officers of the Company and its subsidiaries. During 1996, 27,000 restricted Ordinary Shares were awarded to an officer of the Company. These shares vest at various dates up to July 1999. Also during 1996, 20,202 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the Plan. These shares vested in February 1997. All non-vested restricted Ordinary Shares issued to directors prior to approval of the plan, in February 1996, were canceled upon approval of the Plan. Subsequently, two directors resigned resulting in the forfeiture of their restricted Ordinary Shares awards. All restricted stock awards contain restrictions relating to, among other things, transferability and forfeiture under certain circumstances.

At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 1998, 1997 and 1996.

                                                        1998                      1997                     1996
                                                     -----------              ------------             ------------
                                                                       (in thousands, except
                                                                      share and per share data)
Numerator:
Net Income                                           $    560,151             $    502,725             $    327,619

Denominator:
   Denominator for basic earnings per share -
     Weighted average share outstanding               185,130,479              184,148,641              162,153,091

   Effect of dilutive securities                        4,150,696                2,660,382                1,615,803
                                                     ------------             ------------             ------------

   Denominator for diluted earnings per share -
     Adjusted weighted average shares
       outstanding and assumed conversions            189,281,175              186,809,023              163,768,894
                                                     ============             ============             ============

Basic earnings per share                             $       3.03             $       2.73             $       2.02
                                                     ============             ============             ============

Diluted earnings per share                           $       2.96             $       2.69             $       2.00
                                                     ============             ============             ============

12. Taxation

Under current Cayman Islands law, the Company is not required to pay any taxes on its income or capital gains. The Company has received an undertaking that, in the event of any taxes being imposed, the Company will be exempt from taxation in the Cayman Islands until the year 2013. Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from taxation in Bermuda until March 2016.

Income from the Company's operations at Lloyd's are subject to United Kingdom corporation taxes. ACE USA is subject to income taxes imposed by U.S. authorities.

The provision for income taxes detailed below represents the Company's estimate of tax liability in respect of the Company's operations at Lloyd's and at ACE USA and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision for the years ended September 30, 1998, 1997 and 1996 as follows:

                                                         1998                     1997                    1996
                                                     ------------             ------------            -------------
                                                                             (in thousands)
Current tax expense                                  $      3,265             $      8,451             $     14,547
Deferred tax expense                                       16,775                   16,730                   11,996
                                                     ------------             ------------             ------------

Provision for income taxes                           $     20,040             $     25,181             $     26,543
                                                     ============             ============             ============

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

12. Taxation (Cont'd.)

The components of the net deferred tax asset and net deferred tax liability as of September 30, 1998 and 1997 is a follows:

                                                                           1998            1997
                                                                         ---------       ---------
                                                                             (in thousands)
Deferred tax assets
    Loss reserve discount                                                $  50,581       $     --
    Unearned premium adjustment                                              3,874             --
    Uncollectable reinsurance                                                5,185             --
    Other                                                                   49,646           3,012
                                                                         ---------       ---------

    Total deferred tax assets                                              109,286           3,012
                                                                         ---------       ---------

Deferred tax liabilities
    Deferred policy acquisition costs                                        3,741             --
    Unrealized appreciation of investments                                   9,282             --
    Other                                                                   43,696          40,508
                                                                         ---------       ---------
    Total deferred tax liabilities                                          56,719          40,508
                                                                         ---------       ---------

Valuation allowance                                                         27,303             --
                                                                         ---------       ---------
Net deferred tax asset (liability)                                       $  25,264       $ (37,496)
                                                                         =========       =========



13.    Statutory financial data

Under the Bermuda Insurance Act 1978, (as amended by the Insurance Amendment Act
1995) and Related Regulations the Company's Bermuda-based insurance and reinsurance subsidiaries ("the Bermuda subsidiaries") are required to file an annual Statutory Financial Return and Statutory Financial Statements and to maintain certain measures of solvency and liquidity during each year. Statutory capital and surplus of the Bermuda subsidiaries was $2,785 million, $2,265 million and $1,885 million at September 30, 1998, 1997 and 1996 and statutory net income was $592 million, $489 million and $301 million for 1998, 1997 and 1996, respectively. Statutory capital and surplus and statutory net income include the results of Tempest from July 1, 1996, and CAT from April 1, 1998, the dates of acquisition by the Company. The principal difference between statutory capital and surplus and statutory net income of the Bermuda subsidiaries and shareholders' equity and net income of the Bermuda subsidiaries computed in accordance with GAAP relates to deferred acquisition costs of the subsidiaries and goodwill.

There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

The Company's US Insurance Subsidiaries are subject to various state statutory and regulatory restrictions that limit the amount of dividends that may be paid without prior approval from regulatory authorities. These restrictions differ by state, but are generally based on calculations incorporating statutory surplus, statutory net income, and/or investment income. The US Insurance Subsidiaries' combined statutory surplus amounted to $252 million at September 30, 1998. The combined statutory net result of the US Insurance Subsidiaries was a loss of $98 million for the nine months ended September 30, 1998.

The payment of any dividends from the Company's UK subsidiaries would be subject to applicable UK insurance law including those promulgated by the Society of Lloyd's.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

14.  Condensed unaudited quarterly financial data

1998                                           First        Second       Third        Fourth
                                              Quarter      Quarter      Quarter      Quarter
                                              --------     --------     --------     --------
                                                   (in thousands, except per share data)
Adjusted for pooling-of-interests
Net premiums earned                           $205,330     $221,475     $246,350     $221,148
Net investment income                           63,672       78,283       93,011       89,288
Net realized gains (losses)
  on investments                                27,493      145,616       69,448      (54,172)
                                              --------     --------     --------     --------
    Total revenues                            $296,495     $445,374     $408,809     $256,264
                                              ========     ========     ========     ========
Losses and loss expenses                      $122,255     $129,780     $146,233     $118,624
                                              ========     ========     ========     ========
Net income                                    $122,210     $247,901     $176,528     $ 13,512
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.72     $   1.48     $   0.96     $   0.07
                                              ========     ========     ========     ========
As originally reported
Net premiums earned                           $167,821     $184,746     $213,126     $221,148
Net investment income                           58,413       73,129       88,151       89,288
Net realized gains (losses)
  on investments                                27,492      145,616       68,791      (54,172)
                                              ---------    --------     --------     --------
    Total revenues                            $253,726     $403,491     $370,068     $256,264
                                              ========     ========     ========     ========
Losses and loss expenses                      $109,161     $116,265     $134,305     $118,624
                                              ========     ========     ========     ========
Net income                                    $112,816     $236,205     $171,463     $ 13,512
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.67     $   1.41     $   0.95     $   0.07
                                              ========     ========     ========     ========

1997                                           First        Second       Third        Fourth
                                              Quarter      Quarter      Quarter      Quarter
                                              --------     --------     --------     --------
                                                   (in thousands, except per share data)
Adjusted for pooling-of-interests
Net premiums earned                           $206,919     $199,150     $202,965     $196,338
Net investment income                           62,867       61,160       64,303       65,110
Net realized gains (losses)
  on investments                                41,580       (2,480)      45,788     $ 42,814
                                              --------     --------     --------     --------
    Total revenue                             $311,366     $257,830     $313,056     $304,262
                                              ========     ========     ========     ========
Losses and loss expenses                      $123,019     $117,350     $123,900     $121,871
                                              ========     ========     ========     ========
Net income                                    $138,443     $ 87,676     $139,915     $136,691
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.72     $   0.46     $   0.76     $   0.74
                                              ========     ========     ========     ========
As originally reported
Net premiums earned                           $164,400     $158,641     $163,605     $158,192
Net investment income                           59,738       58,094       59,545       60,446
Net realized gains (losses)
  on investments                                41,723       (2,339)      45,786       42,812
                                              --------     --------     --------     --------
    Total revenues                            $265,861     $214,396     $268,936     $261,450
                                              ========     ========     ========     ========
Losses and loss expenses                      $110,150     $105,290     $111,380     $109,121
                                              ========     ========     ========     ========
Net income                                    $125,741     $ 77,949     $130,038     $127,626
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.71     $   0.45     $   0.77     $   0.75
                                              ========     ========     ========     ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

15. Condensed unaudited pro forma information relating to the acquisitions of ACE USA and CAT

The following pro forma information assumes the acquisitions occurred at the beginning of each year presented. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated at the beginning of each year presented, nor is it necessarily indicative of future operating results.

                                                          1998                1997
                                                     ------------        ------------
                                                    (in thousands, except per share
                                                                 data)
Pro forma:
   Net premiums earned                                 $  988,847         $ 1,054,060
   Net Investment income                                  337,603             308,836
   Net income                                             581,310             448,791

   Diluted earnings per share                          $     3.07         $      2.40