Form 10-K, Exhibit 13
period 1999-12-31
ACE LTD
filed 2000-03-29
CIK 896159

                                  ACE Limited

                            Selected Financial Data

   The following table sets forth selected consolidated financial data of the Company as of and for the year ended December 31, 1999 and for each of the years in the four-year period ended September 30, 1998. These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition," presented on pages 37 to 79 and 18 to 36 respectively, of this annual report. On July 2, 1999, the Company changed its fiscal year end from September 30 to December 31. This change was implemented retroactively to December 31, 1998 so that the 1999 fiscal year is for the twelve-month period ended December 31, 1999.

                          For the year  For the three  For the year  For the year  For the year  For the year
                             ended      months ended      ended         ended         ended         ended
                          December 31    December 31   September 30  September 30  September 30  September 30
                              1999          1998           1998          1997          1996          1995
                          ------------  -------------  ------------  ------------  ------------  ------------
                           (in thousands of U.S. dollars, except share and per share data and selected other data)
Operations data:
 Net premiums written...  $  2,495,348  $    154,103   $    880,973  $    789,773  $    781,884  $    544,880
                          ============  ============   ============  ============  ============  ============
 Net premiums earned....     2,485,737       218,007        894,303       805,372       755,840       473,133
 Net investment income..       493,337        85,095        324,254       253,440       213,701       184,041
 Net realized gains on
  investments...........        37,916       130,154        188,385       127,702        55,229        50,765
 Losses and loss
  expenses..............     1,639,543       111,169        516,892       486,140       520,277       366,322
 Policy acquisition
  costs and
  administrative
  expenses..............       833,312        69,030        271,567       153,486       138,343        81,976
 Amortization of
  goodwill..............        45,350         4,435         12,834         7,325         1,507          (437)
 Interest expense.......       105,138         4,741         25,459        11,657        10,481         5,036
 Income taxes...........        28,684         5,342         20,040        25,181        26,543         7,673
                          ------------  ------------   ------------  ------------  ------------  ------------
 Net income.............  $    364,963  $    238,539   $    560,151  $    502,725  $    327,619  $    247,369
                          ============  ============   ============  ============  ============  ============
 Fully diluted earnings
  per share.............  $       1.85  $       1.21   $       2.96  $       2.69  $       2.00  $       1.59
                          ============  ============   ============  ============  ============  ============
Balance sheet data (at
 end of period)
 Total investments and
  cash..................  $ 12,875,535  $  6,214,900   $  6,201,074  $  4,787,916  $  4,342,781  $  3,225,786
 Total assets...........    30,122,888     8,834,305      8,788,753     5,647,596     5,077,780     3,514,946
 Net unpaid losses and
  loss expenses.........     8,908,817     2,577,805      2,678,341     2,006,873     1,892,302     1,452,299
 Total shareholders'
  equity................     4,450,560     3,909,577      3,714,270     2,785,155     2,367,006     1,524,123
 Fully diluted book
  value per share.......  $      20.28  $      20.19   $      19.14  $      15.40  $      12.46  $       9.96
Selected other data
 Loss and loss expense
  ratio.................          66.0%         51.0%          57.8%         60.4%         68.8%         77.4%
 Underwriting and
  administrative expense
  ratio.................          33.5%         31.7%          30.4%         19.0%         18.3%         17.2%
 Combined ratio.........          99.5%         82.7%          88.2%         79.4%         87.1%         94.6%
 Loss reserves to
  capital and surplus
  ratio.................         200.2%         65.9%          72.1%         72.1%         79.9%         95.3%
 Ratio of net premiums
  written to capital and
  surplus...............        0.56:1        0.04:1         0.24:1        0.28:1        0.33:1        0.36:1
 Weighted average shares
  outstanding--diluted..   197,626,354   197,349,356    189,281,175   186,809,023   163,768,894   155,505,028
 Cash dividends per
  share.................  $       0.42  $       0.09   $       0.34  $       0.27  $       0.21  $       0.17

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The following is a discussion of the Company's results of operations, financial condition, liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements and related notes, thereto presented on pages 37 to 79 of this annual report.

Safe Harbor Disclosure

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere herein and in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to insurance regulation or taxation in additional jurisdictions or amending or revoking or enacting any laws, regulations or treaties affecting the Company's current operations), (ii) the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding the Company's estimates, (iii) legal developments, (iv) the uncertainties of the loss reserving process including the difficulties associated with assessing environmental and latent injuries,
(v) the actual amount of new and renewal business and market acceptance of expansion plans, (vi) loss of the services of any of the Company's executive officers, (vii) changing rates of inflation and other economic conditions,
(viii) losses due to foreign currency exchange rate fluctuations, (ix) ability to collect reinsurance recoverables, (x) the competitive environment in which the Company operates, related trends and associated pricing pressures and developments, (xi) the impact of mergers and acquisitions, including the ability to successfully integrate acquired businesses and achieve cost savings, competing demands for ACE's capital and the risk of undisclosed liabilities,
(xii) the impact of Year 2000 related issues, (xiii) developments in global financial markets which could affect the Company's investment portfolio and financing plans, and (xiv) risks associated with the introduction of new products and services. The words "believe", "anticipate", "estimate", "project", "plan", "expect", "intend", "hope", "will likely result" or "will continue" and variations thereof and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

   On July 2, 1999, the Company changed its fiscal year-end from September 30 to December 31. This change was implemented retroactively to December 31, 1998 so that the 1999 fiscal year is the twelve month period ending December 31, 1999. For purposes of the analysis of the Company's results of operations, the Company's December 31, 1999 fiscal year has been compared to the years ended September 30, 1998 and 1997, the two most recent audited fiscal years. For the discussion of financial condition, balance sheet data at December 31, 1999 and 1998 has been used.

   ACE Limited ("ACE" or "the Company"), through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds in the United States and almost 50 other countries. In addition, ACE, through ACE Global Markets, provides funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies which are indirect wholly owned subsidiaries of ACE. ACE operates through six main business segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International and ACE Financial Services. "ACE USA" principally includes the domestic U.S. business of ACE INA together with the original ACE USA division acquired on January 2, 1998 ("ACE US Holdings"). These segments are defined in note 17 of the consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   On July 2, 1999, the Company acquired of the international and domestic property and casualty businesses of CIGNA Corporation ("CIGNA") for $3.45 billion in cash (the "ACE INA Acquisition"). Under the terms of the agreement the Company, through a newly created U.S. holding company, ACE INA, acquired CIGNA's domestic property and casualty insurance operations and also its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies. In connection with the ACE INA Acquisition, National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., is providing $1.25 billion of protection against adverse development with respect to the loss and loss adjustment expense reserves acquired on July 2, 1999. The ACE INA acquisition has been recorded using the purchase method of accounting and, accordingly, the consolidated financial statements include the results of operations and balance sheet of ACE INA and its subsidiaries from July 2, 1999, the date of the acquisition.

   On December 30, 1999, the Company completed the acquisition of Capital Re Corporation ("Capital Re"). Following the acquisition the name of the Company was changed to ACE Financial Services, Inc. and is referred to herein as Capital Re or ACE Financial Services. This transaction added significant depth and expertise to ACE's financial reinsurance capabilities and represents a strategic complement to the Company's diversified portfolio by establishing ACE as a key financial guaranty reinsurer. The Capital Re acquisition has been recorded using the purchase method of accounting and, accordingly, the consolidated financial statements include the results of operations and balance sheet of Capital Re and its subsidiaries from December 30, 1999, the date of the acquisition.

   The Company expects to continue evaluating potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

Results of Operations--Year ending December 31, 1999 and years ending September 30, 1998 and 1997

   During 1999 and 1998, the Company made four substantial acquisitions that were accounted for under the purchase method of accounting, which requires that income from the acquired company only be included in the results of the Company from the date of acquisition. This makes it difficult to compare the financial statements as presented. CAT Limited's ("CAT") results are included from April 1, 1998, ACE US Holding's results are included from January 2, 1998 and ACE INA's results are included from July 2, 1999. As Capital Re was acquired on December 30, 1999, its results have no effect on the following analysis. In addition, each year, the Company has increased its percentage of participation in the Lloyd's syndicates it manages.

 Net Income

                                        Year Ended   Year Ended   Year Ended
                                        December 31 September 30 September 30
                                           1999         1998         1997
                                        ----------- ------------ ------------
                                            (in millions of U.S. dollars)
   Income excluding net realized gains
    on investments and non-recurring
    expenses...........................    $330         $418         $381
   Non-recurring expenses (net of
    taxes).............................      (7)         (46)          (6)
   Net realized gains on investments
    (net of taxes).....................      42          188          128
                                           ----         ----         ----
   Net income..........................    $365         $560         $503
                                           ====         ====         ====

   Income excluding net realized gains on investments and non-recurring expenses was $330 million or $1.67 per share in 1999 compared to $418 million or $2.21 per share in 1998 and $381 million or $2.04 per share in 1997. Net income, excluding net realized gains and non-recurring expenses, declined by $88 million or 21

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

percent in 1999 primarily due to the impact of property catastrophe losses which are discussed further in underwriting results.

   The decline in net income of $195 million from 1998 to 1999 is due in part to the $88 million decline in income excluding net realized gains and non-recurring expenses explained above. In addition, the Company had net realized gains on investments of $42 million in 1999 compared with $188 million in 1998. This decrease contributed $146 million to the decline and is explained later in the discussion of net realized gains (losses) on investments. The Company incurred non-recurring expenses (net of taxes) of $7 million in 1999 with respect to the ACE INA Acquisition compared with $46 million in 1998 with respect to the acquisition of Tarquin, accounting for the remaining difference between 1999 and 1998.

   Income excluding net realized gains on investments and non-recurring expenses for 1998 increased by $37 million or 9.8 percent compared with 1997. This increase was predominantly the result of the inclusion of the results of ACE US Holdings following the acquisition on January 2, 1998 of ACE USA and the inclusion of the results of CAT following its acquisition on April 1, 1998.

   Net income increased by $57 million in 1998 over 1997. This increase is the result of the increase of $37 million in income excluding net realized gains on investments and non-recurring expense, together with an increase in net realized gains of $60 million, offset by non-recurring charges incurred in the Tarquin acquisition.

 Premiums

                         Year Ended              Year Ended              Year Ended
                         December 31 Percentage September 30 Percentage September 30
                            1999       Change       1998       Change       1997
                         ----------- ---------- ------------ ---------- ------------
                                        (in millions of U.S. dollars)
Gross premiums written:
  ACE Bermuda...........   $   553       6.4 %     $  520       (1.3)%      $527
  ACE Global Markets....       635      45.0 %        438       38.3 %       316
  ACE Global
   Reinsurance..........       182      46.8 %        124        7.2 %       116
  ACE USA...............     1,567     877.9 %        160        --          --
  ACE International.....       932       --           --         --          --
                           -------     -----       ------      -----        ----
                           $ 3,869     211.5 %     $1,242       29.5 %      $959
                           =======     =====       ======      =====        ====

Net premiums written:
  ACE Bermuda...........   $   429       8.5 %     $  395      (12.4)%      $452
  ACE Global Markets....       439      38.9 %        314       39.2 %       227
  ACE Global
   Reinsurance..........       145      55.7 %         94      (16.0)%       111
  ACE USA...............       797     914.8 %         78        --          --
  ACE International.....       685       --           --         --          --
                           -------     -----       ------      -----        ----
                           $ 2,495     182.5 %     $  881       11.8 %      $790
                           =======     =====       ======      =====        ====

Net premiums earned:
  ACE Bermuda...........   $   510      31.2 %     $  389      (18.8)%      $479
  ACE Global Markets....       364      29.0 %        279       35.8 %       207
  ACE Global
   Reinsurance..........       140      (9.5)%        155       30.6 %       119
  ACE USA...............       749     956.7 %         71        --          --
  ACE International.....       723       --           --         --          --
                           -------     -----       ------      -----        ----
                           $ 2,486     178.0 %     $  894       11.0 %      $805
                           =======     =====       ======      =====        ====

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

   During 1999 and 1998, most insurance markets continued to face significant competitive pressures as a result of excess capital in both the insurance and reinsurance markets. This has resulted in continuing price pressure in most insurance and reinsurance lines. However, the Company has continued to make strategic acquisitions, increase its participation in the Lloyd's syndicates managed by the Company, and develop new and expand existing product lines while maintaining its focus on underwriting and pricing discipline. This has resulted in increases in gross and net premiums written and net premiums earned in each of the fiscal years ended December 31, 1999 and September 30, 1998.

Gross Premiums Written

   Gross premiums written for the year ended December 31, 1999 increased 212 percent to $3.9 billion compared with $1.2 billion for the year ended September 30, 1998. Premiums for the Company increased primarily due to the inclusion of ACE INA since July 2, 1999. All segments, however, reported increases in gross premiums written compared with last year. During 1998, gross premiums written increased to $1.2 billion compared with $959 million in 1997, an increase of $283 million. The growth in gross premiums written during 1998 was mainly a result of the inclusion of nine months of premiums from ACE US Holdings and six months of premiums from CAT, following their acquisitions on January 2, 1998 and April 1, 1998, respectively. The 1998 growth is also due to the increased participation in the Lloyd's syndicates managed by the Company.

   ACE Bermuda: Gross premiums written for the year ended December 31, 1999 increased 6 percent over the year ended September 30, 1998. The increase was primarily the result of significant increases in business in the tailored risk solutions division and in new political risk products. This new business was offset by decreases in the satellite, excess liability, and professional lines divisions due to continued market pressures. Gross premiums written decreased by $7 million in 1998 compared with 1997. ACE Bermuda had increases in premium from tailored risk solutions, the satellite program and the joint ventures in which ACE Bermuda participates. These increases were offset by declines in the excess liability and directors and officers lines of business, primarily due to the competitive pressures in the market.

   ACE Global Markets: The increase in gross premiums written in 1999 of $197 million or 45 percent over 1998 is primarily the result of increased participation over 1998. Throughout 1999 there have been rate reduction pressures, excess capacity, and industry consolidations which have created difficult market conditions. Recently, the divisions have all seen some rate stabilization. It is anticipated that gross premiums written will continue to increase in the year 2000 as the Company has again increased its capacity at Lloyd's. The focus for ACE Global Markets in 1999 has been to protect earnings by restructuring the broad portfolio of specialty business that it writes to both maximize available profitability and to lessen its exposure to less profitable lines. Gross premiums written also increased in 1998 over 1997, again as a result of the Company's increased participation on its syndicates.

   ACE Global Reinsurance: Gross premiums written by Tempest Re increased 47 percent to $182 million for the year ended December 31, 1999 compared to the year ended September 30, 1998. The Company acquired CAT in April 1998 and therefore 1999 includes a full year of CAT results whereas 1998 only includes six months of results from the CAT business. Although a few areas of business continue to see declines due to consolidation among Tempest Re's insureds, overall the competitive environment is less adverse than it has been in the last couple of years and Tempest Re is seeing opportunities to write new business at firmer rates. In 1998, market conditions were very competitive in the property catastrophe reinsurance business and rates declined in the absence of major loss activity. While the combined Tempest Re and CAT operations recorded gross premiums written of $124 million in 1998 compared with $116 million for Tempest Re alone in 1997, each company on an individual basis showed declines in gross premiums written compared to the 1997 year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   ACE USA: Gross premiums written for ACE USA in 1999 include premiums from both ACE US Holdings and the U.S. operations of ACE INA which are included from July 2, 1999, the date of acquisition. As a result, gross premiums written for 1999 have increased by 878 percent over 1998. Gross premiums written of $160 million in 1998 represents nine months of premiums from ACE US Holdings as it was acquired by the Company on January 2, 1998. On a comparable basis, gross premiums written are slightly ahead of 1998 for the combined U.S. operation. Prior to January 2, 1998, the Company had no U.S. based operations.

   ACE International: Gross premiums written were $932 million for the 1999 period since the date of acquisition which, on a comparable basis, are ahead of 1998. All markets for commercial property and casualty insurance remained highly competitive although ACE International is seeing a slowdown in the rate erosion that has existed for the past two to three years.

Net Premiums Written

   Net premiums written increased by $1.6 billion to $2.5 billion in 1999 compared to 1998. As with gross premiums written, the increase is primarily due to the inclusion of the results of the ACE INA business although increases were experienced in all business segments as discussed above. The increases in net premiums written for ACE Global Reinsurance and ACE Global Markets are explained above in the gross premiums written discussion.

   Net premiums written increased by $91 million to $881 million in 1998 compared with $790 million in 1997. This increase, as with the increase in gross premiums written, is the result of increases in the Company's participation in the Lloyd's syndicates managed by ACE Global Markets as well as the contributions of ACE US Holdings and CAT during the year. Net premiums written in ACE Bermuda decreased from $452 million in 1997 to $395 million in 1998. This decline was primarily the result of continuing declines in directors and officers liability and excess liability premiums, as described above in the discussion of gross premiums written, offset somewhat by growth in net premiums written from the satellite and tailored risk solutions and in the joint ventures business written by ACE Bermuda.

   Net premiums written were also affected by an increase in the use of reinsurance during 1998, predominantly in ACE Bermuda where they purchased an excess liability quota share reinsurance treaty and also put in place excess liability excess of loss treaty that limits the retained risk on a single occurrence to $100 million. In addition, during 1998, the satellite division of ACE Bermuda and Tempest Re each purchased additional reinsurance to cover catastrophic events.

Net Premiums Earned

   Net premiums earned increased by $1.6 billion to $2.5 billion compared to $894 million at September 30, 1998, an increase of 178 percent. As with gross premiums written and net premiums written, the increase is due primarily to the inclusion of the results of the newly acquired ACE INA business. ACE Bermuda, ACE Global Markets and ACE Global Reinsurance experienced increases in net premiums earned during the period as well, as discussed for both gross and net premiums written. The tailored risk solutions division at ACE Bermuda contributed significantly to the increase due to the commutation of a tailored risk solutions reinsurance contract and the writing of several significant loss portfolio transfer contracts in the year which generated immediate premiums earned of approximately $150 million.

   For the year ended September 30, 1998, net premiums earned increased by $89 million to $894 million compared with $805 million for September 30, 1997, an increase of 11 percent. This increase was a result of the contributions from ACE US Holdings and CAT during the year following their acquisitions as well as an increase in net premiums earned resulting from the Company's participation in the Lloyd's syndicates under management. This increase was partially offset by declines in net premiums earned in ACE Bermuda as a result of declines in net premiums written.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


Underwriting Results

   The underwriting results of a property and casualty insurer are discussed frequently by reference to its combined ratio, loss and loss expense ratio and underwriting and administrative expense ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the losses and loss expense ratio and the underwriting and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting income and a combined ratio exceeding 100 percent indicates underwriting losses.

                                                      Year ended   Year ended
                                         December 31 September 30 September 30
                                            1999         1998         1997
                                         ----------- ------------ ------------
Loss and loss expense ratio
  ACE Bermuda...........................     76.5%       75.9%        80.6%
  ACE Global Markets....................     56.6        51.8         43.1
  ACE Global Reinsurance................     69.2        22.0          8.8
  ACE USA...............................     71.2        60.4          --
  ACE International.....................     57.1         --           --
    Consolidated........................     66.0%       57.8%        60.4%

Underwriting and administrative expense
 ratio
  ACE Bermuda...........................     10.4%       14.9%        11.3%
  ACE Global Markets....................     40.9        42.8         24.3
  ACE Global Reinsurance................     23.4        17.5         16.9
  ACE USA...............................     33.6        33.5          --
  ACE International.....................     40.9         --           --
    Consolidated........................     33.5%       30.4%        19.0%

Combined Ratio
  ACE Bermuda...........................     86.9%       90.8%        91.9%
  ACE Global Markets....................     97.5        94.6         67.4
  ACE Global Reinsurance................     92.6        39.5         25.7
  ACE USA...............................    104.8        93.9          --
  ACE International.....................     98.0         --           --
    Consolidated........................     99.5%       88.2%        79.4%

   The process of establishing reserves for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in the Company's results of operations in the period in which the estimates are changed.

   In addition, catastrophe losses may have a significant effect on the insurance and reinsurance industry. ACE Global Reinsurance and other segments of the group have exposure to windstorm, hail, earthquake and other catastrophic events, all of which are managed using measures including underwriting controls, occurrence caps as well as modeling, monitoring and managing accumulations. The Company uses its retrocessional programs to limit its net losses from catastrophes. However, property catastrophe loss experience is generally characterized as low frequency but high severity short-tail claims which may result in volatility in financial results.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   During 1999, there were a significant number of catastrophes that impacted the results of the Company including: a hailstorm in New South Wales, Australia in April 1999; tornadoes in the U.S. midwest in May 1999; from July to September 1999 there were major earthquakes in Taiwan, Turkey, Greece and Mexico, a typhoon in Japan and Hurricane Floyd in the U.S.; and in December 1999 there were several severe windstorms in Europe.

   Losses and loss expenses increased substantially in the year ended December 31, 1999 to $1.6 billion compared with $517 million in the year ended September 30, 1998. This increase is primarily due to the inclusion of losses and loss expenses for ACE INA following the acquisition as well as the catastrophes discussed above. The Company's losses and loss expense ratio also increased from 57.8 percent in 1998 to 66.0 percent in 1999. This increase is primarily due to the inclusion of the domestic business of ACE INA as well as an increase in insured catastrophes during the year

   Losses and loss expenses increased for the year ended September 30, 1998 to $517 million compared with $486 million in 1997 due to the inclusion of losses and loss expenses from ACE US Holdings and CAT since their acquisitions as well as the Company's increased participation in the Lloyd's syndicates under management. However, the losses and loss expense ratio decreased to 57.8 percent in 1998 compared with 60.4 percent in 1997. This decrease is the result of the changing mix of premiums written and earned by the Company, highlighted by the inclusion of ACE US Holdings and CAT in the 1998 fiscal year whose loss ratios were generally lower than the majority of the Company's book of business in 1997.

   ACE Bermuda: The loss ratio for 1999 did not substantially change from 1998. The loss ratio decreased in 1998 to 75.9 percent from 80.6 percent in 1997 primarily due to a change in the mix of business written.

   ACE Global Markets: The loss ratio has increased over the past two years from 43.1 percent in 1997 to 51.8 percent in 1998 and 56.6 percent in 1999. This increase is primarily the result of the increasing amount of non-Tarquin business written in the syndicates managed by the Company. The Company's participation in the Tarquin syndicate has been relatively flat over the past two years, while the Company's participation on the other syndicates, which historically have had higher loss ratios, continues to increase.

   ACE Global Reinsurance: The loss ratio for this segment is directly impacted by the level of insured catastrophes in a year. In 1999, there were a significant number of insured catastrophes resulting in a loss ratio of 69.2 percent compared with 22.0 percent in 1998 and 8.8 percent in 1997, a year with very little loss activity. The increase in Tempest Re's loss ratio over last year accounts for $63 million of the total decline of $88 million in income including net realized gains and non-recurring expenses.

   ACE USA: The loss ratio of ACE USA increased to 71.2 percent in 1999 compared with 60.4 percent in 1998. This increase is primarily because the domestic business of ACE INA has historically had a loss ratio in excess of ACE US Holdings. The loss ratio of ACE USA was also impacted by catastrophes during the year, principally Hurricane Floyd in the third quarter.

   ACE International: The loss ratio for ACE International was higher than anticipated primarily due to catastrophe activity since July 2, 1999, the date of acquisition. The loss ratio was affected by several earthquakes, a typhoon in the third quarter and European storms in the fourth quarter.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

   Underwriting and administrative expenses are comprised of the amortization of deferred acquisition costs, which include commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, and administrative expenses which include all other operating costs. As with losses and loss expenses, total underwriting and administrative expenses increased significantly from $272 million in 1998 to $833 million in 1999 primarily due to the inclusion of ACE INA following the acquisition. The underwriting and administrative expense ratio increased to
33.5 percent in 1999 from 30.4 percent in 1998. However, underwriting and administrative expenses include non-recurring expenses of $11 million for 1999 with respect to the acquisition of ACE INA and $58 million for 1998 with respect to the acquisition of Tarquin. Excluding these non-recurring expenses in 1999 and 1998, the underwriting and administrative expense ratios would have been 33.1 percent and 25.0 percent respectively. The increase in the ratio is primarily due to the change in mix of business. For example, ACE International, which has an underwriting and administrative expense ratio of 40.9 percent (due mainly to the higher costs associated with accident and health business) accounted for 29 percent of total net premium earned in 1999. These increases were offset by a decline in the underwriting and administrative expense ratio of ACE Bermuda primarily due to ceding commissions generated on their expanded reinsurance programs.

   Underwriting and administrative expenses increased for the year ended September 30, 1998 to $272 million compared with $153 million in 1997 primarily due to the inclusion of the non-recurring expenses with respect to the Tarquin acquisition as well as the inclusion of underwriting and administrative expenses due to the ACE US Holdings and CAT acquisitions. The increase is also partly due to the increased underwriting and administrative expenses generated by the Company's increased participation in Lloyd's. Excluding the non-recurring expenses, the underwriting and administrative expense ratio would have been 25.0 percent compared to 19.0 percent in 1997.

   Underwriting results for all segments (except ACE USA in 1999 and ACE Bermuda in 1998) are consistent with the Company's operating objective of achieving an underwriting profit despite the increase in catastrophe activity in 1998 and 1999. Following the acquisition of ACE INA, the Company initiated several cost reduction initiatives at ACE INA. These included staff reductions at ACE INA, outsourcing the IT operations at ACE USA and consolidating numerous ACE USA field offices. ACE believes that these initiatives should assist ACE USA in achieving a combined ratio under 100 percent.

Net Investment Income

                          Year ended              Year ended              Year ended
                          December 31 Percentage September 30 Percentage September 30
                             1999       Change       1998       Change       1997
                          ----------- ---------- ------------ ---------- ------------
                                         (in millions of U.S. dollars)
ACE Bermuda.............     $174       (17.2)%      $211        11.4%       $189
ACE Global Markets......       28        46.1 %        19        20.3%         16
ACE Global Reinsurance..       60        13.2 %        53        42.3%         37
ACE USA.................      189       368.8 %        40         --          --
ACE International.......       41         --          --          --          --
Other...................        1         --           1          --           11
                             ----                    ----                    ----
Total investment
 income.................     $493                    $324                    $253
                             ====                    ====                    ====

   Net investment income increased by $169 million in the year ended December 31, 1999 compared with the year ended September 30, 1998. The primary reason for this is an increase in the size of investment assets resulting from the ACE INA acquisition on July 2, 1999. In addition, there was a significant rise in U.S. interest rates with U.S. Treasury bond yields closing the year between 150 and 200 basis points higher than at September 30, 1998. This had a marginal impact on the portfolio yield for the year, but as the portfolio is turned over and new money invested, higher market yields should have a positive impact going forward. The average yield on the investment portfolio in 1999 was not significantly different from that generated in 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   Net investment income increased by $71 million or 27.9 percent in 1998 compared with 1997. This increase is primarily due to an increase in the investable asset base resulting from the inclusion of the ACE US Holdings and CAT portfolios in 1998 as well as positive cash flows from operations and the reinvestment of funds generated by the portfolio. Consistent with the overall decline in U.S. interest rates during 1998, the average yield earned on the investment portfolio in 1998 was down when compared with the yield generated in 1997.

   ACE Bermuda: Net investment income decreased by 17 percent to $174 million in 1999 compared with $211 million in 1998 primarily due to a decline in the investable asset base of ACE Bermuda. During 1999, ACE Bermuda paid $650 million in dividends to ACE Limited to partially finance the ACE INA acquisition and to cover other operating expenses of the holding company. Net investment income increased by 11 percent to $211 million in 1998 compared with $189 million in 1997, primarily due to an increase in its investable asset base during 1998.

   ACE Global Markets: Net investment income increased by 46 percent to $28 million compared with $19 million in 1998 and $16 million in 1997. These increases result from the Company's increased participation on the Lloyd's syndicates it manages.

   ACE Global Reinsurance: Net investment income increased by 13 percent to $60 million compared with $53 million in 1998 and $37 million in 1997. The investable asset base of Tempest Re declined in 1999 as Tempest Re paid $316 million of dividends to ACE Limited and paid claims related to the 1999 catastrophes. However, 1999 includes a full year of income on the CAT investment portfolio compared with six months of investment income in 1998, offsetting the decline in the asset base.

   ACE USA: Net investment income increased by 369 percent to $189 million in 1999 compared with $40 million in 1998. Net investment income includes both ACE US Holdings and the U.S. operations of ACE INA which are included from July 2, 1999. Net investment income for 1998 represents nine months of net investment income from ACE US Holdings as it was acquired on January 2, 1998. Prior to January 2, 1998, the Company had no U.S. based operations.

   ACE International: Net investment income of $41 million represents the net investment income of ACE International since July 2, 1999, the date of acquisition.

Net Realized Gains (Losses) on Investments

                                          Year Ended   Year Ended   Year Ended
                                          December 31 September 30 September 30
                                             1999         1998         1997
                                          ----------- ------------ ------------
                                              (in millions of U.S. dollars)
Fixed maturities and short-term
 investments............................     $(82)        $ 58         $ 59
Equity securities.......................       47          168           38
Financial futures and option contracts..       68           (9)          57
Other investments.......................        9          --           --
Currency................................       (4)         (29)         (26)
                                             ----         ----         ----
                                             $ 38         $188         $128
                                             ====         ====         ====

   The Company's investment strategy takes a long-term view and the portfolio is actively managed to maximize total return within certain specific guidelines, which minimize risk. The portfolio is reported at fair value. The effect of market movements on the investment portfolio will directly impact net realized gains (losses) on investments when securities are sold. Changes in unrealized appreciation (depreciation) which

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

result from the revaluation of securities held, are reported as a separate component of accumulated other comprehensive income.

   The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar holdings currently held in the portfolio not specifically targeted to match the currency of liabilities. The contracts used are not designated as specific hedges and therefore, realized and unrealized gains and losses recognized on these contracts are recorded as a component of net realized gains (losses) in the period in which the fluctuations occur, together with net foreign currency gains (losses) recognized when non-U.S. dollar securities are sold.

   Sales proceeds for fixed maturity securities were generally lower than their amortized cost during the year. This resulted in net realized losses of $82 million being recognized on fixed maturities and short-term investments during the year ended December 31, 1999 compared to net realized gains of $58 million for the year ended September 30, 1998.

   Continued positive returns in the international equity markets and the liquidation of two domestic stock portfolios contributed to net realized gains on the sale of equity securities of $47 million in fiscal 1999 and $168 million in fiscal 1998.

   Certain of the Company's external managers of fixed income securities use fixed income futures contracts to manage duration exposure, and losses of $18 million were recognized on these during the year ended December 31, 1999. Net realized gains generated by the Company's equity index futures contracts amounted to $86 million during the period. Total net realized gains attributable to the financial futures and option contracts amounted to $68 million, compared to losses of $9 million for the year ended September 30, 1998.

Other Expenses

                    Year Ended              Year Ended              Year Ended
                    December 31 Percentage September 30 Percentage September 30
                       1999       Change       1998       Change       1997
                    ----------- ---------- ------------ ---------- ------------
                                   (in millions of U.S. dollars)
Goodwill...........    $ 45       253.4%       $13         75.2%       $ 7
                       ====                    ===                     ===
Interest expense...    $105       313.0%       $25        118.4%       $12
                       ====                    ===                     ===

   The increase in goodwill amortization in 1999 is primarily the result of the amortization of goodwill with respect to the ACE INA acquisition on July 2, 1999. The increase in goodwill in 1998 over 1997 is a result of amortization of goodwill with respect to the acquisition of CAT.

   The increase in interest expense in 1999 is a result of the additional debt taken on by the Company in connection with the acquisition of ACE INA. For further information on the Company's outstanding debt, see note 8 of the consolidated financial statements.

CONSOLIDATED FINANCIAL POSITION

   At December 31, 1999, total assets were $30.1 billion compared with $8.8 billion at December 31, 1998. The $21.3 billion increase is primarily due to the acquisition of ACE INA and Capital Re during the year. On July 2, 1999, ACE INA added $20.7 billion in assets and on December 30, 1999, Capital Re added $1.5 billion. These additions were offset by the use of $1.1 billion in assets to complete the ACE INA and Capital Re acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

   At December 31, 1999, total investments and cash amounted to approximately $12.9 billion, compared to $6.2 billion at December 31, 1998. The increase is due primarily to the inclusion of ACE INA's cash and investment portfolio of $7.2 billion acquired by the Company on July 2, 1999 and Capital Re's investments and cash of $1.1 billion acquired by the Company on December 30, 1999. The Company used $1.0 billion and $110 million of available cash and investments in the ACE INA and Capital Re acquisitions, respectively. The Company's investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested primarily in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets.

   The Company maintains loss reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The reserve for unpaid losses and loss expenses of $16.5 billion at December 31, 1999 includes $8.9 billion of case and loss expense reserves. While the Company believes that its reserve for unpaid losses and loss expenses at December 31, 1999 is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided.

   One of the ways the Company manages its loss exposure is through the use of reinsurance. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve the Company of its liability to its insureds. Accordingly, the Company's loss reserves represent total gross losses and reinsurance recoverables represent anticipated recoveries of a portion of those losses as well as amounts recoverable from reinsurers with respect to claims which have already been paid by the Company. The Company's reinsurance recoverables were approximately $8.8 billion and $1.2 billion at December 31, 1999 and 1998, net of allowances for unrecoverable reinsurance of $758 million and $85 million, respectively. The increase is primarily due to the inclusion of reinsurance recoverables of ACE INA which amounted to $7.1 billion at July 2, 1999, the date of acquisition.

   The allowance for unrecoverable reinsurance is required principally due to the failure of reinsurers to indemnify the Company, primarily because of disputes under reinsurance contracts and insolvencies. Reinsurance disputes continue to be significant, particularly on larger and more complex claims, such as those related to asbestos and environmental pollution (discussed in more detail below) and London reinsurance market exposures. Allowances have been established for amounts estimated to be uncollectible.

   Included in the Company's liabilities for losses and loss expenses are liabilities for asbestos environmental and latent injury damage claims and expenses ("A&E claims"). These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily injury claims related to asbestos products and environmental hazards. These amounts include provision for both reported and IBNR claims. The table below presents loss reserve details for A&E exposures as of December 31, 1999 and 1998. The substantial increase year over year is due to the A&E exposures assumed by the Company as a result of the acquisition of ACE INA.

                                                            1999        1998
                                                         ----------- ----------
                                                         Gross  Net  Gross Net
                                                         ------ ---- ----- ----
                                                          (in millions of U.S.
                                                                dollars)
Asbestos................................................ $  897 $291 $113  $ 41
Environmental and Other.................................  2,197  676  173   110
                                                         ------ ---- ----  ----
Total................................................... $3,094 $967 $286  $151
                                                         ====== ==== ====  ====

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

   The Company continuously estimates its liabilities and related reinsurance recoverable for A&E claims. While most of these liabilities for such claims arise from exposures in North America, the Company has also provided for international A&E exposures. A&E exposures do not lend themselves to traditional methods of loss development determination and therefore reserves related to these exposures may be considered less reliable than reserves for other lines of business.

   The liability for A&E claims is management's best estimate of future claims and claim expense payments and recoveries which are expected to develop over the next several decades. The Company continuously monitors evolving case law and its effect on environmental and latent injury claims. Changing governmental regulations, newly identified toxins, newly reported claims, new theories of liability, new contract interpretations and other factors could significantly affect future claim development. While the Company has recorded its current best estimate of its liabilities for unpaid claims and claim expenses, it is reasonably possible that these estimated liabilities, net of estimated reinsurance recoveries, may increase in the future and that the increase may be material to the Company's results from operations, cash flows and financial position. It is not possible to estimate reliably the amount of additional net loss, or the range of net loss, that is reasonably possible.

   At December 31, 1999, the total of the Company's short and long-term debt, including trust preferred securities was $3.1 billion compared with $250 million at December 31, 1998. Of the total increase of $2.8 billion, $175 million relates to debt and trust preferred securities assumed with the acquisition of Capital Re. The remaining $2.7 billion is short and long-term debt incurred in connection with the ACE INA acquisition and, at December 31, 1999 includes approximately $1.0 billion of commercial paper, $500 million of trust preferred securities and $1.2 billion in long-term debt.

   The following table analyzes the movements in shareholders' equity for the year ended December 31, 1999, the three months ended December 31, 1998 and the year ended September 30, 1998:

                                    Year Ended  Three Months Ended  Year Ended
                                    December 31    December 31     September 30
                                       1999            1998            1998
                                    ----------- ------------------ ------------
                                           (in millions of U.S. dollars)
Balance, beginning of period......    $3,910          $3,714          $2,785
Net income........................       365             239             560
Change in net unrealized
 appreciation (depreciation) on
 investments......................      (186)            (26)            (69)
Repurchase of ordinary shares.....       --              --             (108)
Dividends declared................       (84)            (17)            (60)
Shares issued in respect to
 Capital Re transaction...........       367             --              --
Shares issued in ACE INA
 transaction......................        73             --              --
Value of ordinary shares issued in
 share offering...................       --              --              606
Other.............................         6             --              --
                                      ------          ------          ------
Balance, end of period............    $4,451          $3,910          $3,714
                                      ======          ======          ======

   Fully diluted book value per share was $20.28 at December 31, 1999, compared with $20.18 at December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

   As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows currently depend primarily on dividends or other

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

statutorily permissible payments from its Bermuda-based operating subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholder's equity at a level adequate to support the level of insurance and reinsurance operations. During the year ended December 31, 1999, ACE Bermuda and Tempest Re declared dividends of $726 million and $316 million, respectively. The majority of these funds were used to complete the ACE INA Acquisition.

   The payment of any dividends from ACE Global Markets or its subsidiaries would be subject to applicable United Kingdom insurance law including those promulgated by the Society of Lloyd's. No dividends were received from ACE Global Markets during fiscal 1998 or fiscal 1999 and the Company does not anticipate receiving dividends from ACE Global Markets during fiscal 2000. ACE INA has issued debt to provide partial financing for the ACE INA Acquisition and for other operating needs. Cash flow requirements to service this debt are expected to be met primarily by upstreaming dividend payments from ACE INA's insurance subsidiaries. Under various U.S. insurance laws to which ACE INA's U.S. insurance subsidiaries are subject, ACE INA's U.S. insurance subsidiaries may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement, without prior regulatory approval. ACE INA's international subsidiaries are also subject to various insurance laws and are also subject to regulations in the countries in which they operate. These regulations include restrictions that limits the amount of dividends that can be paid without prior approval of the insurance regulatory authorities. No dividends have been received from ACE INA through December 31, 1999.

   The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments.

   The Company's insurance and reinsurance operations provide liquidity in that premiums are normally received substantially in advance of the time claims are paid. For the year ended December 31, 1999, the Company's consolidated net cash flow from operating activities was $(460) million, compared with $67 million for the year ended September 30, 1998. Cash flows are affected by claim payments, which due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. For the year ended December 31, 1999 and years ended September 30, 1998 and 1997, net losses and loss expense payments amounted to $2.4 billion, $584 million and $422 million respectively. Approximately $140 million for the year ended December 31, 1999; $100 million for the three months ended December 31, 1998; $120 million and $250 million for the years ended September 30, 1998 and 1997, respectively, related to breast implant payments.

   The majority of markets in which the Company currently operates are experiencing softness in pricing and expanding coverage terms. This may result in reduced premium volumes and to some extent increases in the combined ratios. The Company continues to maintain its underwriting discipline in these markets and focus on profitable underwriting. This underwriting discipline together with the Company's increased use of reinsurance may result in lower underwriting and operating income for the Company's current books of business if the current insurance market environment remains unchanged. The Company anticipates that the impact of this situation, if unchanged, will be lower operating income than the level otherwise expected from our current books of business for fiscal 2000. In addition, the use of $1.025 billion of available cash from the Bermuda companies' investment portfolios on July 2, 1999 to partially fund the ACE INA Acquisition has resulted in reduced investment income from the Bermuda operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)

   As previously noted, on July 2, 1999, the Company completed the ACE INA Acquisition for $3.45 billion in cash. The Company financed the transaction as follows:

(a) $1.025 billion of available cash;

(b) $400 million from a hybrid trust preferred security. The interest rate on this security is LIBOR plus 125 basis points. ACE simultaneously entered into an agreement relating to the future issuance of $400 million of ACE ordinary shares in a public offering prior to June 30, 2002;

(c) and the remainder with commercial paper issuance with a current annualized cost in the range of 5.3 to 6.2 percent. The commercial paper offerings are backed by line of credit facilities, which were arranged in connection with the ACE INA Acquisition.

   In August 1999, commercial paper outstanding in (c) above was reduced by $794 million using the net proceeds from a senior debt issuance. In December 1999, the commercial paper outstanding was reduced further, by an additional $400 million, using the proceeds from the issuance of $300 million in aggregate principal amount of unsecured subordinated notes maturing in December 2009, and the proceeds of the trust preferred securities amounting to $100 million. These trust preferred securities mature on December 31, 2029, but the due date may be extended through December 31, 2048. Distributions on the preferred securities are payable quarterly at a rate of 8.875 percent. The preferred securities are backed by subordinated debentures of ACE INA. The Company has guaranteed the payment obligations with respect to the trust preferred securities and underlying subordinated indenture. The interest payments on the senior debt, the unsecured subordinated notes and the trust preferred securities, which were all issued by ACE INA, are tax deductible.

   Ultimately, it is anticipated that the balance of the commercial paper noted in (c) above will be replaced with a combination of newly issued ACE ordinary shares, trust preferred securities and or mandatorily convertible securities at the time when ACE considers market conditions to be suitable for issuance. The Company and certain of its subsidiaries and related trusts have an effective shelf registration statement covering up to $3.2 billion of equity and debt securities that may be issued from time to time.

   On December 30, 1999, the Company completed the acquisition of Capital Re for aggregate consideration of $110 million in cash and approximately 20.8 million ACE ordinary shares. The cash used to finance the acquisition was generated from internal sources.

   On October 16, 1998, January 15, 1999, and April 16, 1999, the Company paid quarterly dividends of 9 cents per share to shareholders of record on September 30, 1998, December 15, 1998 and March 31, 1999. On July 16, 1999, October 15,
1999 and January 14, 2000, the Company paid quarterly dividends of 11 cents per share to shareholders of record on June 30, 1999, September 30, 1999 and December 31, 1999. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

   The Company's financial condition, results of operations and cash flows are influenced by both internal and external forces. Claim settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for that loss. The Company believes that its cash balances, cash flow from operations, routine sales of investments and the liquidity provided by its credit facilities (discussed below) are adequate to meet the Company's expected cash requirements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


 Credit facilities

   In June 1999, the Company arranged certain syndicated credit facilities. Each facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. At December 31, 1999, the Company and its relevant subsidiaries were in compliance with all convenants. The facilities provide:

  . A $750 million, 364-day revolving credit facility with ACE, ACE Bermuda,
    Tempest Re and ACE INA as borrowers and guarantors. The initial purpose of this facility was to provide interim financing for the ACE INA Acquisition, however, after certain conditions were met, up to $500 million of this facility could remain in place for general corporate purposes. These conditions have been met and a $500 million facility remains in place.

  . A $250 million, five-year revolving credit facility with ACE, ACE
    Bermuda, Tempest Re and ACE INA as borrowers and guarantors. This facility is for general corporate purposes and has a letter of credit sub-limit of $250 million.

  . A $2.05 billion, 364-day revolving credit facility with a one-year term out option with ACE INA as borrower and ACE Ltd., ACE Bermuda and Tempest Re as guarantors. This facility was arranged to provide interim financing for the ACE INA Acquisition and availability is decreased as permanent financing is raised and is applied to borrowings and/or commercial paper. As of December 31, 1999, $618 million remains available under this facility.

   Each of the above facilities may be used as commercial paper recourse facilities.

   Tempest Re also maintains an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million. At December 31, 1999, no amounts have been drawn down under this facility. The facility requires that Tempest Re comply with specific covenants. The Company added its guarantee to this facility in June 1999.

   Capital Re is party to a credit facility with and a syndicate of banks pursuant to which the syndicate provides up to $100 million specifically designed to provide rating agency qualified capital to further support Capital Re's claims-paying resources. This agreement expires in January 2006. Capital Re has not borrowed under this credit facility. Capital Re also maintains a $5 million revolving credit facility which was guaranteed by the Company in December 1999.

   In August 1996, Capital Re entered into a credit agreement for the provision of a $25 million credit facility. As of December 31, 1999, $25 million remains outstanding under this facility. The Company expects to refinance this facility in conjuction with the ultimate renewal of its revolving credit facilities.

   In June 1999, the Company arranged certain commercial paper programs. The programs use revolving credit facilities (as discussed above) as recourse facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of recourse facilities) for ACE and for ACE INA. At December 31, 1999, short-term debt consisted of $425 million and $625 million of commercial paper issued by ACE and ACE INA respectively. The commercial paper rates are currently in the 5.6 to 6.2 percent range, depending on maturity. On July 2, 1999, $425 million and $1.65 billion were drawn down under these programs by ACE and ACE INA respectively to partially finance the ACE INA Acquisition.

   In June 1999, the Company and ACE INA arranged a short-term money market facility in the amount of $225 million for general corporate purposes. In July 1999, a portion of the facility was used to finance certain liabilities of an ACE INA subsidiary. In November 1999, this facility was cancelled and repaid with proceeds from the commercial paper programs described above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   In November 1998, the Company arranged a syndicated, partially collateralized, five-year LOC facility in the amount of (Pounds)270 million (approximately $437 million) to fulfill the requirements of Lloyd's for the 1999 year of account. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. On June 30, 1999, certain terms of this LOC facility were renegotiated and the facility is now uncollateralized. The facility was renewed in November 1999 in the amount of (Pounds)290 million (approximately $470 million) to fulfill the requirements of Lloyd's for the 2000 year of account.

MARKET SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Market Sensitive Instruments and Risk Management

   In accordance with the Securities and Exchange Commission's Financial Reporting Release No. 48, the following analysis presents hypothetical losses in cash flows, earnings and fair values of derivative instruments and other market sensitive instruments used in the Company's portfolio as at December 31, 1999. The Company uses investment derivative instruments such as futures, options and foreign currency forward and option contracts for duration management and management of foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market sensitive instruments which are subject to changes in market values, with changes in interest rates.

 Duration Management and Market Exposure Management

   The Company uses financial futures and option contracts for the purpose of managing certain investment portfolio exposures. Futures contracts are not recognized in the financial statements as assets or liabilities and any changes in fair value of these instruments due to changes in market interest rates would be recognized in the statement of operations as realized gains or losses in accordance with the Company's accounting policy. Option contracts are utilized in the portfolio for the purposes of duration management and to provide protection against any unexpected shifts in interest rates. At December 31, 1999, the fair value of the option contracts held and written was $728,000 and $(461,000) respectively, compared with $3,673,000 and $(715,000) at December 31, 1998. The market value of mortgage-backed securities, another category of market sensitive instruments, was $2.1 billion, or approximately 16 percent of the total investment portfolio, compared with $1.6 billion or 28 percent at December 31, 1998. Mortgage-backed securities include pass through mortgage bonds and collateralized mortgage obligations.

   The aggregate hypothetical loss generated by the fixed income portfolio from an adverse parallel shift in the treasury yield curve of 100 basis points would be a decrease in total return of 4.3 percent. This equates to a decrease in market value of approximately $490 million on a fixed income portfolio valued at $11 billion at December 31, 1999. An immediate time horizon was used as this presents the worse case scenario.

IMPACT OF THE YEAR 2000 ISSUE

General

   The management of ACE Limited recognized that the Year 2000 issue, if left untreated, could have had a material adverse effect on the Company's business, results of operations or financial condition and instituted a project to address this issue.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   The Year 2000 issue stems from the inability, in some cases, of computer programs and embedded microchips to correctly process certain data. The issue might be experienced because dates that fall in the range of years from 2000-2099 might not be properly distinguished from those in corresponding years which fell in the range of years from 1900-1999.

   Although all ACE Group companies had individually taken steps earlier towards alleviating the Year 2000 issue, a formal group-wide project was established in March 1998. At that time, a "Group Year 2000 coordinator" was appointed for the ACE Group and an executive steering committee was formed to oversee the project. This committee met on a monthly basis to review progress and took corrective action when necessary. In each of the ACE subsidiary companies, a senior member of the management was appointed as Year 2000 coordinator. Each Year 2000 coordinator had responsibility for that part of the Year 2000 plan relevant to its company. Detailed quarterly reports on the status of the Year 2000 project have been delivered to the audit committee of the Board of Directors.

   A consultant who is an experienced project manager was retained to assist the Year 2000 coordinator. In addition, certain subsidiaries engaged external consultants to assist in monitoring their plans.

   The Company's Year 2000 project was divided into four sections:
Underwriting; Information Technology; Trading Partners; and Physical Plant. The project is complete except for (a) a small residual number of known corrections to a few items of hardware and software, none of which is critical to the business, (b) response to possible future issues with hardware, software physical plant or suppliers which have not yet manifested themselves, (c) response to Year 2000 claims. ACE's management believes that this project was successful in reducing the impact of the Year 2000 issue to an immaterial level.

   The Year 2000 projects of those parts of CIGNA acquired by ACE on July 2, 1999 were incorporated into ACE's Year 2000 project as were those of Capital Re which was acquired on December 30, 1999.

 Underwriting

   Underwriting teams within each ACE Group subsidiary considered the risks with respect to the Year 2000 issue that might be associated with underwriting their various lines of business and developed internal guidelines which sought to minimize these risks. Compliance with these guidelines was the subject of internal audits and/or peer reviews. These guidelines were regularly reviewed. In some cases, exclusionary language was added to policies and in all cases there was a requirement for underwriters to consider information about ACE's clients and potential clients that was relevant to the Year 2000 issue and, based on that, risks were prudently underwritten or declined.

 Information Technology

   Each ACE subsidiary developed a plan intended to ensure that all information technology components such as hardware, software and network equipment that would be in use in the Year 2000 (and beyond) by any business-critical function would not suffer from the Year 2000 issue. Inventories were prepared of all such components, and appropriate action was decided. Apart from a very small number of "clean-up" items to non-critical components these are complete.

   All business-critical applications in the ACE Group are Year 2000 compliant and are running routinely and without errors.

   Testing of hardware and network components was completed before the end of 1999 with a few minor items remaining outstanding. Testing of other software, such as operating systems and PC desktop applications was completed on schedule, though in a few cases the Company relied on assurances from established software manufacturers that their systems would operate correctly.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION--(Continued)


   Very few problems have been experienced on or since January 1, 2000 with any of ACE's IT components and all of the problems have been dealt with easily and expeditiously. ACE continues to be vigilant for possible problems in the future.

 Trading Partners and Physical Plant

   The trading partners' section of the project focused on Year 2000 issues relating to the Company's trading partners. Examples of the Company's trading partners are: insurance brokers, banks, reinsurance companies, vendors and service providers in information technology and general suppliers.

   The physical plant section of the project focused on items such as elevators, fire suppression systems, security systems and building management systems (which may control air-conditioning, heating and lighting systems) which may be controlled by software programs or embedded chips, and might thus fail or act unpredictably in, or after the year 2000. Furthermore, supply of electrical power and telecommunications services were considered here.

   All material trading partners and those vendors and service providers connected with physical plant were inventoried and questionnaires were sent to them soliciting information about their Year 2000 readiness. Responses were provided in almost all cases. ACE assessed those responses that were forthcoming. Most of these responses appeared to give evidence of satisfactory progress and a few did not. In those cases where additional follow-up failed to provide satisfactory responses, contingency plans were developed to minimize the effect of potential failure of a trading partner.

   ACE has not experienced any significant problems with trading partners or physical plant on or since January 1, 2000, nor had any need to execute contingency plans.

 Costs

   The total cost of the Year 2000 project is not expected to be material to the Company's financial position. The total estimated cost was approximately $6.55 million. Total expenditure to date on the whole project was $3.5 million. Although some of the unused budget will be used for settling expected expenses for making IT systems Year 2000 compliant, and some might still be used for execution of actions in contingency plans, it now appears that the project will be completed well under its originally estimated cost.

 Risks

   Although it is premature to dismiss the possibility that problems could occur, there now appears to be little remaining risk to ACE associated with the Year 2000 issue.

                          ACE LIMITED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

   Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

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

   PricewaterhouseCoopers LLP, independent accountants, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards, generally accepted in the United States which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

   The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

   /s/ Brian Duperreault
   __________________________________      /s/ Christopher Z. Marshall
                                           __________________________________
   Brian Duperreault                       Christopher Z. Marshall
   Chairman and Chief Executive Officer    Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of ACE Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

New York, New York
February 16, 2000

                          ACE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1999 and 1998

                                                           1999         1998
                                                        -----------  ----------
                                                        (in thousands of U.S.
                                                               dollars)
                                                        (except share and per
                                                             share data)
Assets
Investments and cash
  Fixed maturities available for sale, at fair value
   (amortized cost--$10,080,402 and $4,784,412).......  $ 9,849,803  $4,866,366
  Equity securities, at fair value (cost--$780,558 and
   $196,375)..........................................      933,314     220,843
  Short-term investments, at fair value (amortized
   cost--$1,194,956 and $757,788).....................    1,192,875     757,804
  Other investments, at fair value (cost--$303,714 and
   $128,119)..........................................      300,311     129,331
  Cash................................................      599,232     240,556
                                                        -----------  ----------
   Total investments and cash.........................   12,875,535   6,214,900
  Accrued investment income...........................      170,755      54,491
  Insurance and reinsurance balances receivable.......    2,018,788     347,810
  Accounts and notes receivable.......................      533,863         --
  Reinsurance recoverable.............................    8,840,081   1,159,270
  Deferred policy acquisition costs...................      514,425      67,502
  Prepaid reinsurance premiums........................      580,244     201,529
  Goodwill............................................    2,822,718     535,920
  Deferred tax assets.................................      916,184      42,796
  Other assets........................................      850,295     210,087
                                                        -----------  ----------
   Total assets.......................................  $30,122,888  $8,834,305
                                                        ===========  ==========

Liabilities
Unpaid losses and loss expenses.......................  $16,460,247  $3,678,269
Unearned premiums.....................................    2,428,828     705,712
Premiums received in advance..........................       63,759      62,671
Insurance and reinsurance balances payable............    1,735,956      72,993
Contract holder deposit funds.........................      201,079         --
Accounts payable, accrued expenses and other
 liabilities..........................................    1,684,725     137,383
Dividend payable......................................       23,921      17,700
Short-term debt.......................................    1,074,585         --
Long-term debt........................................    1,424,228     250,000
Trust preferred securities............................      575,000         --
                                                        -----------  ----------
   Total liabilities..................................   25,672,328   4,924,728
                                                        -----------  ----------

Commitments and contingencies

Shareholders' equity
Ordinary Shares ($0.041666667 par value, 300,000,000
 shares authorized; 217,460,515 and 193,687,126 shares
 issued and outstanding)..............................        9,061       8,070
Additional paid-in capital............................    2,214,989   1,767,188
Unearned stock grant compensation.....................      (28,908)    (15,087)
Retained earnings.....................................    2,321,570   2,040,664
Accumulated other comprehensive (loss) income.........      (66,152)    108,742
                                                        -----------  ----------
   Total shareholders' equity.........................    4,450,560   3,909,577
                                                        -----------  ----------
   Total liabilities and shareholders' equity.........  $30,122,888  $8,834,305
                                                        ===========  ==========

          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 For the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997

                                         Three Months
                            Year Ended      Ended      Year Ended   Year Ended
                            December 31  December 31  September 30 September 30
                               1999          1998         1998         1997
                            -----------  ------------ ------------ ------------
                             (in thousands of U.S. dollars, except per share
                                                  data)
Revenues
  Gross premiums written... $ 3,869,157    $254,068    $1,242,159   $  959,349
  Reinsurance premiums
   ceded...................  (1,373,809)    (99,965)     (361,186)    (169,576)
                            -----------    --------    ----------   ----------
  Net premiums written.....   2,495,348     154,103       880,973      789,773
  Change in unearned
   premiums................      (9,611)     63,904        13,330       15,599
                            -----------    --------    ----------   ----------
  Net premiums earned......   2,485,737     218,007       894,303      805,372
  Net investment income....     493,337      85,095       324,254      253,440
  Net realized gains on
   investments.............      37,916     130,154       188,385      127,702
                            -----------    --------    ----------   ----------
    Total revenues.........   3,016,990     433,256     1,406,942    1,186,514
                            -----------    --------    ----------   ----------
Expenses
  Losses and loss
   expenses................   1,639,543     111,169       516,892      486,140
  Policy acquisition
   costs...................     338,076      27,812       105,654       85,762
  Administrative expenses..     495,236      41,218       165,912       67,724
  Amortization of
   goodwill................      45,350       4,435        12,834        7,325
  Interest expense.........     105,138       4,741        25,459       11,657
                            -----------    --------    ----------   ----------
    Total expenses.........   2,623,343     189,375       826,751      658,608
                            -----------    --------    ----------   ----------
Income before income
 taxes.....................     393,647     243,881       580,191      527,906
Income tax expense.........      28,684       5,342        20,040       25,181
                            -----------    --------    ----------   ----------
Net income................. $   364,963    $238,539    $  560,151   $  502,725
                            ===========    ========    ==========   ==========
Basic earnings per share... $      1.88    $   1.23    $     3.03   $     2.73
                            ===========    ========    ==========   ==========
Diluted earnings per
 share..................... $      1.85    $   1.21    $     2.96   $     2.69
                            ===========    ========    ==========   ==========

          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the year ended December 31, 1999, the three months ended December 31, 1998, and the years ended September 30, 1998 and 1997

                         Year Ended   Three Months Ended  Year Ended    Year Ended
                         December 31     December 31     September 30  September 30
                            1999             1998            1998          1997
                         -----------  ------------------ ------------  ------------
                                      (in thousands of U.S. dollars)
Ordinary Shares
  Balance--beginning of
   period..............  $     8,070     $     8,066     $     7,508   $     7,868
  Shares issued in
   Capital Re
   transaction.........          867             --              --            --
  Shares issued in ACE
   INA transaction.....          108             --              --            --
  Exercise of stock
   options.............           15               4              16             8
  Issued under Employee
   Stock Purchase Plan
   (ESPP)..............            1             --                1             1
  Shares issued........          --              --              688           --
  Issued under Stock
   Appreciation Right
   (SAR) Plan..........          --              --              --              9
  Repurchase of
   Shares..............          --              --             (147)         (378)
                         -----------     -----------     -----------   -----------
    Balance--end of
     period............        9,061           8,070           8,066         7,508
                         -----------     -----------     -----------   -----------
Additional paid-in
 capital
  Balance--beginning of
   period..............    1,767,188       1,765,261       1,177,954     1,231,324
  Ordinary Shares
   issued in Capital Re
   transaction.........      366,009             --              --            --
  Ordinary Shares
   issued in ACE INA
   transaction.........       72,484             --              --            --
  Options issued in
   Capital Re
   transaction.........        2,500             --              --            --
  Exercise of stock
   options.............        5,658           1,927           4,225         2,182
  Ordinary Shares
   issued under ESPP...        1,150             --              954           228
  Ordinary Shares
   issued..............          --              --          605,211           --
  Cancellation of
   restricted stock
   awards..............          --              --              --            (87)
  Ordinary Shares
   issued under SAR
   Plan................          --              --              --          3,919
  Repurchase of
   Ordinary Shares.....          --              --          (23,083)      (59,612)
                         -----------     -----------     -----------   -----------
    Balance--end of
     period............    2,214,989       1,767,188       1,765,261     1,177,954
                         -----------     -----------     -----------   -----------
Unearned stock grant
 compensation
  Balance--beginning of
   period..............      (15,087)         (6,181)         (1,993)       (1,299)
  Stock grants
   awarded.............      (21,706)         (9,924)         (8,551)       (3,244)
  Stock grants
   forfeited...........          312             --              --             79
  Amortization.........        7,573           1,018           4,363         2,471
                         -----------     -----------     -----------   -----------
    Balance--end of
     period............      (28,908)        (15,087)         (6,181)       (1,993)
                         -----------     -----------     -----------   -----------
Retained earnings
  Balance--beginning of
   period..............    2,040,664       1,819,554       1,403,463     1,068,389
  Net income...........      364,963         238,539         560,151       502,725
  Dividends declared...      (84,057)        (17,429)        (59,646)      (44,993)
  Repurchase of
   Ordinary Shares.....          --              --          (84,414)     (122,658)
                         -----------     -----------     -----------   -----------
    Balance--end of
     period............    2,321,570       2,040,664       1,819,554     1,403,463
                         -----------     -----------     -----------   -----------
Accumulated other
 comprehensive income
  Net unrealized
   appreciation
   (depreciation) on
   investments
  Balance--beginning of
   period..............      102,271         127,845         196,655        61,281
  Change in period, net
   of tax..............     (185,598)        (25,574)        (68,810)      135,374
                         -----------     -----------     -----------   -----------
    Balance--end of
     period............      (83,327)        102,271         127,845       196,655
                         -----------     -----------     -----------   -----------
  Cumulative
   translation
   adjustments
  Balance--beginning of
   period..............        6,471            (275)          1,568          (560)
  Net adjustment for
   period, net of tax..       10,704           6,746          (1,843)        2,128
                         -----------     -----------     -----------   -----------
    Balance--end of
     period............       17,175           6,471            (275)        1,568
                         -----------     -----------     -----------   -----------
Accumulated other
 comprehensive income..      (66,152)        108,742         127,570       198,223
                         -----------     -----------     -----------   -----------
      Total
       shareholders'
       equity..........  $ 4,450,560     $ 3,909,577     $ 3,714,270   $ 2,785,155
                         ===========     ===========     ===========   ===========

          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 For the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997

                         Year Ended  Three Months Ended  Year Ended   Year Ended
                         December 31    December 31     September 30 September 30
                            1999            1998            1998         1997
                         ----------- ------------------ ------------ ------------
                                      (in thousands of U.S. dollars)
Net income..............  $ 364,963      $ 238,539       $ 560,151    $ 502,725
Other comprehensive
 income (loss)
  Net unrealized
   appreciation
   (depreciation) on
   investments
   Unrealized
   appreciation
   (depreciation) on
   investments..........   (130,832)        (4,158)        257,292      135,374
  Less: reclassification
   adjustment for net
   realized gains
   included in net
   income...............    (60,145)       (25,319)       (316,820)         --
                          ---------      ---------       ---------    ---------
                           (190,977)       (29,477)        (59,528)     135,374
  Cumulative translation
   adjustments..........     18,008          6,746          (1,843)       2,128
                          ---------      ---------       ---------    ---------
Other comprehensive
 income (loss), before
 income taxes...........   (172,969)       (22,731)        (61,371)     137,502
Income tax recovery
 (expense) related to
 other comprehensive
 income items...........     (1,925)         3,903          (9,282)         --
                          ---------      ---------       ---------    ---------
Other comprehensive
 income.................   (174,894)       (18,828)        (70,653)     137,502
                          ---------      ---------       ---------    ---------
                          ---------      ---------       ---------    ---------
Comprehensive income....  $ 190,069      $ 219,711       $ 489,498    $ 640,227
                          =========      =========       =========    =========


          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 1999, the three months ended December 31, 1998, and the years ended September 30, 1998 and 1997

                          Year Ended                       Year Ended    Year Ended
                         December 31   Three Months Ended September 30  September 30
                             1999       December 31 1998      1998          1997
                         ------------  ------------------ ------------  ------------
                                      (in thousands of U.S. dollars)
Cash flows from
 operating activities
Net income.............  $    364,963     $   238,539     $   560,151   $   502,725
Adjustments to
reconcile net income to
net cash provided by
operating activities:
 Unearned premiums.....        71,658         (67,990)         18,168        (5,731)
 Unpaid losses and loss
  expenses, net of
  reinsurance
  recoverables.........    (1,098,795)       (102,117)        (96,361)      114,571
 Prepaid reinsurance
  premiums.............       (65,068)          3,493        (111,188)       (2,881)
 Deferred income
  taxes................       (46,853)        (17,532)         52,240        17,494
 Net realized gains on
  investments..........       (37,916)       (130,154)       (188,385)     (127,702)
 Amortization of
  premium/discounts on
  fixed maturities.....        (8,712)         (1,958)        (22,530)       (6,104)
 Amortization of
  goodwill.............        45,350           4,435          12,834         7,325
 Deferred policy
  acquisition costs....        (7,282)          8,943          (8,025)        5,122
 Insurance and
  reinsurance balances
  receivable...........       (41,199)         29,497         (52,709)      (49,977)
 Premiums received in
  advance..............         1,088           8,877          28,823         6,366
 Insurance and
  reinsurance balances
  payable..............       440,607          (2,905)         62,153        11,245
 Accounts payable,
  accrued expenses and
  other liabilities....       (89,171)        (28,144)       (145,872)      (42,078)
 Net change in contract
  holder deposit
  funds................        (3,814)            --              --            --
 Other.................        14,292         (14,375)        (42,529)       (6,892)
                         ------------     -----------     -----------   -----------
  Net cash flows from
   (used for) operating
   activities..........  $   (460,852)    $   (71,391)    $    66,770   $   423,483
                         ------------     -----------     -----------   -----------
Cash flows from
 investing activities
 Purchases of fixed
  maturities...........   (17,853,323)     (3,169,088)     (7,865,794)   (6,796,843)
 Purchases of equity
  securities...........      (368,923)        (29,015)       (221,952)     (603,598)
 Sales of fixed
  maturities...........    18,553,593       3,032,461       7,625,861     6,817,944
 Sales of equity
  securities...........       421,365          25,338         688,261       385,552
 Maturities of fixed
  maturities...........       437,665           4,310         147,093         5,000
 Net realized gains
  (losses) on financial
  future contracts.....        68,311         121,542          (9,287)       57,076
 Other investments.....      (139,034)         26,103         (60,735)      (52,080)
 Acquisitions of
  subsidiaries, net of
  cash acquired........    (2,679,216)            --         (967,758)      (27,098)
                         ------------     -----------     -----------   -----------
  Net cash from (used
   for) investing
   activities..........  $ (1,559,562)    $    11,651     $  (664,311)  $  (214,047)
                         ------------     -----------     -----------   -----------
Cash flows from
 financing activities
 Dividends paid........  $    (77,836)    $   (17,422)    $   (54,389)  $   (43,028)
 Repayment of bank
  debt.................      (198,816)       (250,000)       (385,000)          --
 Proceeds from long-
  term debt............     1,099,334         250,000         250,000           --
 Proceeds from short-
  term debt............     1,049,585             --          385,000           --
 Proceeds from issuance
  of trust preferred
  securities...........       500,000             --              --            --
 Proceeds from exercise
  of options for
  ordinary shares......         5,672               4           4,243         2,191
 Proceeds from shares
  issued under Employee
  Stock Purchase Plan..         1,151             --              955           --
 Proceeds from shares
  issued under Stock
  Appreciation Rights
  Plan.................           --              --              --          4,156
 Net proceeds from
  issuance of ordinary
  shares...............           --              --          605,899           --
 Repurchase of ordinary
  shares...............           --              --         (107,644)     (182,648)
                         ------------     -----------     -----------   -----------
  Net cash from (used
   for) financing
   activities..........  $  2,379,090     $   (17,418)    $   699,064   $  (219,329)
                         ------------     -----------     -----------   -----------
Net increase (decrease)
 in cash...............       358,676         (77,158)        101,523        (9,893)
Cash--beginning of
 period................       240,556         317,714         216,191       226,084
                         ------------     -----------     -----------   -----------
Cash--end of period....  $    599,232     $   240,556     $   317,714   $   216,191
                         ============     ===========     ===========   ===========
Supplemental cash flow
 information
Taxes paid (received)..  $     29,532     $       168     $   (48,848)  $     3,975
Interest paid..........  $     73,021     $     3,073     $    41,513   $     5,700

          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

   ACE Limited ("ACE" or the "the Company") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its business office in Bermuda. The Company provides property and casualty insurance and reinsurance for a diverse group of customers world wide. ACE International also provides accident and health insurance products that are designed to meet the insurance needs of individuals and groups outside of the U.S. insurance markets. In addition, through ACE Global Markets, the Company provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Lloyd's managing agencies, which are indirect wholly owned subsidiaries of ACE. ACE operates through six business segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International and ACE Financial Services. ACE USA principally includes the domestic U.S. business of ACE INA which was acquired on July 2, 1999 and ACE US Holdings which was acquired on January 2, 1998 ("ACE US Holdings"). These segments are described in note 17.

   On July 2, 1999, the Company changed its fiscal year-end from September 30 to December 31. This change has been implemented retroactively to December 31, 1998.

2. Significant accounting policies

 a) Basis of presentation

   The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries. The Company records its proportionate share of the results of the Lloyd's syndicates in which it participates. All significant intercompany accounts and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation. It is impractical to calculate the information required for the "reclassification adjustment for net realized gains included in net income" in the statement of comprehensive income for the year ended September 30, 1997 and therefore, the reclassification from "net unrealized appreciation (depreciation) on investments" in 1997 has not been presented.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include property and casualty loss and loss expense reserves and estimated premiums for situations where the Company has not received ceding company reports. Actual results may differ from these estimates.

 b) Investments

   The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Except for certain "other investments" where there is no quoted market value, the Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Realized gains or losses on sales of investments are determined on a first-in, first-out basis and include adjustments to the net realizable value of investments for declines in value that are considered to be other than temporary. Unrealized appreciation (depreciation) on investments are included as other comprehensive income in shareholders' equity.

                          ACE LIMITED AND SUBSIDIARIES

   Short-term investments comprise securities due to mature within one year of date of issue. Short-term investments include certain cash and cash equivalents which are part of investment portfolios under the management of external investment managers.

   A portion of the other investments comprise investments in entities for which there is no quoted market value. In such cases, the investments are carried at estimated fair value which does not exceed original cost.

   The Company utilizes financial futures and option contracts and foreign currency forward and option contracts for the purpose of managing certain investment portfolio exposures (see note 7(a) for additional discussion of the objectives and strategies employed). Futures contracts are not recognized as assets or liabilities in the accompanying consolidated financial statements. Changes in the market value of futures contracts produce daily cash flows, which are included in net realized gains or losses on investments in the consolidated statements of operations.

   Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in short-term investments.

   Option contracts that are designated as hedges of securities are marked-to-market. Unrealized appreciation (depreciation) on forward currency and option contracts which are designated as specific hedges are recognized in the financial statements as comprehensive income and accumulated as a separate component of shareholders' equity. Gains and losses resulting from currency fluctuations on transactions which are not designated as specific hedges against any single security or group of securities are recognized as a component of income in the period in which the fluctuations occur. Premiums paid or received on option contracts that have expired, been closed out or exercised, are recognized as realized gains and losses on investments in the consolidated statements of operations.

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

   Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

                          ACE LIMITED AND SUBSIDIARIES

 d) Earnings per share

   Basic earnings per share is calculated utilizing the weighted average shares outstanding. All potentially dilutive securities including stock options, warrants and convertible securities are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted average shares outstanding is increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing net income by the applicable weighted average number of shares outstanding during the year.

 e) Policy acquisition costs

   Policy acquisition costs consist of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed.

 f) Unpaid losses and loss expenses

   A liability is established for the estimated unpaid losses and loss expenses of the Company under the terms of, and with respect to, its policies and agreements. The methods of determining such estimates and establishing the resulting reserve are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses significantly greater or less than the reserve provided.

   In accordance with industry standards, the financial guaranty unpaid losses and loss expenses have been discounted using an average rate of 6 percent in 1999.

 g) Contract holder deposit funds

   Contract holder deposit funds represents a liability for an investment contract sold that does not meet the definition of an insurance contract under FAS 97. The investment contracts are sold with a guaranteed rate of return. The proceeds are then invested with the intent of realizing a greater return than is called for in the investment contract.

 h) Goodwill

   Goodwill represents the excess of the cost of acquisitions over the tangible net assets acquired. The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the estimated useful lives which range from twenty-five to forty years.

 i) Reinsurance

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

                          ACE LIMITED AND SUBSIDIARIES

   Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

 j) Translation of foreign currencies

   Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in current income.

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

 n) Segment reporting

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 established new standards for defining operating segments and requires more comprehensive disclosures about the Company's reportable operating segments. The Company's segment information is reported in note 17.

 o) New accounting pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and

                          ACE LIMITED AND SUBSIDIARIES
reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective beginning in the first quarter of fiscal 2001. The Company is currently assessing the effect of adopting this statement on its financial position and operating results, which as yet, has not been determined.

   In 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-7 ("SOP 98-7"), "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." SOP 98-7 provides guidance on the deposit method of accounting for insurance and reinsurance contracts that do not transfer insurance risk. Implementation is required by the first quarter of 2000, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. The Company has evaluated the impact of SOP 98-7 and feels that it currently complies with all aspects of the SOP.

3. Acquisitions

   On January 2, 1998, the Company acquired ACE USA, through a U.S. holding company, ACE US Holdings, Inc ("ACE US"). Under the terms of the agreement, the Company purchased all of the outstanding capital stock of ACE USA for aggregate cash consideration of $338 million. No goodwill was generated in the transaction. In connection with the acquisition, National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., has provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to its loss reserves for the 1996 and prior accident years. The Company financed the acquisition with $250 million of bank debt (see note 8e Debt) and the remainder with available cash. The acquisition was recorded using the purchase method of accounting. Accordingly, the consolidated financial statements of the company include the results of ACE USA and its subsidiaries from January 2, 1998, the date of acquisition (see note 16 for pro forma financial information with respect to the ACE USA acquisition).

   On April 1, 1998, the Company acquired CAT Limited ("CAT"), a privately held, Bermuda-based property catastrophe reinsurer, for aggregate cash consideration of approximately $641 million. The acquisition was financed with $385 million of short-term bank debt and the remainder from available cash. The acquisition was recorded using the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of CAT from April 1, 1998, the date of acquisition (see note 16 for pro forma financial information with respect to the CAT acquisition). Approximately $224 million of goodwill was generated as a result of the acquisition.

   On July 9, 1998, the Company acquired Tarquin Limited ("Tarquin"), a UK-based holding company which owns Lloyd's managing agency Charman Underwriting Ltd. ("Charman") and Tarquin Underwriting Limited, its corporate capital provider. The Charman managed syndicates, 488 and 2488, are leading international underwriters of short-tail marine, aviation, political risk and specialty property-casualty insurance and reinsurance. Under the terms of the acquisition, the Company issued approximately 14.3 million Ordinary Shares to the shareholders of Tarquin. The acquisition was accounted for on a pooling-of-interests basis. Accordingly, in 1998, all prior period consolidated financial statements presented was restated to include the combined results of operations, financial position and cash flows of Tarquin as though it had always been a part of the Company.

   On July 2, 1999, the Company acquired the international and domestic property and casualty businesses of CIGNA Corporation ("CIGNA") for $3.45 billion in cash (the "ACE INA Acquisition"). Under the terms of the agreement the Company, through a U.S. holding company, ACE INA Holdings, Inc. ("ACE INA"), acquired CIGNA's domestic property and casualty insurance operations including its run-off business and also

                         ACE LIMITED AND SUBSIDIARIES
its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies. The ACE INA Acquisition has been recorded using the purchase method of accounting and accordingly, the consolidated financial statements include the results of ACE INA and its subsidiaries from July 2, 1999, the date of acquisition. Approximately $1.75 billion of goodwill was generated as a result of the acquisition.

   Under the terms of the ACE INA Acquisition agreement, CIGNA agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third party reinsurer. Contemporaneous with the consummation of the ACE INA Acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., for aggregate coverage of $2.5 billion. This coverage attaches at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion.

   On December 30, 1999, ACE completed the acquisition of Capital Re which is engaged in the financial guaranty reinsurance business. Following the acquisition the name of the Company was changed to ACE Financial Services, Inc. and is referred to herein as Capital Re or ACE Financial Services. Under the terms of the acquisition, the Company paid aggregate consideration of $110.3 million in cash and issued approximately 20.8 million ACE ordinary shares. These shares were capitalized at a value of $17.625 per share, which was determined in accordance with the EITF 95-19 consensus that deals with the value of equity securities issued to effect a purchase combination. The total value of the acquisition amounted to $588 million, which includes the value of stock options and restricted stock of Capital Re that were converted into stock options and restricted stock of ACE and transaction costs. The Capital Re acquisition has been recorded using the purchase method of accounting and accordingly, the consolidated financial statements include the results of Capital Re and its subsidiaries from December 30, 1999, the date of acquisition. As Capital Re was acquired on December 30, 1999, the Company has not reflected any operations from this segment during 1999. Approximately $105 million of goodwill was generated as a result of the acquisition.

   The Company expects to continue evaluating potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

4. Investments

 a) Fixed maturities

   The fair values and amortized costs of fixed maturities at December 31, 1999 and 1998 are as follows:

                                        1999                    1998
                              ------------------------ -----------------------
                                           Amortized                Amortized
                              Fair Value      Cost     Fair Value     Cost
                              ----------- ------------ ----------- -----------
                                       (in thousands of U.S. dollars)
U.S. Treasury and agency..... $   982,417 $  1,007,797 $   880,542 $   868,906
Non-U.S. governments.........     681,770      682,679      97,662      94,716
Corporate securities.........   4,688,341    4,829,052   2,241,954   2,198,181
Mortgage-backed securities...   2,067,137    2,107,397   1,611,589   1,588,999
States, municipalities and
 political subdivisions......   1,430,138    1,453,477      34,619      33,610
                              ----------- ------------ ----------- -----------
  Fixed maturities........... $ 9,849,803 $ 10,080,402 $ 4,866,366 $ 4,784,412
                              =========== ============ =========== ===========

                          ACE LIMITED AND SUBSIDIARIES

   The gross unrealized appreciation (depreciation) related to fixed maturities at December 31, 1999 and 1998 is as follows:

                                      1999                      1998
                            ------------------------- -------------------------
                               Gross        Gross        Gross        Gross
                             Unrealized   Unrealized   Unrealized   Unrealized
                            Appreciation Depreciation Appreciation Depreciation
                            ------------ ------------ ------------ ------------
                                      (in thousands of U.S. dollars)
U.S. Treasury and agency..    $ 4,725     $ (30,156)    $15,897      $ (3,675)
Non-U.S. governments......      9,940       (10,849)      3,430          (484)
Corporate securities......     27,041      (167,634)     51,361        (7,630)
Mortgage-backed
 securities...............      8,999       (49,325)     25,486        (3,525)
States, municipalities and
 political subdivisions...      6,270       (29,610)      1,279          (185)
                              -------     ---------     -------      --------
                              $56,975     $(287,574)    $97,453      $(15,499)
                              =======     =========     =======      ========

   Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 69 percent of the total mortgage holdings at December 31,1999 and 85 percent at December 31, 1998 are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMO's (Collaterialized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies. Fixed maturities at December 31, 1999, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                       Fair Value Amortized Cost
                                                       ---------- --------------
                                                         (in thousands of U.S.
                                                               dollars)
Maturity period
Less than 1 year...................................... $  681,686  $   684,193
1--5 years............................................  2,654,807    2,685,408
5--10 years...........................................  2,613,372    2,705,165
Greater than 10 years.................................  1,832,801    1,898,239
                                                       ----------  -----------
                                                        7,782,666    7,973,005
Mortgage-backed securities............................  2,067,137    2,107,397
                                                       ----------  -----------
  Total fixed maturities.............................. $9,849,803  $10,080,402
                                                       ==========  ===========

 b) Equity securities

   The gross unrealized appreciation (depreciation) on equity securities at December 31, 1999 and 1998 is as follows:

                                                               1999      1998
                                                             --------  --------
                                                             (in thousands of
                                                               U.S. dollars)
Equity securities--cost..................................... $780,558  $196,375
Gross unrealized appreciation...............................  224,232    48,202
Gross unrealized depreciation...............................  (71,476)  (23,734)
                                                             --------  --------
Equity securities--fair value............................... $933,314  $220,843
                                                             ========  ========

                          ACE LIMITED AND SUBSIDIARIES

 c) Net realized gains (losses) and change in net unrealized appreciation (depreciation) on investments

   The analysis of net realized gains on investments and the change in net unrealized appreciation (depreciation) on investments for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 is as follows:

                                          Three Months
                              Year Ended     Ended      Year Ended   Year Ended
                              December 31 December 31  September 30 September 30
                                 1999         1998         1998         1997
                              ----------- ------------ ------------ ------------
                                        (in thousands of U.S. dollars)
Fixed Maturities
  Gross realized gains......   $ 113,129    $ 21,822     $ 78,825     $ 83,957
  Gross realized losses.....    (195,496)     (7,274)     (20,512)     (25,200)
                               ---------    --------     --------     --------
                                (82,367)      14,548       58,313       58,757
Equity securities
  Gross realized gains......      59,384       4,705      210,512       70,453
  Gross realized losses.....     (12,149)     (2,658)     (42,037)     (32,379)
                               ---------    --------     --------     --------
                                  47,235       2,047      168,475       38,074
Other investments...........       8,696      (7,374)         --           --
Currency losses.............      (3,959)       (363)     (29,116)     (26,204)
Financial futures and option
 contract-net realized
 (losses) gains.............      68,311     121,296       (9,287)      57,075
                               ---------    --------     --------     --------
    Net realized gains on
     investments............      37,916     130,154      188,385      127,702
                               ---------    --------     --------     --------
Change in net unrealized
 appreciation (depreciation)
 on investments
  Fixed maturities..........    (311,614)    (64,062)      81,944       68,397
  Equity securities.........     127,350      33,198     (141,434)      67,097
  Short-term investments....      (2,442)         62           74         (120)
  Other investments.........      (4,271)      1,325         (112)         --
  Deferred income taxes.....       5,379       3,903       (9,282)         --
                               ---------    --------     --------     --------
  Change in net unrealized
   appreciation
   (depreciation) on
   investments..............    (185,598)    (25,574)     (68,810)     135,374
                               ---------    --------     --------     --------
Total net realized gains
 (losses) and change in net
 unrealized appreciation
 (depreciation) on
 investments................   $(147,682)   $104,580     $119,575     $263,076
                               =========    ========     ========     ========

                          ACE LIMITED AND SUBSIDIARIES

 d) Net investment income

   Net investment income for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 was derived from the following sources:

                                         Three Months
                             Year Ended     Ended      Year Ended   Year Ended
                             December 31 December 31  September 30 September 30
                                1999         1998         1998         1997
                             ----------- ------------ ------------ ------------
                                       (in thousands of U.S. dollars)
Fixed maturities and short-
 term investments..........   $495,078     $82,778      $325,308     $251,570
Equity securities..........      8,731       1,231         5,920        7,385
Other investments..........     22,481       4,027         2,954        2,300
Other......................        --          --          1,853        2,364
                              --------     -------      --------     --------
  Gross investment income..    526,290      88,036       336,035      263,619
Investment expenses........    (32,953)     (2,941)      (11,781)     (10,179)
                              --------     -------      --------     --------
  Net investment income....   $493,337     $85,095      $324,254     $253,440
                              ========     =======      ========     ========

 e) Securities on deposit

   Fixed maturity securities carried at fair value and cash totalling $1.6 billion at December 31, 1999 was on deposit with various regulatory authorities to comply with various state (U.S.), Lloyd's (UK) and other international requirements.

5. Unpaid losses and loss expenses

   The Company establishes reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in the Company's results of operations in the period in which the estimates are changed.

                          ACE LIMITED AND SUBSIDIARIES

   The reconciliation of unpaid losses and loss expenses for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 is as follows:

                                         Three Months
                            Year Ended      Ended      Year Ended   Year Ended
                            December 31  December 31  September 30 September 30
                               1999          1998         1998         1997
                            -----------  ------------ ------------ ------------
                                      (in thousands of U.S. dollars)
Gross unpaid losses and
 loss expenses at
 beginning of period......  $ 3,678,269   $3,737,869   $2,111,670   $1,977,680
Reinsurance recoverable...   (1,100,464)  (1,059,528)    (104,797)     (85,378)
                            -----------   ----------   ----------   ----------
Net unpaid losses and loss
 expenses at beginning of
 period...................    2,577,805    2,678,341    2,006,873    1,892,302
Unpaid losses and loss
 expenses assumed in
 respect of acquired
 companies (net of
 reinsurance recoverables
 of $6,345,679 in 1999 and
 $761,618 in 1998)........    6,940,593          --       731,949          --
Unpaid losses and loss
 expenses assumed in
 respect of reinsurance
 business acquired........      183,774          --         6,403       50,326
                            -----------   ----------   ----------   ----------
  Total...................    9,702,172    2,678,341    2,745,225    1,942,628
                            ===========   ==========   ==========   ==========
Net losses and loss
 expenses incurred in
 respect of losses
 occurring in:
  Current period..........    1,601,278      126,139      534,021      486,140
  Prior periods...........       38,265      (14,970)     (17,129)         --
                            -----------   ----------   ----------   ----------
    Total.................    1,639,543      111,169      516,892      486,140
                            -----------   ----------   ----------   ----------
Net losses and loss
 expenses paid in respect
 of losses occurring in:
  Current period..........      916,848       24,977      246,354       63,182
  Prior periods...........    1,516,050      186,728      337,422      358,713
                            -----------   ----------   ----------   ----------
    Total.................    2,432,898      211,705      583,776      421,895
                            -----------   ----------   ----------   ----------
Net unpaid losses and loss
 expenses at end of
 period...................    8,908,817    2,577,805    2,678,341    2,006,873
Reinsurance recoverable on
 unpaid losses............    7,551,430    1,100,464    1,059,528      104,797
                            -----------   ----------   ----------   ----------
Gross unpaid losses and
 loss expenses at end of
 period...................  $16,460,247   $3,678,269   $3,737,869   $2,111,670
                            -----------   ----------   ----------   ----------

   Losses and loss expenses for 1999 include incurred losses for ACE INA from July 2, 1999, the date of acquisition. With respect to the analysis of incurred and paid losses for ACE INA for the 1999 period, all losses incurred and paid, on losses occurring in the period January 1, 1999 through December 31, 1999 have been included as current period activity.

   Incurred losses for the 15 month period ended December 31, 1999 were affected by adverse development on property catastrophe losses occurring prior to September 30, 1998 resulting from additional information with respect to the total value of certain losses becoming available to the market. In addition, ACE Bermuda had adverse development on certain excess liability and satellite claims. This development was somewhat offset by favorable development in the tailored risk solutions division, primarily the result of earnings generated by a large multi-year contract that expired and was not renewed during the period. Incurred losses during the period were also impacted by favorable development on ACE INA's prior period loss reserves.

   The Company has considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. The estimation of ultimate losses arising from asbestos and

                          ACE LIMITED AND SUBSIDIARIES
environmental exposures has presented a challenge because traditional actuarial reserving methods, which primarily rely on historical experience, are inadequate for such estimation. The problem of estimating reserves for asbestos and environmental exposures resulted in the development of reserving methods which incorporate new sources of data with historical experience. The Company believes that the reserves carried for these claims are adequate based on known facts and current law.

   The following table presents selected data on the unpaid losses and loss expenses for asbestos and environmental and other latent exposures as at December 31, 1999 and 1998.

                                                            1999        1998
                                                         ----------- ----------
                                                         Gross  Net  Gross Net
                                                         ------ ---- ----- ----
                                                          (in millions of U.S.
                                                                dollars)
Asbestos................................................ $  897 $291 $113  $ 41
Environmental and other latent exposures................  2,197  676  173   110
                                                         ------ ---- ----  ----
                                                         $3,094 $967 $286  $151
                                                         ====== ==== ====  ====

   During the year ended December 31, 1999 and the three months ended December 31, 1998, the Company made payments of $186.4 million and $2.6 million respectively with respect to latent claims. During the nine month period to September 30, 1998 the Company made payments of $11.2 million, which is comprised entirely of ACE US Holdings business.

   At December 31, 1999, the Company's reinsured financial guaranty portfolio was broadly diversified by bond type, geographic location and maturity schedule, with no single risk representing more than 1.9 percent of Company's net par in force. The Company limits its exposure to losses from reinsured financial guarantees by underwriting primarily investment grade obligations and retroceding a portion of its risks to other insurance companies.

   Net financial guaranty par in force was approximately $59.3 billion at December 31, 1999. The composition at December 31, 1999, by type of issue and the range of final maturities, was as follows:

                                                                       Range of
                                                             Net par    final
Type of Issue                                                in force maturities
-------------                                                -------- ----------
                                                                (in billions
                                                              of U.S. dollars)
Tax-backed..................................................  $16.3   1-40 years
Utility.....................................................   15.2   1-40 years
Non-municipal...............................................   13.9   1-35 years
Special revenue.............................................    6.3   1-40 years
Health care.................................................    6.9   1-40 years
Housing.....................................................    0.7   1-40 years
                                                              -----
  Total.....................................................  $59.3
                                                              =====

   As part of its financial guaranty business, the Company participates in credit default swap transactions whereby one counterparty pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other counterparty in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans. A credit event is defined as a failure to pay, bankruptcy, cross acceleration (generally accompanied by a failure to pay), repudiation, restructuring or similar nonpayment event. The total notional amount of credit default swaps outstanding at December 31, 1999, and included in the Company's financial guaranty exposure above was $7.8 billion.

                          ACE LIMITED AND SUBSIDIARIES

   At December 31, 1999, the Company's net mortgage guaranty insurance in force (representing the current principal balance of all mortgage loans that are currently reinsured) and direct primary net risk in force was approximately $7.7 billion and $2.6 billion, respectively.

6. Reinsurance

   The Company purchases reinsurance to manage various exposures including catastrophic risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 are as follows:

                      Year Ended   Three Months Ended  Year Ended   Year Ended
                      December 31     December 31     September 30 September 30
                         1999             1998            1998         1997
                      -----------  ------------------ ------------ ------------
                                   (in thousands of U.S. dollars)
Premiums written
  Direct............. $ 3,015,176      $ 208,501       $ 864,529    $ 849,328
  Assumed............     853,981         45,567         377,630      110,021
  Ceded..............  (1,373,809)       (99,965)       (361,186)    (169,576)
                      -----------      ---------       ---------    ---------
  Net................ $ 2,495,348      $ 154,103       $ 880,973    $ 789,773
                      ===========      =========       =========    =========
Premiums earned
  Direct............. $ 2,917,301      $ 233,567       $ 875,154    $ 754,577
  Assumed............     835,966         97,850         303,586      121,842
  Ceded..............  (1,267,530)      (113,410)       (284,437)     (71,047)
                      -----------      ---------       ---------    ---------
  Net................ $ 2,485,737      $ 218,007       $ 894,303    $ 805,372
                      ===========      =========       =========    =========

   The Company's provision for reinsurance recoverables at December 31, 1999 and 1998 is as follows:

                                                          1999        1998
                                                       ----------  ----------
                                                       (in thousands of U.S.
                                                             dollars)
Reinsurance recoverable on paid losses and loss
 expenses............................................. $1,288,651  $   58,806
Reinsurance recoverable on unpaid losses and loss
 expenses.............................................  8,309,014   1,184,978
Provision for uncollectible balances on reinsurance
 recoverable on unpaid losses and loss expenses.......   (757,584)    (84,514)
                                                       ----------  ----------
  Reinsurance recoverable............................. $8,840,081  $1,159,270
                                                       ==========  ==========

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

 (i) Foreign currency exposure management

   The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar securities currently held in the portfolio for those securities that are not specifically targeted to match the currency of liabilities. Approximately $244 million is invested in non-U.S. dollar fixed maturity and equity securities falling into this category. The forward currency contracts

                          ACE LIMITED AND SUBSIDIARIES
purchased are not specifically identifiable against any single security or group of securities denominated in those currencies and therefore do not qualify as hedges for financial reporting purposes. All contract gains and losses, realized and unrealized, are reflected in the statements of operations. At December 31, 1999, no foreign currency forward contract had a maturity of more than six months. The table below summarizes the notional amounts, the current fair values and the unrealized gain or loss of the Company's foreign currency forward contracts as at December 31, 1999.

                                           Contractual/Notional Fair  Unrealized
                                                  Amount        Value    Gain
                                           -------------------- ----- ----------
                                              (in thousands of U.S. dollars)
   Forward contracts......................         $ 59         $ 466   $ 407

   The fair value of the forward contracts represents the estimated cost to the Company at December 31, 1999, of obtaining the specified currency to meet the obligation of the contracts. The unrealized gain is a measure of the net exposure to the Company of its use of forward contracts after any netting agreements given current rates of exchange.

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

  (ii) Duration management and market exposure

 Futures

   A portion of the Company's investment portfolio is managed as synthetic equity funds, whereby equity index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. Each index futures contract held by the Company is rolled over quarterly into a new contract with a later maturity, thereby maintaining a constant equity market exposure. The value of the funds invested in this strategy was $371 million and $804 million at December 31, 1999 and 1998, respectively.

   Exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

   Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. The contract amounts of $475 million and $1,152 million reflect the net extent of involvement the Company had in these financial instruments at December 31, 1999 and 1998, respectively.

 Options

   Option contracts may be used in the portfolio as protection against unexpected shifts in interest rates, which would thereby affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the account can be reduced. An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed

                          ACE LIMITED AND SUBSIDIARIES
price. The price of an option is influenced by the underlying security, expected volatility, time to expiration and supply and demand.

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

   Summarized below are the notional amounts, the current fair values and the unrealized gains of the options in the portfolio as at December 31, 1999.

                                     Contractual/Notional            Unrealized
                                            Amount        Fair Value Gain/(Loss)
                                     -------------------- ---------- -----------
                                           (in thousands of U.S. dollars)
   Options held.....................        $ 800           $ 728       $(72)
   Options written..................         (506)           (461)        45

   The fair value of the options represents the market price of the options at December 31, 1999. The unrealized gain or loss represents the difference between the fair value and the premium paid (received). The notional amounts summarized in the above tables are not representative of amounts exchanged by parties and, therefore, do not measure the exposure to the Company of its use of derivatives.

 b) Concentrations of credit risk

   The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

 c) Credit facilities

   In June 1999, the Company arranged certain syndicated credit facilities. Each facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

  . A $750 million, 364-day revolving credit facility with ACE Limited, ACE
    Bermuda, Tempest Re and ACE INA as borrowers and guarantors. The initial purpose of this facility was to provide interim financing for the ACE INA Acquisition, however, after certain conditions were met, up to $500 million of this facility could remain in place for general corporate purposes. These conditions have been met and a $500 million facility remains in place.

  . A $250 million, five-year revolving credit facility with ACE Limited, ACE
    Bermuda, Tempest Re and ACE INA as borrowers and guarantors. This facility is for general corporate purposes and has a letter of credit sub-limit of $250 million.

  . A $2.05 billion, 364-day revolving credit facility with a one-year term out option with ACE INA as borrower and ACE Limited, ACE Bermuda and Tempest Re as guarantors. This facility was arranged to provide interim financing for the ACE INA Acquisition and availability is decreased as permanent financing is raised and is applied to borrowings and/or commercial paper. As of December 31, 1999, $618 million remains available under this facility.

                          ACE LIMITED AND SUBSIDIARIES

Each of the above facilities may be used as commercial paper recourse facilities (see note 8 for a further description).

   Tempest Re also maintains an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million. At December 31, 1999, no amounts have been drawn down under this facility. The facility requires that Tempest Re comply with specific covenants. The Company added its guarantee to this facility in June 1999.

   Capital Re is party to a credit facility with a syndicate of banks pursuant to which the syndicate provides up to $100.0 million specifically designed to provide rating agency qualified capital to further support Capital Re claims-paying resources. This agreement expires in January 2006. Capital Re has not borrowed under this credit facility. Capital Re also maintains a $5 million revolving credit facility which was guaranteed by the Company in December 1999.

   In August 1996, Capital Re entered into a credit agreement for the provision of a $25 million credit facility which is available for general corporate purposes. As of December 31, 1999, $25 million remains outstanding under this facility. The Company expects to refinance this facility in conjunction with the ultimate renewal of its revolving credit facilities. Interest on the facility is payable quarterly in arrears.

   In December 1997, the Company had arranged certain syndicated credit facilities totaling approximately $912 million of which $262 million was secured. During fiscal 1998/99 each of the facilities under this arrangement have been cancelled and replaced by the above noted facilities.

 d. Letters of Credit

   In November 1998, the Company arranged a syndicated, partially collateralized, five-year LOC facility in the amount of (Pounds)270 million (approximately $437 million) to fulfill the requirements of Lloyd's for the 1999 year of account. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. On June 30, 1999, certain terms of this LOC facility were renegotiated and the facility is now uncollateralized. The facility was renewed in November 1999 at an increased amount of (Pounds)290 million (approximately $470 million) to fulfill the requirements of Lloyd's for the 2000 year of account.

   In September 1999, the Company along with ACE Bermuda and Tempest Re as Account Parties and Guarantors arranged a syndicated, one-year LOC facility in the amount of $430 million for general business purposes, including the issuance of (re)insurance letters of credit. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. Letters of Credit under this Facility may be issued on a collateralized or an uncollateralized basis. As of December 31, 1999 letter of credit issuance under this facility was approximately $160 million.

   Capital Re maintains a (Pounds)48 million (approximately $78 million) unsecured letter of credit facility with a bank to fulfill the requirements of Lloyd's for 1998/99 years of account.

   The Company maintains various bilateral letter of credit facilities, both secured and unsecured, for general business purposes. At December 31, 1999, the aggregate exposure under these facilities was approximately $280 million.

                          ACE LIMITED AND SUBSIDIARIES

 e) Lease commitments

   The Company and its subsidiaries lease office space in the countries in which they operate under operating leases which expire at various dates through January 2017. The Company renews and enters into new leases in the ordinary course of business as required. Total rent expense with respect to these operating leases for the year ended December 31, 1999 and the years ended September 30, 1998 and 1997 were approximately $63 million, $5 million and $5 million respectively.

   Future minimum lease payments under the leases are expected to be as follows (in thousands of U.S. dollars):

                                                                    Year ending
                                                                    December 31,
                                                                    ------------
      2000.........................................................  $  69,500
      2001.........................................................     64,400
      2002.........................................................     55,400
      2003.........................................................     51,500
      2004.........................................................     48,100
      Later years..................................................    141,000
                                                                     ---------
        Total minimum future lease commitments.....................  $ 429,900
                                                                     =========

8. Debt

                                                       December 31, December 31,
                                                           1999         1998
                                                       ------------ ------------
                                                         (in millions of U.S.
                                                               dollars)
Short-term debt
  ACE Limited commercial paper........................   $   425       $ --
  ACE INA commercial paper............................       625         --
  Capital Re Note.....................................        25         --
                                                         -------       -----
                                                         $ 1,075       $ --
                                                         =======       =====
Long-term debt
  Capital Re Debentures due 2002......................        75         --
  ACE INA Notes due 2004..............................       400         --
  ACE INA Notes due 2006..............................       299         --
  ACE US Holdings Senior Notes due 2008...............       250         250
  ACE INA Subordinated Notes due 2009.................       300         --
  ACE INA Debentures due 2029.........................       100         --
                                                         -------       -----
                                                         $ 1,424       $ 250
                                                         =======       =====

 a) Commercial paper and money market facilities

   In June 1999, the Company arranged certain commercial paper programs. The programs use revolving credit facilities as recourse facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of recourse facilities as outlined in Note 7) for ACE and for ACE INA. At December 31, 1999, short-term debt consisted of $425 million and $625 million of commercial paper issued by ACE and ACE INA respectively. On July 2, 1999, $425 million and $1.65 billion were drawn down under these programs by ACE and ACE INA, respectively to partially finance the ACE INA Acquisition. The commercial paper rates during 1999 were in the 5.6-6.2 percent range, depending on maturity.

                          ACE LIMITED AND SUBSIDIARIES

   In June 1999, ACE and ACE INA arranged a short-term money market facility in the amount of $225 million for general corporate purposes. In July 1999, a portion of the facility was used to finance certain liabilities of an ACE INA subsidiary. In November 1999, this facility was cancelled and repaid with proceeds from the commercial paper programs described above.

 b) ACE INA senior debt

   As part of the permanent financing plan for the ACE INA Acquisition, in August 1999, ACE INA issued $400 million of 8.2 percent notes due August 15, 2004, $300 million of 8.3 percent notes due August 15, 2006 and $100 million of
8.875 percent debentures due August 15, 2029. Proceeds of the senior debt issue were used to repay commercial paper. Interest on the notes and debentures is payable on February 15 and August 15 of each year beginning February 15, 2000. The notes and debentures are not redeemable before maturity and do not have the benefit of any sinking fund. These unsecured notes and debentures are guaranteed on a senior basis by the Company and they rank equally with all of ACE INA's other senior indebtedness.

 c) ACE INA RHINO Trust Preferred Securities

   As part of the permanent financing plan for the ACE INA Acquisition, on June 30, 1999 ACE RHINOS Trust, a Delaware statutory business trust (the "Trust"), sold in a private placement $400 million of Auction Rate Reset Preferred Securities (the "Rhino Preferred Securities"). All of the common securities of the Trust are owned by ACE INA.

   The Rhino Preferred Securities mature on September 30, 2002. Distributions on the Rhino Preferred Securities are payable quarterly at LIBOR plus 125 basis points, adjusted quarterly, provided that the Trust may defer such payments (but no later than September 30, 2002, or, if there is a remarketing, the maturity date of the remarketed securities), with such deferred payments accruing interest compounded quarterly, if ACE INA defers interest on the Subordinated Notes (as defined below). If the trading price of ACE's Ordinary Shares declines to 66-2/3 percent of the closing price of the Ordinary Shares on June 30, 1999, or approximately $18.83 per Ordinary Share, the holders of a majority of the Rhino Preferred Securities will have the option to require Banc of America Securities LLC as the Remarketing Agent to remarket the Rhino Preferred Securities. If remarketed, the maturity of the remarketed securities will be reset as the later of September 30, 2001 or one year from the date on which the remarketed securities are issued. The coupon will be reset pursuant to a bid process to value the remarketed securities at 100.25 percent of the face amount thereof. If Banc of America were unable to remarket the securities, the holders of a majority of the Rhino Preferred Securities would have the right to require ACE INA to repurchase them at a purchase price equal to the face amount of the securities plus accrued and unpaid distributions, which obligations would be guaranteed by ACE Limited. ACE's Ordinary Shares have traded below the trigger price described above during and after the quarter ended December 31, 1999, although the holders of the Rhino Preferred Securities did not exercise their remarketing rights at that time.

   The sole assets of the Trust consist of $412,372,000 principal amount of Auction Rate Reset Subordinated Notes Series A (the "Subordinated Notes") issued by ACE INA. The Subordinated Notes mature on September 30, 2002. Interest on the Subordinated Notes is payable quarterly at LIBOR plus 125 basis points, adjusted quarterly, provided that ACE INA may defer such interest payments (but no later than September 30, 2002, or, if there is a remarketing, the maturity date of the remarketed securities), with such deferred payments accruing interest compounded quarterly. If under certain circumstances the Trust is dissolved and the holders of the Rhino Preferred Securities directly hold the Subordinated Notes, then the remarketing provisions described above will be applicable to the Subordinated Notes.

                          ACE LIMITED AND SUBSIDIARIES

   In connection with the issuance of the Rhino Preferred Securities, the Company has agreed with Banc of America Securities to use its reasonable best efforts to complete one or more firm commitment underwritings with an aggregate public offering price of $400 million on or before June 30, 2002. The Company has agreed to maintain an effective shelf registration statement with availability for the issuance of up to $400 million Ordinary Shares.

 d) ACE INA trust preferred securities

   On December 20, 1999, ACE Capital Trust I, a Delaware statutory business trust ("ACE Capital Trust I") issued and sold in a public offering $100 million of 8.875 percent Trust Originated Preferred Securities (the "Trust Preferred Securities"). All of the common securities of ACE Capital Trust I (the "ACE Capital Trust I Common Securities") are owned by ACE INA.

   The Trust Preferred Securities mature on December 31, 2029. This may be extended for one or more periods but not later than December 31, 2048. Distributions on the Trust Preferred Securities are payable quarterly at a rate of 8.875 percent, however, ACE Capital Trust I may defer these payments for up to 20 consecutive quarters (but no later than December 31, 2029, unless the maturity date is extended). Any deferred payments would accrue interest quarterly in a compounded basis if ACE INA defers interest on the Subordinated Debentures (as defined below).

   The sole assets of ACE Capital Trust I consist of $103,092,800 principal amount of 8.875 percent Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") issued by ACE INA. The Subordinated Debentures mature on December 31, 2029. Interest on the Subordinated Debentures is payable quarterly at a rate of 8.875 percent, however, ACE INA may defer such interest payments (but no later than December 31, 2029, unless the maturity date is extended), with such deferred payments accruing interest compounded quarterly. ACE INA may redeem the Subordinated Debentures at 100 percent of the principal amount thereof, plus accrued and unpaid interest to the redemption date, in whole or in part at any time on or after December 31, 2004, and in whole but not in part prior to December 31, 2004 in the event certain changes in tax or investment company law occur. The Trust Preferred Securities and the ACE Capital Trust I Common Securities will be redeemed upon repayment of the Subordinated Debentures.

   The Company has guaranteed, on a subordinated basis, ACE INA's obligations under the Subordinated Debentures and distributions and other payments due on the Trust Preferred Securities (the "Guarantees"). The Guarantees, when taken together with the Company's obligations under an expense agreement entered into with ACE Capital Trust I, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

 e) ACE US Holdings senior notes

   On October 27, 1998, ACE US Holdings refinanced an outstanding $250 million bank term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. The indenture related to these notes includes certain events of default for ACE US Holdings. The senior notes are callable subject to certain call premiums, however, ACE US Holdings has no current intention of calling the debt. Simultaneously, the Company entered into a notional $250 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current

                          ACE LIMITED AND SUBSIDIARIES
intention of terminating the swap. The swap counter-party is a highly rated major financial institution and the Company does not anticipate non-performance.

 f) ACE INA subordinated notes

   On December 6, 1999, ACE INA issued $300 million in aggregate principal amount of unsecured subordinated notes maturing in December 2009. Interest payments, based on the fixed rate coupon on these notes of 11.2 percent, are due semi-annually in arrears. The indenture related to these notes includes certain events of default for ACE INA. The subordinated notes are callable subject to certain call premiums, however, ACE INA has no current intention of calling the debt. Simultaneously, the Company entered into a notional $300 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 8.41 percent for 10 years. Certain assets totaling approximately $105 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a highly rated major financial institution and the Company does not anticipate non-performance.

 g) Capital Re debentures

   In November 1992, Capital Re issued $75 million in 10 year debentures maturing in November 2002. The 7.75 percent coupon on these debentures is payable in arrears on May 1 and November 1 of each year.

 h) Capital Re LLC monthly income preferred securities

   In January 1994, Capital Re formed and capitalized, through the purchase of common shares, Capital Re LLC. Capital Re LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds of such issuance to the Company to fund its business operations. In January 1994, Capital Re LLC issued $75 million of company obligated mandatorily redeemable preferred securities, the proceeds of which were loaned to the Company. The Company has, among other undertakings, unconditionally guaranteed all legally declared and unpaid dividends of Capital Re LLC. The company obligated mandatorily redeemable preferred securities were issued at $25 par value per share, pay monthly dividends at a rate of 7.65 percent per annum, are callable as of January 1999 at par and are mandatorily redeemable in January 2044.

                          ACE LIMITED AND SUBSIDIARIES

9. Shareholders' equity

 a) Shares issued and outstanding

   Following is a table of changes in Ordinary Shares issued and outstanding for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997:

                                                         Year Ended   Year Ended
                         Year Ended   Three Months Ended  September    September
                         December 31     December 31         30           30
                            1999             1998           1998         1997
                         -----------  ------------------ -----------  -----------
Opening balance......... 193,687,126     193,592,519     180,207,664  188,840,275
  Shares issued in
   Capital Re
   acquisition..........  20,815,677             --              --           --
  Shares issued in ACE
   INA acquisition......   2,581,043             --              --           --
  Shares issued under
   employee stock
   purchase plan........      25,697          20,753          27,517       29,403
  Exercise of stock
   options..............     356,472          73,854         378,438      254,394
  Cancellation of non-
   vested restricted
   stock................      (5,500)            --              --        (7,500)
  Shares issued under
   SAR Replacement
   plan.................         --              --              --       184,092
  Repurchase of shares..         --              --       (3,521,100)  (9,093,000)
  Shares issued.........         --              --       16,500,000          --
                         -----------     -----------     -----------  -----------
                         217,460,515     193,687,126     193,592,519  180,207,664
                         ===========     ===========     ===========  ===========

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

 d) Dividends declared

   Dividends declared amounted to $0.42, $0.09, $0.34 and $0.27 per Ordinary Share for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997.

                          ACE LIMITED AND SUBSIDIARIES

10. Employee benefit plans

   (a) Pension plans

   The Company provides pension benefits to eligible employees and agents, spouses and other eligible dependents through various plans sponsored by the Company. Pension benefits are provided through plans sponsored by ACE covering most U.S. and Bermuda based employees and by separate pension plans for various non-U.S. subsidiaries and employees. Pension expenses totaled $11 million, $5 million and $2.2 million for the year ended December 31, 1999 and the years ended September 30, 1998 and 1997.

   (b) Capital accumulation plans

   ACE sponsors a capital accumulation plan in the U.S. in which employee contributions on a pre-tax basis (401(k)) are supplemented by ACE matching contributions. These contributions are invested, at the election of the employee, in one or more of several investment portfolios. In addition, ACE may provide additional matching contributions, depending on its annual financial performance. Expenses for the plan totaled $19 million for the year ended December 31, 1999.

   (c) Options and stock appreciation rights

   In February 1996 and November 1998, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan and the ACE Limited 1998 Long-Term Incentive Plan, respectively (the "Incentive Plans") which incorporates stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 7,800,000 Ordinary Shares of the Company available for award under these Incentive Plans. Prior to the adoption of the Incentive Plans, the Company adopted the Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan ("SAR Plan") and a Stock Option Plan ("Option Plan") which will continue to run off. Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plans, generally, options expire ten years after the award date and vest in equal portions over three years.

   During 1999, the Company established the ACE Limited 1999 Replacement Stock Plan. This plan was established to replace existing Capital Re employee benefits in connection with the Capital Re acquisition, as well as to permit additional grants to employees of the Company. At December 31, 1999, 4,770,555 shares were available for grant under this plan.

   (d) Options

  (i) Options outstanding

   Following is a summary of options issued and outstanding for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997:

                          ACE LIMITED AND SUBSIDIARIES

                                                                      Options
                                                            Average     for
                                                  Year of   Exercise  Ordinary
                                                 Expiration  Price     Shares
                                                 ---------- -------- ----------
Balance at September 30, 1996...................                      4,514,367
  Options granted............................... 2006-2007   $19.74   2,231,550
  Options issued under SAR Plan................. 2002-2003   $21.33     950,400
  Options exercised............................. 2003-2004   $ 9.33    (254,394)
  Options forfeited............................. 2003-2007   $10.09    (307,500)
                                                                     ----------
Balance at September 30, 1997...................                      7,134,423
  Options granted............................... 2007-2008   $31.64   2,489,900
  Options exercised............................. 2003-2007   $11.21    (378,438)
  Options forfeited............................. 2006-2008   $27.51    (261,155)
                                                                     ----------
Balance at September 30, 1998...................                      8,984,730
  Options granted...............................      2008   $29.62   2,012,200
  Options exercised............................. 2004-2007   $17.11     (73,854)
  Options forfeited............................. 2006-2008   $29.58    (115,150)
                                                                     ----------
Balance at December 31, 1998....................                     10,807,926
  Options granted...............................      2009   $27.86   4,058,190
  Options exercised............................. 2005-2007   $15.91    (356,472)
  Options forfeited............................. 2005-2008   $29.02    (544,884)
                                                                     ----------
Balance at December 31, 1999....................                     13,964,760
                                                                     ==========

   The following table summarizes the range of exercise prices for outstanding options at December 31, 1999:

                                Weighted
                                 Average     Weighted                 Weighted
   Range of                     Remaining    Average                  Average
   Exercise        Options     Contractual   Exercise     Options     Exercise
    Prices       Outstanding      Life        Price     Exercisable    Price
   --------      -----------   -----------   --------   -----------   --------
$ 7.45--$15.00    3,508,653    5.55 years    $  9.02     3,508,653    $  9.02
$15.00--$30.00    8,506,757    8.77 years    $ 22.20     2,785,173    $ 22.01
$30.00--$41.00    1,949,350    7.97 years    $ 31.27     1,137,433    $ 30.98
                 ----------                              ---------
                 13,964,760                              7,431,259
                 ==========                              =========

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

                                                       December 31 September 30
                                                          1999         1998
                                                       ----------- ------------
                                                        (in thousands of U.S.
                                                         dollars, except per
                                                             share data)
Net Income
  As reported.........................................  $ 364,963   $ 560,151
  Pro Forma...........................................  $ 351,067   $ 550,894
Diluted earnings per share
  As reported.........................................  $    1.85   $    2.96
  Pro Forma...........................................  $    1.78   $    2.91

                          ACE LIMITED AND SUBSIDIARIES

   The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: dividend yield of
1.47 percent and 1.41 percent; expected volatility of 38.7 percent and 24.9 percent; risk free interest rate of 5.11 percent and 5.61 percent and an expected life of 4.0 years for both 1999 and 1998.

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

 e) Employee stock purchase plan

   The Company maintains an employee stock purchase plan. Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the closing market price of the Company's shares on the last day of each subscription period. Subscription periods run for six months. With respect to the year ending December 31, 1999, the three months ended December 31, 1998 and the year ended September 30, 1998 , the Company incurred expenses of $156,000, $93,000 and $143,000 respectively.

 f) Restricted stock awards

   Under the Company's long-term incentive plans, 1,084,175 restricted Ordinary Shares were awarded during the year ended December 31, 1999, to officers of the Company and its subsidiaries. These shares vest at various dates through November 2003. In addition, during the period, 23,618 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Directors Plan. These shares vest at various dates through June 2000.

   During the three months ended December 31, 1998, 335,000 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 2003. During 1998, 264,000 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 2002. In addition, 14,952 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the 1995 Outside Directors Plan ("the Plan"). These shares vested in February 1999.

   During fiscal 1997, 149,175 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vested at various dates through November 1999. Also, during fiscal 1997, 15,084 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the Plan. These shares vested in February 1998. Also during 1997, 7,500 restricted Ordinary Shares were forfeited due to resignations by officers of the Company and its subsidiaries.

   At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period.

 g) Shares issued in ACE INA acquisition

   During 1999, the ACE Limited 1999 Replacement Long-Term Incentive Plan ("Replacement Plan") was established to award substitute restricted stock awards and substitute restricted stock unit awards in satisfaction of the Company's obligations under the ACE INA Acquisition Agreement and to provide selected individuals substitute restricted stock awards and substitute restricted stock unit awards in replacement of certain equity-based awards which terminated or expired in connection with the closing of the ACE INA transaction. During 1999, 2,581,043 restricted Ordinary Shares were granted in connection with the 1999 Replacement Plan. The costs associated with issuing these awards were included as a cost of the ACE INA acquisition.

                          ACE LIMITED AND SUBSIDIARIES

11. Earnings per share

   The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997.

                          Year Ended  Three Months Ended  Year Ended   Year Ended
                         December 31     December 31     September 30 September 30
                             1999            1998            1998         1997
                         ------------ ------------------ ------------ ------------
                         (in thousands of U.S. dollars, except share and per share
                                                   data)
Numerator:
  Net Income............ $    364,963    $    238,539    $    560,151 $    502,725
Denominator:
  Denominator for basic
   earnings per share--
   Weighted average
   share outstanding....  194,028,374     193,642,270     185,130,479  184,148,641
  Effect of dilutive
   securities...........    3,597,980       3,707,086       4,150,696    2,660,382
                         ------------    ------------    ------------ ------------
  Denominator for
   diluted earnings per
   share--Adjusted
   weighted average
   shares outstanding
   and assumed
   conversions..........  197,626,354     197,349,356     189,281,175  186,809,023
                         ============    ============    ============ ============
Basic earnings per
 share.................. $       1.88    $       1.23    $       3.03 $       2.73
                         ============    ============    ============ ============
Diluted earnings per
 share.................. $       1.85    $       1.21    $       2.96 $       2.69
                         ============    ============    ============ ============

12. Taxation

   Under current Cayman Islands law, the Company is not required to pay any taxes in the Cayman Islands on its income or capital gains. The Company has received an undertaking that, in the event of any taxes being imposed, the Company will be exempted from taxation in the Cayman Islands until the year 2013. Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes in Bermuda on its income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

   Income from the Company's operations at Lloyd's are subject to United Kingdom corporation taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income ("U.S. income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names/Corporate Members in proportion to their participation in the relevant syndicates. The Company's Corporate Members are subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any U.S. income tax incurred up to the value of the equivalent UK corporation income tax charge on the U.S. income.

   ACE INA, ACE US Holdings and ACE Financial Services are subject to income taxes imposed by U.S. authorities and will file U.S. tax returns. Certain international operations of the Company are also subject to income taxes imposed by the jurisdictions in which they operate.

                          ACE LIMITED AND SUBSIDIARIES

   The Company is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties which might require the Company to change the way it operates or become subject to taxation.

   The income tax provision for the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 is as follows:

                         Year Ended  Three Months Ended  Year Ended   Year Ended
                         December 31    December 31     September 30 September 30
                            1999            1998            1998         1997
                         ----------- ------------------ ------------ ------------
                                      (in thousands of U.S. dollars)
Current tax expense
 (benefit)..............  $  8,439        $  (476)        $  3,265     $  8,451
Deferred tax expense....    20,245          5,818           16,775       16,730
                          --------        -------         --------     --------
Provision for income
 taxes..................  $ 28,684        $ 5,342         $ 20,040     $ 25,181
                          ========        =======         ========     ========

   The weighted average expected tax provision has been calculated using pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the year ended December 31, 1999 is provided below. The provision for income taxes with respect to the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 is calculated at rates equal to the statutory income tax rate in each jurisdiction.

                                                                   Year Ended
                                                                  December 31,
                                                                      1999
                                                                ----------------
                                                                (in thousands of
                                                                 U.S. dollars)
      Expected tax provision at weighted average rate..........     $ 19,721
      Permanent differences
        Tax-exempt interest....................................       (9,017)
        Goodwill...............................................        9,805
        Other..................................................          602
      Net withholding taxes....................................        7,573
                                                                    --------
      Total provision for income taxes.........................     $ 28,684
                                                                    ========

                          ACE LIMITED AND SUBSIDIARIES

   The components of the net deferred tax asset as of December 31, 1999 and 1998 is as follows:

                                                               1999      1998
                                                            ---------- --------
                                                               (in thousands
                                                             of U.S. dollars)
Deferred tax assets
  Loss reserve discount.................................... $  677,459 $ 47,649
  Foreign tax credits......................................    116,829      --
  Uncollectible reinsurance................................     24,413    6,685
  Net operating loss carry forward.........................    164,993   33,849
  Other....................................................    305,647   36,626
  Unrealized appreciation on investments...................     12,557      --
                                                            ---------- --------
    Total deferred tax assets..............................  1,301,898  124,809
                                                            ---------- --------
Deferred tax liabilities
  Deferred policy acquisition costs........................     87,691    3,753
  Unrealized appreciation on investments...................        --     5,379
  Other....................................................    164,699   46,247
                                                            ---------- --------
    Total deferred tax liabilities.........................    252,390   55,379
                                                            ---------- --------
Valuation allowance........................................    133,324   26,634
                                                            ---------- --------
Net deferred tax asset..................................... $  916,184 $ 42,796
                                                            ========== ========

13. Statutory financial information

   The Company's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. Statutory capital and surplus of the Bermuda subsidiaries was $2.2 billion, $2.8 billion and $2.3 billion at December 31, 1999, September 30, 1998 and 1997 and statutory net income was $373 million, $592 million and $489 million for the years ended December 31, 1999, September 30, 1998 and 1997 respectively.

   There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

   The Company's U.S. subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory accounting differs from generally accepted accounting policies in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes and certain other items. Combined statutory surplus of the Company's U.S. subsidiaries was $2.2 billion and $252 million at December 31, 1999 and September 30, 1998, respectively. The combined statutory net loss of these operations was $277 million, and $98 million for the year ended December 31, 1999 and the nine months ended September 30, 1998, respectively.

   The Company's international subsidiaries prepare statutory financial statements based on local laws and regulations. Some jurisdictions impose complex regulatory requirements on insurance companies while other jurisdictions impose fewer requirements. In some countries, the Company must obtain licenses issued by governmental authorities to conduct local insurance business. These licenses may be subject to reserves and minimum capital and solvency tests. Jurisdictions may impose fines, censure, and/or criminal sanctions for violation of regulatory requirements.

                          ACE LIMITED AND SUBSIDIARIES

14. Condensed unaudited quarterly financial data

                         Quarter Ended  Quarter Ended   Quarter Ended      Quarter Ended
                         March 31, 1999 June 30, 1999 September 30, 1999 December 31, 1999
                         -------------- ------------- ------------------ -----------------
                               (in thousands of U.S. dollars, except per share data)
1999
Net premiums earned.....    $285,267      $300,271        $  952,951        $  947,248
Net investment income...      86,484        84,794           163,060           158,999
Net realized gains
 (losses) on
 investments............      17,254        25,307           (58,493)           53,848
                            --------      --------        ----------        ----------
  Total revenues........    $389,005      $410,372        $1,057,518        $1,160,095
                            ========      ========        ==========        ==========
Losses and loss
 expenses...............    $156,881      $255,471        $  632,910        $  594,281
                            ========      ========        ==========        ==========
Net income..............    $129,019      $ 69,122        $   14,793        $  152,029
                            ========      ========        ==========        ==========
Basic earnings per
 share..................    $   0.67      $   0.36        $     0.08        $     0.78
                            ========      ========        ==========        ==========
Diluted Earnings per
 share..................    $   0.65      $   0.35        $     0.08        $     0.78
                            ========      ========        ==========        ==========

                           Quarter Ended   Quarter Ended  Quarter Ended   Quarter Ended      Quarter Ended
                         December 31, 1997 March 31, 1998 June 30, 1998 September 30, 1998 December 31, 1998
                         ----------------- -------------- ------------- ------------------ -----------------
                                        (in thousands of U.S. dollars, except per share data)
1998
Net premiums earned.....     $205,330         $221,475      $246,350         $221,148          $218,007
Net invested income.....       63,672           78,283        93,011           89,288            85,095
Net realized gains
 (losses) on
 investments............       27,493          145,616        69,448          (54,172)          130,154
                             --------         --------      --------         --------          --------
  Total revenues........     $296,495         $445,374      $408,809         $256,264          $433,256
                             ========         ========      ========         ========          ========
Losses and loss
 expenses...............     $122,255         $129,780      $146,233         $118,624          $111,169
                             ========         ========      ========         ========          ========
Net income..............     $122,210         $247,901      $176,528         $ 13,512          $238,539
                             ========         ========      ========         ========          ========
Basic earnings per
 share..................     $   0.68         $   1.40      $   0.92         $   0.07          $   1.23
                             ========         ========      ========         ========          ========
Diluted Earnings per
 share..................     $   0.67         $   1.37      $   0.90         $   0.07          $   1.21
                             ========         ========      ========         ========          ========

                          ACE LIMITED AND SUBSIDIARIES

15. Summarized financial information

   The following is consolidated summarized financial information for ACE INA and Capital Re, both wholly owned subsidiaries of the Company.

                            Selected Financial Data

                                    ACE INA

                               December 31, 1999
                         (in thousands of U.S. dollars)

Selected Statement of Operation Data (since date of acquisition)
  Total revenues................................................... $ 1,629,369
  Net income.......................................................      24,426
Selected Balance Sheet Data
  Total investments and cash....................................... $ 7,710,202
  Total assets.....................................................  22,553,446
  Unpaid losses and loss expenses..................................  13,762,062
  Total shareholders' equity....................................... $ 1,142,520

                            Selected Financial Data

                                   Capital Re

                               December 31, 1999
                         (in thousands of U.S. dollars)

   Selected Balance Sheet Data

     Total investments and cash..................................... $1,158,243
     Total assets...................................................  1,483,781
     Unpaid losses and loss expenses................................    168,698
     Total shareholders' equity..................................... $  588,389

   Separate financial statements of ACE INA and Capital Re have not been presented as management has determined that such information is not material to holders of ACE INA's or Capital Re's debt securities.

16. Condensed unaudited pro forma information relating to the acquisitions of Capital Re, ACE INA, CAT and ACE USA.

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

                                                    December 31 September 30
                                                       1999         1998
                                                    ----------- ------------
                                                      (in millions of U.S.
                                                      dollars, except per
                                                          share data)
Pro forma:
  Net premiums earned..............................   $4,054       $4,114
  Net investment income............................      753          846
  Net income.......................................       10          562
  Diluted earnings per share.......................   $ 0.05       $ 2.64

                          ACE LIMITED AND SUBSIDIARIES

17. Segment information

   a) ACE's operations are organized into the following segments: ACE Bermuda; ACE Global Markets; ACE Global Reinsurance; ACE USA; ACE International; ACE Financial Services and other. Each of these segments operates as an autonomous unit and is managed by a Chief Executive Officer ("CEO") who reports to the CEO of ACE, the chief operating decision maker in the group.

   ACE Bermuda, which primarily encompasses the ACE Bermuda Insurance group of companies, primarily provides property and casualty insurance coverage, including excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products, to a diverse group of industrial, commercial and other enterprises.

   ACE Global Markets primarily encompasses the Company's operations in the Lloyds market. ACE Global Markets provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by four Lloyd's managing agencies which are owned by the Company. These managing agencies receive fees and profit commissions in respect of the underwriting and administrative services they provide to the syndicates they manage.

   ACE Global Reinsurance, which primarily comprises the operations of Tempest Re, provides catastrophe reinsurance worldwide to insurers of commercial and personal property. Tempest Re's property catastrophe reinsurance contracts cover unpredictable natural or man-made disasters, such as hurricanes, windstorms, hail storms, earthquakes, volcanic eruptions, conflagrations, freezes, floods, fires and explosions. The predominant exposure under such coverage is property damage.

   ACE USA primarily comprises the domestic U.S. operations of ACE INA which was acquired on July 2, 1999 and the operations of ACE US Holdings which were acquired on January 2, 1998. These operations provide specialty property and casualty products and services including: aerospace, diversified products, marine, professional risk services, property, special risk, U.S. International, warranty, Westchester Specialty, Brandywine and "other" operations.

   ACE International primarily comprises the international operations of ACE INA which were acquired on July 2, 1999. ACE International provides property and casualty insurance to individuals, mid-sized firms and large commercial clients. In addition, ACE International provides customized and comprehensive insurance policies and services to multinational firms and their cross-boarder subsidiaries. Major lines of business underwritten by ACE International include accident and health, fire, marine, casualty, auto, energy and technology insurance. ACE International operates in almost 50 countries and is organized into four geographic locations: ACE Europe, ACE Far East, ACE Asia Pacific, and ACE Latin America. Each region reports to the CEO of ACE International.

   ACE Financial Services is primarily comprised of the Capital Re companies acquired on December 30, 1999. ACE Financial Services provides value-added reinsurance products in several specialty insurance markets. ACE Financial Services has two principal divisions: financial guaranty and financial risks. The financial guaranty division is composed of municipal and non-municipal financial guaranty reinsurance and credit default swaps. Financial guaranty insurance is a type of credit enhancement in the form of a surety or insurance which is regulated under the insurance laws of various jurisdictions. The insurance provides an unconditional and irrevocable guaranty which indemnifies the insured debt obligation. The financial risks division is composed of mortgage guaranty reinsurance, trade credit reinsurance, title reinsurance and financial solutions. As ACE Financial Services was acquired on December 30, 1999, the Company has not reflected any operations from this segment during 1999.

                          ACE LIMITED AND SUBSIDIARIES

   The "other" segment includes the operations of ACE Limited, certain unallocated amounts in ACE INA Holdings including interest income, interest expense and amortization of goodwill, and certain eliminations required to reconcile the segment data to the consolidated statement of operations.

   a) The following table summarizes the operations by segment for the year ended December 31, 1999, the three months ended December 31, 1998, and the years ended September 30, 1998 and 1997.

   b) For segment reporting purposes, certain items have been presented in a different manner than in the consolidated financial statements. For segment reporting purposes, items considered non-recurring in nature have been aggregated and shown separately net of related taxes, and net realized gains (losses) have been presented net of related taxes.

                                  ACE Limited

                      Supplemental Information by Segment

                      For the year ended December 31, 1999
                         (in thousands of U.S. Dollars)

                             ACE      ACE Global  ACE Global                     ACE                         ACE
                           Bermuda     Markets    Reinsurance    ACE USA    International  Other(1)      Consolidated
                          ----------  ----------  -----------  -----------  ------------- -----------    ------------
Operations Data:
Gross premiums written..  $  553,365  $  634,689  $  182,267   $ 1,566,584   $  932,252   $       --     $ 3,869,157
Net premiums written....     428,953     438,769     145,673       796,892      685,061           --       2,495,348
Net premiums earned.....     510,013     363,887     140,094       748,635      723,108           --       2,485,737
Losses and loss
 expenses...............     390,385     205,811      96,935       533,275      413,137           --       1,639,543
Policy acquisition
 costs..................      14,862      94,419      20,809        68,993      138,993           --         338,076
Administrative
 expenses...............      38,233      54,636      11,927       176,524      152,165        51,071        484,556
                          ----------  ----------  ----------   -----------   ----------   -----------    -----------
Underwriting income
 (loss).................      66,533       9,021      10,423       (30,157)      18,813       (51,071)        23,562
Net investment income...     174,647      28,489      60,015       188,688       40,664           834        493,337
Amortization of
 goodwill...............        (834)      4,204      14,011           469          --         27,500         45,350
Interest expense .......       4,705       3,944         --         34,563          --         61,926        105,138
Income tax expense
 (benefit)..............       2,129       6,006         --         34,693       20,199       (26,403)        36,624
                          ----------  ----------  ----------   -----------   ----------   -----------    -----------
Income (loss) excluding
 net realized gains
 (losses) and non
 recurring expenses ....     235,180      23,356      56,427        88,806       39,278      (113,260)       329,787
Non-recurring expenses
 (net of income tax)....         --          --          --         (3,900)      (3,042)          --          (6,942)
                          ----------  ----------  ----------   -----------   ----------   -----------    -----------
Income (loss) excluding
 net realized gains
 (losses)...............     235,180      23,356      56,427        84,906       36,236      (113,260)       322,845
Net realized gains
 (losses)(net of income
 tax)...................      63,752      (4,373)     (3,771)       (3,529)        (608)       (9,353)        42,118
                          ----------  ----------  ----------   -----------   ----------   -----------    -----------
Net income (loss).......  $  298,932  $   18,983  $   52,656   $    81,377   $   35,628   $  (122,613)   $   364,963
                          ==========  ==========  ==========   ===========   ==========   ===========    ===========
 Total Assets...........  $2,867,138  $1,521,535  $1,328,687   $16,240,045   $3,904,755   $4,260,728 (2) $30,122,888
                          ==========  ==========  ==========   ===========   ==========   ===========    ===========

--------
(1) Includes ACE Limited, ACE INA Holdings and intercompany eliminations
(2) Includes ACE Financial Services assets of $1,483,781

                          ACE LIMITED AND SUBSIDIARIES

                                  ACE Limited

                      Supplemental Information by Segment

                  For the three months ended December 31, 1998
                         (in thousands of U.S. Dollars)

                             ACE      ACE Global ACE Global     ACE(1)                  ACE
                           Bermuda     Markets   Reinsurance     USA      Other(2)  Consolidated
                          ----------  ---------- -----------  ----------  --------  ------------
Operations Data:
Gross premiums written..  $  124,836  $   87,891 $    6,425   $   34,916  $    --    $  254,068
Net premiums written....      89,525      39,723      3,318       21,537       --       154,103
Net premiums earned.....      84,337      65,059     46,676       21,935       --       218,007
Losses and loss
 expenses...............      24,401      36,131     36,967       13,670       --       111,169
Policy acquisition
 costs..................       4,462      18,266      5,549         (465)      --        27,812
Administrative
 expenses...............       9,228       8,509      3,299        8,994    11,188       41,218
                          ----------  ---------- ----------   ----------  --------   ----------
Underwriting income
 (loss).................      46,246       2,153        861         (264)  (11,188)      37,808
Net investment income...      47,920       7,291     15,762       13,270       852       85,095
Amortization of
 goodwill...............        (209)      1,048      3,528           68       --         4,435
Interest expense
 (income)...............         107       1,301        --         6,178    (2,845)       4,741
Income tax expense......         307       2,530        --         2,505       --         5,342
                          ----------  ---------- ----------   ----------  --------   ----------
Income (loss) excluding
 net realized gains
 (losses) ..............      93,961       4,565     13,095        4,255    (7,491)     108,385
Net realized gains
 (losses) (net of income
 tax)...................     130,483         432     (1,246)         489        (4)     130,154
                          ----------  ---------- ----------   ----------  --------   ----------
Net income (loss).......  $  224,444  $    4,997 $   11,849   $    4,744  $ (7,495)  $  238,539
                          ==========  ========== ==========   ==========  ========   ==========
  Total Assets..........  $3,828,757  $1,144,402 $1,634,776   $1,822,439  $403,931   $8,834,305
                          ==========  ========== ==========   ==========  ========   ==========

--------
(1) Prior to acquisition of ACE INA
(2) Includes ACE Limited and intercompany eliminations

                          ACE LIMITED AND SUBSIDIARIES

                                  ACE Limited

                      Supplemental Information by Segment

                     For the year ended September 30, 1998
                         (in thousands of U.S. Dollars)

                              ACE      ACE Global  ACE Global    ACE(1)                 ACE
                            Bermuda     Markets    Reinsurance    USA     Other(2)  Consolidated
                           ----------  ----------  ----------- ---------- --------  ------------
Operations Data:
Gross premiums written...  $  520,018  $  437,809  $  124,129  $  160,203 $    --    $1,242,159
Net premiums written.....     395,331     315,832      93,583      78,529      --       883,275
Net premiums earned......     388,812     282,076     154,871      70,846      --       896,605
Losses and loss
 expenses................     294,963     144,991      34,146      42,792      --       516,892
Policy acquisition
 costs...................      26,676      62,540      16,154         284      --       105,654
Administrative
 expenses................      31,263      24,043      11,012      23,419   28,603      118,340
                           ----------  ----------  ----------  ---------- --------   ----------
Underwriting income
 (loss)..................      35,910      50,502      93,559       4,351  (28,603)     155,719
Net investment income....     210,936      19,502      53,029      40,245      542      324,254
Amortization of
 goodwill................        (834)      4,042       9,538          88      --        12,834
Interest expense.........       1,021       4,782         --       11,536      --        17,339
Income tax expense.......         794      19,007         --       11,555      --        31,356
                           ----------  ----------  ----------  ---------- --------   ----------
Income (loss) excluding
 net realized gains and
 non-recurring expenses..     245,865      42,173     137,050      21,417  (28,061)     418,444
Non-recurring expenses
 (net of income tax).....         --      (32,166)        --          --   (14,512)     (46,678)
                           ----------  ----------  ----------  ---------- --------   ----------
Income (loss) excluding
 net realized gains......     245,865      10,007     137,050      21,417  (42,573)     371,766
Net realized gains (net
 of income tax)..........     183,745       1,302       3,224         114      --       188,385
                           ----------  ----------  ----------  ---------- --------   ----------
Net income (loss)........  $  429,610  $   11,309  $  140,274  $   21,531 $(42,573)  $  560,151
                           ==========  ==========  ==========  ========== ========   ==========
  Total Assets...........  $4,041,442  $1,142,758  $1,671,874  $1,833,407 $ 99,272   $8,788,753
                           ==========  ==========  ==========  ========== ========   ==========

--------
(1) Prior to acquisition of ACE INA
(2) Includes ACE Limited and intercompany eliminations

                          ACE LIMITED AND SUBSIDIARIES

                                  ACE Limited

                      Supplemental Information by Segment

                     For the year ended September 30, 1997
                         (in thousands of U.S. Dollars)

                                       ACE
                             ACE      Global   ACE Global                ACE
                           Bermuda   Markets   Reinsurance Other(1)  Consolidated
                          ---------- --------  ----------- --------  ------------
Operations Data:
Gross premiums written..  $  527,030 $316,524   $115,795   $    --    $  959,349
Net premiums written....     451,495  226,858    111,420        --       789,773
Net premiums earned.....     479,047  207,723    118,602        --       805,372
Losses and loss
 expenses...............     386,127   89,582     10,431        --       486,140
Policy acquisition
 costs..................      34,027   39,180     12,555        --        85,762
Administrative
 expenses...............      20,169   11,216      7,488     28,851       67,724
                          ---------- --------   --------   --------   ----------
Underwriting income
 (loss).................      38,724   67,745     88,128    (28,851)     165,746
Net investment income...     189,364   16,205     37,263     10,608      253,440
Amortization of
 goodwill...............         --     1,703      5,622        --         7,325
Interest expense........         --     5,602        --         --         5,602
Income tax expense......         --    25,181        --         --        25,181
                          ---------- --------   --------   --------   ----------
Income (loss) excluding
 net realized gains
 (losses) and non-
 recurring expenses ....     228,088   51,464    119,769    (18,243)     381,078
Non-recurring expenses
 (net of income tax)....         --    (6,055)       --         --        (6,055)
                          ---------- --------   --------   --------   ----------
Income (loss) excluding
 net realized gains
 (losses)...............     228,088   45,409    119,769    (18,243)     375,023
Net realized gains
 (losses) (net of income
 tax)...................     127,079     (280)       919        (16)     127,702
                          ---------- --------   --------   --------   ----------
Net income (loss).......  $  355,167 $ 45,129   $120,688   $(18,259)  $  502,725
                          ========== ========   ========   ========   ==========
  Total Assets..........  $3,921,806 $771,579   $875,902   $ 78,309   $5,647,596
                          ========== ========   ========   ========   ==========

--------
(1) Includes ACE Limited and intercompany eliminations

   c. The following table summarizes the Company's gross premiums written by geographic region. Allocations have been made on the basis of location of risk.

                               Australia
 North                           & New              Asia              Latin
America       Europe            Zealand            Pacific           America           Other
-------       ------           ---------           -------           -------           -----
59.4%         17.6%              7.6%               5.0%              2.7%             7.7%

                          ACE LIMITED AND SUBSIDIARIES

18. Discontinued Operations

   In accordance with Emerging Issues Task Force ("EITF") 87-11 "Allocation of Purchase Price to Assets to Be Sold," and ("EITF") 90-6, "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to Be Sold", the Company has presented Commercial Insurance Services ("CIS"), a division of ACE INA, as a discontinued operation. The Company planned, as part of its July 2, 1999 acquisition of the CIGNA P&C business, to dispose of the CIS operations. Following the July 2, 1999 ACE INA acquisition, the company sold the renewal rights for all of its CIS business going forward. The Company still owns the assets and liabilities pertaining to the historical book of business as well as the in-force book of business. This portion of CIS is still for sale.

   In accordance with EITF 87-11, the Company recorded a net liability as of July 2, 1999 of approximately $170 million which was recorded in accounts payable, accrued expenses and other liabilities. At that time the Company reduced the consolidated balance sheet for the following items that pertained specifically to CIS: $900 million in investments and cash, $100 million in insurance balances receivable, $30 million of net assets comprised of various assets and liabilities, $1.1 billion in net loss reserves, and $100 million in unearned premiums. The historical and in force business, including the estimated proceeds on sale and estimated operating results over the twelve months from July 2, 1999, was represented by the net liability of approximately $170 million. Any income items pertaining to CIS through July 1, 2000 will not appear in the consolidated income of the Company, but will be posted against the $170 million net liability. When the CIS business is sold, any gain or loss on sale would reduce or increase goodwill accordingly.

   If the remaining CIS business is not sold prior to July 2, 2000, the Company will be required to expand the net liability into each of its constituent parts in the balance sheet and any resulting income or loss from that book of business from that point forward would be included in income.