Form 10-K, Exhibit 13
period 2000-12-31
ACE LTD
filed 2001-03-29
CIK 896159

                                                                    Exhibit 13.1

ACE LTD
Selected Financial Data
December 31, 2000

                                                      For the years         For the Three       For the years ended September 30
                                                          ended             Months ended
                                                       December 31           December 31

                                                   2000           1999          1998            1998         1997          1996
(in thousands of U.S. dollars,
except share and per share
data and selected data)

Operations data:

    Net premiums written                       $  4,879,354   $  2,495,348  $    154,103    $   880,973  $    789,773  $    781,884
                                               ============   ============  ============    ===========  ============  ============
    Net premiums earned                           4,534,763      2,485,737       218,007        894,303       805,372       755,840
    Net investment income                           770,855        493,337        85,095        324,254       253,440       213,701
    Net realized gains (losses)
      on investments                                (38,961)        37,916       130,154        188,385       127,702        55,229
    Losses and loss expenses                      2,936,065      1,639,543       111,169        516,892       486,140       520,277
    Policy acquisition costs and
      administrative expenses                     1,393,432        833,312        69,030        271,566       153,486       138,343
    Amortization of goodwill                         78,820         45,350         4,435         12,834         7,325         1,507
    Interest expense                                221,450        105,138         4,741         25,459        11,657        10,481
    Income tax expense                               93,908         28,684         5,342         20,040        25,181        26,543
                                               ------------   ------------  ------------    -----------  ------------  ------------
    Net income                                 $    542,982   $    364,963  $    238,539    $   560,151  $    502,725  $    327,619
                                               ============   ============  ============    ===========  ============  ============

    Dividends on FELINE PRIDES                 $     18,391   $          -  $          -    $         -  $          -  $          -
                                               ------------   ------------  ------------    -----------  ------------  ------------
    Net income available to holders
      of Ordinary Shares                       $    524,591   $    364,963  $    238,539    $   560,151  $    502,725  $    327,619
                                               ============   ============  ============    ===========  ============  ============

    Diluted earnings per share                 $       2.31   $       1.85  $       1.21    $      2.96  $       2.69  $       2.00
                                               ============   ============  ============    ===========  ============  ============

Balance sheet data (at end of period)

    Total investments and cash                   13,762,324   $ 12,875,535  $ 6 ,214,900    $ 6,201,074  $  4,787,916  $  4,342,781
    Total assets                                 31,689,526     30,122,888    8 ,834,305      8,788,753     5,647,596     5,077,780
    Net unpaid losses and loss expenses           9,330,950      8,908,817    2 ,577,805      2,678,341     2,006,873     1,892,302
    Mezzanine equity                                311,050              -             -              -             -             -
    Shareholders' equity                          5,420,211      4,450,560     3,909,577      3,714,270     2,785,155     2,367,003
    Diluted book value per share               $      23.25   $      20.28  $      20.19    $     19.14  $      15.40  $      12.46

Selected data

    Loss and loss expense ratio                        64.7%          66.0%         51.0%          57.8%         60.4%         68.8%
    Underwriting and administrative
      expense ratio                                    30.8%          33.5%         31.7%          30.4%         19.0%         18.3%
                                               ------------   ------------  ------------    -----------  ------------  ------------
    Combined ratio                                     95.5%          99.5%         82.7%          88.2%         79.4%         87.1%
                                               ============   ============  ============    ===========  ============  ============

    Net loss reserves to capital and
      surplus ratio                                   172.2%         200.2%         65.9%          72.1%         72.1%         79.9%
    Ratio of net premiums written
      to capital and surplus                         0.90:1         0.56:1           n/a         0.24:1        0.28:1        0.33:1

    Weighted average shares outstanding
      - diluted                                 227,418,430    197,626,354   197,349,356    189,281,175   186,809,023  $163,768,894
    Cash dividends per share                   $       0.50   $       0.42  $       0.09    $      0.34  $       0.27  $       0.21
    Net operating earnings per share(1)        $       2.48   $       1.67  $       0.55    $      2.21  $       2.04  $       1.69
                                               ============   ============  ============    ===========  ============  ============

The above table sets forth selected consolidated financial data of the Company as of and for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and for each of the years in the three-year period ended September 30, 1998. These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition," presented on pages 51 to 93 and 32 to 50 respectively, of this annual report. On July 2, 1999, the Company changed its fiscal year end from September 30 to December 31. This change was implemented retroactively to December 31, 1998, so that the 1999 fiscal year is for the twelve-month period ended December 31, 1999.

    (1) Operating earnings is comprised of net income available to holders of Ordinary Shares and excludes net realized gains (losses) on investments and non-recurring expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following is a discussion of the Company's results of operations, financial condition and liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, presented on pages 51 to 93 of this annual report.

Safe Harbor Disclosure

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere herein and in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to new insurance regulation or taxation in additional jurisdictions or amending or revoking or enacting any laws, regulations or treaties affecting the Company's current operations), (ii) the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding the Company's estimates, (iii) legal, regulatory, and legislative developments, (iv) the uncertainties of the loss reserving process including the difficulties associated with assessing environmental and latent injuries, (v) the actual amount of new and renewal business and market acceptance of the Company's products, (vi) loss of the services of any of the Company's executive officers, (vii) changing rates of inflation and other economic conditions, (viii) losses due to foreign currency exchange rate fluctuations, (ix) the ability to collect reinsurance recoverables, (x) the competitive environment in which the Company operates, related trends and associated pricing pressures, market perception, and developments, (xi) the impact of mergers and acquisitions and new initiatives, including the ability to successfully integrate acquired, new or expanded businesses and achieve cost savings, reduce volatility of earnings, competing demands for ACE's capital and the risk of undisclosed liabilities, (xii) developments in global financial markets, including interest rate changes which could affect the Company's investment portfolio and financing plans, (xiii) risks associated with the introduction of new products and services, (xiv) the ability of technology to perform as anticipated, and (xv) the amount of dividends received from subsidiaries. The words "believe", "anticipate", "estimate", "project", "plan", "expect", "intend", "hope", "will likely result" or "will continue" and variations thereof and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

On July 2, 1999, ACE Limited ("ACE" or "the Company") changed its fiscal year-end from September 30 to December 31. This change was implemented retroactively to December 31, 1998, so that the 1999 fiscal year was the twelve-month period ended December 31, 1999. For purposes of this analysis of the Company's results of operations, the Company's December 31, 2000 and 1999, fiscal years have been compared to the year ended September 30, 1998, the next most recently audited fiscal year.

The Company, through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds in the United States and almost 50 other countries. In addition, ACE, through ACE Global Markets, provides funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies, which are wholly owned subsidiaries of ACE. ACE operates through six business segments:
ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International and ACE Financial Services.

On January 2, 1998, the Company acquired Westchester Specialty Group, Inc. ("WSG"), through a newly-created U.S. holding company, ACE US Holdings, Inc. Under the terms of the acquisition agreement, the Company purchased all of the outstanding capital stock of WSG for aggregate cash consideration of $338 million.

On April 1, 1998, the Company acquired CAT Limited ("CAT"), a privately held, Bermuda-based property catastrophe reinsurer. Under the terms of the acquisition agreement, the Company purchased all of the outstanding capital stock of CAT, for cash consideration of approximately $641 million. On January 1, 1999, CAT was fully merged into ACE Tempest Re.

On July 9, 1998, the Company acquired Tarquin Limited ("Tarquin"), a UK-based holding company which owned Lloyd's managing agency Charman Underwriting Agencies Ltd. ("CUAL") and Tarquin Underwriting Limited, its corporate capital provider. Under the terms of the acquisition agreement, the Company issued approximately 14.3 million ACE Ordinary Shares to the shareholders of Tarquin.

On July 2, 1999, the Company, through a U.S. holding company, ACE INA Holdings, Inc. ("ACE INA"), acquired CIGNA Corporation's ("CIGNA") domestic property and casualty insurance operations including its run-off business and also its international property and casualty insurance companies and branches, including most of the accident and health businesses written through those companies for $3.45 billion in cash (the "ACE INA Acquisition").

On December 30, 1999, the Company acquired Capital Re Corporation, which is engaged in the financial guaranty reinsurance business. Following the acquisition, Capital Re Corporation was renamed ACE Financial Services. Under the terms of the acquisition agreement, the Company paid aggregate consideration of $110.3 million in cash and issued approximately 20.8 million ACE Ordinary Shares.

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

Results of Operations - Years ending December 31, 2000 and 1999, and year ending September 30, 1998

As noted, during 1999 and 1998, the Company made four substantial acquisitions that were accounted for under the purchase method of accounting, which requires that income from the acquired company only be included in the results of the Company from the date of acquisition. This makes it difficult to compare the financial results as presented. ACE US Holdings' results are included from January 2, 1998, CAT's results are included from April 1, 1998, and ACE INA's results are included from July 2, 1999. As ACE Financial Services was acquired on December 30, 1999, its results had no effect on the fiscal 1999 year.

In addition, the Company increased its percentage of participation in its Lloyd's syndicates in both 2000 and 1999. On October 11, 2000, the final Lloyd's auction for 2001 year of account capacity concluded. As a result, ACE increased its share of the capacity of syndicate 2488 to approximately 90 percent in the syndicate's 2001 year of account compared to 84 percent in 2000.

Where possible, we have discussed year on year comparisons for premiums, which includes information prior to the dates of acquisitions. For items that by their nature are based upon estimates or require judgments, such as losses incurred and income, we do not generally discuss information prior to the dates of acquisitions.

From time to time, the Company writes loss portfolio transfer contracts ("LPTs"), primarily in ACE Bermuda and ACE USA. These contracts, which meet the established criteria for reinsurance accounting, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses. These contracts, when written, can cause significant variances in gross premiums written, net premiums written, net premiums earned, net incurred losses as well as the loss and loss expense ratio and underwriting and administrative expense ratio.

Net Income

--------------------------------------------------------------------------------------------------------------
                                                                 Year Ended     Year Ended     Year Ended
                                                                December 31    December 31    September 30
                                                                    2000           1999           1998
                                                                    ----           ----           ----
                                                                       (in millions of U.S. dollars)
  Income excluding net realized gains (losses) on                  $ 582         $ 330           $ 418
    investments and non-recurring expenses
  Net realized gains (losses) on investments (net of taxes)          (39)           42             188
  Non-recurring expenses (net of taxes)                                -            (7)            (46)
                                                                   -----         -----           -----
  Net income                                                       $ 543         $ 365           $ 560
                                                                   =====         =====           =====

--------------------------------------------------------------------------------------------------------------

Income excluding net realized gains (losses) on investments and non-recurring expenses increased by 76 percent to $582 million for the year ended December 31, 2000, compared with $330 million for the year ended December 31, 1999. Of this increase, approximately $100 million results primarily from the inclusion of ACE INA because their results are included for a full year in 2000 compared with six months of results in 1999 and they also reported better results in 2000 compared with 1999. The 2000 year also includes $82 million of income excluding net realized gains (losses) on investments and non-recurring expenses from ACE Financial Services which was acquired on December 30, 1999. An additional $78 million increase results primarily from ACE Global Reinsurance as there was a lower level of catastrophe losses in 2000 compared with 1999.

The increase in net income to $543 million in 2000 compared with $365 million in 1999 is a result of the increase in income excluding net realized gains (losses) on investments and non-recurring expenses discussed in the preceding paragraph, offset by net realized losses of $39 million in 2000. In 1999, the Company had net realized gains on investments of $42 million resulting in an $81 million decrease in net income from 1999 to 2000.

Income excluding net realized gains (losses) on investments and non-recurring expenses was $330 million in 1999 compared with $418 million in 1998, a decrease of $88 million or 21 percent. This decline was primarily due to the impact of property catastrophe losses, which are discussed further in underwriting results.

The decline in net income of $195 million from 1998 to 1999 is due in part to the $88 million decline in income excluding net realized gains (losses) and non-recurring expenses explained above. In addition, the Company had net realized gains on investments of $42 million in 1999 compared with $188 million in 1998. This contributed $146 million to the decline and is explained further in the discussion of net realized gains (losses) on investments. The Company incurred non-recurring expenses (net of taxes) of $7 million in 1999 with respect to the ACE INA Acquisition compared with $46 million in 1998 with respect to the acquisition of Tarquin, accounting for the remaining difference between 1999 and 1998.

Premiums

---------------------------------------------------------------------------------------------------------------
                                      Year Ended                  Year Ended                    Year Ended
                                     December 31    Percentage   December 31    Percentage     September 30
                                         2000         Change         1999         Change           1998
                                                          (in millions of U.S. dollars)
  Gross premiums written:
     ACE Bermuda                        $  598           8%         $  553            6%          $  520
     ACE Global Markets                  1,064          68             635           45              438
     ACE Global Reinsurance                191           5             182           47              124
     ACE USA                             3,380         116           1,567          878              160
     ACE International                   2,027         117             932            -                -
     ACE Financial Services                327           -               -            -                -
                                        ------         ---          ------          ---           ------
         Consolidated                   $7,587          96%         $3,869          212%          $1,242
                                        ======         ===          ======          ===           ======

  Net premiums written:
     ACE Bermuda                        $  512          19%         $  429            9%          $  395
     ACE Global Markets                    772          76             439           39              314
     ACE Global Reinsurance                157           8             145           56               94
     ACE USA                             1,708         114             797          915               78
     ACE International                   1,419         107             685            -                -
     ACE Financial Services                311           -               -            -                -
                                        ------         ---          ------          ---           ------
         Consolidated                   $4,879          96%         $2,495          183%          $  881
                                        ======         ===          ======          ===           ======

  Net premiums earned:
     ACE Bermuda                        $  487          (5)%        $  510           31%          $  389
     ACE Global Markets                    619          70             364           29              279
     ACE Global Reinsurance                141           1             140          (10)             155
     ACE USA                             1,619         116             749          957               71
     ACE International                   1,386          92             723            -                -
     ACE Financial Services                283           -               -            -                -
                                        ------         ---          ------          ---           ------
         Consolidated                   $4,535          82%         $2,486          178%          $  894
                                        ======         ===          ======          ===           ======
---------------------------------------------------------------------------------------------------------------

During 2000, the insurance and reinsurance markets began to experience an upturn in the business cycle compared to 1999 and 1998 when most insurance markets faced significant competitive pressures as a result of excess capital in the market and the resulting price pressures. In addition, the Company experienced market acceptance of the ACE brand, successfully cross marketed between segments, and recognized price improvements which resulted in an increase in the acceptance rate of business submissions.

Premiums: Gross premiums written for the year ended December 31, 2000, increased by $3.7 billion to $7.6 billion compared to $3.9 billion for the year ended December 31, 1999. These increases result from several factors, including those discussed in the preceding paragraph. However, the primary reasons for the increase are the inclusion of ACE INA premiums for a full year in 2000 compared with six months in 1999, the increase in the Company's participation at Lloyd's and the inclusion of ACE Financial Services in 2000. Gross premiums written for the year ended December 31, 1999, increased by $2.7 billion to $3.9 billion compared to $1.2 billion for the year ended September 30, 1998, primarily due to the inclusion of ACE INA since July 2, 1999. All segments, however, reported increases in gross and net premiums written in 1999 compared with 1998.

ACE Bermuda: Gross premiums written for the year ended December 31, 2000, increased by $45 million to $598 million compared to $553 million for the year ended December 31, 1999, primarily due to growth in the professional lines division. During the third quarter, the professional lines division bound a retrospective professional lines program that resulted in $50 million of gross, net and earned premiums in the quarter. Premium production in the other divisions was mixed for 2000. The excess property division experienced growth as property rates increased during the year and submission activity increased. This growth was offset by declines in excess liability and financial solutions (formerly the tailored risk solutions division). ACE Bermuda has not experienced rate increases in the excess liability area and continues to decline business that is not adequately priced. Premiums from financial solutions decreased as a large program written in 1999 was not available for renewal in 2000. However, part of this decrease was offset by new business written. As of August 1, 2000, the aviation department of ACE Bermuda ceased underwriting new business and renewals were transferred to ACE Global Markets. Also during the year, certain satellite business was transferred to the U.S. Both resulted in a decrease in premiums during the year. Gross premiums written for the year ended December 31, 1999, increased by $33 million to $553 million compared to $520 million for the year ended September 30, 1998. The increase was primarily the result of significant increases in business in financial solutions and in new political risk products. This new business was offset by decreases in satellite, excess liability and professional lines divisions due to market pressures.

Net premiums written for the year ended December 31, 2000, increased by $83 million to $512 million compared to $429 million for the year ended December 31, 1999. This increase is primarily due to the professional lines $50 million transaction discussed above. Changes to the underlying mix of business in the satellite division and new business written in the professional lines and property divisions also contributed to the growth.

Net premiums earned for the year ended December 31, 2000, decreased by $23 million to $487 million compared to $510 million for the year ended December 31, 1999. This decrease is primarily due to a significant LPT transaction in 1999 that was earned when written. The decrease in net premiums earned was partially offset by the aforementioned $50 million professional lines retrospective premium.

ACE Global Markets: Gross premiums written for the year ended December 31, 2000, increased by $429 million to $1.1 billion compared to $635 million for the year ended December 31, 1999. This increase is primarily due to ACE's increased participation in the Lloyd's syndicates in 2000 versus 1999 as already discussed. The rate reduction pressures, excess capacity and industry consolidations which combined to create difficult market conditions in 1999 and prior years have eased during 2000 and the Company has seen a hardening of premium rates and the development of new business opportunities. It is anticipated that gross premiums written will continue to increase in 2001 as the Company has increased it's capacity at Lloyd's, assuming the market continues to improve. Gross premiums written for the year ended December 31, 1999, increased by $197 million to $635 million compared to $438 million for the year ended September 30, 1998, as a result of the Company's increased participation in its syndicates.

Net premiums written for the year ended December 31, 2000, increased by $333 million to $772 million compared to $439 million for the year ended December 31, 1999. This increase is consistent with the increase in gross premiums written discussed above. Net premiums written for the year ended December 31, 1999, increased by $125 million to $439 million compared to $314 million for the year ended September 30, 1998, due to ACE's increased participation in its Lloyd's syndicates.

Net premiums earned for the year ended December 31, 2000, increased by $255 million to $619 million compared to $364 million for the year ended December 31, 1999. This increase is primarily due to the increased syndicate participation over 1999. Net premiums earned for the year ended December 31, 1999, increased by $85 million to $364 million due to the increased participation in its syndicates.

ACE Global Reinsurance: Gross premiums written for the year ended December 31, 2000, increased by $9 million to $191 million compared to $182 million for the year ended December 31, 1999. This increase is primarily due to increasing rates in the property catastrophe market place and new business opportunities. Pricing and demand increased in the international sector following significant catastrophe losses in 1999. Gross premiums written for the year ended December 31, 1999, increased by $58 million to $182 million compared to $124 million for the year ended September 30, 1998. The Company acquired CAT in April 1998 and therefore, 1999 includes a full year of CAT results whereas 1998 only includes six months of results from the CAT business.

As with gross premiums written, net premiums written for the year ended December 31, 2000, increased by $12 million to $157 million compared to $145 million for the year ended December 31, 1999. Net premiums written for the year ended December 31, 1999, increased by $51 million to $145 million compared to $94 million for the year ended September 30, 1998. This increase is primarily due to the inclusion of the CAT results for a full year in 1999 and only six months in 1998.

Net premiums earned were constant between 2000 and 1999, because of ACE Tempest Re's purchase of additional retrocessional coverage in the first half of 2000. Net premiums earned for the year ended December 31, 1999, decreased by $15 million to $140 million compared to $155 million for the year ended September 30, 1998, primarily due to an increase in the use of reinsurance.

ACE USA: Gross premiums written increased by $1.8 billion to $3.4 billion for the year ended December 31, 2000, compared to $1.6 billion for the year ended December 31, 1999. Gross premiums written include premiums from both ACE US Holdings and the U.S. operations of ACE INA which for 1999 are included from July 2, 1999, the date of acquisition. On a comparable basis, including twelve months of 1999 premiums for the U.S. operations of ACE INA, gross premiums increased by more than 30 percent in 2000, despite a $158 million reduction in gross premiums written due to the curtailment of certain unprofitable business. In 2000, ACE USA had strong production from several business units including financial solutions, special risks, property, aerospace and U.S. international. Market conditions were favorable for most of 2000 with price increases, increases in submission levels and strong account retention. For 1998, gross premiums written of $160 million represents nine months of premiums from ACE US Holdings (acquired January 2, 1998). Prior to January 2, 1998, the Company had no U.S.-based operations.

Net premiums written for the year ended December 31, 2000, increased by $911 million to $1.7 billion compared to $797 million for the year ended December 31, 1999. The increase is primarily due to the inclusion of a full year of results for the ACE INA business in 2000, which for 1999 are only included from July 2, 1999. On a comparable basis, net premiums written increased by $346 million, primarily due to the results of the financial solutions and the special risks divisions. For 1998, net premiums written of $78 million represents nine months of premiums from ACE US Holdings.

Net premiums earned for the year ended December 31, 2000, increased by $870 million to $1.6 billion compared to $749 million for the year ended December 31, 1999. The increase is due to the inclusion of the results of ACE INA from July 2, 1999. For 1998, net premiums earned of $71 million represents nine months of premiums from ACE US Holdings.

ACE International: Gross premiums written for the year ended December 31, 2000, increased by $1.1 billion to $2 billion compared to $932 million for the year ended December 31, 1999. The increase is primarily due to the inclusion of a full year of results for the ACE INA business in 2000, which for 1999 are only included from July 2, 1999. On a comparable basis, gross premiums written increased by 6 percent in 2000 compared with 1999. The increase in 2000 reflects growth in fronted and multi-national programs, and in underlying property and casualty lines. This growth was offset by the adverse effect of the devaluation of European currencies during 2000. In addition, ACE International discontinued approximately $60 million of certain non-strategic or unprofitable business during 2000. Growth in business operations, excluding the non-strategic or unprofitable business, was approximately 11 percent on a constant dollar basis. Net premiums written and net premiums earned increased for the same reasons. ACE International was acquired on July 2, 1999; therefore, there are no comparatives for 1998.

ACE Financial Services: Gross premiums written for the year ended December 31, 2000, were $327 million. As ACE Financial Services was acquired on December 30, 1999, this is the first year in which results from ACE Financial Services are reflected in the financial results of ACE. On a comparable basis, gross premiums written were $98 million higher than in 1999 due to an LPT contract of $105 million which was earned when written. During 2000, the rising interest rate environment reduced financial guaranty reinsurance premiums. However, rising interest rates also lead to greater persistency in the mortgage guaranty business, thereby partially offsetting the downturn in financial guaranty. In addition, ACE Financial Services experienced strong premium volume in other business lines, particularly in residual value and credit default swaps. Net premiums written and net premiums earned increased for the same reasons.

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

------------------------------------------------------------------------------------------------------------------
                                                              Year Ended    Year Ended        Year Ended
                                                             December 31   December 31      September 30
                                                                 2000          1999             1998
  Loss and loss expense ratio
   ACE Bermuda                                                   74.3%         76.5%            75.9%
   ACE Global Markets                                            57.2          56.6             51.8
   ACE Global Reinsurance                                        12.7          69.2             22.0
   ACE USA                                                       73.7          71.2             60.4
   ACE International                                             59.6          57.1                -
   ACE Financial Services                                        64.8             -                -
                                                                 ----          ----             ----
     Consolidated                                                64.7%         66.0%            57.8%
                                                                 ----          ----             ----

  Underwriting and administrative expense ratio
   ACE Bermuda                                                   10.4%         10.4%            14.9%
   ACE Global Markets                                            37.8          40.9             42.8
   ACE Global Reinsurance                                        25.1          23.4             17.5
   ACE USA                                                       25.6          33.6             33.5
   ACE International                                             37.6          40.9                -
   ACE Financial Services                                        27.0             -                -
                                                                 ----          ----             ----
     Consolidated                                                30.8%         33.5%            30.4%
                                                                 ----          ----             ----

  Combined ratio
   ACE Bermuda                                                   84.7%         86.9%            90.8%
   ACE Global Markets                                            95.0          97.5             94.6
   ACE Global Reinsurance                                        37.8          92.6             39.5
   ACE USA                                                       99.3         104.8             93.9
   ACE International                                             97.2          98.0                -
   ACE Financial Services                                        91.8             -                -
                                                                 ----          ----             ----
     Consolidated                                                95.5%         99.5%            88.2%
                                                                 ----          ----             ----
------------------------------------------------------------------------------------------------------------------

Loss and Loss Expense Ratios

The Company establishes reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves for property and casualty claims continues to be a complex and imprecise process, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data becomes available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in the Company's results of operations in the period in which the estimates are changed.

In addition, catastrophe losses may have a significant effect on the insurance and reinsurance industry. ACE Global Reinsurance and other segments of the group have exposure to windstorm, hail, earthquake and other catastrophic events, all of which are managed using measures including underwriting controls, occurrence caps as well as modeling, monitoring and managing its accumulations of potential losses across the group. The Company uses its retrocessional programs to limit its net losses from catastrophes. However, property catastrophe loss experience is generally characterized as low frequency but high severity short-tail claims which may result in volatility in financial results.

During the year ended December 31, 2000, there were relatively few major catastrophe losses compared with 1999 where there were a significant number of catastrophes that impacted the results of the Company including: a hailstorm in New South Wales, Australia in April 1999; tornadoes in the U.S. midwest in May 1999; in the period from July to September 1999 there were major earthquakes in Taiwan, Turkey, Greece and Mexico, a typhoon in Japan and Hurricane Floyd in the U.S.; and in December 1999 there were several severe windstorms in Europe.

During 2000, the loss and loss expense ratio declined to 64.7 percent compared with 66.0 percent in 1999, primarily due to ACE Global Reinsurance, which is discussed below. The loss and loss expense ratio increase from 57.8 percent in 1998 to 66.0 percent in 1999 was primarily due to the inclusion of losses and loss expenses for the ACE INA domestic segment for six months plus the large number of 1999 catastrophes.

ACE Bermuda: The loss and loss expense ratio decreased from 76.5 percent in 1999 to 74.3 percent in 2000. This change is primarily the result of a change in the mix of business written, primarily because fewer LPT accounts were written in 2000 compared with 1999. LPTs put upwards pressure on loss and loss expense ratios as they are reserved at higher loss ratios. The loss and loss expense ratio for 1999 did not change substantially from 1998.

ACE Global Markets: The loss and loss expense ratio did not substantially change in 2000 compared with 1999. The loss and loss expense ratio increased from 51.8 percent in 1998 to 56.6 percent in 1999. This increase is primarily the result of the increased amount of non-Tarquin business written in the syndicates managed by the Company during 1999, which historically had a higher loss ratio.

ACE Global Reinsurance: The loss and loss expense ratio decreased from 69.2 percent in 1999 to 12.7 percent in 2000. This significant decrease is the result of the relatively small number of catastrophes in 2000. During 1999, there were a significant number of catastrophes that impacted the results of the Company as discussed above. In 1998, the loss ratio was 22.0 percent due to the relatively small number of catastrophes.

ACE USA: The loss and loss expense ratio increased from 71.2 percent in 1999 to
73.7 percent in 2000. The loss and loss expense ratio of the ACE INA domestic segment has historically been in excess of ACE US Holdings. On a comparative basis, including twelve months of 1999 operating results for ACE INA, the loss ratio in 2000 declined by over 8 percentage points. The reinsuring of loss reserve development for the business covered under the National Indemnity Company agreement, helped reduce the combined operations loss and loss expense ratio in 2000. In addition, the curtailment of certain business that did not meet the Company's underwriting standards and more favorable catastrophe experience in 2000 over 1999 contributed to the improvement. The 1998 loss and loss expense ratio of 60.4 percent represents nine months of activity for ACE US Holdings (acquired January 2, 1998).

ACE International: The loss and loss expense ratio increased from 57.1 percent in 1999 to 59.6 percent in 2000. This change is primarily the result of additional loss activity in 2000, primarily in the property division. ACE International was acquired on July 2, 1999; therefore, there are no comparatives for 1998.

ACE Financial Services: The loss and loss expense ratio for the segment during 2000 was 64.8 percent. There were no unexpected losses incurred during the year. ACE Financial Services was acquired December 30, 1999; therefore, there are no comparatives for 1999 or 1998.

Underwriting and Administrative Expense Ratios

Underwriting and administrative expenses are comprised of the amortization of deferred policy acquisition costs, which include commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, and administrative expenses which include all other operating costs. As with losses and loss expenses, total underwriting and administrative expenses increased significantly from $833 million in 1999 to $1.4 billion in 2000 primarily due to the inclusion of ACE INA for a full year in 2000 and the inclusion of ACE Financial Services. The underwriting and administrative expense ratio decreased to 30.8 percent in 2000 compared with
33.5 percent in 1999 primarily due to cost reduction measures by ACE INA. The underwriting and administrative expense ratio increased from 30.4 percent in 1998 to 33.5 percent in 1999 due to the inclusion of ACE INA effective July 2, 1999.

ACE Bermuda: The underwriting and administrative expense ratio was 10.4 percent at both December 31, 1999, and December 31, 2000. The underwriting and administrative expense ratio decreased from 14.9 percent in 1998 to 10.4 percent in 1999 due primarily to ceding commissions generated on expanded reinsurance programs in 1999.

ACE Global Markets: The underwriting and administrative expense ratio decreased from 42.8 percent in 1998 to 40.9 percent in 1999 and down to 37.8 percent in 2000. These changes are primarily the result of relatively stable administrative expenses over a higher earned premium base.

ACE Global Reinsurance: The underwriting and administrative expense ratio increased from 23.4 percent in 1999 to 25.1 percent in 2000 primarily due to the expansion activities in 2000. The underwriting and administrative expense ratio increased from 17.5 percent in 1998 to 23.4 percent in 1999 primarily due to a decline in net premiums earned together with an increase in administrative expenses primarily due to the inclusion of CAT for a full year in 1999, which historically had a higher expense ratio than ACE Tempest Re.

ACE USA: The underwriting and administrative expense ratio decreased from 33.6 percent in 1999 to 25.6 percent in 2000. The decline is primarily the result of several cost reduction initiatives implemented at ACE USA subsequent to the acquisition of ACE INA. These included staff reductions, the outsourcing of certain IT operations and the consolidation of numerous field offices. The ratio was also favorably influenced by LPTs written during the year. The 1998 underwriting and administrative expense ratio of 33.5 percent represents nine months of activity for ACE US Holdings (acquired January 2, 1998).

ACE International: The underwriting and administrative expense ratio decreased from 40.9 percent in 1999 to 37.6 percent in 2000. This change is primarily due to savings achieved as a result of restructuring and other spending reduction initiatives. There are no comparative figures for 1998.

ACE Financial Services: The underwriting and administrative expense ratio was
27.0 percent for the year ended December 31, 2000. ACE Financial Services was acquired on December 30, 1999; therefore, there are no comparative figures for 1999 and 1998.

Net Investment Income

--------------------------------------------------------------------------------------------------------------------------
                                   Year Ended                            Year Ended                          Year Ended
                                   December 31       Percentage          December 31     Percentage         September 30
                                      2000             Change               1999           Change               1998
                                  -------------     ------------        -------------   -----------        --------------
                                                               (in millions of U.S. dollars)
     ACE Bermuda                     $ 150              (14)%              $ 174            (18)%               $ 211
     ACE Global Markets                 37                29                  28              47                   19
     ACE Global Reinsurance             60                 -                  60              13                   53
     ACE USA                           341                81                 189             373                   40
     ACE International                  92               127                  41               -                    -
     ACE Financial Services             97                 -                   -               -                    -
     Other                              (6)                -                   1               -                    1
                                  --------          --------            --------        --------           ----------
     Total net investment income     $ 771                56%              $ 493              52%               $ 324
                                  ========          ========            ========        ========           ==========

--------------------------------------------------------------------------------------------------------------------------

Net investment income increased for the year ended December 31, 2000, by $278 million to $771 million compared to $493 million for the year ended December 31, 1999. The primary reason for this increase was an increase in the size of the investable asset base resulting from the ACE INA Acquisition on July 2, 1999, and the ACE Financial Services acquisition on December 30, 1999. Net investment income for the year ended December 31, 1999, includes six months of ACE INA results, whereas the net investment income for the year ended December 31, 2000, includes twelve months of both ACE INA and ACE Financial Services.

ACE Bermuda: Net investment income decreased to $150 million in 2000 from $174 million in 1999 and $211 million in 1998. These decreases are primarily the result of a higher investable asset base in 1998 and the first half of 1999, before ACE Bermuda paid dividends to ACE Limited for the purchase of ACE INA. ACE Bermuda also provided funding for the ACE Financial Services acquisition in December 1999.

ACE Global Markets: Net investment income was $37 million in 2000 compared with $28 million in 1999 and $19 million in 1998. These increases are a result of the Company's increased participation in the Lloyd's syndicates it manages, in both 2000 and 1999, resulting in an increasing asset base.

ACE Global Reinsurance: Net investment income was unchanged for 2000 compared with 1999 at $60 million, which increased from $53 million in 1998. The investable asset base of ACE Tempest Re declined in 1999 as ACE Tempest Re paid $316 million of dividends to ACE Limited and paid claims related to the 1999 catastrophes. However, 1999 also included a full year of income on the CAT investment portfolio compared with six months of investment income in 1998, which partially offset the decline in the asset base.

ACE USA: Net investment income increased by 81 percent to $341 million in 2000 from $189 million in 1999 and $40 million in 1998. The increase in 2000 is due to the inclusion of twelve months of results for ACE INA, while 1999 includes the six months of ACE INA results from the July 2, 1999, date of acquisition. The 1998 results represent nine months of net investment income for ACE US Holdings, which was acquired on January 2, 1998.

ACE International: Net investment income increased by 127 percent to $92 million in 2000 from $41 million in 1999. This increase is primarily due to the inclusion of twelve months of results for ACE INA, while 1999 includes the six months of ACE INA results from the July 2, 1999, date of acquisition. There are no comparative figures for 1998.

ACE Financial Services: Net investment income was $97 million for the year ended December 31, 2000. The Company completed the acquisition of ACE Financial Services on December 30, 1999, and the investment income for the year ended December 31, 2000, represents a full year of income generated by the investment portfolio. There are no comparative figures for 1999 or 1998.

Net Realized Gains (Losses) on Investments

--------------------------------------------------------------------------------------------------------------------------
                                                                  Year Ended            Year Ended           Year Ended
                                                                 December 31           December 31          September 30
                                                                     2000                  1999                 1998
                                                                ---------------        -------------       ---------------
                                                                               (in millions of U.S. dollars)

    Fixed maturities and short-term investments                      $  (82)               $  (82)               $  58
    Equity securities                                                   114                    47                  168
    Financial futures and option contracts                              (48)                   68                   (9)
    Other investments                                                   (12)                    9                    -
    Currency                                                            (11)                   (4)                 (29)
                                                                -----------            ----------          -----------
    Total net realized gains (losses) on investments                 $  (39)               $   38                $ 188
                                                                ===========            ==========          ===========

--------------------------------------------------------------------------------------------------------------------------

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

Sales proceeds for fixed maturity securities were generally lower than their amortized cost during the year. This resulted in net realized losses of $82 million being recognized on fixed maturities and short-term investments for the year ended December 31, 2000, compared with net realized losses of $82 million for the year ended December 31, 1999, and net realized gains of $58 million for the year ended September 30, 1998.

The liquidation of certain equity portfolios contributed to net realized gains from equity securities of $114 million in fiscal 2000, $47 million in fiscal 1999, and $168 million for the year ended September 30, 1998.

Certain of the Company's external managers of fixed income securities use fixed income futures contracts to manage duration exposure, losses of $4 million were recognized on these for the year ended December 31, 2000. Net realized losses generated by the Company's equity index futures contracts amounted to $44 million for the year. Total net realized losses attributable to the financial futures and option contracts amounted to $48 million, compared with gains of $68 million for the year ended December 31, 1999, and losses of $9 million for the year ended September 30, 1998.


Other Expenses

--------------------------------------------------------------------------------------------------------------------------
                                   Year Ended        Percentage        Year Ended        Percentage        Year Ended
                                  December 31          Change          December 31         Change         September 30
                                      2000                                1999                                1998
                                                              (in millions of U.S. dollars)
     Amortization of goodwill        $  79               76%              $  45             253%             $  13
                                  ========                             ========                           ========

     Interest expense                $ 221              111%              $ 105             313%             $  25
                                  ========                             ========                           ========

     Income tax expense              $  94              227%              $  29              43%             $  20
                                  ========                             ========                           ========

--------------------------------------------------------------------------------------------------------------------------

The amortization of goodwill increased by $34 million in 2000 compared with 1999. Of this increase, $30 million relates to the difference in ACE INA goodwill amortization as 2000 has a full year of amortization compared with six months in 1999. The remaining increase relates to the amortization of goodwill generated by the acquisition of ACE Financial Services in December 1999. The increase of $32 million in 1999 compared with 1998 primarily relates to the amortization of goodwill from the ACE INA Acquisition for six months and a full year of amortization of goodwill from the CAT acquisition in 1999 compared with six months of amortization from the CAT acquisition in 1998.

The increase in interest expense in 2000 is a result of the Company incurring a full year of interest with respect to debt acquired in connection with the ACE INA Acquisition. For further information on the Company's outstanding debt, see
Note 8 of the Consolidated Financial Statements.

The increase in income tax expense from $20 million at September 30, 1998, to $29 million at December 31, 1999, and $94 million at December 31, 2000, is primarily due to the inclusion of ACE INA for six months in 1999 and a full year in 2000. For further information on taxation, see Note 13 of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL POSITION

At December 31, 2000, total assets were $31.7 billion compared with $30.1 billion at December 31, 1999. The $1.6 billion increase is primarily due to the reconsolidation of the Commercial Insurance Services ("CIS") balance sheet into each of its constituent parts. The Company planned, as part of its July 2, 1999, ACE INA Acquisition, to dispose of the CIS operations. In accordance with EITF 87-11, the Company recorded a net liability that included all of the balance sheet accounts that pertained specifically to CIS. Because the CIS business was not sold one year from acquisition, the Company was required, as of July 2, 2000, to record the CIS balance sheet into its constituent parts in the consolidated balance sheet and to record any resulting income or loss from that book of business in its statement of operations prospectively from July 2, 2000. At December 31, 1999, the CIS division balance sheet was recorded as a net liability. Of the total CIS assets of $1.3 billion, approximately $950 million were cash and investments.

At December 31, 2000, total investments and cash amounted to $13.8 billion, compared with $12.9 billion at December 31, 1999. This increase is primarily a result of the reconsolidation of the CIS balance sheet as previously noted, as well as proceeds from the sale of ACE Ordinary Shares in September 2000. These two items added $950 million and $400 million, respectively, to total investments and cash. In addition, the change in market value of investments added $186 million to total investments and cash. These items were offset as the Company used $100 million of internal funds to repay short-term debt and had negative cash flows from operations of $427 million, due primarily to the run off of loss reserves acquired in the ACE INA Acquisition. The Company's investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested primarily in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets.

The Company maintains reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The reserve for unpaid losses and loss expenses was $17.4 billion at December 31, 2000, compared with $16.5 billion at December 31, 1999, and includes $10.3 billion of case and loss expense reserves. The increase is primarily due to the reconsolidation of the CIS balance sheet as previously noted which added approximately $1.2 billion to the reserve for unpaid losses and loss expenses. While the Company believes that its reserve for unpaid losses and loss expenses at December 31, 2000, is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided.

One of the ways the Company manages its loss exposure is through the use of reinsurance. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve the Company of its liability to its insureds. Accordingly, the Company's loss reserves represent total gross losses, and reinsurance recoverable represents anticipated recoveries of a portion of those losses as well as amounts recoverable from reinsurers with respect to claims which have already been paid by the Company. The Company's reinsurance recoverable was approximately $9.0 billion and $8.8 billion at December 31, 2000 and 1999, net of allowances for unrecoverable reinsurance of $710 million and $758 million, respectively.

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

Included in the Company's liabilities for losses and loss expenses are liabilities for asbestos, environmental and latent injury damage claims and expenses ("A&E exposures"). These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily injury claims related to asbestos products and environmental hazards. These amounts include provision for both reported and IBNR claims. The table below presents loss reserve details for A&E exposures as of December 31, 2000 and 1999.

--------------------------------------------------------------------------------------------------------------------------
                                                  2000                                         1999
                                     Gross                     Net                Gross                Net
                                  -----------              ----------         -------------         ----------
                                                       (in millions of U.S. dollars)
 Asbestos                            $1,073                    $212                $  897              $291
 Environmental and Other              1,156                     540                 1,287(1)            676
                                  ---------                --------           -----------           -------
 Total                               $2,229                    $752                $2,184              $967
                                  =========                ========           ===========           =======

--------------------------------------------------------------------------------------------------------------------------

(1)  Reflects a correction to reduce the amount reported in 1999 by $910 million

The Company continuously evaluates its estimates of liabilities and related reinsurance recoverable for A&E exposures. While most of these liabilities for such claims arise from exposures in North America, the Company has also provided for international A&E exposures.

The Company has considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. The Company has developed reserving methods, which incorporate new sources of data with historical experience to estimate the ultimate losses arising from asbestos and environmental exposures. The reserves for asbestos and environmental claims and claims expenses represent management's best estimate of future loss and loss expense payments and recoveries which are expected to develop over the next several decades. The Company continuously monitors evolving case law and its effect on environmental and latent injury claims. While reserving for these claims is inherently uncertain, the Company believes that the reserves carried for these claims are adequate based on known facts and current law.

At December 31, 2000, the total of the Company's short and long term debt, including trust preferred securities was $2.7 billion compared with $3.1 billion at December 31, 1999. The decrease of $410 million is primarily due to the issuance of $311 million of FELINE PRIDES, the proceeds from which were used to repay commercial paper issued in connection with the ACE INA Acquisition. Short term debt decreased by $710 million as the commercial paper used in the ACE INA Acquisition was replaced with permanent financing, including $300 million of trust preferred securities and the FELINE PRIDES previously discussed.

The following table analyzes the movements in shareholders' equity for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Year Ended  Year Ended   Three Months Ended   Year Ended
                                                                          December 31, December 31,    December 31,    September 30,
                                                                              2000         1999            1998            1998
                                                                                           (in millions of U.S. dollars)
 Balance, beginning of period                                                $4,451       $3,910          $3,714           $2,785
 Net income                                                                     543          365             239              560
 Change in net unrealized appreciation (depreciation) on investments            186         (186)            (26)             (69)
 Dividends declared - Ordinary Shares                                          (113)         (84)            (17)             (60)
 Dividends declared - FELINE PRIDES                                             (18)           -               -                -
 Ordinary Shares issued in share offering                                       400            -               -              606
 Other movements, net                                                           (29)           6               -                -
 Ordinary Shares issued in ACE Financial Services transaction                     -          367               -                -
 Ordinary Shares issued in ACE INA transaction                                    -           73               -                -
 Repurchase of Ordinary Shares                                                    -            -               -             (108)
                                                                             ------       ------          ------           ------
 Balance, end of period                                                      $5,420       $4,451          $3,910           $3,714
                                                                             ======       ======          ======           ======
------------------------------------------------------------------------------------------------------------------------------------

Fully diluted book value per share was $23.25 at December 31, 2000, compared with $20.28 at December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows currently depend primarily on dividends or other statutorily permissible payments from its Bermuda-based operating subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries, as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholders' equity at a level adequate to support the level of insurance and reinsurance operations. During the year ended December 31, 2000, ACE Bermuda declared dividends of $81 million and ACE Tempest Re declared dividends of $20 million. During the year ended December 31, 1999, ACE Bermuda and ACE Tempest Re declared dividends of $726 million and $316 million, respectively, which were used to partially finance the ACE INA Acquisition.

The payment of any dividends from ACE Global Markets or its subsidiaries would be subject to applicable United Kingdom insurance law including those promulgated by the Society of Lloyd's. No dividends were received from ACE Global Markets during fiscal 1999 or 2000 and the Company does not anticipate receiving dividends from ACE Global Markets during 2001.

ACE INA has issued debt to provide partial financing for the ACE INA Acquisition and for other operating needs. Cash flow requirements to service this debt are expected to be met primarily by upstreaming dividend payments from ACE INA's insurance subsidiaries. During the year ended December 31, 2000, ACE INA Holdings received dividends of $97 million from its subsidiaries. Under various

U.S. insurance laws to which ACE INA's U.S. insurance subsidiaries are subject, ACE INA's U.S. insurance subsidiaries may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement, without prior regulatory approval. ACE INA's international subsidiaries are also subject to various insurance laws and regulations in the countries in which they operate. These regulations include restrictions that limit the amount of dividends that can be paid without prior approval of the insurance regulatory authorities. No dividends have been received by ACE Limited from ACE INA during the year ended December 31, 2000, and the Company does not anticipate receiving dividends from ACE INA during 2001.

ACE Financial Services' U.S. insurance subsidiaries are also subject to various U.S. insurance laws under which subsidiaries may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement, without prior regulatory approval. No dividends have been received from ACE Financial Services during fiscal 2000 and the Company does not anticipate receiving dividends from ACE Financial Services during 2001.

The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments.

The Company's insurance and reinsurance operations provide liquidity in that premiums are normally received substantially in advance of the time claims are paid. The Company's consolidated net cash flow from operating activities was $(427) million for the year ended December 31, 2000, compared with $(461) million for the year ended December 31, 1999. Cash flows are affected by claim payments which, due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. The Company's cash flows from operations are currently impacted by a large book of loss reserves from businesses in run-off. Although the Company's ongoing operations continue to generate positive cash flows from operations, the run-off operations generate negative cash flows. The run-off book of business continues to require cash to meet its liabilities and cash flows are very dependent on the timing of claim settlements. Net loss and loss expense payments amounted to $3.8 billion, $2.4 billion and $581 million for the years ended December 31, 2000 and 1999, and for the year ended September 30, 1998, respectively. The substantial increase in loss and loss expense payments is a result of the inclusion of paid losses from ACE INA for a full year in 2000 compared with six months in 1999.

On July 2, 1999, the Company completed the ACE INA Acquisition for $3.45 billion in cash. The Company partially financed the transaction with commercial paper issuance with an annualized cost in the range of 6.5 to 7.0 percent. The commercial paper offerings are backed by line of credit facilities, which were originally arranged in connection with the ACE INA Acquisition. Since the acquisition, the commercial paper outstanding has been paid down to the current level of $340 million primarily as a result of various public and private market senior debt, trust preferred, capital securities and hybrid equity issuances. These capital market instruments are more fully described within the table under
Note 8 of the Consolidated Financial Statements. The capital market issuance activities related to the acquisition are now complete.

On December 30, 1999, the Company completed the acquisition of ACE Financial Services for aggregate consideration of $110 million in cash and approximately
20.8 million ACE Ordinary Shares. The cash used to finance the acquisition was obtained from internal sources.

On September 12, 2000, the Company completed the sale of 12.25 million ACE Ordinary Shares for net proceeds of approximately $400 million. The proceeds of the offering, which have been placed in a custodial account and are being invested primarily in investment-grade marketable securities, are used to support the Company's guarantee of the $412 million principal amount of Auction Rate Reset Subordinated Notes Series A issued by ACE INA to the ACE RHINOS Trust.

On January 14, 2000, and April 14, 2000, the Company paid quarterly dividends of 11 cents per share to shareholders of record on December 31, 1999, and March 31, 2000, respectively. On July 14, 2000, October 13, 2000, and January 12, 2001, the Company paid quarterly dividends of 13 cents per share to shareholders of record on June 30, 2000, September 30, 2000, and December 29, 2000, respectively. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

Both internal and external forces influence the Company's financial condition, results of operations and cash flows. Claim settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for that loss. The Company believes that its cash balances, cash flow from operations, routine sales of investments and the liquidity provided by its credit facilities (discussed below) are adequate to meet the Company's expected cash requirements.

Credit facilities

In May 2000, the Company renewed certain syndicated credit facilities. Each facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

     An $800 million, 364-day revolving credit facility with ACE Limited and various subsidiaries as borrowers and guarantors. This facility is for general corporate purposes.

     A $250 million, five-year revolving credit facility with ACE Limited and various subsidiaries as borrowers and guarantors. This facility is for general corporate purposes and permits both loans and letters of credit.

Each of the above facilities may be used as commercial paper recourse facilities (see Note 8 of the Consolidated Financial Statements).

ACE Tempest Re also maintains an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million, which is guaranteed by the Company. At December 31, 2000, no amounts have been drawn down under this facility. The facility requires that ACE Tempest Re maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant.

As of December 31, 2000, ACE Financial Services was party to a credit facility with a syndicate of banks pursuant to which the syndicate provides up to $150 million specifically designed to provide rating agency qualified capital to further support ACE Financial Services claims-paying resources. The facility was increased from $100 million during the year and expires in January 2006. ACE Financial Services has not borrowed under this credit facility.

In August 1996, ACE Financial Services entered into a credit agreement for the provision of a $25 million loan, which was available for general corporate purposes. As of September 30, 2000, this facility had been cancelled and replaced with a $25 million loan under the group's five-year syndicated credit facility as described above. At December 31, 2000 and 1999, $25 million was outstanding under these facilities.

In November 1998, to fulfill the requirements of Lloyd's for open years of account, the Company arranged a syndicated, partially collateralized, five-year letter of credit ("LOC") facility in the amount of (Pounds)270 million (approximately $437 million). On June 30, 1999, certain terms of this LOC facility were renegotiated and the facility is now uncollateralized. The facility was renewed in November 1999 and again in November 2000 at increased amounts of (Pounds)290 million ($470 million) and (Pounds)390 million ($585 million), respectively. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant.

ACE Financial Services had also maintained a (Pounds)48 million (approximately $72 million) uncollateralized LOC facility with a bank to fulfill a subsidiary's requirements at Lloyd's. In November 2000, this facility was cancelled and replaced with LOCs under the Company's LOC facility described in the previous paragraph.

In September 2000, the Company, along with ACE Bermuda and ACE Tempest Re as Account Parties and Guarantors, renewed a syndicated, one-year LOC facility in the amount of $430 million for general business purposes, including the issuance of insurance and reinsurance letters of credit. This facility was originally arranged in September 1999. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. Usage under this facility was $123 million as of December 31, 2000.

The Company also maintains various LOC facilities, both collateralized and uncollateralized, for general corporate purposes. At December 31, 2000, the aggregate exposure under these facilities was $379 million and usage was $353 million.

Market Sensitive Instruments and Risk Management

In accordance with the Securities and Exchange Commission's Financial Reporting Release No. 48, the following analysis presents hypothetical losses in cash flows, earnings and fair values of derivative instruments and other market sensitive instruments used in the Company's portfolio as of December 31, 2000. The Company uses investment derivative instruments such as futures, options and foreign currency forward and option contracts for duration management and management of foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market sensitive instruments which are subject to changes in market values, with changes in interest rates.

Duration Management and Market Exposure Management

The Company utilizes financial futures and option contracts and foreign currency forward and option contracts for the purpose of managing certain investment portfolio exposures. These instruments are not recognized as assets or liabilities in the accompanying consolidated financial statements and changes in market value are included in net realized gains or losses on investments in the consolidated statements of operations. The market value of mortgage-backed securities, another category of market sensitive instruments, was $1.7 billion, or approximately 13 percent of the total investment portfolio, compared with $2.1 billion or 16 percent at December 31,1999. Mortgage-backed securities include pass through mortgage bonds and collateralized mortgage obligations.

The aggregate hypothetical loss generated by the fixed income portfolio from an adverse parallel shift in the treasury yield curve of 100 basis points would be a decrease in total return of 3.8 percent in 2000 compared with 4.3 percent in 1999. This equates to a decrease in market value of approximately $450 million on a fixed income portfolio valued at $12 billion at December 31, 2000, and $490 million on a fixed income portfolio valued at $11 billion at December 31, 1999. An immediate time horizon was used as this presents the worse case scenario.

Accounting For Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company has adopted FAS 133, as amended, as of January 1, 2001. The Company has completed an implementation plan which included identifying all derivatives, evaluating risk management hedging strategies and determining appropriate valuation methodologies required to assess the impact that adoption of this statement will have on its financial position and results of operations.

The Company maintains investments in derivative instruments such as futures, option contracts and foreign currency forward contracts of which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. The Company currently records the changes in market value of these investments as realized gains (losses) in the consolidated statement of operations and, accordingly, has estimated that FAS 133, as amended, will not have a significant impact on the results of operations, financial condition or liquidity in future periods as it relates to these instruments.

Certain products (principally credit protection oriented) issued by the Company have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. Upon adoption of FAS 133, the Company will record these products at their fair value.

The Company will record a net-of-tax cumulative expense of $23 million as of January 1, 2001, to reflect the adoption of FAS 133. Prospectively, the Company expects some level of gains and losses resulting from changes in market value of derivatives to be recorded in the statement of operations. The level of such gains and losses will be dependent upon a number of factors including changes in interest rates, credit spreads and other market factors. The Company's involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate its own risk and is not considered speculative in nature.

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

PricewaterhouseCoopers LLP, independent accountants, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.




/s/ Brian Duperreault                         /s/ Christopher Z. Marshall
----------------------------------------      ----------------------------------
Brian Duperreault                             Christopher Z. Marshall
Chairman and Chief Executive Officer          Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS



To The Board of Directors and Shareholders of ACE Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP



New York, New York
February 14, 2001

                         ACE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2000 and 1999

                                                                                     2000                 1999
                                                                                  (in thousands of U.S. dollars
                                                                                  except share and per share data)
Assets
Investments and cash
     Fixed maturities available for sale, at fair value
        (amortized cost - $10,640,937 and $10,080,402)                       $    10,721,309      $     9,849,803
     Equity securities, at fair value (cost - $495,049 and $780,558)                 532,046              933,314
     Short-term investments, at fair value
        (amortized cost - $1,369,784 and $1,194,956)                               1,369,784            1,192,875
     Other investments, at fair value (cost - $518,130 and $303,714)                 531,116              300,311
     Cash                                                                            608,069              599,232
                                                                                --------------       --------------
           Total investments and cash                                             13,762,324           12,875,535

Accrued investment income                                                            183,011              170,755
Insurance and reinsurance balances receivable                                      2,095,573            2,018,788
Accounts and notes receivable                                                        388,996              533,863
Reinsurance recoverable                                                            8,994,940            8,840,081
Deferred policy acquisition costs                                                    572,757              514,425
Prepaid reinsurance premiums                                                         857,745              580,244
Goodwill                                                                           2,846,709            2,822,718
Deferred tax assets                                                                1,144,261              916,184
Other assets                                                                         843,210              850,295
                                                                                --------------       --------------

           Total assets                                                      $    31,689,526      $    30,122,888
                                                                                ==============       ==============

Liabilities
Unpaid losses and loss expenses                                              $    17,388,394      $    16,460,247
Unearned premiums                                                                  3,035,288            2,428,828
Premiums received in advance                                                          63,123               63,759
Insurance and reinsurance balances payable                                         1,319,091            1,735,956
Contract holder deposit funds                                                        139,056              201,079
Accounts payable, accrued expenses and other liabilities                           1,316,449            1,684,725
Dividends payable                                                                     33,127               23,921
Short-term debt                                                                      364,509            1,074,585
Long-term debt                                                                     1,424,228            1,424,228
Trust preferred securities                                                           875,000              575,000
                                                                                --------------       --------------

           Total liabilities                                                      25,958,265           25,672,328
                                                                                --------------       --------------
Commitments and contingencies

Mezzanine equity                                                                     311,050                    -
                                                                                --------------       --------------
Shareholders' equity
Ordinary Shares ($0.041666667 par value, 300,000,000 shares authorized;
     232,346,579 and 217,460,515 shares issued and outstanding)                        9,681                9,061
Additional paid-in capital                                                         2,637,085            2,214,989
Unearned stock grant compensation                                                    (29,642)             (28,908)
Retained earnings                                                                  2,733,633            2,321,570
Accumulated other comprehensive income (loss)                                         69,454              (66,152)
                                                                                --------------       --------------

           Total shareholders' equity                                              5,420,211            4,450,560
                                                                                --------------       --------------

           Total liabilities, mezzanine equity and shareholders' equity      $    31,689,526      $    30,122,888
                                                                                ==============       ==============

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Year Ended        Year Ended         Three Months Ended         Year Ended
                                             December 31        December 31           December 31            September 30
                                                 2000              1999                   1998                   1998
                                           --------------------------------------------------------------------------------
                                                       (in thousands of U.S. dollars, except per share data)
Revenues
     Gross premiums written                $      7,586,771      $     3,869,157        $      254,068      $     1,242,159
     Reinsurance premiums ceded                  (2,707,417)          (1,373,809)              (99,965)            (361,186)
                                                -----------          -----------              --------          -----------

     Net premiums written                         4,879,354            2,495,348               154,103              880,973
     Change in unearned premiums                   (344,591)              (9,611)               63,904               13,330
                                                -----------          -----------              --------          -----------

     Net premiums earned                          4,534,763            2,485,737               218,007              894,303
     Net investment income                          770,855              493,337                85,095              324,254
     Net realized gains (losses) on
     investments                                    (38,961)              37,916               130,154              188,385
                                                -----------          -----------              --------          -----------

Total revenues                                    5,266,657            3,016,990               433,256            1,406,942
                                                -----------          -----------              --------          -----------

Expenses
     Losses and loss expenses                     2,936,065            1,639,543               111,169              516,892
     Policy acquisition costs                       650,741              338,076                27,812              105,654
     Administrative expenses                        742,691              495,236                41,218              165,912
     Amortization of goodwill                        78,820               45,350                 4,435               12,834
     Interest expense                               221,450              105,138                 4,741               25,459
                                                -----------          -----------              --------          -----------

Total expenses                                    4,629,767            2,623,343               189,375              826,751
                                                -----------          -----------              --------          -----------

Income before income taxes                          636,890              393,647               243,881              580,191
Income tax expense                                   93,908               28,684                 5,342               20,040
                                                -----------          -----------              --------          -----------

Net income                                 $        542,982      $       364,963        $      238,539      $       560,151
                                                ===========          ===========              ========          ===========

Basic earnings per share                   $           2.37      $          1.88        $         1.23      $          3.03
                                                ===========          ===========              ========          ===========

Diluted earnings per share                 $           2.31      $          1.85        $         1.21      $          2.96
                                                ===========          ===========              ========          ===========

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                          Year Ended       Year Ended     Three Months Ended      Year Ended
                                                         December 31      December 31         December 31        September 30
                                                             2000             1999               1998                1998
                                                       -----------------------------------------------------------------------
                                                                             (in thousands of U.S. dollars)
Ordinary Shares
     Balance - beginning of period                     $         9,061     $        8,070      $        8,066  $         7,508
     Shares issued                                                 542                  -                   -              688
     Exercise of stock options                                      76                 15                   4               16
     Issued under Employee Stock Purchase Plan (ESPP)                2                  1                   -                1
     Shares issued in ACE Financial Services
        transaction                                                  -                867                   -                -
     Shares issued in ACE INA transaction                            -                108                   -                -
     Repurchase of Shares                                            -                  -                   -             (147)
                                                           -----------        -----------         -----------      -----------
        Balance - end of period                                  9,681              9,061               8,070            8,066
                                                           -----------        -----------         -----------      -----------
Aditional paid-in capital
     Balance - beginning of period                           2,214,989          1,767,188           1,765,261        1,177,954
     Ordinary Shares issued                                    406,561                  -                   -          605,211
     Exercise of stock options                                  31,259              5,658               1,927            4,225
     Ordinary Shares issued under ESPP                           1,232              1,150                   -              954
     FELINE PRIDES issuance cost                                (9,884)                 -                   -                -
     Equity offering expenses                                   (7,072)                 -                   -                -
     Ordinary Shares issued in ACE Financial
       Services transaction                                          -            366,009                   -                -
     Ordinary Shares issued in ACE INA transaction                   -             72,484                   -                -
     Options issued in ACE Financial Services
        transaction                                                  -              2,500                   -                -
     Repurchase of Ordinary Shares                                   -                  -                   -          (23,083)
                                                           -----------        -----------         -----------      -----------
        Balance - end of period                              2,637,085          2,214,989           1,767,188        1,765,261
                                                           -----------        -----------         -----------      -----------
Unearned stock grant compensation
     Balance - beginning of period                             (28,908)           (15,087)             (6,181)          (1,993)
     Stock grants awarded                                      (10,346)           (21,706)             (9,924)          (8,551)
     Stock grants forfeited                                          -                312                   -                -
     Amortization                                                9,612              7,573               1,018            4,363
                                                           -----------        -----------         -----------      -----------
        Balance - end of period                                (29,642)           (28,908)            (15,087)          (6,181)
                                                           -----------        -----------         -----------      -----------
Retained earnings
    Balance - beginning of period                            2,321,570          2,040,664           1,819,554        1,403,463
    Net income                                                 542,982            364,963             238,539          560,151
    Dividends declared on Ordinary Shares                     (112,528)           (84,057)            (17,429)         (59,646)
    Dividends declared on FELINE PRIDES                        (18,391)                 -                   -                -
    Repurchase of Ordinary Shares                                    -                  -                   -          (84,414)
                                                           -----------        -----------         -----------      -----------
      Balance - end of period                                2,733,633          2,321,570           2,040,664        1,819,554
                                                           -----------        -----------         -----------      -----------
Accumulated other comprehensive income
    Net unrealized appreciation (depreciation) on
      investments
    Balance - beginning of period                              (83,327)           102,271             127,845          196,655
    Change in period, net of tax                               185,662           (185,598)            (25,574)         (68,810)
                                                           -----------        -----------         -----------      -----------
      Balance - end of period                                  102,335            (83,327)            102,271          127,845
                                                           -----------        -----------         -----------      -----------
    Cumulative translation adjustments
    Balance - beginning of period                               17,175              6,471                (275)           1,568
    Net adjustment for period, net of tax                      (50,056)            10,704               6,746           (1,843)
                                                           -----------        -----------         -----------      -----------
      Balance - end of period                                  (32,881)            17,175               6,471             (275)
                                                           -----------        -----------         -----------      -----------
    Accumulated other comprehensive income                      69,454            (66,152)            108,742          127,570
                                                           -----------        -----------         -----------      -----------
           Total shareholders' equity                  $     5,420,211     $    4,450,560      $    3,909,577  $     3,714,270
                                                           ===========        ===========         ===========      ===========

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                               Year Ended     Year Ended     Three Months Ended    Year Ended
                                                              December 31     December 31       December 31       September 30
                                                                  2000           1999               1998              1998
                                                             -------------------------------------------------------------------
                                                                                (in thousands of U.S. dollars)
Net income                                                      $  542,982        $ 364,963       $  238,539       $  560,151

Other comprehensive income (loss)
Net unrealized appreciation (depreciation) on investments
    Unrealized appreciation (depreciation) on investments          220,901         (130,832)         (4,158)         257,292
    Less: reclassification adjustment for net realized gains
          included in net income                                    (7,219)         (60,145)        (25,319)        (316,820)
                                                                -------------    -------------   -------------    -------------
                                                                   213,682         (190,977)        (29,477)         (59,528)

Cumulative translation adjustments                                 (70,448)          18,008           6,746           (1,843)

                                                                -------------    -------------   -------------    -------------
Other comprehensive income (loss), before income taxes             143,234         (172,969)        (22,731)         (61,371)

Income tax recovery (expense) related to other
    comprehensive income items                                      (7,628)          (1,925)          3,903           (9,282)

                                                                -------------    -------------   -------------    -------------
Other comprehensive income (loss)                                  135,606         (174,894)        (18,828)         (70,653)
                                                                -------------    -------------   -------------    -------------

Comprehensive income                                            $  678,588       $  190,069      $  219,711       $  489,498
                                                                =============    =============   =============    =============

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended      Year Ended   Three Months Ended   Year Ended
                                                                   December 31     December 31      December 31     September 30
                                                                       2000           1999              1998            1998
                                                                -----------------------------------------------------------------
                                                                                      (in thousands of U.S. dollars)
Cash flows from operating activities
Net income                                                         $   542,982     $   364,963     $   238,539      $   560,151
Adjustments to reconcile net income to net cash provided by
 operating activities:
   Unearned premiums                                                   574,244          71,658         (67,990)          18,168
   Unpaid losses and loss expenses, net of reinsurance
     recoverable                                                      (329,072)     (1,098,795)       (102,117)         (96,361)
   Prepaid reinsurance premiums                                       (256,501)        (65,068)          3,493         (111,188)
   Deferred income taxes                                                33,827         (46,853)        (17,532)          52,240
   Net realized (gains) losses on investments                           38,961         (37,916)       (130,154)        (188,385)
   Amortization of premium/discounts on fixed maturities                (7,377)         (8,712)         (1,958)         (22,530)
   Amortization of goodwill                                             78,820          45,350           4,435           12,834
   Deferred policy acquisition costs                                   (50,626)         (7,282)          8,943           (8,025)
   Insurance and reinsurance balances receivable                      (175,809)        (41,199)         29,497          (52,709)
   Premiums received in advance                                           (636)          1,088           8,877           28,823
   Insurance and reinsurance balances payable                         (415,310)        440,607          (2,905)          62,153
   Accounts payable, accrued expenses and other liabilities           (373,733)        (89,171)        (28,144)        (145,872)
   Net change in contract holder deposit funds                         (49,825)         (3,814)              -                -
   Other                                                               (37,117)         14,292         (14,375)         (42,529)
                                                                   -----------     -----------     -----------      -----------
      Net cash flows from (used for) operating activities          $  (427,172)    $  (460,852)    $   (71,391)     $    66,770
                                                                   -----------     -----------     -----------      -----------

Cash flows from investing activities
   Purchases of fixed maturities                                   (11,476,638)    (17,853,323)     (3,169,088)      (7,865,794)
   Purchases of equity securities                                     (411,022)       (368,923)        (29,015)        (221,952)
   Sales of fixed maturities                                        11,521,678      18,553,593       3,032,461        7,625,861
   Sales of equity securities                                          793,499         421,365          25,338          688,261
   Maturities of fixed maturities                                       68,869         437,665           4,310          147,093
   Net realized gains (losses) on financial future contracts           (48,227)         68,311         121,542           (9,287)
   Other investments                                                  (214,416)       (139,034)         26,103          (60,735)
   Acquisitions of subsidiaries, net of cash acquired                        -      (2,679,216)              -         (967,758)
                                                                   -----------     -----------     -----------      -----------
      Net cash from (used for) investing activities                $   233,743     $(1,559,562)    $    11,651      $  (664,311)
                                                                   -----------     -----------     -----------      -----------

Cash flows from financing activities
   Dividends paid on Ordinary Shares                               $  (106,459)    $   (77,836)    $   (17,422)     $   (54,389)
   Dividends paid on FELINE PRIDES                                     (15,254)              -               -                -
   Repayment of bank debt                                           (1,024,699)       (198,816)       (250,000)        (385,000)
   Proceeds from short-term debt                                       314,623       1,049,585               -          385,000
   Proceeds from issuance of trust preferred securities                300,000         500,000               -                -
   Proceeds from issuance of FELINE PRIDES                             311,050               -               -                -
   Net proceeds from issuance of Ordinary Shares                       400,320               -               -          605,899
   Proceeds from exercise of options for Ordinary Shares                31,335           5,672               4            4,243
   Proceeds from shares issued under Employee Stock Purchase
     Plan                                                                1,234           1,151               -              955
   Issuance costs of FELINE PRIDES                                      (9,884)              -               -                -
   Proceeds from long-term debt                                              -       1,099,334         250,000          250,000
   Repurchase of Ordinary Shares                                             -               -               -         (107,644)
                                                                   -----------     -----------     -----------      -----------
      Net cash from (used for) financing activities                $   202,266     $ 2,379,090     $   (17,418)     $   699,064
                                                                   -----------     -----------     -----------      -----------

Net increase (decrease) in cash                                          8,837         358,676         (77,158)         101,523

Cash -- beginning of period                                            599,232         240,556         317,714          216,191
                                                                   -----------     -----------     -----------      -----------
Cash -- end of period                                              $   608,069     $   599,232     $   240,556      $   317,714
                                                                   ===========     ===========     ===========      ===========

Supplemental cash flow information
Taxes paid (received)                                              $    38,817     $    29,532     $       168      $   (48,848)
Interest paid                                                      $   224,787     $    73,021     $     3,073      $    41,513

          See accompanying notes to consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  General

ACE Limited ("ACE" or "the Company") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its business office in Bermuda. The Company, through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds in the United States and almost 50 other countries. In addition, ACE, through ACE Global Markets, provides funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies, which are wholly owned subsidiaries of ACE. ACE operates through six business segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International and ACE Financial Services. These segments are described in Note 17.

On July 2, 1999, the Company changed its fiscal year-end from September 30 to December 31. This change was implemented retroactively to December 31, 1998.

2.  Significant accounting policies

a)  Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries. The Company records its proportionate share of the results of the Lloyd's syndicates in which it participates. All significant intercompany accounts and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include loss and loss expense reserves and estimated premiums for situations where the Company has not received ceding company reports. Actual results may differ from these estimates.

b)  Investments

The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Except for certain "other investments" where there is no quoted market value, the Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Realized gains or losses on sales of investments are determined on a first-in, first-out basis and include adjustments to the net realizable value of investments for declines in value that are considered to be other than temporary. Unrealized appreciation (depreciation) on investments is included as other comprehensive income in shareholders' equity.

Short-term investments comprise securities due to mature within one year of date of issue. Short-term investments include certain cash and cash equivalents, which are part of investment portfolios under the management of external investment managers.

A portion of the other investments comprise investments in entities for which there is no quoted market value. In such cases, the investments are carried at the lower of estimated fair value or original cost.

The Company utilizes financial futures and option contracts and foreign currency forward and option contracts for the purpose of managing certain investment portfolio exposures (see Note 7 for additional discussion of the objectives and strategies employed). These instruments are not recognized as assets or liabilities in the accompanying consolidated financial statements and changes in market value are included in net realized gains or losses on investments in the consolidated statements of operations.

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

The Company underwrites loss portfolio transfer contracts. These contracts, which meet the established criteria for reinsurance accounting, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses. The contracts, when written, can cause significant variances in gross premiums written, net premiums written, net premiums earned, net incurred losses as well as the loss and loss expense ratio and underwriting and administrative expense ratio.

Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

d)  Earnings per share

Basic earnings per share is calculated utilizing the weighted average shares outstanding. All potentially dilutive securities including FELINE PRIDES, stock options, warrants and convertible securities are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted average shares outstanding is increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

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

In accordance with industry standards, the financial guaranty unpaid losses and loss expenses have been discounted using an average rate of 6 percent in both 2000 and 1999.

g)  Contract holder deposit funds

Contract holder deposit funds represent a liability for an investment contract sold that does not meet the definition of an insurance contract under Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts". The investment contracts are sold with a guaranteed rate of return. The proceeds are then invested with the intent of realizing a greater return than is called for in the investment contract.

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

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

j)  Translation of foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("FAS 52"). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in current income.

k)  Income taxes

Income taxes have been provided in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes" on those operations which are subject to income taxes (see Note 13). Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, uncollectible reinsurance, and tax benefits of net operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not, that all or some portion of the benefits related to deferred tax assets will not be realized.

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

n)  New accounting pronouncement

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company has adopted FAS 133, as amended, as of January 1, 2001. The Company has completed an implementation plan which included identifying all derivatives, evaluating risk management hedging strategies and determining appropriate valuation methodologies required to assess the impact that adoption of this statement will have on its financial position and results of operations.

The Company maintains investments in derivative instruments such as futures, option contracts and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. The Company currently records the changes in market value of these instruments as realized gains or losses in the consolidated statements of operations and, accordingly, has estimated that FAS 133, as amended, will not have a significant impact on the results of operations, financial condition or liquidity in future periods as it relates to these instruments.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

Certain products (principally credit protection oriented) issued by the Company have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. Upon adoption of FAS 133, the Company will record these products at their fair value.

The Company will record a net-of-tax cumulative expense of $23 million as of January 1, 2001, to reflect the adoption of FAS 133. Prospectively, the Company expects some level of gains and losses resulting from changes in market values of derivatives to be recorded in the statement of operations. The level of such gains and losses will be dependent upon a number of factors including changes in interest rates, credit spreads and other market factors. The Company's involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate its own risk and is not considered speculative in nature.

3.  Acquisitions

On January 2, 1998, the Company acquired Westchester Specialty Group, Inc. ("WSG"), through a U.S. holding company, ACE US Holdings, Inc. ("ACE US"), for aggregate cash consideration of $338 million. The Company financed the acquisition with $250 million of bank debt (see Note 8) and the remainder with available cash. The acquisition was recorded using the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of ACE US and its subsidiaries from January 2, 1998, the date of acquisition. No goodwill was generated in the transaction. In connection with the acquisition, National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., has provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to its loss reserves for the 1996 and prior accident years.

On April 1, 1998, the Company acquired CAT Limited ("CAT"), a privately held, Bermuda-based property catastrophe reinsurer, for aggregate cash consideration of approximately $641 million. The acquisition was financed with $385 million of short-term bank debt and the remainder from available cash. The acquisition was recorded using the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of CAT from April 1, 1998, the date of acquisition. Approximately $224 million of goodwill was generated as a result of the acquisition.

On July 9, 1998, the Company acquired Tarquin Limited ("Tarquin"), a UK-based holding company which owned Lloyd's managing agency Charman Underwriting Ltd. ("Charman") and Tarquin Underwriting Limited, its corporate capital provider. Under the terms of the acquisition, the Company issued approximately 14.3 million ACE Ordinary Shares to the shareholders of Tarquin. The acquisition was accounted for on a pooling-of-interests basis. Accordingly, in 1998, all prior period consolidated financial statements presented were restated to include the combined results of operations, financial position and cash flows of Tarquin as though it had always been a part of the Company.

On July 2, 1999, the Company, through a U.S. holding company, ACE INA Holdings, Inc. ("ACE INA"), acquired CIGNA Corporation's ("CIGNA") domestic property and casualty insurance operations including its run-off business and also its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies for $3.45 billion in cash (the "ACE INA Acquisition"). The ACE INA Acquisition has been recorded using the purchase method of accounting and accordingly, the consolidated financial statements include the results of ACE INA and its subsidiaries from July 2, 1999, the date of acquisition. Approximately $1.85 billion of goodwill was generated as a result of the acquisition.

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

On December 30, 1999, the Company acquired Capital Re Corporation ("Capital Re") which is engaged in the financial guaranty reinsurance business. Following the acquisition the name of the company was changed to ACE Financial Services, Inc. Under the terms of the acquisition agreement, the Company paid aggregate consideration of $110.3 million in cash and issued approximately 20.8 million ACE Ordinary Shares. These shares were capitalized at a value of $17.625 per share, which was determined in accordance with the EITF 95-19 consensus that deals with the value of equity securities issued to effect a purchase combination. The total value of the acquisition amounted to $588 million, which includes the value of stock options and restricted stock of Capital Re that were converted into stock options and restricted stock of ACE and transaction costs. The Capital Re acquisition has been recorded using the purchase method of accounting and accordingly, the consolidated financial statements include the results of Capital Re and its subsidiaries from December 30, 1999, the date of acquisition. Approximately $105 million of goodwill was generated as a result of the acquisition. As Capital Re was acquired on December 30, 1999, the Company has not reflected any operations from this segment during 1999.

4.  Investments

a)  Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2000 and 1999, are as follows:

                                                                    2000                           1999
                                                        ---------------------------    ---------------------------
                                                            Fair        Amortized          Fair         Amortized
                                                            Value          Cost            Value           Cost
                                                        ------------   ------------    ------------    -----------
                                                                       (in thousands of U.S. dollars)
U.S. Treasury and agency                                $  1,216,544   $  1,179,018    $    982,417    $ 1,007,797
Non-U.S. governments                                       1,250,712      1,205,424         681,770        682,679
Corporate securities                                       5,378,203      5,450,681       4,688,341      4,829,052
Mortgage-backed securities                                 1,712,949      1,689,849       2,067,137      2,107,397
States, municipalities and political subdivisions          1,162,901      1,115,965       1,430,138      1,453,477
                                                        ------------   ------------    ------------    -----------
   Fixed maturities                                     $ 10,721,309   $ 10,640,937    $  9,849,803    $10,080,402
                                                        ============   ============    ============    ===========

                         ACE LIMITED AND SUBSIDIARIES

The gross unrealized appreciation (depreciation) related to fixed maturities at December 31, 2000 and 1999, is as follows:

                                                           2000                                         1999
                                           ------------------------------------         ------------------------------------
                                                Gross                Gross                  Gross                  Gross
                                             Unrealized            Unrealized             Unrealized            Unrealized
                                            Appreciation          Depreciation           Appreciation          Depreciation
                                           --------------        --------------         --------------        --------------
                                                                     (in thousands of U.S. dollars)
   U.S. Treasury and agency                $       38,566        $       (1,040)        $        4,725        $      (30,156)
   Non-U.S. governments                            54,494                (9,206)                 9,940               (10,849)
   Corporate securities                            70,868              (143,346)                27,041              (167,634)
   Mortgage-backed securities                      30,316                (7,216)                 8,999               (49,325)
   States, municipalities and
     political subdivisions                        48,213                (1,277)                 6,270               (29,610)
                                           --------------        --------------         --------------        --------------

                                           $      242,457        $     (162,085)        $       56,975        $     (287,574)
                                           ==============        ==============         ==============        ==============

Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 74 percent of the total mortgage holdings at December 31, 2000, and 69 percent at December 31, 1999, are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMOs (Collateralized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies. Fixed maturities at December 31, 2000, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                                       Fair               Amortized
                                                                       Value                 Cost
                                                                   -------------        -------------
                                                                      (in thousands of U.S. dollars)
Maturity period
---------------
Less than 1 year                                                   $     585,515        $     582,867
1 - 5 years                                                            3,763,786            3,753,540
5 - 10 years                                                           2,965,287            2,961,384
Greater than 10 years                                                  1,693,772            1,653,297
                                                                   -------------        -------------
                                                                   $   9,008,360        $   8,951,088
Mortgage-backed securities                                             1,712,949            1,689,849
                                                                   -------------        -------------
   Total fixed maturities                                          $  10,721,309        $  10,640,937
                                                                   =============        =============

b)    Equity securities

The gross unrealized appreciation (depreciation) on equity securities at December 31, 2000 and 1999, is as follows:

                                                                        2000                   1999
                                                                   --------------         ---------------
                                                                        (in thousands of U.S. dollars)
Equity securities-cost                                             $      495,049         $       780,558
Gross unrealized appreciation                                              84,199                 224,232
Gross unrealized depreciation                                             (47,202)                (71,476)
                                                                   --------------         ---------------

Equity securities-fair value                                       $      532,046         $       933,314
                                                                   ==============         ===============

c) Net realized gains (losses) and change in net unrealized appreciation (depreciation) on investments

The analysis of net realized gains (losses) on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, is as follows:

                         ACE LIMITED AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

                                                       Year Ended         Year Ended           Three Months Ended    Year Ended
                                                       December 31        December 31               December 31     September 30
                                                          2000               1999                      1998              1998
                                             -------------------------------------------------------------------------------------
                                                                          (in thousands of U.S. dollars)
Fixed maturities
  Gross realized gains                                 $     90,403        $    113,129            $     21,822      $     78,825
  Gross realized losses                                    (172,009)           (195,496)                 (7,274)          (20,512)
                                                       ------------         -----------             -----------        ----------
                                                            (81,606)            (82,367)                 14,548            58,313
Equity securities
  Gross realized gains                                      170,243              59,384                   4,705           210,512
  Gross realized losses                                     (56,199)            (12,149)                 (2,658)          (42,037)
                                                       ------------         -----------             -----------        ----------
                                                            114,044              47,235                   2,047           168,475

Other investments                                           (12,114)              8,696                  (7,374)                -
Currency losses                                             (11,058)             (3,959)                   (363)          (29,116)
Financial futures and option
  contracts-net realized gains (losses)                     (48,227)             68,311                 121,296            (9,287)
                                                       ------------         -----------             -----------        ----------

Net realized gains (losses) on investments                  (38,961)             37,916                 130,154           188,385
                                                       ------------         -----------             -----------        ----------

Change in net unrealized appreciation (depreciation)
  on investments
     Fixed maturities                                       310,971            (311,614)                (64,062)           81,944
     Equity securities                                     (115,759)            127,350                  33,198          (141,434)
     Short-term investments                                   2,081              (2,442)                     62                74
     Other investments                                       16,389              (4,271)                  1,325              (112)
     Deferred income taxes                                  (28,020)              5,379                   3,903            (9,282)
                                                       ------------         -----------             -----------        ----------
Change in net unrealized appreciation
  (depreciation) on investments                             185,662            (185,598)                (25,574)          (68,810)
                                                       ------------         -----------             -----------        ----------
Total net realized gains (losses) and change in net
  unrealized appreciation (depreciation) on
  investments                                          $    146,701        $   (147,682)           $    104,580      $    119,575
                                                       ============         ===========             ===========        ==========

d)    Net investment income

Net investment income for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, was derived from the following sources:

                                         Year Ended           Year Ended         Three Months Ended       Year Ended
                                         December 31          December 31           December 31           September 30
                                           2000                  1999                 1998                  1998
                                   ----------------------    ------------     ----------------------    ------------
                                                             (in thousands of U.S. dollars)
Fixed maturities and short-term
 investments                         $      766,312        $      495,078       $       82,778        $      325,308
Equity securities                            12,268                 8,731                1,231                 5,920
Other investments                            39,783                22,481                4,027                 2,954
Other                                             -                     -                    -                 1,853
                                       ------------          ------------          -----------          ------------
     Gross investment income                818,363               526,290               88,036               336,035
Investment expenses                         (47,508)              (32,953)              (2,941)              (11,781)
                                       ------------          ------------          -----------          ------------

     Net investment income           $      770,855        $      493,337       $       85,095        $      324,254
                                       ============          ============          ===========          ============

e)    Securities on deposit

Fixed maturity securities carried at fair value and cash totaling $1.4 billion and $1.6 billion at December 31, 2000 and 1999, respectively, was on deposit with various regulatory authorities to comply with various state (U.S.), Lloyd's
(UK) and other international requirements.

5.  Unpaid losses and loss expenses

The Company establishes reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves for property and casualty claims continues to be a complex and imprecise process, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable and would be reflected in the Company's results of operations in the period in which the estimates are changed.

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, is as follows:

                         ACE LIMITED AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (con't.)


                                                       Year Ended      Year Ended        Three Months Ended         Year Ended
                                                       December 31     December 31          December 31            September 30
                                                         2000            1999                  1998                    1998
                                                    ---------------------------------------------------------------------------
                                                                          (in thousands of U.S. dollars)
Gross unpaid losses and
 loss expenses at beginning of period                $ 16,460,247    $   3,678,269           $    3,737,869        $  2,111,670
Reinsurance recoverable on unpaid losses               (7,551,430)      (1,100,464)              (1,059,528)           (104,797)
                                                     ------------    -------------            -------------          ----------
Net unpaid losses and loss
 expenses at beginning of period                        8,908,817        2,577,805                2,678,341           2,006,873
Unpaid losses and loss expenses in respect of
  formerly discontinued operations                      1,269,914                -                        -                   -
Unpaid losses and loss expenses assumed in
  respect of reinsurance business acquired                169,537          183,774                        -               6,403
Unpaid losses and loss expenses assumed in
  respect of acquired companies (net of
  reinsurance recoverable of
  $6,345,679 in 1999 and $761,618 in 1998)                      -        6,940,593                        -             731,949
                                                     ------------    -------------            -------------          ----------
Total                                                  10,348,268        9,702,172                2,678,341           2,745,225
                                                     ------------    -------------            -------------          ----------

Net losses and loss expenses incurred in
 respect of losses occurring in:
         Current period                                 2,996,429        1,601,278                  126,139             534,021
         Prior periods                                    (60,364)          38,265                  (14,970)            (17,129)
                                                    -------------    -------------            -------------          ----------
Total                                                   2,936,065        1,639,543                  111,169             516,892
                                                    -------------    -------------            -------------          ----------

Net losses and loss expenses paid in respect
   of losses occurring in:
         Current period                                 1,205,110          916,848                   24,977             243,753
         Prior periods                                  2,631,171        1,509,638                  191,473             337,422
                                                    -------------    -------------            -------------          ----------
Total                                                   3,836,281        2,426,486                  216,450             581,175
                                                    -------------    -------------            -------------          ----------

Foreign currency revaluation                             (117,102)          (6,412)                   4,745              (2,601)
                                                    -------------    -------------            -------------          ----------

Net unpaid losses and loss expenses at end
   of period                                            9,330,950        8,908,817                2,577,805           2,678,341
Reinsurance recoverable on unpaid losses                8,057,444        7,551,430                1,100,464           1,059,528
                                                    -------------    -------------            -------------          ----------
Gross unpaid losses and loss expenses at
    end of period                                    $ 17,388,394   $   16,460,247           $    3,678,269        $  3,737,869
                                                    -------------    -------------            -------------          ----------

Losses and loss expenses for 1999 include incurred losses for ACE INA from July 2, 1999, the date of acquisition. With respect to the analysis of incurred and paid losses for ACE INA for the 1999 period, all losses incurred and paid, on losses occurring in the period January 1, 1999, through December 31, 1999, have been included as current year activity in 1999.

Incurred losses for the year ended December 31, 2000, were impacted by favorable development of reserves from prior periods primarily from ACE Tempest Re, ACE USA and ACE Bermuda partially offset by unfavorable development in ACE Financial Services.

The Company has considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. The Company has developed reserving methods, which incorporate new sources of data with historical experience to estimate the ultimate losses arising from asbestos and environmental exposures. The reserves for asbestos and environmental claims and claims expenses represent management's best estimate of future loss and loss expense payments and recoveries which are expected to develop over the next several decades. The Company continuously monitors evolving case law and its effect on environmental and latent injury claims. While reserving for these claims is inherently uncertain, the Company believes that the reserves carried for these claims are adequate based on known facts and current law.

The following table presents selected data on the unpaid losses and loss expenses for asbestos, and environmental and other latent exposures as at December 31, 2000 and 1999.

                                                                 2000                                1999
                                                                 ----                                ----
                                                      Gross                Net            Gross                 Net
                                                      -----                ---            -----                 ---
                                                                    (in millions of U.S. dollars)
Asbestos                                         $      1,073      $       212       $        897        $      291
Environmental and other latent exposures                1,156              540              1,287(1)            676
                                                 ---------------   ---------------   ------------------  ---------------
                                                 $      2,229      $       752       $      2,184        $      967
                                                 ===============   ===============   ==================  ===============

(1) Reflects a correction to reduce the amount reported in 1999 by $910 million.

During the years ended December 31, 2000 and 1999, the Company made payments of $308.9 million and $186.4 million, respectively, with respect to latent claims.

At December 31, 2000 and 1999, the Company's reinsured financial guaranty portfolio was broadly diversified by bond type, geographic location and maturity schedule, with no single risk representing more than 1.4 percent and 1.9 percent, respectively, of the Company's net par in force. The Company limits its exposure to losses from reinsured financial guarantees by underwriting primarily investment grade obligations and retroceding a portion of its risks to other insurance companies.

Net financial guaranty par in force was approximately $65.8 billion and $59.3 billion at December 31, 2000 and 1999, respectively. The composition at December 31, 2000 and 1999, by type of issue and the range of final maturities, was as follows:

                                                         December 31
Type of Issue                                     2000                1999           Range of final maturities
----------------------------------------------------------------------------------------------------------------
                                               (in billions of U.S. dollars)
Tax-backed                                     $  16.9             $  16.3                  1- 40 years
Utility                                           15.1                15.2                  1- 40 years
Non-municipal                                     19.5                13.9                  1- 35 years
Special revenue                                    6.9                 6.3                  1- 40 years
Health care                                        6.6                 6.9                  1- 40 years
Housing                                            0.8                 0.7                  1- 40 years
                                       -----------------------------------------
Total                                          $  65.8             $  59.3
                                       -----------------------------------------

As part of its financial guaranty business, the Company participates in credit default swap transactions whereby one counterparty pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other counterparty in the event one or more defined credit events occurs with

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

respect to one or more third party reference securities or loans. A credit event is defined as a failure to pay, bankruptcy, cross acceleration (generally accompanied by a failure to pay), repudiation, restructuring or similar nonpayment event. The total notional amount of credit default swaps outstanding at December 31, 2000 and 1999, included in the Company's financial guaranty exposure above was $11.3 billion and $7.8 billion, respectively.

At December 31, 2000 and 1999, the Company's net mortgage guaranty insurance in force (representing the current principal balance of all mortgage loans that are currently reinsured) was approximately $6.9 billion and $7.7 billion, respectively, and direct primary net risk in force was approximately $2.7 billion and $2.6 billion, respectively.

6.   Reinsurance

The Company purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, are as follows:

                                 Year Ended         Year Ended          Three Months Ended         Year Ended
                                December 31         December 31             December 31           September 30
                                   2000                 1999                   1998                    1998
                          -----------------------------------------------------------------------------------------
                                                       (in thousands of U.S. dollars)
Premiums written
   Direct                 $       6,093,151       $       3,015,176      $         208,501     $           864,529
   Assumed                        1,493,620                 853,981                 45,567                 377,630
   Ceded                         (2,707,417)             (1,373,809)               (99,965)               (361,186)
                          -----------------       -----------------      -----------------     -------------------
   Net                    $       4,879,354       $       2,495,348      $         154,103     $           880,973
                          =================       =================      =================     ===================

Premiums earned
   Direct                 $       5,612,988       $       2,917,301      $         233,567     $           875,154
   Assumed                        1,361,254                 835,966                 97,850                 303,586
   Ceded                         (2,439,479)             (1,267,530)              (113,410)               (284,437)
                          -----------------       -----------------      -----------------     -------------------
   Net                    $       4,534,763       $       2,485,737      $         218,007     $           894,303
                          =================       =================      =================     ===================

The Company's provision for reinsurance recoverable at December 31, 2000 and 1999, is as follows:

                                                                                       2000                  1999
                                                                                   ------------          ------------
                                                                                      (in thousands of U.S. dollars)
Reinsurance recoverable on paid losses and loss expenses                        $       937,496       $     1,288,651
Reinsurance recoverable on unpaid losses and loss expenses                            8,767,111             8,309,014
Provision for uncollectible balances on reinsurance recoverable                        (709,667)             (757,584)
                                                                                ---------------       ---------------
Reinsurance recoverable                                                         $     8,994,940       $     8,840,081
                                                                                ===============       ===============

7.   Commitments and contingencies

a)   Financial instruments with off-balance sheet risk

The Company maintains investments in derivative instruments such as futures, option contracts and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. The Company currently records changes in market value of these instruments as realized gains or losses in the consolidated statements of operations.

     (i)  Foreign currency exposure management

     The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies. The forward currency contracts purchased are not specifically identifiable against cash, any single security or groups of securities denominated in those currencies, and therefore, do not qualify as hedges for financial reporting purposes. All contract gains and losses, realized and unrealized, are reflected currently in the statements of operations. The contractual amount of the foreign currency forward contracts at December 31, 2000, was $31 million, the current fair value was $30 million and the unrealized loss was $1 million.

     The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. For forward contracts, the counterparties are principally banks, which must meet certain criteria according to the Company's investment guidelines.

     (ii) Duration management and market exposure

     Futures

     A portion of the Company's investment portfolio is managed as synthetic equity funds, whereby equity index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. In addition, exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

     Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. At December 31, 2000, the contract amount of $224 million reflects the net extent of involvement the Company had in these financial instruments.

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

                         ACE LIMITED AND SUBSIDIARIES

     For long option positions, the maximum loss is the premium paid for the option. To minimize the risk of non-performance, all brokers and dealers used as counterparties must be approved. Additional performance assurance is required where deemed necessary. The maximum credit exposure is represented by the fair value of the options held. For short option positions, the potential loss is the same as having taken a position in the underlying security. Short call options are backed in the portfolio with the underlying, or highly correlated, securities and short put options are backed by uncommitted cash for the in-the-money portion.

b)  Concentrations of credit risk

The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

c)  Credit facilities

In May 2000, the Company renewed certain syndicated credit facilities. Each facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

     . An $800 million, 364-day revolving credit facility with ACE Limited and various subsidiaries as borrowers and guarantors. This facility is for general corporate purposes.

     . A $250 million, five-year revolving credit facility with ACE Limited and various subsidiaries as borrowers and guarantors. This facility is for general corporate purposes and permits both loans and letters of credit.

Each of the above facilities may be used as commercial paper recourse facilities (see Note 8).

ACE Tempest Re also maintains an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million, which is guaranteed by the Company. At December 31, 2000, no amounts have been drawn down under this facility. The facility requires that ACE Tempest Re maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant.

As of December 31, 2000, ACE Financial Services was party to a credit facility with a syndicate of banks pursuant to which the syndicate provides up to $150 million specifically designed to provide rating agency qualified capital to further support ACE Financial Services claims-paying resources. The facility was increased from $100 million during the year and expires in January 2006. ACE Financial Services has not borrowed under this credit facility.

In August 1996, ACE Financial Services entered into a credit agreement for the provision of a $25 million loan, which was available for general corporate purposes. As of September 30, 2000, this facility had been cancelled and replaced with a $25 million loan under the group's five-year syndicated credit facility as described above. At December 31, 2000 and 1999, $25 million remained outstanding under these facilities.

d)  Letters of Credit

In November 1998, to fulfill the requirements of Lloyd's for open years of account, the Company arranged a syndicated, partially collateralized, five-year letter of credit ("LOC") facility in the amount of (Pounds)270 million (approximately $437 million). On June 30, 1999, certain terms of this LOC facility were renegotiated and the facility is now uncollateralized. The facility was renewed in November 1999 and again in November 2000 at increased amounts of (Pounds)290 million ($470 million) and (Pounds)390 million ($585 million), respectively. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant.

ACE Financial Services had also maintained a (Pounds)48 million (approximately $72 million) uncollateralized LOC facility with a bank to fulfill a subsidiary's requirements at Lloyd's. In November 2000, this facility was cancelled and replaced with LOCs under the Company's LOC facility described in the previous paragraph.

In September 2000, the Company, along with ACE Bermuda and ACE Tempest Re as Account Parties and Guarantors, renewed a syndicated, one-year LOC facility in the amount of $430 million for general business purposes, including the issuance of insurance and reinsurance letters of credit. This facility was originally arranged in September 1999. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. Usage under this facility was $123 million as of December 31, 2000.

The Company also maintains various LOC facilities, both collateralized and uncollateralized, for general corporate purposes. At December 31, 2000, the aggregate exposure under these facilities was $379 million and usage was $353 million.

e)  Lease commitments

The Company and its subsidiaries lease office space in the countries in which they operate under operating leases which expire at various dates through January 2017. The Company renews and enters into new leases in the ordinary course of business as required. Total rent expense with respect to these operating leases for the years ended December 31, 2000 and 1999 and the year ended September 30, 1998, were approximately $64 million, $63 million and $5 million, respectively.

Future minimum lease payments under the leases are expected to be as follows:

                                             (in thousands of U.S. dollars)

          Year ending December 31  2001                  $ 64,300
                                   2002                    58,300
                                   2003                    54,600
                                   2004                    51,700
                                   2005                    47,200
          Later years                                      71,500
                                                     ------------

          Total minimum future lease commitments         $347,600
                                                     ============


f)  Legal proceedings

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial condition of the Company.

                         ACE LIMITED AND SUBSIDIARIES

8.  Debt

---------------------------------------------------------------------------------------------------------------------
                                                                  December 31, 2000             December 31, 1999
                                                                  -----------------             -----------------
                                                                           (in millions of U.S. dollars)
      Short-term debt
           ACE INA commercial paper                                           $340                     $  625
           ACE Financial Services note                                          25                         25
           ACE Limited commercial paper                                          -                        425
                                                                            ------                     ------
                                                                            $  365                     $1,075
                                                                            ======                     ======

      Long-term debt
         ACE Financial Services Debentures due 2002                         $   75                     $   75
         ACE INA Notes due 2004                                                400                        400
         ACE INA Notes due 2006                                                299                        299
         ACE US Holdings Senior Notes due 2008                                 250                        250
         ACE INA Subordinated Notes due 2009                                   300                        300
         ACE INA Debentures due 2029                                           100                        100
                                                                            ------                     ------
                                                                            $1,424                     $1,424
                                                                            ======                     ======

      Trust Preferred Securities
         ACE INA RHINO Preferred Securities due 2002                        $  400                     $  400
         Capital Re LLC Monthly Income
         Preferred Securities due 2044                                          75                         75
         ACE INA Trust Preferred Securities due 2029                           100                        100
         ACE INA Capital Securities due 2030                                   300                          -
                                                                            ------                     ------
                                                                            $  875                     $  575
                                                                            ======                     ======
---------------------------------------------------------------------------------------------------------------------


a)  Commercial paper and money market facilities

In June 1999, the Company arranged certain commercial paper programs. The programs use revolving credit facilities as recourse facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of recourse facilities as outlined in Note 7) for ACE and for ACE INA. On July 2, 1999, $425 million and $1.65 billion were drawn down under these programs by ACE and ACE INA, respectively, to partially finance the ACE INA Acquisition. During fiscal 1999 and 2000 these amounts were repaid as a result of the implementation of the permanent financing plan described below. At December 31, 2000, short-term debt consisted of $340 million of commercial paper issued by ACE INA and $25 million in bank borrowings by ACE Financial Services. Commercial paper rates during 2000 averaged 6.2 percent.

In June 1999, ACE and ACE INA arranged a short-term money market facility in the amount of $225 million for general corporate purposes. In July 1999, a portion of the facility was used to finance certain liabilities of an ACE INA subsidiary. In November 1999, this facility was cancelled and repaid with proceeds from the commercial paper programs described above.

b)  ACE Financial Services debentures

In November 1992, ACE Financial Services issued $75 million in ten-year debentures maturing in November 2002. The 7.75 percent coupon on these debentures is payable in arrears on May 1 and November 1 of each year.

c)  ACE INA notes and debentures

As part of the permanent financing plan for the ACE INA Acquisition, in August 1999, ACE INA issued $400 million of 8.2 percent notes due August 15, 2004, $300 million of 8.3 percent notes due August 15, 2006, and $100 million of 8.875 percent debentures due August 15, 2029. Proceeds of the senior debt issue were used to repay commercial paper. Interest on the notes and debentures is payable on February 15 and August 15 of each year beginning February 15, 2000. The notes and debentures are not redeemable before maturity and do not have the benefit of any sinking fund. These unsecured notes and debentures are guaranteed on a senior basis by the Company and they rank equally with all of ACE INA's other senior indebtedness.

d)  ACE US Holdings senior notes

On October 27, 1998, ACE US Holdings refinanced an outstanding $250 million bank term loan, with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured senior notes maturing in October 2008. Interest payments, based on a floating rate which averaged 9 percent during fiscal 2000, are due semi-annually in arrears. The indenture related to these notes includes certain events of default for ACE US Holdings. The senior notes are callable subject to certain call premiums; however, ACE US Holdings has no current intention of calling the debt. Simultaneously, the Company entered into a notional $250 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a highly rated major financial institution and the Company does not anticipate non-performance.

e)  ACE INA subordinated notes

As part of the permanent financing plan for the ACE INA Acquisition, on December 6, 1999, ACE INA issued $300 million in aggregate principal amount of unsecured subordinated notes maturing in December 2009. Proceeds of the issue were used to repay commercial paper. Interest payments, based on the fixed rate coupon on these notes of 11.2 percent, are due semi-annually in arrears. The indenture related to these notes includes certain events of default for ACE INA. The subordinated notes are callable subject to certain call premiums; however, ACE INA has no current intention of calling the debt. Simultaneously, the Company entered into a notional $300 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 8.41 percent for 10 years. Certain assets totaling approximately $105 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a highly rated major financial institution and the Company does not anticipate non-performance.

f)  ACE INA RHINO preferred securities

As part of the permanent financing plan for the ACE INA Acquisition, on June 30, 1999, ACE RHINOS Trust, a Delaware statutory business trust (the "Trust"), sold in a private placement $400 million of Auction Rate Reset Preferred Securities (the "Rhino Preferred Securities"). All of the common securities of the Trust are owned by ACE INA.

                         ACE LIMITED AND SUBSIDIARIES

The Rhino Preferred Securities mature on September 30, 2002. Distributions on the Rhino Preferred Securities are payable quarterly at LIBOR plus 125 basis points, adjusted quarterly, provided that the Trust may defer such payments (but no later than September 30, 2002, or, if there is a remarketing, the maturity date of the remarketed securities), with such deferred payments accruing interest compounded quarterly, if ACE INA defers interest on the Subordinated Notes (as defined below). As described below, effective October 27, 2000, the interest rate on the Rhino Preferred Securities was reduced to LIBOR plus 87.5 basis points. If the trading price of ACE's Ordinary Shares declines to 66-2/3 percent of the closing price of the Ordinary Shares on June 30, 1999, or approximately $18.83 per Ordinary Share, the holders of a majority of the Rhino Preferred Securities will have the option to require Banc of America Securities LLC as the Remarketing Agent to remarket the Rhino Preferred Securities. If remarketed, the maturity of the remarketed securities will be reset as the later of September 30, 2001 or one year from the date on which the remarketed securities are issued. The coupon will be reset pursuant to a bid process to value the remarketed securities at 100.25 percent of the face amount thereof. If Banc of America were unable to remarket the securities, the holders of a majority of the Rhino Preferred Securities would have the right to require ACE INA to repurchase them at a purchase price equal to the face amount of the securities plus accrued and unpaid distributions, which obligations would be guaranteed by ACE. ACE's Ordinary Shares have traded below the trigger price described above during the year ended December 31, 2000, although the holders of the Rhino Preferred Securities did not exercise their remarketing rights at that time.

The sole assets of the Trust consist of $412,372,000 principal amount of Auction Rate Reset Subordinated Notes Series A (the "Subordinated Notes") issued by ACE INA. The Subordinated Notes mature on September 30, 2002. Interest on the Subordinated Notes is payable quarterly at LIBOR plus 125 basis points, adjusted quarterly, provided that ACE INA may defer such interest payments (but no later than September 30, 2002, or, if there is a remarketing, the maturity date of the remarketed securities), with such deferred payments accruing interest compounded quarterly. As described below, effective October 27, 2000, the interest rate on the Rhino Preferred Securities was reduced to LIBOR plus 87.5 basis points. If under certain circumstances the Trust is dissolved and the holders of the Rhino Preferred Securities directly hold the Subordinated Notes, then the remarketing provisions described above will be applicable to the Subordinated Notes.

In connection with the issuance of the Rhino Preferred Securities, the Company had agreed with Banc of America Securities to use its reasonable best efforts to complete one or more firm commitment underwritings with an aggregate public offering price of $400 million on or before June 30, 2002.

The September 12, 2000, public offering described in Note 10 satisfied the Company's June 29, 1999 agreement with Banc of America Securities LLC entered into in connection with the private placement of $400 million Auction Rate Reset Preferred Securities (the "RHINOS") of ACE RHINOS Trust (the "RHINOS Trust"). The proceeds of the Ordinary Share offering were used to support the Company's guarantee of the $412 million principal amount of Auction Rate Reset Subordinated Notes Series A issued by ACE INA to the RHINOS Trust. Effective October 27, 2000, the interest rate on the subordinated notes and the distribution rate on the RHINOS were reduced from LIBOR plus 125 basis points to LIBOR plus 87.5 basis points.

g)  Capital Re LLC monthly income preferred securities

In January 1994, ACE Financial Services formed and capitalized, through the purchase of common shares, Capital Re LLC. Capital Re LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds of such issuance to the Company to fund its business operations. In January 1994, Capital Re LLC issued $75 million of company obligated mandatorily redeemable preferred securities, the proceeds of which were loaned to ACE Financial Services. ACE Financial Services has, among other undertakings, unconditionally guaranteed all legally declared and unpaid dividends of Capital Re LLC.

The company obligated mandatorily redeemable preferred securities were issued at $25 par value per share, pay monthly dividends at a rate of 7.65 percent per annum, are callable as of January 1999 at par and are mandatorily redeemable in January 2044. The Company added its guarantee to these securities in November 2000.

h)  ACE INA trust preferred securities

As part of the permanent financing plan for the ACE INA Acquisition, on December 20, 1999, ACE Capital Trust I, a Delaware statutory business trust ("ACE Capital Trust I") issued and sold in a public offering $100 million of 8.875 percent Trust Originated Preferred Securities (the "Trust Preferred Securities"). All of the common securities of ACE Capital Trust I (the "ACE Capital Trust I Common Securities") are owned by ACE INA. Proceeds of the issue were used to repay commercial paper.

The Trust Preferred Securities mature on December 31, 2029. The maturity date may be extended for one or more periods but not later than December 31, 2048. Distributions on the Trust Preferred Securities are payable quarterly at a rate of 8.875 percent; however, ACE Capital Trust I may defer these payments for up to 20 consecutive quarters (but no later than December 31, 2029, unless the maturity date is extended). Any deferred payments would accrue interest quarterly in a compounded basis if ACE INA defers interest on the subordinated debentures (as defined below).

The sole assets of ACE Capital Trust I consist of $103,092,800 principal amount of 8.875 percent Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") issued by ACE INA. The Subordinated Debentures mature on December 31, 2029. Interest on the Subordinated Debentures is payable quarterly at a rate of 8.875 percent; however, ACE INA may defer such interest payments (but no later than December 31, 2029, unless the maturity date is extended), with such deferred payments accruing interest compounded quarterly. ACE INA may redeem the Subordinated Debentures at 100 percent of the principal amount thereof, plus accrued and unpaid interest to the redemption date, in whole or in part at any time on or after December 31, 2004, and in whole but not in part prior to December 31, 2004, in the event certain changes in tax or investment company law occur. The Trust Preferred Securities and the ACE Capital Trust I Common Securities will be redeemed upon repayment of the Subordinated Debentures.

The Company has guaranteed, on a subordinated basis, ACE INA's obligations under the Subordinated Debentures and distributions and other payments due on the Trust Preferred Securities. These guarantees, when taken together with the Company's obligations under an expense agreement entered into with ACE Capital Trust I, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

i)  ACE INA capital securities

On March 31, 2000, as part of the permanent financing plan for the ACE INA Acquisition, ACE Capital Trust II, a Delaware statutory business trust ("ACE Capital Trust II"), issued and sold in a public offering $300 million of 9.7 percent Capital Securities (the "Capital Securities"). All of the common securities of ACE Capital Trust II (the "ACE Capital Trust II Common Securities") are owned by ACE INA. Proceeds of the issue were used to repay commercial paper.

The Capital Securities mature on April 1, 2030, which may not be extended. Distributions on the Capital Securities are payable semi-annually; however, ACE Capital Trust II may defer these payments for up to 10 consecutive semi-annual periods (but no later than April 1, 2030). Any deferred payments would accrue interest semi-annually on a compounded basis if ACE INA defers interest on the Subordinated Debentures due 2030 (as defined below).

                         ACE LIMITED AND SUBSIDIARIES

The sole assets of ACE Capital Trust II consist of $309,280,000 principal amount of 9.7 percent Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures due 2030") issued by ACE INA. The Subordinated Debentures due 2030 mature on April 1, 2030. Interest on the Subordinated Debentures due 2030 is payable semi-annually; however, ACE INA may defer such interest payments (but no later than April 1, 2030), with such deferred payments accruing interest compounded semi-annually. ACE INA may redeem the Subordinated Debentures due 2030 in the event certain changes in tax or investment company law occur at a redemption price equal to accrued and unpaid interest to the redemption date plus the greater of (i) 100 percent of the principal amount thereof, or (ii) the sum of the present value of scheduled payments of principal and interest on the debentures from the redemption date to April 1, 2030, discounted to the redemption date on a semi-annual basis at a discount rate equal to the applicable treasury rate plus 3.1 percent, in the first year after issuance, and the applicable treasury rate plus .5 percent thereafter. The Capital Securities and the ACE Capital Trust II Common Securities will be redeemed upon repayment of the Subordinated Debentures due 2030.

The Company has guaranteed, on a subordinated basis, ACE INA's obligations under the Subordinated Debentures due 2030, and distributions and other payments due on the Capital Securities. These guarantees, when taken together with the Company's obligations under expense agreements entered into with ACE Capital Trust II, provide a full and unconditional guarantee of amounts due on the Capital Securities.

9.  Mezzanine Equity

As part of the permanent financing plan for the ACE INA Acquisition, the Company publicly offered and issued 6,000,000 FELINE PRIDES on April 12, 2000. On May 8, 2000, exercise of the over allotment option resulted in the issuance of an additional 221,000 FELINE PRIDES, for aggregate net proceeds of approximately $311 million. Proceeds of the issue were used to repay commercial paper. Each FELINE PRIDE initially consists of a unit referred to as an Income PRIDE. Each Income PRIDE consists of (i) one 8.25 percent Cumulative Redeemable Preferred Share, Series A, liquidation preference $50 per share, of the Company, and (ii) a purchase contract pursuant to which the holder of the Income PRIDE agrees to purchase from the Company, on May 16, 2003, Ordinary Shares at the applicable settlement rate. Each preferred share is pledged to the Company to secure the holders obligations under the purchase contract. A holder of an Income PRIDE can obtain the release of the preferred share by substituting certain zero-coupon treasury securities as security for performance under the purchase contract. The resulting unit consisting of the zero-coupon treasury security and the purchase contract is a Growth PRIDE, and the preferred shares would be a separate security. A holder of a Growth PRIDE can convert it back into an Income PRIDE by depositing preferred shares as security for performance under the purchase contract and thereby obtain the release of the zero-coupon treasury securities.

The aggregate liquidation preference of the 8.25 percent Cumulative Redeemable Preferred Shares is $311 million. Unless deferred by the Company, the preferred shares pay dividends quarterly at a rate of 8.25 percent per year to May 16, 2003, and thereafter at the reset rate established pursuant to a remarketing procedure. If the Company elects to defer dividend payments on the preferred shares, the dividends will continue to accrue and the Company will be restricted from paying dividends on its Ordinary Shares and taking certain other actions. The preferred shares are not redeemable prior to June 16, 2003, on which date they must be redeemed by the Company in whole.

10.  Shareholders' equity

a)   Shares issued and outstanding

Following is a table of changes in Ordinary Shares issued and outstanding for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998:

                                                           Year Ended           Year Ended     Three Months Ended      Year Ended
                                                          December 31          December 31         December 31        September 30
                                                              2000                 1999               1998                1998
                                                         -------------------------------------------------------------------------
Opening balance                                            217,460,515            193,687,126          193,592,519     180,207,664
Shares issued                                               13,008,419                      -                    -      16,500,000
Exercise of stock options                                    1,826,993                356,472               73,854         378,438
Shares issued under Employee Stock Purchase Plan                50,652                 25,697               20,753          27,517
Cancellation of non-vested restricted stock                          -                 (5,500)                   -               -
Shares issued in ACE Financial Services acquisition                  -             20,815,677                    -               -
Shares issued in ACE INA acquisition                                 -              2,581,043                    -               -
Repurchase of shares                                                 -                      -                    -      (3,521,100)
                                                       ---------------          -------------     ----------------    ------------
                                                           232,346,579            217,460,515          193,687,126     193,592,519
                                                       ===============          =============     ================    ============

On September 12, 2000, the Company completed a public offering of 12.25 million Ordinary Shares (which included exercise of the overallotment option of 1.25 million shares) in which it raised aggregate net proceeds of approximately $400 million. The offering was made in satisfaction of a June 29, 1999, agreement with Banc of America Securities LLC as discussed in Note 8. In addition, the Company issued 758,419 restricted Ordinary Shares in connection with the Company's long term incentive plans.

On April 14, 1998, the Company sold 16.5 million Ordinary Shares for net proceeds of approximately $606 million.

b)   ACE Limited securities repurchase authorization

On November 17, 2000, the Board of Directors authorized the repurchase of any ACE issued debt or capital securities, including ACE's Ordinary Shares, up to an aggregate total of $250 million. These purchases may take place from time to time in the open market or in private purchase transactions. During 2000, no securities were repurchased.

Prior to July 6, 1998, the Board of Directors had authorized the repurchase of the Company's Ordinary Shares in open market and private purchase transactions. On July 6, 1998, the Company rescinded all existing authorizations for the repurchase of the Company's Ordinary Shares. During the first two quarters of fiscal 1998, the Company repurchased 3.5 million Ordinary Shares under the share repurchase program for an aggregate cost of $107.6 million. No shares were repurchased after March 31, 1998.

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

d)   Dividends declared

Dividends declared on Ordinary Shares amounted to $0.50, $0.42, $0.09 and $0.34 per Ordinary Share for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998.

                         ACE LIMITED AND SUBSIDIARIES

Dividends declared on FELINE PRIDES amounted to $18.4 million for the year ended December 31, 2000.

11.  Employee benefit plans

a)   Pension plans

The Company provides pension benefits to eligible employees and agents, spouses and other eligible dependents through various plans sponsored by the Company. Pension benefits are provided through plans sponsored by ACE covering most U.S. and Bermuda based employees and by separate pension plans for various non-U.S. subsidiaries and employees. Pension expenses totaled $17 million, $11 million and $5 million for the years ended December 31, 2000 and 1999, and the year ended September 30, 1998.

b)   Capital accumulation plans

ACE sponsors a capital accumulation plan in the U.S. in which employee contributions on a pre-tax basis (401(k)) are supplemented by ACE matching contributions. These contributions are invested, at the election of the employee, in one or more of several investment portfolios. In addition, ACE may provide additional matching contributions, depending on its annual financial performance. Expenses for the plan totaled $28 million and $19 million for the years ended December 31, 2000 and 1999, respectively.

c)   Options and stock appreciation rights

In February 1996 and November 1998, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan and the ACE Limited 1998 Long-Term Incentive Plan, respectively (the "Incentive Plans"), which incorporate stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 3.6 million Ordinary Shares of the Company available for award under these Incentive Plans. Prior to the adoption of the Incentive Plans, the Company adopted the Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan and a Stock Option Plan ("Option Plan") which will continue to run off. Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plans, generally, options expire ten years after the award date and vest in equal portions over three years.

During 1999, the Company established the ACE Limited 1999 Replacement Stock Plan. This plan was established to replace existing Capital Re employee benefits in connection with the Capital Re acquisition, as well as to permit additional grants to employees of the Company. At December 31, 2000, 2 million Ordinary Shares were available for grant under this plan.

d)  Options

  (i)  Options outstanding

    Following is a summary of options issued and outstanding for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998.

                                                     Year of        Average Exercise       Options for Ordinary
                                                    Expiration            Price                 Shares
                                                   -------------------------------------------------------------
    Balance at September 30, 1997                                                                 7,134,423
         Options granted                            2007-2008              $31.64                 2,489,900
         Options exercised                          2003-2007              $11.21                  (378,438)
         Options forfeited                          2006-2008              $27.51                  (261,155)
                                                                                                -----------

    Balance at September 30, 1998                                                                 8,984,730
         Options granted                                 2008              $29.62                 2,012,200
         Options exercised                          2004-2007              $17.11                   (73,854)
         Options forfeited                          2006-2008              $29.58                  (115,150)
                                                                                                -----------

    Balance at December 31, 1998                                                                 10,807,926
         Options granted                                 2009              $27.86                 4,058,190
         Options exercised                          2005-2007              $15.91                  (356,472)
         Options forfeited                          2005-2008              $29.02                  (544,884)
                                                                                                -----------

    Balance at December 31, 1999                                                                 13,964,760
         Options granted                                 2010              $25.26                 4,214,018
         Options exercised                          2003-2009              $35.71                (1,826,993)
         Options forfeited                          2006-2008              $25.30                  (454,985)
                                                                                                -----------
    Balance at December 31, 2000                                                                 15,896,800
                                                                                               ============

    The following table summarizes the range of exercise prices for outstanding options at December 31, 2000:

                                      Weighted Average
  Range of Exercise     Options    Remaining Contractual   Weighted Average        Options     Weighted Average
       Prices         Outstanding           Life            Exercise Price       Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------
   $ 7.45 - $15.00      3,649,405        4.41 years               $ 9.39          3,641,405          $ 9.38
   $15.00 - $30.00     10,336,828        8.12 years               $21.38          5,272,331          $21.85
   $30.00 - $41.00      1,910,567        7.10 years               $31.44          1,679,634          $30.98
                     ------------                                              ------------
                       15,896,800                                                10,593,370
                     ============                                              ============

   (ii)  FAS 123 pro forma disclosures

     In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 establishes accounting and reporting standards for stock-based employee compensation plans, which include stock option and stock purchase plans. FAS 123 provides employers a choice: adopt FAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), while also providing the disclosure required under FAS 123. The Company continues to account for stock-based compensation plans under APB 25.


     The following table outlines the Company's net income available to holders of Ordinary Shares and diluted earnings per share had the compensation cost been determined in accordance with the fair value method recommended in FAS 123.

                         ACE LIMITED AND SUBSIDIARIES

                                                              December 31      December 31
                                                                 2000             1999
                                                                 ----             ----
                                                            (in thousands of U.S. dollars,
                                                               except per share data)
    Net income available to holders of Ordinary Shares
       As reported                                          $       524,591    $   364,963
       Pro Forma                                            $       509,088    $   351,067
    Diluted earnings per share
       As reported                                          $          2.31    $      1.85
       Pro Forma                                            $          2.24    $      1.78

The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2000 and 1999, respectively: dividend yield of
2.23 percent and 1.47 percent; expected volatility of 40.1 percent and 38.7 percent; risk free interest rate of 6.37 percent and 5.11 percent and an expected life of 4 years for both 2000 and 1999.

e)  Employee stock purchase plan

The Company maintains an employee stock purchase plan. Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of (i) the fair market value of the stock on first day of the subscription period; or (ii) the fair market value of the stock on the last day of the subscription period. With respect to the years ending December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, the Company incurred expenses of $185,000, $156,000, $93,000 and $143,000, respectively.

f)   Restricted stock awards

Under the Company's long-term incentive plans, 461,884 restricted Ordinary Shares were awarded during the year ended December 31, 2000, to officers of the Company and its subsidiaries. These shares vest at various dates through December 2004. In addition, during the period, 17,200 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Director Plan. These shares vest in May 2001.

Under the Company's long-term incentive plans, 1,084,175 restricted Ordinary Shares were awarded during the year ended December 31, 1999, to officers of the Company and its subsidiaries. These shares vest at various dates through November 2003. In addition, during the period, 23,618 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Directors Plan. These shares vested in June 2000.

During the three months ended December 31, 1998, 335,000 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 2003. During 1998, 264,000 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 2002. In addition, 14,952 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the 1995 Outside Directors Plan. These shares vested in February 1999.

At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to income over the vesting period.

g)   Shares issued in ACE INA acquisition

During 1999, the ACE Limited 1999 Replacement Long-Term Incentive Plan ("Replacement Plan") was established to award substitute restricted stock awards and substitute restricted stock unit awards in satisfaction of the Company's obligations under the ACE INA Acquisition Agreement and to provide selected individuals substitute restricted stock awards and substitute restricted stock unit awards in replacement of certain equity-based awards which terminated or expired in connection with the closing of the ACE INA transaction. During 1999, 2,581,043 restricted Ordinary Shares were granted in connection with the Replacement Plan. The costs associated with issuing these awards were included as a cost of the ACE INA Acquisition.

12.  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998:

                                                          Year Ended        Year Ended      Three Months Ended       Year Ended
                                                          December 31       December 31         December 31         September 30
                                                              2000              1999                1998                1998
                                                       -----------------------------------------------------------------------------
                                                                 (in thousands of U.S. dollars, except share and per share data)
Numerator:
Net income                                              $      542,982     $      364,963     $       238,539      $       560,151
 Dividends on FELINE PRIDES                                    (18,391)                 -                   -                    -
                                                         -------------      -------------      --------------       --------------
 Net income available to holders of Ordinary Shares     $      524,591     $      364,963     $       238,539      $       560,151
                                                         =============      =============      ==============       ==============

Denominator:
Denominator for basic earnings per share:
   Weighted average shares outstanding                     221,082,961        194,028,374         193,642,270          185,130,479
   Dilutive effect of FELINE PRIDES                          1,099,226                  -                   -                    -
   Effect of other dilutive securities                       5,236,243          3,597,980           3,707,086            4,150,696
                                                         -------------      -------------      --------------       --------------

Denominator for diluted earnings per share:
   Adjusted weighted average shares outstanding
      and assumed conversions                              227,418,430        197,626,354         197,349,356          189,281,175
                                                         =============      =============      ==============       ==============
Basic earnings per share                                $         2.37     $         1.88     $          1.23      $          3.03
                                                         =============      =============      ==============       ==============
Diluted earnings per share                              $         2.31     $         1.85     $          1.21      $          2.96
                                                         =============      =============      ==============       ==============

13.  Taxation

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

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

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

ACE INA, ACE US Holdings and ACE Financial Services are subject to income taxes imposed by U.S. authorities and file U.S. tax returns. Certain international operations of the Company are also subject to income taxes imposed by the jurisdictions in which they operate.

The Company is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation.

The income tax provision for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998, is as follows:

                                         Year Ended        Year Ended     Three Months Ended     Year Ended
                                         December 31       December 31        December 31       September 30
                                             2000              1999               1998              1998
                                     --------------------------------------------------------------------------
                                                             (in thousands of U.S. dollars)
Current tax expense (benefit)         $    60,081       $      8,439       $      (476)       $      3,265
Deferred tax expense                       33,827             20,245             5,818              16,775
                                       --------------    --------------     --------------     --------------

Provision for income taxes            $    93,908       $     28,684       $     5,342        $     20,040
                                       ==============    ==============     ==============     ==============

The weighted average expected tax provision has been calculated using pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years ended December 31, 2000 and 1999, is provided below. The provision for income taxes with respect to the three months ended December 31, 1998, and the year ended September 30, 1998, is calculated at rates equal to the statutory income tax rate in each jurisdiction.

                                                                       Year Ended                     Year Ended
                                                                    December 31, 2000              December 31, 1999
                                                              ---------------------------------------------------------
                                                                          (in thousands of U.S. dollars)
     Expected tax provision at weighted average rate                   $ 80,699                        $19,721
     Permanent differences
       Tax-exempt interest                                              (21,716)                        (9,017)
       Goodwill                                                          22,875                          9,805
       Other                                                              1,182                            602
     Net withholding taxes                                               10,868                          7,573
                                                              --------------------------     --------------------------

     Total provision for income taxes                                  $ 93,908                        $28,684
                                                              ==========================     ==========================

The components of the net deferred tax asset as of December 31, 2000 and 1999, are as follows:

                                                    2000                     1999
                                              -----------------        -----------------
                                                   (in thousands of U.S. dollars)
Deferred tax assets
    Loss reserve discount                     $         536,005        $         677,459
    Foreign tax credits                                 137,765                  116,829
    Uncollectible reinsurance                            28,297                   24,413
    Net operating loss carry forward                    500,916                  164,993
    Other                                               199,689                  305,647
    Unrealized depreciation on investments                    -                   12,557
                                              -----------------        -----------------

    Total deferred tax assets                        1,402,672                1,301,898
                                              -----------------        -----------------

Deferred tax liabilities
    Deferred policy acquisition costs                   62,080                   87,691
    Unrealized appreciation on investments              25,861                        -
    Other                                               32,064                  164,699
                                              -----------------        -----------------
    Total deferred tax liabilities                     120,005                  252,390
                                              -----------------        -----------------

Valuation allowance                                     138,406                  133,324
                                              -----------------        -----------------
Net deferred tax asset                        $       1,144,261        $         916,184
                                              =================        =================


14.  Statutory financial information

The Company's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. Statutory capital and surplus of the Bermuda subsidiaries was $2.7 billion, $2.2 billion and $2.8 billion at December 31, 2000 and 1999, and September 30, 1998, and statutory net income was $364 million, $373 million and $592 million for the years ended December 31, 2000 and 1999, and the year ended September 30, 1998, respectively.

There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

The Company's U.S. subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory accounting differs from generally accepted accounting policies in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes and certain other items. Combined statutory surplus of the Company's U.S. subsidiaries was $1.9 billion, $2.2 billion and $252 million at December 31, 2000 and 1999, and September 30, 1998, respectively. The combined statutory net loss of these operations was $12 million, $277 million and $98 million for the years ended December 31, 2000 and 1999, and the nine months ended September 30, 1998, respectively.

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

                           ACE LIMITED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. All states and Puerto Rico have adopted the Codification guidance, effective January 1, 2001.

15.  Condensed unaudited quarterly financial data

2000                               Quarter Ended              Quarter Ended           Quarter Ended            Quarter Ended
----
                                  March 31, 2000              June 30, 2000        September 30, 2000        December 31, 2000
                             ----------------------------------------------------------------------------------------------------
                                                     (in thousands of U.S. dollars, except per share data)
Net premiums earned            $          1,104,806       $          1,167,836    $          1,174,782     $          1,087,339
Net investment income                       182,935                    181,029                 197,584                  209,307
Net realized gains (losses)
 on investments                              56,740                    (30,044)                (12,797)                 (52,860)
                                  -----------------          -----------------       -----------------        -----------------

Total revenues                 $          1,344,481       $          1,318,821    $          1,359,569     $          1,243,786
                                  =================          =================       =================        =================

Losses and loss expenses       $            715,483       $            768,111    $            772,887     $            679,584
                                  =================          =================       =================        =================

Net income                     $            174,513       $            113,928    $            140,753     $            113,788
                                  =================          =================       =================        =================

Basic earnings per share       $               0.80       $               0.50    $               0.60     $               0.46
                                  =================          =================       =================        =================

Diluted earnings per share     $               0.80       $               0.49    $               0.58     $               0.44
                                  =================          =================       =================        =================

1999                                Quarter Ended                Quarter Ended             Quarter Ended            Quarter Ended
----
                                   March 31, 1999                June 30, 1999           September 30, 1999       December 31, 1999
                             -------------------------------------------------------------------------------------------------------
                                                         (in thousands of U.S. dollars, except per share data)
Net premiums earned            $            285,267        $             300,271      $             952,951    $           947,248
Net investment income                        86,484                       84,794                    163,060                158,999
Net realized gains (losses)
   on investments                            17,254                       25,307                    (58,493)                53,848
                                 ------------------           ------------------          -----------------      -----------------

Total revenues                 $            389,005        $             410,372      $           1,057,518    $         1,160,095
                                 ==================           ==================          =================      =================

Losses and loss expenses       $            156,881        $             255,471      $             632,910    $           594,281
                                 ==================           ==================          =================      =================

Net income                     $            129,019        $              69,122      $              14,793     $          152,029
                                 ==================           ==================          =================      =================

Basic earnings per share       $               0.67        $                0.36      $                0.08     $             0.78
                                 ==================           ==================          =================      =================

Diluted earnings per share     $               0.65        $                0.35      $                0.08     $             0.78
                                 ==================           ==================          =================      =================

16.  Summarized financial information

The following is consolidated summarized financial information for ACE INA and ACE Financial Services, Inc., both wholly owned subsidiaries of the Company.

     ------------------------------------------------------------------------------------------------------------
                                               Selected Financial Data
                                                        ACE INA
                                            (in thousands of U.S. dollars)

     ------------------------------------------------------------------------------------------------------------
                                                                     December 31               December 31
                                                                        2000                      1999
                                                                        ----                      ----
            Selected Statement of Operations Data(1)
                Total revenues                                       $ 2,985,457               $ 1,629,369
                Net income                                                50,878                    24,426
            Selected Balance Sheet Data
                Total investments and cash                           $ 7,267,343               $ 7,710,202
                Total assets                                          22,758,178                22,553,446
                Unpaid losses and loss expenses                       14,100,022                13,762,062
                Total shareholders' equity                             1,360,663                 1,142,520

            (1) 1999 balances reflect data since date of acquisition
     ------------------------------------------------------------------------------------------------------------


     ------------------------------------------------------------------------------------------------------------
                                               Selected Financial Data
                                              ACE Financial Services,Inc.
                                            (in thousands of U.S. dollars)

     ------------------------------------------------------------------------------------------------------------
                                                                     December 31               December 31
                                                                        2000                      1999
                                                                        ----                      ----
            Selected Statement of Operations Data
                Total revenues                                       $     78,153             $          -
                Net income (loss)                                            (261)                       -
            Selected Balance Sheet Data
                Total investments and cash                           $  1,071,181             $  1,158,243
                Total assets                                            1,414,311                1,483,781
                Unpaid losses and loss expenses                           246,174                  168,698
                Total shareholders' equity                                620,703                  588,389
     ------------------------------------------------------------------------------------------------------------

Separate financial statements of ACE INA and ACE Financial Services have not been presented as management has determined that such information is not material to holders of ACE INA's or ACE Financial Services' debt securities.

17.  Segment information

ACE's operations are organized into the following segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International, ACE Financial Services and other. Each of these segments operates as an autonomous unit and is managed by a Chief Executive Officer ("CEO") who reports to the CEO of ACE, the chief operating decision maker in the group.

ACE Bermuda, which primarily encompasses the ACE Bermuda Insurance group of companies, primarily provides property and casualty insurance coverage, including excess liability insurance, professional lines liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products, to a diverse group of industrial, commercial and other enterprises.

ACE Global Markets primarily encompasses the Company's operations in the Lloyd's market. ACE Global Markets provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Lloyd's managing agencies which are owned by the Company. These managing agencies receive fees and profit commissions in respect of the underwriting and administrative services they provide to the syndicates they manage.

                           ACE LIMITED SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


ACE Global Reinsurance, which primarily comprises operations of ACE Tempest Re, provides catastrophe reinsurance worldwide to insurers of commercial and personal property. ACE Tempest Re's property catastrophe reinsurance contracts cover unpredictable natural or man-made disasters, such as hurricanes, windstorms, hail storms, earthquakes, volcanic eruptions, conflagrations, freezes, floods, fires and explosions. The predominant exposure under such coverage is property damage.

ACE USA primarily comprises the domestic U.S. operations of ACE INA, which were acquired on July 2, 1999, and the operations of ACE US Holdings, which were acquired on January 2, 1998. These operations provide specialty property and casualty products and services including: aerospace, diversified products, marine, professional risk services, property, special risk, U.S. International, warranty, Westchester Specialty, Brandywine and "other" operations.

ACE International primarily comprises the international operations of ACE INA, which were acquired on July 2, 1999. ACE International provides property and casualty insurance to individuals, mid-sized firms and large commercial clients. In addition, ACE International provides customized and comprehensive insurance policies and services to multinational firms and their cross-boarder subsidiaries. Major lines of business underwritten by ACE International include accident and health, fire, marine, casualty, auto, energy and technology insurance. ACE International operates in almost 50 countries and is organized into four geographic locations: ACE Europe, ACE Far East, ACE Asia Pacific, and ACE Latin America. Each region reports to the CEO of ACE International.

ACE Financial Services is primarily comprised of the Capital Re companies acquired on December 30, 1999. ACE Financial Services provides value-added reinsurance products in several specialty insurance markets. ACE Financial Services has two principal divisions: financial guaranty and financial risks. The financial guaranty division is composed of municipal and non-municipal financial guaranty reinsurance and credit default swaps. Financial guaranty insurance is a type of credit enhancement, which is regulated under the insurance laws of various jurisdictions. The insurance provides an unconditional and irrevocable guaranty, which indemnifies the insured debt obligation. The financial risks division is composed of mortgage guaranty reinsurance, trade credit reinsurance, title reinsurance and financial solutions. As ACE Financial Services was acquired on December 30, 1999, the Company has not reflected any operations from this segment during 1999.

The "other" segment includes the operations of ACE Limited, certain unallocated amounts in ACE INA Holdings including interest income, interest expense and amortization of goodwill, and certain eliminations required to reconcile the segment data to the consolidated statement of operations.

a) The following tables summarize the operations by segment for the years ended December 31, 2000 and 1999, the three months ended December 31, 1998, and the year ended September 30, 1998.

b) For segment reporting purposes, certain items have been presented in a different manner than in the consolidated financial statements. For segment reporting purposes, items considered non-recurring in nature have been aggregated and shown separately net of related taxes, and net realized gains (losses) have been presented net of related taxes.

--------------------------------------------------------------------------------
                      Supplemental Information by Segment
                     For the year ended December 31, 2000
                        (in thousands of U.S. dollars)
--------------------------------------------------------------------------------

                                                           ACE                                     ACE
                                  ACE     ACE Global      Global        ACE          ACE        Financial                    ACE
                                Bermuda     Markets    Reinsurance      USA     International   Services     Other(1)   Consolidated
                                -------     -------    -----------      ---     -------------   --------     --------   ------------
Operations Data:
Gross premiums written       $   597,865  $1,063,918   $  190,771   $ 3,380,343  $ 2,027,285  $   326,589  $        -   $ 7,586,771
Net premiums written             512,310     772,021      157,489     1,707,623    1,418,661      311,250           -     4,879,354
Net premiums earned              486,984     619,329      141,337     1,619,025    1,385,557      282,531           -     4,534,763
Losses and loss expenses         361,855     354,123       17,954     1,192,881      826,210      183,042           -     2,936,065
Policy acquisition costs          20,630     164,738       25,192       160,956      235,847       43,378           -       650,741
Administrative expenses           29,933      69,384       10,284       253,946      285,090       32,839      61,215       742,691
                             ------------------------------------------------------------------------------------------------------
Underwriting income (loss)        74,566      31,084       87,907        11,242       38,410       23,272     (61,215)      205,266
Net investment income            149,781      36,636       60,281       341,361       92,477       96,591      (6,272)      770,855
Amortization of goodwill            (883)      3,968       14,010           540            -        4,205      56,980        78,820
Interest expense                   1,643       4,980            -        38,333            -       13,361     163,133       221,450
Income tax expense (benefit)       2,459      17,481         (173)       98,288       20,067       20,626     (64,841)       93,907
                             ------------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses)        221,128      41,291      134,351       215,442      110,820       81,671    (222,759)      581,944
Net realized gains (losses)
  (net of income tax)              1,344      (1,495)     (38,161)      (22,633)      18,221        5,440      (1,678)      (38,962)
                             ------------------------------------------------------------------------------------------------------
Net income (loss)            $   222,472  $   39,796   $   96,190   $   192,809  $   129,041  $    87,111  $ (224,437)  $   542,982
                             ------------------------------------------------------------------------------------------------------
Total Assets                 $ 3,133,117  $1,962,401   $1,324,641   $16,438,562  $ 3,846,345  $ 2,254,260  $2,730,200   $31,689,526
                             ------------------------------------------------------------------------------------------------------

================================================================================

(1) ACE Limited, ACE INA Holdings and intercompany eliminations

                         ACE LIMITED AND SUBSIDIARIES

--------------------------------------------------------------------------------
                      Supplemental Information by Segment
                     For the year ended December 31, 1999
                        (in thousands of U.S. dollars)
--------------------------------------------------------------------------------

                                                                       ACE
                                      ACE       ACE Global       Global         ACE           ACE                        ACE
                                    Bermuda       Markets     Reinsurance       USA      International    Other(1)   Consolidated
                                    -------       -------     -----------       ---      -------------    ------     ------------
Operations Data:
Gross premiums written             $  553,365    $  634,689   $  182,267     $ 1,566,584  $  932,252   $        -       $ 3,869,157
Net premiums written                  428,953       438,769      145,673         796,892     685,061            -         2,495,348
Net premiums earned                   510,013       363,887      140,094         748,635     723,108            -         2,485,737
Losses and loss expenses              390,385       205,811       96,935         533,275     413,137            -         1,639,543
Policy acquisition costs               14,862        94,419       20,809          68,993     138,993            -           338,076
Administrative expenses                38,233        54,636       11,927         176,524     152,165       51,071           484,556
                                  -------------------------------------------------------------------------------------------------
Underwriting income (loss)             66,533         9,021       10,423         (30,157)     18,813      (51,071)           23,562
Net investment income                 174,647        28,489       60,015         188,688      40,664          834           493,337
Amortization of goodwill                 (834)        4,204       14,011             469           -       27,500            45,350
Interest expense                        4,705         3,944            -          34,563           -       61,926           105,138
Income tax expense (benefit)            2,129         6,006            -          34,693      20,199      (26,403)           36,624
                                  -------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses) and
  non-recurring expenses              235,180        23,356       56,427          88,806      39,278     (113,260)          329,787
Non-recurring expenses
  (net of income tax)                       -             -            -          (3,900)     (3,042)           -            (6,942)
                                  -------------------------------------------------------------------------------------------------
Income (loss) excluding
  net realized gains (losses)         235,180        23,356       56,427          84,906      36,236     (113,260)          322,845
Net realized gains (losses)
  (net of income tax)                  63,752        (4,373)      (3,771)         (3,529)       (608)      (9,353)           42,118
                                  -------------------------------------------------------------------------------------------------
Net income (loss)                  $  298,932    $   18,983   $   52,656     $    81,377  $   35,628   $ (122,613)      $   364,963
                                  =================================================================================================

Total Assets                       $2,867,138    $1,521,535   $1,328,687     $16,240,045  $3,904,755   $4,260,728(2)    $30,122,888
                                  =================================================================================================

================================================================================

(1) ACE Limited, ACE INA Holdings and intercompany eliminations


(2) Includes ACE Financial Services assets of $1,483,781

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Supplemental Information by Segment
                                            For the three months ended December 31, 1998
                                                   (in thousands of U.S. dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ACE
                                         ACE         ACE Global       Global          ACE(1)                            ACE
                                       Bermuda         Markets      Reinsurance        USA          Other(2)      Consolidated
                                       -------         -------      -----------        ---          -----         ------------
Operations Data:
Gross premiums written             $   124,836       $    87,891   $     6,425    $    34,916       $        -    $   254,068
Net premiums written                    89,525            39,723         3,318         21,537                -        154,103
Net premiums earned                     84,337            65,059        46,676         21,935                -        218,007
Losses and loss expenses                24,401            36,131        36,967         13,670                -        111,169
Policy acquisition costs                 4,462            18,266         5,549           (465)               -         27,812
Administrative expenses                  9,228             8,509         3,299          8,994           11,188         41,218
                                  -------------------------------------------------------------------------------------------------
Underwriting income (loss)              46,246             2,153           861           (264)         (11,188)        37,808
Net investment income                   47,920             7,291        15,762         13,270              852         85,095
Amortization of goodwill                  (209)            1,048         3,528             68                -          4,435
Interest expense (income)                  107             1,301             -          6,178           (2,845)         4,741
Income tax expense                         307             2,530             -          2,505                -          5,342
                                  -------------------------------------------------------------------------------------------------
Income (loss) excluding
  net realized gains (losses)           93,961             4,565        13,095          4,255           (7,491)       108,385

Net realized gains (losses)
  (net of income tax)                  130,483               432        (1,246)           489               (4)       130,154
                                  -------------------------------------------------------------------------------------------------
Net income (loss)                  $   224,444       $     4,997  $     11,849   $      4,744      $    (7,495)   $   238,539
                                  =================================================================================================
Total Assets                       $ 3,828,757       $ 1,144,402  $  1,634,776   $  1,822,439      $   403,931    $ 8,834,305
                                  =================================================================================================
===================================================================================================================================

(1)  Prior to acquisition of ACE INA

(2)  ACE Limited and intercompany eliminations

                         ACE LIMITED AND SUBSIDIARIES

--------------------------------------------------------------------------------
                      Supplemental Information by Segment
                     For the year ended September 30, 1998
                        (in thousands of U.S. dollars)
--------------------------------------------------------------------------------

                                                                           ACE
                                              ACE        ACE Global       Global          ACE(1)                          ACE
                                            Bermuda        Markets     Reinsurance         USA          Other(2)      Consolidated
                                            -------        -------     -----------         ---          ------        ------------
Operations Data:
Gross premiums written                  $   520,018     $   437,809   $   124,129    $    160,203    $         -     $  1,242,159
Net premiums written                        395,331         315,832        93,583          78,529              -          883,275
Net premiums earned                         388,812         282,076       154,871          70,846              -          896,605
Losses and loss expenses                    294,963         144,991        34,146          42,792              -          516,892
Policy acquisition costs                     26,676          62,540        16,154             284              -          105,654
Administrative expenses                      31,263          24,043        11,012          23,419         28,603          118,340
                                        -------------------------------------------------------------------------------------------
Underwriting income (loss)                   35,910          50,502        93,559           4,351        (28,603)         155,719
Net investment income                       210,936          19,502        53,029          40,245            542          324,254
Amortization of goodwill                       (834)          4,042         9,538              88              -           12,834
Interest expense                              1,021           4,782             -          11,536              -           17,339
Income tax expense                              794          19,007             -          11,555              -           31,356
                                        -------------------------------------------------------------------------------------------
Income (loss) excluding net realized
  gains and non-recurring expenses          245,865          42,173       137,050          21,417        (28,061)         418,444
Non-recurring expenses (net of
  income tax)                                     -         (32,166)            -               -        (14,512)         (46,678)
                                        -------------------------------------------------------------------------------------------
Income (loss) excluding net realized
  gains                                     245,865          10,007       137,050          21,417        (42,573)         371,766
Net realized gains (net of income tax)      183,745           1,302         3,224             114              -          188,385
                                        -------------------------------------------------------------------------------------------
Net income  (loss)                      $   429,610     $    11,309   $   140,274    $     21,531    $   (42,573)    $    560,151
                                        ===========================================================================================

Total Assets                            $ 4,041,442     $ 1,142,758   $ 1,671,874    $  1,833,407    $    99,272     $  8,788,753
                                        ===========================================================================================

================================================================================

(1) Prior to acquisition of ACE INA

(2) ACE Limited and intercompany eliminations

c. The following table summarizes the Company's gross premiums written by geographic region. Allocations have been made on the basis of location of risk.

    -------------------------------------------------------------------------------------------------------------
          Year        North                    Australia &        Asia
         Ended       America       Europe      New Zealand       Pacific       Latin America         Other
    -------------------------------------------------------------------------------------------------------------
         2000          60%          18%            2%              9%                4%                7%
    -------------------------------------------------------------------------------------------------------------
         1999          59%          18%            4%              9%                3%                7%
    -------------------------------------------------------------------------------------------------------------
         1998          79%           9%            5%              4%                -                 3%
    -------------------------------------------------------------------------------------------------------------

18.  Discontinued Operations

In accordance with Emerging Issues Task Force ("EITF") 87-11, "Allocation of Purchase Price to Assets to Be Sold," and EITF 90-6, "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to Be Sold," the Company had presented Commercial Insurance Services ("CIS"), a division of ACE INA, as a discontinued operation at December 31, 1999. The Company planned, as part of its July 2, 1999, ACE INA Acquisition, to dispose of the CIS operations. Following the July 2, 1999, acquisition, the Company sold the renewal rights for all of its CIS business going forward and planned to sell the assets and liabilities pertaining to the historical book of business as well as the in-force book of business which it still owned.

In accordance with EITF 87-11, the Company recorded a net liability as of July 2, 1999, of approximately $170 million, which was recorded in accounts payable, accrued expenses and other liabilities. At that time, the Company reduced the consolidated balance sheet for all items that pertained specifically to CIS, together with the estimated proceeds on sale and estimated operating results over the twelve months from July 2, 1999, through July 1, 2000, into the $170 million net liability.

As the CIS business was not sold within the allotted time period, the Company was required, as of July 2, 2000, to record the CIS balance sheet into its constituent parts in the balance sheet and to record any resulting income or loss from that book of business in its statement of operations prospectively from July 2, 2000. The results of the CIS operations during the six months ended December 31, 2000, and the component balance sheet accounts are reflected in the ACE USA segment.