Form 10-K, Exhibit 13
period 2001-12-31
ACE LTD
filed 2002-03-18
CIK 896159

ACE Limited Selected Financial Data

                                                                                                For the three
                                                                   For the years                months ended      For the years
                                                                 ended December 31,             December 31,     ended September 30,
(in thousands of U.S. dollars, except                     ---------------------------------     ------------   ---------------------
  share, per share data, and selected data)                2001         2000           1999          1998          1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Operations data:
Net premiums earned
Property and casualty premiums                       $5,510,897   $4,534,763     $2,485,737      $218,007      $894,303     $805,372
Life and annuity premiums                               406,280           --             --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
                                                      5,917,177    4,534,763      2,485,737       218,007       894,303      805,372
Net investment income                                   785,869      770,855        493,337        85,095       324,254      253,440
Net realized gains (losses) on investments              (58,359)     (38,961)        37,916       130,154       188,385      127,702
Losses and loss expenses                              4,552,456    2,936,065      1,639,543       111,169       516,892      486,140
Life and annuity benefits                               401,229           --             --            --            --           --
Policy acquisition costs and administrative expenses  1,614,667    1,393,432        833,312        69,030       271,566      153,486
Amortization of goodwill                                 79,571       78,820         45,350         4,435        12,834        7,325
Interest expense                                        199,182      221,450        105,138         4,741        25,459       11,657
Income tax expense (benefit)                            (78,674)      93,908         28,684         5,342        20,040       25,181
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of adopting
  a new accounting standard                            (123,744)     542,982        364,963       238,539       560,151      502,725
Cumulative effect of adopting a new accounting
  standard (net of income tax)                          (22,670)          --             --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      (146,414)     542,982        364,963       238,539       560,151      502,725
Dividends on FELINE PRIDES                               25,594       18,391             --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to holders of
Ordinary Shares                                      $ (172,008)  $  524,591     $  364,963      $238,539      $560,151     $502,725
====================================================================================================================================
Diluted earnings (loss) per share before cumulative
  effect of adopting a new accounting standard       $    (0.64)  $     2.31     $     1.85      $   1.21      $   2.96     $   2.69
====================================================================================================================================
Diluted earnings (loss) per share/(1)/               $    (0.74)  $     2.31     $     1.85      $   1.21      $   2.96     $   2.69
====================================================================================================================================

/(1)/ Diluted earnings (loss) per share is calculated by dividing net income
      (loss) available to holders of Ordinary Shares by weighted average shares outstanding - diluted.


                                                                                     For the three
                                                                                      months ended
                                                For the years ended December 31,      December 31, For the years ended September 30,
(in thousands of U.S. dollars, except       ----------------------------------------- ------------ ---------------------------------
share, per share, and selected data)                2001           2000          1999         1998             1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet data (at end of period)
Total investments and cash                  $ 15,935,913   $ 13,762,324  $ 12,875,535 $  6,214,900    $  6,201,074     $  4,787,916
Total assets                                  37,186,764     31,689,526    30,122,888    8,834,305       8,788,753        5,647,596
Net unpaid losses and loss expenses           10,339,014      9,330,950     8,908,817    2,577,805       2,678,341        2,006,873
Net future policy benefits for life
   and annuity contracts                         377,395              -             -            -               -                -
Mezzanine equity                                 311,050        311,050             -            -               -                -
Shareholders' equity                           6,106,707      5,420,211     4,450,560    3,909,577       3,714,270        2,785,155
Diluted book value per share                $      23.59   $      23.25  $      20.28 $      20.19    $      19.14     $      15.40
Selected data
Loss and loss expense ratio/(2)/                    82.6%          64.7%         66.0%        51.0%           57.8%            60.4%
Underwriting and administrative
expense ratio/(3)/                                  29.1%          30.8%         33.5%        31.7%           30.4%            19.0%
------------------------------------------------------------------------------------------------------------------------------------
Combined ratio/(4)/                                111.7%          95.5%         99.5%        82.7%           88.2%            79.4%
====================================================================================================================================
Net loss reserves to capital and
surplus ratio/(5)/                                 175.5%         172.2%        200.2%        65.9%           72.1%            72.1%
Weighted average shares
outstanding-diluted                          233,799,588    227,418,430   197,626,354  197,349,356     189,281,175      186,809,023
Cash dividends per share                    $       0.58   $       0.50  $       0.42 $       0.09    $       0.34     $       0.27
====================================================================================================================================

/(2)/ The loss and loss expense ratio is calculated by dividing the losses and loss expenses by property and casualty net premiums earned.

/(3)/ The underwriting and administrative expense ratio is calculated by dividing the policy acquisition costs and administrative expenses by property and casualty net premiums earned.

/(4)/ The combined ratio is the sum of the loss and loss expense ratio and the underwriting and administrative expense ratio.

/(5)/ The net loss reserves to capital and surplus ratio is calculated by dividing the net unpaid losses and loss expenses by shareholders' equity.

The above table sets forth selected consolidated financial data of the Company as of and for the years ended December 31, 2001, 2000 and 1999, the three months ended December 31, 1998, and for each of the years in the two-year period ended September 30, 1998. These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition," presented on pages 54 to 102 and 32 to 53 respectively, of this annual report. On July 2, 1999, the Company changed its fiscal year end from September 30 to December 31. This change was implemented retroactively to December 31, 1998, so that the 1999 fiscal year is for the twelve-month period ended December 31, 1999.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Management's Discussion and Analysis of Results of Operations and Financial Condition is a discussion of ACE's results of operations, financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and related notes, presented on pages 52 to 100 of this annual report.

Safe Harbor Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of ACE may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere herein and in other documents we file with the Securities and Exchange Commission) include, but are not limited to: (i) the impact of the September 11th tragedy and its aftermath on ACE's insureds and reinsureds, on the insurance and reinsurance industry and on the economy in general, and uncertainties relating to governmental responses to the tragedy; (ii) the ability to collect reinsurance recoverables and any delays with respect thereto;
(iii) the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding our estimates; (iv) the uncertainties of the loss reserving process, including the difficulties associated with assessing environmental damage and latent injuries; (v) uncertainties relating to government and regulatory policies such as subjecting ACE to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations and other legal, regulatory and legislative developments; (vi) the actual amount of new and renewal business and market acceptance of our products; (vii) risks associated with the introduction of new products and services; (viii) the competitive environment in which we operate, related trends and associated pricing pressures, market perception, and developments; (ix) actions that rating agencies may take from time to time; (x) developments in global financial markets, which could affect our investment portfolio and financing plans; (xi) changing rates of inflation and other economic conditions; (xii) losses due to foreign currency exchange rate fluctuations; (xiii) loss of the services of any of our executive officers without suitable replacements being recruited in a reasonable timeframe; (xiv) the ability of technology to perform as anticipated;
(xv) the amount of dividends received from subsidiaries, and (xvi) management's response to these factors. The words "believe", "anticipate", "estimate", "project", "should", "plan", "expect", "intend", "hope", "will likely result", or "will continue," variations thereof and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

General

ACE, through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds worldwide. We currently operate through six business segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance (includes both property and casualty reinsurance business and life reinsurance business), ACE USA, ACE International and ACE Financial Services. Our segments are structured on a geographic basis. Following recent management changes we are reassessing the manner in which we present our segments.

During 1999, we made two substantial acquisitions that were accounted for under the purchase method of accounting, which requires that income from the acquired company only be included in our results from the date of acquisition. These acquisitions are described below.

On July 2, 1999, we acquired CIGNA Corporation's ("CIGNA") domestic property and casualty insurance operations including its run-off business and also its international property and casualty insurance companies and branches, including most of the accident and health businesses written through those companies for $3.45 billion in cash (the "ACE INA Acquisition"). We made this acquisition through our U.S. holding company, ACE INA Holdings, Inc. ("ACE INA"). ACE INA's results are included in our results from July 2, 1999.

On December 30, 1999, we acquired Capital Re Corporation, which is engaged in the financial guaranty reinsurance business. Following the acquisition, Capital Re Corporation was renamed ACE Financial Services. Under the terms of the acquisition agreement, we paid $110.3 million in cash and issued approximately
20.8 million ACE Ordinary Shares. ACE Financial Services' results are included in our results from January 1, 2000.

We expect to continue evaluating potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, we evaluate potential acquisitions of other companies and businesses and hold discussions with potential acquisition candidates. As a general rule, we publicly announce such acquisitions only after a definitive agreement has been reached.

Through ACE Global Markets, we provide funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicate 2488 managed by the Lloyd's managing agencies that we own. Syndicate 2488 is the largest syndicate in Lloyd's and its 2002 capacity of (Pound)900 million represents 7 percent of the total Lloyd's capacity for 2002. We increased our percentage participation in syndicate 2488 from 90 percent for the 2001 year of account to 99.6 percent for the 2002 year of account and expect to own 100 percent for the 2003 year of account. We have increased our participation in the Lloyd's syndicates we manage each year since we started participating in the Lloyd's market in 1996.

In January 2002, the Council of Lloyd's, the market's ruling body, put forward a proposal for radical reforms designed to modernize the Lloyd's insurance market. The proposal is subject to discussion with businesses and representative bodies in Lloyd's. Following consultation in the Lloyd's market, the proposal should be voted on later in 2002. Key reforms proposed include, replacing the existing regulatory and market boards and committees with a single franchise board, replacing the current three-year accounting system with more conventional GAAP accounting, changing the way Names participate in the market, and ending unlimited liability. While we endorse the proposed changes at Lloyd's, any changes made to the three-year accounting model would not impact our reported results as we currently report our Lloyd's operations using U.S. GAAP.

We write loss portfolio transfer contracts ("LPTs"), which indemnify ceding companies for events that have occurred in prior years. These contracts, which meet the established criteria for reinsurance accounting, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses. These contracts, when written, can cause significant variances in gross premiums written, net premiums written, net premiums earned, net incurred losses, as well as the loss and loss expense ratio and underwriting and administrative expense ratio. At the time an LPT is written, we make certain assumptions with respect to the ultimate amount and timing of payments in order to establish loss and loss expense reserves. As with most loss reserves, the actual amount and timing of payments may result in losses and loss expenses which are significantly greater or less than the reserves initially provided.

September 11th 2001 Tragedy

The terrorist attacks on September 11, 2001 ("the September 11th tragedy") resulted in the largest insured loss in history and had a substantial impact on our results. We believe that our current estimate for September 11, 2001 claims is reasonable and accurate based on information currently available. We continue to evaluate our total potential liability based upon individual insurance and reinsurance policy language, legal and factual developments in underlying matters involving its insureds, as well as legislative developments in the U.S. involving the terrorist attack. If our current assessments of future developments are proved wrong, the financial impact of any of them, singularly or in the aggregate, could be material. For example, business interruption insurance claims could materialize in the future with greater frequency than we have anticipated or provided for in our estimates, or, insureds that we expect will not be held responsible for injuries resulting from the attack, are ultimately found to be responsible at a financial level that impacts our insurance or reinsurance policies.

Detailed below is an analysis, by operating segment, of the impact of the September 11th tragedy on our statement of operations recorded in the quarter ended September 30, 2001. This analysis includes the effects of intercompany reinsurance transactions. As noted, our net income was reduced by $559 million on an after tax basis. In estimating the impact of the tragedy on us, premium payments required for us to reinstate reinsurance policies with third parties have been accrued. Premiums from insureds required to reinstate their insurance or reinsurance coverage with us have not been accrued in the estimate. The premiums accrued in ACE Bermuda represent additional premiums due under the terms of certain financial solutions reinsurance programs directly impacted by the tragedy. These amounts have not changed substantively since they were reported in the third quarter.



---------------------------------------------------------------------------------------------------------
Impact of September 11, 2001 Tragedy
Year ended December 31, 2001
                                               ACE          ACE
                                    ACE     Global       Global      ACE               ACE           ACE
(in millions of  U.S. dollars)  Bermuda    Markets  Reinsurance      USA     International  Consolidated
---------------------------------------------------------------------------------------------------------
Operations Data:
Gross premiums written            $ 142      $ (20)       $   -     $  -              $  -         $ 122
Net premiums written                139        (66)           2      (18)               (5)           52
Net premiums earned                 100        (66)           3      (18)               (5)           14
Losses and loss expenses            342        140          122       28                18           650
Policy acquisition costs              -          -            1        -                 -             1
---------------------------------------------------------------------------------------------------------
Underwriting income                (242)      (206)        (120)     (46)              (23)         (637)
Income tax benefit                    -        (62)           -      (16)                -           (78)
---------------------------------------------------------------------------------------------------------
Net loss                          $(242)     $(144)       $(120)    $(30)             $(23)        $(559)
=========================================================================================================

Prior to the September 11th tragedy, we were operating in an environment where insurance and reinsurance rates were increasing. As a result of the tragedy, changes in the insurance and reinsurance industry have accelerated. Prices are increasing, available capacity has reduced, and coverage along with policy terms and conditions are changing. Changes in industry conditions will be discussed where relevant in the segment discussions.

In line with the industry, we are experiencing price increases in most lines of business. In certain areas, at times, we are reducing the gross capacity we offer to insureds as reinsurance prices increase and available capacity reduces. We are also assessing the amount of gross and net capacity offered in lines of business where price increases have not been commensurate with our assessment of risk. However, we expect to continue to increase our net retention in other areas. In addition, we are assessing our exposure to terrorism related risks and, where considered necessary, have and will continue to take steps to reduce or eliminate these risks from our insurance portfolios.

--------------------------------------------------------------------------------
Results of Operations
Years ended December 31,

(in millions of U.S. dollars)                           2001      2000     1999
--------------------------------------------------------------------------------
Income (loss) excluding net realized
  gains (losses) on investments,
  non-recurring expenses and cumulative
  effect of adopting new
  accounting standard                                  $ (69)     $582     $330
Net realized gains (loss) on investments
  (net of income tax)                                    (50)      (39)      42
Non-recurring expenses (net of income tax)                (4)        -       (7)
--------------------------------------------------------------------------------
Income (loss) excluding cumulative effect of adopting
  a new accounting standard                             (123)      543      365
Cumulative effect of adopting a new
  accounting standard (net of income tax)                (23)        -        -
--------------------------------------------------------------------------------
Net income (loss)                                      $(146)     $543     $365
================================================================================

In 2001, we reported a net loss excluding net realized gains (losses) on investment, non-recurring expenses and the cumulative effect of adopting a new accounting standard of $69 million compared with income of $582 million in 2000. Of the $651 million decrease, $559 million is a result of the September 11th tragedy and $130 million relates to additional loss charges in the fourth quarter, primarily in our international operations discussed later. We also incurred non-recurring expenses of $4 million (net of income tax) during the second quarter relating to a contractual obligation due to a departing employee.

We had net realized losses on investments (net of income tax) of $50 million in 2001 primarily due to losses on financial futures and option contracts, the write-down of certain other investments and the ongoing fair value adjustments on derivatives. As discussed later in this report, we implemented FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on January 1, 2001, which required that all derivatives be measured at fair value and recognized as either assets or liabilities in our consolidated balance sheet. We recorded an expense in the first quarter of 2001 relating to the cumulative effect of adopting this standard of $23 million, net of income tax of $12 million. The cumulative effect of adopting this standard primarily related to market value adjustments on the credit default swap portfolio held by ACE Financial Services.

In 2000, income excluding net realized gains (losses) on investments and non-recurring expenses increased by 76 percent to $582 million compared with $330 million in 1999. Approximately $100 million of the increase was caused by the inclusion of the results of ACE INA for a full year in 2000 compared with six months of results in 1999. ACE INA also reported better results in 2000 compared with 1999. The 2000 year also includes $82 million of income excluding net realized gains (losses) on investments from ACE Financial Services which was acquired on December 30, 1999. Our 2000 results also reflect the fact that catastrophe losses in ACE Global Reinsurance were $78 million lower in 2000 compared with 1999.

-------------------------------------------------------------------------------
Premiums
Years ended December 31,

                                       Percentage           Percentage
(in millions of U.S. dollars)    2001      Change     2000      Change     1999
-------------------------------------------------------------------------------
Gross premiums written:
ACE Bermuda                   $ 1,145          92%  $  598           8%  $  553
ACE Global Markets              1,300          22    1,064          68      635
ACE Global Reinsurance            740         288      191           5      182
ACE USA                         4,428          31    3,380         116    1,567
ACE International               2,260          11    2,027         117      932
ACE Financial Services            292         (11)     327           -        -
-------------------------------------------------------------------------------
Consolidated                  $10,165          34%  $7,587          96%  $3,869
===============================================================================
Net premiums written:
ACE Bermuda                   $ 1,061         107%  $  512          19%  $  429
ACE Global Markets                766          (1)     772          76      439
ACE Global Reinsurance            694         341      157           8      145
ACE USA                         2,047          20    1,708         114      797
ACE International               1,512           7    1,419         107      685
ACE Financial Services            284          (9)     311           -        -
-------------------------------------------------------------------------------
Consolidated                  $ 6,364          30%  $4,879          96%  $2,495
===============================================================================
Net premiums earned:
ACE Bermuda                   $   945          94%  $  487          (5)% $  510
ACE Global Markets                624           1      619          70      364
ACE Global Reinsurance            662         368      141           1      140
ACE USA                         1,892          17    1,619         116      749
ACE International               1,442           4    1,386          92      723
ACE Financial Services            352          25      283           -        -
-------------------------------------------------------------------------------
Consolidated                  $ 5,917          30%  $4,535          82%  $2,486
===============================================================================

Premiums: Gross premiums written increased by 34 percent to $10.2 billion in 2001. We experienced steady growth in gross premiums written during 2001 due to new business opportunities as well as price increases on renewing business. In addition, in 2001 financial solutions generated $582 million more gross premiums written than in 2000 and ACE Global Re's life reinsurance business generated $414 million in gross premiums written in its first full year of operation.

Net premiums written, which reflect the premiums we retain after purchasing reinsurance protection, increased by 30 percent to $6.4 billion in 2001 due to the increase in gross premiums written. Net premiums written did not increase at the same rate as gross premiums written as some of our growth in premiums came from more heavily ceded business at ACE USA and ACE Global Markets where additional reinsurance was purchased following the September 11th tragedy. Net premiums earned, which reflect the portion of net premiums written recorded as revenues for the year, also increased by 30 percent in 2001 compared with 2000.

Gross premiums written in 2000 increased by 96 percent to $7.6 billion compared with $3.9 billion in 1999. This increase resulted from several factors including the upturn in the business cycle for the insurance and reinsurance markets. However, the primary reasons for the increase were the inclusion of ACE INA premiums for the full year in 2000 compared with six months in 1999, the increase in our participation in Lloyd's and the inclusion of ACE Financial Services in 2000.

ACE Bermuda: Gross premiums written in 2001 increased by 92 percent to $1.1 billion compared with 2000. The increase is due primarily to the financial solutions line of business that has shown significant growth augmented by additional premiums on policies in force arising from the September 11th tragedy. In 2001, financial solutions wrote $868 million of premiums compared with $286 million in 2000. Included in the financial solutions premium in 2001 is a $125 million inter-company reinsurance contract written with a wholly owned subsidiary, ACE Capital Re. ACE Capital Re is included in the ACE Financial Services segment.

The increase in the financial solutions business was somewhat offset by a decrease in professional lines, aviation and satellite lines. In 2000, the professional lines division wrote a retrospective program with premiums of $50 million that was not available for renewal this year. As disclosed in previous filings, during fiscal 2000, ACE Bermuda moved its aviation business to ACE Global Markets and a large part of the satellite business to ACE USA. In 2000, these lines accounted for $60 million of gross premiums written in ACE Bermuda.

Prior to the September 11th tragedy, excess liability, excess property and professional lines were experiencing premium growth as a result of rising insurance prices in the industry. Since that time rates have continued to increase in the region of 20-30 percent, 50-100 percent and 20-25 percent, respectively. In addition, the political risk premium written through Sovereign Risk, a 50 percent owned joint venture, increased in 2001 compared with 2000.

Net premiums written in 2001 increased by 107 percent to $1.1 billion compared with 2000 for the same reasons outlined above for gross premiums written. Net premiums written increased by a higher percentage than gross due to a change in the mix of business written as financial solutions tends to reinsure less business than the other lines in ACE Bermuda. Net premiums earned in 2001 increased by 94 percent to $945 million compared with 2000. As with gross and net premiums written, the increase is due primarily to the increase in the financial solutions line of business that experienced significant premium growth during the year. This line also benefited by additional premiums earned due under terms of certain financial solutions programs directly impacted by the September 11th tragedy.

Gross premiums written in 2000 increased by 8 percent to $598 million compared with $553 million in 1999, primarily due to growth in the professional lines division. During the third quarter of 2000, the professional lines division bound a retrospective professional lines program that resulted in $50 million of gross, net and earned premiums in the quarter. Premium production in the other divisions was mixed in 2000. Net premiums written increased by 19 percent to $512 million in 2000 compared with $429 million in 1999. The increase was primarily due to the $50 million professional lines program previously discussed. Net premiums earned in 2000, decreased by $23 million to $487 million compared with $510 million in 1999. The decrease is primarily due to a significant LPT transaction in 1999 that was earned when written. The decrease in net premiums earned was partially offset by the aforementioned $50 million professional lines retrospective premium.

ACE Global Markets: Gross premiums written in 2001 increased by 22 percent to $1.3 billion compared with 2000. In the March 2000 quarter, ACE Global Markets accelerated its reporting to a current basis from a quarter in arrears. On a comparable basis, gross premiums written increased by 37 percent. The increase is primarily due to an increase in our participation in syndicate 2488 and higher premium levels in most areas of our business in 2001 due to price increases.

Net premiums written in 2001 decreased by 1 percent to $766 million compared with 2000. On a comparable basis, net premiums written increased by 17 percent. Net premiums written increased at a slower rate than gross premiums due primarily to higher reinsurance costs compounded by reinstatement premiums arising from the September 11th tragedy and additional premiums being paid to extend the reinsurance program.

Net premiums earned in 2001 increased by 1 percent to $624 million compared with 2000. On a comparable basis, net premiums earned increased by 22 percent due to our increased participation in syndicate 2488 and the increase in premiums in 2001.

Following the September 11th tragedy, dramatic premium increases have been seen in the fourth quarter of 2001 particularly in the aviation and property sectors. The reduction in available market capacity, the uncertainty surrounding reinsurance availability going forward and the public's heightened awareness of the need for adequate insurance cover have resulted in substantial price increases.

Gross premiums written in 2000 increased by 68 percent to $1.1 billion compared with $635 million in 1999. This increase was primarily due to our increased participation in the Lloyd's syndicates in 2000 compared with 1999. In addition, ACE Global Markets started to experience rate increases in 2000, which contributed to the increase in premiums in 2000. Net premiums written in 2000 increased by 76 percent to $772 million compared with 1999 and net premiums earned in 2000 increased by 70 percent to $619 million compared with 1999. These increases were consistent with the increase in gross premiums written discussed above.

ACE Global Reinsurance: Gross premiums written of $740 million in 2001 include $326 million of property and casualty premiums and $414 million of life reinsurance premiums. Gross premiums written for property and casualty business in 2001 increased by $135 million or 71 percent to $326 million compared with 2000. The increase is attributable to new business from the U.S. property and casualty operations and higher property catastrophe production arising from improved reinsurance market conditions during 2001. Included in the $414 million was one large single premium of $310 million related to a group long-term disability program written late in the fourth quarter. Due to the nature of the life reinsurance business we are writing and the fact that this is a start-up operation, premium volumes will be inconsistent. However, ACE Global Reinsurance expects life reinsurance to be a significant contributor to its growth going forward.

Net premiums written of $694 million in 2001 include $287 million of property and casualty premiums and $407 million of life reinsurance premiums. Net premiums written for property and casualty in 2001 increased by $129 million to $287 million compared with 2000. The reason for the increase is consistent with gross premiums written. Again, the life reinsurance division accounted for most of the increase in net premiums written as we retain most of this premium. Net premiums earned increased by $520 million to $662 million compared with 2000.

During the fourth quarter of 2001, ACE Global Reinsurance expanded its product offering by introducing workers' compensation and personal accident catastrophe reinsurance in response to a market need for protection against major events. Late in the fourth quarter, ACE Global Reinsurance also began writing reinsurance in London. Both the U.S. and London operations of ACE Global Reinsurance are experiencing opportunities to write business in many classes of reinsurance, particularly in specialty areas, at terms acceptable to them.

Property catastrophe premium rates continued to increase during 2001 and into early 2002. Rates increased an average of 23 percent for January 2002 renewals.

Gross premiums written in 2000, increased by $9 million to $191 million compared with 1999. The increase was primarily due to increasing rates in the property catastrophe market place and new business opportunities. As with gross premiums written, net premiums written in 2000, increased by 8 percent to $157 million compared with 1999. Net premiums earned were constant between 2000 and 1999, because of ACE Tempest Re's additional purchase of retrocessional coverage in the first half of 2000. ACE Tempest Re is included in the ACE Global Reinsurance segment.

ACE USA: Gross premiums written in 2001 increased by 31 percent to $4.4 billion compared with 2000. ACE USA achieved growth in most divisions in 2001 with the risk management group, Westchester specialty, specialty property and casualty group and financial solutions generating much of the growth. During 2001, ACE USA experienced strong new business, related growth and higher pricing due to favorable market conditions during the year prior to the September 11th tragedy. In the aftermath of the tragedy, with account retention remaining strong, premiums charged to insureds have risen in virtually every business group, generally with attachment points increasing and policy limits on the decline. The pricing increases are most significant in the large property accounts, catastrophe exposed property business and the excess casualty lines. During the fourth quarter of 2001, ACE USA also experienced sizeable price increases expanding to the professional risk (errors and omissions and directors and officers) and commercial marine lines. The financial solutions group also experienced strong growth during 2001 and contributed $148 million to the increase in gross premiums written.

Net premiums written in 2001 increased by 20 percent compared with 2000. The increase follows the growth in gross premiums written in 2001. Although there was an increase in net premiums written during 2001 compared with 2000, most of the gross premium growth during 2001 occurred in business segments that traditionally purchase more reinsurance protection.

Net premiums earned in 2001 increased by 17 percent to $1.9 billion compared with 2000. This increase is consistent with the growth in net premiums written. Net premiums written and earned in 2001 were reduced by $18 million due to reinstatement reinsurance premiums associated with the September 11th tragedy.

Gross premiums written in 2000 increased by 116 percent compared with 1999. Gross premiums in 2000 include premiums from both ACE US Holdings and the U.S. operations of ACE INA, which in 1999 are included from July 2, 1999, the date of acquisition. On a comparable basis, including 12 months of 1999 premiums for the U.S. operations of ACE INA, gross premiums increased by more than 30 percent in 2000, despite a $158 million reduction in gross premiums due to curtailment of certain unprofitable business. In the 2000 calendar year, market conditions were favorable over 1999 with firming prices, increases in submission levels and strong account retention providing a backdrop for the growth.

Net premiums written in 2000 were 114 percent higher than 1999. The increase was primarily due to the inclusion of a full year of results for the ACE INA business in 2000, which for 1999 was only included from July 2, 1999. On a comparable basis, net premiums written increased by $346 million, due to the more favorable market conditions driving the increase in gross premiums written, as well as the formation of the financial solutions business group in 2000.

Net premiums earned in 2000 increased by 116 percent from 1999. The increase was partly due to the higher level of net premiums written achieved in 2000 due to the improvement in market conditions and growth in new business. More significantly, the increase was attributable to the inclusion of the ACE INA business for a full year in 2000 compared with 1999 where ACE INA business was included from July 2, 1999.

ACE International: Gross premiums written in 2001 increased by 11 percent to $2.3 billion compared with 2000. On a constant dollar basis, gross premiums written increased by 21 percent. The increase in 2001 reflects growth in underlying property and casualty lines in both indigenous and multinational programs, and in the accident and health and consumer products business segments. ACE Europe experienced growth primarily due to large price increases on property renewals and Latin America experienced growth in its Mexican captive program business. Premiums written in Japan were relatively flat on a constant-dollar basis. Overall, growth in local currency premiums was partially offset by the weakening of European and Japanese currencies against the U.S. dollar during 2001. Net premiums written and net premiums earned increased by 7 percent and 4 percent respectively, primarily due to the growth in ACE Europe.

Gross premiums written in 2000 increased by 117 percent to $2 billion compared with 1999. The increase was primarily due to the inclusion of a full year of results for the ACE INA business in 2000, which in 1999 are only included from July 2, 1999. Net premiums written and net premiums earned increased for the same reasons.

ACE Financial Services: Gross premiums written in 2001 decreased by 11 percent to $292 million compared with 2000. During the fourth quarter of 2001, ACE Capital Re (which is included in the ACE Financial Services segment) purchased long-term reinsurance protection from its parent, ACE Bermuda, for $125 million. ACE Capital Re purchased the cover to enhance rating agency capital and claims-paying resources as a result of increased demand for ACE Capital Re's products after consultation with the major rating agencies. Adjusting for this inter-company contract, gross premiums written in this segment would have increased by 28 percent due primarily to growth from new business in the structured finance, credit default swaps and residual value lines of business. Net premiums written in 2001 decreased by $27 million to $284 million, compared with 2000. The decrease is primarily due to the retrocession contract with ACE Bermuda.

Net premiums earned in 2001 increased by 25 percent to $352 million, compared with 2000. The growth in net premiums earned is primarily due to the increase in premiums earned in the residual value line of business.

Gross premiums written in 2000 were $327 million. As ACE Financial Services was acquired on December 30, 1999, the year ended December 31, 2000 is the first year in which results from ACE Financial Services are reflected in the financial results of ACE. During 2000, the rising interest rate environment reduced financial guaranty reinsurance premiums. However, rising interest rates also led to greater persistency in the mortgage guaranty business, thereby partially offsetting the downturn in financial guaranty. In addition, ACE Financial Services experienced strong premium volume in other business lines, particularly in residual value and credit default swaps. Net premiums written and net premiums earned increased for the same reasons.

Life Reinsurance Underwriting Results

In 2001, we concluded our first full year of operations for our life reinsurance division. Our principal business in this division is to provide reinsurance coverage to life insurance companies. We price this reinsurance using sophisticated actuarial and investment models that incorporate a number of factors, including assumptions for mortality, morbidity, expenses, demographics, persistency, investment returns and inflation. We assess the performance of our life reinsurance business based on net operating income, which is net income excluding net realized gains and losses from the sale of investments. In 2001, this division generated operating income of $4 million.

Property and Casualty Underwriting Results

The underwriting results of property and casualty business are discussed by reference to the combined ratio, loss and loss expense ratio and underwriting and administrative expense ratio. We calculate these ratios by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the underwriting and administrative expense ratio. A combined ratio under 100 percent indicates underwriting income and a combined ratio exceeding 100 percent indicates underwriting losses.

Years ended December 31,                                  2001     2000    1999
--------------------------------------------------------------------------------
Loss and loss expense ratio
ACE Bermuda                                              111.7%    74.3%   76.5%
ACE Global Markets                                        88.2     57.2    56.6
ACE Global Reinsurance                                    78.1     12.7    69.2
ACE USA                                                   75.0     73.7    71.2
ACE International                                         75.4     59.6    57.1
ACE Financial Services                                    68.3     64.8       -
--------------------------------------------------------------------------------
Consolidated                                              82.6%    64.7%   66.0%
================================================================================
Underwriting and administrative expense ratio
ACE Bermuda                                                6.5%    10.4%   10.4%
ACE Global Markets                                        47.2     37.8    40.9
ACE Global Reinsurance                                    28.0     25.1    23.4
ACE USA                                                   24.6     25.6    33.6
ACE International                                         36.9     37.6    40.9
ACE Financial Services                                    23.9     27.0       -
--------------------------------------------------------------------------------
Consolidated                                              29.1%    30.8%   33.5%
================================================================================
Combined ratio
ACE Bermuda                                              118.2%    84.7%   86.9%
ACE Global Markets                                       135.4     95.0    97.5
ACE Global Reinsurance                                   106.1     37.8    92.6
ACE USA                                                   99.6     99.3   104.8
ACE International                                        112.3     97.2    98.0
ACE Financial Services                                    92.2     91.8       -
--------------------------------------------------------------------------------
Consolidated                                             111.7%    95.5%   99.5%
================================================================================

Loss and Loss Expense Ratios

We establish reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves for property and casualty claims continues to be a complex and imprecise process, requiring the use of informed estimates and judgments. Our estimates and judgments may be revised as additional experience and other data becomes available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in our results of operations in the period in which the estimates are changed.

In addition, catastrophe losses may have a significant effect on the insurance and reinsurance industry. ACE Global Reinsurance and other segments of our group have exposure to windstorm, hail, earthquake and other catastrophic events, all of which are managed using measures including underwriting controls, occurrence caps as well as modeling, monitoring and managing our accumulations of potential losses across the group. We use retrocessional programs to limit our net losses from catastrophes. However, property catastrophe loss experience is generally characterized as low frequency but high severity short-tail claims, which may add volatility to our financial results.

The loss and loss expense ratio increased to 82.6 percent in 2001 compared with
64.7 percent in 2000. The increase resulted from three significant events. During the quarter ended June 30, 2001, we incurred losses of $55 million from a series of Mid-Western United States storms that added 1 percentage point to our loss ratio. As already noted, we incurred large losses as a result of the September 11th tragedy that added 11.6 percentage points to our loss ratio. In addition, in the fourth quarter, we strengthened our loss reserves in our international casualty operations, which added 1.2 percentage points to our loss ratio. Removing the effects of these three items would put our 2001 loss and loss expense ratio at 68.8 percent. The loss and loss expense ratio declined to
64.7 percent in 2000 compared with 66.0 percent in 1999, as there were relatively few major catastrophe losses during 2000.

ACE Bermuda: The loss and loss expense ratio increased to 111.7 percent in 2001 from 74.3 percent in 2000 primarily due to losses incurred in the financial solutions and property lines of business as a result of the Mid-Western United States storms and the September 11th tragedy. Loss and loss expenses incurred as a result of these events amounted to $360 million. Even though the loss and loss expense ratio was slightly offset by additional premiums due under the terms of certain financial solutions reinsurance programs directly impacted by the tragedy, the event had a significantly negative impact on the loss and loss expense ratio for 2001. Adjusting for the impact of these losses, the loss ratio would have been 82.4 percent. The remaining increase in the loss ratio from 74.3 percent to 82.4 percent results from a change in the mix of business, primarily due to the increase in financial solutions business. The loss and loss expense ratio decreased from 76.5 percent in 1999 to 74.3 percent in 2000. This change was primarily the result of a change in the mix of business written.

ACE Global Markets: The loss and loss expense ratio increased to 88.2 percent in 2001 from 57.2 percent in 2000. The most significant contributing factors to the increase were the losses arising from the September 11th tragedy as well as reserve strengthening in one of our syndicates that is in run-off. Adjusting for these two items, the loss ratio would have been 56.9 percent, a slight improvement on the prior year.

The loss and loss expense ratio did not substantially change in 2000 compared with 1999.

ACE Global Reinsurance: The loss and loss expense ratio increased to 78.1 percent in 2001 from 12.7 percent in 2000. The change in the loss ratio is primarily the result of the $122 million loss incurred from the September 11th tragedy in the third quarter of 2001 and catastrophe losses incurred in the second quarter resulting from a series of Mid-Western United States storms. There was no significant loss activity in fiscal 2000. Excluding the impact of these two items, the loss and loss expense ratio would have been 16.1 percent.

The loss and loss expense ratio decreased from 69.2 percent in 1999 to 12.7 percent in 2000. This significant decrease was the result of the relatively small number of catastrophes in 2000 as compared with 1999.

ACE USA: The loss and loss expense ratio increased to 75 percent in 2001 from
73.7 percent in 2000. This change is primarily the result of the September 11th tragedy, which added net incurred losses and loss expenses of $28 million or about 2.2 percentage points to the ratio. The curtailment of certain business that did not meet our underwriting standards subsequent to the acquisition and the associated run-off of earned premiums attributable to the high loss ratio business in 2000, contributed to the improvement in 2001. The loss and loss expense ratio increased from 71.2 percent in 1999 to 73.7 percent in 2000. The loss and loss expense ratio of the ACE INA domestic segment is historically higher than the loss ratio reported for ACE US Holdings business due to the type of business mix. On a comparative basis, including 12 months of 1999 operations for the ACE INA business, the loss ratio in 2000 actually declined by more than 8 percentage points. The curtailment of certain lines of unprofitable business, more favorable catastrophe experience and the purchase of reinsurance on the ACE USA run-off books of business on July 2, 1999 as part of the ACE INA Acquisition all contributed to the improvement.

ACE International: The loss and loss expense ratio increased to 75.4 percent in 2001 from 59.6 percent in 2000. This change is primarily the result of losses incurred in the European commercial property portfolio, the reserve strengthening principally in the casualty operations as previously mentioned and the effects of the September 11th tragedy. Excluding the impact of these items, the loss and loss expense ratio would have been 62.9 percent.

The loss and loss expense ratio increased from 57.1 percent in 1999 to 59.6 percent in 2000. This change was primarily the result of additional loss activity in 2000 in the property division.

ACE Financial Services: The loss and loss expense ratio was 68.3 percent in 2001 compared with 64.8 percent in 2000. The increase in the loss and loss expense ratio is a result of a change in the mix of business earned in 2001 compared with 2000. ACE Financial Services was acquired on December 30, 1999; therefore, there are no comparatives for 1999.

Underwriting and Administrative Expense Ratios

Underwriting and administrative expenses are comprised of policy acquisition costs, which include commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premiums, and administrative expenses which include all other operating costs. The underwriting and administrative expense ratio decreased from 30.8 percent in 2000 to 29.1 percent in 2001. The reasons for the change are relatively stable operating costs coupled with continuing growth in the earned premium base. The underwriting and administrative expense ratio decreased to 30.8 percent in 2000 compared with 33.5 percent in 1999 primarily due to cost reduction measures by ACE INA.

ACE Bermuda: The underwriting and administrative expense ratio decreased to 6.5 percent in 2001 from 10.4 percent in 2000. This change is primarily the result of a significant increase in earned premium while the expense base remained relatively unchanged. The underwriting and administrative expense ratio remained unchanged at 10.4 percent from 1999 to 2000.

ACE Global Markets: The underwriting and administrative expense ratio increased to 47.2 percent in 2001 from 37.8 percent in 2000. The increase is primarily due to a higher acquisition cost ratio as a result of the increased earned reinsurance costs from reinstatement premiums from the September 11th tragedy lowering net premiums earned. In addition, the administrative expense base increased for the current year due to a non-recurring contractual obligation to a departing employee. The underwriting and administrative expense ratio decreased by 3.1 percentage points in 2000 compared with 1999. These changes were primarily the result of relatively stable administrative expenses over a higher earned premium base.

ACE Global Reinsurance: The underwriting and administrative expense ratio increased from 25.1 percent in 2000 to 28 percent in 2001. The increase is primarily the result of increased administrative expenses during the year due to business expansion. The increase was partially offset by a higher net earned premium base arising out of improved market conditions. The underwriting and administrative expense ratio increased by 1.7 percent in 2000 over 1999 primarily due to the business expansion activities in 2000.

ACE USA: The underwriting and administrative expense ratio decreased to 24.6 percent in 2001 from 25.6 percent in 2000. The decrease is primarily the result of the relatively stable level of operating expenses in 2001 compared with 2000, paired with a $273 million increase in the earned premium base in 2001. The underwriting and administrative expense ratio declined to 25.6 percent in 2000 from 33.6 percent in 1999. The decrease was primarily due to cost reduction initiatives implemented at ACE USA subsequent to the ACE INA Acquisition. These included staff reductions, the outsourcing of certain information technology operations and the closure and consolidation of numerous field office locations.

ACE International: The underwriting and administrative expense ratio decreased to 36.9 percent in 2001 from 37.6 percent in 2000. This decrease is the result of higher net premiums earned in 2001 together with lower operating costs due to a reduction in the number of staff.

The underwriting and administrative expense ratio decreased by 3.3 percentage points in 2000 over 1999. This change was primarily due to savings achieved as a result of restructuring and other spending reduction initiatives.

ACE Financial Services: The underwriting and administrative expense ratio decreased from 27 percent in 2000 to 23.9 percent in 2001. The reduction in the expense ratio is the result of a larger portion of the business derived from the structured finance and credit default swap lines, which typically have much lower or no associated ceding commissions.

ACE Financial Services was acquired on December 30, 1999; therefore, there are no comparative figures for 1999.

--------------------------------------------------------------------------------
Net Investment Income
Years ended December 31,
                                            Percentage         Percentage
(in millions of U.S. dollars)          2001     Change   2000      Change   1999
--------------------------------------------------------------------------------
ACE Bermuda                            $153          2%  $150         (14)% $174
ACE Global Markets                       36         (2)    37          29     28
ACE Global Reinsurance                   74         23     60          --     60
ACE USA                                 335         (2)   341          81    189
ACE International                        81        (12)    92         127     41
ACE Financial Services                  102          5     97          --     --
Other                                     5         --     (6)         --      1
--------------------------------------------------------------------------------
Net Investment Income                  $786          2%  $771          56%  $493
================================================================================

Net investment income is influenced by a number of factors, including the amounts and timing of inward and outward cash flows, the level of interest rates as well as changes in overall asset allocation. Net investment income increased in 2001 by $15 million to $786 million compared to $771 million in 2000. On a comparable basis, net investment income declined by $14 million. As our Commercial Insurance Services ("CIS") was treated as a discontinued operation until July 2, 2000, the 2000 year only includes six months of investment income from the CIS division. The comparable number assumes 2000 includes 12 months of investment income from CIS.

While we had substantial positive operating and financing cash flow in 2001, these inflows were weighted toward the end of the year. Thus they did not have a large impact on net investment income during the year.

Offsetting the increase in investment income from the higher asset base was the continual decline in interest rates during the year and the corresponding decline in the investment portfolio's yield.

Net investment income increased in 2000 by $278 million to $771 million compared with $493 million in 1999. The primary reason for the increase was an increase in the size of the investable asset base resulting from the ACE INA Acquisition on July 2, 1999, and the ACE Financial Services acquisition on December 30, 1999. Net investment income in 1999 includes six months of ACE INA results, whereas the net investment income in 2000 includes 12 months of both ACE INA and ACE Financial Services.

ACE Bermuda: Net investment income increased by $3 million to $153 million in 2001. The increase is primarily the result of a larger asset base and a change in investment strategy to a portfolio with a higher yield. The increase was offset by lower short-term interest rates in the second half of the year.

Net investment income decreased by $24 million in 2000 compared with 1999. This decrease was primarily the result of a higher investable asset base in the first half of 1999, before ACE Bermuda paid dividends to ACE Limited for the purchase of ACE INA. ACE Bermuda also provided funding for the ACE Financial Services acquisition in December 1999.

ACE Global Markets: Net investment income in 2001 was relatively unchanged compared with 2000. The investable base grew on average by approximately 18 percent in 2001 over 2000, however this was offset by ACE Global Markets' need to have relatively higher cash and short-term investment balances (in order to maintain liquidity) while short-term rates were falling. In addition, the fourth quarter of 2001 experienced significant reduction in federal interest and fixed income coupon rates.

Net investment income was $37 million in 2000 compared with $28 million in 1999. The increase was the result of our increased participation in the Lloyd's syndicates we manage, in both 2000 and 1999, resulting in an increasing asset base.

ACE Global Reinsurance: Net investment income increased by $14 million to $74 million in 2001 compared with 2000. The additional assets arising from net positive cash flows, and a capital contribution of $400 million in the fourth quarter contributed to the increase. Net investment income was unchanged in 2000 compared with 1999 at $60 million.

ACE USA: Net investment income decreased by $6 million to $335 million in 2001 from $341 million in 2000. On a comparable basis, including a full year of investment income from CIS in 2000, the decline was approximately $34 million. Prior to July 2, 2000, CIS was presented as a discontinued operation. As of July 2, 2000, the CIS operations had not been sold and its activity was reconsolidated into the individual lines of our financial statements. The decline is mainly due to a reduction in investment income generated by the run-off books of business due to the expected decline in the invested asset base as loss reserves are paid. Lower short-term rates also had an unfavorable impact. Net investment income increased by 81 percent to $341 million in 2000 from $189 million in 1999. The increase in 2000 was due to the inclusion of 12 months of investment income for ACE INA in 2000, while in 1999 the results of ACE INA are included from July 2, 1999.

ACE International: Net investment income decreased by $11 million to $81 million in 2001 from $92 million in 2000. This change is primarily the result of lower yields and the unfavorable effect of devaluing foreign currencies.

Net investment income increased by 127 percent to $92 million in 2000 from $41 million in 1999. The increase was primarily due to the inclusion of 12 months of results for ACE INA, while 1999 includes the six months of ACE INA results from the July 2, 1999, date of acquisition.

ACE Financial Services: Net investment income in 2001 increased by $5 million to $102 million compared with 2000. Although the value of the invested portfolio has increased, reduced interest rates in 2001 have negatively impacted investment income. Net investment income was $97 million in 2000. We completed the acquisition of ACE Financial Services on December 30, 1999, and the investment income for the year ended December 31, 2000, represents a full year of income generated by the investment portfolio. As ACE Financial Services was acquired on December 30, 1999, there are no comparative figures for 1999.

-------------------------------------------------------------------------------
Net Realized Gains (Losses) on Investments
Years ended December 31,

(in millions of U.S. dollars)                          2001      2000      1999
-------------------------------------------------------------------------------
Fixed maturities and short-term investments            $ (7)     $(82)     $(82)
Equity securities                                        27       114        47
Financial futures, options
and interest rate swaps                                 (11)      (48)       68
Other investments                                       (38)      (12)        9
Fair value adjustment on derivatives                    (17)        -         -
Currency                                                (12)      (11)       (4)
-------------------------------------------------------------------------------
Total net realized gains (losses) on
investments                                            $(58)     $(39)     $ 38
===============================================================================

Our investment strategy takes a long-term view and our portfolio is actively managed to maximize total return within certain specific guidelines, which minimize risk. The portfolio is reported at fair value and the effect of market movements on the investment portfolio only impact net realized gains (losses) on investments when securities are sold or other than temporary impairments are recorded on invested assets. Changes in unrealized gains and losses, which result from the revaluation of securities held, are reported as a separate component of accumulated other comprehensive income.

We use foreign currency forward contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar holdings currently held in the portfolio not specifically targeted to match the currency of liabilities. These contracts are not designated as specific hedges and therefore, realized and unrealized gains and losses recognized on these contracts are recorded as net realized gains (losses) in the period in which the fluctuations occur, together with net foreign currency gains (losses) recognized when non-U.S. dollar securities are sold.

During 2001, sales proceeds for fixed maturity securities were generally lower than their amortized cost. This resulted in net realized losses of $7 million being recognized on fixed maturities and short-term investments in 2001, compared with net realized losses of $82 million in both 2000 and 1999.

The liquidation of certain equity portfolios contributed $27 million to net realized gains in 2001 compared to $114 million and $47 million in 2000 and 1999, respectively.

We use fixed income futures contracts and interest rate swaps to manage duration exposure. Gains of $11 million were recognized on interest rate swaps during 2001. Net realized losses generated by our equity index futures contracts amounted to $22 million for the year, bringing the total net realized losses attributable to financial futures and option contracts and interest rate swaps to $11 million compared with losses of $48 million in 2000, and gains of $68 million in 1999.

Other investments had a loss of $38 million primarily because we wrote down the value of an equity investment by $28 million during the third quarter of 2001.

We implemented FAS 133 on January 1, 2001, which requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. The change in fair value of our derivatives in 2001 was a loss of $17 million. The level of such gains and losses is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors.

--------------------------------------------------------------------------------
Other Expenses
Years ended December 31,
                                            Percentage         Percentage
(in millions of U.S. dollars)        2001       Change   2000      Change   1999
--------------------------------------------------------------------------------
Amortization of goodwill             $ 80           1%   $ 79         76%   $ 45
--------------------------------------------------------------------------------
Interest expense                     $199        (10)%   $221        111%   $105
--------------------------------------------------------------------------------
Income tax expense (benefit)         $(79)      (184)%   $ 94        227%   $ 29
================================================================================

As expected, the amortization of goodwill was relatively unchanged in 2001 compared with 2000. The amortization of goodwill increased by $34 million in 2000 compared with 1999. Of this increase, $30 million related to the difference in ACE INA goodwill amortization as 2000 had a full year of amortization compared with six months in 1999. The remaining increase relates to the amortization of goodwill generated by the acquisition of ACE Financial Services in December 1999. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As required, we have adopted FAS 142 on January 1, 2002 and ceased amortizing goodwill.

Interest expense decreased by 10 percent in 2001 compared with 2000. The decrease is primarily attributed to lower short-term interest rates on our floating rate debt in 2001 as compared with 2000. The increase in interest expense in 2000 as compared with 1999 was a result of our incurring a full year of interest with respect to debt acquired in connection with the ACE INA Acquisition. A full description of our outstanding debt, including interest rates and terms, is included in Note 9 of the Consolidated Financial Statements.

We recorded an income tax benefit of $79 million in 2001 compared with an expense of $94 million in 2000. This decrease was primarily due to the net loss we incurred in 2001. The increase in income tax expense from $29 million in 1999 to $94 million in 2000 was primarily due to the inclusion of ACE INA for six months in 1999 and a full year in 2000. For further information on taxation, see
Note 14 of the Consolidated Financial Statements.

Investments and Cash
Our principal investment objective is to ensure that funds will be available to meet our insurance and reinsurance obligations. Within this broad liquidity constraint, our investment portfolio's structure seeks to maximize return subject to specifically approved guidelines of overall asset classes, credit quality, liquidity and volatility of expected returns. As such, our investment portfolio is invested primarily in fixed income securities of the highest credit quality.

At December 31, 2001, total investments and cash were $15.9 billion compared with $13.8 billion at December 31, 2000, an increase of $2.1 billion. In October 2001, we raised $1.1 billion in a public offering of our Ordinary Shares (see Liquidity and Capital Resources discussion). The balance of the increase in total investments and cash is primarily due to positive cash flows from operations due to strong premium volume, and an increase in unrealized appreciation on the fixed income portfolio caused by declining interest rates during 2001. Offsetting these increases, we paid dividends of $154 million during the year and spent $179 million repurchasing our own shares. Our investment portfolio is externally managed by independent professional investment managers. The following table identifies our invested assets at fair value, by type held as of December 31, 2001 and 2000:

(in millions of U.S. dollars)                                  2001         2000
--------------------------------------------------------------------------------
Fixed maturities available for sale                         $13,000      $10,721
Equity securities                                               468          532
Short-term investments                                        1,206        1,370
Other investments                                               591          531
Cash                                                            671          608
--------------------------------------------------------------------------------
Total investments and cash                                  $15,936      $13,762
================================================================================

The following table identifies the fixed maturity securities at fair value, by type as of December 31, 2001 and 2000:

--------------------------------------------------------------------------------
(in millions of U.S. dollars)                                  2001         2000
--------------------------------------------------------------------------------
U.S. Treasury and agency                                    $ 1,344      $ 1,216
Non-U.S. governments                                          1,429        1,251
Corporate securities                                          6,743        5,378
Mortgage-backed securities                                    2,323        1,713
States, municipalities and political sub division             1,161        1,163
--------------------------------------------------------------------------------
Fixed maturities                                            $13,000      $10,721
================================================================================

Restricted Assets
We are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. We also utilize trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit ("LOC") requirements. We also have investments in segregated portfolios primarily to provide collateral or guarantees for LOCs and debt instruments (see Notes 8 and 9 of the Consolidated Financial Statements). The following table identifies the value of restricted assets as of December 31, 2001 and 2000:

(in millions of U.S. dollars)                                  2001         2000
--------------------------------------------------------------------------------
Deposits with U.S. regulatory authorities                    $  864       $  923
Deposits with non-U.S. regulatory authorities                   735          670
Assets used for collateral or guarantees                      1,030          731
Trust funds                                                     852            -
--------------------------------------------------------------------------------
                                                             $3,481       $2,324
================================================================================

Property and Casualty Loss Reserves
We establish reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of our policies and agreements. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported ("IBNR"), and include estimates of expenses associated with processing and settling these claims. The reserve for unpaid losses and loss expenses was $20.7 billion at December 31, 2001, compared with $17.4 billion at December 31, 2000, and includes $13.3 billion of case and loss expense reserves for 2001. We incurred gross losses of $1.9 billion with respect to the September 11th tragedy (see September 11th 2001 tragedy discussion). In addition, during the year, we incurred losses of $55 million from a series of Mid-Western United States storms, an after tax charge of $50 million to strengthen loss reserves principally in our international casualty operations and incurred additional after tax losses of $80 million in the European commercial property portfolio. The remainder of the increase is due to the growth in business written during 2001. While we believe that our reserve for unpaid losses and loss expenses at December 31, 2001, is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided.

As part of our evaluation process of loss reserves, we engage independent actuarial firms to review the methods and assumptions we use in estimating the unpaid losses and loss expense. As stated in their actuarial reviews, the firms believe that the methods and assumptions we use are reasonable and appropriate for use in setting loss reserves at December 31, 2001.

Note 6 of our Consolidated Financial Statements includes a reconciliation of our beginning and ending net loss and loss adjustment expense reserves for each of the three years ended December 31, 2001, 2000 and 1999. Our net incurred losses in 2001 were $4.6 billion and are discussed in more detail in the property and casualty underwriting results. Net losses and loss expenses incurred in 2001 were impacted by $94 million of prior year development principally in the ACE International segment. This development was reflected during the fourth quarter of 2001 when we recorded additional reserves to strengthen our casualty loss reserves.

Net losses and loss expenses incurred in 2000 were impacted by favorable development of reserves from prior periods primarily from ACE Tempest Re, ACE USA and ACE Bermuda partially offset by unfavorable development in ACE Financial Services.

Net losses and loss expenses incurred in 1999 include incurred losses for ACE INA from July 2, 1999, the date of acquisition. In our analysis of incurred and paid losses for ACE INA for the 1999 period, all losses incurred and paid on losses occurring in the period January 1, 1999, through December 31, 1999, have been included as current year activity in 1999.

Reinsurance
One of the ways we manage our loss exposure is through the use of reinsurance. While reinsurance arrangements are designed to limit our losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve us of our liability to our insureds. Accordingly, our loss reserves represent total gross losses, and reinsurance recoverable represents anticipated recoveries of a portion of those losses as well as amounts recoverable from reinsurers with respect to claims which we have already paid. Reinsurance recoverables increased by $2.4 billion during 2001 to $11.4 billion. Part of this increase was due to the $1.3 billion of reinsurance recoverables accrued with respect to the September 11th tragedy, as our gross insured losses are covered by significant amounts of reinsurance from high-quality reinsurers. The remaining increase is a result of our business growth during 2001. Our reinsurance recoverable on our September 11th losses is of high quality with approximately 98 percent of all reinsurance purchased by us being with reinsurers rated A- or better, including 38 percent with reinsurers rated AAA-and 33 percent with reinsurers rated AA-, based on ratings from Standard & Poor's or an equivalent rating. Our total reinsurance recoverable is also of high quality with approximately 90 percent of our reinsurance recoverable with reinsurers rated A- or better, including approximately 53 percent with reinsurers that are either rated AAA- or better, are collateralized or recoverable from a government pool. Approximately 20 percent is recoverable from reinsurers in the AA rating category, 18 percent from reinsurers in the A rating category and 9 percent is recoverable from all others. This analysis is based on ratings from Standard & Poor's or an equivalent rating.

We evaluate the financial condition of our reinsurers and potential reinsurers on a regular basis and also monitor concentrations of credit risk with reinsurers. At December 31, 2001, the largest concentration of reinsurance recoverables, which amounted to 24 percent, was with a group of affiliated reinsurers rated AAA by Standard & Poor's, and no other reinsurer or affiliated group of reinsurers accounted for more than 5 percent of total reinsurance recoverable.

The allowance for unrecoverable reinsurance is required principally due to the failure of reinsurers to indemnify us, primarily because of disputes under reinsurance contracts and insolvencies. Reinsurance disputes continue to be significant, particularly on larger and more complex claims, such as those related to asbestos and environmental pollution and London reinsurance market exposures. Allowances have been established for amounts estimated to be uncollectible. Our allowance for unrecoverable reinsurance was $789 million and $710 million for 2001 and 2000, respectively.

Asbestos and Environmental Claims
Included in our liabilities for losses and loss expenses are liabilities for asbestos, environmental and latent injury damage claims and expenses ("A&E exposures"). These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily injury claims related to asbestos products and environmental hazards. These amounts include provision for both reported and IBNR claims. The table below presents loss reserve details for A&E exposures as of December 31, 2001 and 2000:

                                            2001                2000
                                      ------------------------------------
(in millions of U.S. dollars)         Gross      Net      Gross        Net
--------------------------------------------------------------------------
Asbestos                             $1,119     $149     $1,073       $212
Environmental and Other              $1,089     $452     $1,156       $540
--------------------------------------------------------------------------
Total                                $2,208     $601     $2,229       $752
==========================================================================

We continuously evaluate our estimates of liabilities and related reinsurance recoverable for A&E exposures. While most of these liabilities for such claims arise from exposures in North America, we have also provided for international A&E exposures.

We have considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. We have developed reserving methods, which incorporate new sources of data with historical experience to estimate the ultimate losses arising from asbestos and environmental exposures. The reserves for asbestos and environmental claims and claims expenses represent our best estimate of future loss and loss expense payments and recoveries which are expected to develop over the next several decades. We continuously monitor evolving case law and its effect on environmental and latent injury claims. While reserving for these claims is inherently uncertain, we believe that the reserves carried for these claims are adequate based on known facts and current law.

Liquidity and Capital Resources

Liquidity
Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short-term and long-term cash requirements of its business operations. As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows currently depend primarily on dividends or other statutorily permissible payments from its Bermuda-based operating subsidiaries (the "Bermuda subsidiaries"). During 2001 and 2000, ACE was able to meet all of its obligations, including the payment of dividends declared on its Ordinary Shares and FELINE PRIDES, with its net operating cash flow and the dividends received. Should the need arise, we have access to the debt markets and other available credit facilities which are discussed below.

There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries, as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholders' equity at levels adequate to support the insurance and reinsurance operations. During 2001, dividends of $105 million and $234 million were declared by ACE Tempest Life Re and ACE Bermuda, respectively. During 2000, dividends of $20 million and $81 million were declared by ACE Tempest Life Re and ACE Bermuda, respectively. ACE expects that a majority of its cash inflows for 2002 will be from dividends from these two companies.

The payments of dividends from ACE's non-Bermuda based operating subsidiaries are also subject to laws and regulations, which vary by jurisdiction. The payment of any dividends from ACE Global Markets or its subsidiaries would be subject to applicable United Kingdom insurance law including those promulgated by the Society of Lloyd's. ACE INA's and ACE Financial Services' U.S. insurance subsidiaries may pay dividends, without prior regulatory approval, only from earned surplus and subject to the maintenance of a minimum capital requirement without prior regulatory approval. ACE INA's international subsidiaries are also subject to various insurance laws and regulations in the countries in which they operate. These regulations include restrictions that limit the amount of dividends that can be paid without prior approval of the insurance regulatory authorities.

During the years ended December 31, 2001 and 2000, ACE did not receive any dividends from ACE Global Markets, ACE INA or ACE Financial Services nor does ACE expect to receive dividends from these subsidiaries during 2002. Under the Lloyd's accounting model, syndicates in Lloyd's operate each year as an annual venture. Each "year of account" is held open for three years. At the end of three years, the "year of account" purchases reinsurance from the next open year (this purchase is known as "reinsurance to close" or "RITC") and distributes the remaining funds to the investors in the syndicate. ACE Global Markets has historically reinvested these funds in its operations, which have expanded each year. ACE INA has issued debt to provide partial financing for the ACE INA Acquisition and for other operating needs. This debt is serviced by dividends paid by ACE INA's insurance subsidiaries to ACE INA as well as other group resources. ACE Financial Services' U.S. insurance subsidiaries are limited in their dividend paying abilities due to their AA and AAA financial strength ratings.

Our consolidated sources of funds consist primarily of net premiums written, investment income and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments. After satisfying our cash requirements, excess cash flows from these underwriting and investing activities are used to build the investment portfolio and thereby increase future investment income.

Our insurance and reinsurance operations provide liquidity in that premiums are received in advance, generally substantially in advance, of the time claims are paid. Our consolidated net cash flow from operating activities was $1.4 billion in 2001, compared with $(427) million in 2000. The positive operating cash flows were generated from strong premium volume during the current year. This growth in premiums came from all segments in the group, including the new ACE Global Re life reinsurance division, which completed its first full year of operation in 2001. Net loss and loss expense payments were the same in 2001 and 2000 at $3.8 billion. Generally cash flows are affected by claim payments which, due to the nature of our operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. We believe that we have sufficient liquidity to meet our anticipated cash flow obligations, including those resulting from the September 11th tragedy. Although ongoing operations continue to generate positive cash flows, our cash flows are currently impacted by a large book of loss reserves from businesses in run-off. The run-off operations generated negative cash flows of $614 million and $729 million in 2001 and 2000, respectively, primarily due to claim payments. The run-off book of business continues to require cash to meet its liabilities and cash flows are very dependent on the timing of claim settlements.

Both internal and external forces influence our financial condition, results of operations and cash flows. Claim settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to us and the settlement of the liability for that loss. We believe that our cash balances, cash flow from operations, routine sales of investments and the liquidity provided by our credit facilities (discussed below) are adequate to meet expected cash requirements.

Capital Resources
Capital resources consist of funds deployed or available to be deployed to support our business operations. The following table summarizes the components of our capital resources as of December 31, 2001, 2000 and 1999:

(in millions of U.S. dollars)                        2001       2000        1999
--------------------------------------------------------------------------------
Shareholders' equity                               $6,107     $5,420      $4,451
Mezzanine equity                                      311        311           -
Trust preferred securities                            875        875         575
Long-term debt                                      1,349      1,424       1,424
Short-term debt                                       495        365       1,075
--------------------------------------------------------------------------------
Total capitalization                               $9,137     $8,395      $7,525
================================================================================
Debt to total capitalization                          20%        21%         33%
================================================================================

Our financial strength provides us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis. As noted in the table above, we have accessed both the debt and equity markets from time to time. Historically, this has primarily been in connection with acquisitions, although we did issue Ordinary Shares in October 2001 to provide additional capital to support growth in our operations. Our ability to access the capital markets is dependent on maintaining our debt and financial strength ratings. We are currently rated by the four major rating agencies.

In 1999, we filed a registration statement with the Securities and Exchange Commission utilizing a "shelf " registration process relating to a number of different types of debt and equity securities. Under this shelf process, we may sell the securities described in the registration statement up to a total offering price of $4 billion. We have utilized the shelf to issue the mezzanine equity, the trust preferred securities, the short- and long-term debt, as well as the equity offerings of $400 million in 2000 and $1.1 billion in October 2001. At December 31, 2001, $627 million of securities were available under the shelf filing.

Shareholders' Equity
The following table analyzes the movements in our shareholders' equity for the years ended December 31, 2001, 2000 and 1999:

(in millions of U.S. dollars)                          2001      2000      1999
--------------------------------------------------------------------------------
Balance, beginning of year                          $ 5,420   $ 4,451   $ 3,910
Net income (loss)                                      (147)      543       365
Change in net unrealized appreciation
(depreciation) on investments                            35       186      (186)
Dividends declared - Ordinary Shares                   (138)     (113)      (84)
Dividends declared - FELINE PRIDES                      (26)      (18)        -
Ordinary Shares issued in share offering              1,127       400         -
Repurchase of Ordinary Shares                          (179)        -         -
Other movements, net                                     15       (29)        6
Ordinary Shares issued in ACE Financial
Services transaction                                      -         -       367
Ordinary Shares issued in ACE INA transaction             -         -        73
--------------------------------------------------------------------------------
Balance, end of year                                $ 6,107   $ 5,420   $ 4,451
================================================================================

Our shareholders' equity increased by $687 million or 13 percent in 2001, primarily due to a public offering of shares. We completed the public offering of 32.89 million Ordinary Shares (which included the over-allotment option of 4.29 million shares) in October 2001 and raised approximately $1.1 billion. We have used the net proceeds of the Ordinary Share offering to expand our net underwriting capacity following the September 11th tragedy and for general corporate purposes.

As part of our capital management program, in November 2000, our Board of Directors authorized the repurchase of any ACE issued debt or capital securities including Ordinary Shares, up to an aggregate total of $250 million. During 2001, we repurchased and cancelled 6,760,900 Ordinary Shares under the program at a cost of $179.4 million. In November 2001, our Board of Directors replaced the existing authorization with a new authorization to repurchase any ACE issued debt or capital securities including Ordinary Shares, up to an aggregate total of $250 million. As of December 31, 2001, this authorization had not been utilized.

During 2001, we continued to pay quarterly dividends on our Ordinary Shares. In January 2001, and April 2001, we paid dividends of 13 cents per share to shareholders of record on December 29, 2000, and March 30, 2001, respectively. In July 2001, October 2001 and January 2002, we paid dividends of 15 cents per share to shareholders of record on July 29, 2001, September 28, 2001, and December 31, 2001, respectively. We have paid dividends each quarter since we became a public company in January 1993 and the quarterly dividend amount has increased each year. However, the declaration, payment and value of future dividends is at the discretion of our Board of Directors and will be dependent upon our profits, financial requirements and other factors, including legal restrictions on the payment of dividends and such other factors as our Board of Directors deems relevant.

Contractual Obligations and Commitments
The table below shows our contractual obligations and commitments including our payments due by period:

                                                Payments Due By Period
                                    --------------------------------------------
                                         Less than      1-3      4-5     After 5
(in millions of U.S. dollars)      Total    1 Year    Years    Years       Years
--------------------------------------------------------------------------------
Operating leases                 $   318     $  64    $ 120    $  80     $    54
Short-term debt                      495       495        -        -           -
Long-term debt                     1,349         -      400      299         650
Trust preferred securities           875       400        -        -         475
--------------------------------------------------------------------------------
Total contractual obligations
and commitments                  $ 3,037     $ 959    $ 520    $ 379     $ 1,179
================================================================================

Operating Lease Commitments
We lease office space in certain countries in which we operate under operating leases that expire at various dates through January 2017. We renew and enter into new leases in the ordinary course of business as required.

Short-Term Debt
Included in short-term debt are the ACE Financial Services $75 million 7.75 percent debentures which mature in November 2002. Upon maturity, we have the ability to either repay the debenture or obtain alternative financing in the capital markets.

In June 1999, we arranged certain commercial paper programs. The programs use revolving credit facilities as back-up facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of back-up facilities, which currently total $1.05 billion) for ACE and for ACE INA. The commercial paper for ACE and ACE INA is rated P1 by Moody's, A2 by Standard
& Poor's and F1 by Fitch.

Following the September 11th tragedy, our ability to access the commercial paper markets was disrupted, partly because certain of our debt ratings were placed on "negative watch". As we were unable to sell new commercial paper, we borrowed $180 million under the $800 million 364-day revolving credit facility to replace the maturing commercial paper. These funds were borrowed at rates which averaged
3.4 percent. During the fourth quarter of 2001, as an alternative to raising commercial paper, we entered into securities repurchase agreements with various counter-parties to raise short-term funds. Under these repurchase agreements, we agree to sell securities and repurchase them at a date in the future for a predetermined price, thereby creating liquidity. The proceeds of repurchase transactions and internal liquidity were used to repay maturing commercial paper of $215 million and the bank borrowings of $180 million. At December 31, 2001, amounts due to brokers under the repurchase agreements amounted to $395 million. The average cost of borrowing using repurchase transactions was 2.0 percent.

Long-Term Debt
Our total long-term debt of $1.3 billion is described in Note 9 to our Consolidated Financial Statements. The following instruments have specific collateral triggers. In 1998, ACE US Holdings issued $250 million of unsecured senior notes that mature in October 2008. Simultaneously, we have entered into a notional $250 million swap transaction that has the economic effect of reducing our cost of borrowing. Fixed maturity securities of approximately $90 million are pledged as collateral for the swap transaction. In December 1999, ACE INA issued $300 million of unsecured subordinated notes that mature in December 2009. Simultaneously, we entered into a notional $300 million swap transaction that has the economic effect of reducing our cost of borrowing. Fixed maturity securities totaling approximately $105 million are pledged as collateral in connection with the swap transaction.

Under these two issuances, we would be required to provide collateral of $300 million and $250 million, respectively, if Standard & Poor's downgraded our debt rating to BB+ or lower (currently A-), or downgraded ACE Bermuda's financial strength rating to BBB- or lower (currently A+). Although there can be no assurance, we believe it is unlikely that either of these two events will occur. In the event that we terminate either of the swaps prematurely, we would be liable for certain transaction costs. The counter-party in each swap is a highly rated major financial institution and management does not anticipate non-performance.

The "negative watches" on our debt ratings have now been lifted. Subsequent to year-end we raised commercial paper and repaid $335 million of the amounts due to brokers under the repurchase agreements.

We continue to have access to substantial liquidity resources. In the event of any future disruption to the commercial paper markets, we have access to our cash resources, short-term investments and our substantial investment portfolio. We also have the ability to draw down on our existing $1.05 billion of credit facilities. In addition, we have the ability to enter into repurchase agreements to provide liquidity. The covenants of our existing credit facilities limit our borrowing under repurchase agreements to $800 million.

Trust Preferred Securities
During 1999 and 2000, we issued $800 million of trust preferred securities. The funds generated from these issues were used to partially finance the ACE INA Acquisition. These securities consist of:

(i) $400 million company-obligated mandatorily redeemable preferred shares ($100 million and $300 million) issued by two business trusts wholly owned by us and,

(ii) $400 million Auction Rate Reset Preferred Securities ("RHINO Preferred Securities") issued by a business trust wholly owned by us ("RHINOS Trust").

We also have outstanding $75 million of monthly income preferred securities issued by one of our subsidiary limited liability companies.

Each of the four series of preferred securities was issued by a special purpose entity, three trusts and a limited liability company, that is wholly owned by us. The sole assets of the special purpose entities are debt instruments issued by one or more of our subsidiaries. The special purpose entities look to payments on the debt instruments to make payments on the preferred securities. We have guaranteed the payments on these debt securities. The trustees of the trusts and the managers of the limited liability company include one or more of our officers and at least one independent trustee or manager, such as a bank or trust company. Our officers serving as trustees of the trusts or managers of the limited liability company do not receive any compensation or other remuneration for their services in such capacity. The full $875 million of outstanding preferred stock is shown on our consolidated balance sheet as a liability. Additional information with respect to the preferred securities is contained in
Note 9 to our financial statements.

The RHINO Preferred Securities were issued in June 1999 and mature on September 30, 2002. These securities are subject to certain remarketing provisions if the trading price of our Ordinary Shares falls below $18.83. If the remarketing fails, the holder has the right to require us to repurchase the RHINO Preferred Securities. Our Ordinary Shares did trade below $18.83 following the September 11th tragedy but the holders of these securities did not exercise their remarketing rights. Since that time, our share price has increased substantially and at December 31, 2001, the trading price of our Ordinary Shares was $40.15. In September 2000, we issued $400 million of Ordinary Shares, the proceeds of which support ACE's guarantee of the $412 million principal amount of the Subordinated Notes held by the RHINOS Trust. These proceeds are available to repay the RHINO Preferred Securities if and when required. None of the other three series of preferred securities is mandatorily redeemable prior to maturity except upon the occurrence of an event of default. Events of default include the failure to make interest or principal payments on the preferred securities or underlying debt securities, breaches of covenants contained in the indentures governing the underlying debt securities, payment defaults on indebtedness of $50 million or more, accelerations of indebtedness of $50 million or more and certain events of bankruptcy. The maturity of the preferred securities and underlying debt securities will not be accelerated as a result of adverse changes in our credit rating, financial ratios, earnings, cash flows, or stock price.

Credit Facilities
In April 2001, we renewed our $800 million, 364-day revolving credit facility. This facility, together with our $250 million, five-year revolving credit facility, which was last renewed in May 2000, is available for general corporate purposes and each of the facilities may also be used as commercial paper back-up facilities (see Note 8c of the Consolidated Financial Statements). The five-year facility also permits the issuance of letters of credit. In 2000, an amount of $25 million was drawn under the five-year facility. This remains outstanding at December 31, 2001.

In November 2001, to fulfill the requirements of Lloyd's for open years of account, we renewed and increased a syndicated uncollateralized, five-year letter of credit ("LOC") facility in the amount of (Pound)440 million (approximately $625 million). This facility was originally arranged in 1998. In addition to the covenants noted below, the facility requires that collateral be posted if the financial strength rating of the guarantor, ACE Bermuda, falls to Standard and Poor's BBB+ or less.

As our Bermuda-based subsidiaries are not admitted insurers and reinsurers in the United States, the terms of certain insurance and reinsurance contracts require them to provide LOCs to clients. ACE Global Markets are required to satisfy certain United States regulatory trust fund requirements which can be met by the issuance of LOCs. In August 2001, we arranged a $450 million unsecured syndicated, one year LOC facility for general business purposes, including the issuance of insurance and reinsurance letters of credit. This facility replaced an LOC facility originally arranged in September 1999 and renewed in September 2000. Usage under this facility was $373 million at December 31, 2001. In December 2001, we arranged a $500 million secured syndicated, one-year LOC facility for general business purposes, including the issuance of insurance and reinsurance letters of credit. This additional capacity was required to meet the increased requirements for LOCs arising principally from ACE Tempest Re's growing life reinsurance operations and U.S. regulatory trust fund requirements of ACE Global Markets arising from the September 11th tragedy. Usage under this facility was $130 million as of December 31, 2001. The LOCs issued under these facilities are principally used to support unpaid losses and loss expenses already reflected in our balance sheet.

All of the above facilities require that we maintain certain covenants. These covenants include:

(i) a minimum consolidated tangible net worth covenant of $3.6 billion plus 25 percent of cumulative net income since March 31, 2000 and;

(ii) maximum debt to total capitalization of 35 percent. Under this covenant, debt does not include trust preferred securities or mezzanine equity except where the ratio of the sum of trust preferred securities and mezzanine equity to total capitalization is greater than 15 percent. In this circumstance, the surplus greater than 15 percent would be included in the debt to total capitalization ratio.

At December 31, 2001, the minimum consolidated net worth requirement under the covenant was $3.8 billion and our actual consolidated net worth as calculated under the covenant was $6.0 billion and our ratio of debt to total capitalization was 20 percent.

Our failure to meet these covenants would result in an event of default and we could be required to repay any outstanding borrowings under these facilities. The covenants also provide that failure to meet commitments of $25 million or more under any of these facilities would result in default of the other facilities.

As of December 31, 2001, ACE Guaranty Re Inc. was party to a non-recourse credit facility which provides up to $150 million specifically designed to provide rating agency qualified capital to further support ACE Guaranty Re Inc. claims-paying resources. During 2001, the facility's expiry date was extended to October 2008. ACE Guaranty Re Inc. has not borrowed under this credit facility.


We also maintain various other LOC facilities, both collateralized and uncollateralized, for general corporate purposes. At December 31, 2001, the aggregate availability under these facilities was $533 million and usage was $307 million.

Market-Sensitive Instruments and Risk Management
Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. We are exposed to potential loss to various market risks, including changes in interest rates and foreign currency exchange rates. Our investment portfolio consists of both fixed income and equity securities, denominated in both U.S. and foreign currencies, which are sensitive to changes in interest rates, equity prices and foreign currency exchange rates. Therefore earnings would be effected by changes in interest rates, equity prices and foreign currency exchange rates. We use investment derivative instruments such as futures, options, interest rate swaps, and foreign currency forward contracts for duration management and management of foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market-sensitive instruments which are subject to changes in market values, with changes in interest rates.

Duration Management and Market Exposure Management
We utilize financial futures, options, interest rate swaps, and foreign currency forward contracts for the purpose of managing certain investment portfolio exposures. These instruments are recognized as assets or liabilities in our consolidated financial statements and changes in market value are included in net realized gains or losses on investments in the consolidated statements of operations. The market value of mortgage-backed securities, another category of market sensitive instruments, was $2.3 billion at December 31, 2001, or approximately 15 percent of the total investment portfolio, compared with $1.7 billion or 13 percent in 2000. Mortgage-backed securities include pass-through mortgage bonds and collateralized mortgage obligations.

Our exposure to interest rate risk is concentrated in our investment portfolio, and to a lessor extent, our debt obligations. A hypothetical adverse parallel shift in the treasury yield curve of 100 basis points would have resulted in a decrease in total return of 3.2 percent on our fixed income portfolio in 2001 compared with 3.8 percent in 2000. This equates to a decrease in market value of approximately $452 million on a fixed income portfolio valued at $14 billion at December 31, 2001, and $450 million on a fixed income portfolio valued at $12 billion at December 31, 2000. An immediate time horizon was used as this presents the worse case scenario.

Our portfolio of equity securities, which we carry on our balance sheet at fair value, has exposure to price risk. This risk is defined as the potential loss in fair value resulting from adverse changes in prices. In addition, we attain exposure to the equity markets through the use of derivative instruments which also have exposure to price risk. Our U.S. equity exposure in the portfolio is highly correlated with the Standard and Poor's 500 index and changes in this index would approximate the impact on our portfolio. Our international equity portfolio has exposure to a broad range of non-U.S. equity markets, primarily in those countries where we have insurance operations. These portfolios are correlated to movement in each country's broad equity market. The combined equity exposure through both our equity portfolio and derivative instruments was valued at $805 million at December 31, 2001. A hypothetical 10 percent decline in the price of each stock in these portfolios and the index correlated to the derivative instruments would have resulted in an $81 million decline in fair value. Changes in fair value of these derivative instruments are recorded as realized gains or losses in the consolidated statements of operations. Changes in the fair value of our equity portfolio are recorded as unrealized appreciation (depreciation) and are included as other comprehensive income in shareholders' equity.

Our exposure to foreign exchange risk is concentrated in our net invested assets denominated in foreign currencies. Our international operations use cash flows to purchase these investments to hedge insurance reserves and other liabilities denominated in the same currencies. At December 31, 2001, our net asset exposure to foreign currencies was not material.

Derivatives
As of January 1, 2001, we adopted FAS 133 which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. As of December 31, 2001, we had no derivatives that were designated as hedges.

We maintain investments in derivative instruments such as futures, options, interest rate swaps, and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. We have historically recorded the changes in market value of these instruments as realized gains or losses in our consolidated statement of operations and, accordingly, FAS 133, as amended, did not have a significant impact on the results of operations, financial condition or liquidity in future periods as it relates to these instruments.

Certain products (principally credit protection oriented) issued by the ACE Financial Services segment have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. Effective January 1, 2001, we record these products at their fair value,which is determined principally through obtaining quotes from independent dealers and counterparties.

We recorded an expense related to the cumulative effect of adopting this standard of $23 million, net of income tax of $12 million. We have recorded in net realized gains (losses) on investments, a pretax loss of $17 million to reflect the change in the fair value of derivatives during the year. The level of gains and losses resulting from changes in the fair value of derivatives on a prospective basis is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors. Our involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate our own risk and is not considered speculative in nature.

New Accounting Pronouncement
In June 2001, FASB issued FAS 142. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As required, we have adopted FAS 142 on January 1, 2002, and ceased amortizing goodwill at that time. All goodwill recognized in our consolidated balance sheet at January 1, 2002 will be assigned to one or more reporting units. Goodwill in each reporting unit should be tested for impairment by June 30, 2002. An impairment loss recognized as a result of a transitional impairment test of goodwill should be reported as the cumulative effect of a change in accounting principle. We do not expect any impairment in goodwill to arise from testing during initial adoption.

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


/s/ Brian Duperreault                                /s/ Philip V. Bancroft
------------------------------------                 ---------------------------
Brian Duperreault                                    Philip V. Bancroft
Chairman and Chief Executive Officer                 Chief Financial Officer

Report of Independent Accountants


To the Board of Directors and Shareholders of ACE Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2m to the financial statements, the Company changed its method of accounting for derivatives in 2001.



PricewaterhouseCoopers LLP
New York, New York
February 13, 2002

Consolidated Balance Sheets
ACE Limited and Subsidiaries


December 31, 2001 and 2000
(in thousands of U.S. dollars except share and per share data)                         2001           2000
----------------------------------------------------------------------------------------------------------
Assets
Investments and cash
  Fixed maturities available for sale, at fair value (amortized cost -
    $12,794,444 and $10,640,937)                                               $ 13,000,165   $ 10,721,309
  Equity securities, at fair value (cost - $516,028 and $495,049)                   467,566        532,046
  Short-term investments, at fair value                                           1,205,795      1,369,784
  Other investments (cost - $569,045 and $518,130)                                  591,006        531,116
  Cash                                                                              671,381        608,069
----------------------------------------------------------------------------------------------------------
Total investments and cash                                                       15,935,913     13,762,324
Accrued investment income                                                           213,821        183,011
Insurance and reinsurance balances receivable                                     2,521,562      2,095,573
Accounts and notes receivable                                                       242,724        388,996
Reinsurance recoverable                                                          11,398,446      8,994,940
Deferred policy acquisition costs                                                   679,281        572,757
Prepaid reinsurance premiums                                                      1,222,795        857,745
Goodwill                                                                          2,772,094      2,846,709
Deferred tax assets                                                               1,250,835      1,144,261
Other assets                                                                        949,293        843,210
----------------------------------------------------------------------------------------------------------
Total assets                                                                   $ 37,186,764   $ 31,689,526
==========================================================================================================
Liabilities
Unpaid losses and loss expenses                                                $ 20,728,122   $ 17,388,394
Unearned premiums                                                                 3,853,429      3,035,288
Future policy benefits for life and annuity contracts                               382,730              -
Premiums received in advance                                                         57,486         63,123
Insurance and reinsurance balances payable                                        1,418,001      1,319,091
Contract holder deposit funds                                                       101,187        139,056
Accounts payable, accrued expenses and other liabilities                          1,466,127      1,316,449
Dividends payable                                                                    42,044         33,127
Short-term debt                                                                     495,408        364,509
Long-term debt                                                                    1,349,473      1,424,228
Trust preferred securities                                                          875,000        875,000
----------------------------------------------------------------------------------------------------------
Total liabilities                                                                30,769,007     25,958,265
==========================================================================================================


December 31, 2001 and 2000
(in thousands of U.S. dollars except share and per share data)                         2001         2000
---------------------------------------------------------------------------------------------------------
Commitments and contingencies
Mezzanine equity                                                                $   311,050   $  311,050
---------------------------------------------------------------------------------------------------------
Shareholders' equity
Ordinary Shares ($0.041666667 par value, 300,000,000 shares authorized;
  259,861,205 and 232,346,579 shares issued and outstanding)                         10,828         9,681
Additional paid-in capital                                                        3,710,698     2,637,085
Unearned stock grant compensation                                                   (37,994)      (29,642)
Retained earnings                                                                 2,321,576     2,733,633
Deferred compensation obligation                                                     16,497        14,597
Accumulated other comprehensive income                                              101,599        69,454
Ordinary Shares issued to employee trust                                            (16,497)      (14,597)
---------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                        6,106,707     5,420,211
---------------------------------------------------------------------------------------------------------
Total liabilities, mezzanine equity and shareholders' equity                    $37,186,764   $31,689,526
=========================================================================================================

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations
ACE Limited and Subsidiaries

For the years ended December 31,
(in thousands of U.S. dollars, except per share data)                   2001          2000           1999
---------------------------------------------------------------------------------------------------------
Revenues
Gross premiums written
  Property and casualty premiums                                 $ 9,751,310   $ 7,586,771    $ 3,869,157
  Life and annuity premiums                                          414,052             -              -
---------------------------------------------------------------------------------------------------------
                                                                  10,165,362     7,586,771      3,869,157

Reinsurance premiums ceded                                        (3,801,748)   (2,707,417)    (1,373,809)
---------------------------------------------------------------------------------------------------------

Net premiums written
  Property and casualty premiums                                   5,955,924     4,879,354      2,495,348
  Life and annuity premiums                                          407,690             -              -
---------------------------------------------------------------------------------------------------------
                                                                   6,363,614     4,879,354      2,495,348
Change in unearned premiums                                         (446,437)     (344,591)        (9,611)
---------------------------------------------------------------------------------------------------------

Net premiums earned
  Property and casualty premiums                                   5,510,897     4,534,763      2,485,737
  Life and annuity premiums                                          406,280             -              -
---------------------------------------------------------------------------------------------------------
                                                                   5,917,177     4,534,763      2,485,737

Net investment income                                                785,869       770,855        493,337
Net realized gains (losses) on investments                           (58,359)      (38,961)        37,916
---------------------------------------------------------------------------------------------------------
Total revenues                                                   $ 6,644,687   $ 5,266,657    $ 3,016,990
=========================================================================================================


For the years ended December 31,
(in thousands of U.S. dollars, except per share data)                                 2001         2000          1999
---------------------------------------------------------------------------------------------------------------------
Expenses
Losses and loss expenses                                                        $4,552,456   $2,936,065    $1,639,543
Life and annuity benefits                                                          401,229            -             -
Policy acquisition costs                                                           784,664      650,741       338,076
Administrative expenses                                                            830,003      742,691       495,236
Amortization of goodwill                                                            79,571       78,820        45,350
Interest expense                                                                   199,182      221,450       105,138
---------------------------------------------------------------------------------------------------------------------
Total expenses                                                                   6,847,105    4,629,767     2,623,343
=====================================================================================================================
Income (loss) before income tax and cumulative effect of adopting a new
  accounting standard                                                             (202,418)     636,890       393,647
Income tax expense (benefit)                                                       (78,674)      93,908        28,684
---------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of adopting a new accounting standard      (123,744)     542,982       364,963
Cumulative effect of adopting a new accounting standard (net of income tax)        (22,670)           -             -
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                               $ (146,414)  $  542,982    $  364,963
=====================================================================================================================
Basic earnings (loss) per share before cumulative effect of adopting a new
  accounting standard                                                           $    (0.64)  $     2.37    $     1.88
Basic earnings (loss) per share                                                 $    (0.74)  $     2.37    $     1.88
---------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share before cumulative effect of adopting a new
  accounting standard                                                           $    (0.64)  $     2.31    $     1.85
Diluted earnings (loss) per share                                               $    (0.74)  $     2.31    $     1.85
=====================================================================================================================

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity
ACE Limited and Subsidiaries


For the years ended December 31,
(in thousands of U.S. dollars)                                               2001        2000         1999
----------------------------------------------------------------------------------------------------------
Ordinary Shares
Balance - beginning of year                                            $    9,681  $    9,061   $    8,070
Shares issued                                                               1,380         542            -
Exercise of stock options                                                      69          76           15
Issued under Employee Stock Purchase Plan (ESPP)                                9           2            1
Repurchase of Shares                                                         (282)          -            -
Cancellation of Ordinary Shares                                               (29)          -            -
Shares issued in ACE Financial Services transaction                             -           -          867
Shares issued in ACE INA transaction                                            -           -          108
----------------------------------------------------------------------------------------------------------
Balance - end of year                                                      10,828       9,681        9,061
==========================================================================================================
Additional paid-in capital
Balance - beginning of year                                             2,637,085   2,214,989    1,767,188
Ordinary Shares issued                                                  1,135,328     406,561            -
Exercise of stock options                                                  32,597      31,259        5,658
Ordinary Shares issued under ESPP                                           6,065       1,232        1,150
Equity offering expenses                                                     (830)     (7,072)           -
Cancellation of Ordinary Shares                                           (22,698)          -            -
Repurchase of Ordinary Shares                                             (76,849)          -            -
FELINE PRIDES issuance cost                                                     -      (9,884)           -
Ordinary Shares issued in ACE Financial Services transaction                    -           -      366,009
Ordinary Shares issued in ACE INA transaction                                   -           -       72,484
Options issued in ACE Financial Services transaction                            -           -        2,500
----------------------------------------------------------------------------------------------------------
Balance - end of year                                                   3,710,698   2,637,085    2,214,989
==========================================================================================================
Unearned stock grant compensation
Balance - beginning of year                                               (29,642)    (28,908)     (15,087)
Stock grants awarded                                                      (22,559)    (10,346)     (21,706)
Stock grants forfeited                                                      4,533           -          312
Amortization                                                                9,674       9,612        7,573
----------------------------------------------------------------------------------------------------------
Balance - end of year                                                  $  (37,994) $  (29,642)  $  (28,908)
==========================================================================================================


For the years ended December 31,
(in thousands of U.S. dollars)                                            2001          2000         1999
---------------------------------------------------------------------------------------------------------
Retained earnings
Balance - beginning of year                                         $2,733,633    $2,321,570   $2,040,664
Net income (loss)                                                     (146,414)      542,982      364,963
Dividends declared on Ordinary Shares                                 (137,734)     (112,528)     (84,057)
Dividends declared on FELINE PRIDES                                    (25,594)      (18,391)           -
Repurchase of Ordinary Shares                                         (102,315)            -            -
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                2,321,576     2,733,633    2,321,570
=========================================================================================================
Deferred compensation obligation
Balance - beginning of year                                             14,597        14,563        9,900
Increase to obligation                                                   1,900            34        4,663
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                   16,497        14,597       14,563
=========================================================================================================
Accumulated other comprehensive income
Net unrealized appreciation (depreciation) on investments
Balance - beginning of year                                            102,335       (83,327)     102,271
Change in year, net of tax                                              34,581       185,662     (185,598)
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                  136,916       102,335      (83,327)
=========================================================================================================
Cumulative translation adjustments
Balance - beginning of year                                            (32,881)       17,175        6,471
Net adjustment for period, net of tax                                   (2,436)      (50,056)      10,704
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                  (35,317)      (32,881)      17,175
---------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)                          101,599        69,454      (66,152)
=========================================================================================================
Ordinary Shares issued to employee trust
Balance - beginning of year                                            (14,597)      (14,563)      (9,900)
Increases in Ordinary Shares                                            (1,900)          (34)      (4,663)
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                  (16,497)      (14,597)     (14,563)
=========================================================================================================
Total shareholders' equity                                          $6,106,707    $5,420,211   $4,450,560
=========================================================================================================

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
ACE Limited and Subsidiaries


For years ended December 31,
(in thousands of U.S. dollars)                                                 2001          2000          1999
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                                                      $   (146,414) $    542,982  $    364,963
Adjustments to reconcile net income to net cash provided by operating activities:
 Unpaid losses and loss expenses, net of reinsurance recoverable            965,983      (329,072)   (1,098,795)
 Unearned premiums                                                          771,039       574,244        71,658
 Future policy benefits for life and annuity contracts                      382,730             -             -
 Prepaid reinsurance premiums                                              (365,050)     (256,501)      (65,068)
 Deferred income taxes                                                     (118,058)       33,827       (46,853)
 Net realized (gains) losses on investments                                  58,359        38,961       (37,916)
 Amortization of premium/discounts on fixed maturities                       (2,019)       (7,377)       (8,712)
 Amortization of goodwill                                                    79,571        78,820        45,350
 Deferred policy acquisition costs                                         (112,714)      (50,626)       (7,282)
 Insurance and reinsurance balances receivable                             (449,585)     (175,809)      (41,199)
 Premiums received in advance                                                (5,637)         (636)        1,088
 Insurance and reinsurance balances payable                                 110,809      (415,310)      440,607
 Accounts payable, accrued expenses and other liabilities                   160,646      (373,733)      (89,171)
 Net change in contract holder deposit funds                                (31,670)      (49,825)       (3,814)
 Cumulative effect of adopting a new accounting standard                     22,670             -             -
 Other                                                                       32,345       (37,117)       14,292
---------------------------------------------------------------------------------------------------------------
Net cash flows from (used for) operating activities                    $  1,353,005  $   (427,172) $   (460,852)
===============================================================================================================
Cash flows from investing activities
Purchases of fixed maturities                                           (16,847,920)  (11,476,638)  (17,853,323)
Purchases of equity securities                                             (210,936)     (411,022)     (368,923)
Sales of fixed maturities                                                14,733,578    11,521,678    18,553,593
Sales of equity securities                                                  204,842       793,499       421,365
Maturities of fixed maturities                                               44,929        68,869       437,665
Net realized gains (losses) on financial future contracts                   (21,976)      (48,227)       68,311
Other investments                                                           (89,115)     (214,416)     (139,034)
Acquisitions of subsidiaries, net of cash acquired                                -             -    (2,679,216)
---------------------------------------------------------------------------------------------------------------
Net cash from (used for) investing activities                          $ (2,186,598) $    233,743  $ (1,559,562)
===============================================================================================================


For the years ended December 31,
(in thousands of U.S. dollars)                                              2001          2000          1999
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Dividends paid on Ordinary Shares                                     $ (128,745)  $  (106,459)   $  (77,836)
Dividends paid on FELINE PRIDES                                          (25,666)      (15,254)            -
Repurchase of Ordinary Shares                                           (179,446)            -             -
Proceeds from short-term debt                                             56,144       314,623     1,049,585
Net proceeds from issuance of Ordinary Shares                          1,135,878       400,320             -
Proceeds from exercise of options for Ordinary Shares                     32,666        31,335         5,672
Proceeds from shares issued under Employee Stock Purchase Plan             6,074         1,234         1,151
Repayment of bank debt                                                         -    (1,024,699)     (198,816)
Issuance costs of FELINE PRIDES                                                -        (9,884)            -
Proceeds from long-term debt                                                   -             -     1,099,334
Proceeds from issuance of trust preferred securities                           -       300,000       500,000
Proceeds from issuance of FELINE PRIDES                                        -       311,050             -
------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                    $  896,905   $   202,266    $2,379,090
============================================================================================================
Net increase in cash                                                      63,312         8,837       358,676
Cash - beginning of year                                                 608,069       599,232       240,556
------------------------------------------------------------------------------------------------------------
Cash - end of year                                                    $  671,381   $   608,069    $  599,232
============================================================================================================
Supplemental cash flow information
Taxes paid                                                            $   28,513   $    38,817    $   29,532
Interest paid                                                         $  220,155   $   224,787    $   73,021
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income
ACE Limited and Subsidiaries


For years ended December 31,
(in thousands of U.S. dollars)                                                      2001       2000       1999
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                              $(146,414)  $542,982  $ 364,963
Other comprehensive income (loss)
Net unrealized appreciation (depreciation) on investments
 Unrealized appreciation (depreciation) on investments                            65,168    220,901   (130,832)
 Less: reclassification adjustment for net realized (gains) losses included in
  net income                                                                     (16,303)    (7,219)   (60,145)
--------------------------------------------------------------------------------------------------------------
                                                                                  48,865    213,682   (190,977)
Cumulative translation adjustments                                                (6,646)   (70,448)    18,008
--------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), before income tax                              42,219    143,234   (172,969)
Income tax expense related to other comprehensive income items                   (10,074)    (7,628)    (1,925)
--------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                 32,145    135,606   (174,894)
--------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                    $(114,269)  $678,588  $ 190,069
==============================================================================================================


See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements
ACE Limited and Subsidiaries


1. General

ACE Limited ("ACE" or "the Company") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its business office in Bermuda. The Company, through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds worldwide. In addition, ACE, through ACE Global Markets, provides funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies, which are wholly owned subsidiaries of ACE. ACE operates through six business segments:
ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International and ACE Financial Services. These segments are described in Note 18.

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

b) Investments

The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Short-term investments comprise securities due to mature within one year of date of issue. Short-term investments include certain cash and cash equivalents, which are part of investment portfolios under the management of external investment managers.

Securities sold under agreements to repurchase (liabilities) are accounted for as collateralized investments and borrowings and are recorded at the contractual repurchase amounts plus accrued interest. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferror, through right of substitution, maintains the right and ability to redeem the collateral on short notice.

Other investments principally comprise direct investments, investments in investment funds and investments in limited partnerships. For direct investments that meet the requirements for equity accounting, the Company accrues its portion of the net income or loss of the investment. Other direct investments are carried at fair value. Where fair values are not publicly available, the investments are carried at estimated fair value. Investments in investment funds are carried at the net asset value as advised by the fund. Investments in limited partnerships are accounted for using the equity method.

Realized gains or losses on sales of investments are determined on a first-in, first-out basis. Unrealized appreciation (depreciation) on investments is included as other comprehensive income in shareholders' equity. The Company evaluates the carrying value of its investments and if any of its investments experience a decline in value that is considered other than temporary, the Company records a realized loss in the statement of operations.

ACE Limited and Subsidiaries


The Company utilizes financial futures, options, interest rate swaps and foreign currency forward contracts for the purpose of managing certain investment portfolio exposures (see Note 8 for additional discussion of the objectives and strategies employed). These instruments are recognized as assets or liabilities in the accompanying consolidated financial statements and changes in market value are included in net realized gains or losses on investments in the consolidated statements of operations.

Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in short-term investments.

Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

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

Reinsurance premiums from traditional life and annuity policies with life contingencies are generally recognized as revenue when due from policyholders. Traditional life policies include those contracts with fixed and guaranteed premiums and benefits. Benefits and expenses are matched with such income to result in the recognition of profit over the life of the contracts.

Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force. Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred.

Financial guarantee premiums that are received upon inception of the policy are earned pro rata over the period of risk. Installment premiums are earned over each installment period, generally one year or less.

The Company underwrites loss portfolio transfer contracts. These contracts, which meet the established criteria for reinsurance accounting, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses. The contracts, when written, can cause significant variances in gross premiums written, net premiums written, net premiums earned, net incurred losses, as well as the loss and loss expense ratio and underwriting and administrative expense ratio.

Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

d) Earnings per share

Basic earnings per share is calculated utilizing the weighted average shares outstanding. All potentially dilutive securities including FELINE PRIDES, unvested restricted stock, stock options, warrants and convertible securities are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted average shares outstanding is increased to include all potentially dilutive securities. The incremental shares from assumed conversions are not included in computing diluted loss per share amounts as these shares are considered anti-dilutive. Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.

e) Policy acquisition costs

Policy acquisition costs consist of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium. Acquisition costs are deferred and amortized over the period in which the related premiums are earned, or for annuities over the pattern of estimated gross profit. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed.

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

The development of life and annuity policy reserves requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and information provided by ceding companies. Actual results could differ materially from these estimates.

Management monitors actual experience, and where circumstances warrant, will revise its assumptions and the related reserve estimates. These revisions are recorded in the period they are determined.

In accordance with industry standards, the financial guaranty unpaid losses and loss expenses have been discounted using an average rate of 6 percent in both 2001 and 2000.

g) Contract holder deposit funds

Contract holder deposit funds represents a liability for an investment contract sold that does not meet the definition of an insurance contract under Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts." The investment contracts are sold with a guaranteed rate of return. The proceeds are then invested with the intent of realizing a greater return than is called for in the investment contract.

h) Goodwill

Goodwill represents the excess of the cost of acquisitions over the identifiable net assets acquired. The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the estimated useful lives, which range from 25 to 40 years. In June 2001, FASB issued FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). As required, the Company will adopt FAS 142 on January 1, 2002 and will cease amortizing goodwill at that time.

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

ACE Limited and Subsidiaries


j) Translation of foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with FAS No. 52, "Foreign Currency Translation" ("FAS 52"). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in current income.

k) Income taxes

Income taxes have been provided in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes" on those operations which are subject to income taxes (see Note 14). Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, uncollectible reinsurance, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

l) Cash flow information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

m) Derivatives

The Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities as of January 1, 2001. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. As of December 31, 2001, the Company had no derivatives that were designated as hedges.

The Company maintains investments in derivative instruments such as futures, options, interest rate swaps and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. The Company has historically recorded the changes in market value of these instruments as realized gains or losses in the consolidated statements of operations and, accordingly, FAS 133, as amended, did not have a significant impact on the results of operations, financial condition or liquidity as it relates to these instruments.

Certain products (principally credit protection oriented) issued by the ACE Financial Services segment have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. Included in premiums written is $76 million related to these products. Effective January 1, 2001, the Company records these products at their fair value, which is determined principally through obtaining quotes from independent dealers and counterparties.

The Company recorded an expense related to the cumulative effect of adopting this standard of $23 million, net of income tax of $12 million. The Company has recorded in net realized gains (losses) on investments, a pretax loss of $17 million to reflect the change in the fair value of derivatives during the year. The level of gains and losses resulting from changes in the fair value of derivatives on a prospective basis is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors. The Company's involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate its own risk and is not considered speculative in nature.

n) New accounting pronouncements

In June 2001, FASB issued FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As required, the Company will adopt FAS 142 on January 1, 2002 and will cease amortizing goodwill at that time. All goodwill recognized in the Company's consolidated balance sheet at January 1, 2002 will be assigned to one or more reporting units. Goodwill in each reporting unit should be tested for impairment by June 30, 2002. An impairment loss recognized as a result of a transitional impairment test of goodwill should be reported as the cumulative effect of a change in accounting principle. The Company does not expect any impairment in goodwill to arise from testing during initial adoption.

3. Acquisitions

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

Under the terms of the ACE INA Acquisition Agreement, CIGNA agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third-party reinsurer. Contemporaneous with the consummation of the ACE INA Acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., for aggregate coverage of $2.5 billion. This coverage attaches at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion.

On December 30, 1999, the Company acquired Capital Re Corporation ("Capital Re") which is engaged in the financial guaranty reinsurance business. Following the acquisition the name of the company was changed to ACE Financial Services, Inc. Under the terms of the acquisition agreement, the Company paid aggregate consideration of $110.3 million in cash and issued approximately 20.8 million ACE Ordinary Shares. These shares were capitalized at a value of $17.625 per share, which was determined in accordance with the Emerging Issues Task Force ("EITF") 95-19 consensus that deals with the value of equity securities issued to effect a purchase combination. The total value of the acquisition amounted to $588 million, which includes the value of stock options and restricted stock of Capital Re that were converted into stock options and restricted stock of ACE and transaction costs. The Capital Re acquisition was recorded using the purchase method of accounting and accordingly, the consolidated financial statements include the results of Capital Re and its subsidiaries from December 30, 1999, the date of acquisition. Approximately $105 million of goodwill was generated as a result of the acquisition. As Capital Re was acquired on December 30, 1999, the Company has not reflected any operations from this segment during 1999.

ACE Limited and Subsidiaries


4. Investments

a) Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2001 and 2000 are as follows:

                                                                        2001                          2000
                                                            -----------------------------------------------------------
(in thousands of U.S. dollars)                               Fair Value   Amortized Cost    Fair Value   Amortized Cost
-----------------------------------------------------------------------------------------------------------------------
U.S. Treasury and agency                                    $ 1,344,076      $ 1,314,524   $ 1,216,544      $ 1,179,018
Non-U.S. governments                                          1,428,977        1,403,053     1,250,712        1,205,424
Corporate securities                                          6,743,090        6,687,887     5,378,203        5,450,681
Mortgage-backed securities                                    2,322,951        2,272,111     1,712,949        1,689,849
States, municipalities and political subdivisions             1,161,071        1,116,869     1,162,901        1,115,965
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities                                            $13,000,165      $12,794,444   $10,721,309      $10,640,937
=======================================================================================================================


The gross unrealized appreciation (depreciation) related to fixed maturities at December 31, 2001 and 2000 are as follows:

                                                                        2001                          2000
                                                            -----------------------------------------------------------
                                                                  Gross            Gross         Gross            Gross
                                                             Unrealized       Unrealized    Unrealized       Unrealized
(in thousands of U.S. dollars)                             Appreciation     Depreciation  Appreciation     Depreciation
-----------------------------------------------------------------------------------------------------------------------
U.S. Treasury and agency                                    $    38,499      $    (8,947)  $    38,566      $    (1,040)
Non-U.S. governments                                             32,993           (7,068)       54,494           (9,206)
Corporate securities                                            179,028         (123,826)       70,868         (143,346)
Mortgage-backed securities                                       60,345           (9,505)       30,316           (7,216)
States, municipalities and political subdivisions                50,105           (5,903)       48,213           (1,277)
-----------------------------------------------------------------------------------------------------------------------
                                                            $   360,970      $  (155,249)  $   242,457      $  (162,085)
=======================================================================================================================

Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 81 percent of the total mortgage holdings at December 31, 2001, and 74 percent at December 31, 2000, are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMOs (Collateralized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies. Fixed maturities at December 31, 2001, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.


(in thousands of U.S. dollars)                  Fair Value       Amortized Cost
-------------------------------------------------------------------------------
Maturity period
Less than 1 year                               $   776,130          $   757,954
1-5 years                                        4,553,390            4,463,448
5-10 years                                       3,959,947            3,940,549
Greater than 10 years                            1,387,747            1,360,382
-------------------------------------------------------------------------------
                                               $10,677,214          $10,522,333
Mortgage-backed securities                       2,322,951            2,272,111
-------------------------------------------------------------------------------
Total fixed maturities                         $13,000,165          $12,794,444
===============================================================================


b) Equity securities

The gross unrealized appreciation (depreciation) on equity securities at December 31, 2001 and 2000 is as follows:

(in thousands of U.S. dollars)                        2001                2000
-------------------------------------------------------------------------------
Equity securities-cost                         $   516,028          $   495,049
Gross unrealized appreciation                       41,043               84,199
Gross unrealized depreciation                      (89,505)             (47,202)
-------------------------------------------------------------------------------
Equity securities-fair value                   $   467,566          $   532,046
===============================================================================


c) Net realized gains (losses) and change in net unrealized appreciation (depreciation) on investments

The analysis of net realized gains (losses) on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended December 31, 2001, 2000 and 1999 is as follows:

(in thousands of U.S. dollars)                     2001        2000        1999
-------------------------------------------------------------------------------
Fixed maturities
Gross realized gains                          $ 189,751   $  90,403   $ 113,129
Gross realized losses                          (196,732)   (172,009)   (195,496)
-------------------------------------------------------------------------------
                                                 (6,981)    (81,606)    (82,367)
Equity securities
Gross realized gains                             58,779     170,243      59,384
Gross realized losses                           (32,213)    (56,199)    (12,149)
-------------------------------------------------------------------------------
                                                 26,566     114,044      47,235

Other investments                               (38,200)    (12,114)      8,696
Currency losses                                 (12,061)    (11,058)     (3,959)
Financial futures and option contracts
  and interest rate swaps - net realized
  gains (losses)                                (10,843)    (48,227)     68,311
Fair value adjustment on derivatives            (16,840)          -           -
-------------------------------------------------------------------------------
Net realized gains (losses) on investments      (58,359)    (38,961)     37,916
-------------------------------------------------------------------------------

Change in net unrealized appreciation
(depreciation) on investments
Fixed maturities                                125,349     310,971    (311,614)
Equity securities                               (85,459)   (115,759)    127,350
Other investments                                 8,975      16,389      (4,271)
Short-term investments                                -       2,081      (2,442)
Deferred income taxes                           (14,284)    (28,020)      5,379
-------------------------------------------------------------------------------
Change in net unrealized appreciation
 (depreciation) on investments                   34,581     185,662    (185,598)
-------------------------------------------------------------------------------
Total net realized gains (losses) and
 change in net unrealized appreciation
 (depreciation) on investments                $ (23,778)  $ 146,701   $(147,682)
===============================================================================

ACE Limited and Subsidiaries


d) Net investment income

Net investment income for the years ended December 31, 2001, 2000 and 1999 was derived from the following sources:

(in thousands of U.S. dollars)                        2001          2000           1999
---------------------------------------------------------------------------------------
Fixed maturities and short-term investments      $ 811,912     $ 766,312      $ 495,078
Equity securities                                    9,837        12,268          8,731
Other investments                                    5,861        39,783         22,481
---------------------------------------------------------------------------------------
Gross investment income                            827,610       818,363        526,290
Investment expenses                                (41,741)      (47,508)       (32,953)
---------------------------------------------------------------------------------------
 Net investment income                           $ 785,869     $ 770,855      $ 493,337
=======================================================================================

e) Restricted assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit ("LOC") requirements. The Company also has investments in segregated portfolios primarily to provide collateral or guarantees for LOCs and debt instruments described in Notes 8 and 9. The total value of restricted assets at December 31, 2001 and 2000 was $3.5 billion and $2.3 billion, respectively.

(in millions of U.S. dollars)                                   2001        2000
--------------------------------------------------------------------------------
Deposits with U.S. regulatory authorities                    $   864     $   923
Deposits with non-U.S. regulatory authorities                    735         670
Assets used for collateral or guarantees                       1,030         731
Trust funds                                                      852           -
--------------------------------------------------------------------------------
                                                             $ 3,481     $ 2,324
================================================================================

5. September 11, 2001 tragedy

The terrorist attacks on September 11, 2001 ("the September 11th tragedy") resulted in the largest insured loss in history and had a substantial impact on the results of the Company. Detailed below is an analysis, by operating segment, of the impact of the September 11th tragedy on the Company's statement of operations for the year ended December 31, 2001. The analysis of the impact of the September 11th tragedy includes the effects of intercompany reinsurance transactions. ACE believes that its current estimate for September 11, 2001 claims is reasonable and accurate based on information currently available. ACE continues to evaluate its total potential liability based upon individual insurance and reinsurance policy language, legal and factual developments in underlying matters involving its insureds as well as legislative developments in the U.S. involving the terrorist attack. If ACE's current assessments of future developments are proved wrong, the financial impact of any of them, singularly or in the aggregate, could be material. For example, business interruption insurance claims could materialize in the future with greater frequency than ACE has anticipated or provided for in its estimates; or, insureds that ACE expects will not be held responsible for injuries resulting from the attack, are ultimately found to be responsible at a financial level that impacts ACE's insurance or reinsurance policies.

------------------------------------------------------------------------------------------------------------
Impact of September 11, 2001 Tragedy
Year ended December 31, 2001


                                                    ACE          ACE
                                         ACE     Global       Global       ACE             ACE           ACE
(in thousands of U.S. dollars)       Bermuda    Markets  Reinsurance       USA   International  Consolidated
------------------------------------------------------------------------------------------------------------
Operations Data:
Gross premiums written            $  142,426  $ (20,691)  $        -  $      -     $         -    $  121,735
Net premiums written                 138,676    (66,292)       1,768   (18,124)         (4,500)       51,528
Net premiums earned                  100,092    (66,292)       2,892   (18,124)         (4,500)       14,068
Losses and loss expenses             341,785    140,212      122,017    28,178          18,300       650,492
Policy acquisition costs                   -          -          502         -               -           502
------------------------------------------------------------------------------------------------------------
Underwriting income                 (241,693)  (206,504)    (119,627)  (46,302)        (22,800)     (636,926)
Income tax benefit                         -    (61,951)           -   (16,206)              -       (78,157)
------------------------------------------------------------------------------------------------------------
Net loss                          $ (241,693) $(144,553)  $ (119,627) $(30,096)    $   (22,800)   $ (558,769)
============================================================================================================

In estimating the impact of the tragedy on the Company, premium payments required to reinstate reinsurance policies have been accrued. Premiums from insureds required to reinstate their insurance or reinsurance coverage with the Company have not been accrued in the estimate. The premiums accrued in ACE Bermuda represent additional premiums due under the terms of certain financial solutions reinsurance programs directly impacted by the tragedy.

The Company's exposure to the tragedy is derived from losses incurred by insured and reinsured clients of ACE. Gross insured claims incurred by ACE with respect to the tragedy are covered by significant amounts of reinsurance from high-quality reinsurers. In order to identify policies which may have been affected by the September 11th tragedy, the Company conducted a review of its insurance and reinsurance portfolios on a policy by policy basis, which included first-party, third-party, reinsurance, retrocessional, financial guaranty and life reinsurance exposures. Net losses and loss expenses of $650 million result from estimated gross losses and loss expenses of approximately $1.9 billion, net of estimated reinsurance recoveries of approximately $1.3 billion. Approximately 98 percent of all reinsurance purchased by ACE is with reinsurers rated A- or better, including 38 percent with reinsurers rated AAA- and 33 percent with reinsurers rated AA-. This analysis is based on ratings from Standard & Poor's or an equivalent rating.

6. Unpaid losses and loss expenses

The Company establishes reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves for property and casualty claims continues to be a complex and imprecise process, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Company's results of operations in the period in which the estimates are changed.

ACE Limited and Subsidiaries


The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2001, 2000 and 1999 is as follows:

(in thousands of U.S. dollars)                                                2001         2000         1999
------------------------------------------------------------------------------------------------------------
Gross unpaid losses and loss expenses at beginning of year            $ 17,388,394  $16,460,247   $3,678,269
Reinsurance recoverable on unpaid losses                                (8,057,444)  (7,551,430)  (1,100,464)
------------------------------------------------------------------------------------------------------------
Net unpaid losses and loss expenses at beginning of year                  9,330,950   8,908,817    2,577,805
Unpaid losses and loss expenses assumed in respect of reinsurance
 business acquired                                                          300,204     169,537      183,774
Unpaid losses and loss expenses in respect of formerly discontinued
 operations                                                                       -   1,269,914            -
Unpaid losses and loss expenses assumed in respect of acquired
 companies (net of reinsurance recoverable of $6,345,679 in 1999)                 -           -    6,940,593
------------------------------------------------------------------------------------------------------------
  Total                                                                   9,631,154  10,348,268    9,702,172
------------------------------------------------------------------------------------------------------------
Net losses and loss expenses incurred in respect of losses occurring in:
 Current year                                                             4,457,986   2,996,429    1,601,278
 Prior year                                                                  94,470    (60,364)       38,265
------------------------------------------------------------------------------------------------------------
  Total                                                                   4,552,456   2,936,065    1,639,543
------------------------------------------------------------------------------------------------------------
Net losses and loss expenses paid in respect of losses occurring in:
 Current year                                                             1,345,699   1,205,110      916,848
 Prior year                                                               2,430,655   2,631,171    1,509,638
------------------------------------------------------------------------------------------------------------
  Total                                                                   3,776,354   3,836,281    2,426,486
------------------------------------------------------------------------------------------------------------
Foreign currency revaluation                                                (68,242)   (117,102)      (6,412)
------------------------------------------------------------------------------------------------------------
Net unpaid losses and loss expenses at end of year                       10,339,014   9,330,950    8,908,817
Reinsurance recoverable on unpaid losses                                 10,389,108   8,057,444    7,551,430
------------------------------------------------------------------------------------------------------------
Gross unpaid losses and loss expenses at end of year                    $20,728,122 $17,388,394  $16,460,247
============================================================================================================

Net losses and loss expenses incurred for the year ended December 31, 2001 were impacted by $94 million of prior year development principally in the ACE International segment. This development was reflected during the fourth quarter of 2001 when the Company recorded additional reserves to strengthen its casualty loss reserves.

Net losses and loss expenses incurred for the year ended December 31, 2000 were impacted by favorable development of reserves from prior periods primarily from ACE Tempest Re, ACE USA and ACE Bermuda partially offset by unfavorable development in ACE Financial Services.

Net losses and loss expenses incurred for the year ended December 31, 1999 include incurred losses for ACE INA from July 2, 1999, the date of acquisition. With respect to the analysis of incurred and paid losses for ACE INA for the 1999 period, all losses incurred and paid, on losses occurring in the period January 1, 1999, through December 31, 1999, have been included as current year activity in 1999.

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

The following table presents selected data on the unpaid losses and loss expenses for asbestos, and environmental and other latent exposures as at December 31, 2001 and 2000:

                                                    2001                2000
                                             -----------------------------------
(in millions of U.S. dollars)                 Gross      Net      Gross      Net
--------------------------------------------------------------------------------
Asbestos                                     $1,119     $149     $1,073     $212
Environmental and other latent exposures      1,089      452      1,156      540
--------------------------------------------------------------------------------
                                             $2,208     $601     $2,229     $752
================================================================================

During the years ended December 31, 2001 and 2000, the Company made payments of $239.3 million and $308.9 million, respectively, with respect to latent claims.

At December 31, 2001 and 2000, the Company's reinsured financial guaranty portfolio was broadly diversified by bond type, geographic location and maturity schedule, with no single risk representing more than 1.3 percent and 1.4 percent, respectively, of the Company's net par in force. The Company limits its exposure to losses from reinsured financial guarantees by underwriting primarily investment grade obligations and retroceding a portion of its risks to other insurance companies.

Net financial guaranty par in force was approximately $74.2 billion and $65.8 billion at December 31, 2001 and 2000, respectively. At December 31, 2001, the weighted average credit quality of this portfolio, including credit default swaps was A+ based on ratings assigned by Standard & Poor's. The composition at December 31, 2001 and 2000, by type of issue and the range of final maturities, was as follows:

                                                                  Range of final
(in billions of U.S. dollars)           2001            2000          maturities
--------------------------------------------------------------------------------
Non-municipal                          $26.2           $19.5          1-40 years
Tax-backed                              17.9            16.9          1-40 years
Utility                                 13.5            15.1          1-40 years
Special revenue                          7.4             6.9          1-40 years
Health care                              5.7             6.6          1-40 years
Structured municipal                     2.6               -          1-25 years
Housing                                  0.8             0.8          1-40 years
Project finance                          0.1               -          1-30 years
--------------------------------------------------------------------------------
Total                                  $74.2           $65.8
================================================================================

As part of its financial guaranty business, the Company participates in credit default swap transactions whereby one counterparty pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other counterparty in the event one or more defined credit events occurs with respect to one or more third-party reference securities or loans. A credit event is defined as a failure to pay, bankruptcy, cross acceleration (generally accompanied by a failure to pay), repudiation, restructuring or similar nonpayment event. The total notional amount of credit default swaps outstanding at December 31, 2001 and 2000, included in the Company's financial guaranty exposure above was $15.5 billion and $11.3 billion, respectively.

At December 31, 2001 and 2000, the Company's net mortgage guaranty insurance in force (representing the current principal balance of all mortgage loans that are currently reinsured) was approximately $5.7 billion and $6.9 billion, respectively, and direct primary net risk in force was approximately $2.6 billion and $2.7 billion, respectively.

ACE Limited and Subsidiaries

7. Reinsurance

The Company purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended December 31, 2001, 2000 and 1999 are as follows:

(in thousands of U.S. dollars)       2001              2000             1999
--------------------------------------------------------------------------------
Premiums written
Direct                           $ 7,629,233       $ 6,093,151      $ 3,015,176
Assumed                            2,536,129         1,493,620          853,981
Ceded                             (3,801,748)       (2,707,417)      (1,373,809)
--------------------------------------------------------------------------------
Net                              $ 6,363,614       $ 4,879,354      $ 2,495,348
================================================================================
Premiums earned
Direct                           $ 6,980,359       $ 5,612,988      $ 2,917,301
Assumed                            2,359,241         1,361,254          835,966
Ceded                             (3,422,423)       (2,439,479)      (1,267,530)
--------------------------------------------------------------------------------
Net                              $ 5,917,177       $ 4,534,763      $ 2,485,737
================================================================================

The Company's provision for reinsurance recoverable at December 31, 2001 and 2000, is as follows:

(in thousands of U.S. dollars)                           2001           2000
--------------------------------------------------------------------------------
Reinsurance recoverable on paid losses and
   loss expenses, (net of provision for
   uncollectible balances - $62,493 and nil)        $ 1,004,003     $  937,496
Reinsurance recoverable on future policy benefits         5,335              -
Reinsurance recoverable on unpaid losses
   and loss expenses                                 11,115,552      8,767,111
Provision for uncollectible balances on
   reinsurance recoverable                             (726,444)      (709,667)
--------------------------------------------------------------------------------
Reinsurance recoverable                             $11,398,446     $8,994,940
================================================================================

The Company evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. At December 31, 2001, the largest concentration of reinsurance recoverables, which amounted to 24 percent, was with a group of affiliated reinsurers rated AAA by Standard & Poor's. No other reinsurer or affiliated group of reinsurers accounted for more than 5 percent of the total reinsurance recoverable.

At December 31, 2001, approximately 90 percent of the reinsurance recoverable was recoverable from reinsurers rated A- or better, including approximately 53 percent with reinsurers that are either rated AAA- or better, are collateralized or recoverable from a government pool. Approximately 20 percent was recoverable from reinsurers in the AA rating category, 18 percent from reinsurers in the A rating category and 9 percent was recoverable from all others. This analysis is based on ratings from Standard & Poor's or an equivalent rating. The allowance for unrecoverable reinsurance is required principally due to the failure of reinsurers to indemnify ACE, primarily because of disputes under reinsurance contracts and insolvencies. Reinsurance disputes continue to be significant, particularly on larger and more complex claims, such as those related to asbestos and environmental pollution and London reinsurance market exposures. Allowances have been established for amounts estimated to be uncollectible.

8. Commitments and contingencies

a) Derivative instruments
The Company maintains investments in derivative instruments such as futures, options, interest rate swaps and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. The Company currently records changes in market value of these instruments as realized gains or losses in the consolidated statements of operations.

(i) Foreign currency exposure management
The Company uses foreign currency forward contracts to minimize the effect of fluctuating foreign currencies. The forward currency contracts purchased are not specifically identifiable against cash, any single security or groups of securities denominated in those currencies, and therefore, do not qualify as hedges for financial reporting purposes. All realized and unrealized contract gains and losses are reflected currently in the statements of operations. The contractual amount of the foreign currency forward contracts at December 31, 2001, was $81 million, the current fair value was $80 million and the unrealized loss was $1 million.

(ii) Duration management and market exposure
Futures: A portion of the Company's equity exposure is attained using a synthetic equity strategy, whereby equity index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. In addition, exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. At December 31, 2001, the contract amount of $502 million reflects the net extent of involvement the Company had in these financial instruments.

Options: Option contracts may be used in the portfolio as protection against unexpected shifts in interest rates, which would thereby affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the portfolio can be reduced. Option contracts may also be used as an alternative to futures contracts in the Company's synthetic equity strategy as described above. An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed price. The price of an option is influenced by the underlying security, expected volatility, time to expiration and supply and demand.

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

Interest rate swaps: An interest rate swap is a contract between two counterparties in which interest payments are made based on a notional principal amount, which itself is never paid or received. At December 31, 2001, the notional principal amount was $621 million. Under the terms of an interest rate swap one counterparty makes interest payments based on a fixed interest rate and the other counterparty's payments are based on a floating rate. Interest rate swap contracts are used in the portfolio as protection against unexpected shifts in interest rates which would affect the fair value of the fixed maturity portfolio. By using swaps in the portfolio, the overall duration, or interest rate sensitivity of the portfolio can be reduced.

The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. The performance of exchange traded instruments is guaranteed by the exchange on which they trade. For non-exchange traded instruments, the counterparties are principally banks, which must meet certain criteria according to the Company's investment guidelines. These counterparties are required to have a minimum credit rating of AA- by Standard and Poor's or Aa3 by Moody's. In addition, certain contracts require that collateral be posted once pre-determined thresholds are breached as a result of market movements.

b) Concentrations of credit risk
The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

c) Credit facilities
In April 2001, the Company renewed its $800 million, 364-day revolving credit facility. This facility together with the Company's $250 million, five-year revolving credit facility, which was last renewed in May 2000, is available for general corporate

ACE Limited and Subsidiaries

purposes and each of the facilities may also be used as commercial paper back-up facilities. The five-year facility also permits the issuance of letters of credit. Under these facilities the Company and various subsidiaries are named borrowers and guarantors. Each facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. During the year ended December 31, 2001, amounts of $180 million were drawn under the 364-day revolving credit facility. These amounts were fully repaid during the year. In 2000, an amount of $25 million was drawn under the five-year facility and remained outstanding at December 31, 2001.

ACE Tempest Re also maintained an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million, which was guaranteed by the Company. At December 31, 2001, no amounts had drawn down under this facility. This facility expired in February 2002 and was not renewed.

As of December 31, 2001, ACE Guaranty Re Inc. was party to a non-recourse credit facility with a syndicate of banks pursuant to which the syndicate provides up to $150 million specifically designed to provide rating agency qualified capital to further support ACE Guaranty Re Inc. claims-paying resources. The facility expires on October 15, 2008. ACE Guaranty Re Inc. has not borrowed under this credit facility.


d) Letters of Credit
In November 2001, to fulfill the requirements of Lloyd's for open years of account, the Company renewed and increased a syndicated uncollateralized, five-year LOC facility in the amount of (Pound)440 million (approximately $625 million). This facility was originally arranged in 1998. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant.

In August 2001, the Company, and various subsidiaries as Account Parties and Guarantors, entered into an unsecured syndicated, one-year LOC facility in the amount of $450 million for general business purposes, including the issuance of insurance and reinsurance letters of credit. This facility replaced an LOC facility originally arranged in September 1999 and renewed in September 2000. This facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. Usage under this facility was $373 million as of December 31, 2001.

In December 2001, the Company, along with various subsidiaries as Account Parties and Guarantors, entered into a secured syndicated, one-year LOC facility in the amount of $500 million for general business purposes, including the issuance of insurance and reinsurance letters of credit. Usage under this facility is secured by fixed maturity investments and requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. Usage under this facility was $130 million as of December 31, 2001.

The Company also maintains various LOC facilities, both collateralized and uncollateralized, for general corporate purposes. At December 31, 2001, the aggregate availability under these facilities was $533 million and usage was $307 million.

e) Lease commitments
The Company and its subsidiaries lease office space in the countries in which they operate under operating leases which expire at various dates through January 2017. The Company renews and enters into new leases in the ordinary course of business as required. Total rent expense with respect to these operating leases for the years ended December 31, 2001, 2000 and 1999, were approximately $62 million, $64 million and $63 million, respectively.

Future minimum lease payments under the leases are expected to be as follows:

                                                   Year ending
(in thousands of U.S. dollars)                     December 31,
--------------------------------------------------------------------------------
                                                          2002          $ 64,300
                                                          2003            62,300
                                                          2004            57,400
                                                          2005            52,300
                                                          2006            27,200
                                                   Later years            54,200
--------------------------------------------------------------------------------
Total minimum future lease commitments                                  $317,700
================================================================================

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

9. Debt
The following table outlines the Company's debt as of December 31, 2001 and 2000:

(in millions of U.S. dollars)                                   2001        2000
--------------------------------------------------------------------------------
Short-term debt
ACE Financial Services note                                   $   25      $   25
Reverse Repurchase Agreements                                    395           -
ACE Financial Services Debentures due 2002                        75           -
ACE INA commercial paper                                           -         340
--------------------------------------------------------------------------------
                                                              $  495      $  365
================================================================================
Long-term debt
ACE INA Notes due 2004                                        $  400      $  400
ACE INA Notes due 2006                                           299         299
ACE US Holdings Senior Notes due 2008                            250         250
ACE INA Subordinated Notes due 2009                              300         300
ACE INA Debentures due 2029                                      100         100
ACE Financial Services Debentures due 2002                         -          75
--------------------------------------------------------------------------------
                                                              $1,349      $1,424
================================================================================
Trust Preferred Securities
ACE INA RHINO Preferred Securities due 2002                   $  400      $  400
Capital Re LLC Monthly Income
  Preferred Securities due 2044                                   75          75
ACE INA Trust Preferred Securities due 2029                      100         100
ACE INA Capital Securities due 2030                              300         300
--------------------------------------------------------------------------------
                                                              $  875      $  875
================================================================================

a) Commercial paper and money market facilities
In 1999, the Company arranged certain commercial paper programs. The programs use revolving credit facilities as back-up facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of back-up facilities, which currently total $1.05 billion as outlined in Note 8) for ACE and for ACE INA.

During the year ended December 31, 2001 the Company borrowed $180 million under the $800 million 364-day revolving credit facility. These borrowings were used to repay maturing commercial paper. In October 2001, the Company and certain subsidiaries executed securities repurchase agreements with various counterparties. Under these repurchase agreements, the Company agreed to sell securities and repurchase them at a date in the future for a predetermined price. The Company used the proceeds of repurchase transactions to repay maturing commercial paper of $215 million and the bank borrowings of $180 million. At December 31, 2001, short-term debt consisted of $395 million of amounts owed to brokers under securities repurchase transactions, $25 million in bank borrowings by ACE Financial Services and the ACE Financial Services debentures due in November 2002. Subsequent to year end, the Company repaid $335 million of the amounts owed to brokers under securities repurchase transactions with the proceeds raised from the issuance of commercial paper and internal liquidity. Through the years ended December 31, 2001, and December 31, 2000, commercial paper rates averaged 5.0 percent and 6.2 percent. The average rate on bank loans during 2001 was 3.4 percent, respectively. The rate on repurchase transactions, which were used during the quarter ended December 31, 2001, averaged 2.0 percent.

b) ACE INA notes and debentures
In 1999, ACE INA issued $400 million of 8.2 percent notes due August 15, 2004, $300 million of 8.3 percent notes due August 15, 2006, and $100 million of 8.875 percent debentures due August 15, 2029. The notes and debentures are not redeemable before maturity and do not have the benefit of any sinking fund. These unsecured notes and debentures are guaranteed on a senior basis by the Company and they rank equally with all of ACE INA's other senior indebtedness.

ACE Limited and Subsidiaries


c) ACE US Holdings senior notes

In 1998, ACE US Holdings issued $250 million in aggregate principal amount of unsecured senior notes maturing in October 2008. Interest payments, based on a floating rate, averaged 9.0 percent during fiscal 2000 and 8.6 percent during fiscal 2001. The senior notes are callable subject to certain call premiums. Simultaneously, the Company entered into a notional $250 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. The swap counterparty is a highly rated major financial institution and the Company does not anticipate non-performance.

d) ACE INA subordinated notes

In 1999, ACE INA issued $300 million 11.2 percent unsecured subordinated notes maturing in December 2009. The subordinated notes are callable subject to certain call premiums. Simultaneously, the Company entered into a notional $300 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 8.41 percent for 10 years. Certain assets totaling approximately $105 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. The swap counterparty is a highly rated major financial institution and the Company does not anticipate non-performance.

e) ACE INA RHINO preferred securities

In 1999, ACE RHINOS Trust, a Delaware statutory business trust (the "Trust"), sold in a private placement $400 million of Auction Rate Reset Preferred Securities (the "Rhino Preferred Securities"). All of the common securities of the Trust are owned by ACE INA.

The Rhino Preferred Securities mature on September 30, 2002. Distributions on the Rhino Preferred Securities are payable quarterly at LIBOR plus 87.5 basis points, adjusted quarterly. The Trust may defer interest payments (but no later than September 30, 2002, or, if there is a remarketing, the maturity date of the remarketed securities), if ACE INA defers interest on the Subordinated Notes (as defined below). Deferred payments accrue interest compounded quarterly. If the trading price of ACE's Ordinary Shares declines to approximately $18.83 per Ordinary Share, the holders of a majority of the Rhino Preferred Securities will have the option to require Banc of America Securities LLC as the Remarketing Agent to remarket the Rhino Preferred Securities. If remarketed, the maturity of the remarketed securities will be reset to one year from the date on which the remarketed securities are issued. The coupon will be reset pursuant to a bid process to value the remarketed securities at 100.25 percent of the face amount thereof. If Banc of America were unable to remarket the securities, the holders of a majority of the Rhino Preferred Securities would have the right to require ACE INA to repurchase them at a purchase price equal to the face amount of the securities plus accrued and unpaid distributions. These obligations would be guaranteed by ACE. ACE's Ordinary Shares have traded below $18.83 during the year ended December 31, 2001. The holders of the Rhino Preferred Securities did not exercise their remarketing rights at that time.

The sole assets of the Trust consist of $412,372,000 principal amount of Auction Rate Reset Subordinated Notes Series A (the "Subordinated Notes") issued by ACE INA. The Subordinated Notes mature on September 30, 2002. Interest on the Subordinated Notes is payable quarterly at LIBOR plus 87.5 basis points, adjusted quarterly. ACE INA may defer the interest payments (but no later than September 30, 2002, or, if there is a remarketing, the maturity date of the remarketed securities). Deferred payments accrue interest compounded quarterly. If under certain circumstances the Trust is dissolved and the holders of the Rhino Preferred Securities directly hold the Subordinated Notes, then the remarketing provisions described above will be applicable to the Subordinated Notes.

Proceeds of the Ordinary Share offering of September 12, 2000, described in
Note 11, were used to support the Company's guarantee of the $412 million principal amount of the Subordinated Notes.

f) Capital Re LLC monthly income preferred securities

In 1994, ACE Financial Services, through Capital Re LLC, issued $75 million of company obligated mandatorily redeemable preferred securities. Capital Re LLC exists solely for the purpose of issuing preferred and common shares. These securities pay monthly dividends at a rate of 7.65 percent per annum, are callable as of January 1999 at par and are mandatorily redeemable in January 2044. The Company has guaranteed all obligations of Capital Re LLC.

g) ACE INA trust preferred securities

In 1999, ACE Capital Trust I, a Delaware statutory business trust ("ACE Capital Trust I") issued $100 million 8.875 percent Trust Originated Preferred Securities (the "Trust Preferred Securities"). All of the common securities of ACE Capital Trust I (the "ACE Capital Trust I Common Securities") are owned by ACE INA.

The Trust Preferred Securities mature on December 31, 2029. The maturity date may be extended for one or more periods but not later than December 31, 2048. Distributions on the Trust Preferred Securities are payable quarterly at a rate of 8.875 percent. ACE Capital Trust I may defer these payments for up to 20 consecutive quarters (but no later than December 31, 2029, unless the maturity date is extended). Any deferred payments would accrue interest quarterly on a compounded basis if ACE INA defers interest on the subordinated debentures (as defined below).

The sole assets of ACE Capital Trust I consist of $103,092,800 principal amount of 8.875 percent Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") issued by ACE INA. The Subordinated Debentures mature on December 31, 2029. Interest on the Subordinated Debentures is payable quarterly at a rate of 8.875 percent. ACE INA may defer such interest payments (but no later than December 31, 2029, unless the maturity date is extended), with such deferred payments accruing interest compounded quarterly. ACE INA may redeem the Subordinated Debentures at 100 percent of the principal amount thereof, plus accrued and unpaid interest to the redemption date, in whole or in part at any time on or after December 31, 2004, and in whole but not in part prior to December 31, 2004, in the event certain changes in tax or investment company law occur. The Trust Preferred Securities and the ACE Capital Trust I Common Securities will be redeemed upon repayment of the Subordinated Debentures.

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

h) ACE INA capital securities

In 2000, ACE Capital Trust II, a Delaware statutory business trust ("ACE Capital Trust II"), issued and sold in a public offering $300 million 9.7 percent Capital Securities (the "Capital Securities"). All of the common securities of ACE Capital Trust II (the "ACE Capital Trust II Common Securities") are owned by ACE INA.

The Capital Securities mature on April 1, 2030, which may not be extended. Distributions on the Capital Securities are payable semi-annually. ACE Capital Trust II may defer these payments for up to 10 consecutive semi-annual periods (but no later than April 1, 2030). Any deferred payments would accrue interest semi-annually on a compounded basis if ACE INA defers interest on the Subordinated Debentures due 2030 (as defined below).

The sole assets of ACE Capital Trust II consist of $309,280,000 principal amount of 9.7 percent Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures due 2030") issued by ACE INA. The Subordinated Debentures due 2030 mature on April 1, 2030. Interest on the Subordinated Debentures due 2030 is payable semi-annually. ACE INA may defer such interest

ACE Limited and Subsidiaries


payments (but no later than April 1, 2030), with such deferred payments accruing interest compounded semi-annually. ACE INA may redeem the Subordinated Debentures due 2030 in the event certain changes in tax or investment company law occur at a redemption price equal to accrued and unpaid interest to the redemption date plus the greater of (i) 100 percent of the principal amount thereof, or (ii) the sum of the present value of scheduled payments of principal and interest on the debentures from the redemption date to April 1, 2030. The Capital Securities and the ACE Capital Trust II Common Securities will be redeemed upon repayment of the Subordinated Debentures due 2030.

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

10. Mezzanine equity

On April 12, 2000, the Company publicly offered and issued 6,000,000 FELINE PRIDES. On May 8, 2000, exercise of the over allotment option resulted in the issuance of an additional 221,000 FELINE PRIDES, for aggregate net proceeds of approximately $311 million. Each FELINE PRIDE initially consists of a unit referred to as an Income PRIDE. Each Income PRIDE consists of (i) one 8.25 percent Cumulative Redeemable Preferred Share, Series A, liquidation preference $50 per share, of the Company, and (ii) a purchase contract pursuant to which the holder of the Income PRIDE agrees to purchase from the Company, on May 16, 2003, Ordinary Shares at the applicable settlement rate. Each preferred share is pledged to the Company to secure the holders obligations under the purchase contract. A holder of an Income PRIDE can obtain the release of the preferred share by substituting certain zero-coupon treasury securities as security for performance under the purchase contract. The resulting unit consisting of the zero-coupon treasury security and the purchase contract is a Growth PRIDE, and the preferred shares would be a separate security. A holder of a Growth PRIDE can convert it back into an Income PRIDE by depositing preferred shares as security for performance under the purchase contract and thereby obtain the release of the zero-coupon treasury securities.

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

11. Shareholders' equity

a) Shares issued and outstanding

Following is a table of changes in Ordinary Shares issued and outstanding for the years ended December 31, 2001, 2000 and 1999:

                                                      2001            2000            1999
-------------------------------------------------------------------------------------------
Opening balance                                232,346,579     217,460,515     193,687,126
Shares issued, net                              32,415,912      13,008,419               -
Exercise of stock options                        1,648,326       1,826,993         356,472
Shares issued under Employee Stock
  Purchase Plan                                    211,288          50,652          25,697
Repurchase of shares                            (6,760,900)              -               -
Cancellation of non-vested
  restricted stock                                       -               -          (5,500)
Shares issued in ACE Financial Services
  acquisition                                            -               -      20,815,677
Shares issued in ACE INA acquisition                     -               -       2,581,043
-------------------------------------------------------------------------------------------
                                               259,861,205     232,346,579     217,460,515
===========================================================================================
Ordinary Shares issued to
  employee trust
Opening balance                                   (661,125)       (659,625)       (411,625)
Shares issued                                      (52,350)         (1,500)       (248,000)
-------------------------------------------------------------------------------------------
                                                  (713,475)       (661,125)       (659,625)
===========================================================================================

On October 25, 2001, the Company completed a public offering of 32.89 million Ordinary Shares (which included the overallotment option of 4.29 million shares) in which it raised aggregate net proceeds of approximately $1.1 billion. The Company has used the net proceeds of the Ordinary Share offering to expand its net underwriting capacity and for general corporate purposes. In addition, 474,088 restricted Ordinary Shares of the Company were cancelled in connection with the Company's long-term incentive plans during fiscal 2001.

On September 12, 2000, the Company completed a public offering of 12.25 million Ordinary Shares (which included exercise of the overallotment option of 1.25 million shares) in which it raised aggregate net proceeds of approximately $400 million. The offering was made in satisfaction of a June 29, 1999, agreement with Banc of America Securities LLC. In addition, the Company issued 758,419 restricted Ordinary Shares in connection with the Company's long-term incentive plans during fiscal 2000.

Ordinary Shares issued to employee trust are the shares issued by the Company to a rabbi trust for deferred compensation obligations (see Note 12g).

b) ACE Limited securities repurchase authorization

On November 17, 2000, the Board of Directors authorized the repurchase of any ACE issued debt or capital securities, including ACE's Ordinary Shares, up to an aggregate total of $250 million. These purchases may take place from time to time in the open market or in private purchase transactions. During 2001, the Company repurchased and cancelled 6,760,900 Ordinary Shares under the program for an aggregate cost of $179.4 million. In November 2001, the Board of Directors replaced the existing authorization with a new authorization to repurchase any ACE issued debt or capital securities including Ordinary Shares, up to an aggregate total of $250 million. As of December 31, 2001 this authorization had not been utilized. During 2000, no securities were repurchased.

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

d) Dividends declared

Dividends declared on Ordinary Shares amounted to $0.58, $0.50 and $0.42 per Ordinary Share for the years ended December 31, 2001, 2000 and 1999. Dividends declared on FELINE PRIDES amounted to $25.6 million and $18.4 million for the years ended December 31, 2001 and 2000, respectively.

12. Employee benefit plans

a) Pension plans

The Company provides pension benefits to eligible employees and agents, spouses and other eligible dependents through various plans sponsored by the Company. Pension benefits are provided through plans sponsored by ACE covering most U.S. and Bermuda based employees and by separate pension plans for various non-U.S. subsidiaries and employees. Pension expenses totaled $9 million, $17 million and $11 million for the years ended December 31, 2001, 2000 and 1999, respectively.

b) Capital accumulation plans

ACE sponsors a capital accumulation plan in the U.S. in which employee contributions on a pre-tax basis (401(k)) are supplemented by ACE matching contributions. These contributions are invested, at the election of the employee, in one or more of several investment portfolios. In addition, ACE may provide additional matching contributions, depending on its annual financial performance. Expenses for the plan totaled $29 million, $28 million and $19 million for the years ended December 31, 2001, 2000 and 1999, respectively.

c) Options and stock appreciation rights

In February 1996 and November 1998, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan and the ACE Limited 1998 Long-Term Incentive Plan, respectively (the "Incentive Plans"), which incorporate stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 12.5 million Ordinary Shares of the Company available for award

ACE Limited and Subsidiaries


under these Incentive Plans. Prior to the adoption of the Incentive Plans, the Company adopted the Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan and a Stock Option Plan ("Option Plan") which will continue to run off. Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plans, generally, options expire ten years after the award date and vest in equal portions over three years.

During 1999, the Company established the ACE Limited 1999 Replacement Stock Plan. This plan was established to replace existing Capital Re employee benefits in connection with the Capital Re acquisition, as well as to permit additional grants to employees of the Company. At December 31, 2001, 2,000,000 Ordinary Shares were available for grant under this plan.

d) Options

(i) Options outstanding

Following is a summary of options issued and outstanding for the years ended December 31, 2001, 2000 and 1999.

                                                      Average     Options for
                                          Year of    Exercise        Ordinary
                                       Expiration       Price          Shares
-----------------------------------------------------------------------------
Balance at December 31, 1998                                       10,807,926
Options granted                              2009      $27.86       4,058,190
Options exercised                       2005-2007      $15.91        (356,472)
Options forfeited                       2005-2008      $29.02        (544,884)
-----------------------------------------------------------------------------
Balance at December 31, 1999                                       13,964,760
Options granted                              2010      $25.26       4,214,018
Options exercised                       2003-2009      $35.71      (1,826,993)
Options forfeited                       2006-2008      $25.30        (454,985)
-----------------------------------------------------------------------------
Balance at December 31, 2000                                       15,896,800
Options granted                              2011      $35.63       3,821,615
Options exercised                       2002-2010      $37.87      (1,648,326)
Options forfeited                       2004-2011      $26.28        (999,459)
-----------------------------------------------------------------------------
Balance at December 31, 2001                                       17,070,630
=============================================================================

The following table summarizes the range of exercise prices for outstanding options at December 31, 2001:

                                                Weighted        Weighted                   Weighted
                                                 Average         Average                    Average
          Range of          Options            Remaining     Exercisable         Options   Exercise
   Exercise Prices      Outstanding     Contractual Life           Price     Exercisable      Price
---------------------------------------------------------------------------------------------------

     $ 7.45-$15.00        3,273,296           2.87 years          $ 9.15       3,267,962     $ 9.14
     $15.00-$30.00        9,597,639           6.90 years          $22.16       7,524,888     $22.83
     $30.00-$41.25        4,199,695           8.85 years          $35.91         501,389     $33.08
---------------------------------------------------------------------------------------------------
                         17,070,630                                           11,294,239
===================================================================================================

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

                                                           December 31,     December 31,
(in thousands of U.S. dollars, except per share data)              2001             2000
----------------------------------------------------------------------------------------
Net income (loss) available to holders of Ordinary Shares:
As reported                                                      $(172,008)    $ 524,591
Pro forma                                                        $(192,712)    $ 509,088

Diluted earnings (loss) per share:
As reported                                                      $   (0.74)    $    2.31
Pro forma                                                        $   (0.82)    $    2.24
========================================================================================

The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: dividend yield of
1.65 percent and 2.23 percent; expected volatility of 42.8 percent and 40.1 percent; risk-free interest rate of 4.84 percent and 6.37 percent and an expected life of 4 years for both 2001 and 2000.

e) Employee stock purchase plan

The Company maintains an employee stock purchase plan (ESPP). Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of (i) the fair market value of the stock on first day of the subscription period; or (ii) the fair market value of the stock on the last day of the subscription period. Pursuant to the provisions of the ESPP, during 2001, 2000 and 1999, employees paid $6.1 million, $1.2 million and $1.1 million, respectively, to purchase 211,288 shares, 50,652 shares and 25,697 shares, respectively.

f) Restricted stock awards

Under the Company's long-term incentive plans 704,748 restricted Ordinary Shares were awarded during the year ended December 31, 2001, to officers of the Company and its subsidiaries. These shares vest at various dates through December 2005. In addition, during the year, 12,650 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Director Plan. These shares vest in May 2002.

Under the Company's long-term incentive plans, 461,884 restricted Ordinary Shares were awarded during the year ended December 31, 2000, to officers of the Company and its subsidiaries. These shares vest at various dates through December 2004. In addition, during the year, 17,200 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Directors Plan. These shares vested in May 2001.

At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to income over the vesting period.

g) Deferred compensation obligation

The Company maintains a rabbi trust for deferred compensation plans for key employees and executive officers. In accordance with EITF 97-14, "Accounting for Deferred Compensation Agreements Where Amounts Earned are Held in a Rabbi Trust and Invested," assets of the rabbi trust are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trust should be classified in shareholders' equity and accounted for at historical cost in a manner similar to treasury stock. The shares issued by the Company to the rabbi trust are recorded in Ordinary Shares issued to employee trust and the obligation has been recorded in deferred compensation obligation, both are components of shareholders' equity.

h) Shares issued in ACE INA acquisition

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

ACE Limited and Subsidiaries

13. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999:

(in thousands of U.S. dollars, except share and per share data)                            2001           2000            1999
------------------------------------------------------------------------------------------------------------------------------
Numerator:
Net income (loss) before cumulative effect of adopting a new accounting standard  $    (123,744)  $    542,982    $    364,963
Dividends on FELINE PRIDES                                                              (25,594)       (18,391)              -
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to holders of Ordinary Shares before cumulative effect     (149,338)       524,591         364,963
Cumulative effect of adopting a new accounting standard                                 (22,670)             -               -
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to holders of Ordinary Shares                         $    (172,008)  $    524,591    $    364,963
==============================================================================================================================
Denominator:
Denominator for basic earnings per share:
  Weighted average shares outstanding                                               233,799,588    221,082,961     194,028,374
  Dilutive effect of FELINE PRIDES                                                            -      1,099,226               -
  Effect of other dilutive securities                                                         -      5,236,243       3,597,980
------------------------------------------------------------------------------------------------------------------------------
Denominator for diluted earnings (loss) per share:
Adjusted weighted average shares outstanding and
  assumed conversions                                                               233,799,588    227,418,430     197,626,354
==============================================================================================================================
Basic earnings (loss) per share:
Earnings (loss) per share before cumulative effect of adopting a new
  accounting standard                                                             $       (0.64)  $       2.37    $       1.88
Earnings (loss) per share                                                         $       (0.74)  $       2.37    $       1.88
------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
Earnings (loss) per share before cumulative effect of adopting a new
  accounting standard                                                             $       (0.64)  $       2.31    $       1.85
Earnings (loss) per share                                                         $       (0.74)  $       2.31    $       1.85
==============================================================================================================================

The denominator for diluted loss per share for the year ended December 31, 2001 does not include the dilutive effect of FELINE PRIDES and other dilutive securities. The incremental shares from assumed conversions are not included in computing diluted loss per share amounts as these shares are considered anti-dilutive. The dilutive effect of FELINE PRIDES for the year ended December 31, 2001 is 3,180,571 shares. Other dilutive securities totaled 8,085,418 shares for the year ended December 31, 2001.

14. Taxation

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

Income from the Company's operations at Lloyd's is subject to United Kingdom corporation taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income ("U.S. income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names/Corporate Members in proportion to their participation in the relevant syndicates. The Company's Corporate Members are subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any U.S. income tax incurred up to the value of the equivalent UK corporation income tax charge on the U.S. income.

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

The income tax provision for the years ended December 31, 2001, 2000 and 1999 is as follows:

(in thousands of U.S. dollars)                 2001         2000           1999
-------------------------------------------------------------------------------
Current tax expense                      $   39,384    $  60,081       $  8,439
Deferred tax expense (benefit)             (118,058)      33,827         20,245
-------------------------------------------------------------------------------
Provision for income taxes               $  (78,674)   $  93,908       $ 28,684
===============================================================================

The weighted average expected tax provision has been calculated using pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years ended December 31, 2001 and 2000, is provided below.

(in thousands of U.S. dollars)                              2001           2000
-------------------------------------------------------------------------------
Expected tax provision at weighted average rate        $ (92,276)      $ 80,699
Permanent differences
   Tax-exempt interest                                   (15,234)       (21,716)
   Goodwill                                               23,113         22,875
   Other                                                  (8,570)         1,182
Net withholding taxes                                     14,293         10,868
-------------------------------------------------------------------------------
Total provision for income taxes                       $ (78,674)      $ 93,908
===============================================================================

ACE Limited and Subsidiaries


The components of the net deferred tax asset as of December 31, 2001 and 2000 are as follows:

(in thousands of U.S. dollars)                          2001             2000
-----------------------------------------------------------------------------
Deferred tax assets
  Loss reserve discount                           $  523,195       $  536,005
  Foreign tax credits                                155,079          137,765
  Policyholder dividends                              47,509           46,092
  Net operating loss carry forward                   495,048          500,916
  Other                                              299,068          181,894
-----------------------------------------------------------------------------
  Total deferred tax assets                        1,519,899        1,402,672
=============================================================================
Deferred tax liabilities
  Deferred policy acquisition costs                   66,454           62,080
  Unrealized appreciation on investments              28,570           25,861
  Other                                               38,448           32,064
-----------------------------------------------------------------------------
  Total deferred tax liabilities                     133,472          120,005
-----------------------------------------------------------------------------
Valuation allowance                                  135,592          138,406
-----------------------------------------------------------------------------
Net deferred tax asset                            $1,250,835       $1,144,261
=============================================================================

The valuation allowances of $135.6 million and $138.4 million as of December 31, 2001 and 2000, respectively, reflect management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset will not be realized due to the inability of certain foreign subsidiaries to generate sufficient taxable income. Adjustments to the valuation allowances are made when there is a change in management's assessment of the amount of deferred tax asset that is realizable.

As of December 31, 2001, the Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $1.4 billion which are available to offset future U.S. federal taxable income through 2021.

15. Statutory financial information

The Company's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. Statutory capital and surplus of the Bermuda subsidiaries was $3.1 billion, $2.7 billion and $2.2 billion at December 31, 2001, 2000 and 1999, and statutory net income was $55 million, $364 million and $373 million for the years ended December 31, 2001, 2000 and 1999, respectively.

There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

The Company's U.S. subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory accounting differs from generally accepted accounting policies in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes and certain other items. Combined statutory surplus of the Company's U.S. subsidiaries was $2.2 billion, $1.9 billion and $2.2 billion at December 31, 2001, 2000 and 1999, respectively. The combined statutory net income (loss) of these operations was $160 million, $(12) million and $(277) million for the years ended December 31, 2001, 2000 and 1999.

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

16. Condensed unaudited quarterly financial data

----------------------------------------------------------------------------------------------------------------------------------
2001                                                        Quarter Ended   Quarter Ended        Quarter Ended       Quarter Ended
(in thousands of U.S. dollars, except per share data)      March 31, 2001   June 30, 2001   September 30, 2001   December 31, 2001
----------------------------------------------------------------------------------------------------------------------------------

Net premiums earned                                           $ 1,369,116     $ 1,385,187          $ 1,399,429         $ 1,763,445
Net investment income                                             204,430         196,267              192,909             192,263
Net realized gains (losses) on investments                        (19,375)         15,564              (58,843)              4,295
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                $ 1,554,171     $ 1,597,018          $ 1,533,495         $ 1,960,063
==================================================================================================================================
Losses and loss expenses                                      $   951,946     $   982,993          $ 1,571,333         $ 1,447,413
==================================================================================================================================
Net income (loss) before cumulative effect of adopting a
 new accounting standard                                      $   141,064     $   131,517          $  (442,590)        $    46,265
==================================================================================================================================
Cumulative effect of adopting a new accounting standard           (22,670)              -                    -                   -
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $   118,394     $   131,517          $  (442,590)        $    46,265
==================================================================================================================================
Basic earnings (loss) per share:
Earnings (loss) per share before cumulative effect
   of adopting a new accounting standard                      $      0.58     $      0.54          $     (1.95)        $      0.16
==================================================================================================================================
Earnings (loss) per share                                     $      0.48     $      0.54          $     (1.95)        $      0.16
==================================================================================================================================
Diluted earnings (loss) per share:
Earnings (loss) per share before cumulative effect
   of adopting a new accounting standard                      $      0.55     $      0.52          $     (1.95)        $      0.15
==================================================================================================================================
Earnings (loss) per share                                     $      0.46     $      0.52          $     (1.95)        $      0.15
==================================================================================================================================


----------------------------------------------------------------------------------------------------------------------------------
2000                                                        Quarter Ended   Quarter Ended        Quarter Ended       Quarter Ended
(in thousands of U.S. dollars, except per share data)      March 31, 2000   June 30, 2000   September 30, 2000   December 31, 2000
----------------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                           $ 1,104,806     $ 1,167,836          $ 1,174,782         $ 1,087,339
Net investment income                                             182,935         181,029              197,584             209,307
Net realized gains (losses) on investments                         56,740         (30,044)             (12,797)            (52,860)
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                $ 1,344,481     $ 1,318,821          $ 1,359,569         $ 1,243,786
==================================================================================================================================
Losses and loss expenses                                      $   715,483     $   768,111          $   772,887         $   679,584
==================================================================================================================================
Net income                                                    $   174,513     $   113,928          $   140,753         $   113,788
==================================================================================================================================
Basic earnings per share                                      $      0.80     $      0.50          $      0.60         $      0.46
==================================================================================================================================
Diluted earnings per share                                    $      0.80     $      0.49          $      0.58         $      0.44
==================================================================================================================================

ACE Limited and Subsidiaries

17. Subsidiary Issuer Information

The following tables present the condensed consolidating financial information for ACE Limited (the "Parent Guarantor"), ACE INA Holdings, Inc. and ACE Financial Services, Inc. (formerly Capital Re Corporation), (the "Subsidiary Issuers") as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999. The Subsidiary Issuers are direct or indirect wholly-owned subsidiaries of the Parent Guarantor. Investments in subsidiaries are accounted for by the Parent Guarantor and the Subsidiary Issuers under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent Guarantor's investment accounts and earnings. The Parent Guarantor fully and unconditionally guarantees certain of the debt of the Subsidiary Issuers (see Note 9).

------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidating Balance Sheet
as at December 31, 2001
                                                       ACE INA     ACE Financial           Other ACE
                                  ACE Limited    Holdings, Inc.    Services, Inc.            Limited
                                   (Parent Co.     (Subsidiary       (Subsidiary    Subsidiaries and    Consolidating    ACE Limited
(in thousands of U.S. dollars)     Guarantor)          Issuer)           Issuer)   Eliminations/(1)/  Adjustments/(2)/  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Assets
Total investments and cash         $  489,596      $ 6,443,230        $  901,905         $ 8,101,182      $         -    $15,935,913
Insurance and reinsurance
  balances receivable                       -        1,715,873            24,075             781,614                -      2,521,562
Reinsurance recoverable                     -        9,259,608             8,194           2,130,644                -     11,398,446
Goodwill                                    -        2,186,142            96,723             489,229                -      2,772,094
Investments in subsidiaries         5,621,604                -           152,000            (152,000)      (5,621,604)             -
Due from subsidiaries and
  affiliates, net                     348,372         (478,645)          (11,862)            490,507         (348,372)             -
Other assets                           64,570        3,313,941           184,509             995,729                -      4,558,749
------------------------------------------------------------------------------------------------------------------------------------
Total assets                       $6,524,142      $22,440,149        $1,355,544         $12,836,905      $(5,969,976)   $37,186,764
====================================================================================================================================

Liabilities
Unpaid losses and loss expenses    $        -      $14,468,024        $   75,823         $ 6,184,275      $         -    $20,728,122
Future policy benefits for life
  and annuity contracts                     -                -                 -             382,730                -        382,730
Unearned premiums                           -        2,055,459           323,951           1,474,019                -      3,853,429
Short-term debt                             -                -            25,000             470,408                -        495,408
Long-term debt                              -        1,103,218            74,980             171,275                -      1,349,473
Trust preferred securities                  -          800,000            75,000                   -                -        875,000
Other liabilities                     106,385        2,392,000           138,586             447,874                -      3,084,845
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                     106,385       20,818,701           713,340           9,130,581                -     30,769,007
------------------------------------------------------------------------------------------------------------------------------------
Mezzanine equity                      311,050                -                 -                   -                -        311,050
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity          6,106,707        1,621,448           642,204           3,706,324       (5,969,976)     6,106,707
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities, mezzanine
  equity and shareholders' equity  $6,524,142      $22,440,149        $1,355,544         $12,836,905      $(5,969,976)   $37,186,764
====================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.

/(2)/ Includes ACE Limited parent company eliminations.

--------------------------------------------------------------------------------
Condensed Consolidating Balance Sheet
as at December 31, 2000


                                                       ACE INA     ACE Financial          Other ACE
                                  ACE Limited    Holdings, Inc.   Services, Inc.            Limited
                                  (Parent Co.      (Subsidiary       (Subsidiary   Subsidiaries and     Consolidating    ACE Limited
(in thousands of U.S. dollars)     Guarantor)          Issuer)           Issuer)  Eliminations/(1)/  Adjustments/(2)/   Consolidated
 -----------------------------------------------------------------------------------------------------------------------------------
Assets
Total investments and cash         $  479,969      $ 6,655,182        $  919,181         $5,707,992       $         -    $13,762,324
Insurance and reinsurance
 balances receivable                        -        1,616,027             9,832            469,714                 -      2,095,573
Reinsurance recoverable                     -        7,603,352            76,087          1,315,501                 -      8,994,940
Goodwill                                    -        2,240,505           100,928            505,276                 -      2,846,709
Investments in subsidiaries         4,975,663                -           152,000           (152,000)       (4,975,663)             -
Due from subsidiaries and
 affiliates, net                      318,806         (111,131)            1,596            109,535          (318,806)             -
Other assets                           27,404        3,069,648           154,687            738,241                 -      3,989,980
------------------------------------------------------------------------------------------------------------------------------------
Total assets                       $5,801,842      $21,073,583        $1,414,311         $8,694,259       $(5,294,469)   $31,689,526
====================================================================================================================================
Liabilities
Unpaid losses and loss expenses    $        -      $13,126,965        $  246,174         $4,015,255       $         -    $17,388,394
Unearned premiums                           -        1,680,166           293,618          1,061,504                 -      3,035,288
Short-term debt                             -          339,509            25,000                  -                 -        364,509
Long-term debt                              -        1,099,417            74,942            249,869                 -      1,424,228
Trust preferred securities                  -          800,000            75,000                  -                 -        875,000
Other liabilities                      70,581        2,497,734            78,874            223,657                 -      2,870,846
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                      70,581       19,543,791           793,608          5,550,285                 -     25,958,265
------------------------------------------------------------------------------------------------------------------------------------
Mezzanine equity                      311,050                -                 -                  -                 -        311,050
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity          5,420,211        1,529,792           620,703          3,143,974        (5,294,469)     5,420,211
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities, mezzanine
 equity and shareholders' equity   $5,801,842      $21,073,583        $1,414,311         $8,694,259       $(5,294,469)   $31,689,526
====================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

ACE Limited and Subsidiaries

--------------------------------------------------------------------------------
Condensed Consolidating Statement of Operations
For the year ended December 31, 2001

                                                       ACE INA     ACE Financial           Other ACE
                                  ACE Limited   Holdings, Inc.    Services, Inc.             Limited
                                  (Parent Co.      (Subsidiary       (Subsidiary    Subsidiaries and    Consolidating   ACE Limited
(in thousands of U.S. dollars)     Guarantor)          Issuer)           Issuer)   Eliminations/(1)/ Adjustments/(2)/  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written                $       -       $2,616,489          $ 88,997          $3,658,128         $      -    $6,363,614
Net premiums earned                         -        2,498,169            77,662           3,341,346                -     5,917,177
Net investment income                  62,322          351,282            46,602             362,438          (36,775)      785,869
Equity in earnings of subsidiaries   (136,456)               -                 -                   -          136,456             -
Net realized gains (losses) on
 investments                          (13,524)         (52,441)           19,968             (12,362)               -       (58,359)
Losses and loss expenses                    -        1,970,727            22,854           2,558,875                -     4,552,456
Life and annuity benefits                   -                -                 -             401,229                -       401,229
Policy acquisition costs and
 administrative expenses               58,164          766,803            38,270             752,224             (794)    1,614,667
Amortization of goodwill                    -           57,960             4,205              17,406                -        79,571
Interest expense                       (7,753)         179,505            14,013              20,492           (7,075)      199,182
Income tax expense (benefit)            8,345          (45,420)            8,229             (49,828)               -       (78,674)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net realized
 gains (losses) and cumulative effect
 of adopting a new accounting
 standard                            (146,414)        (132,565)           56,661              (8,976)         107,550      (123,744)
Cumulative effect of adopting a new
accounting standard                         -                -           (22,800)                130                -       (22,670)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                   $(146,414)      $ (132,565)         $ 33,861          $   (8,846)        $107,550    $ (146,414)
===================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.


-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidating Statement of Operations
For the year ended December 31, 2000

                                                      ACE INA     ACE Financial           Other ACE
                                 ACE Limited   Holdings, Inc.    Services, Inc.             Limited
                                 (Parent Co.      (Subsidiary       (Subsidiary    Subsidiaries and    Consolidating    ACE Limited
(in thousands of U.S. dollars)    Guarantor)          Issuer)           Issuer)   Eliminations/(1)/ Adjustments/(2)/   Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written               $       -      $ 2,437,811          $ 82,746        $  2,358,797       $        -    $ 4,879,354
Net premiums earned                        -        2,417,189            67,534           2,050,040                -      4,534,763
Net investment income                 43,214          385,722            48,045             322,526          (28,652)       770,855
Equity in earnings of subsidiaries   575,032                -                 -                   -         (575,032)             -
Net realized gains (losses) on
 investments                          (1,623)          (5,207)          (37,836)              5,705                -        (38,961)
Losses and loss expenses                   -        1,713,725             9,109           1,213,231                -      2,936,065
Policy acquisition costs and
 administrative expenses              58,984          732,720            35,419             567,103             (794)     1,393,432
Amortization of goodwill                   -           56,980             4,205              17,635                -         78,820
Interest expense                       6,373          188,454            13,361              23,000           (9,738)       221,450
Income tax expense                     8,284           45,232            15,910              24,482                -         93,908
-----------------------------------------------------------------------------------------------------------------------------------
Net income                         $ 542,982      $    60,593          $   (261)       $    532,820       $ (593,152)   $   542,982
===================================================================================================================================
/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.


-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidating Statement of Operations
For the year ended December 31, 1999

                                                                        ACE INA           Other ACE
                                                   ACE Limited   Holdings, Inc.             Limited
                                                   (Parent Co.      (Subsidiary    Subsidiaries and    Consolidating    ACE Limited
(in thousands of U.S. dollars)                      Guarantor)          Issuer)   Eliminations/(1)/ Adjustments/(2)/   Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written                                $        -       $1,330,620         $ 1,164,728       $        -     $2,495,348
Net premiums earned                                          -        1,360,025           1,125,712                -      2,485,737
Net investment income                                   33,896          182,144             300,165          (22,868)       493,337
Equity in earnings of subsidiaries                     400,623                -                   -         (400,623)             -
Net realized gains (losses) on investments              (9,354)          (4,909)             52,179                -         37,916
Losses and loss expenses                                     -          871,861             767,682                -      1,639,543
Policy acquisition costs and administrative expenses    48,537          498,758             286,617             (600)       833,312
Amortization of goodwill                                     -           27,500              17,850                -         45,350
Interest expense                                         6,211           76,854              22,092              (19)       105,138
Income tax expense (benefit)                             5,454           23,453                (223)               -         28,684
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                          $  364,963       $   38,834         $   384,038       $ (422,872)    $  364,963
===================================================================================================================================
/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

ACE Limited and Subsidiaries

--------------------------------------------------------------------------------
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2001

                                                       ACE INA     ACE Financial           Other ACE
                                  ACE Limited   Holdings, Inc.    Services, Inc.             Limited
                                  (Parent Co.      (Subsidiary       (Subsidiary    Subsidiaries and    Consolidating   ACE Limited
(in thousands of U.S. dollars)     Guarantor)          Issuer)           Issuer)   Eliminations/(1)/ Adjustments/(2)/  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net cash flows from
  (used for) operating activities  $  113,428      $  (328,591)        $ (51,649)        $ 1,619,817      $         -  $  1,353,005
Cash flows from investing activities
Purchases of fixed maturities        (125,733)      (2,153,163)         (848,263)        (13,720,761)               -   (16,847,920)
Purchases of equity securities              -         (122,778)                -             (88,158)               -      (210,936)
Sales of fixed maturities              94,689        2,386,217           835,459          11,417,213                -    14,733,578
Sales of equity securities                  -          122,437                 -              82,405                -       204,842
Maturities of fixed maturities              -                -             4,500              40,429                -        44,929
Net realized gains (losses)
  on financial futures contracts            -                -                 -             (21,976)               -       (21,976)
Other investments                      (1,009)         (60,594)           (7,337)            (20,175)               -       (89,115)
------------------------------------------------------------------------------------------------------------------------------------
Net cash from (used for)
  investing activities             $  (32,053)     $   172,119         $ (15,641)        $(2,311,023)     $         -  $ (2,186,598)
====================================================================================================================================
Cash flows from financing activities
Dividends paid on Ordinary Shares    (128,745)               -                 -                   -                -      (128,745)
Dividends paid on FELINE PRIDES       (25,666)               -                 -                   -                -       (25,666)
Repurchase of Ordinary Shares        (179,446)               -                 -                   -                -      (179,446)
Proceeds from short term debt, net          -         (335,708)                -             391,852                -        56,144
Proceeds from issuance of
  Ordinary Shares                   1,135,878                -                 -                   -                -     1,135,878
Advances to affiliates               (174,000)         483,060            41,741            (350,801)               -             -
Proceeds from exercise of
  options for Ordinary Shares          32,666                -                 -                   -                -        32,666
Proceeds from shares issued
  under ESPP                            6,074                -                 -                   -                -         6,074
Capitalization of subsidiary       (1,101,000)         111,000                 -             990,000                -             -
Dividends received from
  subsidiaries                        338,873                -                 -            (338,873)               -             -
------------------------------------------------------------------------------------------------------------------------------------
Net cash from (used for)
  financing activities             $  (95,366)     $   258,352         $  41,741         $   692,178      $         -  $    896,905
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash       (13,991)         101,880           (25,549)                972                -        63,312
Cash - beginning of year               46,516          253,447            26,576             281,530                -       608,069
------------------------------------------------------------------------------------------------------------------------------------
Cash - end of year                 $   32,525      $   355,327         $   1,027         $   282,502      $         -  $    671,381
====================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

--------------------------------------------------------------------------------
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2000

                                                       ACE INA     ACE Financial           Other ACE
                                  ACE Limited   Holdings, Inc.    Services, Inc.             Limited
                                  (Parent Co.      (Subsidiary       (Subsidiary    Subsidiaries and    Consolidating   ACE Limited
(in thousands of U.S. dollars)     Guarantor)          Issuer)           Issuer)   Eliminations/(1)/  Adjustment/(2)/  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net cash flows from
  (used for) operating activities  $  (49,024)  $   (1,212,871)   $       58,605    $        776,118    $           -   $  (427,172)
Cash flows from investing
  activities
Purchases of fixed maturities        (618,049)      (2,907,397)         (722,539)         (7,228,653)               -   (11,476,638)
Purchases of equity securities              -         (226,474)                -            (184,548)               -      (411,022)
Sales of fixed maturities             449,766        3,764,557           668,059           6,639,296                -    11,521,678
Sales of equity securities                  -          535,531                 -             257,968                -       793,499
Maturities of fixed maturities              -                -             2,000              66,869                -        68,869
Net realized gains (losses)
  on financial futures contracts            -                -                 -             (48,227)               -       (48,227)
Sale (acquisition) of subsidiaries     82,244                -            10,200             (10,200)         (82,244)            -
Other investments                         135           (1,495)            5,020            (218,076)               -      (214,416)
------------------------------------------------------------------------------------------------------------------------------------
Net cash from (used for)
  investing activities             $  (85,904)  $    1,164,722    $      (37,260)   $       (725,571)   $     (82,244)  $   233,743
====================================================================================================================================
Cash flows from financing activities
Dividends paid on Ordinary Shares    (106,459)               -                 -                   -                -      (106,459)
Dividends paid on FELINE PRIDES       (15,254)               -                 -                   -                -       (15,254)
Repayment of bank debt, net          (424,886)        (280,830)                -              (4,360)               -      (710,076)
Proceeds from issuance of
  trust preferred securities                -          300,000                 -                   -                -       300,000
Proceeds from issuance
  of FELINE PRIDES                    311,050                -                 -                   -                -       311,050
Issuance costs of FELINE PRIDES        (9,884)               -                 -                   -                -        (9,884)
Advances to affiliates                (95,513)               -                 -              95,513                -             -
Proceeds from exercise of options
  for Ordinary Shares                  31,335                -                 -                   -                -        31,335
Proceeds from shares
  issued under ESPP                     1,234                -                 -                   -                -         1,234
Capitalization of subsidiary          (27,103)               -             5,000              22,103                -             -
Dividends received from
  subsidiaries                        101,147                -                 -            (101,147)               -             -
Net proceeds from
  issuance of ordinary shares         400,320                -                 -                   -                -       400,320
------------------------------------------------------------------------------------------------------------------------------------
Net cash from (used for)
  financing activities             $  165,987   $       19,170    $        5,000    $         12,109    $           -   $   202,266
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash        31,059          (28,979)           26,345              62,656          (82,244)        8,837
Cash - beginning of year               15,457          282,426               231             301,118                -       599,232
------------------------------------------------------------------------------------------------------------------------------------
Cash - end of year                 $   46,516   $      253,447    $       26,576    $        363,774    $     (82,244)  $   608,069
====================================================================================================================================

/(1)/Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/Includes ACE Limited parent company eliminations.

ACE Limited and Subsidiaries

--------------------------------------------------------------------------------
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 1999

                                                                          ACE INA          Other ACE
                                                      ACE Limited   Holdings, Inc.           Limited
                                                       (Parent Co.    (Subsidiary   Subsidiaries and    Consolidating    ACE Limited
(in thousands of U.S. dollars)                          Guarantor)         Issuer) Eliminations/(1)/ Adjustments/(2)/   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for) operating activities   $  (140,091)    $  (471,622)     $     150,861     $          -   $  (460,852)
Cash flows from investing activities
Purchases of fixed maturities                            (402,079)     (1,784,563)       (15,666,681)               -   (17,853,323)
Purchases of equity securities                                  -        (180,266)          (188,657)               -      (368,923)
Sales of fixed maturities                                 467,010       1,456,512         16,630,071                -    18,553,593
Sales of equity securities                                      -         176,734            244,631                -       421,365
Maturities of fixed maturities                                  -               -            437,665                -       437,665
Net realized gains (losses)on financial
  futures contracts                                             -               -             68,311                -        68,311
Other investments                                          (6,837)          8,506           (140,703)               -      (139,034)
Acquisition of subsidiary, net of cash acquired                 -      (2,592,631)           (86,585)               -    (2,679,216)
------------------------------------------------------------------------------------------------------------------------------------
Net cash from (used for) investing activities         $    58,094     $(2,915,708)     $   1,298,052     $          -   $(1,559,562)
====================================================================================================================================
Cash flows from financing activities
Dividends paid on Ordinary Shares                         (77,836)              -                  -                -       (77,836)
Repayment of bank debt, net                               424,886         620,422           (194,539)               -       850,769
Proceeds from long term debt                                    -       1,099,334                                   -     1,099,334
Advances to affiliates                                    (89,526)        400,000           (310,474)               -             -
Proceeds from exercise of options for
  Ordinary Shares                                           5,672               -                  -                -         5,672
Proceeds from shares issued under ESPP                      1,151               -                  -                -         1,151
Proceeds from issuance of trust preferred securities            -         500,000                  -                -       500,000
Capitalization of subsidiaries                         (1,160,351)      1,050,000            110,351                -             -
Dividends received from subsidiaries                      966,000               -           (966,000)               -             -
------------------------------------------------------------------------------------------------------------------------------------
Net cash from (used for) financing activities        $     69,996     $ 3,669,756      $  (1,360,662)    $          -   $ 2,379,090
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                           (12,001)        282,426             88,251                -       358,676
Cash - beginning of year                                   27,458              -             213,098                -       240,556
------------------------------------------------------------------------------------------------------------------------------------
Cash - end of year                                   $     15,457     $   282,426      $     301,349     $          -   $   599,232
====================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

18. Segment information
ACE's operations are currently organized into six operating segments: ACE Bermuda, ACE Global Markets, ACE Global Reinsurance, ACE USA, ACE International and ACE Financial Services. The operations of ACE Limited, ACE INA Holdings and certain eliminations required to reconcile the segment data to the consolidated statement of operations are included in "other". These segments are structured on a geographic basis. Following recent management changes, the manner in which the segments are presented is being reassessed.

ACE Bermuda, which primarily encompasses the ACE Bermuda Insurance group of companies, provides property and casualty insurance and reinsurance coverage, including excess liability, professional lines, satellite, excess property, political risk, and financial solutions products, to a diverse group of industrial, commercial and other enterprises.

ACE Global Markets primarily encompasses the Company's operations in the Lloyd's market (including for segment purposes Lloyd's operations owned by ACE Financial Services). ACE Global Markets provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by the Lloyd's managing agencies which are owned by the Company.

ACE Global Reinsurance comprises the operations of ACE Tempest Reinsurance Ltd. and ACE Tempest Life Reinsurance Ltd. ACE Tempest Reinsurance Ltd. primarily includes property catastrophe reinsurance provided worldwide to insurers of commercial and personal property. The company began expanding in 2000 to diversify its business and offer a broad range of products. The life reinsurance business completed its first full year of operations in 2001. The principal business of ACE Tempest Life Reinsurance Ltd. is to provide reinsurance coverage to other life insurance companies.


ACE USA primarily comprises the domestic U.S. operations of ACE INA, which were acquired on July 2, 1999, and the operations of ACE US Holdings, which were acquired on January 2, 1998. These operations provide specialty property and casualty products and services.

ACE International primarily comprises the international operations of ACE INA, which were acquired on July 2, 1999. ACE International provides property and casualty insurance, accident and health insurance and consumer-oriented products to individuals, mid-sized firms and large commercial clients. In addition, ACE International provides customized and comprehensive insurance policies and services to multinational firms and their cross-border subsidiaries. ACE International is organized into four geographic locations: ACE Europe, ACE Far East, ACE Asia Pacific, and ACE Latin America.

ACE Financial Services is primarily comprised of the Capital Re companies acquired on December 30, 1999. ACE Financial Services provides value-added reinsurance products in several specialty insurance markets. ACE Financial Services has two principal divisions: financial guaranty and financial risks. The financial guaranty division is comprised of municipal and non-municipal financial guaranty reinsurance and credit default swaps. The financial risks division is comprised of mortgage guaranty reinsurance, trade credit reinsurance, title reinsurance and financial solutions. As ACE Financial Services was acquired on December 30, 1999, the Company has not reflected any operations from this segment during 1999.

a) The following tables summarize the operations by segment for the years ended December 31, 2001, 2000 and 1999.

b) For segment reporting purposes, certain items have been presented in a different manner than in the consolidated financial statements. For segment reporting purposes, items considered non-recurring in nature have been aggregated and shown separately net of related taxes, and net realized gains (losses) have been presented net of related taxes.

ACE Limited and Subsidiaries

--------------------------------------------------------------------------------
Supplemental Information by Segment
For the year ended December 31, 2001

                                                ACE          ACE                                      ACE
                                    ACE      Global       Global          ACE             ACE   Financial                      ACE
(in thousands of U.S. dollars)  Bermuda     Markets  Reinsurance          USA   International    Services  Other/(1)/ Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Operations data
Gross premiums written:
Property and
  casualty premiums          $1,145,564  $1,299,843   $  325,548  $ 4,427,945      $2,260,222  $  292,188 $        -   $ 9,751,310
Life and annuity premiums             -           -      414,052            -               -           -          -       414,052
Net premiums written:
Property and
  casualty premiums           1,060,959     765,568      286,701    2,046,975       1,511,774     283,947          -     5,955,924
Life and annuity premiums             -           -      407,690            -               -           -          -       407,690
Net premiums earned:
Property and
  casualty premiums             945,501     623,916      255,538    1,891,703       1,441,910     352,329          -     5,510,897
Life and annuity premiums             -           -      406,280            -               -           -          -       406,280
Losses and loss expenses      1,056,136     550,177      199,606    1,419,157       1,086,782     240,598          -     4,552,456
Life and annuity benefits             -           -      401,229            -               -           -          -       401,229
Policy acquisition costs         22,632     216,778       54,507      182,334         260,689      47,724          -       784,664
Administrative expenses          38,492      71,622       27,558      283,417         271,372      36,586     94,583       823,630
----------------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)     (171,759)   (214,661)     (21,082)       6,795        (176,933)     27,421    (94,583)     (644,802)
Net investment income           153,179      35,745       74,219      335,168          80,846     101,566      5,146       785,869
Amortization of goodwill           (900)      3,755       14,011          540               -       4,205     57,960        79,571
Interest expense                  6,445       2,591          733       33,481               -      14,013    141,919       199,182
Income tax expense (benefit)      2,756     (65,095)           -       99,716         (46,033)     16,607    (76,699)      (68,748)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses),
  non-recurring expenses and
  cumulative effect             (26,881)   (120,167)      38,393      208,226         (50,054)     94,162   (212,617)      (68,938)
Non-recurring expenses
  (net of income tax)                 -      (4,461)           -            -               -           -          -        (4,461)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses) and
  cumulative effect             (26,881)   (124,628)      38,393      208,226         (50,054)     94,162   (212,617)      (73,399)
Net realized gains (losses)
  (net of income tax)             6,470       6,617      (17,323)     (31,271)          2,962      (4,276)   (13,524)      (50,345)
Income (loss) excluding
  cumulative effect of
  adopting a new
  accounting standard           (20,411)   (118,011)      21,070      176,955         (47,092)     89,886   (226,141)     (123,744)
Cumulative effect of
  adopting a new
  accounting standard
  (net of income tax)                 -         510          470          (50)              -     (23,600)         -       (22,670)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)            $ ( 20,411) $ (117,501)  $   21,540  $   176,905      $  (47,092) $   66,286 $ (226,141)  $  (146,414)
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                 $4,175,670  $3,088,545   $2,311,755  $18,693,792      $4,224,485  $2,183,096 $2,509,421   $37,186,764
==================================================================================================================================

/(1)/ ACE Limited, ACE INA Holdings and intercompany eliminations

---------------------------------------------------------------------------------------------------------------------------------
Supplemental Information by Segment
For the year ended December 31, 2000

                                                 ACE          ACE                                  ACE
                                    ACE       Global       Global         ACE           ACE   Financial                      ACE
(in thousands of U.S. dollars)  Bermuda      Markets  Reinsurance         USA International    Services Other/(1)/  Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Operations data
Gross premiums written       $  597,865   $1,063,918   $  190,771 $ 3,380,343   $ 2,027,285  $  326,589 $        -   $ 7,586,771
Net premiums written            512,310      772,021      157,489   1,707,623     1,418,661     311,250          -     4,879,354
Net premiums earned             486,984      619,329      141,337   1,619,025     1,385,557     282,531          -     4,534,763
Losses and loss expenses        361,855      354,123       17,954   1,192,881       826,210     183,042          -     2,936,065
Policy acquisition costs         20,630      164,738       25,192     160,956       235,847      43,378          -       650,741
Administrative expenses          29,933       69,384       10,284     253,946       285,090      32,839     61,215       742,691
Underwriting income (loss)       74,566       31,084       87,907      11,242        38,410      23,272    (61,215)      205,266
--------------------------------------------------------------------------------------------------------------------------------
Net investment income           149,781       36,636       60,281     341,361        92,477      96,591     (6,272)      770,855
Amortization of goodwill           (883)       3,968       14,010         540             -       4,205     56,980        78,820
Interest expense                  1,643        4,980            -      38,333             -      13,361    163,133       221,450
Income tax expense (benefit)      2,459       17,481         (173)     98,288        20,067      20,626    (64,841)       93,907
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses)       221,128       41,291      134,351     215,442       110,820      81,671   (222,759)      581,944
Net realized gains (losses)
  (net of income tax)             1,344       (1,495)     (38,161)    (22,633)       18,221       5,440     (1,678)      (38,962)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)            $  222,472   $   39,796   $   96,190 $   192,809   $   129,041  $   87,111 $ (224,437)  $   542,982
--------------------------------------------------------------------------------------------------------------------------------
Total Assets                 $3,133,117   $1,962,401   $1,324,641 $16,438,562   $ 3,846,345  $2,254,260 $2,730,200   $31,689,526
================================================================================================================================
/(1)/ ACE Limited, ACE INA Holdings and intercompany eliminations

ACE Limited and Subsidiaries


-----------------------------------------------------------------------------------------------------------------------------------
Supplemental Information by Segment
For the year ended December 31, 1999
                                                       ACE           ACE
                                          ACE       Global        Global            ACE           ACE                           ACE
(in thousands of U.S. dollars)        Bermuda      Markets   Reinsurance            USA International      Other/(1)/  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Operations data
Gross premiums written             $  553,365   $  634,689    $  182,267    $ 1,566,584    $  932,252  $            -   $ 3,869,157
Net premiums written                  428,953      438,769       145,673        796,892       685,061               -     2,495,348
Net premiums earned                   510,013      363,887       140,094        748,635       723,108               -     2,485,737
Losses and loss expenses              390,385      205,811        96,935        533,275       413,137               -     1,639,543
Policy acquisition costs               14,862       94,419        20,809         68,993       138,993               -       338,076
Administrative expenses                38,233       54,636        11,927        176,524       152,165          51,071       484,556
-----------------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)             66,533        9,021        10,423        (30,157)       18,813         (51,071)       23,562
Net investment income                 174,647       28,489        60,015        188,688        40,664             834       493,337
Amortization of goodwill                 (834)       4,204        14,011            469             -          27,500        45,350
Interest expense                        4,705        3,944             -         34,563             -          61,926       105,138
Income tax expense (benefit)            2,129        6,006             -         34,693        20,199         (26,403)       36,624
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses)
  and non-recurring expenses          235,180       23,356        56,427         88,806        39,278        (113,260)      329,787
Non-recurring expenses (net
  of income tax)                            -            -             -         (3,900)       (3,042)              -        (6,942)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net
  realized gains (losses)             235,180       23,356        56,427         84,906        36,236        (113,260)      322,845
Net realized gains (losses)
  (net of income tax)                  63,752       (4,373)       (3,771)        (3,529)         (608)         (9,353)       42,118
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $  298,932   $   18,983    $   52,656    $    81,377    $   35,628  $     (122,613)  $   364,963
===================================================================================================================================
Total Assets                       $2,867,138   $1,521,535    $1,328,687    $16,240,045    $3,904,755  $4,260,728/(2)/  $30,122,888
===================================================================================================================================
/(1)/ ACE Limited, ACE INA Holdings and intercompany eliminations
/(2)/ Includes ACE Financial Services assets of $1,483,781

The following tables summarize the revenues of each segment by product offering for the years ended December 31, 2001, 2000 and 1999.

----------------------------------------------------------------------------------------------------------
Net Premiums Earned by Type of Premium

                                               Property    Life, Accident       Financial              ACE
(in thousands of U.S. dollars)                 Casualty          & Health        Products     Consolidated
----------------------------------------------------------------------------------------------------------
Year ended December 31, 2001
ACE Bermuda                                 $   169,187         $       -     $   776,314      $   945,501
ACE Global Markets                              610,873            13,043               -          623,916
ACE Global Reinsurance                          255,538           406,280               -          661,818
ACE USA                                       1,591,560                 -         300,143        1,891,703
ACE International                               927,484           504,048          10,378        1,441,910
ACE Financial Services                                -                 -         352,329          352,329
----------------------------------------------------------------------------------------------------------
Net premiums earned                         $ 3,554,642         $ 923,371     $ 1,439,164      $ 5,917,177
==========================================================================================================

Year ended December 31, 2000
ACE Bermuda                                 $   280,922         $       -     $   206,062      $   486,984
ACE Global Markets                              577,110            42,219               -          619,329
ACE Global Reinsurance                          141,337                 -               -          141,337
ACE USA                                       1,402,982                 -         216,043        1,619,025
ACE International                               974,144           411,413               -        1,385,557
ACE Financial Services                                -                 -         282,531          282,531
----------------------------------------------------------------------------------------------------------
Net premiums earned                         $ 3,376,495         $ 453,632     $   704,636      $ 4,534,763
==========================================================================================================

Year ended December 31, 1999
ACE Bermuda                                 $   224,503         $       -     $   285,510      $   510,013
ACE Global Markets                              363,887                 -               -          363,887
ACE Global Reinsurance                          140,094                 -               -          140,094
ACE USA                                         748,635                 -               -          748,635
ACE International                               477,545           245,563               -          723,108
----------------------------------------------------------------------------------------------------------
Net premiums earned                         $ 1,954,664         $ 245,563     $   285,510      $ 2,485,737
==========================================================================================================

ACE Limited and Subsidiaries


c) The following table summarizes the Company's gross premiums written by geographic region. Allocations have been made on the basis of location of risk.

   Year       North               Australia &       Asia       Latin
  Ended     America    Europe     New Zealand    Pacific     America      Other
-------------------------------------------------------------------------------
  2001          63%       21%              2%         9%          5%          -
  2000          63%       20%              7%         5%          4%         1%
  1999          59%       18%              4%         9%          3%         7%

19. Discontinued operations

As part of the ACE INA Acquisition in July 1999, the Company planned to dispose of the operations of Commercial Insurance Services ("CIS"), a division of ACE INA. Following the acquisition, the Company sold the renewal rights for all of its CIS business and planned to sell the assets and liabilities pertaining to the in-force book of business which it still owned. Therefore, in accordance with EITF 87-11, "Allocation of Purchase Price to Assets to Be Sold," and EITF 90-6, "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to Be Sold," the Company presented CIS as a discontinued operation, with effect from July 2, 1999.

On July 2, 1999, the Company reduced the consolidated balance sheet for all items that pertained specifically to CIS, together with the estimated proceeds on sale and estimated operating results over the twelve months from July 2, 1999, through July 1, 2000, into a net liability of approximately $170 million, which was recorded in accounts payable, accrued expenses and other liabilities.

As the CIS business was not sold within the allotted time period, the Company was required, as of July 2, 2000, to record the CIS balance sheet into its constituent parts in the balance sheet and to record any resulting income or loss from CIS in its statement of operations prospectively from July 2, 2000. In the absence of an acceptable offer to purchase the in-force book of business, the Company expects to continue to run off this business. The results of the CIS operations from July 2, 2000 are reflected in the ACE USA segment.

102