Form 10-K, Exhibit 13
period 2002-12-31
ACE LTD
filed 2003-03-27
CIK 896159

                                                                    Exhibit 13.1

ACE LIMITED SELECTED FINANCIAL DATA

                                                                                              For the three        For the
                                                   For the years ended December 31,            months ended     year ended
(in thousands of U.S. dollars, except     --------------------------------------------------   December 31,  September 30,
share, per share data and selected data)         2002         2001         2000         1999           1998           1998
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA:
Net premiums earned
Property and casualty premiums            $ 6,672,227  $ 5,510,897  $ 4,534,763  $ 2,485,737  $     218,007  $     894,303
Life and annuity premiums                     158,277      406,280            -            -              -              -
--------------------------------------------------------------------------------------------------------------------------
                                            6,830,504    5,917,177    4,534,763    2,485,737        218,007        894,303
Net investment income                         802,141      785,869      770,855      493,337         85,095        324,254
Other income (expense)                        (20,552)         452        2,942            -              -              -
Net realized gains (losses) on
 investments                                 (489,089)     (58,359)     (38,961)      37,916        130,154        188,385
Losses and loss expenses                    4,906,510    4,552,456    2,936,065    1,639,543        111,169        516,892
Life and annuity benefits                     158,118      401,229            -            -              -              -
Policy acquisition costs and
 administrative expenses                    1,904,021    1,615,119    1,396,374      833,312         69,030        271,566
Interest expense                              193,494      199,182      221,450      105,138          4,741         25,459
Income tax expense (benefit)                 (115,688)     (78,674)      93,908       28,684          5,342         20,040
Amortization of goodwill                            -       79,571       78,820       45,350          4,435         12,834
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative
 effect of adopting a new
 accounting standard                           76,549     (123,744)     542,982      364,963        238,539        560,151
Cumulative effect of adopting
 a new accounting standard
 (net of income tax)                                -      (22,670)           -            -              -              -
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              76,549     (146,414)     542,982      364,963        238,539        560,151
Dividends on Mezzanine equity                 (25,662)     (25,594)     (18,391)           -              -              -
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to
 holders of Ordinary Shares               $    50,887  $  (172,008) $   524,591  $   364,963  $     238,539  $     560,151
==========================================================================================================================
Diluted earnings (loss) per share
 before cumulative effect of
 adopting a new accounting
 standard                                 $      0.19  $     (0.64) $      2.31  $      1.85  $        1.21  $        2.96
--------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share/(1)/    $      0.19  $     (0.74) $      2.31  $      1.85  $        1.21  $        2.96
==========================================================================================================================

/(1)/ Diluted earnings (loss) per share is calculated by dividing net income
      (loss) available to holders of Ordinary Shares by weighted average shares outstanding - diluted.

                                                                                                      For the three        For the
                                                      For the years ended December 31,                 months ended     year ended
(in thousands of U.S. dollars, except    ----------------------------------------------------------    December 31,  September 30,
share, per share data and selected data)          2002           2001           2000           1999            1998           1998
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
 (at end of period)
Total investments and cash               $  18,323,908  $  15,935,913  $  13,762,324  $  12,875,535  $    6,214,900  $   6,201,074
Total assets                                43,450,937     37,186,764     31,689,526     30,122,888       8,834,305      8,788,753
Net unpaid losses and loss expenses         11,318,018     10,339,014      9,330,950      8,908,817       2,577,805      2,678,341
Net future policy benefits for life
 and annuity contracts                         433,418        377,395              -              -               -              -
Long-term debt                               1,748,937      1,349,473      1,424,228      1,424,228         250,000              -
Trust preferred securities                     475,000        875,000        875,000        575,000               -              -
Total liabilities                           36,751,201     30,769,007     25,958,265     25,672,328       4,924,728      5,074,483
Mezzanine equity                               311,050        311,050        311,050              -               -              -
Shareholders' equity                         6,388,686      6,106,707      5,420,211      4,450,560       3,909,577      3,714,270
Diluted book value per share             $       24.16  $       23.59  $       23.25  $       20.28  $        20.19  $       19.14

SELECTED DATA
Loss and loss expense ratio /(2)/                 73.5%          82.6%          64.7%          66.0%           51.0%          57.8%
Underwriting and administrative
 expense ratio /(3)/                              28.2%          29.0%          30.8%          33.5%           31.7%          30.4%
----------------------------------------------------------------------------------------------------------------------------------
Combined ratio /(4)/                             101.7%         111.6%          95.5%          99.5%           82.7%          88.2%
==================================================================================================================================
Net loss reserves to capital and
 surplus ratio /(5)/                             183.9%         175.5%         172.2%         200.2%           65.9%          72.1%

Weighted average shares
 outstanding - diluted                     269,870,023    233,799,588    227,418,430    197,626,354     197,349,356    189,281,175
Cash dividends per share                 $        0.66  $        0.58  $        0.50  $        0.42  $         0.09  $        0.34
==================================================================================================================================

/(2)/ The loss and loss expense ratio is calculated by dividing the losses and loss expenses by property and casualty net premiums earned.
/(3)/ The underwriting and administrative expense ratio is calculated by dividing the policy acquisition costs and administrative expenses by property and casualty net premiums earned.
/(4)/ The combined ratio is the sum of the loss and loss expense ratio and the underwriting and administrative expense ratio.
/(5)/ The net loss reserves to capital and surplus ratio is calculated by dividing the sum of the net unpaid losses and loss expenses and net future policy benefits for life and annuity contracts by shareholders' equity.

The above table sets forth selected consolidated financial data of the Company as of and for the years ended December 31, 2002, 2001, 2000 and 1999, the three months ended December 31, 1998, and for the year ended September 30, 1998. These selected financial and other data should be read in conjunction with the consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations", presented on pages 58 to 110 and 19 to 57 respectively, of this annual report. On July 2, 1999, the Company changed its fiscal year end from September 30 to December 31. This change was implemented retroactively to December 31, 1998, so that the 1999 fiscal year is for the twelve-month period ended December 31, 1999. In 1999 the Company, through a U.S. holding company, ACE INA, acquired CIGNA Corporation's domestic property and casualty insurance operations including its run-off business, and also its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations is a discussion of ACE's results of operations, financial condition and liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements, and related notes, presented on pages 58 to 110 of this annual report.

SAFE HARBOR DISCLOSURE

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere herein and in other documents we file with the Securities and Exchange Commission ("SEC")) include, but are not limited to:

.. global political conditions, the occurrence of any terrorist attacks, including any nuclear, biological or chemical events, or the outbreak and effects of war, and possible business disruption or economic contraction that may result from such events;
.. the effects of public company bankruptcies and/or accounting restatements, as well as disclosures by and investigations of public companies relating to possible accounting irregularities, and other corporate governance issues, including the effects of such events on:
    . the capital markets;
    . the markets for directors and officers and errors and omissions insurance; and
    . claims and litigation arising out of such disclosures or practices by other companies;
.. the ability to collect reinsurance recoverable, credit developments of reinsurers and any delays with respect thereto;
.. the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding our estimates;
.. actual loss experience from insured or reinsured events;
.. the uncertainties of the loss reserving and claims settlement processes, including the difficulties associated with assessing environmental damage and asbestos-related latent injuries, the impact of aggregate policy coverage limits and the impact of bankruptcy protection sought by various asbestos producers and other related businesses;
.. judicial decisions and rulings, new theories of liability and legal tactics; .. the impact of the September 11 tragedy and its aftermath on our insureds and reinsureds, on the insurance and reinsurance industry, and on the economy in general;
.. uncertainties relating to governmental, legislative and regulatory policies, developments and treaties, which, among other things, could subject us to insurance regulation or taxation in additional jurisdictions or affect our current operations;
.. the actual amount of new and renewal business, market acceptance of our products, and risks associated with the introduction of new products and services and entering new markets;
.. the competitive environment in which we operate, including trends in pricing or in policy terms and conditions, which may differ from our projections;
.. actions that rating agencies may take from time to time, such as changes in our claims-paying, financial strength or credit ratings;
.. developments in global financial markets, including changes in interest rates, stock markets and other financial markets, and foreign currency exchange rate fluctuations, which could affect our investment portfolio and financing plans;
.. changing rates of inflation and other economic conditions;
.. the amount of dividends received from subsidiaries;
.. loss of the services of any of our executive officers without suitable replacements being recruited in a reasonable time frame;
.. the ability of technology to perform as anticipated; and .. management's response to these factors.

     The words "believe", "anticipate", "estimate", "project", "should", "plan", "expect", "intend", "hope", "will likely result" or "will continue", and variations thereof and similar expressions, identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORTING SEGMENTS

In 2002, following changes in executive management responsibilities, we reassessed and changed our reporting segments from individual operating units to lines of business. We now operate through four business segments: Insurance - North American, Insurance - Overseas General, Global Reinsurance and Financial Services. We believe that these segments better represent the way we manage our operations and measure our performance. Insurance - North American includes the operations of ACE USA, ACE Bermuda and ACE Canada, excluding the financial solutions business in both the U.S. and Bermuda, which are included in the Financial Services segment. Insurance - Overseas General includes the operations of ACE International, including ACE Europe, ACE Asia Pacific, ACE Far East and ACE Latin America, and the insurance operations of ACE Global Markets. The Global Reinsurance segment comprises ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re Europe and our life reinsurance operation which is discussed separately. The Financial Services segment includes the financial guaranty business of ACE Guaranty Corp. and ACE Capital Re International and the financial solutions business in the U.S. and Bermuda.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include amounts that, either by their nature or due to requirements of accounting principles generally accepted in the U.S. ("GAAP"), are determined using best estimates and assumptions to determine the reported values. While we believe that the amounts included in our consolidated financial statements reflect our best estimates and assumptions, these amounts could ultimately be materially different from the amounts currently provided for in our consolidated financial statements. We believe the items requiring the most inherently subjective and complex estimates to be:

.. unpaid losses and loss expense reserves, including asbestos reserves; .. reinsurance recoverable, including our bad debt provision;
.. impairments to the fair value of our investment portfolio;
.. the fair value of certain derivatives; and .. the valuation of goodwill.

     As such, we deem our accounting policies for these amounts to be of critical importance to our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions required to arrive at these amounts and should be read in conjunction with the sections entitled: Property and Casualty Loss Reserves, Asbestos and Environmental Claims, Reinsurance, Investments and Cash, Net Realized Gains (Losses) on Investments and Other Income and Expense Items.

UNPAID LOSSES AND LOSS EXPENSES

As an insurance and reinsurance company we are required, under GAAP, to establish loss reserves for the estimated unpaid portion of the ultimate liability for loss and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported ("IBNR"), and include estimates of expenses associated with processing and settling these claims. At December 31, 2002, the unpaid loss and loss expense reserve was $24.3 billion. We use reserving methods based on historical experience, claims reviews, negotiations with insureds, current developments and laws. The process of establishing reserves for property and casualty ("P&C") claims can be complex and imprecise as it requires the use of informed estimates and judgments. These estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. We have actuarial staff in each of our operating segments who track insurance reserves and regularly evaluate the levels of loss reserves, taking into consideration factors that may impact the ultimate loss reserves. Any adjustments to previously established reserves, resulting from a change in estimate, would be reflected in our results of operations in the period in which we make the change in estimate. As part of our evaluation process of loss reserves, we annually engage independent actuarial firms to review the methods and assumptions we use in estimating loss and loss expense reserves. These annual reviews cover different portions of our operating businesses on a rotating basis within each year and are an independent check on our loss reserves. The potential for variation in loss reserves is impacted by numerous factors, which we explain in some detail below.

     We are required to set loss reserves for all business we write. In most cases, we do not have all the necessary information to adequately settle a claim at the time we are required to accrue for the loss. As a result, historical experience and other statistical information are used to estimate the ultimate cost of the loss, depending on the type of business.

     Short-tail business describes lines of business where losses are usually known and paid shortly after the loss actually occurs. This would include, for example, most property, aviation and automobile policies that are written. Typically, there is less variability in these lines of business.

     Long-tail business describes lines of business where specific losses may not be known for some period and losses take much longer to emerge. This includes most casualty lines such as general liability, directors and officers liability ("D&O"), warranty and workers' compensation. Because the loss settlement period can be many years in duration (in some cases, claims take 30-40 years to settle), these lines of business generally have more variability in their loss reserves. As new information evolves, a company may be required to increase or lower existing reserve levels.

     The estimation of unpaid loss and loss expense reserves can also be affected by the layer at which a particular contract or set of contracts is written. In the case of direct insurance, where the insurer is taking on risk in the lower value end of the particular contract, the experience will tend to be more frequency driven. These lines of business allow for more traditional actuarial methods to be used in determining loss reserve levels, as it is customary to have more historical experience to rely upon. In the case of excess of loss contracts, the experience will tend to be more of a severity nature, as only a significant loss will enter the layer. Consequently, traditional actuarial methods for setting loss reserves (such as loss development triangles), have to be tempered with an analysis of each contract's terms, original pricing information, subsequent internal and external analyses of the ongoing contracts, market exposures and history and qualitative input from claims managers.

     Included in our liabilities for losses and loss expenses are liabilities for asbestos, environmental and latent injury damage claims and expenses ("A&E"). These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. These amounts include provision for both reported and IBNR claims.

     In establishing reserves for periods prior to the fourth quarter of 2002, we assumed that significant additional state judicial or legislative reform would substantially eliminate payments to future claimants who are not physically impaired. In January 2003, we announced additions to our fourth quarter 2002 A&E reserves based on the more conservative assumption that there will be no future state or federal asbestos reform. Therefore, our asbestos reserves do not reflect any anticipated changes in the legal, social or economic environment, or any benefit from future legislative reforms. The vast majority of our reserve increase in the fourth quarter of 2002 is due to the strengthening of the IBNR provision for peripheral defendants and future increases in severity.

     We believe the most significant variables relating to our A&E reserves include assumptions with respect to payments to unimpaired claimants and the liability of peripheral defendants. In establishing our A&E reserves, we consider multiple recoveries by claimants against various defendants; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to non-products coverage; and whether high level excess policies have the potential to be accessed given the policyholders claim trends and liability situation. The results in other asbestos cases announced by other carriers may very well have little or no relevance to us because other coverage exposures are highly dependent upon the specific facts of individual coverage and resolution status of disputes among carrier, policyholder and claimants.

     Based on the policies, the facts, the law and a careful analysis of the impact that these risk factors will likely have on any given account, we estimate the potential liability for indemnity, policyholder defense costs and coverage litigation expense. There are many complex variables that we consider when estimating the reserves for our inventory of asbestos accounts. The variables involved may directly impact the predicted outcome. Sometimes, the outcomes change significantly based on a small change in one risk factor related to just one account.

     For our financial guaranty business, the underwriting process is based on multiple levels of credit review, actuarial analysis, stress-based modeling and legal reviews. As these contracts are typically multi-year (generally 7 to 12 years in duration), the underwriting process is critical and the reviews noted above continue for the duration of the contract. When a loss occurs, it is generally not difficult to estimate losses in the financial guaranty business. Losses are a function of debt service schedules in the case of insured bonds and in the case of credit default swaps, losses are a function of the value of the underlying instrument (typically a bond). Predicting financial guaranty losses, however, is more difficult because of the lack of historical loss experience in this line of business. Traditional property casualty actuarial methods are generally not used since these methods are dependent on more homogeneous, historical loss experience as predictors of future losses. For financial guaranty reserves, we use historic bond default rates as a proxy for estimating future losses.

     With respect to our financial solutions business, each contract we write is relatively large and unique, so each contract is reviewed and assessed individually. Most contracts are multi-year in nature. As with our financial guaranty business, traditional actuarial methods such as analysing and extrapolating historical loss experience are not considered appropriate for financial solutions business because of the relatively small number of large contracts. Our loss estimates are based on contract terms (such as a requirement to pay profit commissions), original pricing information, analysis and comparison with external data and experience to date on the contract.

     While reserving for claims is inherently uncertain, we believe that our net loss and loss expense reserves are adequate. Our reserve review process involves a continual evaluation of cases taking into account all currently known information as well as reasonable assumptions related to unknown information. When facts and circumstance change, including the impact of the risk factors, changes are made to reflect overall reserve adequacy. It is possible that adverse developments could cause us to re-evaluate our assumptions. This could lead us to further increase our loss and loss expense reserves, which could have a material adverse effect on our future operating results.

REINSURANCE RECOVERABLE

One of the ways we manage our loss exposure is through the use of reinsurance. While reinsurance agreements are designed to limit our losses from large exposures and to permit recovery of a portion of direct unpaid losses, reinsurance does not relieve us of our liability to our insureds. Accordingly, our loss and loss expense reserves on our balance sheets represents our total unpaid gross losses, and reinsurance recoverable on our balance sheets represents anticipated recoveries of a portion of those gross unpaid losses as well as amounts recoverable from reinsurers with respect to claims which we have already paid. At December 31, 2002, our reinsurance recoverable balance was $14.0 billion, which includes a bad debt reserve of $939 million, representing
6.3 percent of the amount. Of the total reinsurance recoverable balance, only $1.4 billion is actually due for collection at December 31, 2002, as we only collect from our reinsurers after we have made the claim payment. Although the contractual obligation of individual reinsurers to pay their reinsurance obligations is based on specific contract provisions, the collectibility of such amounts requires significant estimation by management. The majority of the balance we have accrued as recoverable will not be due for collection until sometime in the future (in some cases up to 30 - 40 years from now). Over this period of time, economic conditions and operational performance of a particular reinsurer may impact their ability to meet these obligations and while they may continue to acknowledge their contractual obligation to do so, they may not have the financial resources to fully meet their obligation to us.

     When we accrue a reinsurance recoverable and any related bad debt provision, we make assumptions about the financial condition of our reinsurers by applying historical loss experience to credit categories, as well as assessing disputes under reinsurance contracts based on historical experience and current knowledge. We evaluate the financial condition of our reinsurers on a regular basis and also monitor concentrations of credit risk. For certain reinsurance receivables, we require collateral, such as assets held in trust or letters of credit. Additionally, for specific items in dispute, we make judgments based on knowledge and experience with a particular reinsurer. To assist in this complex process, we have an internal "Security Committee", consisting of senior executive officers, that regularly reviews the financial condition of reinsurers and maintains our list of approved reinsurers. Reinsurers not on the list are considered on a case by case basis.

     We group our reinsurance recoverable into categories, as the nature of the reinsurance recoverable is an important consideration when establishing a bad debt provision. These categories, including the amount of each, are shown in the reinsurance section. We establish our bad debt provision for these categories based on a case by case analysis of individual situations, including credit and collateral analysis and consideration of our collection experience in similar situations. Our bad debt provision assumes a certain level of bad debt for all categories of reinsurance recoverable. If our assumptions regarding our reinsurers' financial condition, willingness to pay amounts recoverable or historical experience prove to be incorrect, our bad debt provision may be understated. This would cause us to increase our bad debt provision, resulting in a charge to earnings in the period recorded. Accordingly, this could have a material adverse effect on our financial condition, results of operations and liquidity. Additional information on reinsurance can be found in the section entitled "Reinsurance".

INVESTMENTS

We record all investments in our portfolio at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. We regularly review our investments for possible impairment. Our reviews depend on significant management judgment based on several criteria including economic conditions, credit loss experience and other issuer-specific developments. If there is a decline in a security's net realizable value, we must determine whether that decline is temporary or "other than temporary". If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in our shareholders' equity. If we believe the decline is "other than temporary", we write down the carrying value of the investment and record a realized loss in our statement of operations. The decision to recognize a decline in the value of a security carried at fair value as "other than temporary" rather than temporary has no impact on our book value. More information regarding our process for reviewing our portfolio for possible impairments can be found in the section entitled "Net Realized Gains (Losses) on Investments".

DERIVATIVES

     We adopted Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as of January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that all derivatives be recognized as either assets or liabilities on the balance sheet and be measured at fair value. We maintain investments in derivative instruments such as futures, options, interest rate swaps and foreign currency forward contracts primarily to manage duration and foreign currency exposure, enhance our portfolio yield or obtain an exposure to a particular financial market. These derivatives are either closed out or fair valued using market quotes or valuations provided to us by third party investment managers using market data. The total fair value related to these instruments at December 31, 2002, was $46 million and is included as a liability in accounts payable, accrued expenses and other liabilities.

     Certain products (principally credit protection oriented) issued by the Financial Services segment have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. We consider these instruments part of our financial guarantee business as we intend to hold them to maturity and therefore, we would only pay out under these contracts if there is a credit event in respect of a specific corporate entity or a bond or loan issued by the entity identified in a contract. We establish loss reserves for the estimated unpaid losses based on our credit default swap policies and agreements in force. Net premiums earned relating to these products for the years ended December 31, 2002 and 2001 were $145 million and $52 million, respectively, with incurred losses of $148 million and $39 million, respectively.

     With effect from January 1, 2001, we are required to record credit default swaps at their fair value. The fair value of these instruments is dependent on a number of factors including credit spreads, changes in interest rates and the credit quality of individual entities. To determine fair value, we may use information from four different sources depending on the type of credit default swap business written. The main sources are third party market pricing, counterparty market pricing and rating agency models. In very limited circumstances, where this information is not available or considered reliable, we may extrapolate market adjustments to estimate fair value. For single name credit default swaps, the majority are valued using the third party market pricing (about 70 percent) and the remainder using counterparty market pricing. For collateralized debt obligations ("CDOs"), which are a group of individual credits packaged together and sold, we typically use a rating agency model specifically designed to evaluate these instruments.

VALUATION OF GOODWILL

Goodwill represents the excess of the cost of acquisitions over the tangible net assets acquired. At December 31, 2002, the balance in our financial statements was $2.7 billion. In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS 142, "Goodwill and Other Intangible Assets", which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Prior to our adoption of FAS 142, we amortized goodwill to income on a straight-line basis over a period of 25 to 40 years. Under FAS 142, goodwill is no longer amortized to income but instead, is subject to impairment tests, with an initial test required by June 30, 2002. As required, we adopted FAS 142 on January 1, 2002 and ceased amortizing goodwill at that time. As part of adopting FAS 142, we assigned all goodwill recognized in our consolidated balance sheet at January 1, 2002 to one or more of our reporting units and carried out the transitional impairment test of goodwill and determined that there was no impairment in goodwill. In our impairment tests, we must assess whether the current fair value of our operating units is at least equal to the fair value used in the determination of goodwill. In doing this, we make assumptions and estimates about profitability attributable to our operating segments, as this is important in assessing whether an impairment has occurred. As part of our ongoing management assessments, we regularly analyze our operating companies in an effort to maximize future cash flows and profitability. If, in the future, our assumptions and estimates made in assessing the carrying value of goodwill prove to be incorrect, goodwill carried on our balance sheet could be materially overstated. This would cause us to write-down the carrying value of goodwill, resulting in a charge to earnings in the period recorded. Accordingly, this could have a material adverse effect on our financial condition, results of operations and liquidity.

SEPTEMBER 11, 2001

The terrorist attack on September 11, 2001 ("the September 11 tragedy") resulted in the largest insured loss in history. We continue to evaluate our total potential liability based upon individual insurance and reinsurance policy language, legal and factual developments in underlying matters involving our insureds and legislative developments in the U.S. involving the terrorist attack. If our current assessments of future developments are proved wrong, the financial impact of any of them, singularly or in the aggregate, could be material. For example, business interruption insurance claims could materialize in the future with greater frequency than we have anticipated or provided for in our estimates, or insureds that we expect will not be held responsible for injuries resulting from the attack are ultimately found to be responsible at a financial level that impacts our insurance or reinsurance policies. The table below shows the impact of the September 11 tragedy on each of our business segments for the year ended December 31, 2001. Our estimate for the September 11 tragedy claims remains substantially unchanged from 2001 and we believe that our estimate is reasonable and accurate based on information currently available.

-------------------------------------------------------------------------------------------------------------------
IMPACT OF SEPTEMBER 11, 2001 TRAGEDY
Year ended December 31, 2001
                                           Insurance-      Insurance-
                                                North        Overseas         Global       Financial            ACE
(in millions of U.S. dollars)                American         General    Reinsurance        Services   Consolidated
-------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Gross premiums written                    $         -  $          (20)  $          -  $          142   $        122
Net premiums written                              (22)            (46)           (23)            142             51
Net premiums earned                               (22)            (46)           (22)            104             14
Losses and loss expenses                          119              67            213             251            650
Policy acquisition costs                            -               -              1               -              1
-------------------------------------------------------------------------------------------------------------------
Underwriting income                              (141)           (113)          (236)           (147)          (637)
Income tax benefit                                (16)            (27)           (35)              -            (78)
-------------------------------------------------------------------------------------------------------------------
Net loss                                  $      (125) $          (86)  $       (201) $         (147)  $       (559)
===================================================================================================================

In February 2002, ACE announced that one of its Bermuda subsidiaries, ACE Bermuda, agreed to settle its property insurance claim with Silverstein Properties, Inc. ("Silverstein"), arising from the World Trade Center disaster. The settlement is based upon a single occurrence and comprised payment of only one policy limit. ACE Bermuda and Silverstein have agreed to dismiss all litigation and arbitration pending between them. The settlement amount is within the reserve previously established for this event and does not affect the remaining group reserves for other claims arising from the September 11 tragedy.

     Our exposure to the tragedy is derived from losses incurred by our insured and reinsured clients. Gross insured claims incurred by us with respect to the tragedy are covered by significant amounts of reinsurance from high quality reinsurers. In order to identify policies which may have been affected by the September 11 tragedy, we conducted a review of our insurance and reinsurance portfolios on a policy by policy basis, which included first-party, third-party, reinsurance, retrocessional, financial guaranty and life reinsurance exposures. Net losses and loss expenses of $650 million resulted from estimated gross losses and loss expenses of approximately $1.8 billion, net of estimated reinsurance recoveries of approximately $1.2 billion. As at December 31, 2002, we have paid $711 million of losses and have collected $468 million of the $512 million recoverable from reinsurers.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

The discussions that follow include tables, which show our consolidated and segment operating results for the years ended December 31, 2002, 2001 and 2000. In presenting our operating results, we have included and discussed certain non-GAAP measures. These non-GAAP measures, which may be defined differently by other companies, are important to an understanding of our overall results of operations; however, they should not be viewed as a substitute for measures determined in accordance with GAAP.

     Underwriting income (loss) is a common performance measurement in the insurance industry, representing net premiums earned less losses and loss expenses, life and annuity benefits, policy acquisition costs and administrative expenses. Net operating income (loss) is another common perfomance measurement and is defined as net income (loss) excluding net realized gains (losses) on investments, debt prepayment expense, non-recurring expenses, and, in 2001, the cumulative effect of adopting FAS 133. Additionally, these items are shown net of income tax. We believe this presentation of net operating income (loss) enhances the understanding of our results of operations by highlighting the underlying profitability of our insurance business. We exclude net realized gains (losses) on investments from net operating income (loss) because the amount of these gains (losses) is heavily influenced by, and fluctuates in part according to, the availability of market opportunities. Debt prepayment expense and non-recurring expenses are excluded from our calculation of net operating income (loss) because we believe these amounts are largely independent of our business and including them would distort the analysis of trends. Net operating income (loss) should not be viewed as a substitute for net income determined in accordance with GAAP.

CONSOLIDATING OPERATING RESULTS

                                                                                                2002 vs.     2001 vs.
(in millions of U.S. dollars)                             2002          2001          2000          2001         2000
---------------------------------------------------------------------------------------------------------------------
Gross premiums written                              $   12,819    $   10,165    $    7,586            26%          34%
Net premiums written                                     8,068         6,363         4,879            27           30

Net premiums earned                                      6,830         5,916         4,534            15           30
Losses and loss expenses                                 4,906         4,552         2,936             8           55
Life and annuity benefits                                  158           401             -           (61)          NM
Policy acquisition costs                                   960           785           651            22           21
Administrative expenses                                    944           823           745            15           10
---------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                          $     (138)   $     (645)   $      202
---------------------------------------------------------------------------------------------------------------------
Net investment income                                      802           785           771
Other income                                                 5             1             3
Interest expense                                           193           199           221
Income tax expense (benefit)                               (35)          (68)           94
Amortization of goodwill                                     -            79            79
---------------------------------------------------------------------------------------------------------------------
Net operating income (loss)                         $      511    $      (69)   $      582
---------------------------------------------------------------------------------------------------------------------
Debt prepayment expense*                                   (17)            -             -
Net realized losses on investments*                       (417)          (50)          (39)
Non-recurring expenses*                                      -            (4)            -
Cumulative effect of adopting
   a new accounting standard*                                -           (23)            -
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $       77    $     (146)   $      543
=====================================================================================================================
Loss and loss expense ratio before
 A&E (2002) and WTC (2001)**/(1)/                         65.8%         71.0%         64.7%
Impact of A&E (2002) and WTC (2001)                        7.7%         11.6%            -
Total loss and loss expense ratio/(1)/                    73.5%         82.6%         64.7%
Underwriting and administrative expense ratio/(1)/        28.2%         29.0%         30.8%
Combined ratio/(1)/                                      101.7%        111.6%         95.5%
=====================================================================================================================

 *    Net of income tax
** Excludes impact of asbestos and environmental reserve strengthening in 2002 and September 11 tragedy in 2001
/(1)/ Ratios exclude life reinsurance business
NM - not meaningful

Gross premiums written increased by 26 percent in 2002 compared with 2001 and net premiums written, which reflect the premiums we retain after purchasing reinsurance protection, increased by 27 percent. Net premiums earned, which reflect the portion of net premiums written recorded as revenues for the period, increased by 15 percent in 2002 compared with 2001. These increases are discussed in each segment section below. The large increases are due to a combination of price increases on renewal business and growth in new business opportunities. Recently, we have noticed that property rate increases have begun to stabilize while casualty lines, despite facing increased competition from new entrants to the insurance market, are currently experiencing accelerating rate increases that we expect to continue into the first half of 2003. Gross premiums written increased by 34 percent to $10.2 billion in 2001 compared with $7.6 billion in 2000. This significant increase was due to new business opportunities and price increases in 2001, increased LPT business and the start up of the life reinsurance operation.

     In 2002, our Financial Services segment wrote several large contracts, including large retroactive contracts in the form of loss portfolio transfer contracts ("LPTs") totaling $311 million in gross premiums written. LPTs generated gross premiums written of $642 million and $362 million in 2001 and 2000, respectively. When LPT contracts are written in a period, they can cause variations in premium volume compared with other periods, particularly in net premiums earned as the entire written premium is fully earned in the period it is written. LPTs are discussed in more detail in the Financial Services segment.

     The underwriting results of P&C business are discussed by reference to the combined ratio, the loss and loss expense ratio and the underwriting and administrative expense ratio. We calculate these ratios by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the underwriting and administrative expense ratio. A combined ratio under 100 percent indicates underwriting income and a combined ratio exceeding 100 percent indicates underwriting losses.

     Our loss and loss expense ratio was 73.5 percent in 2002 compared with 82.6 percent in 2001 and 64.7 percent in 2000. As discussed later in this report, our results for the year ended December 31, 2002, were impacted by the increase to our reserve for A&E exposure, which resulted in a net increase in our loss and loss expenses of $516 million and added 7.7 percentage points to our loss and loss expense ratio. Our share of losses in connection with the September 11 tragedy amounted to $650 million and added 11.6 percentage points to our loss and loss expense ratio in 2001. Excluding the A&E reserve strengthening and the September 11 tragedy, our loss and loss expense ratio declined by 5.2 percentage points in the current year, which is a result of the combined effect of higher net premiums earned in 2002 and the $170 million recorded in 2001 to strengthen loss reserves. This ratio is also influenced by changes in the mix of business written, particularly in the Financial Services segment where LPTs can cause variations in the loss and loss expense ratio. Excluding the Financial Services segment, our loss and loss expense ratio would have been 71.4 percent in 2002,
77.3 percent in 2001 and 59.9 percent in 2000. LPTs are typically recorded at higher loss ratios than our other lines of business. More information regarding LPTs is provided in the Financial Services segment discussion.

     Underwriting and administrative expenses comprise policy acquisition costs, which include commissions, premium taxes, underwriting and other costs that vary with, and are primarily related to, the production of premium and administrative expenses which include all other operating costs. The underwriting and administrative expense ratio has improved to 28.2 percent in 2002 from 29.0 percent in 2001 and 30.8 percent in 2000. The main reason for the decline is the continued increase in net premiums earned in recent years. However, this ratio is also influenced by changes in the mix of business written and, as described further in the segment discussions, certain of our segments have experienced shifts towards lower-commission business. Excluding the Financial Services segment, our underwriting and administrative expense ratios would have been 31.6 percent in 2002, compared with 36.4 percent in 2001 and 34.3 percent in 2000.

     As discussed later in this report, net investment income increased by two percent in 2002 compared with 2001. We adopted FAS 142 on January 1, 2002, and accordingly have not amortized any goodwill in 2002, compared with $79 million of goodwill amortized in 2001 and 2000.

     Our net operating income was $511 million in 2002 including an after tax charge of $354 million for A&E reserve strengthening. Removing the effects of the September 11 tragedy in 2001, our net operating income would have been $490 million in 2001. Our net operating income was $582 million in 2000.

     The debt prepayment expense of $17 million (net of income tax) resulted from our decision to prepay a portion of the ACE INA Subordinated Notes due in 2009. This cost was mostly attributable to the decrease in interest rates since the original note was issued. These subordinated notes bear interest of 11.2 percent. More information regarding our debt is provided in the Liquidity and Capital Resources discussion.

     Net realized losses on investments (net of income tax) were $417 million in 2002 compared with net realized losses of $50 million in 2001 and $39 million in 2000. The net realized losses recorded in 2002, 2001 and 2000 are discussed in detail in the net realized gains (losses) on investments section.

SEGMENT OPERATING RESULTS

INSURANCE - NORTH AMERICAN

The Insurance - North American segment comprises our P&C insurance operations in the U.S., Bermuda and Canada excluding the financial solutions business in the U.S. and Bermuda. The Insurance - North American segment writes a variety of insurance products including property, liability, professional lines (D&O and errors and omissions coverages ("E&O")), marine, program business, political risk, accident and health ("A&H"), warranty, aerospace and other specialty lines.

                                                                                                    2002 vs.    2001 vs.
(in millions of U.S. dollars)                              2002            2001           2000          2001        2000
------------------------------------------------------------------------------------------------------------------------
Gross premiums written                           $        6,116  $        4,521  $       3,626            35%         25%
Net premiums written                                      2,919           1,986          1,891            47           5

Net premiums earned                                       2,475           1,816          1,734            36           5
Losses and loss expenses                                  2,200           1,373          1,128            60          22
Underwriting and administrative expenses                    557             521            475             7          10
------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                       $         (282) $          (78) $         131
------------------------------------------------------------------------------------------------------------------------
Net investment income                                       406             426            446
Other income                                                  1               1              4
Interest expense                                             32              37             35
Income tax expense (benefit)                                 (4)             94            105
------------------------------------------------------------------------------------------------------------------------
Net operating income                             $           97  $          218  $         441
========================================================================================================================
Loss and loss expense ratio before
  A&E (2002) and WTC (2001)*                               68.0%           68.2%          65.1%
Impact of A&E (2002) and WTC (2001)                        20.9%            7.4%             -
Total loss and loss expense ratio                          88.9%           75.6%          65.1%
Underwriting and administrative expense ratio              22.5%           28.7%          27.3%
Combined ratio                                            111.4%          104.3%          92.4%
========================================================================================================================

* Excludes impact of asbestos and environmental reserve strengthening in 2002 and September 11 tragedy in 2001

Gross premiums written for the segment increased by 35 percent in 2002 compared with 2001. Both ACE USA and ACE Bermuda have contributed to the increase. The demand for our traditional P&C risk transfer business continues to rise. As a result of higher rate levels, we have seen significant premium growth and improvements in policy terms and conditions. Additionally, the new products we introduced in this segment in 2002 - A&H, medical risk, excess casualty, environmental and stand alone terrorism - have shown significant momentum, generating $200 million in gross premiums written.

     ACE USA's gross premiums written increased by 34 percent to $5.7 billion for the year compared with $4.2 billion for 2001. Most of ACE USA's operating divisions experienced strong premium growth in 2002, attributed largely to rising prices, a result of the reduced availability of insurance for larger property accounts and excess casualty coverages. Overall, rates increased by over 75 percent for casualty business and 97 percent for D&O business. The large rate increases in our casualty business, specifically professional lines, accelerated in the second half of 2002. These large rate increases were not fully reflected in our overall premium growth as this line is a growing, but not yet high volume business compared to our property lines which experienced slower rate increases in 2002. We expect casualty rate increases to continue to accelerate into 2003 and property rates to further stabilize. We expect to increase our volume of writings on the casualty lines, including professional lines business in 2003 and this should translate to higher premium growth overall. The September 11 tragedy resulted in concentrated losses by the major participants in the reinsurance industry, which significantly reduced primary insurance market capacity in the lines of business where customer demand is now the strongest. Demand and pricing have increased for E&O and D&O coverage due to recent corporate failures and allegations of public company management misconduct. These market conditions have also led to generally favorable changes in policy terms and conditions. In 2001, ACE USA increased its gross premiums written by 30 percent to $4.2 billion compared with $3.3 billion in 2000. During 2001, ACE USA experienced growth in new business and higher pricing due to improved market conditions in the first eight months of the year. Following the September 11 tragedy, significant pricing increases were experienced primarily for large property accounts, catastrophe-exposed property business and the excess casualty lines.

     ACE Bermuda has been successful in growing its core lines of business, reporting an increase in gross premiums written of 60 percent to $435 million in 2002 compared with $272 million in 2001. Excess liability increased by 78 percent, excess property increased by 72 percent and professional lines more than doubled. These significant increases are primarily a result of rate increases in the insurance and reinsurance market in general. We expect the improved market conditions to continue into 2003. ACE Bermuda's gross premiums written in 2001 decreased by 26 percent to $272 million compared with $369 million in 2000. Gross premiums written in 2000 included certain non-recurring retroactive business as well as aviation and satellite business, much of which was later moved to other units within ACE.

     The loss and loss expense ratio for the Insurance - North American segment was 88.9 percent in 2002 compared with 75.6 percent in 2001. The impact of the asbestos reserve strengthening increased our net loss and loss expenses by $516 million and added 20.9 percentage points to this segment's current year loss and loss expense ratio, while the September 11 tragedy added 7.4 percentage points to the loss and loss expense ratio in 2001. Adjusted for these two events, our loss and loss expense ratio was 68.0 percent in 2002 compared with 68.2 percent in 2001. Changes in business mix and losses incurred in ACE Bermuda's satellite book caused the loss and loss expense ratio to remain relatively unchanged despite large rate increases on renewal business and growth in new business.

     The underwriting and administrative expense ratio declined to 22.5 percent in 2002 from 28.7 percent in 2001. This decline is primarily a result of increased net premiums earned and a shift in mix of business at ACE USA towards lower-commission E&O and D&O lines, which more than offset the increase in administrative expenses. Administrative expenses increased in 2002, principally due to the increased costs associated with servicing the growth in new product lines and increased volume in existing product lines. This segment's underwriting and administrative expense ratio was 27.3 percent in 2000.

     An underwriting loss of $282 million was reported in 2002, compared with an underwriting loss of $78 million in 2001. The increase in underwriting loss relates primarily to the reserve strengthening for asbestos exposure in our Brandywine Holdings operation ("Brandywine"), partially offset by the increase in net premiums earned. The Insurance - North American segment had underwriting income of $131 million in 2000, a year relatively free of major catastrophic losses.

     Net operating income was $97 million in 2002, compared with $218 million in 2001. The decrease is attributed to the increase in underwriting loss in 2002, partially offset by the income tax benefit of $4 million in the current year compared with an income tax expense of $94 million in 2001. Net operating income was $441 million in 2000, as a result of the underwriting profit.

INSURANCE - OVERSEAS GENERAL

The Insurance - Overseas General segment comprises ACE International, our network of indigenous insurance operations, and the insurance operations of ACE Global Markets, our Lloyd's operation. The Insurance - Overseas General segment writes a variety of insurance products including property, liability, professional risk (D&O and E&O), marine, political risk, A&H, aerospace and consumer-oriented products.

                                                                                                    2002 vs.    2001 vs.
(in millions of U.S. dollars)                              2002            2001           2000          2001        2000
------------------------------------------------------------------------------------------------------------------------
Gross premiums written                           $        4,114  $        3,289  $       2,822            25%         17%
Net premiums written                                      2,716           2,154          2,004            26           7

Net premiums earned                                       2,393           1,941          1,832            23           6
Losses and loss expenses                                  1,455           1,465          1,108            (1)         32
Underwriting and administrative expenses                    923             772            710            20           9
------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                       $           15  $         (296) $          14
------------------------------------------------------------------------------------------------------------------------
Net investment income                                       108             102            117
Other income (expense)                                        2              (1)            (2)
Interest expense                                              3               2              5
Income tax expense (benefit)                                  6             (85)            15
Amortization of goodwill                                      -               3              4
------------------------------------------------------------------------------------------------------------------------
Net operating income (loss)                      $          116  $         (115) $         105
========================================================================================================================
Loss and loss expense ratio                                60.8%           75.5%          60.5%
Underwriting and administrative expense ratio              38.6%           39.7%          38.8%
Combined ratio                                             99.4%          115.2%          99.3%
========================================================================================================================

Gross premiums written for this segment increased by 25 percent in 2002 compared with 2001. ACE International's gross premiums written increased by 26 percent to $2.7 billion in 2002 compared with $2.1 billion in 2001. With the exception of ACE Far East, ACE International continues to experience rapid growth in all regions of the world. ACE Europe and ACE Asia Pacific accounted for most of this increase, principally due to increased prices on renewing business and demand for products in the P&C and A&H lines. ACE Latin America also contributed to the increase on the strength of favorable price increases and new business writings in the Mexican A&H book. In most regions of the world, property rates continue to increase in 2003, though the rate of increase has slowed, while casualty rates continue to increase at an accelerating rate.

     ACE Global Markets' gross premiums written increased by 23 percent to $1.5 billion in 2002 compared with $1.2 billion in 2001. Improved market conditions in 2002 have resulted in rate increases across most lines and growth in new business written. With the exception of aviation, P&C rates increased in excess of 40 percent in 2002. The magnitude of rate increases for professional risk are expected to continue for the first half of 2003, while property and aviation rate increases have begun to stabilize due to increasing capacity. ACE Global Markets' retention ratio, (the ratio of net premiums written to gross premiums written), has declined to 54 percent in 2002 compared with 60 percent in 2001. This is a result of higher reinsurance cost (and ultimately reduced net premiums written) following the September 11 tragedy. During 2002, we increased our participation in Lloyd's Syndicate 2488 to 99.6 percent from 90 percent in 2001. Gross premiums written increased by $258 million in 2001 to $1.2 billion compared with $921 million in 2000. The increase was due to our higher level of participation in Syndicate 2488 and higher premium levels across most of our lines of business in 2001 due to rate increases.

     Gross premiums written for Insurance - Overseas General increased by 17 percent to $3.3 billion in 2001 compared with $2.8 billion in 2000. The growth in 2001 is attributed to growth in underlying P&C lines in both indigenous and multinational programs and the A&H and consumer products business operations.

     The loss and loss expense ratio for Insurance - Overseas General declined to 60.8 percent in 2002 compared with 75.5 percent in 2001. The improvement is attributed to the lack of catastrophic losses of the magnitude of the September 11 tragedy in 2001 and additionally due to $170 million of reserve strengthening at ACE Global Markets and ACE International in 2001. The loss and loss expense ratio was 60.5 percent in 2000.

     The underwriting and administrative expense ratio for this segment was relatively stable despite increased net premiums earned. The ratio was 38.6 percent in 2002 compared with 39.7 percent in 2001 and 38.8 percent in 2000. Underwriting expenses at ACE Global Markets have increased due to higher Lloyd's premium levies and processing fees as well as increased staffing costs due to the expanding operations. ACE International's underwriting expenses have also increased in all regions due to growth in operations.

     Net operating income in 2002 was $116 million compared with a net operating loss of $115 million in 2001. The results for 2001 were impacted by the September 11 tragedy. Excluding this event there would have been a net operating loss of $29 million in 2001. Net operating income was $105 million in 2000, primarily the result of underwriting profit.

GLOBAL REINSURANCE

The Global Reinsurance segment comprises ACE Tempest Re Bermuda, ACE Tempest Re USA, ACE Tempest Re Europe, and ACE Tempest Life Re ("ACE Life Re"), our Bermuda-based life reinsurance operation (which is discussed separately).

Property and Casualty

                                                                                          2002 vs.    2001 vs.
(in millions of U.S. dollars)                            2002        2001         2000        2001        2000
--------------------------------------------------------------------------------------------------------------
Gross premiums written                               $    887    $    460     $    337          93%         36%
Net premiums written                                      777         354          275         119          29

Net premiums earned                                       677         324          252         109          29
Losses and loss expenses                                  304         317           53          (4)        498
Underwriting and administrative expenses                  163          97           63          68          54
--------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                           $    210    $    (90)    $    136
==============================================================================================================
Net investment income                                      95          70           65
Other income                                                1           -            -
Interest expense                                           14           1            -
Income tax expense (benefit)                                1         (22)          17
Amortization of goodwill                                    -          14           14
--------------------------------------------------------------------------------------------------------------
Net operating income (loss)                          $    291    $    (13)    $    170
==============================================================================================================
Loss and loss expense ratio*                             44.9%       97.7%        21.0%
Underwriting and administrative expense ratio*           24.0%       30.0%        24.9%
Combined ratio*                                          68.9%      127.7%        45.9%
==============================================================================================================

*Ratios exclude life reinsurance business

The Global Reinsurance segment's gross premiums written increased by 93 percent in 2002 compared with 2001. This substantial increase is a result of our successful efforts to expand into a multi-line global reinsurer as well as generally improved P&C reinsurance market conditions throughout 2002. ACE Tempest Re Bermuda, ACE Tempest Re Europe and ACE Tempest Re USA all contributed to this significant increase. ACE Tempest Re Bermuda reported a 56 percent increase in gross premiums written to $423 million while ACE Tempest Re Europe increased its gross premiums written by 92 percent to $230 million and ACE Tempest Re USA grew its gross premiums written by 239 percent to $234 million. On average, during 2002, property catastrophe premium rates were approximately 20 percent higher than in 2001 following significant rate improvements during 2001. We expect rates to remain relatively flat or decline slightly in 2003. Premium rates on other P&C lines have increased significantly over the past year and we expect rate increases to continue through 2003, particularly in casualty lines. Premium rates and policy terms in certain areas of the market continue to be inadequate and, as such, we continue to decline more business than we write. The Global Reinsurance segment's gross premiums written increased by 36 percent in 2001 compared with 2000. This increase was due to our business expansion and improved pricing in the reinsurance market in 2001 compared with 2000.

     Net premiums written more than doubled in 2002 compared with 2001. This increase was primarily a result of the growth in gross premiums written and a reduction in the level of reinsurance purchased by ACE Tempest Re Europe. Net premiums written in 2001 increased by 29 percent to $354 million compared with $275 million in 2000.

     The loss and loss expense ratio improved from 97.7 percent in 2001 to 44.9 percent in 2002. Removing the impact of the September 11 tragedy, the loss and loss expense ratio would have been 30.1 percent in 2001. The increase in our loss and loss expense ratio (after adjusting for the September 11 tragedy) is primarily due to changes in business mix at ACE Tempest Re as we transform from a property catastrophe writer to a multi-line writer. Our portfolio is now diversified as half of our business in 2002 was from non-catastrophe lines generated by our London and U.S. operations with the other half coming from our Bermuda catastrophe division. The loss and loss expense ratio in 2000 was 21.0 percent.

     The underwriting and administrative expense ratio declined to 24.0 percent in 2002 compared with 30.0 percent in 2001 and 24.9 percent in 2000. While our operating costs grew due to the expanding infrastructure needed to manage our expansion, our expense ratio improved as a result of higher premium production levels in 2002.

     The Global Reinsurance segment's underwriting income increased to $210 million in 2002, compared with an underwriting loss of $90 million in 2001. Excluding the impact of the September 11 tragedy, underwriting income would have been $146 million in 2001. This significant increase is primarily a result of higher premium rates in the P&C insurance and reinsurance market since the September 11 tragedy. Benefiting from relatively few catastrophic losses, this segment reported underwriting income of $136 million in 2000.

     Net operating income increased to $291 million in 2002 compared with a net operating loss of $13 million in 2001. Removing the impact of the September 11 tragedy, net operating income would have been $188 million in 2001. This increase is a result of higher underwriting income from all the divisions and the increase in net investment income. Net operating income was $170 million in 2000.

Life Reinsurance

ACE Life Re was formed in 2001 as a niche player in the life reinsurance market. Our strategic focus at ACE Life Re is to differentiate ourselves in our targeted business, which is principally to provide reinsurance coverage to other life insurance companies focusing on guarantees included in certain annuity products (fixed and variable). We do not compete on a "traditional" basis for pure mortality business. The reinsurance transactions we enter into typically help clients (ceding companies) to manage mortality, morbidity, and/or lapse risks embedded in their book of business. We price life reinsurance using actuarial and investment models that incorporate a number of factors, including assumptions for mortality, morbidity, expenses, demographics, persistency, investment returns and inflation. We assess the performance of our life reinsurance business based on net operating income, which is net income excluding net realized gains and losses from the sale of investments. The use of combined ratios is not an appropriate measure of the underwriting results of life reinsurance business.

                                                                 2002 vs.
(in millions of U.S. dollars)                  2002       2001       2001
-------------------------------------------------------------------------
Gross premiums written                     $    165   $    414        (60)%
Net premiums written                            159        408        (61)

Net premiums earned                             158        406        (61)
Life and annuity benefits                       158        401        (61)
Underwriting and administrative expenses         22         10        120
Net investment income                            27          9        200
-------------------------------------------------------------------------
Net operating income                       $      5   $      4
=========================================================================

Our life reinsurance business is focused on writing risk transfer treaty business where the principal risk is mortality and morbidity based. Our current product portfolio focuses mainly on life and variable products. During 2002, we made the decision to cease pursuing large, one-time transaction business and the long-term disability business as we no longer believe our efforts in these areas justify the potential returns. This decision is reflected in the 60 percent reduction in gross premiums written to $165 million in 2002 from $414 million in 2001. Gross premiums written in 2001 included $334 million from non-recurring deals.

FINANCIAL SERVICES

The Financial Services segment consists of two broad categories: financial guaranty business and financial solutions business. The financial guaranty business includes municipal and non-municipal financial guaranty reinsurance, title cover, single-name and portfolio credit default swaps, mortgage guaranty reinsurance, trade credit reinsurance and residual value reinsurance. The financial solutions business includes insurance and reinsurance solutions to complex risks that generally cannot be adequately addressed by the traditional insurance marketplace. Each financial solutions contract is unique and specifically tailored for an individual client, but generally they are multi-year and contain some form of client participation. Both units write structured finance transactions which are recorded at higher loss and loss expense ratios than other business. These transactions are typically longer-term contracts where profit emerges over the term of the contract and rely on investment income as a component of profitability. Due to the nature of the financial solutions business, premium volume can vary significantly from period to period and, therefore, premiums written in any one period are not indicative of premiums to be written in future periods.

     We also write retroactive contracts, including LPTs, which indemnify ceding companies for events that have occurred in prior years. While these types of contracts are generally written in the Financial Services segment, they can also be written in other segments, including the life reinsurance group. These contracts, which meet the established criteria for reinsurance accounting under GAAP, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses. These contracts, when written, can cause significant variances in gross premiums written, net premiums written, net premiums earned, net incurred losses, the loss and loss expense ratio and the underwriting and administrative expense ratio. At the time one of these contracts is written, we make certain assumptions with respect to the ultimate amount and timing of payments in order to establish loss and loss expense reserves. As with most loss reserves, the actual amount and timing of payments may result in loss and loss expenses which are significantly greater or less than the reserves initially provided.

     It is generally expected that losses ultimately paid under retroactive contracts will exceed the premiums received, in some cases by large margins. Premiums are based in part on time-value-of-money concepts because loss payments may occur over lengthy time periods. However, retroactive contracts do not have a significant impact on reported earnings in the period of inception. When writing a retroactive contract, the excess of the estimated ultimate losses over the premiums received is established as a deferred charge and amortized against income over the estimated future claim settlement period. We expect that these contracts will produce significant underwriting losses over time, but we also expect that this business will be profitable due to expected investment earnings on the premiums received.

     Additionally, we have determined that certain products we issue in the Financial Services segment (principally credit protection oriented) meet the definition of a derivative under FAS 133, and are required to be recorded at fair value. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. We recorded in net realized gains (losses) on investments, a loss of $77 million in 2002 due to the change in fair value of these derivatives compared with a loss of $17 million in 2001. The level of such gains and losses is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors.

                                                                                          2002 vs.       2001 vs.
(in millions of U.S. dollars)                        2002         2001          2000          2001          2000
----------------------------------------------------------------------------------------------------------------
Gross premiums written                          $   1,537    $   1,481     $     801             4%           85%
Net premiums written                                1,497        1,461           709             2           106

Net premiums earned                                 1,127        1,429           716           (21)           99
Losses and loss expenses                              947        1,397           647           (32)          116
Underwriting and administrative expenses              129          114            87            13            31
----------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                      $      51    $     (82)    $     (18)
----------------------------------------------------------------------------------------------------------------
Net investment income                                 192          173           149
Other income                                            1            1             1
Interest expense                                       12           17            18
Income tax expense                                     30           21            22
Amortization of goodwill                                -            4             4
----------------------------------------------------------------------------------------------------------------
Net operating income                            $     202    $      50     $      88
================================================================================================================
Loss and loss expense ratio                          84.0%        97.8%         90.3%
Underwriting and administrative expense ratio        11.4%         7.9%         12.2%
Combined ratio                                       95.4%       105.7%        102.5%
================================================================================================================

The Financial Services segment's net operating income increased to $202 million in 2002 compared with $50 million in 2001. The results for 2001 were significantly affected by the September 11 tragedy. Excluding the impact of this event, net operating income would have been $197 million in 2001. Gross premiums written increased by four percent in 2002 compared with 2001. This increase reflects the increased demand for credit derivatives and structured finance transactions partially offset by lower LPT volume experienced in 2002. Gross premiums written were $1.5 billion in 2001 compared with $801 million in 2000. We wrote several large LPTs in 2001 totaling $642 million compared with $311 million in 2002 and $362 million in 2000.

     The financial guaranty operations were successful in increasing net operating income to $110 million in 2002 compared with $94 million in 2001. Market demand for credit derivatives and trade credit insurance was strong in 2002. We increased our writing in both these areas. Gross premiums written attributed to credit derivatives now comprise over two-thirds of the financial guaranty operation's total gross premiums written, compared with 29 percent in 2001. ACE Guaranty Corp. was able to take advantage of reduced competition in the trade credit insurance marketplace, and we increased our gross premiums written in this area to $42 million in 2002 compared with $22 million in 2001. Net operating income was $82 million in 2000.

     The financial solutions operations reported an 18 percent decline in net premiums earned to $883 million in 2002 compared with $1 billion in 2001. This decrease is a result of a change in business mix in 2002 and additional premiums of $104 million due under the terms of certain financial solutions reinsurance programs in 2001 directly impacted by the September 11 tragedy. In 2002, financial solutions increased its writings in multi-year, prospective, structured programs which earn out over three- to five-year terms, and reported a decrease in LPT business, which is earned when written. We expect to see strong demand in 2003 for our products as companies continue to be faced with pressure on self-insured retentions, changing insurance programs and the need to mitigate balance sheet and income statement uncertainties.

     The loss and loss expense ratio improved from 97.8 percent in 2001 to 84.0 percent in 2002. This decrease is primarily attributable to the absence of losses in 2002 of the magnitude of the September 11 tragedy in 2001. The underwriting and administrative expense ratio was 11.4 percent in 2002 compared with 7.9 percent in 2001. This increase is primarily attributed to the decrease in LPT volume during 2002 compared with 2001. LPTs typically incur lower commission costs than our other lines of business. Due to relatively low net premiums earned, the underwriting and administrative expense ratio was 12.2 percent in 2000.

NET INVESTMENT INCOME

Years ended December 31,
(in millions of U.S. dollars)                          2002      2001      2000
-------------------------------------------------------------------------------
Insurance - North American                          $   406   $   426   $   446
Insurance - Overseas General                            108       102       117
Global Reinsurance - P&C                                 95        70        65
Global Reinsurance - Life                                27         9         -
Financial Services                                      192       173       149
Corporate and Other                                     (26)        5        (6)
-------------------------------------------------------------------------------
Net investment income                               $   802   $   785   $   771
===============================================================================

Net investment income is influenced by a number of factors, including the amounts and timing of inward and outward cash flows and the level of interest rates as well as changes in overall asset allocation. Net investment income increased by two percent in 2002 to $802 million compared to $785 million in 2001. Substantial positive operating cash flows during 2002 and positive operating and financing cash flows in the later part of 2001 resulted in a higher average investable asset base. The positive impact on investment income due to the increased asset base was partially offset by a decline in the investment portfolio's yield due to the impact of lower interest rates on investing new cash and reinvesting maturing securities. The average yield on fixed maturities declined to 4.4 percent in 2002 compared with 5.2 percent for 2001 and 6.3 percent for 2000.

     Net investment income increased in 2001 by $14 million to $785 million compared to $771 million in 2000. On a comparable basis, net investment income declined by $14 million. The year ended December 31, 2000, includes only six months of investment income from Commercial Insurance Services ("CIS") as this unit was treated as a discontinued operation until July 2, 2000. The comparable number assumes investment income from CIS was included for 12 months in 2000. While we had substantial positive operating and financing cash flows in 2001, these inflows were weighted toward the end of the year.

NET REALIZED GAINS (LOSSSES) ON IVESTMENTS

Our investment strategy takes a long-term view and our portfolio is actively managed to maximize total return within certain specific guidelines, which are designed to minimize risk. Our investment portfolio is reported at fair value, however, the effect of market movements on our portfolio impact income (through net realized gains (losses) on investments) when securities are sold, when "other than temporary" impairments are recorded on invested assets or when derivatives, including financial futures and options, interest rate swaps and credit default swaps, are marked to fair value or are settled. Changes in unrealized appreciation and depreciation, which result from the revaluation of securities held, are reported as a separate component of accumulated other comprehensive income in shareholders' equity. The following table presents our pre-tax net realized gains (losses) on investments for the years ended December 31, 2002, 2001 and 2000.

(in millions of U.S. dollars)                          2002      2001      2000
-------------------------------------------------------------------------------
Fixed maturities and short-term investments         $   (58)  $    (7)  $   (82)
Equity securities                                      (157)       27       114
Other investments                                       (12)      (38)      (12)
Financial futures, options and interest rate swaps     (188)      (11)      (48)
Fair value adjustment on credit derivatives             (77)      (17)        -
Currency                                                  3       (12)      (11)
-------------------------------------------------------------------------------
Total net realized gains (losses) on investments    $  (489)  $   (58)  $   (39)
===============================================================================

We regularly review our investments for possible impairment based on criteria including economic conditions, credit loss experience and other issuer-specific developments. If there is a decline in a security's net realizable value, we must determine whether that decline is temporary or "other than temporary". If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in our shareholders' equity. If we believe the decline is "other than temporary", we write down the carrying value of the investment and record a realized loss in our statement of operations. The decision to recognize a decline in the value of a security carried at fair value as "other than temporary" rather than temporary has no impact on our book value.

     During 2002, we recognized net realized losses of $227 million related to fixed maturities, equity securities and other investments, compared to net realized losses of $18 million during 2001. Our net realized losses in 2002 included $268 million of write-downs of fixed maturity investments, equity securities and other investments as a result of conditions which caused us to conclude the decline in fair value of the investment was "other than temporary". Excluding the impairment charges, we recorded $41 million of net gains primarily from the sales of fixed maturities.

     Our net realized losses in 2001 related to fixed maturities, equity securities and other investments was $18 million and included $81 million of write-downs of fixed maturity investments and other investments as a result of conditions which caused us to conclude the decline in fair value of the investment was "other than temporary". Excluding the impairment charges, we recorded $63 million of net gains from the sales of investments.

     Given our overall total return objective for our investment portfolio, we may sell securities at a loss for a number of reasons including changes in the investment environment, our expectation that fair value may deteriorate further, our desire to reduce our exposure to an issuer or an industry and changes in the credit quality of the security.

     FAS 133, which we implemented in January 2001, requires us to recognize all derivatives as either assets or liabilities on our consolidated balance sheet and measure them at fair value. We record the gains and losses resulting from the fair value measurement of derivatives in net realized gains and losses. Our involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate our own risk and we do not consider our derivative transactions to be speculative in nature.

     We incurred net realized losses on financial futures and option contracts and interest rate swaps of $188 million in 2002 compared with losses of $11 million and $48 million in 2001 and 2000, respectively. Our 2002 losses included $81 million of losses from interest rate swaps as interest rates declined in the year. These swaps are designed to reduce the negative impact of increases in interest rates on our fixed maturity portfolio. We also incurred losses of $107 million on our Standard and Poor's ("S&P") equity index futures contracts as the S&P 500 equity index declined 22 percent during the year. We use foreign currency forward contracts to minimize the effect of fluctuating foreign currencies on certain non-U.S. dollar holdings in our portfolio that are not specifically matching foreign currency liabilities. These contracts are not designated as specific hedges and, therefore, we record all realized and unrealized gains and losses on these contracts as net realized gains (losses) in the period in which the currency values change.

     We have determined that certain products we issue (principally credit protection oriented) meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. We incurred a loss of $77 million in 2002 due to the change in fair value of these derivatives compared with a loss of $17 million in 2001. The level of such gains and losses is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors.

     The process of determining whether a decline in value is temporary or "other than temporary" is subjective and differs by type of security. In addition to company-specific financial information and general market or industry conditions, we also consider our ability and intent to hold a particular security to maturity or until market value recovers to a level in excess of cost. As a result of our periodic review process, we have determined that there currently is no need to sell any of these securities to fund anticipated payments. We have described below, by type of security, our process for reviewing our investments for possible impairment.

FIXED MATURITIES AND SECURITIES ON LOAN

We review all of our fixed income securities, including securities on loan, for potential impairment each quarter. In general, we focus on those fixed-maturity securities with a market value of less than 80 percent of amortized cost for the previous nine months.

     Outlined below are the main factors we use in evaluating a fixed income security for potential impairment:

.. the degree to which any appearance of impairment is attributable to an overall change in market conditions (e.g., interest rates) rather than changes in the individual factual circumstances and risk profile of the issuer;
.. the performance of the relevant industry sector;
.. whether an issuer is current in making principal and interest payments on the debt securities in question;
.. the issuer's financial condition and our assessment (using available market information) of its ability to make future scheduled principal and interest payments on a timely basis; and .. the current financial strength or debt rating and analysis and guidance provided by rating agencies and analysts.

EQUITY SECURITIES AND SECURITIES ON LOAN

On a quarterly basis, these investments are also reviewed for impairment. In general, we focus our attention on those equity securities with a market value of less than 80 percent of cost for the previous nine months.

     Outlined below are the main factors we use in evaluating an equity security for potential impairment:

.. whether the decline appears to be related to general market or industry conditions or is issuer-specific; and
.. the financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer's operations.

OTHER INVESTMENTS

With respect to publicly and non-publicly traded venture capital investments, on a quarterly basis the portfolio managers, as well as our internal valuation committee, review and consider a variety of factors in determining the potential for loss impairment. Factors considered are:

.. the issuer's most recent financing events;
.. an analysis of whether fundamental deterioration has occurred; and .. whether or not the issuer's progress has been substantially less than expectations.

     The following table summarizes, for all securities in an unrealized loss position at December 31, 2002 (including Securities on loan), the aggregate fair value and gross unrealized loss by length of time the amounts have been continuously in an unrealized loss position.

                                      December 31, 2002
                                    Gross unrealized loss
                         Fair      0-6      7-12    Over 12
                         value    months   months   months    Total
                         ------   ------   ------   -------   -----
                                (in million of U.S. dollars)

Fixed maturities         $1,048   $   31   $   17   $    11   $  59
Equities                    163       35       24         5      64
Other investments            88        1        -         3       4
                         ------   ------   ------   -------   -----
Total                    $1,299   $   67   $   41   $    19   $ 127
                         ======   ======   ======   =======   =====

OTHER INCOME AND EXPENSE ITEMS

Years ended December 31,
(in millions of U.S. Dollars)                 2002           2001          2000
-------------------------------------------------------------------------------
Other income (expense)                $        (20)  $          1   $         3
===============================================================================
Interest expense                      $        193   $        199   $       221
===============================================================================
Income tax expense (benefit)          $       (116)  $        (79)  $        94
===============================================================================
Amortization of goodwill              $          -   $         79   $        79
===============================================================================

Other income (expense) includes $25 million in debt prepayment expense incurred in 2002 as a result of the prepayment of a portion of the ACE INA Subordinated Notes due in 2009. This cost was mostly attributable to the decrease in interest rates since the original note was issued.

     Interest expense decreased by three percent in 2002 compared with 2001. The decrease is a result of the combined effect of reducing our outstanding debt, lower interest rates on our floating rate debt and repayment of $100 million of ACE INA Subordinated Notes. The decrease in interest expense in 2001, as compared with 2000, was also due to lower interest rates on our floating rate debt. A full description of our outstanding debt, including interest rates and terms, is included in Note 9 of the Consolidated Financial Statements.

     The income tax benefit of $116 million in 2002 is primarily attributable to the realized losses on investments offset by a lower underwriting loss in 2002. In 2002, our effective tax rate was 7.4 percent. Excluding the impact of the A&E reserve strengthening, the effective tax rate was 12.8 percent. For 2003, we expect that our effective tax rate will be in the 18 percent to 20 percent range. Our effective tax rate is dependent upon the mix of earnings from different jurisdictions with various tax rates. In 2003, we expect higher growth in taxable jurisdictions. A different geographic mix of actual earnings would change the effective tax rate. We reported an income tax benefit of $79 million in 2001 compared with an expense of $94 million in 2000. This was primarily due to the underwriting loss on the September 11 tragedy in 2001. For further information on taxation, see Note 14 of the Consolidated Financial Statements.

     In June 2001, FASB issued FAS 142 which primarily addresses the accounting for goodwill and intangible assets subsequent to acquisition. As required, we adopted FAS 142 on January 1, 2002 and ceased amortizing goodwill as at that date.

INVESTMENTS AND CASH

Our principal investment objective is to ensure that funds will be available to meet our insurance and reinsurance obligations. Within this broad liquidity constraint, our investment portfolio's structure seeks to maximize return subject to specifically approved guidelines of overall asset classes, credit quality, liquidity and volatility of expected returns. As such, our investment portfolio is invested primarily in fixed income securities with an average credit quality of AA, as rated by the independent investment rating service S&P. The portfolio is externally managed by independent, professional, investment managers. The average duration of our fixed income securities, including the effect of interest rate swaps, is 3.1 years at December 31, 2002, and 3.4 years at December 31, 2001.

     The following table identifies our invested assets at fair value, by type held, at December 31, 2002 and 2001.

(in millions of U.S. dollars)                   2002           2001
-------------------------------------------------------------------
Fixed maturities                      $       14,420  $      13,000
Equity securities                                411            468
Securities on loan                               293              -
Short-term investments                         1,885          1,206
Other investments                                652            591
Cash                                             663            671
-------------------------------------------------------------------
Total investments and cash            $       18,324  $      15,936
===================================================================

At December 31, 2002, total investments and cash was $18.3 billion compared with $15.9 billion at December 31, 2001. We also attain exposure to the equity markets through the use of derivative instruments. The combined equity exposure through both our equity portfolio and derivative instruments was valued at $603 million and $805 million at December 31, 2002 and 2001, respectively. The increase of $2.3 billion in total investments and cash is primarily due to positive cash flows from operations due to strong premium volume, and an increase in unrealized appreciation on the fixed income portfolio caused by declining interest rates during 2002 and 2001. Offsetting these increases, in 2002 we paid dividends of $193 million and reduced our overall debt levels by $349 million. Our other investments principally comprise direct investments, investments in investment funds and investments in limited partnerships. During 2002, we acquired 22 percent of the outstanding shares of Huatai Insurance Company of China ("Huatai") for $111 million. Huatai is China's first nationally licensed, joint stock P&C insurer.

     The following tables show the market value of our fixed income portfolio, short-term investments, securities on loan and cash and cash equivalents at December 31, 2002, by type and by credit rating, as rated by S&P.

                                                         Percentage
(in millions of U.S. dollars)           MARKET VALUE       of Total
-------------------------------------------------------------------

Treasury                              $          842              5%
Agency                                           503              3
Corporate                                      6,929             40
Mortgage-backed securities                     3,302             19
Asset-backed securities                          352              2
Municipal                                      1,201              7
Non-U.S.                                       1,584              9
Cash and cash equivalents                      2,548             15
-------------------------------------------------------------------
Total                                 $       17,261            100%
===================================================================

AAA                                   $        8,566             49%
AA                                             2,880             17
A                                              2,920             17
BBB                                            1,314              8
BB                                               662              4
B                                                843              5
Other                                             76              -
-------------------------------------------------------------------
Total                                 $       17,261            100%
===================================================================

At December 31, 2002, our fixed maturity investment portfolio included non-investment grade securities and non-rated securities which in total, comprised approximately nine percent of our fixed income portfolio. Below-investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below-investment grade securities than with other corporate debt securities. Below-investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below-investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. We attempt to reduce the overall risk in the below-investment grade portfolio, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by issuer and/or guarantor and by industry.

RESTRICTED ASSETS

We are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. The assets on deposit are available to settle insurance and reinsurance liabilities. We also utilize trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies and generally take the place of Letter of Credit ("LOC") requirements. We also have investments in segregated portfolios primarily to provide collateral or guarantees for LOCs and debt instruments (see Notes 8 and 9 of the Consolidated Financial Statements).

     The following table identifies the value of restricted assets at December 31, 2002 and 2001.

(in millions of U.S. dollars)                            2002           2001
----------------------------------------------------------------------------
Deposits with U.S. regulatory authorities      $          650  $         864
Deposits with non-U.S. regulatory authorities           1,070            735
Assets used for collateral or guarantees                1,230          1,030
Trust funds                                             1,381            852
----------------------------------------------------------------------------
                                               $        4,331  $       3,481
============================================================================

The value of restricted assets increased by $850 million to $4.3 billion at December 31, 2002, compared with $3.5 billion at December 31, 2001. The higher value of restricted assets is a result of increased use of our secured credit facility, higher use of trust funds in place of LOCs and our greater participation in Syndicate 2488. The increase in restricted assets was partially offset by the repayment of the ACE INA RHINO Preferred Securities, which removed the need for a $400 million portfolio of restricted assets.

PROPERTY AND CAUSALTY LOSS RESERVES

We establish reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of our policies and agreements. These reserves include estimates for both claims that have been reported and for IBNR, and include estimates of expenses associated with processing and settling these claims. The table below presents a reconciliation of our unpaid losses and loss expenses for the year ended December 31, 2002.

                                                                Gross     Reinsurance
(in millions of U.S. dollars)                                  Losses     Recoverable            Net
----------------------------------------------------------------------------------------------------
Balance, beginning of year                             $       20,728  $       10,629  $      10,099
Losses and loss expenses incurred                              10,113           5,206          4,907
Losses and loss expenses paid                                  (6,903)         (2,952)        (3,951)
Other (including foreign exchange revaluation)                    377             114            263
----------------------------------------------------------------------------------------------------
Balance, end of year                                   $       24,315  $       12,997  $      11,318
====================================================================================================

Note 6 of our Consolidated Financial Statements includes a reconciliation of our beginning and ending net loss and loss adjustment expense reserves for each of the three years ended December 31, 2002, 2001, and 2000. The reserve for unpaid losses and loss expenses increased by $3.6 billion to $24.3 billion at December 31, 2002, compared with $20.7 billion at December 31, 2001. This increase is attributed to the $2.2 billion in A&E reserve strengthening in the fourth quarter of 2002, and the significant growth in business in 2002. The balance at December 31, 2002, includes $13.2 billion of case and loss expense reserves compared with $13.3 billion at December 31, 2001. Our net losses and loss expenses incurred in 2002 were $4.9 billion and include $709 million of prior year development. Of this amount, $516 million relates to a charge taken in the fourth quarter of 2002 to strengthen our A&E reserves (see the section entitled "Asbestos and Environmental Claims" for further discussion). All of the A&E development was incurred in the Insurance - North American segment. An analysis of the remaining $193 million of prior period development follows.

     Incurred losses of $2.2 billion for Insurance - North American include $79 million of prior period development, $59 million from ACE USA and $20 million from ACE Bermuda. In ACE USA, prior period development arose from several lines of business including $13 million from our ACE Risk Management business, $11 million from the consumer solutions business and $35 million from two lines of business now in run-off. ACE Risk Management, ACE USA's largest business line with over $1.3 billion of net loss reserves, is the large commercial package business that includes workers' compensation and commercial automobile covers. During 2002, we incurred $13 million to increase the workers' compensation, commercial automobile and the health care asset management run-off books, principally for the 2000 accident year, as a result of regular actuarial reviews of these lines of business. The Consumer Solutions group incurred $11 million related to the 2001 accident year, principally from its warranty line as a result of an actuarial study completed in late 2002. Of the $35 million from run-off business, $18 million arose from the CIS line, which comprises middle market casualty exposures. In 1999, we sold the renewal rights to this business and are running off the existing reserves. $12 million relates to one adverse court decision in the Financial Institutions business on a 2001 accident year claim and the remaining $5 million relates to general reserve increases resulting from actuarial reviews.

     In ACE Bermuda, we incurred $45 million of prior year losses related to aerospace losses, $31 million related to satellite losses and $14 million of aviation losses. The satellite losses principally relate to three losses from satellites launched between 1999 and 2001 that have subsequently experienced problems. The aviation losses relate to increases in claims reserves on almost 300 claims in the 1997 through 2001 accident years. The remaining reserves on this line principally relate to long-tail product liability policies. ACE Bermuda discontinued the satellite business in 2002 and the aviation business in 2000. These increases were partially offset as excess liability reserves improved by $28 million. We were successful in recovering subrogation on a loss from the 1988 accident year and had positive development on a claim for the 1989 accident year. These two items accounted for an improvement of $45 million. This was partially offset by claims development in 1995 and 1996. The remaining
$3 million relates to general reserve increases resulting from actuarial reviews.

     Incurred losses of $1.4 billion for Insurance - Overseas General include $104 million of prior year losses, of which $36 million came from ACE Global Markets and $68 million came from ACE International. In ACE Global Markets, $26 million of prior period development arose from aerospace losses in the 2000 and 2001 accident years, principally from the same satellite losses that impacted ACE Bermuda. The remaining $10 million relates to a number of small losses across several business lines. In ACE International, $44 million of prior period development arose from developing casualty losses in Australia, Norway, Italy and the Netherlands. The increases related to development on several large claims caused by new information that changed the total value of these claims from last year. In addition, ACE Europe incurred $14 million of D&O losses, partly in response to specific large losses and partly due to a change in assumptions as experience has changed from last year. The remaining $10 million relates to small losses across several lines.

     Total incurred losses of $304 million for Global Reinsurance include positive development in prior period reserves of $20 million. Most of Global Reinsurance's reserves at December 31, 2002 relate to short-tail, catastrophe oriented lines where unpaid claims are set using a blend of market share analysis on industry loss reports and reported claims from customers. Initial loss reserve estimates are then revised as necessary to reflect the actual loss experience of the customer. During 2002, Global Reinsurance determined that the loss reserves carried on certain of its contracts related to the 1998 through 2001 accident years were in excess of the reserves required based on the latest assessment. This resulted in favorable prior year loss development. There were no changes in assumptions used in the reserving process in 2002.

     Total incurred losses of $947 million for Financial Services include $30 million of prior period development principally from the ACE Financial Solutions International book, which comprises large, unique transactions, including LPTs. $12 million relates to the amortization of the deferred assets on the LPTs. The remaining amount principally relates to three accounts where recent information resulted in an increase in the total reserve positions for these accounts primarily for the 1998 through 2001 accident years.

     Net losses and loss expenses incurred for the year ended December 31, 2001 include $94 million of prior year development principally in the Insurance - Overseas General segment. This development was reflected during the fourth quarter of 2001 when we recorded additional reserves to strengthen our casualty loss reserves.

     Net losses and loss expenses incurred for the year ended December 31, 2000 include favorable development of reserves from prior periods of $60 million, primarily from the Global Reinsurance and Insurance - North American segments, partially offset by unfavorable development in the Financial Services segment.

     The process of establishing reserves for P&C claims can be complex and imprecise as it requires the use of informed estimates and judgments. Our estimates and judgments may be revised as claims develop and as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. As part of our evaluation process of loss reserves, we annually engage independent actuarial firms to review the methods and assumptions we use in estimating unpaid losses and loss expenses. These annual reviews cover different portions of our operating businesses on a rotating basis within each year and are an independent check on our loss reserves. In addition, the Insurance Department of the Commonwealth of Pennsylvania required a biennial, external actuarial review when Brandywine was established. That review was completed during the first quarter of 2003. We continually evaluate our estimates of reserves in light of developing information and in light of discussions and negotiations with our insureds. While we believe that our reserve for unpaid losses and loss expenses at December 31, 2002 is adequate, new information or trends may lead to future developments in ultimate losses and loss expenses significantly greater or less than the reserve provided, which could have a material adverse effect on future operating results.

REINSURANCE

One of the ways we manage our loss exposure is through the use of reinsurance. While reinsurance agreements are designed to limit our losses from large exposures and to permit recovery of a portion of direct unpaid losses, reinsurance does not relieve us of our liability to our insureds. Accordingly, the loss and loss expense reserves on our balance sheet represent our total unpaid gross losses and the reinsurance recoverable represents anticipated recoveries of a portion of those gross unpaid losses as well as amounts recoverable from reinsurers with respect to claims paid. The table below presents our net reinsurance recoverable at December 31, 2002 and 2001.


(in millions of U.S. dollars)                            2002           2001
----------------------------------------------------------------------------
Reinsurance recoverable on paid losses
 and loss expenses                               $      1,363  $       1,067
Bad debt reserve on paid losses and loss
 expenses                                                (378)          (302)
Reinsurance recoverable on future policy
 benefits                                                   9              5
Reinsurance recoverable on unpaid losses
 and loss expenses                                     13,558         11,115
Bad debt reserve on unpaid losses and loss
 expenses                                                (561)          (487)
----------------------------------------------------------------------------
Net reinsurance recoverable                      $     13,991  $      11,398
============================================================================

We evaluate the financial condition of our reinsurers and potential reinsurers on a regular basis and also monitor concentrations of credit risk with reinsurers. The provision for unrecoverable reinsurance is required principally due to the failure of reinsurers to indemnify us, primarily because of disputes under reinsurance contracts and insolvencies. Provisions have been established for amounts estimated to be uncollectible.

     Following is a breakdown of our reinsurance recoverable on paid losses at December 31, 2002:

                                                     Bad Debt       % of Total
(in millions of U.S. Dollars)          Amount         Reserve          Reserve
------------------------------------------------------------------------------
Category:
General collections            $          848  $           43              5.1%
Other                                     515             335             65.0
------------------------------------------------------------------------------
Total                          $        1,363  $          378             27.7%
==============================================================================

General collections balances represent amounts in the process of collection in the normal course of business for which we have no indication of dispute or credit issues. We provide bad debt reserves based primarily on the application of historical loss experience to credit categories and historical dispute statistics.

     The other category includes amounts recoverable that are in dispute or are from companies who are in supervision, rehabilitation or liquidation. Our estimation of this reserve considers the credit quality of the reinsurer and whether we have received collateral or other credit protections such as parental guarantees. In addition, for specific items in dispute, we make judments based on our knowledge and experience with a particular reinsurer.

     The following tables provide a listing of our largest reinsurers with the first category representing the top 10 reinsurers and the second category representing the remaining reinsurers with balances greater than $20 million. The third category includes amounts due from over 2,500 companies, each having balances of less than $20 million. Our bad debt reserve in the three categories is principally based on an analysis of the credit quality of the reinsurer and collateral balances. The next category, mandatory pools and government agencies, includes amounts backed by the U.S. Government. Insurance companies are required by law to participate. We have assumed no bad debts or disputed amounts for this category. The fifth category, structured settlements, includes annuities purchased from life insurance companies to settle workers' compensation claims. These amounts are assigned principally to large, highly-rated life insurance companies. Since we retain the ultimate liability in the event that the assigned company fails to pay, we reflect the amount as a liability and as a recoverable for GAAP purposes. These amounts are not subject to dispute and we establish our bad debt reserve based on the credit quality of the life insurers. The next category, captives, includes companies established and owned by our insurance clients to assume a significant portion of their direct insurance risk from us, i.e., they are structured to allow clients to self-insure a portion of their insurance risk. It is generally our policy to obtain collateral equal to expected losses; where appropriate, exceptions are granted, but only with review and sign-off at a senior officer level. Our final category, other, includes amounts recoverable that are in dispute, or are from companies that are in supervision, rehabilitation, or liquidation. We establish our bad debt reserve for these categories based on a case by case analysis of individual situations, including credit and collateral analysis and consideration of our collection experience in similar situations.

BREAKDOWN OF REINSURANCE RECOVERABLE

                                                      DECEMBER 31        Bad Debt
(in millions of U.S. dollars)                                2002         Reserve    % of Gross
-----------------------------------------------------------------------------------------------
CATEGORIES
Top 10 reinsurers                                  $        7,732  $           93           1.2%
Other reinsurers balances greater than $20 million          2,519             175           6.9
Other reinsurers balances less than $20 million             1,590             148           9.3
Mandatory pools and government agencies                       771               4           0.5
Structured settlements                                        730               3           0.4
Captives                                                      786               4           0.5
Other                                                         802             512          63.8
-----------------------------------------------------------------------------------------------
Total                                              $       14,930  $          939           6.3%
===============================================================================================

TOP 10 REINSURERS
AXA                                      Hannover Re                                   SCOR Group
Berkshire Hathaway Insurance Group       Lloyd's of London                             Swiss Re Group
Equitas                                  Munich Re                                     Zurich Financial Services Group
GE Global Insurance Group
------------------------------------------------------------------------------------------------------------------------
OTHER REINSURERS BALANCES GREATER THAN $20 MILLION

ABB Group                                Excess & Casualty Reinsurance Association     PMA Capital Insurance Company
Allianz Group                            Fairfax Financial                             RenaissanceRe Holdings Ltd
Allstate Financial                       FM Global Group                               Royal & Sun Alliance
American International Group             Gerling Group                                   Insurance Group plc
Aviva plc                                Hartford Insurance Group                      Sompo Japan Insurance Inc
Chubb Group of Insurance Companies       Independence Blue Cross (Amerihealth)         St. Paul Companies
CNA Insurance Companies                  IRB - Brasil Resseguros S.A.                  Toa Reinsurance Company
Converium Group                          Liberty Mutual Insurance Companies            Travelers Property Casualty Group
DaimlerChrysler Group                    Markel Corporation Group                      Trenwick Group
Dominion Ins. Co. Ltd.                   Overseas Partners Ltd.                        White Mountains Insurance Group
Dorinco Reinsurance Co.                  PartnerRe Group                               XL Capital Group
Everest Re Group

ASBESTOS AND ENVIRONMENTAL CLAIMS

     Included in our liabilities for losses and loss expenses are liabilities for asbestos, environmental and latent injury damage claims and expenses. These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. These amounts include provision for both reported and IBNR claims. In January 2003, we completed an internal review of our A&E reserves. This review resulted in increasing our gross A&E reserve, for the year ended December 31, 2002, by $2.2 billion, offset by $1.9 billion of reinsurance recoverable, including $533 million of reinsurance purchased from the National Indemnity Company ("NICO") as part of the acquisition of CIGNA's P&C business (the "ACE INA Acquisition"). After an addition to our bad debt provision of $145 million and our ten percent participation in the NICO cover, our net increase in exposure was determined to be $516 million ($354 million after income tax) and was recorded in the fourth quarter of 2002. The table below presents selected loss reserve data for A&E exposures at December 31, 2002 and 2001.

                                                DECEMBER 31, 2002              December 31, 2001
                                         -----------------------------  -----------------------------
(in millions of U.S. dollars)                     GROSS            NET           Gross            Net
-----------------------------------------------------------------------------------------------------
Asbestos                                 $        3,192 $          446  $        1,085  $         149
Environmental and other latent exposures          1,352            403           1,037            452
-----------------------------------------------------------------------------------------------------
Total                                    $        4,544 $          849  $        2,122  $         601
=====================================================================================================

Survival ratios attempt to measure the adequacy of A&E loss reserves by taking the current ending loss reserve and dividing by the average annual claim payments for the prior three years. We believe this to be a simplistic measure of a very complicated issue. However, we understand this ratio is used as a means to compare companies with A&E exposures. Thus, if we average our last three years of A&E claim payments and expect payments to continue at the same pace, our net survival ratio is 11.3 years. Using the 2001 calendar year payments, our net survival ratio is 12.0 years. More information relating to our asbestos exposure, including our asbestos reserving process follows.

BACKGROUND

Our exposure to asbestos principally arises out of liabilities acquired when we purchased the P&C business of CIGNA in 1999 and Westchester Specialty from Talegen in 1998. While we certainly have other insurance operations, exposure to asbestos liabilities is concentrated in these two areas of our business. Of these two areas, the larger and potentially more volatile exposure is contained within the liabilities acquired in the CIGNA transaction. These liabilities reside in the various subsidiaries of Brandywine, which was created in 1995 by the restructuring of CIGNA's domestic operations into separate ongoing and run-off operations. Certain competitors of ACE USA have challenged the regulatory approvals resulting in the creation of Brandywine. In July 1999, the Pennsylvania Supreme Court upheld the action of the Pennsylvania Insurance Commissioner in granting such approvals. In December 1999, certain of our competitors filed an action in the Superior Court of California alleging that the restructuring did not meet the requirements of certain California statutes. The case is in the preliminary stages of litigation.

     As part of the acquisition of the CIGNA P&C business, NICO provided reinsurance protection against adverse development for the aggregate liabilities of Brandywine, including environmental and asbestos liabilities. In the fourth quarter of 2002, we increased our A&E reserves, exhausting the NICO reinsurance cover protecting Brandywine.

     As part of the acquisition of the Westchester business, NICO provided reinsurance protection for adverse development for all losses occurring prior to 1997. At December 31, 2002, the remaining limit in the NICO reinsurance cover protecting ACE Westchester Specialty was approximately $600 million. None of the recent increase to reserves is attributable to Westchester's asbestos liabilities.

PAYING FOR THE UNIMPAIRED

A large majority of asbestos cases are dominated by claimants who are not physically sick by any accepted medical standard. Reports of pending claims by two major asbestos manufacturers in 2001 indicate that at least two-thirds are for harmless conditions with no evidence of impairment. Court decisions and legislation have begun to address the unimpaired claimants' situation and the strain it puts on resources available to compensate truly impaired claimants. For instance, the federal judge presiding over all federal asbestos cases has dismissed without prejudice any and all claims that do not have an actual medical diagnosis of any asbestos-related disease. In addition, states such as Massachusetts, Maryland and Pennsylvania defer unimpaired claims until actual injury is demonstrated.

     Traditional tort common law prohibits compensation for emotional injuries without proof of objective manifestation of the injury. To date, unimpaired claimants have tended to receive compensation as part of large settlement pools in which unimpaired claimants are packaged by plaintiffs' lawyers along with seriously injured claimants whose presence in the pool yields heightened compensation for the entire pool. We believe that a high level of concern by (1) a judiciary facing dockets crowded with asbestos claims; (2) some prominent plaintiffs' lawyers worrying about fair compensation for the truly injured, who are becoming a diminishing percentage of all asbestos claims; and (3) defendants with peripheral contact to asbestos facing financial ruin should result in unimpaired claimants being required to prove injury under traditional common law standards.

PERIPHERAL AND UNIDENTIFIED ASBESTOS DEFENDANTS

The inability of the tort system to manage and resolve asbestos cases fairly has resulted in a large number of bankruptcies of asbestos defendants - over 60 at last count. Bankruptcy courts may provide a rational and workable claims administration facility for many asbestos defendants overwhelmed with claims, the majority of which are filed on behalf of unimpaired claimants. When the most culpable asbestos defendants file for bankruptcy, the remaining defendants become targets. Since the bankruptcy process may eliminate the defendants with the highest percentage of asbestos-related liability, claimants proceed against the peripheral co-defendants to force them to pick up the bankrupts' shares of liability.

     The issue for the co-defendants is whether the applicable state law makes them liable on a joint and several basis for the entire claim, including the bankrupt companies' shares of liability. Most states have enacted laws limiting at least some of the financial exposure for marginally responsible parties to the percentage of fault actually assigned those parties at trial. In the context of the Federal Employers' Liability Act ("FELA"), the United States Supreme Court, in the Norfolk & Western Railway v. Ayers case, is considering whether to limit the liability of peripheral defendants as well as compensation for the unimpaired. We believe that a Supreme Court ruling on the merits of the claims, and supporting analysis, could be influential on state courts dealing with similar issues.

     Claimants' lawyers have been looking for new sources of compensation to relieve the pressure on limited resources caused by bankruptcies and unimpaired claims far beyond the original asbestos and building material defendants. A 2002 report of the RAND Institute for Civil Justice estimates that over 6,000 different defendants representing peripheral industries such as manufacturers of food and beverage, textiles, paper, glass, iron and steel and durable metal goods have already been sued. In view of the large number of defendants already identified in hugely diverse industries after years of research, we believe that most legitimate defendants with serious asbestos liability have been identified, although we are unable to predict the extent to which peripheral defendants with decreasing degrees of potential liability may be named in future suits.

INSUREDS

Information about our insureds with asbestos liability is set forth below (gross paid and gross reserves are shown in millions of U.S. dollars).

                                                                                            Percentage          Gross     Three Year
                                                              Number of     Gross Paid  of Total Gross       Reserves   Net Survival
                                                          Policyholders    2000 - 2002     2000 - 2002   Dec 31, 2002          Ratio
------------------------------------------------------------------------------------------------------------------------------------
60 major asbestos manufacturers/producers
Resolved with payment                                                18   $        112              17%  $          -              -
Reserved at policy limits or settlement amounts                      15             71              10            192            8.1
Reserved at policy limits and provision for non-products              3             28               4             69            7.4
Other                                                                14             84              12            230            8.2
No known policies                                                    10              -               -              -              -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                60   $        295              43%  $        491            5.0
Other direct exposures with estimated
 liability (greater than) $2 million                                 75            150              22            670           13.4
Other direct exposures with estimated
 liability (less than) $2 million                                 1,491             49               7             65            4.0
Assumed reinsurance                                                   -            186              28            762           12.3
IBNR not allocated                                                    -              -               -            730              -
------------------------------------------------------------------------------------------------------------------------------------
Total                                                             1,626   $        680             100%  $      2,718           12.0
====================================================================================================================================
Three year net survival ratio eliminating the 60 major asbestos
 manufacturers/producers                                                                                                        17.3
------------------------------------------------------------------------------------------------------------------------------------

RESERVING PROCESS

We conduct a reserve review of our asbestos reserves on a quarterly basis. This reserve review includes a detailed individual claim review and analysis of the policies at issue, legal precedents, and our asbestos settlement history as well as factual and investigative developments. Our latest review by an internal task force included a comprehensive re-evaluation of claims as of September 2002. This included a review of:

.. the pending claim inventory and the projection of future filings;
.. the characterization of injury types and the projected future distribution by injury type;
.. the total coverage profile for the account and our share of that coverage profile;
.. products and non-products exposures;
.. bankruptcy status and jurisdiction; and .. the external actuarial estimate of unpaid liabilities.

     This evaluation process included a detailed review of assumptions relating to projections of future new defendants and non-product exposures were identified and reserved as part of the task force process.

     In addition to our internal review of asbestos reserves, the normal, biennial, reserve review by an internationally-known, actuarial consulting firm, required by the Pennsylvania Insurance Department when Brandywine was established, was recently completed. Our asbestos reserves, taking into account the additions for the quarter ended December 31, 2002, represent the high end of our internal task force's indication of range of liability and is consistent with the best estimate of the external actuary retained by the Pennsylvania Insurance Department.

     In the context of our asbestos reviews, many risk factors are considered. For the purpose of establishing our asbestos reserves, significant variables include assumptions with respect to payments to unimpaired claimants and the liability of peripheral defendants.

     In establishing reserves for periods prior to the fourth quarter of 2002, we assumed that significant additional state judicial or legislative reform would substantially eliminate payments to future claimants who are not physically impaired. The fourth quarter reserve additions were based on the more conservative assumption that there will be no future state or federal asbestos reform. Therefore, the booked asbestos reserves do not reflect any anticipated changes in the legal, social or economic environment or any benefit from future legislative reforms.

     The vast majority of the reserve increase in the fourth quarter of 2002 is due to the strengthening of the IBNR provision for peripheral defendants and future increases in severity.

     We also consider multiple recoveries by claimants against various defendants; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to non-products coverage; and whether high level excess policies have the potential to be accessed given the policyholders claim trends and liability situation. The results in other asbestos cases announced by other carriers may very well have little or no relevance to us because other coverage exposures are highly dependent upon the specific facts of individual coverage and resolution status of disputes among carrier, policyholder and claimants.

     Based on the policies, the facts, the law and a careful analysis of the impact that these risk factors will likely have on any given account, management estimates the potential liability for indemnity, policyholder defense costs and coverage litigation expense. There are many complex variables that are considered when estimating the reserves for our inventory of asbestos accounts. The variables involved may directly impact the predicted outcome. Sometimes, the outcomes change significantly based on a small change in one risk factor related to just one account.

     Our current asbestos reserves are based upon an assessment of our policies, legal precedents and investigative facts, and how the various risk factors are likely to be played out as those issues are litigated. While reserving for these claims is inherently uncertain, we believe that the net loss reserves carried for these claims are adequate. Our reserve review process involves a continual evaluation of cases taking into account all currently known information as well as reasonable assumptions related to unknown information. When facts and circumstance change, including the impact of the risk factors, changes are made to reflect overall reserve adequacy. It is possible that adverse developments could cause us to re-evaluate our assumptions. This could lead us to further increase our asbestos related reserves, which could have a material adverse effect on our future operating results, financial position and liquidity.

INTER-COMPANY OBLIGATIONS

As stated above, our exposure to asbestos arises principally out of liabilities acquired in connection with the CIGNA and Westchester transactions, with the larger exposure resting in the various Brandywine subsidiaries. Pursuant to the restructuring order that created Brandywine, the obligations of the active insurance subsidiaries of ACE INA (which do not include the companies acquired in the Westchester transaction) with respect to Brandywine's asbestos liabilities are limited to specific amounts which are payable only if certain conditions are met. The Brandywine restructuring order does not impose liability for Brandywine obligations on any of our entities other than Brandywine and the above-described regulatory requirements imposed on the active insurance subsidiaries of ACE INA.

     In accordance with the Brandywine restructuring order, INA Financial Corporation has established a dividend retention fund consisting of $50 million, plus investment earnings, which it must contribute to Century Indemnity, a Brandywine subsidiary, if Century Indemnity's capital and surplus falls below $25 million or if Century Indemnity lacks liquid assets with which to pay claims as they become due. The dividend retention fund was created by withholding a portion of the dividends paid by the active ACE INA insurance subsidiaries to INA Financial Corporation, through their parent holding companies, and further paid by INA Financial Corporation to its parent company, INA Corporation. At December 31, 2002, Century Indemnity's capital and surplus fell below $25 million and the full balance of the dividend retention fund principal and the interest was contributed to Century Indemnity. To the extent in the future that dividends are paid by the active ACE INA insurance subsidiaries to INA Financial Corporation through their parent holding companies, and to the extent that INA Financial Corporation then pays such dividends to INA Corporation, a portion of those dividends must be withheld to replenish the principal of the dividend retention fund to $50 million within five years. The obligations to maintain the dividend retention fund and to replenish the fund, to the extent future dividends are paid, are ongoing until ACE INA receives prior written approval from the Pennsylvania Commissioner of Insurance permitting termination of the fund.

     In addition, under the terms of the Brandywine restructuring order, the active ACE INA insurance subsidiaries are obligated to provide reinsurance coverage to Century Indemnity in the amount of $800 million under an aggregate excess of loss reinsurance agreement if the capital and surplus of Century Indemnity falls below $25 million or if Century Indemnity lacks liquid assets with which to pay claims as they become due. The active ACE INA insurance subsidiaries would first contribute amounts from the dividend retention fund to Century Indemnity before the aggregate excess of loss reinsurance agreement would be triggered, so the minimum capital and surplus level for reinsurance purposes will be calculated after giving effect to the dividend retention fund contribution. At December 31, 2002, coverage under the aggregate excess of loss reinsurance agreement was triggered, following contribution of the dividend retention fund. Approximately $466 million in losses were ceded to the aggregate excess of loss reinsurance agreement at December 31, 2002, leaving a remaining limit of coverage under the aggregate excess of loss reinsurance agreement of approximately $334 million.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short-term and long-term cash requirements of its business operations. As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to net investment income, our cash flows currently depend primarily on dividends or other statutorily permissible payments from our Bermuda-based operating subsidiaries, ("Bermuda subsidiaries"). During the year ended December 31, 2002, we were able to meet all of our obligations, including the payment of dividends declared on our Ordinary Shares and FELINE PRIDES, with our net cash flow and dividends received. Should the need arise, we have access to the debt markets and other available credit facilities which are discussed below.

     There are currently no legal restrictions on the payment of dividends from retained earnings by our Bermuda subsidiaries, as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by our Bermuda subsidiaries is subject to the need to maintain shareholders' equity at levels adequate to support the insurance and reinsurance operations. During 2002, ACE Bermuda declared and paid dividends of $345 million, compared with $234 million in 2001. ACE Tempest Life Re declared and paid dividends in 2002 of $140 million compared with $105 million in 2001. We expect that a majority of our cash inflows for 2003 will be from our Bermuda subsidiaries. We assess which subsidiaries to draw dividends from based on a number of factors. Considerations such as regulatory and legal restrictions as well as the subsidiary's financial condition are paramount to the dividend decision.

     The payments of dividends from our non-Bermuda based operating subsidiaries are also subject to laws and regulations, which vary by jurisdiction. The payment of any dividends from ACE Global Markets or its subsidiaries would be subject to applicable U.K. insurance laws and regulations including those promulgated by the Society of Lloyd's. ACE INA's and ACE Financial Services' U.S. insurance subsidiaries may pay dividends, without prior regulatory approval, only from earned surplus and subject to certain annual limitations and the maintenance of a minimum capital requirement. ACE INA's international subsidiaries are also subject to various insurance laws and regulations in the countries in which they operate. These laws and regulations include restrictions that limit the amount of dividends that can be paid without prior approval of the insurance regulatory authorities.

     We did not receive any dividends in 2002 from ACE Global Markets, ACE INA or ACE Financial Services nor do we expect to receive dividends from these subsidiaries during 2003. Under the Lloyd's accounting model, syndicates in Lloyd's operate each year as an annual venture. Each "year of account" is held open for three years. At the end of three years, the "year of account" purchases reinsurance from the next open year (this purchase is known as "reinsurance to close" or "RITC") and distributes the remaining funds to the investors in the syndicate. ACE Global Markets has historically reinvested these funds in operations. ACE INA has issued debt to provide partial financing for the ACE INA Acquisition and for other operating needs. This debt is serviced by dividends paid by ACE INA's insurance subsidiaries to ACE INA as well as other group resources. ACE Financial Services' U.S. insurance subsidiaries are limited in their dividend paying abilities due to their need to maintain their AA and AAA financial strength ratings.

     Our consolidated sources of funds consist primarily of net premiums written, net investment income and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses, dividends and for the purchase of investments. After satisfying our cash requirements, excess cash flows from these underwriting and investing activities are used to build the investment portfolio and thereby increase future net investment income.

     Our insurance and reinsurance operations provide liquidity in that premiums are received in advance, sometimes substantially in advance, of the time claims are paid. Our consolidated net cash flow from operating activities was $2.4 billion in 2002 compared with $1.4 billion in 2001. The positive operating cash flows were generated from an increase of $1.7 billion in net premiums written and strong insurance and reinsurance balances receivable collections across all of our business segments during the current year, offset by an increase in net losses and loss expenses paid of $200 million. Generally cash flows are affected by claim payments which, due to the nature of our operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments can create significant variations in cash flows from operations between periods. Sources of liquidity include cash from operations, financing arrangements or routine sales of investments. Although our ongoing operations continue to generate positive cash flows, our cash flows are currently impacted by a large book of loss reserves from businesses in run-off. The run-off operations generated negative cash flows of $525 million and $614 million in 2002 and 2001, respectively, due primarily to claim payments. The run-off book of business continues to require cash to meet its liabilities and cash flows are very dependent on the timing of claim settlements.

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

     ACE and its subsidiaries have debt and insurance ratings from internationally recognized rating agencies, including S&P, A.M. Best, Moody's Investors Service ("Moody's") and Fitch IBCA. The ratings issued on our companies by any of these agencies are announced publicly and are available on our website and from the agencies.


     Financial strength (insurance) ratings represent the opinions of the rating agencies on the financial strength of a company and its capacity to meet the obligations of insurance policies. Independent ratings are one of the important factors that establish our competitive position in the insurance markets. The rating agencies consider many factors in determining a financial strength rating of an insurance company, including the relative level of statutory surplus necessary to support the business operations of the company. These ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell or hold securities.

     Debt ratings include ratings for short-term and long-term debt as well as preferred stock. These ratings are assessments of the likelihood that we will make timely payments of principal and interest as well as preferred stock dividends.

     It is possible that, in the future, one or more of the rating agencies may reduce our existing ratings. If one or more of our ratings were downgraded, we could incur higher borrowing costs and our ability to access the capital markets could be impacted. In addition, our insurance and reinsurance operations could be adversely impacted by a downgrade in our financial strength ratings, including a possible reduction in demand for our products in certain markets.

     Throughout 2002, all of our financial strength and debt ratings remained unchanged. Following our announcement on January 27, 2003 that our fourth quarter results would include a charge to strengthen A&E loss reserves, certain rating agencies took actions with regard to our ratings.

..    On January 30, 2003, S&P placed our financial strength and debt ratings on
     "watch with negative implications" and confirmed our existing commercial paper rating. On March 21, 2003, S&P affirmed the financial strength ratings of our ongoing operating subsidiaries while lowering the financial strength rating of Century Indemnity, which is part of our Brandywine run-off group. S&P also lowered our senior debt and issuer credit ratings to reflect standard notching under S&P's criteria and their belief that our earnings capacity has not been predictable enough for us to operate at an additional (non-standard) financial risk level. We anticipated and accepted the return to a standard notching between our financial strength and debt ratings as a result of our growth in current market conditions.

..    On January 27, 2003, Moody's placed our debt ratings on "watch with negative implications".

..    On January 29, 2003, Fitch placed all of the debt and financial strength ratings of ACE INA Holdings and its subsidiaries on "ratings watch negative". They also downgraded Brandywine.


CAPITAL RESOURCES

Capital resources consist of funds deployed or available to be deployed to support our business operations. The following table summarizes the components of our capital resources at December 31, 2002, 2001, and 2000.

(in millions of U.S. dollars)                      2002            2001           2000
--------------------------------------------------------------------------------------
Shareholder's equity                     $        6,389  $        6,107  $       5,420
Mezzanine equity                                    311             311            311
Trust preferred securities                          475             875            875
Long-term debt                                    1,749           1,349          1,424
Short-term debt                                     146             495            365
--------------------------------------------------------------------------------------
Total capitalization                     $        9,070  $        9,137  $       8,395
--------------------------------------------------------------------------------------
Ratio of debt to total capitalization              20.9%           20.2%          21.3%
======================================================================================

We believe our financial strength provides us with the flexibility and capacity to obtain funds externally through debt or equity financing on both a short-term and long-term basis. Our ability to access the capital markets is dependent on, among other things, market conditions and our perceived financial strength. We have accessed both the debt and equity markets from time to time. Historically, this has been primarily in connection with acquisitions, although we did issue Ordinary Shares in October 2001 to provide additional capital to support growth in our operations. Also, in March 2002, we issued $500 million of senior debt, primarily to repay our short-term debt and for general corporate purposes. As of December 31, 2002, we had reduced short-term debt by $349 million from the level at December 31, 2001. This decrease included the repayment of $75 million ACE Financial Services debt, which matured in November 2002.

     In addition, we repaid $100 million of ACE INA Subordinated Notes due 2009 during 2002. We paid prepayment premiums of $17 million (after tax) to retire the ACE INA Notes. These costs were mostly attributable to the decrease in interest rates since the original note was issued.

     In January 2003, we announced our intention to issue between $300 million and $500 million of additional debt or trust preferred securities. We expect to issue the new securities following resolution of the current reviews by rating agencies. We will use the proceeds from the issuance to increase the capital in certain of our U.S. operating subsidiaries following our fourth quarter charge to strengthen our A&E loss reserves.

     In 1999, ACE RHINOS Trust sold, in a private placement, $400 million of Auction Rate Reset Preferred Securities ("Preferred Securities") that became due in September 2002. The sole assets of the Trust consisted of $412 million of Auction Rate Reset Subordinated Notes Series A issued by ACE INA. During 2002, we repaid the $400 million in principal amount of Preferred Securities reducing our trust preferred security balance to $475 million.

     In addition, in 1999, we filed a registration statement with the SEC utilizing a "shelf" registration process relating to a number of different types of debt and equity securities. We have utilized the shelf to issue the mezzanine equity, the trust preferred securities, the short-term and long-term debt, as well as the equity offerings of $400 million in 2000 and $1.1 billion in 2001. At December 31, 2002, the amount available under this shelf filing was $127 million. In 2002, we filed a new shelf allowing us to sell securities up to a total offering price of $1.5 billion. This became effective in February 2003.

SHAREHOLDERS' EQUITY

The following table analyzes the movements in our shareholders' equity for the years ended December 31, 2002, 2001, and 2000.

(in millions of U.S. dollars)                                   2002            2001           2000
---------------------------------------------------------------------------------------------------
Balance - beginning of year                           $        6,107  $        5,420  $       4,451
Net income (loss)                                                 77            (147)           543
Change in net unrealized appreciation on investments             339              35            186
Dividends declared - Ordinary Shares                            (173)           (138)          (113)
Dividends declared - Mezzanine equity                            (26)            (26)           (18)
Other movements, net                                              65              15            (29)
Ordinary Shares issued in share offering                           -           1,127            400
Repurchase of Ordinary Shares                                      -            (179)             -
---------------------------------------------------------------------------------------------------
Balance - end of year                                 $        6,389  $        6,107  $       5,420
===================================================================================================

Our diluted book value per share increased to $24.16 at December 31, 2002 compared with $23.59 at December 31, 2001. In calculating our diluted book value per share, we include in-the-money options together with the expected number of shares to be issued upon conversion of the FELINE PRIDES in the denominator and the expected proceeds from these items in the numerator. Shareholders' equity increased by $282 million during the year ended December 31, 2002, due primarily to our net income and unrealized gains on our investment portfolio, offset by dividends declared.

     As part of our capital management program, in November 2001, our Board of Directors authorized the repurchase of any ACE issued debt or capital securities including Ordinary Shares, up to $250 million. At December 31, 2002, this authorization had not been utilized.

     On January 11, 2002 and April 12, 2002, we paid dividends of 15 cents per share to shareholders of record on December 31, 2001 and March 29, 2002, respectively. On July 12, 2002, October 11, 2002, and January 10, 2003 we paid dividends of 17 cents per share to shareholders of record on June 28, 2002, September 27, 2002, and December 27, 2002, respectively. We have paid dividends each quarter since we became a public company in 1993. However, the declaration, payment and value of future dividends is at the discretion of our Board of Directors and will be dependent upon our profits, financial requirements and other factors, including legal restrictions on the payment of dividends and such other factors as our Board of Directors deems relevant.

MEZZANINE EQUITY

On April 12, 2000, we publicly offered and issued 6,000,000 FELINE PRIDES. Underwriters exercised their over allotment option, which resulted in the issuance of an additional 221,000 FELINE PRIDES on May 8, 2000, for aggregate net proceeds of $311 million. Each FELINE PRIDE initially consists of a unit referred to as an Income PRIDE. Each Income PRIDE consists of (i) one 8.25 percent Cumulative Redeemable Preferred Share, Series A, liquidation preference $50 per share, and (ii) a purchase contract pursuant to which the holder of the Income PRIDE agrees to purchase from us, on May 16, 2003, $311 million of Ordinary Shares at the applicable settlement rate.

     At maturity on May 16, 2003, if the market price of our Ordinary Shares is:

.. less than $18.9563, then we will issue 16.4 million Ordinary Shares, representing an issuance of 1.8991 Ordinary Shares per preferred share;
.. between $18.9563 and $26.3281, then we will issue Ordinary Shares at market price, representing a 1:1 issuance of Ordinary Shares to preferred shares;
.. more than $26.3281, then we will issue 11.8 million Ordinary Shares, representing an issuance of 2.637 Ordinary Shares per preferred share.

     The aggregate liquidation preference of the 8.25 percent Cumulative Redeemable Preferred Shares is $311 million. Unless deferred by us, the preferred shares pay dividends quarterly at a rate of 8.25 percent per year to May 16, 2003, and thereafter at the reset rate established pursuant to a re-marketing procedure. Under the re-marketing procedure, if a holder of a preferred share does not wish to cash settle his purchase contract obligation, he may return the preferred share to be re-marketed, which essentially means the preferred share is re-priced and sold into the market for one month. The proceeds of the sale are then used to satisfy the purchase contract obligation. The holder can also choose to cash settle, keep the preferred share and receive the new rate established for the month on the trust-preferred securities. If we elect to defer dividend payments on the preferred shares, the dividends will continue to accrue and we will be restricted from paying dividends on our Ordinary Shares and taking certain other actions. The preferred shares are not redeemable prior to June 16, 2003, on which date they must be redeemed by us in whole.

     There will be no net cash flows to us as the cash received from the sale of the Ordinary Shares in the remarketing procedure will be equal to the cash required to redeem the preferred shares one month later.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below shows our contractual obligations and commitments including our payments due by period.

PAYMENTS DUE BY PERIOD

                                                                       Less than                                      After 5
(in millions of U.S. dollars)                             Total           1 Year      1-3 Years       4-5 Years         Years
-----------------------------------------------------------------------------------------------------------------------------
Contract holder deposit funds                    $           90  $            26  $          31  $           19  $         14
Operating leases                                            418               75            132              73           138
Short-term debt                                             146              146              -               -             -
Long-term debt                                            1,749                -            400             799           550
Trust preferred securities                                  475                -              -               -           475
-----------------------------------------------------------------------------------------------------------------------------
Total contractual obligations and commitments    $        2,878  $           247  $         563  $          891  $      1,177
=============================================================================================================================

CONTRACT HOLDER DEPOSIT FUNDS

Contract holder deposit funds represents a liability for investment contracts sold that do not meet the definition of an insurance contract under FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts". The investment contracts are sold with a guaranteed rate of return. The proceeds are then invested with the intent of realizing a greater return than is called for in the investment contracts.

OPERATING LEASE COMMITMENTS

We lease office space in most countries in which we operate under operating leases that expire at various dates through January 2018. We renew and enter into new leases in the ordinary course of business as required.

SHORT-TERM DEBT

In June 1999, we arranged certain commercial paper programs. The programs use revolving credit facilities as back-up facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of back-up facilities, which currently total $750 million) for ACE and for ACE INA. During the year ended December 31, 2002, we substantially reduced our use of commercial paper.

     From time to time, we also use securities repurchase agreements as a source of short-term liquidity. Under these repurchase agreements, we agree to sell securities and repurchase them at a future date for a predetermined price, thereby creating liquidity. The covenants of our existing credit facilities limit our borrowing under repurchase agreements to $800 million. At December 31, 2001, we had $395 million in borrowings outstanding under repurchase agreements with various brokers. We had used the proceeds of these repurchase transactions to repay bank borrowings drawn subsequent to the September 11 tragedy and maturing commercial paper. During 2002, we repaid the amounts owed to brokers under securities repurchase transactions with the proceeds raised from the issuance of commercial paper and internal liquidity. At December 31, 2002, there were no amounts due to brokers under these arrangements.

LONG-TERM DEBT

Our total long-term debt of $1.7 billion is described in Note 9 of our Consolidated Financial Statements. During the first quarter of 2002, we issued $500 million, five-year senior debt, with a coupon rate of 6.0 percent, due April 1, 2007. These senior unsecured notes rank equally with all of our other senior obligations. The agreement governing this senior debt contains a customary limitation on liens as well as customary event of default provisions, which if breached, could accelerate the maturity of such senior debt. The proceeds were used for general corporate purposes and to reduce other debt as described in the Capital Resources section. These notes are not redeemable before maturity and do not have the benefit of any sinking fund.

     The following instruments have specific collateral triggers. In 1998, ACE US Holdings issued $250 million of unsecured senior notes that mature in October 2008. In December 1999, ACE INA issued $300 million of unsecured subordinated notes that mature in December 2009. We repaid $100 million of this outstanding amount during 2002. We have a $450 million credit default swap in place that has the economic effect of reducing our cost of borrowing associated with these two issuances. Fixed maturity securities totaling approximately $242 million are pledged as collateral in connection with the credit default swap.

     Under these two issuances, we would be required to provide collateral of $250 million and $200 million, respectively, if S&P downgraded our debt rating to BB+ or lower, or downgraded ACE Bermuda's financial strength rating to BBB-or lower. Although there can be no assurance, we believe it is unlikely that either of these two events will occur. In the event that we terminate either of the swaps prematurely, we would be liable for certain transaction costs. The counter-party in each swap is a highly rated major financial institution and management does not anticipate non-performance.

TRUST PREFERRED SECURITIES

During 1999 and 2000, we issued $800 million of trust preferred securities of which $400 million matured and was repaid in 2002. The funds generated from these issues were used to partially finance the ACE INA Acquisition. The securities outstanding consist of:

     (i) $400 million company-obligated mandatorily redeemable preferred shares ($100 million and $300 million) issued by two business trusts wholly owned by us, and

     (ii) $75 million of monthly income preferred securities issued by one of our subsidiary limited liability companies.

     Each of the three remaining series of preferred securities was issued by a special purpose entity that is wholly owned by us; two trusts and a limited liability company. The sole assets of the special purpose entities are debt instruments issued by one or more of our subsidiaries. The special purpose entities look to payments on the debt instruments to make payments on the preferred securities. We have guaranteed the payments on these debt securities. The trustees of the trusts and the managers of the limited liability company include one or more of our officers and at least one independent trustee or manager, such as a bank or trust company. Our officers serving as trustees of the trusts or managers of the limited liability company do not receive any compensation or other remuneration for their services in such capacity. The full $475 million of outstanding preferred stock is shown on our consolidated balance sheet as a liability. Additional information with respect to the preferred securities is contained in Note 9 of our Consolidated Financial Statements.

CREDIT FACILITIES

In April 2002, we renewed, at substantially the same terms, our $800 million, 364-day revolving credit facility. This facility, together with our $250 million, five-year revolving credit facility, which was last renewed in May 2000, is available for general corporate purposes and each of the facilities may also be used for commercial paper back up. The five-year facility also permits the issuance of letters of credit. At December 31, 2002, the outstanding LOC issued under this facility was $64 million and no other drawings or LOCs are issued under this facility. In September 2002, we reduced the amount of our 364-day facility from $800 million to $500 million. The higher amount was no longer required given our decreased use of commercial paper and our access to repurchase agreement financing. We are currently negotiating the annual renewal of our 364-day facility.

     In November 2002, to fulfill the requirements of Lloyd's for open years of account, we renewed our uncollateralized, five-year LOC facility for (pound)380 million (approximately $619 million). We provide funds at Lloyd's, primarily in the form of LOCs, to support underwriting capacity for Lloyd's Syndicate 2488. Syndicate 2488 has a 2003 capacity of (pound)725 million (approximately $1.2 billion). In addition to the covenants noted below, the facility requires that collateral be posted if the financial strength rating of the guarantor, ACE Bermuda, falls to S&P BBB+ or less.

     As our Bermuda subsidiaries are not admitted insurers and reinsurers in the U.S., the terms of certain insurance and reinsurance contracts require them to provide LOCs to clients. In addition, ACE Global Markets is required to satisfy certain U.S. regulatory trust fund requirements which can be met by the issuance of LOCs. In September 2002, we arranged a $500 million unsecured, one-year LOC facility for general business purposes, including the issuance of insurance and reinsurance LOCs. This facility replaced a then existing LOC facility in the amount of $450 million. Usage under this facility was $455 million at December 31, 2002 compared with $373 million at December 31, 2001. In September 2002, we also arranged a $350 million secured, one year LOC facility for general business purposes, including the issuance of insurance and reinsurance LOCs. This facility replaced an LOC facility originally arranged in December 2001 in the amount of $500 million. Usage under this facility was $276 million at December 31, 2002 and $130 million at December 31, 2001. The LOCs issued under both of these facilities principally support unpaid losses and loss expenses already included in our balance sheet.

     All of the facilities described above require that we maintain certain covenants. These covenants include:

     (i) maintenance of a minimum consolidated net worth covenant of not less than $3.6 billion plus 25 percent of cumulative net income since March 31, 2000; and

     (ii) maintenance of a maximum debt to total capitalization ratio of not greater than 0.35 to 1. Under this covenant, debt does not include trust preferred securities or mezzanine equity, except where the ratio of the sum of trust preferred securities and mezzanine equity to total capitalization is greater than 15 percent. In this circumstance, the amount greater than 15 percent would be included in the debt to total capitalization ratio.

     At December 31, 2002, (a) the minimum consolidated net worth requirement under the covenant described in (i) above was $3.8 billion and our actual consolidated net worth as calculated under that covenant was $5.9 billion; and
(b) our ratio of debt to total capitalization was 0.209 to 1.

     Our failure to comply with the covenants under any credit facility would (subject to grace periods in the case of certain covenants) result in an event of default and we could be required to repay any outstanding borrowings (or to cash collateralize letters of credit) under such facility. An event of default under one or more credit facilities with outstanding credit extensions of $25 million or more would result in an event of default under all of the facilities described above.

     ACE Tempest Re also maintained an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million, which was guaranteed by us. This facility expired in February of 2002 and was not renewed. No amounts had been drawn on this facility.

     At December 31, 2002, ACE Guaranty Corp. was party to a non-recourse credit facility which provides up to $175 million specifically supporting the company's municipal portfolio and designed to provide rating agency qualified capital to support ACE Guaranty Corp's. claims paying resources. During 2002, the facility's expiry date was extended to November 2009. ACE Guaranty Corp. has not borrowed under this credit facility. In 2002, ACE Guaranty Corp. entered into a $100 million, 364-day revolving credit facility that expires on May 28, 2003. The facility is available for general corporate purposes. ACE Guaranty Corp. has not borrowed under this credit facility.

     We also maintain various other LOC facilities, both collateralized and uncollateralized, for general corporate purposes. At December 31, 2002, the aggregate availability under these facilities was $521 million and usage was $405 million.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. We are exposed to potential loss to various market risks, including changes in interest rates and foreign currency exchange rates. Our investment portfolio consists of both fixed income and equity securities, denominated in both U.S. and foreign currencies, which are sensitive to changes in interest rates, equity prices and foreign currency exchange rates. Therefore earnings would be affected by changes in interest rates, equity prices and foreign currency exchange rates. We use investment derivative instruments such as financial futures, options, interest rate swaps, and foreign currency forward contracts to manage the duration of our investment portfolio and foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market sensitive instruments, which are subject to changes in market values with changes in interest rates.

DURATION MANAGEMENT AND MARKET EXPOSURE MANAGEMENT

We use financial futures, options, interest rate swaps and foreign currency forward contracts for the purpose of managing certain investment portfolio exposures. These instruments are recognized as assets or liabilities in our consolidated financial statements and changes in market value are included in net realized gains or losses on investments in the consolidated statements of operations.

     Our exposure to interest rate risk is concentrated in our investment portfolio, and to a lesser extent, our debt obligations. A hypothetical adverse parallel shift in the yield curve of 100 basis points would have resulted in a decrease in total return of 3.1 percent on our fixed income portfolio in 2002 compared with a decrease of 3.2 percent in 2001. This equates to a decrease in market value of approximately $488 million on a fixed income portfolio valued at $15.7 billion at December 31, 2002, and $452 million on a fixed income portfolio valued at $14.2 billion at December 31, 2001. An immediate time horizon was used as this presents the worst case scenario.

     Our portfolio of equity securities, which we carry on our balance sheet at fair value, has exposure to price risk. This risk is defined as the potential loss in fair value resulting from adverse changes in stock prices. In addition, we attain exposure to the equity markets through the use of derivative instruments which also have exposure to price risk. Our U.S. equity exposure in the portfolio is highly correlated with the S&P 500 index and changes in this index would approximate the impact on our portfolio. Our international equity portfolio has exposure to a broad range of non-U.S. equity markets, primarily in those countries where we have insurance operations. These portfolios are correlated to movement in each country's broad equity market. The combined equity exposure through both our equity portfolio and derivative instruments was valued at $603 million at December 31, 2002. A hypothetical 10 percent decline in the price of each stock in these portfolios and the index correlated to the derivative instruments would have resulted in a $60 million decline in fair value. Changes in fair value of these derivative instruments are recorded as realized gains or losses in the consolidated statements of operations. Changes in the fair value of our equity portfolio are recorded as unrealized appreciation (depreciation) and are included as other comprehensive income in shareholders' equity.

     Our exposure to foreign exchange risk is concentrated in our net invested assets denominated in foreign currencies. Our international operations use cash flows to purchase these investments to hedge insurance reserves and other liabilities denominated in the same currencies. At December 31, 2002, our net asset exposure to foreign currencies was not material.

DERIVATIVES

FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities, and requires that an entity recognize all derivatives as either assets or liabilities on the consolidated balance sheet and measure those instruments at fair value.

     We maintain investments in derivative instruments such as financial futures, options, interest rate swaps and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon application of FAS 133, hedging relationships must be designated and documented pursuant to the provisions of this statement. We had no derivatives that were designated as hedges at December 31, 2002 and 2001.

     Certain products (principally credit protection oriented) issued by the Financial Services segment have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. Effective January 1, 2001, we record these products at their fair values, which are determined principally through obtaining quotes from independent dealers and counterparties.

     During 2002, we recorded in net realized gains (losses) on investments, a pretax loss of $77 million to reflect the change in the fair value of derivatives. During 2001, we recorded in net realized gains (losses) on investments, a pretax loss of $17 million to reflect the change in the fair value of derivatives, excluding $23 million recorded in the first quarter of 2001 related to the cumulative effect of adopting FAS 133. The level of gains and losses resulting from changes in the fair value of derivatives on a prospective basis is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors. Our involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate our own risk and is not considered speculative in nature.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires consolidation of all variable interest entities ("VIE") by the primary beneficiary, as these terms are defined in FIN 46, effective immediately for VIEs created after January 31, 2003. The consolidation requirements apply to VIEs existing on January 31, 2003 for reporting periods beginning after June 15, 2003. In addition, it requires expanded disclosure for all VIEs. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

     In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"). FAS 148 provides alternative methods of transitioning for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We continue to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25").

     In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expands the disclosures to be made by a guarantor in their consolidated financial statements and generally requires recognition of a liability for the fair value of a guarantee at its inception. The disclosure requirements of this interpretation are effective for the Company for fiscal periods ending after December 15, 2002. The measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. This interpretation does not apply to guarantees issued by insurance companies accounted for under insurance-specific accounting literature. We do not expect the adoption of the measurement provisions of FIN 45 to have a material impact on our consolidated financial statements.

     In April 2002, FASB issued FAS No. 145, "Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The primary impact of FAS No. 145 was to rescind the requirement to report the gain or loss from the extinguishment of debt as an extraordinary item in the statement of operations. The provisions of this Statement are generally effective for fiscal years beginning after May 15, 2002. During 2002, we incurred debt prepayment expenses, which are reported as other expense in the statement of operations.

Item 8. Financial Statements and Supplementary Data

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

     PricewaterhouseCoopers LLP, independent auditors, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards, generally accepted in the United States, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

     The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets periodically with the independent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.


/s/ Brian Duperreault                           /s/ Philip V. Bancroft
Brian Duperreault                               Philip V. Bancroft
Chairman and Chief Executive Officer            Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of ACE Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made, by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2f and Note 2n to the financial statements, the Company changed its method of accounting for goodwill and derivatives in 2002 and 2001, respectively.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 3, 2003

CONSOLIDATED BALANCE SHEETS
ACE Limited and Subsidiaries

December 31, 2002 and 2001
(in thousands of U.S. dollars, except share and per share data)                              2002             2001
------------------------------------------------------------------------------------------------------------------
ASSETS
Investments and cash
   Fixed maturities, at fair value (amortized cost - $13,790,742 and $12,794,444)  $   14,419,741   $   13,000,165
   Equity securities, at fair value (cost - $442,266 and $516,028)                        411,031          467,566
   Securities on loan, at fair value (amortized cost/cost - $285,569)                     292,973                -
   Short-term investments, at fair value                                                1,884,760        1,205,795
   Other investments (cost - $621,715 and $569,045)                                       652,048          591,006
   Cash                                                                                   663,355          671,381
------------------------------------------------------------------------------------------------------------------
Total investments and cash                                                             18,323,908       15,935,913
Accrued investment income                                                                 216,941          213,821
Insurance and reinsurance balances receivable                                           2,653,990        2,521,562
Accounts and notes receivable                                                             250,956          242,724
Reinsurance recoverable                                                                13,991,453       11,398,446
Deferred policy acquisition costs                                                         831,580          679,281
Prepaid reinsurance premiums                                                            1,721,267        1,222,795
Funds withheld                                                                            300,106          197,642
Value of reinsurance business assumed                                                     367,275           93,310
Goodwill                                                                                2,716,860        2,772,094
Deferred tax assets                                                                     1,287,983        1,250,835
Other assets                                                                              788,618          658,341
------------------------------------------------------------------------------------------------------------------
Total assets                                                                       $   43,450,937   $   37,186,764
==================================================================================================================
LIABILITIES
Unpaid losses and loss expenses                                                    $   24,315,182   $   20,728,122
Unearned premiums                                                                       5,585,524        3,853,429
Future policy benefits for life and annuity contracts                                     442,264          382,730
Funds withheld                                                                            214,535          200,939
Insurance and reinsurance balances payable                                              1,870,264        1,418,001
Contract holder deposit funds                                                              89,843          101,187
Securities lending collateral                                                             301,016                -
Accounts payable, accrued expenses and other liabilities                                1,514,972        1,322,674
Dividends payable                                                                          47,724           42,044
Short-term debt                                                                           145,940          495,408
Long-term debt                                                                          1,748,937        1,349,473
Trust preferred securities                                                                475,000          875,000
------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                      36,751,201       30,769,007
==================================================================================================================
COMMITMENTS AND CONTINGENCIES
MEZZANINE EQUITY                                                                          311,050          311,050
------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Ordinary Shares ($0.041666667 par value, 500,000,000 shares authorized;
 262,679,356 and 259,861,205 shares issued and outstanding)                                10,945           10,828
Additional paid-in capital                                                              3,781,112        3,710,698
Unearned stock grant compensation                                                         (42,576)         (37,994)
Retained earnings                                                                       2,199,313        2,321,576
Deferred compensation obligation                                                           18,631           16,497
Accumulated other comprehensive income                                                    439,892          101,599
Ordinary Shares issued to employee trust                                                  (18,631)         (16,497)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              6,388,686        6,106,707
------------------------------------------------------------------------------------------------------------------
Total liabilities, mezzanine equity and shareholders' equity                       $   43,450,937   $   37,186,764
==================================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
ACE Limited and Subsidiaries

For the years ended December 31,
(in thousands of U.S. dollars, except per share data)                            2002           2001           2000
-------------------------------------------------------------------------------------------------------------------
REVENUES
Gross premiums written
   Property and casualty premiums                                        $ 12,653,872   $  9,751,310   $  7,586,771
   Life and annuity premiums                                                  165,099        414,052              -
-------------------------------------------------------------------------------------------------------------------
                                                                           12,818,971     10,165,362      7,586,771

Reinsurance premiums ceded                                                 (4,750,673)    (3,801,748)    (2,707,417)
-------------------------------------------------------------------------------------------------------------------

Net premiums written
   Property and casualty premiums                                           7,909,284      5,955,924      4,879,354
   Life and annuity premiums                                                  159,014        407,690              -
-------------------------------------------------------------------------------------------------------------------
                                                                            8,068,298      6,363,614      4,879,354
Change in unearned premiums                                                (1,237,794)      (446,437)      (344,591)
-------------------------------------------------------------------------------------------------------------------

Net premiums earned
   Property and casualty premiums                                           6,672,227      5,510,897      4,534,763
   Life and annuity premiums                                                  158,277        406,280              -
-------------------------------------------------------------------------------------------------------------------
                                                                            6,830,504      5,917,177      4,534,763

Net investment income                                                         802,141        785,869        770,855
Other income (expense)                                                        (20,552)           452          2,942
Net realized losses on investments                                           (489,089)       (58,359)       (38,961)
-------------------------------------------------------------------------------------------------------------------
Total revenues                                                              7,123,004      6,645,139      5,269,599
===================================================================================================================
EXPENSES
Losses and loss expenses                                                    4,906,510      4,552,456      2,936,065
Life and annuity benefits                                                     158,118        401,229              -
Policy acquisition costs                                                      960,688        784,664        650,741
Administrative expenses                                                       943,333        830,455        745,633
Interest expense                                                              193,494        199,182        221,450
Amortization of goodwill                                                            -         79,571         78,820
-------------------------------------------------------------------------------------------------------------------
Total expenses                                                              7,162,143      6,847,557      4,632,709
===================================================================================================================
Income (loss) before income tax and cumulative effect
 of adopting a new accounting standard                                        (39,139)      (202,418)       636,890
Income tax expense (benefit)                                                 (115,688)       (78,674)        93,908
-------------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of adopting a new
 accounting standard                                                           76,549       (123,744)       542,982
Cumulative effect of adopting a new accounting standard (net
 of income tax)                                                                     -        (22,670)             -
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                        $     76,549   $   (146,414)  $   542,982
===================================================================================================================
Basic earnings (loss) per share before cumulative effect
 of adopting a new accounting standard                                   $       0.19   $      (0.64)  $       2.37
Basic earnings (loss) per share                                          $       0.19   $      (0.74)  $       2.37
==================================================================================================================
Diluted earnings (loss) per share before cumulative
 effect of adopting a new accounting standard                            $       0.19   $      (0.64)  $       2.31
Diluted earnings (loss) per share                                        $       0.19   $      (0.74)  $       2.31
===================================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ACE Limited and Subsidiaries

For the years ended December 31,
(in thousands of U.S. dollars)                                         2002           2001           2000
---------------------------------------------------------------------------------------------------------
ORDINARY SHARES
Balance - beginning of year                                    $     10,828   $      9,681   $      9,061
Exercise of stock options                                                93             69             76
Shares issued                                                            37          1,380            542
Issued under Employee Stock Purchase Plan ("ESPP")                       10              9              2
Cancellation of Shares                                                  (23)           (29)             -
Repurchase of Shares                                                      -           (282)             -
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                10,945         10,828          9,681
=========================================================================================================
ADDITIONAL PAID-IN CAPITAL
Balance - beginning of year                                       3,710,698      2,637,085      2,214,989
Exercise of stock options                                            44,469         32,597         31,259
Ordinary Shares issued                                               37,503      1,135,328        406,561
Ordinary Shares issued under ESPP                                     7,462          6,065          1,232
Cancellation of Ordinary Shares                                     (19,020)       (22,698)             -
Equity offering expenses                                                  -           (830)        (7,072)
Repurchase of Ordinary Shares                                             -        (76,849)             -
Mezzanine equity issuance cost                                            -              -         (9,884)
---------------------------------------------------------------------------------------------------------
Balance - end of year                                             3,781,112      3,710,698      2,637,085
=========================================================================================================
UNEARNED STOCK GRANT COMPENSATION
Balance - beginning of year                                         (37,994)       (29,642)       (28,908)
Stock grants awarded                                                (40,699)       (22,559)       (10,346)
Stock grants forfeited                                                7,370          4,533              -
Amortization                                                         28,747          9,674          9,612
---------------------------------------------------------------------------------------------------------
Balance - end of year                                               (42,576)       (37,994)       (29,642)
=========================================================================================================
RETAINED EARNINGS
Balance - beginning of year                                       2,321,576      2,733,633      2,321,570
Net income (loss)                                                    76,549       (146,414)       542,982
Dividends declared on Ordinary Shares                              (173,150)      (137,734)      (112,528)
Dividends declared on Mezzanine equity                              (25,662)       (25,594)       (18,391)
Repurchase of Ordinary Shares                                             -       (102,315)             -
---------------------------------------------------------------------------------------------------------
Balance - end of year                                             2,199,313      2,321,576      2,733,633
=========================================================================================================
DEFERRED COMPENSATION OBLIGATION
Balance - beginning of year                                          16,497         14,597         14,563
Increase to obligation                                                2,134          1,900             34
---------------------------------------------------------------------------------------------------------
Balance - end of year                                                18,631         16,497         14,597
=========================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
Net unrealized appreciation (depreciation) on investments
Balance - beginning of year                                         136,916        102,335        (83,327)
Change in year, net of income tax                                   339,495         34,581        185,662
---------------------------------------------------------------------------------------------------------
Balance - end of year                                               476,411        136,916        102,335
---------------------------------------------------------------------------------------------------------
Cumulative translation adjustments
Balance - beginning of year                                         (35,317)       (32,881)        17,175
Net adjustment for period, net of income tax                         (1,202)        (2,436)       (50,056)
---------------------------------------------------------------------------------------------------------
Balance - end of year                                               (36,519)       (35,317)       (32,881)
---------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Income                              439,892        101,599         69,454
=========================================================================================================
ORDINARY SHARES ISSUED TO EMPLOYEE TRUST
Balance - beginning of year                                         (16,497)       (14,597)       (14,563)
Increases in Ordinary Shares                                         (2,134)        (1,900)           (34)
---------------------------------------------------------------------------------------------------------
Balance - end of year                                               (18,631)       (16,497)       (14,597)
=========================================================================================================
Total Shareholders' Equity                                     $  6,388,686   $  6,106,707   $  5,420,211
=========================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ACE Limited and Subsidiaries

For the years ended December 31,
(in thousands of U.S. dollars)                                              2002           2001           2000
--------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                   $     76,549   $   (146,414)       542,982
OTHER COMPREHENSIVE INCOME (LOSS)
Net unrealized appreciation (depreciation) on investments
   Unrealized appreciation on investments                                357,963         65,168        220,901
   Reclassification adjustment for net realized (gains) losses
    included in net income                                                98,318        (16,303)        (7,219)
--------------------------------------------------------------------------------------------------------------
                                                                         456,281         48,865        213,682
Cumulative translation adjustments                                          (348)        (6,646)       (70,448)
--------------------------------------------------------------------------------------------------------------
Other comprehensive income, before income tax                            455,933         42,219        143,234
Income tax expense related to other comprehensive income items          (117,640)       (10,074)        (7,628)
--------------------------------------------------------------------------------------------------------------
Other comprehensive income                                               338,293         32,145        135,606
--------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                         $    414,842   $   (114,269)  $    678,588
==============================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
ACE Limited and Subsidiaries

For the years ended December 31,
(in thousands of U.S. dollars)                                               2002            2001            2000
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   $      76,549   $    (146,414)  $     542,982
Adjustments to reconcile net income (loss) to net cash flow
    from (used for) operating activities:
    Net realized losses on investments                                    489,089          58,359          38,961
    Amortization of premium/discounts on fixed maturities                  40,230          (2,019)         (7,377)
    Deferred income taxes                                                (145,120)       (118,058)         33,827
    Unpaid losses and loss expenses                                     3,527,010       3,369,489        (174,213)
    Unearned premiums                                                   1,700,493         771,039         574,244
    Future policy benefits for life and annuity contracts                  59,534         382,730               -
    Insurance and reinsurance balances payable                            582,254         110,809        (415,310)
    Accounts payable, accrued expenses and other liabilities               61,408         117,590        (375,025)
    Insurance and reinsurance balances receivable                        (242,249)       (449,585)       (175,809)
    Reinsurance recoverable                                            (2,593,007)     (2,403,506)       (154,859)
    Deferred policy acquisition costs                                    (142,888)       (112,714)        (50,626)
    Prepaid reinsurance premiums                                         (498,472)       (365,050)       (256,501)
    Funds withheld, net                                                   (88,868)         33,061         (12,505)
    Value of reinsurance business assumed                                (273,965)        (18,542)         (4,065)
    Other                                                                (127,010)         23,575         (69,716)
    Amortization of goodwill                                                    -          79,571          78,820
    Cumulative effect of adopting a new accounting standard                     -          22,670               -
-----------------------------------------------------------------------------------------------------------------
Net cash flows from (used for) operating activities                 $   2,424,988   $   1,353,005   $    (427,172)
=================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed maturities                                       $ (17,949,823)  $ (16,847,920)  $ (11,476,638)
Purchases of equity securities                                           (218,852)       (210,936)       (411,022)
Sales of fixed maturities                                              15,948,421      14,733,578      11,521,678
Sales of equity securities                                                163,024         204,842         793,499
Maturities of fixed maturities                                            284,899          44,929          68,869
Net realized losses on financial futures contracts                       (105,429)        (21,976)        (48,227)
Settlement of an acquisition-related lawsuit                               54,380               -               -
Other                                                                    (118,223)        (89,115)       (214,416)
-----------------------------------------------------------------------------------------------------------------
Net cash flows from (used for) investing activities                 $  (1,941,603)  $  (2,186,598)  $     233,743
=================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on Ordinary Shares                                   $    (167,470)  $    (128,745)  $    (106,459)
Dividends paid on Mezzanine equity                                        (25,662)        (25,666)        (15,254)
Net proceeds from (repayment of) short-term debt                         (349,468)         56,144        (710,076)
Net proceeds from long-term debt                                          399,155               -               -
Net proceeds from (repayment of) trust preferred securities              (400,000)              -         300,000
Proceeds from exercise of options for Ordinary Shares                      44,562          32,666          31,335
Proceeds from Ordinary Shares issued under ESPP                             7,472           6,074           1,234
Repurchase of Ordinary Shares                                                   -        (179,446)              -
Net proceeds from issuance of Ordinary Shares                                   -       1,135,878         400,320
Proceeds from issuance of Mezzanine equity                                      -               -         311,050
Issuance cost of Mezzanine equity                                               -               -          (9,884)
-----------------------------------------------------------------------------------------------------------------
Net cash flows from (used for) financing activities                 $    (491,411)  $     896,905   $     202,266
=================================================================================================================
Net increase (decrease) in cash                                            (8,026)         63,312           8,837
Cash - beginning of year                                                  671,381         608,069         599,232
=================================================================================================================
CASH - END OF YEAR                                                  $     663,355   $     671,381   $     608,069
=================================================================================================================
Supplemental cash flow information
Taxes paid                                                          $       2,123   $      28,513   $      38,817
Interest paid                                                       $     216,269   $     220,155   $     224,787
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

ACE Limited and Subsidiaries

1. GENERAL

ACE Limited ("ACE" or the "Company") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its business office in Bermuda. The Company, through its various subsidiaries, provides a broad range of insurance and reinsurance products to insureds worldwide. ACE operates through four reporting segments: Insurance - North American, Insurance - Overseas General, Global Reinsurance and Financial Services. These segments are described in Note 17.

2. SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its majority-owned subsidiaries. There are no entities other than majority-owned subsidiaries under the Company's control or for which the Company retains substantially all the risk and rewards. All significant intercompany accounts and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include:

.. unpaid losses and loss expense reserves, including asbestos reserves; .. reinsurance recoverable, including the bad debt provision;
..  impairments to the fair value of the investment portfolio;
.. the fair value of certain derivatives; and .. the valuation of goodwill.

     While management believes that the amounts included in the consolidated financial statements reflect our best estimates and assumptions, these amounts could ultimately be materially different from the amounts currently provided for in the consolidated financial statements.

b) PREMIUMS

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

     Premiums written are primarily earned on a pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force. Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred.

ACE Limited and Subsidiaries

     Financial guarantee premiums that are received upon inception of the policy are earned pro rata over the period of risk. Installment premiums are earned over each installment period, generally one year or less.

     The Company underwrites loss portfolio transfer contracts ("LPT"). These contracts are evaluated to determine whether they meet the established criteria for reinsurance accounting, and, if so, are recorded in the statement of operations when written and generally result in large one-time written and earned premiums with comparable incurred losses. The contracts can cause significant variances in gross premiums written, net premiums written, net premiums earned and net incurred losses in the years in which they are written. Contracts not meeting the established criteria for reinsurance accounting are recorded using the deposit method. There were no LPT contracts recorded using the deposit method in 2002 or 2001.

     Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

c) POLICY ACQUISITION COSTS

Policy acquisition costs consist of commissions, premium taxes, underwriting and other costs that vary with, and are primarily related to, the production of premium. Acquisition costs are deferred and amortized over the period in which the related premiums are earned, or for annuities over the pattern of estimated gross profit. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed.

d) REINSURANCE

In the ordinary course of business, the Company's insurance subsidiaries assume and cede reinsurance with other insurance companies. These agreements provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Company of its obligation to its insureds.

     Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force, and are presented net of a reserve for uncollectible reinsurance that has been determined based upon a review of the financial condition of the reinsurers and other factors. The method for determining the reinsurance recoverable involves reviewing actuarial estimates of gross unpaid losses and loss expenses to determine the Company's ability to cede unpaid losses and loss expenses under its existing reinsurance contracts. This method is continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings in the period identified.

     Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

e) INVESTMENTS

The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Short-term investments comprise securities due to mature within one year of date of issue. Short-term investments include certain cash and cash equivalents, which are part of investment portfolios under the management of external investment managers.

     Securities sold under agreements to repurchase (liabilities) are accounted for as collateralized investments and borrowings and are recorded at the contractual repurchase amounts plus accrued interest. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice.

     Other investments principally comprise direct investments, investments in investment funds and investments in limited partnerships. For direct investments that meet the requirements for equity accounting, the Company accrues its portion of the net income or loss of the investment. Other direct investments are carried at fair value. Where fair values are not publicly available, the investments are carried at estimated fair value. Investments in investment funds are carried at the net asset value as advised by the fund. Investments in limited partnerships for which the Company has partnership ownership interests in excess of three percent are accounted for using the equity method. Limited partnerships for which the Company has partnership ownership interests less than three percent are carried at cost.

     Realized gains or losses on sales of investments are determined on a first-in, first-out basis. Unrealized appreciation (depreciation) on investments is included as other comprehensive income in shareholders' equity. The Company regularly reviews its investments for possible impairment based on criteria including economic conditions, credit loss experience and other issuer-specific developments. If there is a decline in a security's net realizable value, a determination is made as to whether that decline is temporary or "other than temporary". If it is believed that a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss in shareholders' equity. If it is believed that the decline is "other than temporary", the Company writes down the carrying value of the investment and records a realized loss in the statement of operations.

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

     The Company engages in a securities lending program whereby certain securities from our portfolio are loaned to other institutions for short periods of time. The market value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities changes. The Company's policy is to require fixed maturities and initial cash collateral equal to 102 percent of the fair value of the loaned securities. Securities lending collateral is recorded in fixed maturities and short-term investments and in liabilities. The Company maintains full ownership rights to the securities loaned, and continues to earn interest on them. The Company shares a portion of the interest earned on the collateral with the lending agent. In addition, the Company has the ability to sell the securities while they are on loan. The Company has an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities. The fair value of the securities on loan is reported as a separate line in total investments and cash.

ACE Limited and Subsidiaries

f) GOODWILL

In June 2001, FASB issued FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As required, the Company adopted FAS 142 on January 1, 2002 and ceased amortizing goodwill at that time. All goodwill recognized in the Company's consolidated balance sheet at January 1, 2002 was assigned to one or more reporting units. FAS 142 requires that goodwill in each reporting unit be tested for impairment by June 30, 2002 and at least annually thereafter. Any impairment loss recognized as a result of a transitional impairment test of goodwill should be reported as the cumulative effect of a change in accounting principle. Management has determined that there was no impairment in goodwill as a result of the test.

g) VALUE OF REINSURANCE BUSINESS ASSUMED

The value of reinsurance business assumed represents the difference between the estimated ultimate value of the liabilities assumed under retroactive reinsurance contracts, including LPTs, and the consideration received under the contract. The value of reinsurance business assumed is amortized to loss and loss expenses based on the payment pattern of the losses assumed. The unamortized value is reviewed regularly to determine if it is recoverable under the terms of the contract. If such amounts are estimated to be unrecoverable, they are expensed.

h) UNPAID LOSSES AND LOSS EXPENSES

Property and Casualty

A liability is established for the estimated unpaid losses and loss expenses of the Company under the terms of, and with respect to, its policies and agreements. Included in the Company's liabilities for losses and loss expenses are liabilities for asbestos, environmental and latent injury damage claims and expenses ("A&E"). These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. These amounts include provision for both reported claims and incurred but not reported ("IBNR") claims. The methods of determining such estimates and establishing the resulting reserve are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses materially greater or less than the reserve provided.

Financial Guaranty

Case basis reserves are established when specific issues are identified as currently or likely to be in default. Such reserve is based on the present value of the expected loss and loss adjustment payments, net of recoveries, under salvage and subrogation rights. Reserves for losses and loss adjustment expenses also include "portfolio reserves", which are management's best estimate of expected losses related to the Company's entire reinsured portfolio. These reserves are based on reports from ceding companies as well as historical default statistics of municipal, asset-backed and corporate bonds, net of expected recoveries. In accordance with industry practice, the financial guaranty case basis reserves have been discounted using an average rate of six percent in both 2002 and 2001, resulting in a discount of $14.9 million and $8 million, respectively.

Life Reinsurance

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

i) CONTRACT HOLDER DEPOSIT FUNDS

Contract holder deposit funds represents a liability for investment contracts sold that do not meet the definition of an insurance contract under FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts". The investment contracts are sold with a guaranteed rate of return. The proceeds are then invested with the intent of realizing a greater return than is called for in the investment contracts.

j) TRANSLATION OF FOREIGN CURRENCIES

Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with FAS No. 52, "Foreign Currency Translation" ("FAS 52"). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in net realized gains (losses) on investments in current income.

k) INCOME TAXES

Income taxes have been provided in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes", on those operations which are subject to income taxes (see Note 14). Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses and loss expenses, foreign tax credits, non-deductibility of deferred policy acquisition costs and tax benefits of net operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized.

l) EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average shares outstanding. All potentially dilutive securities including Mezzanine equity, unvested restricted stock, stock options, warrants and convertible securities are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted average shares outstanding is increased to include all potentially dilutive securities. The incremental shares from assumed conversions are not included in computing diluted loss per share amounts as these shares are considered anti-dilutive. Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.

m) CASH FLOW INFORMATION

Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

ACE Limited and Subsidiaries

n) DERIVATIVES

The Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as of January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities on the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon application of FAS 133, hedging relationships must be designated and documented pursuant to the provisions of this statement. The Company had no derivatives that were designated as hedges as of December 31, 2002 and 2001.

     The Company maintains investments in derivative instruments such as futures, options, interest rate swaps and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement or to obtain an exposure to a particular financial market. The Company has historically recorded the changes in market value of these instruments as realized gains or losses in the consolidated statements of operations and, accordingly, FAS 133, as amended, did not have a significant impact on the results of operations, financial condition or liquidity as it relates to these instruments. At December 31, 2002, a liability of $46 million representing the fair value of these instruments is included in accounts payable, accrued expenses and other liabilities.

     Certain products (principally, credit protection oriented) issued by the Financial Services segment have been determined to meet the definition of a derivative under FAS 133. These products consist primarily of credit default swaps, index-based instruments and certain financial guarantee coverages. Net premiums earned relating to these products for the years ended December 31, 2002 and 2001, were $145 million and $52 million, respectively, with incurred losses of $148 million and $39 million, respectively. Effective January 1, 2001, the Company records these products at their fair value, which is determined principally through obtaining quotes from independent dealers and counterparties. The changes in fair value are included in realized gains (losses) on investments in the statement of operations. At December 31, 2002 and 2001, a liability representing the fair value of these instruments resulting from the change in fair value of $129 million and $52 million was included in accounts payable, accrued expenses and other liabilities.

     The Company recorded an expense related to the cumulative effect of adopting this standard of $23 million, net of income tax of $12 million. At December 31, 2002 and 2001, the Company has recorded in net realized gains (losses) on investments, a pretax loss of $77 million and $17 million, respectively, to reflect the change in the fair value of derivatives during the year. The level of gains and losses resulting from changes in the fair value of derivatives on a prospective basis is dependent upon a number of factors including changes in interest rates, credit spreads and other market factors. The Company's involvement with derivative instruments and transactions is primarily to offer protection to others or to mitigate its own risk and is not considered speculative in nature.

o) NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires consolidation of all variable interest entities ("VIE") by the primary beneficiary, as these terms are defined in FIN 46, effective immediately for VIEs created after January 31, 2003. The consolidation requirements apply to VIEs existing on January 31, 2003 for reporting periods beginning after June 15, 2003. In addition, it requires expanded disclosure for all VIEs. The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial statements.

     In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"). FAS 148 provides alternative methods of transitioning for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25").

     In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expands the disclosures to be made by a guarantor in their consolidated financial statements and generally requires recognition of a liability for the fair value of a guarantee at its inception. The disclosure requirements of this interpretation are effective for the Company for fiscal periods ending after December 15, 2002, and accordingly, have been included in Note 8. The measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. This interpretation does not apply to guarantees issued by insurance companies accounted for under insurance-specific accounting literature. The Company does not expect the adoption of the measurement provisions of FIN 45 to have a material impact on the consolidated financial statements.

     In April 2002, FASB issued FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The primary impact of FAS No. 145 was to rescind the requirement to report the gain or loss from the extinguishment of debt as an extraordinary item in the statement of income. The provisions of this Statement are generally effective for fiscal years beginning after May 15, 2002. During 2002, the Company incurred debt prepayment expenses, which are reported as other expense in the statement of operations.

3. INVESTMENTS

a) FIXED MATURITIES

The fair values and amortized costs of fixed maturities at December 31, 2002 and 2001 are as follows:

                                                                     2002                            2001
                                                          -----------------------------   -----------------------------
(in thousands of U.S. dollars)                              FAIR VALUE   AMORTIZED COST     Fair Value   Amortized Cost
-----------------------------------------------------------------------------------------------------------------------
U.S. Treasury and agency                                  $  1,320,965   $    1,244,484   $  1,344,076   $    1,314,524
Non-U.S. governments                                         1,597,860        1,545,171      1,428,977        1,403,053
Corporate securities                                         7,039,636        6,730,915      6,743,090        6,687,887
Mortgage-backed securities                                   3,260,520        3,167,580      2,322,951        2,272,111
States, municipalities and political subdivisions            1,200,760        1,102,592      1,161,071        1,116,869
-----------------------------------------------------------------------------------------------------------------------
                                                          $ 14,419,741   $   13,790,742   $ 13,000,165   $   12,794,444
=======================================================================================================================

The gross unrealized appreciation (depreciation) related to fixed maturities at December 31, 2002 and 2001 is as follows:

                                                                          2002                                  2001
                                                          -----------------------------------   -----------------------------------
                                                          GROSS UNREALIZED   GROSS UNREALIZED   Gross Unrealized   Gross Unrealized
(in thousands of U.S. dollars)                                APPRECIATION       DEPRECIATION       Appreciation       Depreciation
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and agency                                  $         76,868   $           (387)  $         38,499   $         (8,947)
Non-U.S. governments                                                54,066             (1,377)            32,993             (7,068)
Corporate securities                                               358,658            (49,937)           179,028           (123,826)
Mortgage-backed securities                                          94,623             (1,683)            60,345             (9,505)
States, municipalities and political subdivisions                   98,247                (79)            50,105             (5,903)
-----------------------------------------------------------------------------------------------------------------------------------
                                                          $        682,462   $        (53,463)  $        360,970   $       (155,249)
===================================================================================================================================

ACE Limited and Subsidiaries

Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category, "mortgage-backed securities". Approximately 73 percent of the total mortgage holdings at December 31, 2002, and 81 percent at December 31, 2001, are represented by investments in U.S. government agency bonds. The remainder of the mortgage exposure consists of collateralized mortgage obligations and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry an AAA rating by the major credit rating agencies. Fixed maturities at December 31, 2002, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. The Company also invests in interest rate swaps to manage the duration of the fixed maturity portfolio. The average duration, including the effect of the interest rate swaps, is 3.1 years at December 31, 2002 and 3.4 years at December 31, 2001.

(in thousands of U.S. dollars)                 Fair Value    Amortized Cost
--------------------------------------------------------------------------
MATURITY PERIOD
Less than 1 year                           $      563,308   $      620,462
1 - 5 years                                     4,405,293        4,167,231
5 - 10 years                                    3,532,696        3,298,014
Greater than 10 years                           2,657,924        2,537,455
--------------------------------------------------------------------------
                                           $   11,159,221   $   10,623,162
Mortgage-backed securities                      3,260,520        3,167,580
--------------------------------------------------------------------------
Total fixed maturities                     $   14,419,741   $   13,790,742
==========================================================================

b) EQUITY SECURITIES

The gross unrealized appreciation (depreciation) on equity securities at December 31, 2002 and 2001 is as follows:

(in thousands of U.S. dollars)                       2002             2001
--------------------------------------------------------------------------
Equity securities - cost                   $      442,266   $      516,028
Gross unrealized appreciation                      24,018           41,043
Gross unrealized depreciation                     (55,253)         (89,505)
--------------------------------------------------------------------------
Equity securities - fair value             $      411,031   $      467,566
==========================================================================

c) SECURITIES ON LOAN

The fair values and amortized cost/cost of securities on loan and the gross unrealized appreciation (depreciation) related to these securities at December 31, 2002 are detailed below. There were no securities on loan at December 31, 2001.

                                                                   2002
                                      --------------------------------------------------------------
                                                     Amortized   Gross Unrealized   Gross Unrealized
(in thousands of U.S. dollars)          Fair Value   Cost/Cost       Appreciation       Depreciation
----------------------------------------------------------------------------------------------------
Fixed maturities                      $    272,084   $ 258,124   $         19,728   $         (5,768)
Equity securities                           20,889      27,445              2,866             (9,422)
----------------------------------------------------------------------------------------------------
Total                                 $    292,973   $ 285,569   $         22,594   $        (15,190)
====================================================================================================

d) NET REALIZED GAINS (LOSSES) AND CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS

The analysis of net realized gains (losses) on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended December 31, 2002, 2001 and 2000 is as follows:

(in thousands of U.S. dollars)                                               2002         2001         2000
-----------------------------------------------------------------------------------------------------------
Fixed maturities
   Gross realized gains                                               $   179,911   $  189,751   $   90,403
   Gross realized losses                                                 (136,600)    (144,220)    (172,009)
   Other than temporary impairments                                      (101,075)     (52,512)           -
-----------------------------------------------------------------------------------------------------------
                                                                          (57,764)      (6,981)     (81,606)
Equity securities
   Gross realized gains                                                    22,832       58,779      170,243
   Gross realized losses                                                  (27,340)     (32,213)     (56,199)
   Other than temporary impairments                                      (152,728)           -            -
-----------------------------------------------------------------------------------------------------------
                                                                         (157,236)      26,566      114,044

Other investments                                                           1,964       (9,747)     (12,114)
Write-down of other investments                                           (14,067)     (28,453)           -
Currency gains (losses)                                                     3,324      (12,061)     (11,058)
Financial futures and option contracts and interest rate swaps           (188,031)     (10,843)     (48,227)
Fair value adjustment on derivatives                                      (77,279)     (16,840)           -
-----------------------------------------------------------------------------------------------------------
Net realized losses on investments                                       (489,089)     (58,359)     (38,961)
-----------------------------------------------------------------------------------------------------------

Change in net unrealized appreciation (depreciation) on investments
   Fixed maturities                                                       423,278      125,349      310,971
   Equity securities                                                       17,227      (85,459)    (115,759)
   Securities on loan                                                       7,404            -            -
   Other investments                                                        8,372        8,975       16,389
   Short-term investments                                                       -            -        2,081
   Change in deferred income taxes                                       (116,786)     (14,284)     (28,020)
-----------------------------------------------------------------------------------------------------------
Change in net unrealized appreciation on investments                      339,495       34,581      185,662
-----------------------------------------------------------------------------------------------------------
Total net realized losses and change in net unrealized appreciation
 (depreciation) on investments                                        $  (149,594)  $  (23,778)  $  146,701
===========================================================================================================

e) NET INVESTMENT INCOME

Net investment income for the years ended December 31, 2002, 2001 and 2000 was derived from the following sources:

(in thousands of U.S. dollars)                                               2002         2001         2000
-----------------------------------------------------------------------------------------------------------
Fixed maturities and short-term investments                           $   833,436   $  811,912  $   766,312
Equity securities                                                           6,778        9,837       12,268
Other investments                                                           5,308        5,861       39,783
-----------------------------------------------------------------------------------------------------------
Gross investment income                                                   845,522      827,610      818,363
Investment expenses                                                       (43,381)     (41,741)     (47,508)
-----------------------------------------------------------------------------------------------------------
Net investment income                                                 $   802,141   $  785,869  $   770,855
===========================================================================================================

ACE Limited and Subsidiaries

f) RESTRICTED ASSETS

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. The assets on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies and generally take the place of Letter of Credit ("LOC") requirements. The Company also has investments in segregated portfolios primarily to provide collateral or guarantees for LOCs and debt instruments described in Notes 8 and 9. The components of the fair value of the restricted assets at December 31, 2002 and 2001 are as follows:

(in thousands of U.S. dollars)                          2002           2001
---------------------------------------------------------------------------
Deposits with U.S. regulatory authorities       $    649,962   $    863,589
Deposits with non-U.S. regulatory authorities      1,069,657        734,357
Assets used for collateral or guarantees           1,230,174      1,030,592
Trust funds                                        1,380,886        852,496
---------------------------------------------------------------------------
                                                $  4,330,679   $  3,481,034
===========================================================================

4. GOODWILL

The following table details the movement in goodwill by segment during the year ended December 31, 2002.

                                                       Insurance-     Insurance-
                                                            North       Overseas         Global      Financial            ACE
(in thousands of U.S. dollars)                           American        General    Reinsurance       Services   Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Goodwill at beginning of year                        $  1,162,308   $  1,148,105   $    364,958   $     96,723   $  2,772,094
Settlement of an acquisition-related lawsuit              (28,765)       (25,615)             -              -        (54,380)
Adjustment to purchased goodwill                                -           (854)             -              -           (854)
-----------------------------------------------------------------------------------------------------------------------------
Goodwill at end of year                              $  1,133,543   $  1,121,636   $    364,958   $     96,723   $  2,716,860
=============================================================================================================================

The following table provides a reconciliation of prior years reported net income to adjusted net income had FAS 142 been applied at the beginning of fiscal 2000.

For the years ended December 31,
(in thousands of U.S. dollars, except per share data)             2001            2000
--------------------------------------------------------------------------------------
Reported net income (loss)                                $   (146,414)   $    542,982
Add back: goodwill amortization                                 79,571          78,820
--------------------------------------------------------------------------------------
Adjusted net income (loss)                                $    (66,843)   $    621,802
======================================================================================
BASIC EARNINGS (LOSS) PER SHARE:
Reported earnings (loss) per share                        $      (0.74)   $       2.37
Add back: goodwill amortization                                   0.34            0.36
--------------------------------------------------------------------------------------
Adjusted earnings (loss) per share                        $      (0.40)   $       2.73
======================================================================================
DILUTED EARNINGS (LOSS) PER SHARE:
Reported earnings (loss) per share                        $      (0.74)   $       2.31
Add back: goodwill amortization                                   0.34            0.34
--------------------------------------------------------------------------------------
Adjusted earnings (loss) per share                        $      (0.40)   $       2.65
======================================================================================

5. SEPTEMBER 11, 2001

The terrorist attack on September 11, 2001 ("the September 11 tragedy") had a substantial impact on the 2001 results of the Company. The Company continues to evaluate its total potential liability based upon individual insurance and reinsurance policy language, legal and factual developments in underlying matters involving its insureds and legislative developments in the U.S. involving the terrorist attack. If the Company's current assessments of future developments are proved wrong, the financial impact of any of them, singularly or in the aggregate, could be material. For example, business interruption insurance claims could materialize in the future with greater frequency than the Company has anticipated or provided for in its estimates, or insureds that the Company expects will not be held responsible for injuries resulting from the attack are ultimately found to be responsible at a financial level that impacts the Company's insurance or reinsurance policies. Detailed below is an analysis of the impact of the September 11 tragedy on each of the Company's business segments, for the year ended December 31, 2001. The Company's estimate for the September 11 tragedy claims remains substantially unchanged from 2001 and the Company believes that its estimate is reasonable and accurate based on information currently available.

IMPACT OF SEPTEMBER 11, 2001 TRAGEDY
Year ended December 31, 2001

                                   Insurance-     Insurance-
                                        North       Overseas         Global      Financial            ACE
(in millions of U.S. dollars)        American        General    Reinsurance       Services   Consolidated
---------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Gross premiums written           $          -   $        (20)   $         -     $      142   $        122
Net premiums written                      (22)           (46)           (23)           142             51
Net premiums earned                       (22)           (46)           (22)           104             14
Losses and loss expenses                  119             67            213            251            650
Policy acquisition costs                    -              -              1              -              1
---------------------------------------------------------------------------------------------------------
Underwriting income (loss)               (141)          (113)          (236)          (147)          (637)
Income tax benefit                        (16)           (27)           (35)             -            (78)
---------------------------------------------------------------------------------------------------------
Net loss                         $       (125)  $        (86)   $      (201)    $     (147)  $       (559)
=========================================================================================================

The analysis of the impact of the September 11 tragedy includes the effects of intercompany reinsurance transactions. In estimating the impact of the tragedy on the Company, premium payments required to reinstate reinsurance policies were accrued. Premiums from insureds required to reinstate their insurance or reinsurance coverage with the Company were not accrued in the estimate. The premiums accrued in Financial Services represent additional premiums due under the terms of certain financial solutions reinsurance programs directly impacted by the tragedy.

     In February 2002, ACE announced that one of its Bermuda subsidiaries, ACE Bermuda, agreed to settle its property insurance claim with Silverstein Properties, Inc. ("Silverstein"), arising from the World Trade Center disaster. The settlement is based upon a single occurrence and comprised payment of only one policy limit. ACE Bermuda and Silverstein have agreed to dismiss all litigation and arbitration pending between them. The settlement amount is within the reserve previously established for this event and does not affect the remaining group reserves for other claims arising from the September 11 tragedy.

     The Company's exposure to the tragedy is derived from losses incurred by insured and reinsured clients of the Company. Gross insured claims incurred by the Company with respect to the tragedy are covered by significant amounts of reinsurance from high quality reinsurers. In order to identify policies which may have been affected by the September 11 tragedy, the Company conducted a review of its insurance and reinsurance portfolios on a policy by policy basis, which included first-party, third-party, reinsurance, retrocessional, financial guaranty and life reinsurance exposures. Net losses and loss expenses of $650 million resulted from estimated gross losses and loss expenses of approximately $1.8 billion, net of estimated reinsurance recoveries of approximately $1.2 billion. As at December 31, 2002, the Company has paid $711 million of losses and has collected $468 million of the $512 million recoverable from reinsurers.

ACE Limited and Subsidiaries

6.  UNPAID LOSSES AND LOSS EXPENSES

PROPERTY AND CASUALTY

The Company establishes reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. These reserves include estimates for both claims that have been reported and for IBNR, and include estimates of expenses associated with processing and settling these claims. The process of establishing reserves for property and casualty ("P&C") claims can be complex and imprecise as it requires the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed, or as current laws change. As part of the evaluation process of loss reserves, the Company annually engages independent actuarial firms to review the methods and assumptions used in estimating loss and loss expense reserves. These annual reviews cover different portions of our operating businesses on a rotating basis within each year and are an independent check on the Company's loss reserves. In addition, the Insurance Department of the Commonwealth of Pennsylvania requires a biennial, external actuarial review as part of the acquisition of CIGNA's P&C operations in 1999. That review was completed during the first quarter of 2003. The Company continually evaluates its estimates of reserves in light of developing information and in light of discussions and negotiations with its insureds. While the Company believes that its reserve for unpaid losses and loss expenses at December 31, 2002 is adequate, new information or trends may lead to future developments in ultimate losses and loss expenses significantly greater or less than the reserves provided. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Company's results of operations in the period in which the estimates are changed. The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2002, 2001 and 2000 is as follows:

(in thousands of U.S.dollars)                                                                   2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
Gross unpaid losses and loss expenses at beginning of year                              $ 20,728,122   $ 17,388,394   $ 16,460,247
Reinsurance recoverable on unpaid losses                                                 (10,628,608)    (8,323,444)    (7,551,430)
-----------------------------------------------------------------------------------------------------------------------------------
Net unpaid losses and loss expenses at beginning of year                                  10,099,514      9,064,950      8,908,817
Unpaid losses and loss expenses assumed in respect of reinsurance business acquired          202,920        300,204        169,537
Unpaid losses and loss expenses in respect of formerly discontinued operations                    _              -       1,269,914
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                     10,302,434      9,365,154     10,348,268
-----------------------------------------------------------------------------------------------------------------------------------

Net losses and loss expenses incurred in respect of losses occurring in:
   Current year                                                                            4,197,829      4,457,986      2,996,429
   Prior year                                                                                708,681         94,470        (60,364)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                      4,906,510      4,552,456      2,936,065
-----------------------------------------------------------------------------------------------------------------------------------

Net losses and loss expenses paid in respect of losses occurring in:
   Current year                                                                            1,265,880      1,345,699      1,205,110
   Prior year                                                                              2,685,401      2,404,155      2,897,171
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                      3,951,281      3,749,854      4,102,281
-----------------------------------------------------------------------------------------------------------------------------------

Foreign currency revaluation                                                                  60,355        (68,242)      (117,102)
-----------------------------------------------------------------------------------------------------------------------------------
Net unpaid losses and loss expenses at end of year                                        11,318,018     10,099,514      9,064,950
Reinsurance recoverable on unpaid losses                                                  12,997,164     10,628,608      8,323,444
-----------------------------------------------------------------------------------------------------------------------------------
Gross unpaid losses and loss expenses at end of year                                    $ 24,315,182   $ 20,728,122   $ 17,388,394
===================================================================================================================================

Net losses and loss expenses incurred for the year ended December 31,2002 of $4.9 billion include $709 million of prior year development. Of this amount, $516 million relates to charge taken in the fourth quarter of 2002 to strengthen the Company's A&E reserves and is analysed in more detail below. All of the A&E development was incurred in the Insurance - North American segment. An analysis of the remaining $193 million of prior period development follows.

     Insurance - North American's total incurred losses of $2.2 billion include $79 million of prior period development, $59 million from ACE USA and $20 million from ACE Bermuda. In ACE USA, prior period development arose from several lines of business including $13 million from its ACE Risk Management business, $11 million from the Consumer Solutions business and $35 million from two lines of business now in run-off. ACE Risk Management, ACE USA's largest business line with over $1.3 billion of net loss reserves, is the large commercial package business that includes workers' compensation and commercial automobile covers. During 2002, the Company incurred $13 million to increase the workers' compensation, commercial automobile and the health care asset management run-off books, principally for the 2000 accident year, as a result of regular actuarial reviews of these lines of business. The Consumer Solutions group incurred $11 million related to the 2001 accident year, principally from its warranty line as a result of an actuarial study completed in late 2002. Of the $35 million from run-off business, $18 million arose from the Commercial Insurance Service ("CIS") line, which comprises middle market casualty exposures. In 1999, the Company sold the renewal rights to this business and is running off the existing reserves. $12 million relates to one adverse court decision in the Financial Institutions business on a 2001 accident year claim and the remaining $5 million relates to general reserve increases resulting from actuarial reviews.

     In ACE Bermuda, the Company incurred $45 million of prior year losses related to aerospace losses, $31 million related to satellite losses and $14 million of aviation losses. The satellite losses principally relate to three losses from satellites launched between 1999 and 2001 that have subsequently experienced problems. The aviation losses relate to increases in claims reserves on almost 300 claims in the 1997 through 2001 accident years. The remaining reserves on this line principally relate to long-tail product liability policies. ACE Bermuda discontinued the satellite business in 2002 and the aviation business in 2000. These increases were partially offset as excess liability reserves improved by $28 million. The Company was successful in recovering subrogation on a loss from the 1988 accident year and had a positive development on a claim for the 1989 accident year. These two items accounted for an improvement of $45 million. This was partially offset by claims development in 1995 and 1996. The remaining $3 million relates to general reserve increases resulting from actuarial reviews.

     Insurance - Overseas General's total incurred losses of $1.4 billion include $104 million of prior year losses, of which $36 million came from ACE Global Markets and $68 million came from ACE International. In ACE Global Markets, $26 million of prior period development arose from aerospace losses in the 2000 and 2001 accident years, principally from the same satellite losses that impacted ACE Bermuda. The remaining $10 million relates to a number of small losses across several business lines. In ACE International, $44 million of prior period development arose from developing casualty losses in Australia, Norway, Italy and the Netherlands. The increases related to development on several large claims caused by new information that changed the total value of these claims from last year. In addition, ACE Europe incurred $14 million of D&O losses, partly in response to specific large losses and partly due to a change in assumptions as experience has changed from last year. The remaining $10 million relates to small losses across several lines.

     Global Reinsurance's total incurred losses of $304 million include positive development in prior period reserves of $20 million. Most of Global Reinsurance's reserves at December 31, 2002 relate to short-tail, catastrophe-oriented lines where unpaid claims are set using a blend of market share analysis on industry loss reports and reported claims from customers. Initial loss reserve estimates are then revised as necessary to reflect the actual loss experience of the customer. During 2002, Global Reinsurance determined that the loss reserves carried on certain of its contracts related to the 1998 through 2001 accident years were in excess of the reserves required based on the latest assessment. This resulted in favorable prior year loss development. There were no changes in assumptions used in the reserving process in 2002.

     Total incurred losses of $947 million for Financial Services include $30 million of prior period development principally from the ACE Financial Solutions International book, which comprises large, unique transactions, including LPTs. $12 million relates to the amortization of the deferred assets on the LPTs. The remaining amount principally relates to three accounts where recent information resulted in an increase in the total reserve positions for these accounts primarily for the 1998 through 2001 accident years.

     Net losses and loss expenses incurred for the year ended December 31, 2001 include $94 million of prior year development principally in the Insurance - Overseas General segment. This development was reflected during the fourth quarter of 2001 when the Company recorded additional reserves to strengthen its casualty loss reserves.

ACE Limited and Subsidiaries

     Net losses and loss expenses incurred for the year ended December 31, 2000 include favorable development of reserves from prior periods of $60 million, primarily from the Global Reinsurance and Insurance - North American segments, partially offset by unfavorable development in the Financial Services segment.

ASBESTOS AND ENVIRONMENTAL

Included in the Company's liabilities for losses and loss expenses are liabilities for asbestos, environmental and latent injury damage claims and expenses. These claims are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. These amounts include provisions for both reported and IBNR claims.

     In January 2003, the Company completed an internal review of its A&E reserves. As a result of this review, the Company increased its gross A&E reserve, for the year ended December 31, 2002, by $2.2 billion, offset by $1.9 billion of reinsurance recoverable, including $533 million of reinsurance purchased from the National Indemnity Company ("NICO") as part of the acquisition of CIGNA's P&C business. The Company also increased its bad debt provision for reinsurance recoverable by $145 million. As a result of these two items, together with ACE Bermuda's ten percent participation in the NICO cover, the net increase in exposure was determined to be $516 million ($354 million after income tax) and was recorded in the fourth quarter of 2002.

     The following table presents selected loss reserve data for A&E exposures at December 31, 2002 and 2001.

                                                          2002                      2001
                                                -------------------------- ----------------------
(in millions of U.S. dollars)                        GROSS           NET         Gross        Net
-------------------------------------------------------------------------------------------------
Asbestos                                        $    3,192    $      446    $    1,085   $    149
Environmental and other latent exposures             1,352           403         1,037        452
-------------------------------------------------------------------------------------------------
Total                                           $    4,544    $      849    $    2,122   $    601
=================================================================================================

During the years ended December 31, 2002 and 2001, the Company made payments of $308 million and $239 million, respectively, with respect to latent claims.

     The Company's exposure to asbestos principally arises out of liabilities acquired when the Company purchased the P&C business of CIGNA in 1999 and Westchester Specialty from Talegen in 1998. While the Company certainly has other insurance operations, exposure to asbestos liabilities is concentrated in these two areas of business. Of these two areas, the larger and potentially more volatile exposure is contained within the liabilities acquired in the CIGNA transaction. These liabilities reside in the various subsidiaries of Brandywine Holdings, Inc. ("Brandywine"), which was created in 1995 by the restructuring of CIGNA's domestic operations into separate ongoing and run-off operations.

     As part of the acquisition of the CIGNA P&C business, NICO provided reinsurance protection against adverse development for the aggregate liabilities of Brandywine, including environmental and asbestos liabilities. In the fourth quarter of 2002, the Company increased its A&E reserves, exhausting the NICO reinsurance cover protecting Brandywine.

     As part of the acquisition of the Westchester business, NICO provided reinsurance protection for adverse development for all losses occurring prior to 1997. At December 31, 2002, the remaining limit in the NICO reinsurance cover protecting ACE Westchester Specialty was approximately $600 million. None of the recent increase to reserves is attributable to Westchester's asbestos liabilities.

     The Company conducts a reserve review of its asbestos reserves on a quarterly basis. This reserve review includes a detailed individual claim review and analysis of the policies at issue, legal precedents, and the Company's asbestos settlement history, as well as factual and investigative developments. The most recent review, which was carried out by an internal task force, included a comprehensive re-evaluation of claims as of September 2002. This included a review of:

.. the pending claim inventory and the projection of future filings;
.. the characterization of injury types and the projected future distribution by injury type;
.. the total coverage profile for the account and our share of that coverage profile;
.. products and non-products exposures;

.. bankruptcy status and jurisdiction; and .. the external actuarial estimate of unpaid liabilities.

     This evaluation process included a detailed review of assumptions relating to projections of future new defendants, and non-product exposures were identified and reserved as part of the task force process.

     In addition to the internal review of asbestos reserves, the normal, biennial reserve review by an internationally-known actuarial consulting firm required by the Pennsylvania Insurance Department was recently completed. At December 31, 2002, taking into account the additions for the quarter ended December 31, 2002, the Company's asbestos reserves represent the high end of the Company's internal task force's indication of range of liability and is consistent with the best estimate of the external actuary retained by the Pennsylvania Insurance Department.

     In the context of the Company's asbestos reviews, many risk factors are considered. In establishing its asbestos reserves, the Company believes the most significant variables include its assumptions with respect to payments to unimpaired claimants and the liability of peripheral defendants.

     In establishing its reserves for periods prior to the fourth quarter of 2002, the Company assumed that significant additional state judicial or legislative reform would substantially eliminate payments to future claimants who are not physically impaired. The fourth quarter reserve additions were based on the more conservative assumption that there will be no future state or federal asbestos reform. Therefore, the booked asbestos reserves do not reflect any anticipated changes in the legal, social or economic environment, or any benefit from future legislative reforms.

     The vast majority of the reserve increase in the fourth quarter of 2002 is due to the strengthening of the IBNR provision for peripheral defendants and future increases in severity.

     The Company also considers multiple recoveries by claimants against various defendants; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to non-products coverage; and whether high level excess policies have the potential to be accessed given the policyholders claim trends and liability situation. The results in other asbestos cases announced by other carriers may very well have little or no relevance to the Company because other coverage exposures are highly dependent upon the specific facts of individual coverage and resolution status of disputes among carrier, policyholder and claimants.

     Based on the policies, the facts, the law and a careful analysis of the impact that these risk factors will likely have on any given account, the Company estimates the potential liability for indemnity, policyholder defense costs and coverage litigation expense. There are many complex variables that are considered when estimating the reserves for its inventory of asbestos accounts. The variables involved may directly impact the predicted outcome. Sometimes, the outcomes change significantly based on a small change in one risk factor related to just one account.

     The Company's current asbestos reserves are based upon an assessment of its policies, legal precedents and investigative facts, and how the various risk factors are likely to be played out as those issues are litigated. While reserving for these claims is inherently uncertain, the Company believes that its net loss reserves for these claims are adequate. The Company's reserve review process involves a continual evaluation of cases taking into account all currently known information as well as reasonable assumptions related to unknown information. When facts and circumstance change, including the impact of the risk factors, changes are made to reflect overall reserve adequacy. It is possible that adverse developments could cause the Company to re-evaluate its assumptions. This could lead the Company to further increase its asbestos related reserves, which could have a material adverse effect on future operating results.

     As stated above, the Company's exposure to asbestos arises principally out of liabilities acquired in connection with the CIGNA and Westchester transactions, with the larger exposure resting in the various Brandywine subsidiaries, which were acquired as part of the acquisition of CIGNA's P&C operations. Pursuant to the restructuring order that created Brandywine, the obligations of the active insurance subsidiaries of ACE INA (which do not include the companies acquired in the Westchester transaction) with respect to Brandywine's asbestos liabilities, are limited to specific amounts which are payable only if certain conditions are met. The Brandywine restructuring order does not impose liability for Brandywine obligations on any of our entities other than Brandywine and the above-described regulatory requirements imposed on the active insurance subsidiaries of ACE INA.

ACE Limited and Subsidiaries

     In accordance with the Brandywine restructuring order, INA Financial Corporation has established a dividend retention fund consisting of $50 million, plus investment earnings, which it must contribute to Century Indemnity, a Brandywine subsidiary, if Century Indemnity's capital and surplus falls below $25 million or if Century Indemnity lacks liquid assets with which to pay claims as they become due. The dividend retention fund was created by withholding a portion of the dividends paid by the active ACE INA insurance subsidiaries to INA Financial Corporation, through their parent holding companies, and further paid by INA Financial Corporation to its parent company, INA Corporation. At December 31, 2002, Century Indemnity's capital and surplus fell below $25 million and the full balance of the dividend retention fund principal and interest was contributed to Century Indemnity. To the extent in the future that dividends are paid by the active ACE INA insurance subsidiaries to INA Financial Corporation through their parent holding companies, and to the extent that INA Financial Corporation then pays such dividends to INA Corporation, a portion of those dividends must be withheld to replenish the principal of the dividend retention fund to $50 million within five years. The obligations to maintain the dividend retention fund and to replenish the fund, to the extent future dividends are paid, are ongoing until the Company receives prior written approval from the Pennsylvania Commissioner of Insurance permitting termination of the fund.

     In addition, under the terms of the Brandywine restructuring order, the active ACE INA insurance subsidiaries are obligated to provide reinsurance coverage to Century Indemnity in the amount of $800 million under an aggregate excess of loss reinsurance agreement if the capital and surplus of Century Indemnity falls below $25 million or if Century Indemnity lacks liquid assets with which to pay claims as they become due. The active ACE INA insurance subsidiaries would first contribute amounts from the dividend retention fund to Century Indemnity before the aggregate excess of loss reinsurance agreement would be triggered, so the minimum capital and surplus level for reinsurance purposes will be calculated after giving effect to the dividend retention fund contribution. At December 31, 2002, coverage under the aggregate excess of loss reinsurance agreement was triggered, following contribution of the dividend retention fund. Approximately $466 million in losses were ceded to the aggregate excess of loss reinsurance agreement at December 31, 2002, leaving a remaining limit of coverage under the aggregate excess of loss reinsurance agreement of approximately $334 million.

FINANCIAL GUARANTY

At December 31, 2002 and 2001, the Company's reinsured financial guaranty portfolio was broadly diversified by bond type, geographic location and maturity schedule, with no single risk representing more than 1.2 percent and 1.3 percent, respectively, of the Company's net exposure. The Company limits its exposure to losses from reinsured financial guarantees by underwriting primarily investment grade obligations and retroceding a portion of its risks to other insurance companies.

     The net financial guaranty exposure outstanding was approximately $81.8 billion and $74.2 billion at December 31, 2002 and 2001, respectively. At December 31, 2002, the weighted average credit quality of this portfolio, including credit default swaps, was A based on ratings assigned by Standard & Poor's. The composition at December 31, 2002 and 2001, by type of issue and the range of final maturities, is as follows:

TYPE OF ISSUE

                                                                  Range of final
(in billions of U.S. dollars)                2002          2001       maturities
--------------------------------------------------------------------------------
Non-municipal                         $      31.7    $     26.2     1 - 30 years
Tax-backed                                   19.6          17.9     1 - 30 years
Municipal utilities                          10.4          11.3     1 - 30 years
Special revenue                               8.6           7.4     1 - 30 years
Health care                                   5.8           5.7     1 - 30 years
Structured municipal                          3.5           2.6     1 - 30 years
Other municipal                               2.2           3.1     1 - 30 years
--------------------------------------------------------------------------------
Total                                 $      81.8    $     74.2
================================================================================

As part of its financial guaranty business, the Company participates in credit default swap transactions whereby one counterparty pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other counterparty in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans. A credit event is defined as a failure to pay, bankruptcy, cross acceleration (generally accompanied by a failure to pay), repudiation, restructuring or similar nonpayment event. The total notional amount of credit default swaps outstanding at December 31, 2002 and 2001, included in the Company's financial guaranty exposure above, was $20.7 billion and $15.5 billion, respectively.

     At December 31, 2002 and 2001, the Company's net mortgage guaranty insurance in force (representing the current principal balance of all mortgage loans that are currently reinsured) was approximately $5.2 billion and $5.7 billion, respectively, and direct primary net risk in force was approximately $3.0 billion and $2.6 billion, respectively.

7.  REINSURANCE

The Company purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed-upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended December 31, 2002, 2001 and 2000 are as follows:

(in thousands of U.S. dollars)              2002           2001           2000
------------------------------------------------------------------------------
Premiums written
   Direct                           $  9,939,024   $  7,629,233   $  6,093,151
   Assumed                             2,879,947      2,536,129      1,493,620
   Ceded                              (4,750,673)    (3,801,748)    (2,707,417)
------------------------------------------------------------------------------
   Net                              $  8,068,298   $  6,363,614   $  4,879,354
==============================================================================

Premiums earned
   Direct                           $  8,537,225   $  6,980,359   $  5,612,988
   Assumed                             2,525,388      2,359,241      1,361,254
   Ceded                              (4,232,109)    (3,422,423)    (2,439,479)
------------------------------------------------------------------------------
   Net                              $  6,830,504   $  5,917,177   $  4,534,763
==============================================================================

The composition of the Company's reinsurance recoverable at December 31, 2002 and 2001, is as follows:

(in thousands of U.S. dollars)                              2002          2001
---------------------------------------------------------------------------------
Reinsurance recoverable on paid losses
 and loss expenses                                    $  1,363,247   $  1,066,496
Bad debt reserve on paid losses and loss expenses         (377,804)      (301,993)
Reinsurance recoverable on future policy benefits            8,846          5,335
Reinsurance recoverable on unpaid losses
 and loss expenses                                      13,558,623     11,115,552
Bad debt reserve on unpaid losses and loss expenses       (561,459)      (486,944)
---------------------------------------------------------------------------------
Net reinsurance recoverable                           $ 13,991,453   $ 11,398,446
=================================================================================

ACE Limited and Subsidiaries

The Company evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. The provision for unrecoverable reinsurance is required principally due to the failure of reinsurers to indemnify ACE, primarily because of disputes under reinsurance contracts and insolvencies. Provisions have been established for amounts estimated to be uncollectible.

     Following is a breakdown of the Company's reinsurance recoverable on paid losses at December 31, 2002:

CATEGORY

                                                         Bad Debt    % of Total
(in millions of U.S. dollars)               Amount        Reserve       Reserve
-------------------------------------------------------------------------------
General collections                   $        848   $         43           5.1%
Other                                          515            335          65.0
-------------------------------------------------------------------------------
Total                                 $      1,363   $        378          27.7%
===============================================================================

General collections balances represent amounts in the process of collection in the normal course of business, for which the Company has no indication of dispute or credit issues. The Company provides bad debt reserves based primarily on the application of historical loss experience to credit categories and historical dispute statistics.

     The other category includes amounts recoverable that are in dispute or are from companies who are in supervision, rehabilitation or liquidation. The Company's estimation of this reserve considers the credit quality of the reinsurer and whether the Company has received collateral or other credit protections such as parental guarantees. In addition, for specific items in dispute, the Company makes judgments based on its knowledge and experience with a particular reinsurer.

     The following tables provide a listing of the Company's largest reinsurers with the first category representing the top 10 reinsurers and the second category representing the remaining reinsurers with balances greater than $20 million. The third category includes amounts due from over 2,500 companies, each having balances of less than $20 million. The bad debt reserve for these three categories is principally based on an analysis of the credit quality of the reinsurer, and collateral balances. The next category, mandatory pools and government agencies, includes amounts backed by the U.S. Government. Insurance companies are required by law to participate. The Company has assumed no bad debts or disputed amounts for this category. The fifth category, structured settlements, includes annuities purchased from life insurance companies to settle workers' compensation claims. These amounts are assigned principally to large, highly-rated life insurance companies. Since the Company retains the ultimate liability in the event that the assigned company fails to pay, it reflects the amount as a liability and a recoverable for GAAP purposes. These amounts are not subject to dispute and the bad debt reserve is established based on the credit quality of the life insurers. The next category, captives, includes companies established and owned by the Company's insurance clients to assume a significant portion of their direct insurance risk from the Company, i.e., they are structured to allow clients to self-insure a portion of their insurance risk. It is generally the Company's policy to obtain collateral equal to expected losses; where appropriate, exceptions are granted but only with review and sign-off at a senior officer level. The final category, other, includes amounts recoverable that are in dispute or are from companies that are in supervision, rehabilitation, or liquidation. The Company establishes its bad debt reserve in this category based on a case by case analysis of individual situations, including credit and collateral analysis and consideration of the Company's collection experience in similar situations.

BREAKDOWN OF REINSURANCE RECOVERABLE

                                                         December 31       Bad Debt
(in millions of U.S. dollars)                                   2002        Reserve    % of Gross
-------------------------------------------------------------------------------------------------
CATEGORIES
Top 10 reinsurers                                       $      7,732   $         93           1.2%
Other reinsurers balances greater than $20 million             2,519            175           6.9
Other reinsurers balances less than $20 million                1,590            148           9.3
Mandatory pools and government agencies                          771              4           0.5
Structured settlements                                           730              3           0.4
Captives                                                         786              4           0.5
Other                                                            802            512          63.8
-------------------------------------------------------------------------------------------------
Total                                                   $     14,930   $        939           6.3%
=================================================================================================

TOP 10 REINSURERS
AXA                                   Hannover Re                                  SCOR Group
Berkshire Hathaway Insurance Group    Lloyd's of London                            Swiss Re Group
EQUITAS                               Munich Re                                    Zurich Financial Services Group
GE Global Insurance Group
---------------------------------------------------------------------------------------------------------------------------
OTHER REINSURERS BALANCES GREATER THAN $20 MILLION

ABB Group                             Excess & Casualty Reinsurance Association      PMA Capital Insurance Company
Allianz Group                         Fairfax Financial                              RenaissanceRe Holdings Ltd
Allstate Financial                    FM Global Group                                Royal & Sun Alliance Insurance Group plc
American International Group          Gerling Group                                  Sompo Japan Insurance Inc
Aviva plc                             Hartford Insurance Group                       St. Paul Companies
Chubb Group of Insurance Companies    Independence Blue Cross (Amerihealth)          Toa Reinsurance Company
CNA Insurance Companies               IRB - Brasil Resseguros S.A.                   Travelers Property Casualty Group
Converium Group                       Liberty Mutual Insurance Companies             Trenwick Group
DaimlerChrysler Group                 Markel Corporation Group                       White Mountains Insurance Group
Dominion Ins. Co. Ltd.                Overseas Partners Ltd.                         XL Capital Group
Dorinco Reinsurance Co.               PartnerRe Group
Everest Re Group

8.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

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

(i)  Foreign currency exposure management

The Company uses foreign currency forward contracts to minimize the effect of fluctuating foreign currencies. The forward currency contracts purchased are not specifically identifiable against cash, any single security or groups of securities denominated in those currencies, and therefore, do not qualify as hedges for financial reporting purposes. All realized and unrealized contract gains and losses are reflected currently in the statements of operations. The contractual amount of the foreign currency forward contracts at December 31, 2002, was $82 million, the current fair value was $80 million and the unrealized loss was $2 million.

ACE Limited and Subsidiaries

(ii) Duration management and market exposure

Futures

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

     Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. At December 31, 2002, the contract amount of $441 million reflects the net extent of involvement the Company had in these financial instruments.

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

Interest rate swaps

An interest rate swap is a contract between two counterparties in which interest payments are made based on a notional principal amount, which itself is never paid or received. At December 31, 2002, the notional principal amount was $1.2 billion. Under the terms of an interest rate swap, one counterparty makes interest payments based on a fixed interest rate and the other counterparty's payments are based on a floating rate. Interest rate swap contracts are used in the portfolio as protection against unexpected shifts in interest rates, which would affect the fair value of the fixed maturity portfolio. By using swaps in the portfolio, the overall duration or interest rate sensitivity of the portfolio can be reduced.

     The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. The performance of exchange traded instruments is guaranteed by the exchange on which they trade. For non-exchange traded instruments, the counterparties are principally banks, which must meet certain criteria according to the Company's investment guidelines. These counterparties are required to have a minimum credit rating of AA- by Standard and Poors or Aa3 by Moody's. In addition, certain contracts require that collateral be posted once pre-determined thresholds are breached as a result of market movements.

b) CONCENTRATIONS OF CREDIT RISK

The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

c) CREDIT FACILITIES

In April 2002, the Company renewed its $800 million, 364-day revolving credit facility. This facility, together with the Company's $250 million, five-year revolving credit facility, which was last renewed in May 2000, is available for general corporate purposes and as commercial paper back-up. The five-year facility also permits the issuance of letters of credit. At December 31, 2002, the outstanding letters of credit issued under this facility amounted to $64 million and there were no other drawings or letters of credit issued under this facility. In September 2002, the Company reduced the availability under the 364-day facility from $800 million to $500 million. The higher amount was no longer required given the Company's decreased use of commercial paper and its access to repurchase agreement financing. The Company is currently negotiating the annual renewal of its 364-day facility.

     ACE Tempest Re also maintained an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million, which was guaranteed by the Company. This facility expired in February 2002 and was not renewed. No amounts had been drawn on this facility.

     At December 31, 2002, ACE Guaranty Corp. was party to a credit facility which provides up to $175 million specifically supporting the company's municipal portfolio and designed to provide rating agency qualified capital to further support ACE Guaranty Corp.'s claims-paying resources. During 2002, the facility's expiry date was extended to November 2009. ACE Guaranty Corp. has not borrowed under this credit facility. In 2002, ACE Guaranty Corp. entered into a $100 million, 364-day revolving credit facility that expires on May 28, 2003. The facility is available for general corporate purposes. ACE Guaranty Corp. has not borrowed under this credit facility.

d) LETTERS OF CREDIT

In November 2002, to fulfill the requirements of Lloyd's for open years of account, the Company renewed and decreased a syndicated uncollateralized, five-year LOC facility in the amount of (pound)380 million (approximately $619 million). This facility was originally arranged in 1998. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated net worth covenant and a maximum leverage covenant.

     In September 2002, the Company arranged a $500 million unsecured syndicated, one-year LOC facility for general business purposes, including the issuance of insurance and reinsurance letters of credit. This facility replaced a then existing LOC facility in the amount of $450 million. Usage under this facility was $455 million at December 31, 2002 compared with $373 million at December 31, 2001. In September 2002, the Company also arranged a $350 million secured, syndicated, one year LOC facility for general business purposes, including the issuance of insurance and reinsurance letters of credit. This facility replaced an LOC facility originally arranged in December 2001 in the amount of $500 million. Usage under this facility was $276 million at December 31, 2002 and $130 million at December 31, 2001. The LOCs issued under both of these facilities principally support unpaid losses and loss expenses already included in the Company's balance sheet.

     The Company also maintains various other LOC facilities, both collateralized and uncollateralized, for general purposes. At December 31, 2002, the aggregate availability under these facilities was $521 million and usage was $405 million.

e) LEGAL PROCEEDINGS

The Company's insurance subsidiaries are subject to claims litigation involving disputed interpretations of policy coverages and, in some jurisdictions, direct actions by allegedly-injured persons seeking damages from policyholders. These lawsuits, involving claims on policies issued by our subsidiaries which are typical to the insurance industry in general and in the normal course of business, are considered in the Company's loss and loss expense reserves. In addition to claims litigation, the Company and its subsidiaries are subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on insurance policies. This category of business litigation typically involves, inter alia, allegations of underwriting errors or misconduct, employment claims, regulatory activity or disputes arising from business ventures. While the outcomes of the business litigation involving the Company cannot be predicted with certainty at this point, the Company is disputing, and will continue to dispute, allegations against it that are without merit. The Company believes that the ultimate outcomes of matters in this category of business litigation will not have a material adverse effect on the financial condition, future operating results or liquidity of the Company, although an adverse resolution of a number of these items could have a material adverse effect on the Company's results of operations in a particular quarter or fiscal year.

f) LEASE COMMITMENTS

The Company and its subsidiaries lease office space in the countries in which they operate under operating leases which expire at various dates through January 2018. The Company renews and enters into new leases in the ordinary course of business as required. Total rent expense with respect to these operating leases for the years ended December 31, 2002, 2001 and 2000 was approximately $65 million, $62 million and $64 million, respectively.

ACE Limited and Subsidiaries

     Future minimum lease payments under the leases are expected to be as follows:

                                                  Year ending
(in millions of U.S. dollars)                     December 31
----------------------------------------------------------------------------
                                                         2003    $        75
                                                         2004             69
                                                         2005             63
                                                         2006             39
                                                         2007             34
                                                  Later years            138
----------------------------------------------------------------------------
Total minimum future lease commitments                           $       418
============================================================================

(g) ACQUISITION OF BUSINESS ENTITIES

Pursuant to the restructuring order that created Brandywine, the active ACE INA insurance subsidiaries are obligated to provide reinsurance coverage to Century Indemnity in the amount of $800 million under an aggregate excess of loss reinsurance agreement if the capital and surplus of Century Indemnity falls below $25 million or if Century Indemnity lacks liquid assets with which to pay claims as they become due. (See Note 6 for additional disclosure.)

9.  DEBT

The following table outlines the Company's debt as of December 31, 2002 and 2001.

(in millions of U.S. dollars)                                    2002       2001
--------------------------------------------------------------------------------
SHORT-TERM DEBT
ACE INA commercial paper                                     $    146   $      -
ACE Financial Services Note                                         -         25
Reverse Repurchase Agreements                                       -        395
ACE Financial Services Debentures                                   -         75
--------------------------------------------------------------------------------
                                                             $    146   $    495
================================================================================
LONG-TERM DEBT
ACE INA Notes due 2004                                       $    400   $    400
ACE INA Notes due 2006                                            300        299
ACE Limited Senior Notes due 2007                                 499          -
ACE US Holdings Senior Notes due 2008                             250        250
ACE INA Subordinated Notes due 2009                               200        300
ACE INA Debentures due 2029                                       100        100
--------------------------------------------------------------------------------
                                                             $  1,749   $  1,349
================================================================================
TRUST PREFERRED SECURITIES
Capital Re LLC Monthly Income Preferred Securities due 2044  $     75   $     75
ACE INA Trust Preferred Securities due 2029                       100        100
ACE INA Capital Securities due 2030                               300        300
ACE INA RHINO Preferred Securities                                  -        400
--------------------------------------------------------------------------------
                                                             $    475   $    875
================================================================================

a) SHORT-TERM DEBT

The Company arranged certain commercial paper programs in 1999. The programs use revolving credit facilities as back-up facilities and provide for up to $2.8 billion in commercial paper issuance (subject to the availability of back-up facilities, which currently total $750 million as outlined in Note 8) for ACE and for ACE INA. For the years ended December 31, 2002 and 2001, commercial paper rates averaged 1.9 percent and 5.0 percent, respectively.

     At December 31, 2001, the Company had $395 million in borrowings under repurchase agreements outstanding with various counterparties. Under these repurchase agreements, the Company agreed to sell securities and repurchase them at a date in the future for a predetermined price. The Company had used the proceeds of these repurchase transactions to repay maturing commercial paper and bank borrowings that were drawn subsequent to the September 11 tragedy. During 2002, the Company repaid the amounts owed to brokers under securities repurchase transactions with the proceeds raised from the issuance of commercial paper and internal liquidity. In addition, the Company repaid the $25 million ACE Financial Services bank note. The Company also repaid the $75 million ACE Financial Services Debentures in October 2002.

b) ACE LIMITED SENIOR NOTES

In March 2002, ACE Limited issued $500 million of 6.0 percent notes due April 1, 2007. The notes are not redeemable before maturity and do not have the benefit of any sinking fund. These senior unsecured notes rank equally with all of the Company's other senior obligations and contain a customary limitation on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

c) ACE INA NOTES AND DEBENTURES

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

d) ACE US HOLDINGS SENIOR NOTES

In 1998, ACE US Holdings issued $250 million in aggregate principal amount of unsecured senior notes maturing in October 2008. Interest payments, based on a floating rate, averaged 8.6 percent during fiscal 2002 and fiscal 2001. The senior notes are callable subject to certain call premiums. Simultaneously, the Company entered into a notional $250 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. The swap counterparty is a highly-rated major financial institution and the Company does not anticipate non-performance.

e) ACE INA SUBORDINATED NOTES

In 1999, ACE INA issued $300 million, 11.2 percent unsecured subordinated notes maturing in December 2009. The subordinated notes are callable subject to certain call premiums. Simultaneously, the Company entered into a notional $300 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 8.41 percent for 10 years. Certain assets totaling approximately $105 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. The swap counter party is a highly-rated major financial institution and the Company does not anticipate non-performance. During 2002, the Company repaid $100 million of these notes and swaps, and incurred debt prepayment expenses of $25 million ($17 million, net of income tax) which is reported as other expense in the statement of operations.

ACE Limited and Subsidiaries

f) ACE INA RHINO PREFERRED SECURITIES

In 1999, ACE RHINOS Trust sold, in a private placement, $400 million of Auction Rate Reset Preferred Securities ("Preferred Securities"). The sole assets of the Trust consisted of $412 million of Auction Rate Reset Subordinated Notes Series A ("Subordinated Notes") issued by ACE INA. Proceeds of the Ordinary Share Offering of September 12, 2000, which was completed in satisfaction of a related agreement with Bank of America Securities, were used to support the Company's guarantee of the Subordinated Notes. The Company repaid $200 million in principal amount of Preferred Securities during the quarter ended June 30, 2002 and the remaining $200 million of these Preferred Securities during the quarter ending September 30, 2002 when they matured.

g) CAPITAL RE LLC MONTHLY INCOME PREFERRED SECURITIES

In 1994, ACE Financial Services, through Capital Re LLC, issued $75 million of company obligated, mandatorily redeemable preferred securities. Capital Re LLC exists solely for the purpose of issuing preferred and common shares. These securities pay monthly dividends at a rate of 7.65 percent per annum, are callable as of January 1999 at par and are mandatorily redeemable in January 2044. The Company has guaranteed all obligations of Capital Re LLC.

h) ACE INA TRUST PREFERRED SECURITIES

In 1999, ACE Capital Trust I, a Delaware statutory business trust ("ACE Capital Trust I") issued $100 million, 8.875 percent Trust Originated Preferred Securities (the "Trust Preferred Securities"). All of the common securities of ACE Capital Trust I (the "ACE Capital Trust I Common Securities") are owned by ACE INA.

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

     The sole assets of ACE Capital Trust I consist of $103,092,800 principal amount of 8.875 percent Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") issued by ACE INA. The Subordinated Debentures mature on December 31, 2029. Interest on the Subordinated Debentures is payable quarterly at a rate of 8.875 percent. ACE INA may defer such interest payments (but no later than December 31, 2029, unless the maturity date is extended), with such deferred payments accruing interest compounded quarterly. ACE INA may redeem the Subordinated Debentures at 100 percent of the principal amount thereof, plus accrued and unpaid interest to the redemption date, in whole or in part, at any time on or after December 31, 2004, and in whole but not in part prior to December 31, 2004, in the event certain changes in tax or investment company law occur. The Trust Preferred Securities and the ACE Capital Trust I Common Securities will be redeemed upon repayment of the Subordinated Debentures.

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

i) ACE INA CAPITAL SECURITIES

In 2000, ACE Capital Trust II, a Delaware statutory business trust ("ACE Capital Trust II"), issued and sold in a public offering $300 million, 9.7 percent Capital Securities (the "Capital Securities"). All of the common securities of ACE Capital Trust II (the "ACE Capital Trust II Common Securities") are owned by ACE INA.

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

10. MEZZANINE EQUITY

On April 12, 2000, the Company publicly offered and issued 6,000,000 FELINE PRIDES. On May 8, 2000, exercise of the over-allotment option resulted in the issuance of an additional 221,000 FELINE PRIDES, for aggregate net proceeds of approximately $311 million. Each FELINE PRIDE initially consists of a unit referred to as an Income PRIDE. Each Income PRIDE consists of (i) one 8.25 percent Cumulative Redeemable Preferred Share, Series A, liquidation preference, $50 per share, of the Company, and (ii) a purchase contract pursuant to which the holder of the Income PRIDE agrees to purchase from the Company, on May 16, 2003, Ordinary Shares at the applicable settlement rate. Each preferred share is pledged to the Company to secure the holders obligations under the purchase contract. A holder of an Income PRIDE can obtain the release of the preferred share by substituting certain zero-coupon treasury securities as security for performance under the purchase contract. The resulting unit consisting of the zero-coupon treasury security and the purchase contract is a Growth PRIDE, and the preferred shares would be a separate security. A holder of a Growth PRIDE can convert it back into an Income PRIDE by depositing preferred shares as security for performance under the purchase contract and thereby obtain the release of the zero-coupon treasury securities.

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

11. SHAREHOLDERS' EQUITY

a) SHARES ISSUED AND OUTSTANDING

Following is a table of changes in Ordinary Shares issued and outstanding for the years ended December 31, 2002, 2001 and 2000:

                                                           2002            2001            2000
-----------------------------------------------------------------------------------------------
Opening balance                                     259,861,205     232,346,579     217,460,515
Shares issued, net                                      332,547      32,415,912      13,008,419
Exercise of stock options                             2,232,985       1,648,326       1,826,993
Shares issued under Employee Stock Purchase Plan        252,619         211,288          50,652
Repurchase of shares                                          -      (6,760,900)              -
-----------------------------------------------------------------------------------------------
                                                    262,679,356     259,861,205     232,346,579
===============================================================================================
ORDINARY SHARES ISSUED TO EMPLOYEE TRUST
Opening balance                                        (713,475)       (661,125)       (659,625)
Shares issued                                           (43,000)        (52,350)         (1,500)
-----------------------------------------------------------------------------------------------
                                                       (756,475)       (713,475)       (661,125)
===============================================================================================

ACE Limited and Subsidiaries

In 2002, under the terms of the Company's long-term incentive plans, 887,000 restricted Ordinary Shares were issued to officers and directors of the Company and 554,453 restricted Ordinary Shares were cancelled. In October 2001, the Company completed a public offering of 32.89 million Ordinary Shares (which included the over-allotment option of 4.29 million shares) in which it raised aggregate net proceeds of approximately $1.1 billion. The Company used the net proceeds of the Ordinary Share offering to expand its net underwriting capacity and for general corporate purposes. In addition, 474,088 restricted Ordinary Shares of the Company were cancelled in connection with the Company's long-term incentive plans during 2001.

     In September 2000, the Company completed a public offering of 12.25 million Ordinary Shares (which included exercise of the over-allotment option of 1.25 million shares) in which it raised aggregate net proceeds of approximately $400 million. The offering was made in satisfaction of a June 29, 1999, agreement with Banc of America Securities LLC. In addition, the Company issued 758,419 restricted Ordinary Shares in connection with the Company's long term incentive plans during 2000.

     Ordinary Shares issued to employee trust are the shares issued by the Company to a rabbi trust for deferred compensation obligations (see Note 12g).

b) ACE LIMITED SECURITIES REPURCHASE AUTHORIZATION

In November 2001, the Board of Directors authorized the repurchase of any ACE issued debt or capital securities, including ACE's Ordinary Shares, up to an aggregate total of $250 million. These purchases may take place from time to time in the open market or in private purchase transactions. At December 31, 2002, this authorization has not been utilized. During 2001, the Company repurchased and cancelled 6,760,900 Ordinary Shares under a previous repurchase authorization for an aggregate cost of $179.4 million.

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

d) DIVIDENDS DECLARED

Dividends declared on Ordinary Shares amounted to $0.66, $0.58 and $0.50 per Ordinary Share for the years ended December 31, 2002, 2001 and 2000, respectively. Dividends declared on Mezzanine equity amounted to $26 million for the years ended December 31, 2002 and 2001 and $18 million for the year ended December 31, 2000.

12. EMPLOYEE BENEFIT PLANS

a) PENSION PLANS

The Company provides pension benefits to eligible employees and their dependents through various defined contribution plans and defined benefit plans sponsored by the Company. These plans include a capital accumulation plan (401(k)) in the United States.

Defined contribution plans (including (401(k))

Under these plans, employees contributions may be supplemented by ACE matching donations based on the level of employee contribution. These contributions are invested at the election of each employee in one or more of several investment portfolios offered by a third party investment advisor. In addition, the Company may provide additional matching contributions, depending on its annual financial performance. Expenses for these plans totaled $43 million, $39 million and $37 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Defined benefit plans

The plans are non-contributory, defined benefit plans and are based on employees' years of service and compensation during final years of service. All underlying defined benefit plans are subject to periodic actuarial valuation. The Company funds the plans at least at the minimum amount required by FAS 87, "Employers' Accounting for Pensions". The accumulated benefit obligation is compared to plan assets, both as defined in FAS 87, and any resulting deficiency is recorded as a liability in accounts payable, accrued expenses and other liabilities.

     The status of the defined benefit pension plans at December 31, 2002 and 2001, is as follows:

(in thousands of U.S. dollars)                              2002           2001
-------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation, at beginning of year          $   171,889    $   166,356
   Service cost                                            2,840          4,371
   Interest cost                                           9,175          8,358
   Actuarial gain                                          3,871         12,632
   Benefits paid                                          (6,141)       (11,841)
   Foreign currency losses                                 9,663          3,178
   Amendments                                                  -           (408)
   Curtailment                                                 -         (1,286)
   Settlement                                                  -         (9,470)
-------------------------------------------------------------------------------
   Benefit obligation, at end of year                $   191,297    $   171,890
===============================================================================


-------------------------------------------------------------------------------
Change in plan assets
   Fair value of plan assets, at beginning of year   $   133,659    $   109,660
   Actual return on plan assets                          (37,407)        21,687
   Employer contribution                                   5,882          8,582
   Benefits paid                                          (6,141)       (11,841)
   Foreign currency gains                                 10,155          5,571
-------------------------------------------------------------------------------
   Fair value of plan assets, at end of year         $   106,148    $   133,659
-------------------------------------------------------------------------------


   Funded status                                     $   (85,149)   $   (38,231)
   Unrecognized net actuarial (gain)/loss                 50,823         (1,445)
-------------------------------------------------------------------------------
   Accrued benefit cost                              $   (34,326)   $   (39,676)
-------------------------------------------------------------------------------

Components of net benefit cost
   Service cost                                      $     2,840    $     4,371
   Interest cost                                           9,175          8,358
   Expected return on plan assets                        (11,011)        (9,899)
   Recognized net actuarial (gain)/loss                      152         (9,529)
-------------------------------------------------------------------------------
   Net benefit cost                                  $     1,156    $    (6,699)
===============================================================================

The following are the key assumptions used in the actuarial determination of the pension obligation:
                                                            2002           2001
-------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                               5.06%          6.53%
Expected rate of return on plan assets                      3.35%          4.22%
Rate of compensation increase                               7.81%          8.16%
===============================================================================

ACE Limited and Subsidiaries

b) OPTIONS AND STOCK APPRECIATION RIGHTS

In February 1996 and November 1998, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan and the ACE Limited 1998 Long-Term Incentive Plan, respectively (the "Incentive Plans"), which incorporate stock options, stock appreciation rights, restricted stock awards and stock purchase programs. At December 31, 2002, there were 11.7 million Ordinary Shares of the Company available for award under these Incentive Plans. Prior to the adoption of the Incentive Plans, the Company adopted the Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan and a Stock Option Plan ("Option Plan") which will continue to run off. Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plans, generally, options expire ten years after the award date and vest in equal portions over three years.

     During 1999, the Company established the ACE Limited 1999 Replacement Stock Plan. This plan was established to replace existing Capital Re employee benefits in connection with the Capital Re acquisition, as well as to permit additional grants to employees of the Company. The Company may grant options, stock appreciation rights, stock units, performance shares, performance units, restricted stock and restricted stock units. Any such award shall be subject to such conditions, restrictions and contingencies as the Company determines. At December 31, 2002, two million Ordinary Shares were available for grant under this plan.

c) OPTIONS

(i)  Options outstanding

Following is a summary of options issued and outstanding for the years ended December 31, 2002, 2001 and 2000:

                                      Year of            Average        Options for
                                   Expiration     Exercise Price    Ordinary Shares
-----------------------------------------------------------------------------------
Balance at December 31, 1999                                             13,964,760
Options granted                          2010      $       25.26          4,214,018
Options exercised                   2003-2009      $       35.71         (1,826,993)
Options forfeited                   2006-2008      $       25.30           (454,985)
-----------------------------------------------------------------------------------
Balance at December 31, 2000                                             15,896,800
Options granted                          2011      $       35.63          3,821,615
Options exercised                   2002-2010      $       37.87         (1,648,326)
Options forfeited                   2004-2011      $       26.28           (999,459)
-----------------------------------------------------------------------------------
Balance at December 31, 2001                                             17,070,630
Options granted                          2012      $       42.57          5,220,693
Options exercised                   2003-2012      $       40.01         (2,232,985)
Options forfeited                   2006-2012      $       33.22           (746,051)
-----------------------------------------------------------------------------------
Balance at December 31, 2002                                             19,312,287
===================================================================================

The following table summarizes the range of exercise prices for outstanding options at December 31, 2002.

                                                         Weighted      Weighted                     Weighted
                    Range of                              Average       Average                      Average
                    Exercise         Options            Remaining      Exercise         Options     Exercise
                      Prices     Outstanding     Contractual Life         Price     Exercisable        Price
------------------------------------------------------------------------------------------------------------
            $    7.45-$15.00       2,792,892           2.63 years     $    8.77       2,790,225      $  8.76
            $   15.00-$30.00       7,873,618           5.93 years     $   22.43       7,759,852      $ 22.41
            $   30.00-$43.90       8,645,777           8.67 years     $   39.94       1,401,197      $ 35.68
------------------------------------------------------------------------------------------------------------
                                  19,312,287                                         11,951,274
============================================================================================================

(ii) FAS 123 pro forma disclosures

In October 1995, FASB issued FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 established accounting and reporting standards for stock-based employee compensation plans, which include stock option and stock purchase plans. FAS 123 provides employers a choice: adopt FAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under APB 25, while also providing the disclosure required under FAS 123. In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"). FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to account for stock-based compensation plans in accordance with APB 25. No compensation expense for options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

     The following table outlines the Company's net income available to holders of Ordinary Shares and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000, had the compensation cost been determined in accordance with the fair value method recommended in FAS 123.

(in thousands of U.S. dollars, except per share data)               2002           2001         2000
----------------------------------------------------------------------------------------------------
Net income (loss) available to holders of Ordinary Shares
As reported                                                    $  50,887   $   (172,008)  $  524,591
Compensation expense, net of income tax                        $  33,602   $     15,776   $   12,163
Pro Forma                                                      $  17,285   $   (187,784)  $  512,428

BASIC EARNINGS (LOSS) PER SHARE:
As reported                                                    $    0.19   $      (0.74)  $     2.37
Pro Forma                                                      $    0.06   $      (0.80)  $     2.32

DILUTED EARNINGS (LOSS) PER SHARE:
As reported                                                    $    0.19   $      (0.74)  $     2.31
Pro Forma                                                      $    0.06   $      (0.80)  $     2.25
====================================================================================================

The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 1.43 percent, 1.65 percent and 2.23 percent; expected volatility of 35.2 percent, 42.8 percent and 40.1 percent; risk free interest rate of 4.01 percent,
4.84 percent and 6.37 percent and an expected life of four years for each year.

d) EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an employee stock purchase plan ("ESPP"). Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of (i) the fair market value of the stock on first day of the subscription period; or (ii) the fair market value of the stock on the last day of the subscription period. Pursuant to the provisions of the ESPP, during 2002, 2001 and 2000, employees paid $7.5 million, $6.1 million and $1.2 million, respectively to purchase 252,619 shares, 211,288 shares and 50,652 shares, respectively.

ACE Limited and Subsidiaries

e) RESTRICTED STOCK AWARDS

Under the Company's long-term incentive plans 881,142 restricted Ordinary Shares were awarded during the year ended December 31, 2002, to officers of the Company and its subsidiaries. These shares vest at various dates through December 2006. In addition, during the year, 12,588 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Director Plan. These shares vest in May 2003.

     Under the Company's long-term incentive plans, 704,748 restricted Ordinary Shares were awarded during the year ended December 31, 2001, to officers of the Company and its subsidiaries. These shares vest at various dates through December 2005. In addition, during the year, 12,650 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Directors Plan. These shares vested in May 2002.

     At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to income over the vesting period.

f) DEFERRED COMPENSATION OBLIGATION

The Company maintains a rabbi trust for deferred compensation plans for key employees and executive officers. In accordance with EITF 97-14, "Accounting for Deferred Compensation Agreements Where Amounts Earned are Held in a Rabbi Trust and Invested", assets of the rabbi trust are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trust should be classified in shareholders' equity and accounted for at historical cost in a manner similar to treasury stock. The shares issued by the Company to the rabbi trust are recorded in Ordinary Shares issued to employee trust and the obligation has been recorded in deferred compensation obligation. Both are components of shareholders' equity.

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

(in thousands of U.S. dollars, except share and per share data)                       2002            2001             2000
---------------------------------------------------------------------------------------------------------------------------
Numerator:
Net income (loss) before cumulative effect of adopting a new
 accounting standard                                                         $      76,549   $    (123,744)   $     542,982
Dividends on Mezzanine equity                                                      (25,662)        (25,594)         (18,391)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to holders of Ordinary Shares
 before cumulative effect                                                           50,887        (149,338)         524,591
Cumulative effect of adopting a new accounting standard                                  -         (22,670)               -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to holders of Ordinary Shares                    $      50,887   $    (172,008)   $     524,591
===========================================================================================================================
Denominator:
Denominator for basic earnings per share:
   Weighted average shares outstanding                                         260,535,836     233,799,588      221,082,961
   Dilutive effect of Mezzanine equity                                           2,874,870               -        1,099,226
   Effect of other dilutive securities                                           6,459,317               -        5,236,243
---------------------------------------------------------------------------------------------------------------------------
Denominator for diluted earnings (loss) per share:
   Adjusted weighted average shares outstanding and
    assumed conversions                                                        269,870,023     233,799,588      227,418,430
===========================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE:
Earnings (loss) per share before cumulative effect of
 adopting a new accounting standard                                          $        0.19   $       (0.64)   $        2.37
Earnings (loss) per share                                                    $        0.19   $       (0.74)   $        2.37
===========================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE:
Earnings (loss) per share before cumulative effect
 of adopting a new accounting standard                                       $        0.19   $       (0.64)   $        2.31
Earnings (loss) per share                                                    $        0.19   $       (0.74)   $        2.31
===========================================================================================================================

The denominator for diluted loss per share for the year ended December 31, 2001 does not include the dilutive effect of Mezzanine equity and other dilutive securities. The incremental shares from assumed conversions are not included in computing diluted loss per share amounts as these shares are considered anti-dilutive. The dilutive effect of Mezzanine equity for the year ended December 31, 2001 is 3,180,571 shares. Other dilutive securities totaled 8,085,418 shares for the year ended December 31, 2001.

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

     Income from the Company's operations at Lloyd's is subject to United Kingdom corporation taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income ("U.S. income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names/Corporate Members in proportion to their participation in the relevant syndicates. The Company's Corporate Members are subject to this arrangement but, as U.K. domiciled companies, will receive U.K. corporation tax credits for any U.S. income tax incurred up to the value of the equivalent U.K. corporation income tax charge on the U.S. income.

     ACE Prime Holdings, ACE US Holdings and ACE Cap Re USA Holdings, and their respective subsidiaries are subject to income taxes imposed by U.S. authorities and file U.S. tax returns. Certain international operations of the Company are also subject to income taxes imposed by the jurisdictions in which they operate.

     The Company is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation.

     The income tax provision for the years ended December 31, 2002, 2001 and 2000 is as follows:

(in thousands of U.S. dollars)              2002           2001            2000
-------------------------------------------------------------------------------
Current tax expense                $      29,432   $     39,384   $      60,081
Deferred tax expense (benefit)          (145,120)      (118,058)         33,827
-------------------------------------------------------------------------------
Provision for income taxes         $    (115,688)  $    (78,674)  $      93,908
===============================================================================

ACE Limited and Subsidiaries

     The weighted average expected tax provision has been calculated using pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years ended December 31, 2002 and 2001, is provided below.

(in thousands of U.S. dollars)                                  2002            2001
------------------------------------------------------------------------------------
Expected tax provision at weighted average rate         $   (121,639)    $   (92,276)
Permanent differences
   Tax-exempt interest                                       (16,917)        (15,234)
   Other                                                       9,166          (8,570)
   Goodwill                                                        -          23,113
Net withholding taxes                                         13,702          14,293
------------------------------------------------------------------------------------
Total provision for income taxes                        $   (115,688)    $   (78,674)
====================================================================================

The components of the net deferred tax asset as of December 31, 2002, and 2001 are as follows:

(in thousands of U.S. dollars)                                  2002            2001
------------------------------------------------------------------------------------
Deferred tax assets
   Loss reserve discount                                $    500,061     $   422,211
   Unearned premium reserve                                   94,566          67,210
   Foreign tax credits                                       133,811         155,079
   Investments                                               123,410          63,459
   Bad debts                                                 177,197         129,280
   Net operating loss carryforward                           518,879         495,048
   Other                                                     199,461         254,822
------------------------------------------------------------------------------------
Total deferred tax assets                                  1,747,385       1,587,109
------------------------------------------------------------------------------------
Deferred tax liabilities
   Deferred policy acquisition costs                         148,811         133,664
   Unrealized appreciation on investments                    135,627          28,570
   Other                                                      39,372          38,448
------------------------------------------------------------------------------------
Total deferred tax liabilities                               323,810         200,682
------------------------------------------------------------------------------------
Valuation allowance                                          135,592         135,592
------------------------------------------------------------------------------------
Net deferred tax asset                                  $  1,287,983     $ 1,250,835
====================================================================================

The valuation allowance of $135.6 million at December 31, 2002 and 2001, reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset will not be realized due to the inability of certain foreign subsidiaries to generate sufficient taxable income. Adjustments to the valuation allowances are made when there is a change in management's assessment of the amount of deferred tax asset that is realizable.

     At December 31, 2002, the Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $1.5 billion, which are available to offset future U.S. federal taxable income through 2022.

15. STATUTORY FINANCIAL INFORMATION

The Company's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. Statutory capital and surplus of the Bermuda subsidiaries was $3.1 billion, $3.1 billion and $2.7 billion at December 31, 2002, 2001 and 2000, and statutory net income was $416 million, $55 million and $364 million for the years ended December 31, 2002, 2001 and 2000, respectively.

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

     Statutory accounting differs from generally accepted accounting policies in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes and certain other items. Combined statutory surplus of the Company's U.S. subsidiaries was $2.3 billion, $2.2 billion and $1.9 billion at December 31, 2002, 2001 and 2000, respectively. The combined statutory net income (loss) of these operations was $(78) million, $160 million and $(12) million for the years ended December 31, 2002, 2001 and 2000, respectively.

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

16.  SUBSIDIARY ISSUER INFORMATION

The following tables present the condensed consolidating financial information for ACE Limited (the "Parent Guarantor"), ACE INA Holdings, Inc. and ACE Financial Services, Inc. (formerly Capital Re Corporation), (the "Subsidiary Issuers") at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. The Subsidiary Issuers are direct or indirect wholly-owned subsidiaries of the Parent Guarantor. Investments in subsidiaries are accounted for by the Parent Guarantor and the Subsidiary Issuers under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent Guarantor's investment accounts and earnings. The Parent Guarantor fully and unconditionally guarantees certain of the debt of the Subsidiary Issuers (see Note 9).

ACE Limited and Subsidiaries

CONDENSED CONSOLIDATING BALANCE SHEET
At December 31, 2002

                                                         ACE INA   ACE Financial          Other ACE
                                   ACE Limited    Holdings, Inc.  Services, Inc.            Limited
                                   (Parent Co.       (Subsidiary     (Subsidiary   Subsidiaries and     Consolidating    ACE Limited
(in thousands of U.S. dollars)      Guarantor)           Issuer)         Issuer)  Eliminations/(1)/  Adjustments/(2)/   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Total investments and cash         $    77,506    $    7,413,714  $    1,023,777  $       9,808,911  $              -   $ 18,323,908
Insurance and reinsurance
 balances receivable                         -         1,729,439          28,252            896,299                 -      2,653,990
Reinsurance recoverable                      -        11,616,228          11,420          2,363,805                 -     13,991,453
Goodwill                                     -         2,130,908          96,723            489,229                 -      2,716,860
Investments in subsidiaries          7,095,429                 -         152,000           (152,000)       (7,095,429)             -
Due from subsidiaries and
 affiliates, net                       162,314            50,967         (49,681)            (1,286)         (162,314)             -
Other assets                            42,703         4,235,625         210,477          1,275,921                 -      5,764,726
------------------------------------------------------------------------------------------------------------------------------------
Total assets                       $ 7,377,952    $   27,176,881  $    1,472,968  $      14,680,879  $     (7,257,743)  $ 43,450,937
====================================================================================================================================
LIABILITIES
Unpaid losses and loss
 expenses                          $         -    $   17,057,979  $       75,960  $       7,181,243  $              -   $ 24,315,182
Unearned premiums                            -         3,233,614         352,551          1,999,359                 -      5,585,524
Future policy benefits for
 life and annuity contracts                  -                 -               -            442,264                 -        442,264
Short-term debt                              -           145,940               -                  -                 -        145,940
Long-term debt                         499,282           999,655               -            250,000                 -      1,748,937
Trust preferred securities                   -           400,000          75,000                  -                 -        475,000
Other liabilities                      178,934         2,574,801         160,238          1,124,381                 -      4,038,354
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                      678,216        24,411,989         663,749         10,997,247                 -     36,751,201
------------------------------------------------------------------------------------------------------------------------------------
Mezzanine equity                       311,050                 -               -                  -                 -        311,050
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity           6,388,686         2,764,892         809,219          3,683,632        (7,257,743)     6,388,686
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities, mezzanine
 equity and shareholders'
 equity                            $ 7,377,952    $   27,176,881  $    1,472,968  $      14,680,879  $     (7,257,743)  $ 43,450,937
====================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

CONDENSED CONSOLIDATING BALANCE SHEET
At December 31, 2001

                                                        ACE INA   ACE Financial           Other ACE
                                   ACE Limited   Holdings, Inc.  Services, Inc.             Limited
                                    (Parent Co.     (Subsidiary     (Subsidiary    Subsidiaries and     Consolidating    ACE Limited
(in thousands of U.S. dollars)       Guarantor)         Issuer)         Issuer)   Eliminations/(1)/  Adjustments/(2)/   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Total investments and cash         $   489,596    $   6,443,230  $      901,905   $       8,101,182   $             -  $  15,935,913
Insurance and reinsurance
 balances receivable                         -        1,715,873          24,075             781,614                 -      2,521,562
Reinsurance recoverable                      -        9,259,608           8,194           2,130,644                 -     11,398,446
Goodwill                                     -        2,186,142          96,723             489,229                 -      2,772,094
Investments in subsidiaries          5,621,604                -         152,000            (152,000)       (5,621,604)             -
Due from subsidiaries and
 affiliates, net                       348,372         (478,645)        (11,862)            490,507          (348,372)             -
Other assets                            64,570        3,313,941         184,509             995,729                 -      4,558,749
------------------------------------------------------------------------------------------------------------------------------------
Total assets                       $ 6,524,142    $  22,440,149  $    1,355,544   $      12,836,905   $    (5,969,976) $  37,186,764
====================================================================================================================================
LIABILITIES
Unpaid losses and loss
 expenses                          $         -    $  14,468,024  $       75,823   $       6,184,275   $             -  $  20,728,122
Unearned premiums                            -        2,055,459         323,951           1,474,019                 -      3,853,429
Future policy benefits for
 life and annuity contracts                  -                -               -             382,730                 -        382,730
Short-term debt                              -                -          99,980             395,428                 -        495,408
Long-term debt                               -        1,099,473               -             250,000                 -      1,349,473
Trust preferred securities                   -          800,000          75,000                   -                 -        875,000
Other liabilities                      106,385        2,395,745         138,586             444,129                 -      3,084,845
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                      106,385       20,818,701         713,340           9,130,581                 -     30,769,007
------------------------------------------------------------------------------------------------------------------------------------
Mezzanine equity                       311,050                -               -                   -                 -        311,050
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity           6,106,707        1,621,448         642,204           3,706,324        (5,969,976)     6,106,707
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities, mezzanine
 equity and shareholders'
 equity                            $ 6,524,142    $  22,440,149  $    1,355,544   $      12,836,905   $    (5,969,976) $  37,186,764
====================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

ACE Limited and Subsidiaries

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2002

                                                         ACE INA   ACE Financial         Other ACE
                                   ACE Limited     Holdings, Inc.  Services, Inc.          Limited
                                   Parent Co.       (Subsidiary     (Subsidiary   Subsidiaries and      Consolidating   ACE Limited
(in thousands of U.S. dollars)     (Guarantor)           Issuer)         Issuer)  Eliminations/(1)/  Adjustments/(2)/  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net premiums written              $          -    $    3,919,544    $    124,618    $     4,024,136     $           -  $  8,068,298
Net premiums earned                          -         3,216,854         112,421          3,501,229                 -     6,830,504
Net investment income                   46,848           319,638          46,778            419,501           (30,624)      802,141
Other income (expense)                       -           (28,362)              -              7,810                 -       (20,552)
Equity in earnings of
  subsidiaries                         215,437                 -               -                  -          (215,437)           -
Net realized losses on
  investments                          (79,480)         (161,691)        (29,681)          (218,237)                -      (489,089)
Losses and loss expenses                     -         2,775,631          24,512          2,106,367                 -     4,906,510
Life and annuity benefits                    -                 -               -            158,118                 -       158,118
Policy acquisition costs and
  administrative expenses               71,018           847,766          49,699            939,302            (3,764)    1,904,021
Interest expense                        27,431           149,065          11,892             20,658           (15,552)      193,494
Income tax expense (benefit)             7,807          (155,871)          5,908             26,468                 -      (115,688)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                 $     76,549    $     (270,152)   $     37,507    $       459,390     $    (226,745) $    76,549
====================================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2001

                                                         ACE INA   ACE Financial          Other ACE
                                    ACE Limited    Holdings, Inc.  Services, Inc.           Limited
                                    (Parent Co.      (Subsidiary     (Subsidiary   Subsidiaries and     Consolidating   ACE Limited
(in thousands of U.S. dollars)        Guarantor)          Issuer)         Issuer) Eliminations/(1)/  Adjustments/(2)/  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written              $          -    $    2,616,489    $     88,997    $     3,658,128     $           -   $ 6,363,614
Net premiums earned                          -         2,498,169          77,662          3,341,346                 -     5,917,177
Net investment income                   62,322           351,282          46,602            362,438           (36,775)      785,869
Other income (expense)                       -            (1,078)              -              1,530                 -           452
Equity in earnings of
  subsidiaries                        (136,456)                -               -                  -           136,456             -
Net realized gains (losses)
  on investments                       (13,524)          (52,441)         19,968            (12,362)                -       (58,359)
Losses and loss expenses                     -         1,970,727          22,854          2,558,875                 -     4,552,456
Life and annuity benefits                    -                 -               -            401,229                 -       401,229
Policy acquisition costs and
  administrative expenses               58,164           765,725          38,270            753,754              (794)    1,615,119
Interest expense                        (7,753)          179,505          14,013             20,492            (7,075)      199,182
Income tax expense (benefit)             8,345           (45,420)          8,229            (49,828)                -       (78,674)
Amortization of goodwill                     -            57,960           4,205             17,406                 -        79,571
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before
  cumulative effect of
  adopting a new accounting
  standard                            (146,414)         (132,565)         56,661             (8,976)          107,550      (123,744)
Cumulative effect of adopting
  a new accounting standard*                 -                 -         (22,800)               130                 -       (22,670)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                 $   (146,414)   $     (132,565)   $     33,861    $        (8,846)    $     107,550   $  (146,414)
===================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.
*     Shown net of income tax

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2000

                                                         ACE INA   ACE Financial          Other ACE
                                    ACE Limited    Holdings, Inc.  Services, Inc.           Limited
                                    (Parent Co.      (Subsidiary     (Subsidiary   Subsidiaries and     Consolidating   ACE Limited
(in thousands of U.S. dollars)        Guarantor)          Issuer)         Issuer) Eliminations/(1)/  Adjustments/(2)/  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written               $         -    $    2,437,811    $     82,746   $      2,358,797     $           -   $ 4,879,354
Net premiums earned                          -         2,417,189          67,534          2,050,040                 -     4,534,763
Net investment income                   43,214           385,722          48,045            322,526           (28,652)      770,855
Other income (expense)                       -            (1,868)              -              4,810                 -         2,942
Equity in earnings of subsidiaries     575,032                 -               -                  -          (575,032)            -
Net realized gains (losses)
  on investments                        (1,623)           (5,207)        (37,836)             5,705                 -       (38,961)
Losses and loss expenses                     -         1,713,725           9,109          1,213,231                 -     2,936,065
Policy acquisition costs and
  administrative expenses               58,984           730,852          35,419            571,913              (794)    1,396,374
Interest expense                         6,373           188,454          13,361             23,000            (9,738)      221,450
Income tax expense                       8,284            45,232          15,910             24,482                 -        93,908
Amortization of goodwill                     -            56,980           4,205             17,635                 -        78,820
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $   542,982    $       60,593    $       (261)  $        532,820     $    (593,152)  $   542,982
===================================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

ACE Limited and Subsidiaries

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

                                                         ACE INA   ACE Financial           Other ACE
                                    ACE Limited    Holdings, Inc.  Services, Inc.            Limited
                                     (Parent Co.     (Subsidiary     (Subsidiary    Subsidiaries and      ACE Limited
(in thousands of U.S. dollars)        Guarantor)          Issuer)         Issuer)  Eliminations/(1)/     Consolidated
---------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM (USED FOR)
  OPERATING ACTIVITIES             $  (175,655)   $     (146,920)   $     67,146    $      2,680,417    $   2,424,988
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
  ACTIVITIES
Purchases of fixed maturities          (53,613)       (3,719,650)       (651,029)        (13,525,531)     (17,949,823)
Purchases of equity securities               -           (85,164)              -            (133,688)        (218,852)
Sales of fixed maturities              399,456         3,106,157         577,428          11,865,380       15,948,421
Sales of equity securities                   -            67,884               -              95,140          163,024
Maturities of fixed maturities               -                 -               -             284,899          284,899
Net realized losses on financial
  futures contracts                          -                 -               -            (105,429)        (105,429)
Settlement of an acquisition-
  related lawsuit                       54,380                 -               -                   -           54,380
Other                                        -           (16,238)              -            (101,985)        (118,223)
---------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for)
  investing activities             $   400,223    $     (647,011)   $    (73,601)   $     (1,621,214)   $  (1,941,603)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING
  ACTIVITIES
Dividends paid on Ordinary Shares     (167,470)                -               -                   -         (167,470)
Dividends paid on Mezzanine equity     (25,662)                -               -                   -          (25,662)
Proceeds from short-term debt, net           -           145,940        (100,000)           (395,408)        (349,468)
Proceeds from long-term debt, net      499,155          (100,000)              -                   -          399,155
Repayment of trust preferred
 securities                                  -          (400,000)              -                   -         (400,000)
Advances to (from) affiliates          216,676            (9,866)          9,866            (216,676)               -
Proceeds from exercise of options
  for Ordinary Shares                   44,562                 -               -                   -           44,562
Proceeds from Ordinary Shares
  issued under ESPP                      7,472                 -               -                   -            7,472
Capitalization of subsidiaries      (1,314,676)        1,280,691         100,000             (66,015)               -
Dividends received from
  subsidiaries                         485,000                 -               -            (485,000)               -
---------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for)
  financing activities             $  (254,943)   $      916,765    $      9,866    $     (1,163,099)   $    (491,411)
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash        (30,375)          122,834           3,411            (103,896)          (8,026)
Cash - beginning of year                32,525           355,327           1,027             282,502          671,381
---------------------------------------------------------------------------------------------------------------------
Cash - end of year                 $     2,150    $      478,161    $      4,438    $        178,606    $     663,355
=====================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

                                                         ACE INA   ACE Financial           Other ACE
                                    ACE Limited    Holdings, Inc.  Services, Inc.            Limited
                                    (Parent Co.      (Subsidiary     (Subsidiary    Subsidiaries and      ACE Limited
(in thousands of U.S. dollars)        Guarantor)          Issuer)         Issuer)  Eliminations/(1)/     Consolidated
---------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM (USED FOR)
  OPERATING ACTIVITIES             $   113,428    $     (328,591)   $    (51,649)   $      1,619,817    $   1,353,005
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed maturities         (125,733)       (2,153,163)       (848,263)        (13,720,761)     (16,847,920)
Purchases of equity securities               -          (122,778)              -             (88,158)        (210,936)
Sales of fixed maturities               94,689         2,386,217         835,459          11,417,213       14,733,578
Sales of equity securities                   -           122,437               -              82,405          204,842
Maturities of fixed maturities               -                 -           4,500              40,429           44,929
Net realized losses on financial
  futures contracts                          -                 -               -             (21,976)         (21,976)
Other                                   (1,009)          (60,594)         (7,337)            (20,175)         (89,115)
---------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for)
  investing activities             $   (32,053)   $      172,119    $    (15,641)   $     (2,311,023)   $  (2,186,598)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on Ordinary Shares     (128,745)                -               -                   -         (128,745)
Dividends paid on Mezzanine equity     (25,666)                -               -                   -          (25,666)
Repurchase of Ordinary Shares         (179,446)                -               -                   -         (179,446)
Proceeds from short-term debt, net           -          (335,708)              -             391,852           56,144
Proceeds from issuance of
  Ordinary Shares, net               1,135,878                 -               -                   -        1,135,878
Advances to (from) affiliates         (174,000)          483,060          41,741            (350,801)               -
Proceeds from exercise of options
  for Ordinary Shares                   32,666                 -               -                   -           32,666
Proceeds from Ordinary Shares
  issued under ESPP                      6,074                 -               -                   -            6,074
Capitalization of subsidiaries      (1,101,000)          111,000               -             990,000                -
Dividends received from
  subsidiaries                         338,873                 -               -            (338,873)               -
---------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for)
  financing activities             $   (95,366)   $      258,352    $     41,741    $        692,178   $      896,905
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash        (13,991)          101,880         (25,549)                972           63,312
Cash - beginning of year                46,516           253,447          26,576             281,530          608,069
---------------------------------------------------------------------------------------------------------------------
Cash - end of year                 $    32,525    $      355,327    $      1,027    $        282,502   $      671,381
=====================================================================================================================

/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.

ACE Limited and Subsidiaries

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2000

                                                         ACE INA   ACE Financial           Other ACE
                                   ACE Limited    Holdings, Inc.  Services, Inc.             Limited
                                   (Parent Co.       (Subsidiary     (Subsidiary    Subsidiaries and    Consolidating   ACE Limited
(in thousands of U.S. dollars)       Guarantor)           Issuer)         Issuer)  Eliminations/(1)/  Adjustments/(2)/ Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM (USED FOR)
  OPERATING ACTIVITIES             $   (49,024)   $   (1,212,871)   $     58,605    $        776,118    $           -    $ (427,172)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
  ACTIVITIES
Purchases of fixed maturities         (618,049)       (2,907,397)       (722,539)         (7,228,653)               -   (11,476,638)
Purchases of equity securities               -          (226,474)              -            (184,548)               -      (411,022)
Sales of fixed maturities              449,766         3,764,557         668,059           6,639,296                -    11,521,678
Sales of equity securities                   -           535,531               -             257,968                -       793,499
Maturities of fixed maturities               -                 -           2,000              66,869                -        68,869
Net realized losses on financial
 futures contracts                           -                 -               -             (48,227)               -       (48,227)
Sale (acquisition) of subsidiaries      82,244                 -          10,200             (10,200)         (82,244)            -
Other                                      135            (1,495)          5,020            (218,076)               -      (214,416)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for)
  investing activities             $   (85,904)   $    1,164,722    $    (37,260)   $       (725,571)   $     (82,244)   $  233,743
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING
ACTIVITIES
Dividends paid on Ordinary Shares     (106,459)                -               -                   -                -      (106,459)
Dividends paid on Mezzanine equity     (15,254)                -               -                   -                -       (15,254)
Repayment of short-term debt, net     (424,886)         (280,830)              -              (4,360)               -      (710,076)
Proceeds from issuance of trust
  preferred securities                       -           300,000               -                   -                -       300,000
Proceeds from issuance of
  Mezzanine equity                     311,050                 -               -                   -                -       311,050
Issuance costs of Mezzanine equity      (9,884)                -               -                   -                -        (9,884)
Advances to affiliates                 (95,513)                -               -              95,513                -             -
Proceeds from exercise of options
  for Ordinary Shares                   31,335                 -               -                   -                -        31,335
Proceeds from Ordinary Shares
  issued under ESPP                      1,234                 -               -                   -                -         1,234
Capitalization of subsidiaries         (27,103)                -           5,000              22,103                -             -
Dividends received from subsidiaries   101,147                 -               -            (101,147)               -             -
Proceeds from issuance of
 Ordinary Shares, net                  400,320                 -               -                   -                -       400,320
-----------------------------------------------------------------------------------------------------------------------------------
Net cash flows from (used for)
  financing activities             $   165,987    $       19,170    $      5,000    $         12,109    $           -    $  202,266
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash         31,059           (28,979)         26,345              62,656          (82,244)        8,837
Cash - beginning of year                15,457           282,426             231             301,118                -       599,232
-----------------------------------------------------------------------------------------------------------------------------------
Cash - end of year                 $    46,516    $      253,447    $     26,576    $        363,774    $     (82,244)   $  608,069
===================================================================================================================================


/(1)/ Includes all other subsidiaries of ACE Limited and intercompany eliminations.
/(2)/ Includes ACE Limited parent company eliminations.

17.  SEGMENT INFORMATION

In 2002, following changes in executive management responsibilities, the Company reassessed and changed its reporting segments from individual operating units to lines of business. The Company now operates through four business segments:
Insurance - North American, Insurance - Overseas General, Global Reinsurance and Financial Services. These segments distribute their products through various forms of brokers and agencies. Insurance - North American, Insurance - Overseas General and Global Reinsurance utilize direct marketing programs to reach clients, while Financial Services operates with major U.S. financial guaranty insurers, mortgage guaranty insurers in the U.S., U.K. and Australia, title insurers and European trade credit insurers. Additionally, Insurance - North American has formed Internet distribution channels for some of its products and Global Reinsurance and Financial Services have established relationships with reinsurance intermediaries.

     The Insurance - North American segment includes the operations of ACE USA, ACE Canada and ACE Bermuda, excluding the financial solutions business in both the U.S. and Bermuda, which are included in the Financial Services segment. ACE USA comprises the U.S. and Canadian operations of ACE INA, which were acquired in 1999 and the operations of ACE US Holdings, which were acquired in 1998. These operations provide a broad range of P&C insurance and reinsurance products, including excess liability, excess property, professional lines, aerospace, A&H coverages and claim and risk management products and services, to a diverse group of commercial and non-commercial enterprises and consumers. The operations of ACE USA also include the run-off operations, which include Brandywine, Commercial Insurance Services, residual market workers' compensation business, pools and syndicates not attributable to a single business group, the run-off of open market facilities and the run-off results of various other smaller exited lines of business. Run-off operations do not actively sell insurance products, but are responsible for the management of existing policies and related claims.

     The Insurance - Overseas General segment consists of ACE Global Markets and ACE International. ACE International includes ACE INA's network of indigenous insurance operations, which were acquired in 1999. The segment has four regions of operations: ACE Asia Pacific, ACE Far East, ACE Latin America and the ACE European Group (which comprises ACE Europe, ACE INA UK Limited and the insurance operations of ACE Global Markets). ACE Global Markets provides funds at Lloyd's to support underwriting by the Lloyd's syndicates managed by Lloyd's managing agencies which are owned by the Company (including, for segment purposes, Lloyd's operations owned by ACE Financial Services). The reinsurance operation of ACE Global Markets is included in the Global Reinsurance segment. Companies within the Insurance - Overseas General segment write a variety of insurance products including property, primary and excess casualty, energy, professional risk ("D&O" and "E&O"), marine, political risk, trade credit, A&H, aviation and consumer oriented products. ACE International provides insurance coverage on a worldwide basis.

     The Global Reinsurance segment comprises ACE Tempest Re Bermuda, ACE Tempest Re USA and ACE Tempest Re Europe. These subsidiaries primarily provide property catastrophe reinsurance globally to insurers of commercial and personal property. Global Reinsurance also includes the operations of ACE Tempest Life Re. The principal business of ACE Tempest Life Re is to provide reinsurance coverage to other life insurance companies. The life reinsurance business completed its first full year of operations in 2001.

     The Financial Services segment includes the financial guaranty business of ACE Guaranty Corp. and ACE Capital Re International and the financial solutions business in the U.S. and Bermuda. The financial guaranty businesses serve the U.S. domestic and international financial guaranty insurance and reinsurance markets. Their principal business is the insurance and reinsurance of investment grade public finance and asset-backed debt issues (insured and ceded by the primary bond insurance companies), and insurance and reinsurance of credit default swaps. In addition to financial guaranty business, the companies provide trade credit reinsurance and highly structured solutions to problems of financial and risk management through reinsurance and other forms of credit enhancement products, as well as mortgage guaranty reinsurance and title reinsurance. The financial solutions business includes insurance and reinsurance solutions to complex risks that generally cannot be adequately addressed by the traditional insurance marketplace. It consists of securitization and risk trading, finite and structured risk products, and retroactive contracts in the form of LPTs.

ACE Limited and Subsidiaries

     a) The following tables summarize the operations by segment for the years ended December 31, 2002, 2001 and 2000;
     b) For segment reporting purposes, certain items have been presented in a different manner than in the consolidated financial statements. For segment reporting purposes, items considered non-recurring in nature have been aggregated and shown separately net of related income taxes, and net realized gains (losses) have been presented net of related income taxes.

STATEMENT OF OPERATIONS BY SEGMENT
For the year ended December 31, 2002


                                        Insurance-    Insurance-
                                             North      Overseas          Global    Financial         Corporate              ACE
(in thousands of U.S. dollars)            American       General     Reinsurance     Services    and Other/(1)/     Consolidated
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Property and Casualty
Gross premiums written                  $ 6,116,356   $ 4,113,944   $    887,069  $ 1,536,503   $             -   $   12,653,872
Net premiums written                      2,918,540     2,716,372        777,524    1,496,848                 -        7,909,284
Net premiums earned                       2,475,390     2,392,721        676,690    1,127,426                 -        6,672,227
Losses and loss expenses                  2,200,091     1,455,038        303,952      947,429                 -        4,906,510
Policy acquisition costs                    216,442       533,003        122,610       72,080                 -          944,135
Administrative expenses                     340,392       390,309         40,256       56,452           110,522          937,931
--------------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                 (281,535)       14,371        209,872       51,465          (110,522)        (116,349)
--------------------------------------------------------------------------------------------------------------------------------
Life
Gross premiums written                            -             -        165,099            -                 -          165,099
Net premiums written                              -             -        159,014            -                 -          159,014
Net premiums earned                               -             -        158,277            -                 -          158,277
Life and annuity benefits                         -             -        158,118            -                 -          158,118
Policy acquisition costs                          -             -         16,553            -                 -           16,553
Administrative expenses                           -             -          5,402            -                 -            5,402
Net investment income                             -             -         27,005            -                 -           27,005
--------------------------------------------------------------------------------------------------------------------------------
Underwriting income                               -             -          5,209            -                 -            5,209
--------------------------------------------------------------------------------------------------------------------------------
Net investment income -
  property and casualty                     405,937       108,049         95,032      191,980           (25,862)         775,136
Other income                                  1,034         2,055            589        1,357                 -            5,035
Interest expense                             32,307         2,621         13,914       12,837           131,815          193,494
Income tax expense (benefit)                 (4,339)        5,834            892       30,413           (68,074)        (35,274)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net realized
  losses and non-recurring expenses          97,468       116,020        295,896      201,552          (200,125)         510,811
Net realized losses*                       (156,480)      (25,045)       (57,123)     (99,501)          (79,481)        (417,630)
Debt prepayment expense*                          -             -              -            -           (16,632)         (16,632)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                       $   (59,012)  $    90,975   $    238,773   $  102,051   $      (296,238)  $       76,549
================================================================================================================================

/(1)/Includes ACE Limited, ACE INA Holdings and intercompany eliminations. *Shown net of income tax

STATEMENT OF OPERATIONS BY SEGMENT
For the year ended December 31, 2001

                                        Insurance-    Insurance-
                                             North      Overseas          Global    Financial          Corporate               ACE
(in thousands of U.S. dollars)            American       General     Reinsurance     Services          and Other/(1)/ Consolidated
----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Property and Casualty
Gross premiums written                  $ 4,521,276   $ 3,289,200   $    460,049  $ 1,480,785   $             -          9,751,310
Net premiums written                      1,986,001     2,154,222        354,323    1,461,378                 -          5,955,924
Net premiums earned                       1,816,731     1,940,814        324,567    1,428,785                 -          5,510,897
Losses and loss expenses                  1,373,255     1,464,964        317,019    1,397,218                 -          4,552,456
Policy acquisition costs                    206,064       444,809         68,259       57,680                 -            776,812
Administrative expenses                     315,473       326,828         29,054       55,357            94,583            821,295
----------------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                  (78,061)     (295,787)       (89,765)     (81,470)          (94,583)          (639,666)
----------------------------------------------------------------------------------------------------------------------------------
Life
Gross premiums written                            -             -        414,052            -                 -            414,052
Net premiums written                              -             -        407,690            -                 -            407,690
Net premiums earned                               -             -        406,280            -                 -            406,280
Life and annuity benefits                         -             -        401,229            -                 -            401,229
Policy acquisition costs                          -             -          7,852            -                 -              7,852
Administrative expenses                           -             -          2,787            -                 -              2,787
Net investment income                             -             -          9,408            -                 -              9,408
----------------------------------------------------------------------------------------------------------------------------------
Underwriting income                               -             -          3,820            -                 -              3,820
----------------------------------------------------------------------------------------------------------------------------------
Net investment income -
  property and casualty                     425,762       102,193         69,775      173,585             5,146            776,461
Other income (expense)                        1,030        (1,078)             -          500                 -                452
Interest expense                             37,163         2,591            733       16,776           141,919            199,182
Income tax expense (benefit)                 93,841       (85,149)       (22,050)      21,309           (76,699)           (68,748)
Amortization of goodwill                       (360)        3,755         14,011        4,205            57,960             79,571
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) excluding net realized
  losses, non-recurring expenses
  and cumulative effect                     218,087      (115,869)        (8,864)      50,325          (212,617)           (68,938)
Net realized losses*                        (11,101)       (3,221)       (16,430)      (6,069)          (13,524)           (50,345)
Non-recurring expenses*                           -        (3,970)          (491)           -                 -             (4,461)
Cumulative effect of adopting a
  new accounting standard*                      (50)          441            539      (23,600)                -            (22,670)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                       $   206,936   $  (122,619)  $    (25,246) $    20,656   $      (226,141)      $   (146,414)
==================================================================================================================================

/(1)/Includes ACE Limited, ACE INA Holdings and intercompany eliminations.
*    Shown net of income tax

STATEMENT OF OPERATIONS BY SEGMENT
For the year ended December 31, 2000

                                         Insurance-    Insurance-
                                              North      Overseas         Global    Financial          Corporate            ACE
(in thousands of U.S. dollars)             American       General    Reinsurance     Services    and Other/(1)/     Consolidated
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Property and Casualty
Gross premiums written                  $ 3,626,317   $ 2,822,028   $    337,241   $  801,185   $             -   $    7,586,771
Net premiums written                      1,890,592     2,004,305        274,757      709,700                 -        4,879,354
Net premiums earned                       1,733,524     1,832,710        251,992      716,537                 -        4,534,763
Losses and loss expenses                  1,128,249     1,108,138         52,921      646,757                 -        2,936,065
Policy acquisition costs                    194,819       369,953         44,934       41,035                 -          650,741
Administrative expenses                     279,506       340,120         17,993       46,799            61,215          745,633
--------------------------------------------------------------------------------------------------------------------------------
Underwriting income (loss)                  130,950        14,499        136,144      (18,054)          (61,215)         202,324
--------------------------------------------------------------------------------------------------------------------------------
Net investment income                       446,413       116,756         65,228      148,730            (6,272)         770,855
Other income (expense)                        3,598        (1,868)             -        1,212                 -            2,942
Interest expense                             35,621         4,980              -       17,716           163,133          221,450
Income tax expense (benefit)                105,414        14,968         16,792       21,574           (64,841)          93,907
Amortization of goodwill                       (343)        3,968         14,010        4,205            56,980           78,820
--------------------------------------------------------------------------------------------------------------------------------
Income excluding net realized
  gains (losses)                            440,269       105,471        170,570       88,393          (222,759)         581,944
Net realized gains (losses)*                (17,939)       12,846        (38,363)       6,172            (1,678)         (38,962)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                       $   422,330   $   118,317   $    132,207   $   94,565   $      (224,437)  $      542,982
================================================================================================================================

/(1)/Includes ACE Limited, ACE INA Holdings and intercompany eliminations.
*    Shown net of income tax


Property and casualty underwriting assets are reviewed in total by management for purposes of decision-making. We do not allocate assets to our new segments. Assets are specifically identified for our life reinsurance operations and corporate holding companies, including ACE Limited and ACE INA Holdings.

     The following table summarizes the identifiable assets at December 31, 2002 and 2001.

(in millions of U.S. dollars)                  2002             2001
---------------------------------------------------------------------
Property and casualty insurance         $    40,651   $       34,198
Life reinsurance                                610              480
Corporate                                     2,190            2,509
---------------------------------------------------------------------
Total assets                            $    43,451   $       37,187
=====================================================================

The following tables summarize the revenues of each segment by product offering for the years ended December 31, 2002, 2001 and 2000.

NET PREMIUMS EARNED BY TYPE OF PREMIUM


                                           Property    Life, Accident     Financial    Financial            ACE
(in millions of U.S. dollars)            & Casualty          & Health      Guaranty    Solutions   Consolidated
---------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Insurance - North American              $     2,394   $            81   $         -   $        -   $     2,475
Insurance - Overseas General                  1,817               576             -            -         2,393
Global Reinsurance                              677               158             -            -           835
Financial Services                                -                 -           282          845         1,127
---------------------------------------------------------------------------------------------------------------
                                        $     4,888   $           815   $       282   $      845   $     6,830
===============================================================================================================

YEAR ENDED DECEMBER 31, 2001
Insurance - North American              $     1,812   $             4   $         -   $        -   $      1,816
Insurance - Overseas General                  1,427               511             -            3          1,941
Global Reinsurance                              324               406             -            -            730
Financial Services                                -                 -           352        1,077          1,429
---------------------------------------------------------------------------------------------------------------
                                        $     3,563   $           921   $       352   $    1,080   $      5,916
===============================================================================================================

YEAR ENDED DECEMBER 31, 2000
Insurance - North American              $     1,734   $             -   $         -   $        -   $      1,734
Insurance - Overseas General                  1,378               454             -            -          1,832
Global Reinsurance                              252                 -             -            -            252
Financial Services                                -                 -           283          434            717
---------------------------------------------------------------------------------------------------------------
                                        $     3,364   $           454   $       283   $      434   $      4,535
===============================================================================================================

     c) The following table summarizes the Company's gross premiums written by geographic region. Allocations have been made on the basis of location of risk.

          Year     North           Australia &       Asia     Latin
         Ended   America   Europe  New Zealand    Pacific   America   Other
----------------------------------------------------------------------------
          2002        64%      21%           2%         8%        5%       -
          2001        63%      21%           2%         9%        5%       -
          2000        63%      20%           7%         5%        4%       1%
============================================================================

ACE Limited and Subsidiaries

18.  CONDENSED UNAUDITED QUARTERLY FINANCIAL DATA

2002

                                                          Quarter Ended     Quarter Ended    Quarter Ended     Quarter Ended
(in thousands of U.S. dollars, except per share data)     March 31, 2002    June 30, 2002    Sept. 30, 2002    Dec. 31, 2002
----------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                      $     1,359,809   $    1,575,707   $     1,925,579   $    1,969,409
Net investment income                                            200,135          200,804           199,740          201,462
Other income (expense)                                             4,799          (12,068)          (14,032)             749
Net realized losses on investments                               (25,881)        (139,721)         (235,282)         (88,205)
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                           $     1,538,862   $    1,624,722   $     1,876,005   $    2,083,415
============================================================================================================================
Losses and loss expenses                                 $       853,145   $      960,949   $     1,327,792   $    1,764,624
----------------------------------------------------------------------------------------------------------------------------
Life and annuity benefits                                $        22,996   $       23,311   $        59,697   $       52,114
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $       197,805   $      103,900   $       (56,510)  $     (168,646)
============================================================================================================================
Basic earnings (loss) per share                          $          0.74   $         0.37   $         (0.24)  $        (0.67)
============================================================================================================================
Diluted earnings (loss) per share                        $          0.70   $         0.36   $         (0.24)  $        (0.67)
============================================================================================================================


2001

                                                          Quarter Ended     Quarter Ended    Quarter Ended     Quarter Ended
(in thousands of U.S. dollars, except per share data)     March 31, 2001    June 30, 2001    Sept. 30, 2001    Dec. 31, 2001
----------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                      $     1,369,116   $    1,385,187   $     1,399,429   $    1,763,445
Net investment income                                            204,430          196,267           192,909          192,263
Other income (expense)                                             1,597            1,088            (1,858)            (375)
Net realized gains (losses) on investments                       (19,375)          15,564           (58,843)           4,295
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                           $     1,555,768   $    1,598,106   $     1,531,637   $    1,959,628
============================================================================================================================
Losses and loss expenses                                 $       951,293   $      954,841   $     1,541,627   $    1,104,695
----------------------------------------------------------------------------------------------------------------------------
Life and annuity benefits                                $           653   $       28,152   $        29,706   $      342,718
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect               $       141,064   $      131,517   $      (442,590)  $       46,265
Cumulative effect of adopting a new accounting
  standard                                                       (22,670)               -                 -                -
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $       118,394   $      131,517   $      (442,590)  $       46,265
============================================================================================================================
Basic earnings (loss) per share:
Earnings (loss) per share before cumulative effect
 of adopting a new accounting standard                   $          0.58   $         0.54   $         (1.95)  $         0.16
Earnings (loss) per share                                $          0.48   $         0.54   $         (1.95)  $         0.16
============================================================================================================================
Diluted earnings (loss) per share:
Earnings (loss) per share before cumulative effect
 of adopting a new accounting standard                   $          0.55   $         0.52   $         (1.95)  $         0.15
Earnings (loss) per share                                $          0.46   $         0.52   $         (1.95)  $         0.15
============================================================================================================================

110